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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

JUN 3 0 2003

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

State of Israel	0000052749
Exact name of registrant as specified in charter	Registrant CIK Number

PROCESSED
JUL 08 2003
THOMSON FINANCIAL

Exhibit C to Form 18-K for fiscal year ended December 31, 2002	N/A
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filing Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on June 30, 2003.

STATE OF ISRAEL

By: ____________________
Name: Harry Langman
Title: Consul and Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

By: ____________________
Name: Yaron Neudorfer
Title: Deputy Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

Exhibit Index on Page 3

STATE OF ISRAEL

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C1 and Exhibit C2 to the State of Israel's Annual Report on Form 18-K for the year ended December 31, 2002, pursuant to Rule 306(c) under the Securities Act of 1933, as amended.

EXHIBIT INDEX

EXHIBIT C1

תקציב המדינה
הצעה לשנת הכספים
2003

עיקרי התקציב
ותכנית תקציב רב־שנתי

ירושלים   חשון תשס"ג   אוקטובר 2002

אל הקורא,

חוברת זו מרכזת בצורה תמציתית את עיקריה של הצעת התקציב לשנת 2003. חומר נוסף הקשור לפעולות הממשלה ניתן למצוא בחוברות מפורטות של הצעת תקציב זו.

תוכן העניינים

חלק ה: תוכנית תקציב רב־שנתי

מונחת על שולחן הכנסת

חלק ו: נספחים

לוחות

חלק א

חוק התקציב
לשנת הכספים 2003, התשס"ג-2003

הצעת חוק התקציב לשנת הכספים 2003, התשס"ג-2002

הצעת התקציב לשנת הכספים 2003 וריכוז התוספת הראשונה

תחזית התקבולים והמילוות לשנת הכספים 2003

תחזית הסכומים שלא ייגבו בשל הטבות מס לשנת 2003

הצעת התקציב לשנת הכספים 2003: מפעלים עיסקיים (ריכוז התוספת השנייה)

הצעת חוק התקציב לשנת הכספים 2003
התשס"ג-2002

הגדרות 1. בחוק זה –

"סעיף תקציב" – סכום או מספר משרות, הנקוב בשורת כותרת שסימנה קו כפול מקוטע;

"תחום פעולה" – סכום או מספר משרות הנקוב בשורת כותרת שסימנה קו נקודה;

"תכנית" – סכום או מספר משרות הנקוב בשורה בלי סימון;

"שנת הכספים 2003" – התקופה המתחילה ביום כ"ז בטבת התשס"ג (1 בינואר 2003) והמסתיימת ביום ו' בטבת התשס"ד (31 בדצמבר 2003);

כל מונח אחר – כמשמעותו בחוק יסודות התקציב, התשמ"ה – 1985 (להלן – חוק יסודות התקציב).

תקציב ההוצאה וחלוקתו 2. הממשלה רשאית להוציא בשנת הכספים 2003 סכום של 269,853,252 אלפי שקלים חדשים; חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הראשון של התוספת הראשונה הנקרא "הוצאה".

תקציב ההוצאה המותנית בהכנסה 3. בנוסף לכל הסכומים שהממשלה רשאית להוציא לפי סעיף 2, רשאית היא להוציא בשנת הכספים 2003, כהוצאה מותנית בהכנסה, 13,025,802 אלפי שקלים חדשים; חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב לתחומי פעולה ולתכניות, תהיה כמפורט בטור השני של התוספת הראשונה הנקרא "הוצאה מותנית בהכנסה".

שיא כוח אדם 4. הממשלה רשאית, בשנת הכספים 2003, למלא 56,543 משרות; חלוקת מספר זה לחלקים, וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הרביעי של התוספת הראשונה הנקרא "שיא כוח אדם".

תקציב מפעלים עיסקיים

5. א. נוסף לסכומים שהממשלה רשאית לחוציא לפי סעיפים 2 ו־3, רשאית היא להוציא בשנת הכספים 2003 את הסכומים הנקובים בטור הראשון של החלק השני בתוספת השניה (להלן – תקציב מפעלים עיסקיים); חלוקת סכומים אלה לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט באותו חלק.

ב. בנוסף למספר המשרות שהממשלה רשאית למלא לפי סעיף 4, רשאית היא למלא בשנת הכספים 2003 – 17,799.5 משרות במפעלים העיסקיים; חלוקת מספר זה לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור השלישי של החלק השני של תקציב המפעלים העיסקיים.

ג. תחזית ההכנסות לכיסוי תקציב המפעלים העיסקיים בשנת הכספים 2003 היא כמפורט בחלק הראשון של התוספת השנייה.

הוראות לענין סעיפים מסוימים

6. בשנת התקציב 2003 -

א. את חלוקת התקציב בסעיף תקציב 17 לתחומי פעולה ולתכניות תקבע, לפי הצעת הממשלה, ועדה משותפת של ועדת הכספים וועדת החוץ והביטחון של הכנסת;

ב. לפי בקשת שר האוצר לגבי שימוש ברזרבה הכללית, לפי סעיף 12 לחוק יסודות התקציב, למטרה שבמסגרת הפעילות של משרד ראש הממשלה – תבוא, במקום הועדה, ועדה מיוחדת שתמנה ועדת החוץ והביטחון של הכנסת מקרב חבריה.

הלוואה מבנק ישראל

7. סכום ההלוואה מבנק ישראל לא יעלה בשנת הכספים 2003 על סכום של 1,730,000 אלפי שקלים חדשים להחזר חובות הממשלה לבנק ישראל לפי סעיף 48(ב) לחוק יסודות התקציב.

תחילה

8. תחילתו של חוק זה ביום כ"ז בטבת התשס"ג (1 בינואר 2003).

פרסום

9. חוק זה יפורסם ברשומות תוך שלושה חודשים מיום קבלתו.

הצעת התקציב לשנת הכספים 2003
(באלפי שקלים חדשים)

	דברי התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
	סך־הכול כללי	269,853,252	13,025,802	66,308,311	56,543.0
חלק א':	תקציב רגיל	192,255,338	11,750,808	50,354,285	56,543.0
חלק ב':	תקציב פיתוח וחשבון הון	75,867,914	1,274,994	15,954,026	
חלק ג':	החזר חובות לבנק ישראל	1,730,000			
חלק א':	תקציב רגיל	192,255,338	11,750,808	50,354,285	56,543.0
	מימשל ומינהל	20,580,445	1,307,381	2,097,036	34,879.5
01	נשיא המדינה	25,226	467		41.5
02	כנסת	256,940	9,140		385.0
03	חברי ממשלה	23,401			
04	משרד ראש הממשלה	542,941	13,546	46,836	887.5
05	משרד האוצר	1,494,261	185,271	10,043	5,259.5
06	משרד הפנים	351,337	18,229	54,108	757.5
07	משרד לביטחון פנים	7,040,704	378,121	1,757,322	22,819.0
08	משרד המשפטים	1,506,860	451,370		2,900.0
09	משרד החוץ	1,388,751	116,120		991.0
11	משרד מבקר המדינה*	160,192			525.5
12	גימלאות ופיצויים	5,863,569			
13	הוצאות שונות	496,326	95,351	75,140	
14	מימון מפלגות	508,056			
19	משרד המדע, התרבות והספורט	643,585	26,541	122,387	83.0
26	משרד לאיכות הסביבה	232,115	13,225	31,200	185.5
68	היחידה לעניין עובדים זרים	46,181			44.5
	ביטחון	41,556,819	5,421,690	33,601,381	2,044.5
15	משרד הביטחון	41,181,207	5,351,190	33,208,560	1,831.0
16	הוצאות חרום אזרחיות	255,356		364,466	
17	תיאום הפעולה בשטחים	120,256	70,500	28,355	213.5

* תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומתפרסם בנפרד לפי החוק. האמור כאן בא לשם מידע בלבד.

הצעת התקציב לשנת הכספים 2003 (המשך)
(באלפי שקלים חדשים)

	פירוט התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
18	**רשויות מקומיות**	**4,203,786**			
	שירותי חברה	**79,394,473**	**3,907,100**	**3,370,035**	**15,184.0**
20	משרד החינוך	24,627,762	1,184,719	2,023,849	1,740.5
21	השכלה גבוהה	5,861,591			
22	המשרד לענייני דתות	1,548,052	8,613	57,042	273.0
23	משרד העבודה והרווחה	4,416,539	1,105,268	119,966	3,625.5
24	משרד הבריאות	14,059,979	1,533,741	11,870	8,410.5
27	העברות לביטוח לאומי	21,149,227			
25	תגמולים לנכים	1,784,114	1,812		50.0
29	משרד הבינוי והשיכון	257,825	6,200		654.0
30	המשרד לקליטת עלייה	1,519,638	66,747	690,172	408.5
32	תמיכות במחירי מצרכי יסוד ובייצור חקלאי	3,231,609		467,136	
46	חוק חיילים משוחררים	935,793			22.0
56	נציבות שיוויון זכויות לאנשים עם מוגבלות	2,344			
	כלכלה ומשק	**8,750,592**	**1,114,637**	**3,794,795**	**3,485.0**
33	משרד החקלאות ופיתוח הכפר	1,019,222	191,512	221,016	1,309.5
34	משרד התשתיות הלאומיות	208,935	8,619		279.5
31	הוצאות משק הדלק	103,536			
35	הוועדה לאנרגיה אטומית	153,227			
36	משרד התעשייה והמסחר	167,095	19,856		436.5
37	משרד התיירות	380,379	8,293	159,165	158.0
38	תמיכות בענפי משק	1,873,507	745,264	2,871,191	
39	משרד התקשורת	68,005	293		94.0
40	משרד התחבורה	359,913	96,230		953.5
42	מענקי בינוי ושיכון	3,774,947	10,813		
43	המרכז למיפוי ישראל	72,288	27,257	7,906	249.0

הצעת התקציב לשנת הכספים 2003 (המשך)

(באלפי שקלים חדשים)

	[illegible] התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כח אדם
28	תחזוקת כבישים בינעירוניים	485,000	2,500	535,517	
54	רשויות פיקוח	84,538	4,000		5.0
44	סיבסוד אשראי	39,407			
45	**תשלום ריבית ועמלות**	**33,250,035**			
	רזרבות	**4,479,781**		**7,491,038**	**950.0**
47	רזרבה כללית	4,479,781		7,491,038	950.0
	חלק ב': תקציב פיתוח וחשבון הון	**75,867,914**	**1,274,994**	**15,954,026**	
	תקציב פיתוח	14,524,490	1,274,994	15,954,026	
	השקעות במימשל ומינהל	**535,666**	**102,380**	**846,612**	
51	דיור ממשלתי	18,088	54,087	101,479	
52	משטרה ובתי־סוהר	284,084	42,425	569,815	
53	בתי־משפט	170,123	863	71,649	
55	אוצר	63,371	5,005	103,669	
57	**רשויות מקומיות**	**513,007**		**475,671**	
	השקעות בשירותי חברה	**6,314,074**	**907,003**	**6,959,878**	
60	חינוך	511,866		505,959	
67	בריאות	185,442	69,965	161,679	
70	שיכון	5,616,766	837,038	6,292,240	
	השקעות בענפי משק	**7,161,743**	**265,611**	**7,671,865**	
72	חקלאות	9,957	9,694	13,318	

הצעת התקציב לשנת הכספים 2003 (המשך)
(באלפי שקלים חדשים)

	[illegible] תוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
73	מפעלי מים	766,539		931,771	
76	פיתוח תעשייה	277,323	159,325	273,366	
78	תיירות	98,864	1,282	122,671	
79	פיתוח תחבורה	4,501,318	22,500	4,873,409	
83	הוצאות פיתוח שונות	1,507,742	72,810	1,457,330	
84	**תשלום חובות**	**61,343,424**			
תלק ג':	**החזר חובות לבנק ישראל**	**1,730,000**			
99	ריבית לבנק ישראל	1,115,000			
	קרן לבנק ישראל	615,000			

תחזית התקבולים והמילוות לשנת הכספים 2003
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2003
	סך־הכול כללי	**269,853,252**
חלק א':	תקבולים שוטפים	192,255,338
חלק ב':	תקבולים ממילוות וחשבון הון	75,867,914
חלק ג':	תקבולים מבנק ישראל	1,730,000
חלק א':	**תקבולים שוטפים**	**192,255,338**
	מיסים ותשלומי חובה	159,586,349
	מיסי הכנסה ורכוש	85,300,000
001	מס הכנסה	72,720,000
002	מס ערך מוסף על מלכ"רים ומוסדות פיננסיים	8,050,000
003	מס שבח	1,140,000
004	מס רכישה	1,400,000
005	מס מכירה ומס רכוש	300,000
007	מס מעסיקים	1,690,000
	מיסי הוצאה	74,286,349
011	מכס והיטל על הייבוא	1,440,000
012	מע"ם, כולל מע"ם על ייבוא בטחוני	48,986,349
013	מס קניה	10,020,000
015	בלו	1,150,000
018	מס דלק	7,310,000
020	מס בולים	980,000
024	אגרות כלי רכב	2,498,360
025	אגרות ורשיונות אחרים	1,901,640
	ריבית ורווחים	2,609,050
034	ריבית במט"ח	175,650
035	ריבית בשקלים	2,433,400

תחזית התקבולים והמילוות לשנת הכספים 2003 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2003
	תמלוגים	1,210,951
042	תמלוגים ממפעלים עיסקיים	1,058
043	תמלוגים מאוצרות טבע	84,640
044	תמלוגים מחברות ממשלתיות	855,922
045	דיבידנדים מחברות ממשלתיות	269,331
	תקבולים שונים	1,972,065
046	החזר על חשבון תקציב שנים קודמות	84,640
047	הכנסות משירותים שונים	1,250,743
050	דמי שימוש בנכסים ממשלתיים	234,642
048	הכנסה מיועדת מעל האומדן	402,040
	העברה מחלק ב'	26,876,923
חלק ב':	תקבולים ממילוות וחשבון הון	75,867,914
	החזר השקעות והלוואות הממשלה	6,088,128
051	גביית קרן בשקלים	4,866,800
053	גביית קרן במט"ח	70,260
076	הכנסות ממכירת קרקעות מדינה	1,151,068
	הפרשות לפנסיה ולפיצויים	40,400
071	הפרשות יחידות משקיות	10,160
072	הפרשות מפעלים עיסקיים	10,160
073	הפרשות לפנסיה - חברות	20,080
	הכנסות הון	1,500,000
075	הכנסה ממכירת חברות ובנקים	1,500,000

תחזית התקבולים והמילוות לשנת הכספים 2003 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2003
	מילוות בארץ	64,793,692
081	מילווה מהמוסד לביטוח לאומי	12,643,673
082	הכנסה מאמיסיות והפקדות	52,150,019
	מילוות ומענקים מחו"ל	30,322,617
900	מילווה עצמאות ופיתוח	6,833,062
901	בניכוי: הוצאות הפצה	-203,972
908	הלוואות בנקאיות	2,549,650
	מילוות ומענקים מארה"ב:	
902	- ביטחון	11,015,869
904	- סיוע אזרחי	2,447,971
907	- מילוות אחרים	7,680,037
	העברה לחלק א'	-26,876,923
חלק ג':	**תקבולים מבנק ישראל**	**1,730,000**
	מקדמה למימון חוב לבנק ישראל	1,730,000

אומדן הטבות המס לשנת 2003
(במחירי תקציב 2002, במיליוני ש"ח)

סך הכול	**29,010**		
חלק ראשון: אגף מס הכנסה	**25,320**		
א. הטבות לגורמי ייצור	**1,020**		
החוק לעידוד השקעות הון:		800	
– כללי			150
– משקיעי-חוץ			250
– מסלול חלופי			400
מחקר ופיתוח, חיפושי נפט וסרטים		50	
זיכוי לעובדי משמרות		170	
החוק לעידוד התעשייה		–	
ב. הטבות לשוק ההון	**17,100**		
קופות גמל, נטו:		6,700	
– הטבות בעת ההפקדה			8,000
– בניכוי מיסוי בעת המשיכה			-1,300
קרנות השתלמות		2,500	
הכנסה מריבית על אפיקים צמודים		5,000	
הכנסה מריבית על אפיקים לא צמודים (החלק הריאלי)		1,200	
רווחי הון בבורסה		1,700	
פטור פדיון מניה באגודה שיתופית		–	
דחיית מס בחלוקת אופציות לעובדים		–	
ג. רווחה ופיזור אוכלוסייה	**4,440**		
פטור ממס הכנסה למלכ"ר		–	
פטור לקיצבאות משרד הביטחון		380	
פטור לקיצבאות הביטוח הלאומי		1,830	
– קיצבאות ילדים			1,250
– קיצבאות זיקנה ושאירים			450
– קיצבאות אחרות			130
זיכוי לעולים חדשים		80	
זיכוי בשל הוצאות רפואיות		20	
זיכוי לנטולי-יכולת		30	
זיכוי לתרומות		140	

אומדן הטבות המס לשנת 2003 (המשך)
(במחירי תקציב 2002, במיליוני ש"ח)

הטבות לעיוורים ולנכים		360
זיכוי לתושבים באזורי פיתוח		1,450
זיכוי למעבידים באילת		150
ד. הטבות למשפחה (פרט לפטור על קיצבאות ילדים)	2,000	
זיכוי למשפחות חד־הוריות		50
חצי נקודת זיכוי לנשים		600
זיכוי בגין ילדים (לרבות במשפחות חד־הוריות)		750
זיכוי בגין בן זוג לא עובד		600
ה. הטבות שונות במס הכנסה	470	
פטור על הכנסות מהימורים		100
פטור להשכרת דירות מגורים		300
חיילים משוחררים		50
ספורטאים זרים		20
ו. הטבות במיסי נדל"ן	290	
הנחות במס רכישה		40
פטור ממס שבח לדירת מגורים		0
מס שבח מוגבל לנכסים היסטוריים		250
חלק שני : אגף המכס ומע"מ	3,560	
א. מכס ומס קניה	1,260	
עולים חדשים		270
תושבים חוזרים		50
תיירים ישראליים		140
חלקים לרכב (כריות אוויר ו־ABS)		500
פטורים מותנים		300
ב. מע"מ	2,300	
פירות וירקות		1,500
שירותי תיירות		500
חוק אילת		300
חלק שלישי: אגרות	130	

מקור: מינהל הכנסות המדינה.

הצעת תקציב המפעלים העיסקיים לשנת הכספים 2003
(באלפי שקלים חדשים)

	ריכוז התוספת השנתית	הכנסה הוצאה	הרשאה להתחייב	שיא כוח אדם
	סך־הכול הכנסות	**9,895,878**		
89	מפעלי משרד ראש הממשלה ומשרד האוצר	277,593		
94	בתי חולים ממשלתיים	5,270,468		
95	נמל יפו ונמל חדרה	31,054		
96	בנק הדואר	197,576		
98	מינהל מקרקעי ישראל	4,119,187		
	סך־הכול הוצאות	**9,895,878**	**433,971**	**17,799.5**
89	מפעלי משרד ראש הממשלה ומשרד האוצר	277,593		113.0
94	בתי חולים ממשלתיים	5,270,468		17,210.5
95	נמל יפו ונמל חדרה	31,054		3.0
96	בנק הדואר	197,576		4.0
98	מינהל מקרקעי ישראל	4,119,187	433,971	469.0

חלק ב

סקירה כללית

מדיניות התקציב לשנת 2003

היקף התקציב

- תקציב המדינה לשנת 2003 מסתכם בכ־269.9 מיליארד ש"ח.
- תקציב המדינה, הכולל את ההוצאה המותנית בהכנסה, מסתכם בכ־282.9 מיליארד ש"ח.
- היקף ההוצאה, ללא החזר חובות (קרן), מסתכם בכ־226 מיליארד ש"ח.
- ההוצאה התקציבית מהווה 45.1% מהתוצר המקומי הגולמי החזוי.

יעדי התקציב

היעד המרכזי של הצעת התקציב לשנת 2003 הוא ייצוב המשק, בלימת המיתון בטווח הקצר ויצירת תנאים אשר יאפשרו חזרה למסלול של צמיחה בת־קיימא.

ההאטה בפעילות הכלכלית של המשק שהלכה והחריפה במהלך השנתיים האחרונות, גרמה לעלייה באי־הוודאות הכלכלית. אי ודאות זו אף גברה על רקע המשך ההרעה במצב הביטחוני וגידול מתון מאוד לעומת הגידול שהיה צפוי בפעילות הכלכלית העולמית, אשר מתרכז בענפים המסורתיים ולא בענפי הטכנולוגיה העילית (hi-tech), עליהם נשען המשק הישראלי. העלייה באי־הוודאות הכלכלית, מקשה על המיגזר העיסקי בתכנון ארוך־טווח של פעילותו ופוגעת בפוטנציאל הצמיחה של המשק. על כן, התנאי ההכרחי לייצוב המשק ולבלימת המיתון הכלכלי הוא יצירת סביבה כלכלית יציבה תוך הנהגת מדיניות תקציב אחראית ועקבית, אשר תקטין את רמת אי־הוודאות הגבוהה המאפיינת את המשק. בגיבוש מדיניות זו יש להביא בחשבון גם את השפעתם המשמעותית של השווקים הבינלאומיים על הכלכלה הישראלית ובצורך הנגזר מכך להתאים את המדיניות למגמות המאפיינות את המדינות המערביות המפותחות. צעדים אלה יתרמו לחזרה למסלול של צמיחה כלכלית בת קיימא.

יעד מרכזי נוסף של הממשלה הוא לצמצם את מימדי האבטלה במשק, אשר התרחבו באופן משמעותי בעקבות ההאטה החריפה בפעילות הכלכלית. השגת היעד של צמצום האבטלה בטווח הקצר תלויה במידה רבה ביצירת מקומות עבודה חדשים לישראלים על־ידי צמצום ניכר בהיקף העסקת עובדים זרים, הן בהיתר ובעיקר ללא היתר, ובביצוע רפורמה מקיפה בשוק העבודה. המשך צמצום האבטלה לאורך זמן תלוי בשינויים אלו וביצירת תנאים לצמיחה המובלת על־ידי הסקטור העיסקי.

להלן מפורטים צעדי התקציב העיקריים של הממשלה, שנועדו להשיג יעדים אלו.

מסגרת התקציב

מסגרת התקציב ויעדי המדיניות הפיסקלית לטווח בינוני נועדו ליצור תנאים לייצוב המשק ולבלימת המיתון על מנת לסייע לפעילותו של המיגזר העיסקי, וכן לצמצום שיעורי האבטלה, וזאת בהיבטים הבאים:

1. הקטנת הגירעון הממשלתי ביחס לתוצר בשנת 2003 בהשוואה לגירעון החזוי בשנת 2002.

גירעון ממשלתי נמוך משדר למיגזר העיסקי מסר של יציבות ומֵקל עליו במימון השקעותיו. במרבית המדינות המפותחות צומצם באופן ניכר בשנים האחרונות הגירעון הממשלתי וחלקן אף נמצא בעודף תקציבי בשנים האחרונות. בשנת 2002 צפוי הגירעון הממשלתי הכולל (ללא אשראי) להגיע לכ־3.9% תוצר. שיעור זה מהווה ירידה לעומת שיעור הגירעון בפועל של 4.5% תוצר שנרשם בשנת 2001. גירעון זה נובע בעיקרו מהירידה החדה בהכנסות המדינה כתוצאה מהמיתון הכבד הפוקד את המשק הישראלי ולא מהגדלת היקף ההוצאות בתקציב. יש לציין, כי אלמלא תוכנית החירום הכלכלית, שאושרה בממשלה בחודש אפריל 2002, היה הגירעון הממשלתי כאחוז מהתוצר בשנת 2002 גבוה משמעותית מזה בשנת 2001.

במסגרת תוכנית החירום הכלכלית, תוקן חוק הפחתת הגירעון ונקבע כי בשנת 2003 הגירעון הממשלתי הכולל (ללא אשראי) יהיה 3.0%-3.5% מהתוצר ובכל אחת מהשנים שלאחר מכן יפחת הגירעון הממשלתי בחצי אחוז עד שיגיע לאחוז אחד מהתמ"ג. במסגרת הדיונים על תקציב המדינה לשנת 2003, הלכה הממשלה צעד נוסף וקבעה כי הגירעון הממשלתי בשנת 2003 לא יעלה על 3.0% מהתוצר. בכך ממשיכה הממשלה לשַדֵר מסר ברור של הקטנת הגירעון הממשלתי, תוך שאיפה להשיג בטווח הבינוני את רמת הגירעון הממשלתי המקובלת במדינות המפותחות ולהתאים את היעדים בטווח הקצר למצב המשק בישראל.

2. הורדה הדרגתית של ההוצאה הממשלתית ביחס לתוצר מסייעת למיגזר העיסקי להרחיב את פעילותו, שכן מיגזר ציבורי גדול מדַי גוזל מהמיגזר העיסקי מקורות מימון הדרושים לו לשם כך. חלקו של המיגזר הציבורי בתוצר גדול בישראל בהשוואה לרוב המדינות המערביות.

בשנים 2001 ו־2002, עקב המיתון הכלכלי הכבד, עלה יחס ההוצאה הממשלתית לתוצר לראשונה מאז שנת 1996. הצעת התקציב לשנת 2003 מבטאת חזרה למגמת ההכרחית של הורדת היקף ההוצאה הממשלתית ביחס לתוצר. ההוצאה הממשלתית המתוכננת ביחס לתוצר צפויה לרדת מ־46.3% בשנת 2002 ל־45.1% בשנת 2003.

3. אי הגדלת נטל המס היא חיונית ביותר, כדי לשמר את הצמיחה במשק. מדינת ישראל מאופיינת בנטל מס מהגבוהים במדינות המערביות המפותחות. שיעור מס גבוה על הכנסות מעבודה מקטין את התמריצים להשתלבות בשוק העבודה ופוגע בפוטנציאל הצמיחה של המשק.

הרפורמה במס, שאושרה על־ידי הכנסת בחודש יולי 2002 ותיושם החל משנת 2003, נועדה להפחית את נטל המס על עבודה, בעיקר בשכבות הביניים, ולהרחיב את בסיס המס על הכנסות מהון ועל הכנסות

מחוץ לארץ. מכלול הצעדים שאושרו במסגרת הרפורמה יאפשרו לעצב מערכת מס צודקת יותר שתישען על חלוקה הוגנת של נטל המס בישראל, יגבירו את התעסוקה והצמיחה במשק על־ידי שכלול שוקי ההון והעבודה, יפחיתו את נטל המס על עבודה ויאיצו את קצב השתלבותה של ישראל בכלכלה העולמית.

4. חזרה למגמה של הורדת החוב הממשלתי ביחס לתוצר

לאחר ירידה משמעותית ביחס שבין החוב הממשלתי לתוצר מכ־106% בשנת 1998 לכ־90% בשנת 2000, עלה יחס החוב לתוצר בשנים 2001 ו־2002 והוא צפוי להגיע לשיעור של כ־103% בשנת 2003. העלייה ביחס החוב הממשלתי לתוצר נובעת ישירות מהגידול בגירעון הממשלתי ומהאטה החריפה בפעילות הכלכלית במשק שהחלה במחצית השנייה של שנת 2000.

היקף החוב הממשלתי בישראל, יחסית לתוצר, גבוה משמעותית בהשוואה למדינות מערביות (ב"אמנת מאסטריכט" נקבעה תקרה של 60% חוב ממשלתי ביחס לתוצר). הפחתת נטל החוב נדרשת כדי להקל על המיגזר העיסקי כדי שיוכל להרחיב את פעילותו ולהקטין את נטל תשלומי הריבית מתקציב המדינה.


הגירעון בתקציב (ללא אשראי) כאחוז מהתוצר: 1992-2006
עד 1996 – גירעון מקומי, מ-1997 – גירעון כולל
יעד הגירעון
גירעון בפועל
אחוזים
6.2
4.9
3.2
2.4
3.0
2.0
2.8
3.2
2.5
4.7
2.8
2.8
2.4
2.4
2.0
2.5
2.5
0.7
1.78
4.5
3.9
3.9
3.0
2.5
2.0
1.5
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002*
2003**
2004**
2005**
2006**
* אומדן
** יעד
מקור: אגף התקציבים

תקציב המדינה כאחוז מהתוצר: 1990-2003*

הוצאות התקציב ללא החזר חובות (קרן)


55
50
45
40
אחוזי תוצר
51.7
52.7
51.2
47.6
47.6
47.9
46.5
45.5
43.6
42.0
44.0
46.3
45.1
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002*
2003*

* הוצאה תקציבית ביחס לתוצר חזוי במחירי תקציב.
אי ביצוע של מלוא ההוצאה בתקציב יתבטא בתם גבוה יותר

מקור: אגף התקציבים

החוב הממשלתי הפנימי והחיצוני: 1990-2003*

באחוזי תוצר


חוב פנימי
חוב חיצוני
140
120
100
80
60
40
20
0
אחוזי תוצר
132
127
125
122
114
106
104
102
106
99
90
95
101
103
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002*
2003*

* אומדן אגף התקציבים

מקור: בנק ישראל

הרכב התקציב

במסגרת הדיונים על תקציב המדינה לשנת 2003 החליטה הממשלה על ביצוע התאמות והפחתות בתקציב בהיקף של כ־8.7 מיליארד ש"ח. התאמה זו היא נגזרת של יעד הגירעון הממשלתי של 3% תוצר בשנת 2003, והיא תאפשר עמידה ביעדים שפורטו לעיל, תוך יישום הרפורמה במס והגדלת ההשקעות בתשתית. התאמה זו היא חסרת תקדים בהשוואה לשנים קודמות, אך היא מחויבת על מנת להחזיר את היציבות למשק ולשמור עליה. יתר על כן, התאמה כאמור תביא להקטנת היקף ההוצאה בתקציב המדינה לשנת 2003 בהשוואה לשנת 2002 במונחים ריאליים. הצעת התקציב לשנת 2003 כוללת הצעות להפחתת ההוצאות השוטפות של משרדי הממשלה האזרחיים, הפחתה בתשלומי העברה מסוימים, צעדי התייעלות והפחתה בתקציב הביטחון וכן הפחתת הוצאות כתוצאה מהתייעלות ושינויים מבניים במיגוון תחומים. מנגד, הצעת התקציב כוללת, כאמור, את יישום הרפורמה במס והגדלה בהיקף התקציב הישיר המופנה להשקעות בתשתיות פיזיות בהשוואה לשנת 2002 ב־1 מיליארד ש"ח (מהם 0.5 מיליארד ש"ח לתקציב תשתיות תתבורה). הגבָּרת ההשקעות בתשתית תיעשה לפי תוכנית חומש, שבמסגרתה יתוגברו תקציבי הפיתוח בהיקף של כ־1 מיליארד ש"ח בכל אחת מחמש השנים. בשנת התקציב 2003 תופנה התוספת האמורה בין היתר למֵיזָמים העיקריים הבאים:

השקעות הממשלה בתשתיות תחבורה – כבישים ורכבות: 1997-2003*

במיליארדי ש"ח



5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
במיליארדי ש"ח
1997
1998
1999
2000
2001
2002*
2003**

* תקציב מקורי לשנת 2002.
** הצעת תקציב לשנת 2003.

מקור: אגף התקציבים

- כביש רוחב 431
- כביש רוחב 531
- קטע גדרה־קריית גת (20-19) בכביש מספר 6 – "חוצה ישראל"
- קו רכבת נתב"ג־מודיעין
- מיזם הגז הטבעי
- השקעות בתחום המים

בנוסף, תמשיך הממשלה לפעול בשיתוף המיגזר העיסקי במיזמים של תשתית, כגון כביש חוצה ישראל, מנהרות הכרמל, רכבת קלה בירושלים, רכבת קלה במטרופולין תל־אביב ומיזמים נוספים.

היקף ההשקעות המתוכננות בשנת 2003 למיזמים בתשתית התחבורה יסתכם בכ־7 מיליארד ש"ח לעומת כ־6 מיליארד ש"ח בשנת 2002 (מיזמים ממשלתיים ומיזמים בשיתוף עם המיגזר העיסקי).

פעילות זו היא קפיצת מדרגה נוספת בהשקעות המדינה בתשתיות, וצפוי להיות לה חלק משמעותי בהאצת הפעילות במשק, בצמצום המרחקים בין המרכז לפריפריה ובהקטנת מימדי האבטלה.

השינוי במצב הביטחוני מאז חודש ספטמבר 2000 הוביל לגידול משמעותי בהוצאות הביטחון. השינוי במצב הביטחוני הוביל לכך, שההוצאה הציבורית לביטחון, הכוללת פרט לתקציב משרד הביטחון גם תקציבים ממשלתיים נוספים (משטרה, שירותים חשאיים, חוק חיילים משוחררים וכדומה), ועלויות עקיפות שהפעילות הממשלתית מטילה על המשק (העלות הכלכלית של חיילים המשרתים בשירות חובה, לדוגמה), נאמדת בשנת 2002 בכ־60 מיליארד ש"ח המהווים כ־12% מהתוצר. מאז ספטמבר 2000, כל הקצאת המשאבים למערכת הביטחון נעשתה ללא הרחבת סך ההוצאה בתקציב אלא באמצעות הפחתה בהוצאות משרדי ממשלה אחרים ופגיעה בסדרי עדיפות בתחומים אחרים בתקציב. בשל כך, במסגרת הדיונים על תקציב המדינה לשנת 2003, החליטה הממשלה על צעדי התייעלות בתקציב הביטחון, אשר נועדו להביא למיצוי מירבי של המשאבים במערכת הביטחון, תוך הפחתה של 3 מיליארד ש"ח בתקציב משרד הביטחון.

שינויים מבניים במשק

במגמה להחזיר את המשק למסלול של צמיחה בת קיימא ולהגביר את היקף התעסוקה בקרב הישראלים, החליטה הממשלה על ביצוע שינויים מבניים בתחומים העיקריים הבאים:

רפורמה בשוק העבודה וייעול הקצאת תשלומי ההעברה – במקביל לצעדים שתכליתם החזרת תקציב המדינה לשנת 2003 לתוואי גירעון פוחת, ולפעולות להחזרת המשק לתוואי של צמיחה, יש חשיבות עליונה לביצוע צעדים שיקדמו את התעסוקה בקרב אוכלוסיות בגיל העבודה שנמצאות מחוץ למעגל התעסוקה. צעדים אלו צריכים להתמקד בשלושה תחומים עיקריים: צמצום מספר העובדים הזרים המועסקים בישראל, עידוד התעסוקה בקרב אוכלוסיות המתקיימות כיום מקיצבאות קיום ועידוד התעסוקה באמצעות החוק לעידוד השקעות הון.

בשנים האחרונות מהווים העובדים הזרים, לרבות עובדים פלסטינים, אחוז גבוה ביותר מכלל העובדים במשק הישראלי גם בהשוואה בינלאומית. לפי נתוני הלשכה המרכזית לסטטיסטיקה, בשנת 2001 שהו בארץ כ־300 אלף עובדים לא־ישראלים (זרים ופלסטינים), המהווים כ־11.6% מכלל המועסקים במשק, לעומת שיעור של כ־6% בשנת 1993. פתיחת שוק העבודה בישראל בפני עובדים זרים ברובד הבלתי מקצועי של היצע העבודה בשילוב עם קיום כדאיות כלכלית בהעסקת עובד זר בארץ וקיום כדאיות כלכלית בקבלת גימלת הבטחת הכנסה במקום שכר הם הגורמים העיקריים לדחיקת עובדים ישראלים "חלשים" אל מחוץ לכוח העבודה ולגידול באי השוויון בחלוקת ההכנסות הכלכליות. לפיכך, החליטה הממשלה על שורה של צעדים שמטרתם צמצום מספר העובדים הזרים בישראל. הצעדים העיקריים הם: צמצום מספר העובדים הזרים השוהים בארץ ללא אשרת עבודה בהיקף של כ־50 אלף בשנת 2003; הגבָּרה משמעותית של אכיפת החוק כנגד מעסיקיהם של עובדים זרים; ואיחוד אחריות וסמכויות בעניין העובדים הזרים תחת קורת גג אחת, באמצעות יחידת סמך שתוקם במשרד העבודה והרווחה, והגדלת המיסוי על המעסיקים והעובדים הזרים, כך שכדאיות העסקתם תקטן.

שיעור העובדים הזרים מכוח העבודה – השוואה בינלאומית

נתוני שנה אחרונה ידועה (באחוזים)


18
16
14
12
10
8
6
4
2
0
אחוזים
1.1
2.9
3.2
3.9
5.1
6.1
8.8
9.1
9.9
11.6
17.5
יפן
הולנד
דנמרק
אנגליה
שבדיה
צרפת
בלגיה
גרמניה
אוסטריה
ישראל*
שוויץ

* בישראל – שיעור עובדים זרים ופלסטינים מסך המועסקים בשנת 2001

מקור: OECD

עובדים זרים בישראל (עובדים חוקיים ועובדים לא חוקיים) בשנים 1990-2001

אלפי עובדים ואחוז מכוח העבודה


אלפים
300
250
200
150
100
50
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
0.1%
3
0.5%
0.9%
1.8%
2.6%
4.4%
6.2%
7.0%
7.0%
7.5%
8.4%
*9.9%

מקור: הלשכה המרכזית לסטטיסטיקה

* ללא עובדים פלסטינים

תשלומי ההעברה לאוכלוסייה בגיל העבודה הסתכמו בשנת 1998 ב־6.1% מהתוצר הישראלי לעומת 4.7% בממוצע במדינות ה־OECD. בין השנים 1998-2001 נרשם גידול נוסף בתשלומי ההעברה והם הגיעו ל־6.9% מהתוצר. אחד מהגורמים לגידול זה הוא הגידול החד והמתמשך במספר מקבלי גימלת הבטחת הכנסה הנמצאים בגיל העבודה. לפי נתוני המוסד לביטוח לאומי, עמד מספרם של מקבלי גימלת הבטחת הכנסה ביולי 2002 על כ־158 אלף, לעומת כ־30 אלף בשנת 1990. במצב הקיים היום, השתלבות מקבל גימלת הבטחת הכנסה בשוק העבודה אינה מגדילה את הכנסתו הפנויה של הפרט ואף מקטינה אותה. בנסיבות אלה נוצר למקבלי הגימלה תמריץ רב עוצמה שלא להשתלב בשוק העבודה. לפיכך, החליטה הממשלה על שורה של צעדים שתכליתם צמצום התמריצים שעודדו עובדים להיכנס למעגל מקבלי קיצבת הבטחת הכנסה, מצד אחד, ולהגדלת התמריצים להשתלב בשוק העבודה, מצד שני. צעדים אלה נועדו להגדיל את שיעור ההשתתפות בכוח העבודה ועל־ידי כך להגדיל את פוטנציאל הצמיחה של המשק הישראלי, תוך הפחתת היקף תשלומי ההעברה מתקציב המדינה.

מספר מקבלי גימלת הבטחת הכנסה בישראל
בשנים: 1985-2002
באלפים


180
160
140
120
100
80
60
40
20
0
אלפים
1985
1990
1995
1997
1998
1999
2000
2001
אפריל-02

מקור: המוסד לביטוח לאומי

סך-כל תשלומי ההעברה כאחוז מהתמ"ג לשנים: 1980-2002


10
8
6
4
אחוזים
5.5
6.4
6.7
6.3
6.6
7.0
6.8
6.9
7.1
7.4
7.7
7.8
7.8
8.8
9.0
1980
1985
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

מקור: המכון לחקר המדיניות החברתית בישראל

אחת ממטרותיו העיקריות של החוק לעידוד השקעות הון היא משיכת מפעלים לפריפריה, לשם פיזור אוכלוסין ויצירת מקומות עבודה באזורים אלה. בפועל, החוק אינו מצליח לעודד הטיית פעילות עתירת טכנולוגיה ובעלת שכר גבוה לפריפריה. בעיה נוספת בחוק היא שתרומת המפעלים הזוכים לתמיכה במסגרת החוק להגבָּרת התעסוקה, אינה תואמת את התוכניות המוצגות על ידם בעת הגשת הבקשה לתמיכה. לפיכך, החליטה הממשלה על שינוי שיטת התשלומים כך שתשפר באופן משמעותי את אמינות התחזיות המוגשות על־ידי המפעלים. כמו כן, הוחלט על ביטול מסלול הטבות המס במרכז הארץ במטרה לתרום להפניית התעסוקה לאזורי עדיפות לאומית. הגדלת ההשקעות בתשתית תופנה גם לקירוב הפריפריה למרכז הארץ במטרה להגביר את התעסוקה באזורים אלו.

הגבָּרת התחרות במשק – המשק הישראלי מאופיין בריכוזיות גבוהה ובהיעדר תחרות הן בתחומי התעשיה והייצור והן בתחומי השירותים הניתנים לצרכנים. רמת המחירים הנגזרת ממבנה המשק הישראלי גבוהה בתחומים רבים מרמת המחירים המקבילה במשקים מפותחים בעולם. הגבָּרת רמת התחרות בכל תחומי המשק תפחית את מחיריהם של המוצרים והשירותים הנצרכים הן על־ידי משקי הבית והן על־ידי הפירמות. ירידת מחירים תפחית את עלויות הייצור, תשפר את כושר התחרות של המשק ותתרום להמשך תהליך הצמיחה. במסגרת ההחלטות לשנת 2003, החליטה הממשלה להמשיך לפעול להגברת התחרותיות בשורה של תחומים: ייצוא וייבוא חקלאי, שיפור השירות בתחום התעופה, שילוב קופות גמל בתהליכי הפרטה וכדומה.

בתחום התקשורת – החליטה הממשלה על החלתם של רפורמות ברשות השידור וברשות הדואר וכן על הפרטת רשתות הרדיו "קול הדרך לעסקים" ו"רשת ג'".

בתחום התחבורה – החליטה הממשלה על הפרדתה של רכבת ישראל מרשות הנמלים והרכבות והפיכתה לחברה ממשלתית, שינוי זה יאפשר גידול משמעותי בהשקעות רכבת ישראל במימון המיגזר העיסקי.

ייעול המיגזר הציבורי – מיגזר ציבורי רחב מִדַי מקשה על המיגזר העיסקי, שכן המיגזר הציבורי מתחרה עם המיגזר העיסקי על גורמי הייצור ועל מקורות המימון. נוסף על כך, מימון המיגזר הציבורי כרוך בהטלת מיסים. מדינת ישראל מאופיינת במיגזר ציבורי גדול משמעותית מהמדינות המערביות המפותחות. יתר על כן, בזמן שרוב המדינות המערביות הולכות ומצמצמות את שיעור ההוצאה הציבורית מהתוצר, בישראל חלה עלייה בשיעור זה בשנתיים האחרונות. צמצום וייעול המיגזר הציבורי בישראל מהווה תנאי חיוני להקטנת ההוצאה הציבורית והממשלתית. לנוכח המיתון הכלכלי אליו נקלע המשק והקיטון שחל בהשקעות ובמקורות הכספיים העומדים לרשות המיגזר העיסקי וכן לנוכח הצורך להקטין את ההוצאה הציבורית לשם ייצוב המשק, אף גדלה חשיבות ייעול המיגזר הציבורי בישראל וצמצום מימדיו תוך הימנעות, ככל הניתן, מפגיעה בהיקף השירותים שהוא מספק. במסגרת החלטות הממשלה בדבר המדיניות הכלכלית לשנת 2003 כלולים שינויים מבניים המכוונים לייעול המיגזר הציבורי ופעילות משרדי הממשלה בתחומי הבריאות, משק המים, מקרקעין ובנייה, העסקת עובדים בשירות המדינה ועוד.

משקל ההוצאה הציבורית בישראל ובמדינות OECD בעלות הסקטור הציבורי הגדול ביותר בשנים 2001-1993

באחוזים



ישראל
צרפת
פינלנד
דנמרק
שבדיה
אחוזים
70
65
60
55
50
45
40
1993
1994
1995
1996
1997
1998
1999
2000
2001
57.2
55.0
56.2
55.2
54.0
54.4
54.9

מקור: בנק ישראל

ניתוח הצעת התקציב

ההוצאה התקציבית לשנת 2003, כהגדרתה לחישוב הגירעון במונחים ריאליים[1], נמוכה בכ־1.8% מהתקציב המקורי לשנת 2002. סך ההוצאה התקציבית (ברוטו) לשנת 2003, (כולל החזרי קרן והעברות לבנק ישראל), גבוה ריאלית בכ־1.3% מהתקציב המקורי לשנת 2002. ההכנסות ממיסים בשנת 2003 צפויות לקטון בשיעור ריאלי של כ־2.9%, בהשוואה להכנסות בתקציב המקורי לשנת 2002.

הוצאות

להלן עיקר השינויים הריאליים, בצד ההוצאה, בהצעת התקציב לשנת 2003 – בהשוואה לתקציב המקורי לשנת 2002:

ההוצאה התקציבית כהגדרתה לחישוב הגירעון, קטנה, כאמור, בכ־1.8% בשנת 2003.

הצריכה האזרחית תגדל בכ־0.3%, כפועל יוצא משינויים המתחייבים מחקיקה, החלטות ממשלה וכדומה מצד אחד ומהחלטת הממשלה בדבר הקפאה נומינלית של תקציב המדינה, מצד שני.

הצריכה הביטחונית תקטן בכ־2.6% לאור החלטות הממשלה במסגרת דיוני התקציב לשנת 2003.

תשלומי העבודה ותמיכות יקטנו בשיעור של כ־7%, הקטנה הנובעת בעיקר מהחלטות הממשלה במסגרת דיוני התקציב לשנת 2003 ובמסגרת תוכנית החירום הכלכלית, שאושרה בכנסת בחודש יוני 2002.

תשלומי הריבית יגדלו בכ־8.6%, כתוצאה מגידול הן בתשלומי הריבית על מילוות־פנים והן בתשלומי הריבית על מילוות חוץ.

תשלומי הקרן, למעט החזרי קרן למוסד לביטוח לאומי, יגדלו בכ־17%, כתוצאה ממבנה לוחות הסילוקין של החוב.

מתן אשראי יקטן בכ־4.1%.

[1] מנוכה בעליית מדד המחירים לצרכן.


התפלגות ההוצאות בהצעת תקציב המדינה (ברוטו)
2003 לעומת 1993
באחוזים
2003
הוצאה אזרחית
החזר חובות
31.5
18.4
הוצאה בטחונית
5.6
28.7
השקעות ומתן אשראי
תשלומי העברה ותמיכות
1993
הוצאה אזרחית
החזר חובות
29.2
18.3
הוצאה בטחונית
9.9
25.9
השקעות ומתן אשראי
תשלומי העברה ותמיכות
מקור: אגף התקציבים

הכנסות

אומדן הכנסות המדינה ממיסים בשנת 2003, בהשוואה להכנסות הצפויות בפועל בשנת 2002, מצביע על קיטון ריאלי (מנוכה במדד המחירים לצרכן) של 2.9%.

הקיטון הצפוי בהכנסות נובע מהמשך ההאטה בפעילות הכלכלית במשק בשנת 2002 אשר הקטין באופן ניכר את הכנסות המדינה ממיסים.


התפלגות הכנסות המדינה לשנת 2003
באחוזים
מענקים מחו"ל
6.4
הכנסות אחרות
17.9
מיסים ישירים
מיסים עקיפים
מקור: אגף התקציבים

הגירעון בתקציב המדינה

הגירעון הכולל, ללא אשראי, בתקציב 2003, יסתכם ב־15.2 מיליארד ש"ח, המהווים 3% מהתמ"ג.

הגירעון המקומי, ללא אשראי, יסתכם בשנת התקציב 2003 בכ־11.6 מיליארד ש"ח – המהווים 2.3% תוצר.

הגירעון בחו"ל, ללא אשראי, יסתכם בשנת התקציב 2003 בכ־3.6 מיליארד ש"ח – המהווים 0.7% תוצר.

הגירעון הכולל, לרבות אשראי נטו, בשנת 2003 יהיה בסך 15.3 מיליארד ש"ח.

מימון הגירעון הכולל [1] בשנת 2003
(במיליארדי ש"ח)

מקורות למימון הגירעון	סכום
מכירת חברות ובנקים – אומדן [2]	1.5
הלוואות מחו"ל (נטו)	0.0
מילוות מהציבור (נטו)	13.8
סך הכול	[illegible]

הערות ללוח:

(1) תיתכן תחלופה בין הרכיבים השונים של מימון הגירעון.

(2) בשנת 2003 מתוכננת מכירת החזקות המדינה בבנק לאומי. לאור אי־הוודאות בכל הנוגע להיקף התמורה בגין המכירה האמורה במהלך שנת 2003, אומדן מכירת חברות ובנקים בהצעת התקציב לשנת 2003 הוא בסך 1.5 מיליארד ש"ח.

הגירעון התקציבי ומימונו
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע תקציב לשנת 2001
.1	**סך־הכול הוצאות ומתן אשראי**	**225,977,261**	**217,430,574**	**202,351,132**
	מזה: מקומי	201,702,510	197,638,540	186,527,176
	- צריכה והשקעה	102,962,482	98,849,997	94,736,765
	מזה: מקומי	88,467,162	86,431,872	84,989,979
	- תשלומי העברה ותמיכות	74,000,096	75,239,001	70,788,547
	- תשלומי ריבית	33,289,208	28,980,221	27,949,995
	מזה: מקומי	24,661,849	22,542,201	21,867,826
	- מתן אשראי	5,074,063	5,002,303	3,636,029
	- הוצאה אחרת	10,651,412	9,359,052	5,239,796
.2	**סך הכנסות ומענקים**	**210,640,258**	**203,569,651**	**181,850,814**
	מזה: מקומי	189,937,046	185,380,392	170,018,810
	- הכנסות ממיסים	159,586,349	155,337,035	147,467,885
	- הכנסות אחרות	37,590,069	35,951,516	24,627,640
	מזה: החזרי אשראי	4,937,060	5,791,380	4,137,377
	- מענקים מחו"ל	13,463,840	12,281,100	9,755,289
.3	**עודף (+) [גירעון (–)]**	**-15,337,003**	**-13,860,923**	**-20,500,318**
	עודף (+) [גירעון (–)] ללא אשראי נטו	-15,200,000	-14,650,000	-21,001,666
	מזה:			
	מקומי	-11,558,201	-12,984,345	-16,912,727
	בחו"ל	-3,641,799	-1,665,655	-4,088,939
.4	**מימון***			
4.1	חלוואות מחו"ל (נטו)	0	-1,000,000	-2,917,797
	קבלת הלוואות	16,858,777	9,286,687	5,949,815
	פירעון חובות	16,858,777	10,286,687	8,867,612
4.2	חלוואות מקומיות (נטו)	13,837,003	13,360,923	16,762,340
	קבלת הלוואות	52,150,019	47,567,031	52,716,553
	פירעון (קרן)	38,313,016	34,206,108	35,954,213
4.4	הכנסות הון	1,500,000	1,500,000	171,869

* תיתכן תחלופה בין מימון בחו"ל לבין מימון מקומי.

ההוצאה ברוטו לפי סיווג כלכלי (ללא בנק ישראל)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע התקציב לשנת 2001
	הוצאה נטו	268,123,252	249,607,485	236,954,017
	הוצאה מותנית	13,025,802	12,315,884	10,218,940
	סה"כ תקציב ברוטו (2+1)	281,149,054	261,923,369	247,172,957
.1	סה"כ הוצאות ומתן אשראי	225,977,261	217,430,574	202,351,132
1.1	צריכה אזרחית	44,431,774	41,850,611	39,742,523
	- שכר בארץ	28,017,319	26,466,998	25,434,018
	- קניות בארץ	14,353,300	13,691,402	13,089,887
	- שכר וקניות בחו"ל	2,061,155	1,692,211	1,218,618
1.2	צריכה ביטחונית	47,843,862	46,426,595	46,731,879
	- שכר	16,357,657	16,539,996	15,627,600
	- תשלומי העברה	1,919,536	1,906,268	2,073,105
	- קניות	15,663,700	16,168,633	18,932,284
	- בינוי	1,387,133	1,131,467	1,102,300
	- קניות בחו"ל	12,069,724	10,183,519	8,514,165
	- הוצאות חרום אזרחיות ותיאום הפעולה בשטחים	446,112	496,712	482,425
1.3	תשלומי העברה ותמיכות	74,000,096	75,239,001	70,788,547
	- לרשויות מקומיות	9,865,722	9,996,690	10,469,787
	- למועצות דתיות	145,063	99,248	175,045
	- לפרטים ולמוסדות	40,658,849	40,394,524	37,246,264
	- תמיכות במחירי מצרכי יסוד	2,273,021	2,108,461	1,667,017
	- העברות למוסד לביטוח לאומי	21,057,441	22,640,078	21,230,434

ההוצאה ברוטו לפי סיווג כלכלי (ללא בנק ישראל) (המשך)
(באלפי שקלים חדשים)

		הצעה חוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע התקציב לשנת 2001
1.4	השקעות ומתן אשראי	15,767,291	15,581,666	11,904,246
	- השקעה ישירה	10,693,228	10,579,363	8,268,217
	מזה: שיכון	2,264,939	2,246,074	1,825,367
	- מתן אשראי	5,074,063	5,002,303	3,636,029
	מזה: שיכון	4,115,269	3,901,175	3,136,242
1.5	תשלומי ריבית	33,289,208	28,980,221	27,949,995
	- תשלומי ריבית בארץ	24,622,676	22,518,536	21,824,309
	- סיבסוד אשראי	39,173	23,665	43,517
	- תשלומי ריבית בחו"ל	8,627,359	6,438,020	6,082,169
1.6	הוצאות שונות	6,171,631	6,027,789	5,233,942
	- פירעון קרן לביטוח לאומי	6,171,631	6,027,789	5,228,982
	- שונות			4,960
1.7	רזרבות	4,473,399	3,324,691	
.2	פירעון חובות (קרן)	55,171,793	44,492,795	44,821,825
	- פירעון בארץ לציבור	38,313,016	34,206,108	35,954,213
	- פירעון חובות בחו"ל	16,858,777	10,286,687	8,867,612

ריכוז התקבולים והמילוות (ללא בנק ישראל)
(באלפי שקלים חדשים)

	הצעת חוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע התקציב לשנת 2001
סך־הכול כללי	268,123,252	249,607,485	236,953,749
חלק א': תקבולים שוטפים	192,255,338	184,931,197	176,200,000
חלק ב': תקבולים ממילוות והשבון הון	75,867,914	64,676,288	60,753,749
חלק א': תקבולים שוטפים	192,255,338	184,931,197	176,200,000
מיסים ותשלומי חובה	159,586,349	155,337,035	147,467,885
מיסי הכנסה ורכוש	85,300,000	88,450,000	84,976,364
מיסי הוצאה	74,286,349	66,887,035	62,491,521
ריבית, תמלוגים ותקבולים שונים	5,792,066	7,327,202	5,858,645
העברה מחלק ב'	26,876,923	22,266,960	22,873,470
חלק ב': תקבולים ממילוות והשבון הון	75,867,914	64,676,288	60,753,749
גביית קרן	4,937,060	5,791,380	4,137,377
שונות	1,191,468	830,286	312,410
הכנסות הון	1,500,000	1,500,000	171,869
מילוות בארץ	64,793,692	57,253,795	63,300,459
מילווה מהמוסד לביטוח לאומי	12,643,673	9,686,764	4,100,000
מילוות בארץ למעט ביטוח לאומי	52,150,019	47,567,031	59,200,459
מילוות ומענקים מחו"ל	30,322,617	21,567,787	15,705,104
סיוע ביטחוני מארה"ב	11,015,869	9,145,500	8,935,325
סיוע אזרחי	2,447,971	3,135,600	819,964
מילווה העצמאות והפיתוח (נטו)	6,629,090	4,355,000	4,167,917
מילוות אחרים	10,229,687	4,931,687	1,781,898
העברה לחלק א'	-26,876,923	-22,266,960	-22,873,470

עיקרי ההתפתחויות הכלכליות

צמיחה

נתוני החשבונאות הלאומית למחצית הראשונה של שנת 2002 מעידים כי המיתון בפעילות הכלכלית נמשך, אולם נראה כי קצב ההדעה במצב המשק הואט. יש לציין כי המיתון הכלכלי העמוק בו שרוי המשק הוא תולדה של גורמים שאינם נובעים מאופי הכלכלה הישראלית, כמו התגברות פיגועי הטרור והמשך העימות עם הפלסטינים וההאטה בכלכלות העולם שהחלה עם המשבר בענף הטכנולוגיה העילית (hi-tech) שהחריפה לאחר אירועי ה־11 בספטמבר. המיתון המתמשך נותן אותותיו בכל ענפי המשק. התדרדרות המצב הביטחוני פגעה קשות בענף התיירות ובענף החקלאות (שהיה עתיר בעובדים פלסטינים). נוסף להרעה במצב הביטחוני הייתה השפעה שלילית על ההשקעות הזרות במשק הישראלי, ובעיקר בחברות הטכנולוגיה העילית, אשר נפגעו פגיעה נוספת עקב הירידות בשוק הנאסד"ק. המיתון בכלכלות העולם הקטין את הביקוש למוצרי הייצוא הישראלי ובמיוחד למוצרי הטכנולוגיה העילית והשפעתה על המשק הישראלי הייתה חדה במיוחד בשל משקלה הגבוה של תעשייה זו בתוצר הישראלי. על־פי האומדנים האחרונים של הלשכה המרכזית לסטטיסטיקה, ירד התוצר המקומי הגולמי במחצית הראשונה של שנת 2002 בשיעור של 0.4%. זאת לאחר ירידה של 5.3% בתמ"ג במחצית השנייה של שנת 2001 וירידה של 1.8% במחצית הראשונה של שנה זו. שיעורי צמיחה אלה משקפים ירידה בתוצר לנפש בשיעור של 2.3% במחצית הראשונה של שנת 2002, לעומת ירידה של 7.4% בתוצר לנפש במחצית השנייה של שנת 2001.

שיעור השינוי הריאלי בתמ"ג ובתמ"ג לנפש: 2002-1987
באחוזים, כל שנה לעומת קודמתה


8
6
4
2
0
-2
-4
אחוזים
תמ"ג
תמ"ג לנפש
1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002*
* אומדן

מקור: הלשכה המרכזית לסטטיסטיקה

התוצר המקומי הגולמי של הסקטור העיסקי ירד במחצית הראשונה של שנת 2002 בשיעור שנתי של 2.3% בהמשך לירידה של 1.9% בשנת 2001. נתון זה מלמד כי בהמשך לשנת 2001, הסקטור העיסקי הוא הגורם העיקרי לירידה בתוצר. הירידה בתוצר העיסקי מבטאת צמצום בתוצר בענפי הבינוי, התעשייה והמסחר וכן מהמשבר הכבד שפוקד את ענף הטכנולוגיה העילית. התוצר המקומי הגולמי של המיגזר העיסקי, למעט חברות הזנק (start up), ירד בשיעור שנתי של 0.3% במחצית הראשונה של השנה.

בחינת הרכב הביקושים של המשק מראה, כי קצב הגידול בהוצאה לצריכה פרטית התמתן במחצית הראשונה של השנה ועמד על שיעור שנתי של 0.4% בלבד. בכך, נשארה הצריכה הפרטית כמעט ללא שינוי בהשוואה למחצית המקבילה של שנת 2001. לעומת זאת, גדלה ההוצאה הציבורית בשיעור שנתי של 10.7% בעיקר עקב הגידול בהוצאות מערכת הביטחון. ההשקעה בנכסים קבועים הצטמצמה במחצית הראשונה של השנה ב־6.6%. מעבר לכך, על־פי האומדנים של הלשכה המרכזית לסטטיסטיקה, ייצוא הסחורות והשירותים הצטמצם במחצית הראשונה של שנת 2002, בשיעור שנתי של 0.8% לאחר ירידות חדות בשנת 2001.

ענפי המשק

על־פי נתוני בנק ישראל, המדד המשולב לבחינת מצב המשק ירד בשיעור של 4.2% במחצית הראשונה של שנת 2002, זאת לאחר ירידה של 4.8% בשנת 2001 ועלייה של 5.4% בשנת 2000. נתון זה הוא הוכחה נוספת לעומק המיתון הפוקד את המשק.

נתוני המגמה מתחילת שנת 2002 מצביעים על עלייה של 2.5% בשיעור שנתי בייצור התעשייתי, זאת לאחר שבשנת 2001 ירד הייצור התעשייתי ב־5.5% בהשוואה לשנת 2000. עליית המדד התרכזה בתעשיות הטכנולוגיה העילית והטכנולוגיה המעורבת־עילית, בעוד שבתעשיות המסורתיות המדד כמעט לא השתנה בהשוואה לשנת 2001. למרות העלייה האמורה, רמת הפעילות עדיין נמוכה ומקבילה לזו שבמחצית השנייה של שנת 1999.

נתוני ייצוא הסחורות למחצית הראשונה של שנת 2002 מעידים על יציבות בהיקף הייצוא לעומת המחצית השנייה של שנת 2001. ברביע הראשון חלה עלייה בייצוא זה לאחר ירידות בארבעת הרביעים שקדמו לו, אך עלייה זו קוזזה כמעט לגמרי ברביע השני. אחד הגורמים המעכבים את התאוששות הייצוא הוא שהצמיחה בארה"ב כעת, בניגוד לשנים האחרונות, אינה מתמקדת בענפי טכנולוגיית התקשורת והמידע. סיבה נוספת היא, כנראה, הרתיעה של גורמים מחו"ל מניהול עסקים עם ישראל עקב המצב הביטחוני. נתוני חצי השנה הראשונה של שנת 2002 מצביעים על ירידה של כ־1.8% בייצוא התעשייתי ביחס למחצית השנייה של שנת 2001.


מדד הייצור התעשייתי: 1994-2002
1994 = 100
ממוצע שנתי
140
135
130
125
120
115
110
105
100
95
1994
1995
1996
1997
1998
1999
2000
2001
2002
מקור: הלשכה המרכזית לסטטיסטיקה

ענף הבנייה

מאז שנת 1996, נמצא ענף הבנייה בארץ בתהליך התאמה של רמת הפעילות לרמת הביקושים. תהליך זה התחיל עם הירידה במספר העולים שהגיעו לארץ, לאחר גל העלייה של תחילת שנות התשעים. במהלך שנת 2001 תרמו גורמים נוספים לירידה בפעילות בענף, הן בצד הביקוש והן בצד ההיצע. בצד ההיצע המחסור בקרקעות זמינות לבנייה מהווה את אחד הגורמים לצמצום התחלות הבנייה. גם הסגר על השטחים, שהוטל בעקבות המצב הביטחוני, פגע בזמינותו של כוח עבודה בענף הבנייה. עם זאת, המחסור בעובדים הפלסטינים בענף הבנייה מהווה "חלון הזדמנויות" להגברת התעסוקה של ישראלים בענף ולהקטנת שיעור האבטלה במשק. בצד הביקוש, גרם המצב הביטחוני להקטנת ההשקעות של פרטים בנכסי דלא־ניידי. המיתון הכלכלי והאירועים הביטחוניים, גרמו לעלייה חדה בחוסר הודאות בקרב הציבור באשר להתפתחויות הכלכליות הצפויות ולהסטת הביקוש מרכישת דירות לשכירת דירות.

בסוף שנת 2001 הסתמנה התאוששות מסוימת בענף הבנייה אשר נמשכה בתחילת שנת 2002. ההתאוששות בביקושים כאמור, מצאה את ביטויה במספר הדירות החדשות שנמכרו מתחילת השנה וכן בעלייה במספר העיסקאות בדירות חדשות ובדירות יד שנייה. לגידול זה תרם המבצע לעידוד רכישת

הדירות שיזמה הממשלה וכן, כנראה, ירידת הריבית בסוף שנת 2001, הציפיות לפיחות, הציפיות להעלאת המע"מ והעלייה המתמשכת במחירי שכר הדירה, עקב הסטת הביקושים מרכישה לשכירות. בצד ההיצע, התבטאה ההתעוררות המסוימת בענף בעלייה במספרן של התחלות הבנייה לעומת הרביע האחרון של שנת 2001. זהו הרביע השני ברציפות בו גדל מספר ההתחלות, זאת לאחר ירידות רצופות מסוף שנת 2000. במחצית הראשונה של השנה נרשמה ירידה של 1.8% (במונחים שנתיים, מחירים מנוכי עונתיות) ביחס למחצית השנייה של שנת 2001 בהשקעה בבנייה למגורים.

היצע הדיור

שיווק קרקעות: בחמשת החודשים הראשונים של שנת 2002 שווקה על־ידי מינהל מקרקעי ישראל ומשרד הבינוי והשיכון קרקע לכ־10,865 יחידות דיור. מדובר בהיקפים גבוהים לעומת התקופה המקבילה אשתקד.

התחלות בנייה: ברבעון הראשון של שנת 2002 הוחל בבנייתן של 8,820 דירות במשק (בנייה פרטית וציבורית). זוהי ירידה של 2% לעומת התקופה המקבילה אשתקד, אולם בהשוואה לממוצע החודשי אשתקד חל גידול של 10% בהתחלות הבנייה.

גמר בנייה: ברבעון הראשון של שנת 2002 נמשכים היקפי הגמר הגבוהים יחסית שאיפיינו את סוף שנת 2001. בתקופה האמורה הסתיימה בנייתן של 11,020 דירות (בנייה פרטית וציבורית). מספר זה מהווה גידול של כ־25% לעומת התקופה המקבילה אשתקד ושל כ־18% בהשוואה לממוצע החודשי אשתקד.

ביקוש לדיור

מספר עיסקאות (דירות יד שנייה ודירות חדשות): לפי נתוני מס שבח ומס רכישה, בחודשים ינואר־אפריל 2002 בוצעו כ־7,340 עיסקאות. מספר זה מהווה גידול של 5% לפחות בעיסקאות לעומת התקופה המקבילה אשתקד. בחודשים ינואר־מאי נמכרו במשק כ־3,065 דירות חדשות בממוצע לחודש, בדומה לתקופה המקבילה אשתקד.

מספר החודשים הממוצע בהם שוהה דירה חדשה בשוק עד למכירתה הוא קנה־מידה יעיל לבחינת מצבו של שוק הדירות: עלייה במספר זה לאורך זמן מצביעה על עודף היצע בשוק הדירות ואילו ירידה מצביעה על עודף ביקוש. מספר זה עמד בחודשים ינואר־מאי של שנת 2002 על כ־11.8 חודשים בממוצע, בדומה לתקופה המקבילה אשתקד.


התחלות בבייה למגורים ותוספת משקי בית: 1985-2001
באלפי יחידות בשנה
תוספת משקי בית בשנה
(ממוצע חמש שנים)
אלפים
0
10
20
30
40
50
60
70
80
90
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
מקור: הלשכה המרכזית לסטטיסטיקה

ענף התיירות

ברביע הראשון של 2002 נרשמה ירידה קלה יחסית בתיירות הנכנסת, אולם ברביע השני התחדשה מגמת ההרעה המתמשכת, שאיפיינה את התיירות מאז פרוץ המשבר הביטחוני בשנת 2000. אחת המשמעויות של ירידה חדה בהיקף התיירות הנכנסת היא, שענף התיירות חדל כמעט להיות ענף מייצא והוא נשען בעיקר על ביקושים מקומיים.

בחודשים ינואר־יוני השנה נרשמה ירידה של כ־42% במספר התיירים בהשוואה לתקופה המקבילה אשתקד. בחודשים אלה היוו לינות התיירים רק 17% מסך הלינות במלונות, לעומת 25% בשנת 2001 ו־48% בשנת 1999. העלייה בלינות של ישראלים קיזזה רק חלק קטן מהשפעת הירידה בתיירות על הפדיון בענף.

במקביל לירידה במספר התיירים המגיעים ארצה, חלה ירידה במספר הלינות בבתי המלון בארץ. בששת החודשים הראשונים של השנה נרשמה ירידה של 13% בלינות, לעומת התקופה המקבילה בשנה שקדמה לה. ירידה זו משקפת צמצום בשיעור של 47% בהיקף לינות תיירים שקוזז באופן חלקי על־ידי עלייה של 4% בלינות ישראלים.

כניסת תיירים דרך האוויר: 2002-1990
אלפים בחודש, נתונים מנוכי עונתיות



220
200
180
160
140
120
100
80
60
40
20
0
אלפים
ביקור האפיפיור
פיגועים במרכז הארץ
אינתיפאדה
חשש ממתקפה עיראקית
מלחמת המפרץ
מתקפת טרור בארה"ב
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

מקור: הלשכה המרכזית לסטטיסטיקה

צריכה פרטית

הגידול שחל בצריכה הפרטית במחצית הראשונה של שנת 2001, למרות המיתון שפקד את המשק, התמתן בשנה האחרונה והגיע לשיעור שנתי של 0.4% בלבד. המשמעות היא ירידה של 1.6% במונחים שנתיים בצריכה פרטית לנפש. צמצום הצריכה במחצית הראשונה של השנה מבטא ירידה של 5.3% בהוצאות משקי הבית למוצרים בני קיימא וכן ירידה של 1.2% בהוצאה לצריכה השוטפת.

השינוי הריאלי בתמ"ג לנפש ובצריכה הפרטית לנפש: 1991-2002*

באחוזים, כל שנה לעומת קודמתה



תמ"ג לנפש
צריכה פרטית לנפש
אחוזים
8
6
4
2
0
-2
-4
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002*
*אומדן

מקור: הלשכה המרכזית לסטטיסטיקה

ההשקעה

הירידה בפעילות הכלכלית במשק, מוצאת את ביטויה גם בירידה בהשקעות. במחצית הראשונה של שנת 2002, הצטמצמה ההשקעה בנכסים קבועים ב־6.6%, בהמשך לירידה בשיעור של 11.9% במחצית הקודמת. בהשוואה למחצית המקבילה אשתקד, מדובר בירידה של 9.3%. יש לציין, כי נתוני ההשקעות במחצית הראשונה של שנת 2002 הושפעו מתנודות גדולות בהשקעות באוניות ובמטוסים. ההשקעה ללא אוניות ומטוסים ירדה במחצית הראשונה של השנה ב־4.8% לאחר ירידה של 7.5% במחצית השנייה של 2001. ההשקעה בענפי המשק ירדה בשיעור של 8.2%, וההשקעה בבנייה למגורים ירדה ב־1.8%.

למרות הירידה בהשקעה בענפי המשק, נתוני ייבוא הסחורות מעידים על התייצבות במצב המשק. ייבוא נכסי ההשקעה עלה ברביע השני לאחר ירידה בארבעת הרבעונים שקדמו לו. גם בייבוא חומרי גלם מסתמנת התייצבות, לאחר שברבעון הראשון של השנה חלה עלייה ואילו ברבעון השני נשארה רמה קבועה. זאת לאחר ירידות רצופות מסוף שנת 2000. יש להדגיש כי ייבוא חומרי גלם ומוצרי השקעה יכולים להוות מדדים לציפיות המיגזר העיסקי לגבי המגמות הצפויות בפעילות הכלכלית במשק.

מלאי ההון הגולמי למועסק בסקטור העיסקי: 2001-1990
באלפי ש"ח, במחירי 1995



אלפי ש"ח
250
240
230
220
210
200
190
180
170
160
150
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

מקור: הלשכה המרכזית לסטטיסטיקה

תעסוקה

ההתפתחויות בשוק העבודה ברביע הראשון של שנת 2002 תואמות את התמונה שהצטיירה לעיל בדבר האטת קצב תהרעה במצב המשק. ברביע זה נמשכה המגמה שאיפיינת את הרביעים הקודמים של ירידה במספר המועסקים ובשכר המשולם להם במיגזר העיסקי ועלייה במספר המועסקים במיגזר הציבורי. הפגיעה במיגזר העיסקי התרכזה בעיקר בענפים שהושפעו ישירות משני הגורמים העיקריים למיתון במשק – המצב הביטחוני והמשך ההאטה בפעילות ענפי הטכנולוגיה העילית בשוק העולמי. שיעור האבטלה עלה ברביע הראשון של שנת 2002 אך שב וירד ברביע השני והגיע ל־10.3%. ירידה זו באה לאחר עלייה רצופה בשלושת הרבעונים האחרונים.

התמתנות המגמות השליליות שאיפיינו את שוק העבודה מתבטאת בכך שמספר המועסקים ברביע השני נותר ללא שינוי לאחר ירידה שחלה במספר המועסקים בשלושת הרביעים הקודמים.

שיעור ההשתתפות בכוח העבודה ירד ברבעון השני של שנת 2002 ב־0.4% בנתונים מנוכי עונתיות. מנתונים שפורסמו לאחרונה על־ידי הלשכה המרכזית לסטטיסטיקה עולה כי שיעור זה עמד ברבע השני

של שנת 2002 על 53.9% מכלל האוכלוסייה (גיל 15+). יש לציין, כי מדינת ישראל מאופיינת בשיעורי השתתפות נמוכים במיוחד בכוח העבודה האזרחי בתשוואה למדינות המפותחות.



שיעור האבטלה ומספר המועסקים: 1995-2002
נתונים רבעוניים, מנוכי עונתיות
שיעור אבטלה
מועסקים
אלפי מועסקים
שיעור אבטלה באחוזים
מקור: הלשכה המרכזית לסטטיסטיקה

השכר

השכר הריאלי במיגזר העיסקי ירד ברביע הראשון של שנת 2002 לעומת מקבילו אשתקד בכל הענפים. בממוצע, ירד השכר הריאלי במיגזר העיסקי בשיעור של 2.3% בחודשים ינואר־אפריל. ירידה זו קשורה קשר ישיר למשבר שפוקד את תעשיית הטכנולוגיה העילית (hi-tech) וחברות הֶהָזֵנק (start up) בפרט, שהיוו את המקור העיקרי לעליות הגבוהות בשכר בשנת 2000. הירידה הריאלית הפכה משמעותית עוד יותר בעקבות העלייה בשיעורי האינפלציה.

השכר הריאלי בסקטור הציבורי ירד גם הוא בחודשים ינואר־אפריל של שנת 2002, אם כי בשיעור נמוך יותר של 0.3%. ירידה זו נובעת בעיקר מכך שלא נחתמו הסכמי שכר חדשים במחצית השנייה של 2001 ובשנת 2002 ומהגידול בשיעורי האינפלציה. שיעור הירידה הנמוך יחסית נובע מזחילת השכר המאפיינת את המיגזר הציבורי.


התפתחות השכר הריאלי לפי מיגזרים: 1989-2002*
1989 = 100
מדד
135
130
125
120
115
110
105
100
95
90
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002*
* אומדן אגף התקציבים
שכר ציבורי
שכר עיסקי
מקור: הלשכה המרכזית לסטטיסטיקה

מאזן תשלומים וסחר חוץ

ברבעון הראשון של שנת 2002 הסתכם הגירעון בחשבון השוטף של מאזן התשלומים בכ-0.7 מיליארד דולר, זאת לעומת גירעון בהיקף של 0.2 מיליון דולר בתקופה המקבילה בשנת 2001.

החשבון השוטף של מאזן התשלומים השתפר משמעותית בשנים 1996-1998 כתוצאה מהאצת הייצוא של ענפים עתירי ידע, שיפור תנאי הסחר של ישראל והמיתון שהביא לריסון הייבוא. בשנת 1999 חלה תפנית במגמה זו בעיקר בעקבות גידול משמעותי בייבוא סחורות ושירותים כתוצאה מגידול מהיר בייבוא מוצרי השקעה. בשנת 2000 שב והשתפר מאזן התשלומים באופן משמעותי בעקבות הפריחה הכלכלית בשוקי הארץ והעולם והגידול בייצוא בעיקר בענפים עתירי ידע. שיפור זה נעצר בשנת 2001 בעקבות המיתון הכלכלי והפגיעה הקשה בענפי הטכנולוגיה העילית וחברות הזנק שהובילו את הגידול בייצוא בשנת 2000.

בתחילת שנת 2002, חל שיפור בתנאי הסחר של מדינת ישראל בשיעור של 1%. שיפור זה משקף ירידה נמוכה יחסית במחירי הייצוא במונחים דולרים וירידה גדולה יותר במחירי הייבוא.

להערכת בנק ישראל, התחדשות הצמיחה בעולם צפויה להגדיל את הסחר העולמי במהלך שנת 2002 ב־2.5%. איטיותה של התרחבות הסחר העולמי תקשה על התאוששות הייצוא הישראלי. כן יקשה על הייצוא הישראלי הֶרְפֵּב הצמיחה בארה"ב, אשר אינו כולל לעת עתה, ענפים מתקדמים בהם מרוכז חלק ניכר מהייצוא הישראלי. ייצוא סחורות ושירותים ירד במחצית הראשונה של שנת 2002 בשיעור שנתי של 0.8%. לעומתו, עלה ייבוא הסחורות והשירותים בשיעור של 6.8%.


הגירעון בחשבון השוטף של מאזן התשלומים: 2001-1992
במיליוני דולרים
מיליוני דולרים
0
-1,000
-2,000
-3,000
-4,000
-5,000
-6,000
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
מקור: הלשכה המרכזית לסטטיסטיקה

המדיניות המוניטרית

בנק ישראל המשיך במדיניות מוניטרית מרסנת במהלך שנת 2001. בסוף דצמבר 2001 הפחית בנק ישראל את הריבית בשיעור חריג של שתי נקודות האחוז. בעקבות הורדת הריבית קטן משמעותית פער הריביות בין ישראל לחו"ל, דבר שהביא לפיחות חד בשערו היציג של השקל. הפיחות תורגם לעליות מחירים בענפים התלויים בחומרי גלם מיובאים וגרם לעלייה בציפיות האינפלציוניות. במטרה לשמור על רמות אינפלציה נמוכות ולהחזיר את היציבות לשוקי הכספים, שב בנק ישראל והעלה את הריבית ב־0.6% בחודש מארס, ושוב בסוף מאי וכן פעמיים נוספות בחודש יוני. בסך־הכול עלתה הריבית בשיעור של 5.3% במחצית הראשונה של השנה והגיעה לרמה של 9.1% – רמה הגבוהה ב־3.3% מרמתה לפני ההפחתה

בחודש דצמבר 2001, ומקבילה לרמה שהייתה באוגוסט 2000. ריבית ה־fed בארה"ב לא השתנתה בתקופה זו, כך ששינויי הריבית בארץ שיקפו במדויק את השינוי בפערי הריביות.

קצב ההתרחבות של אמצעי התשלום (M1) עלה מאוד ברביע הראשון שלאחר הפחתת הריבית, אך שב וירד ברביע השני. בסך־הכול חל גידול של 11% בחודשים ינואר־מאי 2002, לעומת גידול של 5% בלבד במהלכה של כל שנת 2001.


שערי הריבית על מקורות בנק ישראל: 1995-2002
הריבית הנומינלית בניכוי הציפיות האינפלציוניות
באחוזים
ממוצעי השנים
אחוזים
מקור: בנק ישראל

הגירעון בתקציב

בשנת 2001 הסתכם הגירעון הכולל של הממשלה (ללא אשראי) ב־4.5%. שיעור זה גבוה בכ־2.75 נקודות אחוז מהיעד שנקבע. גירעון זה מורכב מגירעון בפעילות המקומית בשיעור של 3.6% וגירעון בפעילות בחו"ל בשיעור של 0.9%. העלייה החדה בגירעון הממשלתי בשנת 2001 נבעה כולה מהירידה החדה בהכנסות ממיסים כתוצאה מהמיתון הכלכלי וכן מעיכוב שחל בהעברת הסיוע האזרחי על־ידי ממשלת ארצות הברית. לגידול החד בהוצאות לביטחון ניתן מענה תוך שמירה על מסגרת התקציב. יעד הגירעון הממשלתי נקבע על 3.9% תוצר בשנת 2002, יעד זה יעמוד על 3% תוצר בשנת 2003.

אינפלציה

במחצית הראשונה של שנת 2002 עלה מדד המחירים לצרכן ב־6.3%. זאת לעומת עלייה של 1.1% במשך התקופה המקבילה אשתקד. העלייה בקצב האינפלציה נבעה בעיקר מהפיחות החד בשער החליפין של השקל, עקב הורדת הריבית שבוצעה על־ידי בנק ישראל בחודש דצמבר 2001 והקטנתו המשמעותית של פער הריביות בין ישראל לחו"ל, כתוצאה מכך. בעקבות העלאתה המחודשת של הריבית והייסוף שחל בשער החליפין ירדו ציפיות האינפלציה והגיעו בסוף חודש יולי לסביבות 3%, אשר מהווים את הגבול העליון של יעד האינפלציה.


שיעור השינוי במדד המחירים לצרכן
כל חודש לעומת קודמו אשתקד
באחוזים
אחוזים
7
6
5
4
3
2
1
0
-1
08/1999
09/1999
10/1999
11/1999
12/1999
01/2000
02/2000
03/2000
04/2000
05/2000
06/2000
07/2000
08/2000
09/2000
10/2000
11/2000
12/2000
01/2001
02/2001
03/2001
04/2001
05/2001
06/2001
07/2001
08/2001
09/2001
10/2001
11/2001
12/2001
01/2002
02/2002
03/2002
04/2002
05/2002
מקור: הלשכה המרכזית לסטטיסטיקה

שער החליפין

לאחר יציבות יחסית בשער החליפין במהלך שנת 2001 ופיחות קל בלבד לקראת סוף השנה, עמדה המחצית הראשונה של שנת 2002 בסימן פיחות חד ומתמשך, בעקבות הורדת הריבית על־ידי בנק ישראל. שיאו של הפיחות הגיע ב־11 ביוני ועמד על 16.7% ביחס לדולר, לעומת ממוצע דצמבר 2001. שער החליפין היה

באותו מועד כ־5 ש"ח לדולר. מנקודת שיא זו, ולאחר העלאות הריבית על ידי בנק ישראל, החל ייסוף של שער החליפין.

מעבר להורדת הריבית, הפיחות בשער החליפין של השקל הוא תוצאה מצטברת של ההחרפה במצב הביטחוני, רפיון בהשקעות של תושבי חוץ בישראל וחוסר ודאות באשר להתאוששות הכלכלה העולמית, שהתגבר בעקבות פיגועי הטרור בארה"ב והמערכה שמנהלת ארה"ב כנגד הטרור.


שער החליפין של השקל מול סל המטבעות: ינואר 1996 – יולי 2002
ש"ח
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
מקור: בנק ישראל

חלק ג

סקירת עיקרי הפעולות

משרד הביטחון

תקציב משרד הביטחון ברוטו לשנת 2003 מסתכם בכ־46.68 מיליארד ש"ח.

נוכח המצב הביטחוני מאז חודש ספטמבר 2000, הוקצו למשרד הביטחון בשנים 2000-2002, משאבים נוספים בהיקף של כ־7 מיליארד ש"ח (מתוכם 6.3 מיליארד במימון עד סוף שנת 2003). בתקופה האמורה, מומנה כל הקצאת המשאבים לביטחון, באמצעות הפחתה בתקציבי משרדי הממשלה האחרים, על כל המשתמע מכך לגבי רמת השירות לאזרחים והיכולת לקבוע סדרי עדיפות בתקציב המדינה. ההכרח לעמוד ביעדים הפיסקליים שקבעה הממשלה מחייב לבצע הפחתה משמעותית בתקציב הביטחון לשנת 2003.

במסגרת החלטות הממשלה על המדיניות הכלכלית לשנת 2003 החליטה הממשלה להפחית סך של 3 מיליארד ש"ח מבסיס תקציב הביטחון, בין השאר, באמצעות דחיית מיזמים ותקציבי רכש רב־שנתיים ופריסתם, הקפאת מיזמים שאינם הכרחיים, מיצוי מיטבי של כוח אדם והפחתת ימי מילואים, סגירה וצמצום משלחות צה"ל ומשרד הביטחון בחו"ל והפחתת כמויות ועלויות של כוח האדם במערך, שאינו לוחם.

תקציב משרד הביטחון מנוהל על־פי עיקרון של תקציב מסגרת, שלפיו מערכת הביטחון מוסמכת להקצות את מקורות התקציב בין המשימות השונות. לעיקרון זה משמעות רבה, בעיקר במצב הכלכלי והביטחוני הנוכחי. לתקציב הביטחון יש שלושה יעדים מרכזיים:

1. **מוכנות** — בהגדרה פשטנית נועדה להכין את הצבא למלחמה הקרובה, באם תהיה כזאת. התקציבים המופנים למוכנות נועדו, בין השאר, לרכש חלקי חילוף, לשמירת כשירות חיל האוויר, למלאי התחמושת וכיו"ב.

2. **התעצמות** — השקעה במלאי ההון הביטחוני העתידי. מטרתה לתת מענה לאיומים נחזים קיימים ועתידיים באמצעות מחקר ופיתוח והצטיידות באמצעים, אשר יעמדו לרשות המערכת בטווח של מספר שנים.

3. **פעילות שוטפת וביטחון שוטף** — הוצאות שכר, אגף שיקום, גמלאות, החזקה ופעילות הביטחון השוטף היומיומית של מערכת הביטחון.

נוכח אירועי "גאות ושפל", הכרח הוא להמשיך ולהקצות משאבים למלחמה בטרור הפלסטיני ולמוכנות, תוך התמודדות עם המצוקה התקציבית. מערכת הביטחון מחויבת להסיט מקורות תקציביים לביטחון השוטף ולמוכנות, ולהפחית את רמת ההוצאה בתחומי הקיום השוטף ועלויות כוח האדם.

להבדיל מתקציבי משרדי ממשלה אחרים, בתקציב הביטחון קיימים מקורות שונים: תקציב (מקומי)

בשקלים, תקציב במטבע חוץ וכן משאבים ריאליים (דוגמת חיילים בשירות חובה, בהתאם לחוק שירות ביטחון).

חלוקת תקציב ההוצאה נטו, לפי סוגי המטבע, היא כדלקמן:

בשקלים	28.365 מיליארד ש"ח.
במטבע חוץ, מהסיוע האמריקאי	12.223 מיליארד ש"ח.
במטבע חוץ, ממקורות המשק	745.5 מיליון ש"ח.

סך תקציב ההוצאה נטו, במונחים שקליים, הוא 41.33 מיליארד ש"ח.

כמו כן, מתוקצבת הוצאה מותנית בהכנסה, המהווה מקור תקציבי לכל דבר, בהיקף של 5.35 מיליארד ש"ח, בחלוקה כדלהלן:

1. הוצאה מותנית בהכנסה ממכירות ציוד ושירותים ומתקבולים שונים בהיקף מוערך של 3.6 מיליארד ש"ח.

2. הוצאה מותנית בהכנסה במסגרת סיוע Wye בהיקף של 949 מיליון ש"ח.

3. הוצאה מותנית בהכנסה מסיוע אמריקאי ללוחמה בטרור, שטרם אושר סופית על־ידי הממשל האמריקאי.

תקציב הביטחון כשיעור מהתמ"ג

שיעור תקציב הביטחון מהתמ"ג בישראל, גבוה פי שלושה ויותר לעומת מדינות המערב, המהוות יעד לייצוא הישראלי והמתחרות במוצריהן מול מוצרים מתוצרת הארץ. מאז אמצע שנות השמונים הייתה מגמת ירידה בשיעור תקציב הביטחון מהתמ"ג אולם מגמה זאת התהפכה בשנים 2001 ו־2002, יש לציין, כי בשנים אלו, הוביל המצב הביטחוני לגידול גם בהוצאות ביטחון פנים, הגנת העורף, והוצאות אבטחה במיגזר הפרטי והציבורי. שיעור תקציב משרד הביטחון נטו מהתמ"ג החזוי בשנת 2003, עומד על כ־8.1%, כאשר חלקו מסך תקציב המדינה, ללא מתן אשראי נטו, הוא כ־18.7%.

בנוסף להוצאות בגין תקציב משרד הביטחון, ישנן עלויות ביטחון נוספות למשק, כגון תקציבי פיקוד העורף, המשרד לביטחון פנים וגופי ביטחון נוספים, ובנוסף, עלות החלופה של חיילי חובה (הפער בין מסלול השכר בהנחה שקיים שירות חובה לבין מסלול השכר בהנחה שאין שירות חובה) ושל אנשי המילואים, הסיוע לתעשיות ביטחוניות שבמשבר, מלאי החירום וכיו"ב. סך ההוצאה הביטחונית כשיעור מהתמ"ג עומד על כ־12%. הוצאות הביטחון הגבוהות של מדינת ישראל הן פועל יוצא של האיומים

הביטחוניים הניצבים בפניה, לעומת מדינות מערב אירופה וארה"ב. יחד עם זאת, על מנת לפנות מקורות לצמיחת המשק, יש לשאוף להפחתת עלות הביטחון (שיעור הוצאות הביטחון מהתמ"ג) על המשק הישראלי, וזאת, במטרה להביא להמשך צמצום הפערים בין המשק הישראלי לבין המדינות המתקדמות בעולם (דוגמת מדינות ה־OECD).

השינויים בתקציב הביטחון לשנת 2003

השינויים בתקציב הביטחון לשנת 2003 מתחלקים לארבע קבוצות עיקריות:

1. התאמת התקציב להחלטת הממשלה בדבר המדיניות הכלכלית לשנת 2003.

2. הקצאת משאבים לתקצוב הקמת מכשול מרחב התפר.

3. תוספות והפחתות הנובעות מסיכומים רב־שנתיים.

4. מימוש סיכומים מהשנים 2001 ו־2002 בנושא תוספות לתקצוב פעילות "גאות ושפל" (הלחימה בטרור הפלסטיני) והערכות ומוכנות.

השינויים בתקציב הביטחון
לשנת 2003 על בסיס תקציב מקורי לשנת 2002

(באלפי ש"ח, מחירי 2003)

סך כל תקציב 2002 (מקורי)	**42,850,222**
תוספות למימון פעילות 'גיאות ושפל' והערכות ומוכנות ע"פ סיכומי 2002-2001	2,258,115
תוספת לתקציב גימלאות משרתי קבע	187,398
תוספת לאגף שיקום בגין גידול במספר הזכאים	40,000
גידול בתקציב מט"ח סיוע	192,003
תוספת והפחתות בגין נושאים שונים	102,566
הפחתה על פי החלטת הממשלה על הרכב התקציב לשנת 2003	(-3,000,000)
הפחתות רוחביות בהתאם להחלטות הממשלה	(-761,304)
הפחתת תוספת חד־פעמית שהוקצתה למימון פעילות 'גיאות ושפל' בשנת 2001	(-300,000)
הפחתת בגין החזר מקדמה במסגרת תוכנית לפינוי מחנות	(-125,803)
הפחתת מימון מע"מ על מענק סיוע Wye בהתאם לפריסת המענק	(-48,000)
הפחתה בגין סיום פריסת התשלום בנושא פינוי תדרים ג'יגה ראשונה	(-60,763)
סך כל תקציב 2003	**41,334,434**

לפיכך, יעמוד גג תקציב הביטחון לשנת 2003 על סך של 41.33 מיליארד ש"ח (לא כולל המשאבים לתקצוב הקמתו של מכשול קו התפר בהיקף מוערך של כ־500 מיליון ש"ח).

שינויים בשיא כוח האדם

בהתאם להחלטות הממשלה על הפחתת 2% מכוח האדם במשרדי הממשלה במעבר בין שנת התקציב 2002 לשנת התקציב 2003, יופחתו 38 משרות. לפיכך יעמוד שיא כוח האדם של עובדי משרד הביטחון לשנת 2003 על 1,831 משרות.

משרד הביטחון וצה"ל ימשיכו בשנת 2003 במימוש התוכנית הרב־שנתית להפחתת מאות תקני קבע "מובהק":

מקורות תקציב הביטחון

תקציב ההוצאה

מקורות להוצאה בארץ

כאמור, סך התקציב השקלי הישיר לשנת 2003 מסתכם בכ־28.36 מיליארד ש"ח. לבד מהתקציב השקלי הישיר, עומדים לרשות משרד הביטחון, לצורך הוצאה בארץ, המרות לשקלים מן הסיוע הביטחוני של ארה"ב. סכום ההמרות משמש ברובו לפיתוח טכנולוגיות ולרכש בתעשיות המקומיות.

בשנת *2003* ימיר משרד הביטחון לשקלים סך של כ־*553* מיליון דולר, מתוך הסיוע הביטחוני הכולל של 2.115 מיליארד דולר, שהם שווי־ערך לכ־2.8 מיליארד ש"ח.

נוכח האמור לעיל, סך המקורות הישירים להוצאה בארץ בשנת 2003 הם כ־31 מיליארד ש"ח (לא כולל הוצאה מותנית בהכנסה בהיקף של כ־3.45 מיליארד ש"ח).

התרשים הבא מתאר את התפתחות התקציב של משרד הביטחון משנת 1990 ואילך:


התפתחות תקציב משרד הביטחון
45
40
35
30
25
20
15
10
5
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
תקציב הביטחון ממקורות המשק
מס"ח סיוע

מקורות להוצאה בחו"ל

מטבע חוץ על־חשבון הסיוע הביטחוני מארה"ב

בתקציב הביטחון לשנת 2003 נכללים, כאמור, כ־2 מיליארד דולר כסיוע ביטחוני אמריקאי, מתוכם כ־1.5 מיליארד דולר לרכישות בארה"ב, שהם שווי־ערך לכ־9.4 מיליארד ש"ח, והיתרה, בסך של כ־0.5 מיליארד דולר, תומר, כאמור, למימון הוצאות בארץ.

יש לציין, כי עד לשנת 1998 עמד היקף הסיוע הביטחוני מארה"ב על סך של כ־1.8 מיליארד דולר, מתוכו כ־1.3 מיליארד דולר לרכישות בארה"ב. החל משנה זו, היקף הסיוע גדל באופן עקבי בהתאם להצעת ממשלת ישראל לצמצם את הסיוע האזרחי בכ־120 מיליון דולר מידי שנה ובמקביל להגדיל את הסיוע הביטחוני בכ־60 מיליון דולר. משמעות הבנה זו היא כי תוך שנים ספורות, תקציב הסיוע הביטחוני יגדל מכ־1.8 מיליארד דולר לכ־2.4 מיליארד דולר; במקביל, יפחת כל תקציב הסיוע האזרחי, שבשנת 1998 עמד על רמה של כ־1.2 מיליארד דולר.

מטבע חוץ מזומן ממקורות המשק

תקציב מטבע חוץ מזומן יעמוד בשנת 2003 על 130 מיליון דולר, שהם שווי־ערך לכ־746 מיליון ש"ח. התקציב משמש בעיקר למימון רכישות באירופה, ולהחזקת השליחים והנספחים בחו"ל.

מקורות נוספים בתקציב הביטחון (להוצאה בחו"ל)

בנוסף למקורות הישירים לעיל, נהנה משרד הביטחון מהסדרי רכישה משופרים מול הממשל האמריקאי. הסדרים אלו מאפשרים הקטנה של הוצאות משרד הביטחון על רכש של אמצעי לחימה ועל הוצאות הפיתוח והניהול. שוויים בשנת 2003 מוערך בעשרות מיליוני דולר.

תקציב ההוצאה המותנית בהכנסה

תקציב ההוצאה המותנית בהכנסה הוא תקציב לכל דבר ועניין. בשנת 2003 הוא עומד על 5.35 מיליארד ש"ח כדלהלן:

הוצאה מותנית בהכנסה רגילה

ההכנסות השוטפות של משרד הביטחון נאמדות ב־3.45 מיליארד ש"ח ונובעות, בין היתר, מהנושאים הבאים:

- עיסקאות ייצוא ומכירת ציוד ושירותים.
- פרוייקט פינוי מחנות.
- ריבית על הפקדה מראש – החל משנת 1991 מופקדים מראש כספי הסיוע האמריקאי בחשבון על שם מדינת ישראל בארה"ב. חשבון זה צובר ריבית המיתוספת לסיוע. בשנת 2002 נאמדה ההכנסה מריבית בכ־127 מיליון ש"ח.

הוצאה מותנית בהכנסה במסגרת סיוע Wye

במסגרת הסכם Wye, סוכם עם הממשל האמריקאי, כי עם ביצוע ההסכם תקבל מדינת ישראל סיוע מיוחד בסך של 1.2 מיליארד דולר לצורכי ההיערכות מחדש וחיזוק ביטחונה של מדינת ישראל. הסיוע המיוחד יתוקצב, על פני ארבע שנות תקציב, כהוצאה מותנית בהכנסה.

הוצאות ההיערכות מחדש בגין הסכם Wye מגיעות לכ־460 מיליון דולר, כאשר היתרה, בסך 740 מיליון דולר (יותר מ־3 מיליארד ש"ח), היא תוספת תקציב לנושאים אסטרטגיים, לרכש אמצעי לחימה ולהתעצמות.

נתח שנת 2003 בסיוע Wye הוא כ־159 מיליון דולר (שהם שווי ערך לכ־950 מיליון ש"ח, כולל מע"מ).

הוצאה מותנית בהכנסה מסיוע אמריקאי מיוחד ללוחמה בטרור

מענק אמריקאי בהיקף של כ־200 מיליון דולר מיועד להינתן למדינת ישראל לסיוע ללוחמה בטרור. מענק זה טרם אושר סופית על־ידי הממשל האמריקאי. בשלב זה, בהנחה שאכן יאושר, תוקצה מרבית הסכום למשרד הביטחון לצורך התמודדות עם הטרור הפלסטיני.

תקציב ההרשאה להתחייב

סך תקציב ההרשאה להתחייב לשנת 2003 הוא 33.2 מיליארד ש"ח כלהלן:

הרשאה להתחייב במטבע מקומי

תקציב ההרשאה להתחייב במטבע מקומי משמש להתקשרויות ארוכות־טווח מול התעשיות הביטחוניות ומול חברות נוספות. התקציב לשנת 2003 הוא כ־20.7 מיליארד ש"ח.

הרשאה להתחייב במטבע חוץ

תקציב ההרשאה להתחייב במטבע חוץ לשנת 2003 הוא כ־12.5 מיליארד ש"ח, והוא מתחלק כלהלן:

- **תקציב מט"ח סיוע רגיל –** בסך של כ־2.3 מיליארד דולר (שהם שווי־ערך לכ־11.9 מיליארד ש"ח) עבור התקשרויות רב־שנתיות, שמימונן ייעשה בשנים עתידיות באמצעות מט"ח הסיוע הביטחוני האמריקאי.

- תקציב מט"ח מזומן — בסך של כ־116 מיליון דולר (שהם שווה־ערך לכ־596 מיליון ש"ח) עבור התקשרויות לרכישת פריסים באירופה.

מקורות ריאליים בתקציב הביטחון

מעבר למקורות שפורטו לעיל, עומדים לרשות המשרד מקורות נוספים, כגון חיילים בשירות חובה וסיוע נוסף ממדינות זרות. קיומם של מקורות אלו מאפשר פינוי משאבים בתוך תקציב הביטחון.

חיילי חובה

מתחילת שנות התשעים גדל באופן משמעותי מספרם של חיילי חובה המגוייסים לצה"ל, וזאת כתוצאה מהגידול במחזורי הגיוס, שהוא פועל יוצא של העלייה המוגברת והגידול באוכלוסייה הישראלית. בהיות תקציב הביטחון תקציב מסגרת, ונוכח קיומם של מנגנוני הֲתְמָרָה בתקציב – הוּמַר כוח אדם יקר (אנשי קבע, אזרחים עובדי צה"ל ואנשי מילואים) בכוח אדם יקר פחות (חיילי חובה). תודות לכך פונו מקורות פנימיים בתקציב הביטחון, בהיקף של יותר משני מיליארד ש"ח לשנה.

משאבים נוספים

כפי שבא לידי ביטוי בהסדר פינוי מחנות צה"ל ובהסדר פינוי תדרים, המדינה מעמידה לרשות מערכת הביטחון משאבים בעלי ערך כלכלי כמו קרקע ותחומי תדרים, אשר ייעול השימוש בהם על־ידי המערכת מאפשר הקצאת מקורות לתקציב הביטחון יחד עם פיתוח השוק הפרטי האזרחי.

מקורות המימון הכלליים

המקורות בתקציב הביטחון מורכבים, אפוא, משקלים, ממטבע חוץ וממקורות ריאליים. סקירת מסגרת המקורות הכוללת העומדת לרשות משרד הביטחון לביצוע פעולותיו מצביעה על כך, כי סך המקורות גדל במהלך השנים האחרונות.

נושאים נוספים בתקציב הביטחון

גימלאות צבא קבע

תקופת השירות הקצרה בצה"ל (גיל הפרישה הממוצע כיום הוא 45-44), והרצון להבטיח פרישה מכובדת בתום השירות מחייבים תקציב הולך וגדל. ניתן לראות, כי תקציב הגימלאות יעלה מ־3.3 מיליארד ש"ח בשנת 2003 לרמה של יותר מ־5 מיליארד ש"ח תוך שנים ספורות, כמתואר בתרשים הבא:

התפתחות ביצוע תקציב הגימלאות של משרתי הקבע והתחזית לשנים הבאות

במיליארדי ש"ח, מחירי 2003



5
4
3
2
1
0
מיליארדי ש"ח
2000
2001
2002
2007
2010

לאור האמור לעיל, החליטה הממשלה במסגרת דיוני תקציב 2003, על הקמת צוות משותף למשרד הביטחון ולמשרד האוצר, אשר יסכם את נושא המעבר לפנסיה צוברת של אנשי קבע חדשים עד ל־31.12.2002. מימוש המעבר לפנסיה צוברת בהתאם לסיכומי הצוות יהיה למתגייסים לשירות קבע החל מיום 1.8.2003.

במודל הפנסיה הצוברת מפרישים המעביד והעובד מידי חודש שיעור קבוע ממשכורת העובד לקופת הפנסיה. שיטה זאת מאפשרת הגברת הראייה הכלכלית של העסקת עובדים גם בהיבט הפנסיוני, שכן העלות הפנסיונית מגולמת בשכרם השוטף של העובדים. מצב זה שונה משיטת הפנסיה התקציבית שבה העסקתם של עובדים בהווה, גוררת משמעויות תקציביות ניכרות בעתיד.

מהלך זה, של העברת אנשי הקבע החדשים למסלול של פנסיה צוברת, משתלב עם מהלך כולל, של קליטת כלל המצטרפים החדשים לשירות המדינה במסלול של פנסיה צוברת, והבטחת זכויותיהם במסגרת של קרנות פנסיה.

החלת מודל הפנסיה הצוברת על אנשי הקבע תיתן מענה גם לאותם אנשי קבע, אשר מסיימים את שירותם לפני הגיעם לגיל פרישה. כיום אנשי קבע אלו זכאים, עם סיום שירותם, רק לפיצויים.

כמו כן, החליטה הממשלה על העמדת הצבירה הפנסיונית של כלל משרתי הקבע ועובדי מערכת הביטחון על שיעור של 2% לשנה.

מהלך נוסף שנדרש, אשר ישפיע כבר בטווח הקצר על היקף תקציב הגימלאות, הוא העלאת גיל הפרישה בכלל, ובפרט תוך יצירת הבחנה לגבי גיל הפרישה, כך שאנשי קבע מהמערך הלוחם יפרשו בגיל צעיר יחסית, ואילו אנשי קבע בתחומים מקצועיים ולוגיסטיים יפרשו בגיל מבוגר יותר – כך יוכלו לתרום למערכת במשך תקופה ארוכה יותר הן מהשכלתם והן מניסיונם המקצועי.

שינויים מבניים

בשנים האחרונות הגיעו משרד האוצר ומשרד הביטחון למספר סיכומים בעלי יסוד כלכלי, וזאת במטרה להגדיל את התקציבים המופנים לרכש ולהתעצמות, ביניהם:

פינוי תדרים שבשימוש צבאי והעברתם לשימוש אזרחי

בנושא זה היו שני סיכומים בין המשרדים: הראשון, משנת 1997 – על סך של 247 מיליון ש"ח; השני, משנת 1999 – על סך של 1.251 מיליארד ש"ח. תוספות תקציב אלו מיועדות לביצוע מחקר ופיתוח ולרכישת ציוד, אשר יופעל בתחומי תדרים חליפיים, אשר הועמדו לרשות משרד הביטחון. נתח התקציב לשנת 2003 לפינוי התדרים הוא כ־182 מיליון ש"ח.

הסכם להפחתת כוח־אדם המשרת בקבע

בהתאם לסיכום משנת 1999, יוצאו מצה"ל, במסגרת פיצויים מוגדלים, כ־2,500 אנשי קבע בגילאים 28-37. לצורך מימוש ההסכם, שעלותו נאמדת בכ־490-545 מיליון ש"ח, יקבל משרד הביטחון תוספת תקציב בסכום שלא יעלה על 354 מיליון ש"ח, בפריסה על פני חמש שנים.

פינוי מחנות צבא ממרכזי הערים

על־פי החלטת ממשלה מאוגוסט 1993, מפנה צה"ל מחנות ממרכזי הערים. הפינוי נעשה בשיתוף עם משרד הביטחון, משרד האוצר, משרד הבינוי והשיכון, משרד הפנים ומינהל מקרקעי ישראל. מטרת ההחלטה היא להעתיק את מחנות צה"ל ממרכזי אוכלוסיה, ולייעד את הקרקע המתפנה לשימושים אזרחיים – בעיקר למטרות מגורים, תיירות, מסחר ותעשייה. כל זאת על בסיס העיקרון, כי מחנות צבא יפונו רק אם קיימת כדאיות כלכלית לפינויים – כלומר, שהתקבולים משיווק הקרקע יהיו גבוהים מעלויות העברת המחנה. פינוי המחנות מסייע בהגדלת היצע הקרקעות לבנייה, מחד גיסא, ומעמיד לרשות הצבא מחנות הדשים ויעילים יותר – הממוקמים, באופן פונקציונלי, בהתאם לצרכיו, מאידך גיסא. עד היום פונו בפועל, או סוכם סופית על פינויים של כ־35 מחנות צה"ל. עלות הפינוי הכוללת של מחנות אלה היא כ־2 מיליארד ש"ח. מתוך סכום זה הועבר למשרד הביטחון, עד סוף שנת 2001, סך של כ־365 מיליון ש"ח. יתרת הסכום תועבר עם התקדמות המיזמים השונים.

הסדר חיסכון בימי מילואים

בשנת 1985 סוכם הסדר לחיסכון בימי מילואים, שלפיו יועבר התקציב הנחסך לשימושים אחרים במערכת הביטחון. הגידול במספר חיילי החובה ותהליכי ההתייעלות במערכת אפשרו להפחית את היקף ימי המילואים ביותר מ־50%. החיסכון האמור אִפשר העברתו של התקציב הנחסך – בהיקף מצטבר שמעל 8 מיליארד ש"ח – לשימושים אחרים במשרד הביטחון. בשנת 2001, על אף העלייה בהיקף ימי המילואים ביחס לשנת 2000, עקב המצב הביטחוני, הסתכם החיסכון בגין הסדר זה ביותר ממיליארד ש"ח.

סיכומים נוספים

- תוספת לחיזוק נושאים במערך האסטרטגי.
- תוספת לתקציב המחקר והפיתוח.
- תוספת לאגף טכנולוגיה ולוגיסטיקה לצורך התייעלות, העלאת רמת הכשירות והגדלת המלאי.
- הסכם תקציבי לפיצוי אגף השיקום בגין גידול מספר הזכאים ועלויות השיקום.
- תוספת משאבים לחיזוק מערך המילואים.

מוקדי התייעלות וחיסכון

כדי לאפשר עמידה ביעדי המדיניות הכלכלית של הממשלה והמשך פינוי מקורות בתקציב הביטחון למטרות התעצמות, רכש והצטיידות, יש לבצע שינויים ולנקוט צעדים נוספים. חלקם כבר בתהליכי ביצוע, אך יש להגבירם ולעודדם:

חיסכון בעלויות כוח אדם

כמטרה ארוכת טווח, אך בייחוד בשנת 2003, נדרש משרד הביטחון לנקוט צעדים בתחום הקטנת עלויות כוח האדם.

הוצאת פעילויות מצה"ל אל המיגזר האזרחי

צה"ל מבצע כיום פעילויות רבות, לוגיסטיות ותומכות לחימה כאחד, שניתן לבצען באמצעות המיגזר הפרטי ביעילות רבה יותר חאת מן ההיבטים הכלכליים, התפעוליים והתקציביים. הוצאת פעילויות אלה מצה"ל תפנה משאבים לטובת התעצמותו של צה"ל. יתירה מזו, ביצוע פעילויות אלה בידי גופים אזרחיים – המתמחים בהם – גם תשפר את התפוקות המושגות.

נושאים נוספים

לבד מהנושאים שפורטו לעיל, קיים פוטנציאל לצמצום ולהתייעלות במערכים האזרחיים והלוגיסטיים בפעילות משרד הביטחון וצה"ל. לדוגמה, ייעול עבודת אגף השיקום, צמצום כוח־אדם ותקורות במשרד הביטחון, וצמצום מספר המשלחות של צה"ל ומשרד הביטחון ומספר המועסקים בהן בחו"ל, תוך התמקדות במשלחת בניו־יורק ובאיחוד משלחות באירופה.

הקרן לקליטת חיילים משוחררים

מדינת ישראל מסייעת לחיילים משוחררים במספר אופנים:

סיוע כספי

- **החוק לקליטת חיילים משוחררים** – כפי שיפורט להלן.
- **סיוע בדיור** – תוספת של 1% למשכנתא הבסיסית עבור כל חודש שירות, עד לתקרה של 60% לזוג.
- **מענק עבור עבודה מועדפת** – מענק בגובה 7,380 ש"ח למועסקים בענפי הבניין, החקלאות, המלונאות, בתחנות דלק ובאבטחת מוסדות חינוך.
- **דמי אבטלה** – זכאות ל־70 יום.
- **הטבות במיסוי** – במסגרת החלטות הממשלה לקראת תקציב המדינה לשנת 2000, נקבע כי יוענקו עד שתי נקודות זיכוי, בהתאם למשך השירות בפועל, לתקופה של שנתיים, למי ששירת שירות צבאי (או שירות לאומי).

סיוע נוסף

- **הקרן לסיוע נוסף** – כפי שיפורט להלן.
- **היחידה להכוונת חיילים משוחררים** – מסייעת בהלוואות ומענקים לדיור, ללימודים, לטיפולים רפואיים, ועוד.

תקציב החוק לקליטת חיילים משוחררים

תקציב החוק לקליטת חיילים משוחררים לשנת 2003 מסתכם בכ־936 מיליון ש"ח. החל משנת 1994 מיושם "חוק קליטת חיילים משוחררים", המקנה לחיילים משוחררים ולבנות השירות הלאומי את הזכויות הבאות:

- **מענק כספי הניתן בעת השחרור.**
- **קרן פיקדון** הנזקפת לזכות החיילים ומיועדת למטרות לימודים, הכשרה מקצועית, רכישת דירה, נישואין, או פתיחת עסק. חייל משוחרר שלא מימש את מלוא קרן הפיקדון במהלך תקופת הזכאות יקבל, לאחר חמש שנים, את כל יתרת הכסף שנצברה לזכותו.
- **הקרן לסיוע נוסף** — סיוע מיוחד לחיילים נזקקים:

א. מלגות לימודים לחיילים משוחררים הלומדים במכינות קדם־אקדמיות.

ב. דמי קיום ללומדים במכינות קדם אקדמיות הנקבעים על פי אמות מידה חברתיות־כלכליות.

ג. מימון מלגות לימודים לחיילים משוחררים הלומדים במוסדות להכשרה מקצועית. הסיוע מועבר באמצעות משרד העבודה והרווחה.

בשנת 2003 יעניק החוק זכויות כספיות על בסיס צבירה חודשית (בהתאם למספר חודשי השירות) כלהלן:

מענק שחרור[1]

חייל שהתגייס לפני 1.1.2001 יהיה זכאי לכ־4,356 ש"ח.

חיילת שהתגייסה לפני 1.1.2001 תהיה זכאית לכ־2,541 ש"ח.

קרן פיקדון[1]

לזכות המשתחררים במהלך שנת 2003 ייצברו בקרן הפיקדון, בממוצע, הסכומים הבאים:

חייל שהתגייס לפני 1.1.2001 – כ־15,400 ש"ח.

חיילת שהתגייסה לפני 1.1.2001 – כ־9,870 ש"ח.

בשנת 2000 תוקן החוק לקליטת חיילים משוחררים. על־פי תיקון החוק, חיילים שהתגייסו החל מיום 1 בינואר 2001 זכאים לצבירה חודשית, בגין חודשי השירות אותם ישרתו, על־פי סוג השירות אותו הם משרתים, בחלוקה הבאה: לוחם, תומך לחימה ואחר.

[1] בהנחת תקופת צבירה מלאה (חיילים: 36-32 חודש, חיילות: 21 חודש).

לוחם או לוחמת צוברים סך של 891 ש"ח בגין כל חודש שירות, תומך או תומכת לחימה צוברים סך של 742 ש"ח בגין כל חודש שירות וחיילים, או חיילות, בתפקידים אחרים צוברים סך של 594 ש"ח בגין כל חודש שירות.

סך הצבירה על־פי תיקון החוק (מענק וקרן פיקדון):

לוחמים	חייל	–	(36 חודשים) – 32,076 ש"ח
	חיילת	–	(24 חודשים) – 21,384 ש"ח
תומכי לחימה:	חייל	–	(36 חודשים) – 26,712 ש"ח
	חיילת	–	(24 חודשים) – 17,808 ש"ח
אחר	חייל	–	(36 חודשים) – 21,384 ש"ח
	חיילת	–	(24 חודשים) – 14,256 ש"ח

על־פי תיקון החוק משנת 2000 יועמדו הסכומים שנצברו לזכות חללים וחיילים שנפטרו לאחר שחרורם לרשות שאיריהם.

פירוט מרכיבי תקציב הקרן לקליטת חיילים משוחררים לשנת 2003
(באלפי ש"ח)

מענקי שחרור	193,250
קרן פיקדון	594,100[2]
קרן לסיוע נוסף	85,400
הוצאות תפעול	10,348
רזרבה להתייקרות	52,695
סך הכול	**935,793**

תקציב קרן הפיקדון נבנה בהתאם לאומדן קצב מימוש הפיקדון על־פי בחינת מקדמי מימון של מימוש הפיקדון בשנים שעברו. התקציב מבוסס על התקציב המקורי ועודפי תקציב המועברים לשנה השוטפת.

תיאום הפעולות בשטחים

תקציב תיאום הפעולות בשטחים (נטו) לשנת 2003 מסתכם בכ־120 מיליון ש"ח.
מאז פרוץ העימות הנוכחי בספטמבר 2000, ובפרט לאחר מבצע "חומת מגן", פועל תיאום הפעולות בשטחים באופן אינטנסיבי במטרה לסייע לאוכלוסייה הפלסטינית, תוך הפרדה בין מחוללי הסדור לבין כלל

[2] נוסף לכך יועברו עודפי הקרן משנת 2002 לתקציב 2003. עודפים אלה נצברו נוכח מימוש נמוך בשנים הראשונות להפעלת החוק, של קרן הפיקדון ביחס לתחזית, והם חלק מהמחויבות לחיילים שתמומש בעתיד.

האוכלוסייה. תיאום הפעולות בשטחים פועל לאפשר המשך פעילותן של המערכות האזרחיות הפלסטיניות, ותוך מתן אפשרות לאירגונים בינלאומיים לפעול באופן מתואם, וזאת כדי למנוע בינאום הסכסוך.

לאחר תקופת התארגנות מזמן חתימת ההסכמים והעברת הסמכויות, התגבש המבנה האירגוני של מפקדת תיאום הפעולות בשטחים ושל מנגנוני התיאום והקישור האזוריים. בשנים האחרונות ננקטו צעדים להקטנת מסגרות כוח האדם ומסגרות התקציב בהתאם לשינוי הפעילות – מפעילות ביצועית במסגרת המינהל האזרחי, לפעילות מינהלית של תיאום וקישור.

יעדים עיקריים בתקציב תיאום הפעולות בשטחים:

1. לשמש מנגנון לתיאום וקישור בין הממשלה בישראל לבין גורמי הרשות הפלסטינית, בתחומים עליהם מחליטה הממשלה.

2. לשמש גורם אופרטיבי לעיצוב מערכת הקשרים האזרחיים מול הפלסטינים, תוך דאגה לאיזונים בין הצרכים הביטחוניים והצרכים האזרחיים.

3. לפעול לשמירת מהלך החיים התקין של האוכלוסייה הפלסטינית בכללותה (להבדיל ממחוללי הטרור), ובכלל זה הבטחת נגישות לצרכים חיוניים – חשמל, מים, מזון, טיפול רפואי וכו׳.

4. לספל בצרכים התכנוניים של האוכלוסייה הישראלית באזורי יהודה ושומרון ועזה.

5 . לפקח בשטחי C תוך שמירת האינטרסים הישראליים.

6 . לפעול, באמצעות קציני המטה, למימוש הסמכות והאחריות בתחומים, שלא הועברו למשרדי האם בישראל או לרשות הפלסטינית.

פיקוד העורף האזרחי

במסגרת התקציב לשנת 2003 יוקצבו לפיקוד העורף האזרחי משאבים נוספים לביצוע משימותיו.

להלן עיקרי הנושאים, שלהם מיועד התקציב הנוסף:

א. הצטיידות בערכות מגן ובאמצעי מיגון לאוכלוסייה כנגד איום בלתי קונבנציונאלי.

ב. הצטיידות במרכיבי ביטחון ומיגון כלי־רכב לישובים ביש״ע, בקו העימות בצפון ובמרחב התפר.

התעשיות הביטחוניות הממשלתיות

בעקבות משבר עולמי בענף התעשיות הביטחוניות, שנבע מסיום המלחמה הקרה ושינויים מדיניים וגיאופוליטיים נוספים, נקלעה התעשייה הביטחונית בתחילת שנות התשעים למשבר עיסקי מתמשך.

מתחילת שנות ה־90 סייעה הממשלה לתעשיות הביטחוניות הממשלתיות (התעשייה האווירית, התעשייה הצבאית ורפא"ל), לנקוט בצעדים להתאמת כושר הייצור ומספר המועסקים לרמת המכירות ולתנאי השוק בארץ ובחו"ל. תוכניות ההבראה, שגובשו לתעשיות הביטחוניות הממשלתיות, התבססו, בעיקר, על תהליכים להקטנת מספר המועסקים. פרישת העובדים נעשתה בתנאים משופרים, בעלויות שמומנו ברובן בידי המדינה.

תוכניות ההבראה המקומיות שהוכנו לכל תעשייה בנפרד, בסיוע כולל של כ־3 מיליארד דולר (מהם כ־2 מיליארד דולר בתיקצוב ישיר שאושרו בשנים 1992-1996), איפשרה ייצוב עיסקי בחלק מהתעשיות, אך לא הובילה לפתרון בעיות היסוד של תעשיות אלה:

1. מבנה העסקה ויחסי עבודה קשיחים, יחד עם הוצאות שכר גבוהות.

2. כפל תשתיות, עודף כושר ייצור בהון ובעבודה.

תוכנית העבודה העיקרית לשנת 2003 בתחום התעשיות הביטחוניות הממשלתיות ממוקדת ביישום שינויים מבניים, יישום תוכנית ייצוב לתעשייה הצבאית על בסיס המלצות של ועדה בינמשרדית ובביצוע תהליכי הפרטה, וזאת כדי לתת מענה לבעיות יסוד של התעשיות הביטחוניות לטווח-ארוך.

המשרד לביטחון פנים

הצעת התקציב של המשרד לביטחון פנים לשנת 2003 מסתכמת בכ־7.88 מיליארד ש"ח במחירי שנת 2003 (תקציב ברוטו, כולל תקציב פיתוח והשתתפויות משרדי ממשלה אחרים).

הדגשים לתקציב 2003:

1. הגברת תחושת הביטחון האישי בקרב אזרחי המדינה.
2. שמירה על הסֵדר הציבורי ואכיפת החוק.
3. הרחקת עובדים זרים השוהים בישראל שלא כחוק.
4. שיפור השירות לאזרח, הגבָּרת הנוכחות והמעורבות של המשטרה בקהילה.
5. מאבק בסוחרי סמים ובפשיעה, מאבק באלימות במשפחה ובעבירות נוער.
6. מימוש תוכנית רב־שנתית לתוספת מקומות כליאה בשירות בתי הסוהר, לרבות הפרטת שירותי כליאה.
7. מאבק בתאונות דרכים.
8. המשך המאבק בגניבות רכב.

תקציב משטרת ישראל

תקציב משטרת ישראל לשנת 2003 מסתכם בכ־6.46 מיליארד ש"ח (תקציב ברוטו, כולל תקציב פיתוח והשתתפויות משרדי ממשלה אחרים).

השינויים העיקריים בהצעת התקציב לשנת 2003:

1. תוספת של מאות תקנים של שוטרים לחיזוק מערך המשטרה ולביצוע תוכניות ייעודיות, לרבות תוכנית עוטף ירושלים, הרחקת עובדים זרים בלתי חוקיים ועיבוי המיגזר המבצעי (סיור, חקירות, מודיעין, משמר הגבול ועוד).
2. המשך תהליך שידרוג מערכות מיחשוב וטכנולוגיה למיגורי המשטרה השונים.
3. המשך תהליך השלמת פערי הצטיידות במשטרה.

תקציב שירות בתי־הסוהר

תקציב שירות בתי־הסוהר לשנת 2003 מסתכם בכ־1.2 מיליארד ש"ח (תקציב ברוטו, כולל תקציב פיתוח והשתתפויות משרדי ממשלה אחרים).

השינויים העיקריים בתקציב 2003:

1. הפעלת בית־סוהר אשל ג' (שלבים א' רב').

2. הפעלת בית סוהר שרון ג'.

3. הרחבת אגפי כליאה במתקני כליאה קיימים.


התפתחות תקציב המשרד לביטחון פנים
(תקציב נטו, כולל פיתוח וללא השתתפויות ממשרדי ממשלה אחרים)
במיליוני ש"ח במחירי תקציב 2003
מיליוני ש"ח
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1997
1998
1999
2000
2001
2002
2003
4,776
4,720
5,703
6,124
6,227
*7,124
גימלאות
תקציב רגיל ופיתוח

* תקציב 2003 אינו כולל את תוכנית עובדים זרים המסתכמת ב־104 מיליון ש"ח.

המשרדים המינהליים

קבוצת המשרדים המינהליים כוללת את המשרדים הבאים: משרד ראש הממשלה, משרד האוצר, משרד המשפטים, משרד החוץ והמשרד לאיכות הסביבה.

תקציב המשרדים המינהליים מאופיין בעתירות כוח־אדם, כך שחלק ניכר מהתקציב השוטף במשרדים אלה, כ־64% בממוצע, מיועד למימון הוצאות שכר והיתרה לתקציבי קניות ופיתוח.

משרד ראש הממשלה

עיקר השינויים בתקציב משרד ראש הממשלה לשנת 2003:

- תיקצוב לשכות שרים בלי תיק במשרד ראש הממשלה, במסגרת השינויים שחלו בהרכב הממשלה.
- תיגבור תקציבי המיחשוב של משרד ראש הממשלה הראשי ושל הלשכה המרכזית לסטטיסטיקה.
- תיגבור תקציבי הביטחון והאבטחה של משרד ראש הממשלה נוכח המצב הביטחוני.

משרד האוצר

תוכנית העבודה השנתית של משרד האוצר מדגישה תהליכי התייעלות במשרד הראשי ובאגפי המיסים (אגף המכס והמע"מ, אגף מס הכנסה ומיסוי מקרקעין ושירות עיבודים ממוכנים), במקביל להתאמות התקציב הנדרשות בהתאם למדיניות התקציבית, שעליה החליטה הממשלה.

עיקר השינויים בתקציב משרד האוצר על זרועותיו לשנת 2003:

- הקצאת משאבים ליישום המלצות הרפורמה במס הכנסה ובמיסוי מקרקעין.
- הקצאת מקורות לתיגבור תקציבי האכיפה והבידוק המכסי והביטחוני באגף המכס.
- הקצאת משאבים להקמתן של יחידות חדשות לאכיפה ופיקוח באגף הביטוח ושוק ההון, בהתאם לחוק הלבנת הון ולהקמת יחידה לליווי מיזמים בשיטת ה־B.O.T. במסגרת אגף החשב הכללי.

משרד המשפטים

נוכח הגידול בעומס המוטל על מערכת המשפט בשנים האחרונות, תדגיש תוכנית העבודה של משרד המשפטים (המשרד הראשי והנהלת בתי המשפט) את המשך הביצוע של שינויים מבניים להפחתת העומס על מערכת בתי המשפט בישראל, ובכלל זה בחינת המבנה האירגוני של יחידות במשרד המשפטים (פרקליטות המדינה ואגף מיסוי מקרקעין), ביצוע ניסוי להפעלת משמרת שיפוט שנייה בבתי המשפט. בנוסף, יוקצו משאבים כספיים למשרד המשפטים ולמערכת בתי המשפט לתיגבור מספרם של מתמחים וכוח אדם תומך שפיטה, לצורך הפחתת העומס המוטל על המערכת.

כמו כן, יושם דגש על הגברת האכיפה בתחומים שונים: הרחבת הפעילות של המרכז לגביית קנסות, העברת האחריות לטיפול בקנסות משטרתיים ממשטרת ישראל למרכז לגביית קנסות בהנהלת בתי המשפט ועוד.

משרד החוץ

בשנת 2003 יימשך תהליך התייעלות וצמצום הוצאות במשרד החוץ, בהתאם למדיניות התקציבית של הממשלה. זמינות אמצעי התחבורה וההתקדמות הטכנולוגית בעולם התקשורת והמחשבים, מניחים בסיס לשינוי בשיטת ייצוג המדינה בחו"ל. בשנת התקציב 2003 יושם דגש על צמצום היקפי כוח־אדם ותקציבי פעולות משרד החוץ בנציגויות בחו"ל.

משרד ראש הממשלה

הצעת תקציב משרד ראש הממשלה לשנת 2003 מסתכמת בכ־556 מיליון ש"ח (תקציב ברוטו).

השינויים העיקריים בתקציב משרד ראש הממשלה בשנת 2003 הם:

- הקצאת מקורות במשרד הראשי לתיקצוב לשכות שרים בלי תיק במשרד ראש הממשלה, במסגרת השינויים שחלו בהרכב הממשלה.
- הקצאת מקורות לתגבור תקציבי המחשוב של משרד ראש הממשלה הראשי והלשכה המרכזית לסטטיסטיקה.
- הקצאת מקורות לתגבור תקציבי האבטחה של ראש הממשלה ושל שרים בלי תיק במשרד ראש הממשלה עקב המצב הביטחוני.
- שילובם של בני מיעוטים בתפקידים מקצועיים במשרד ראש הממשלה.

התקציב יותאם להחלטות הממשלה בדבר הפחתות רוחביות בתקציב המדינה לשנת 2003.

משרד החוץ

הצעת תקציב משרד החוץ לשנת 2003 מסתכמת בכ־1.5 מיליארד ש"ח (תקציב ברוטו).

הצעת תקציב משרד החוץ לשנת 2003 מבטאת את מדיניות הממשלה בדבר הפחתת ההוצאות וייעול המיגזר הממשלתי. נוכח מדיניות זו ימשיך המשרד בפעולות צמצום וחיסכון במשאבים, הכוללות צמצום מספר המשרות של שליחי המשרד בחו"ל וכן צמצום התקציב לפעולות שונות של המשרד בארץ ובחו"ל, לרבות צעדי התייעלות, שיש בהם כדי להפחית את הוצאות התפעול השוטפות של הנציגויות בחו"ל.

השינויים העיקריים לשנת 2003 כוללים:

- הקצאת מקורות לתגבור תקציב הפעולות המדיניות וההסברה של משרד החוץ.
- הקצאת מקורות למימון השתתפות משרד החוץ בתפעול שוטף של מרכז האנרגיה בקריית הממשלה החדשה בירושלים, עם מעבר משרד החוץ למבנה חדש בקריית הממשלה.
- הקצאת מקורות להמשך שילובם של בני מיעוטים בתפקידים מקצועיים במשרד החוץ.

משרד המשפטים

תקציב משרד המשפטים והנהלת בתי המשפט לשנת 2003 מסתכם בכ־2.1 מיליארד ש"ח (תקציב שוטף ותקציב פיתוח ברוטו).

מערכת המשפט בישראל ניצבת בפני אתגרים רבים, שהצעת התקציב לשנת 2003 מבטאת את ההתמודדות עימם – ובראש ובראשונה: התמקדות בהגברת אכיפת החוק ובהקלת העומס המוטל על מערכת המשפט בישראל, וזאת במגמה לשפר את רמת השירות המוענק לציבור ואיכותו. לצורך הגברת תהליכי האכיפה, יועבר בשנת 2003 הטיפול בקנסות משטרתיים ממשטרת ישראל למרכז לגביית קנסות בהנהלת בתי המשפט. לשיפור רמת השירות ננקטו כמה צעדים, שבמרכזם: תוספת תקנים לשופטים לצורך תוכנית ניסיונית להפעלת משמרת שיפוט שנייה בבתי משפט, תוספת לעובדים תומכי שפיטה ולעובדי מינהל לצורך הפחתת העומס המוטל על המערכת. במקביל להתאמת התקציב על־פי החלטות הממשלה בכל הקשור למדיניות הכלכלית בשנת 2003.

השינויים העיקריים בתקציב משרד המשפטים ובתקציב הנהלת בתי המשפט בשנת 2003 הם:

משרד המשפטים

- הקצאת משאבים להרחבת ההעסקה של מתמחים במשרד המשפטים ככוח אדם תומך בעבודתם של הפרקליטים והמשפטנים הבכירים.
- הקצאת מקורות לקניית שירותי ייעוץ אירגוני, לצורך גיבוש שינויים מבניים ואירגוניים במערכי משרד המשפטים: פרקליטות המדינה, אגף רישום מקרקעין ועוד.
- העברת תקציב בתי הדין השרעיים והדרוזיים מתקציב משרד הדתות לתקציב משרד המשפטים.
- שילובם של בני מיעוטים בתפקידים מקצועיים במשרד המשפטים.
- הקצאת מקורות לתקצוב יחידה לאיתור ומיפוי של הרכוש היהודי במדינות ערב.
- הקצאת מקורות להקמת נציבות לטיפול בתלונות נגד שופטים במשרד המשפטים, בהתאם לחוק שאושר לאחרונה בכנסת.

הנהלת בתי המשפט

- הוספת שופטים ועובדים מינהליים לצורך ביצוע ניסוי להפעלת משמרת שיפוט שנייה בבתי המשפט. הניסוי יבוצע בהיכל המשפט בתל-אביב.

- הסטת משרות כוח אדם תומך־שפיטה (עוזרים משפטיים, מתמחים) במסגרת המהלכים הכוללים להתמודדות עם העומס המוטל על מערכת בתי המשפט.

- הקצאת משאבים לתוכנית העברת הטיפול בגביית קנסות משטרה, ממשטרת ישראל למרכז לגביית קנסות שבהנהלת בתי המשפט. זאת על מנת להביא להגברת האכיפה בגביית קנסות לא משולמים.

- שילובם של בני מיעוטים בתפקידים מקצועיים בהנהלת בתי המשפט.

- הקצאת משאבים תקציביים לנושאי תחזוקה ואבטחה של היכל המשפט החדש בחיפה, אשר בנייתו עתידה להסתיים בשנת 2003.

- הקצאת משאבים לתגבור תקציבי האבטחה של מערכת בתי המשפט עקב המצב הביטחוני.

משרד האוצר

תקציב משרד האוצר לשנת 2003 מסתכם בכ־1.7 מיליארד ש"ח (תקציב שוטף ותקציב פיתוח ברוטו).

מדיניות הממשלה להפחתת הוצאותיה הגבירה את ההתייעלות גם באגפי משרד האוצר, בד בבד עם הכנסת כלים טכנולוגיים ומיחשוב כדי לשפר את עבודת אגפי המשרד.

השינויים העיקריים בתקציב משרד האוצר לשנת 2003 הם:

כללי

- התקציב יותאם להחלטות הממשלה בדבר הפחתות בתקציב המדינה לשנת 2003.

נציבות מס הכנסה

- בשנת 2003 יוקצו משאבים בתקציב נציבות מס הכנסה ליישום הרפורמה במס הכנסה ובמיסוי מקרקעין.
- בשנת 2003 יימשך תהליך שילובם של בני מיעוטים בתפקידים מקצועיים בנציבות מס הכנסה.

אגף המכס והמע"מ

- הקצאת משאבים להגברת הביקורת במעברי הגבול, לרבות ביקורת על כניסת כלי־רכב.
- הקצאת משאבים לקידום פרוייקט הקמה של מתקן לשיקוף מכולות בנמל אשדוד.
- הקצאת משאבים להסדרת תשלומי שכר דירה על־ידי האגף לרשות הנמלים והרכבות ולחברת ממ"ן, בהתאם להסדרים שקבע החשב הכללי.
- הקצאת משאבים למימון השתתפות אגף המכס בתפעול שוטף של מרכז האנרגיה בקריית הממשלה החדשה בירושלים, עם מעבר משרדי ההנהלה של אגף המכס למבנה חדש בקריית הממשלה בירושלים.
- הקצאת משאבים למיחשוב מערכת חבידוק של דואר חבילות, על מנת להביא לחיסכון בבדיקות הפיזיות, להעלות את רמת האכיפה ולשפר את השירות ללקוחות חיצוניים.

המשרד הראשי באוצר

- הקצאת מקורות להקמת יחידה לפיקוח על שירותי מטבע, על־פי חוק איסור הלבנת הון, ולהקמת מערך אכיפה בשוק החון, במסגרת אגף הביטוח ושוק החון במשרד האוצר.

- הקצאת מקורות לתקצוב פעילות של יחידה לליווי מיזמים ממשלתיים המבוצעים בשיטת BOT במסגרת אגף החשב הכללי.

- הקצאת מקורות למינהל הדיור הממשלתי, לצורך טיפול במימצאי הסקר למיפוי נכסי המדינה ולצורך תחזוקה ועידכון של מאגר נתונים על נכסי המדינה.

- הקצאת מקורות לתגבור תקציב הביטחון והאבטחה עקב המצב הביטחוני.

גימלאות ופיצויים

התקציב לגימלאות ופיצויים לעובדי מדינה לשנת 2003 מסתכם בכ־5.9 מיליארד ש"ח[1].

הגימלאות משולמות לפי חוקים שונים, הסכמי שכר, הסכמי עבודה ופסקי־דין – לאחר בדיקת הזכאות והקביעה הראשונית במחלקת הגימלאות בחשב הכללי.

הזכאים

- עובדי מדינה לשעבר ועובדי תאגידים לשעבר (המוסד לביטוח לאומי, מינהל מקרקעי ישראל, עמידר, רשות השידור וכדומה) ושְׁאֵירֵיהם לפי חוק שירות המדינה – (גימלאות) (נוסח משולב) תש"ל-1970 והתקנות שהותקנו מכוחו.
- נשיאים, מבקרי המדינה, שרים, שופטים, דיינים, קאדים, נגידי בנק ישראל, מנכ"לים לשעבר ושאיריהם – לפי חוק גימלאות לנושאי משרה ברשויות השלטון, תשכ"ט-1969, והתקנות שהותקנו מכוחו.
- עובדי ממשלת המנדט לשעבר (פנסיה רגילה ומוגדלת), בהתאם להחלטות ועדת הכספים של הכנסת.
- עובדים לשעבר בנמלי תל־אביב ויפו, עקב הפסקת הפעילות בנמלים אלה, לפי הסכם שנחתם עימם – בהתאם להסדרים הנהוגים ברשות הנמלים והרכבות.
- השתתפות בתשלומי גימלה, לפי הסכמים ל"רציפות זכויות", של מי שעברו משירות המדינה למקומות עבודה אחרים שבהם משולמת פנסיה מקרנות מיוחדות, או מי שעברו ממקומות עבודה אחרים לשירות המדינה – בעבור אותן שנים שבהן עבדו בשירות המדינה.
- השתתפות בדמי גימלה ל"מבטחים", "קרן גימלאות מרכזית" ו"גלעד" בעבור תשלומי קיצבה למורים על יסודיים, שהוצאו לגימלאות לפני הגיעם לגיל המזכה בפנסיה.

מספר מקבלי הגימלאות ממינהל הגימלאות בשנים נבחרות: 1985–2001[2]

1985	1988	1993	1994	1995	1996	1997	1998	1999	2000	2001
33,722	40,705	48,867	50,555	52,830	55,297	57,402	59,511	61,690	65,206	68,017

1 החל משנת 1999 הועבר תקציב הגימלאות של השוטרים מסעיף גימלאות ופיצויים לסעיף המשרד לביטחון פנים. כמו כן, החל משנת 2000 הועבר גם תקציב גימלאות הסוהרים לסעיף המשרד לביטחון פנים.

2 גימלאי "בזק" הועברו לקרן "מקפת" החל מיום 11.2.1986.

בסוף שנת 2000 עמד מספר המבוטחים בפנסיה תקציבית (ללא מערכת הביטחון) על 77,214 גימלאים ו־182,710 מבוטחים פעילים.

ההתחייבות האקטוארית של המדינה בגין גימלאים ועובדי מדינה פעילים הסתכמה בסוף שנת 2000, בכ־220.6 מיליארד ש"ח (בשער היוון של 3.5%, במחירי דצמבר 2000).

התחייבות זו כוללת: עובדי מדינה, מערכת הביטחון, משטרת ישראל, שירות בתי הסוהר ומורים במסלול מיוחד. החישוב נעשה בהנחה, שהעובד הפעיל ימשיך בעבודה עד ליום זכאותו לפרישה ויפרוש כאשר יתמלאו תנאי זכאותו מבחינת הגיל והוותק (דהיינו, אין התחשבות בהתחייבות הנוספת הנוצרת בעקבות יציאה לפנסיה מוקדמת).

במסגרת חוק ההסדרים במשק לשנת 1999 תוקן חוק הגימלאות לנושאי משרה ברשויות השלטון, באופן שבוטלה הזכאות לגימלאות מאוצר המדינה של נשיא המדינה, חברי כנסת, שרים, שופטים, קאדים, קאדים מד'הב, רבנים ראשיים, מבקר המדינה, נגיד בנק ישראל ומשנהו – שיחלו בכהונתם לאחר יום 15.5.1998. זכויותיהם לגימלאות יובטחו במסגרת של קרן פנסיה או קופת גמל, לפי בחירתם. ביום 16.9.2001 החליטה הממשלה להטיל על שר האוצר לפנות לוועדת הכספים של הכנסת כדי שזאת תפעל להשוואת אחוז הצבירה לפנסיה של שופטים לאחוז הצבירה לפנסיה של עובדי מדינה אחרים, הזכאים לפנסיה תקציבית, ולקבוע כי החל מיום 1 בינואר 2002 יעמוד שיעור הצבירה השנתי של שופטים על 2%.

במארס 1999 נחתם הסכם בין הממשלה, הרשויות המקומיות, האוניברסיטאות והאגידים נוספים לבין הסתדרות העובדים הכללית החדשה על מעבר העובדים החדשים בשירות הממשלתי ובשירות הציבורי לפנסיה צוברת במקום פנסיה תקציבית שהייתה נהוגה עד אז. ביולי 2001 נחתם הסכם נוסף בין הסתדרות העובדים הכללית החדשה לבין מרכז השלטון המקומי והעיריות של שלוש הערים הגדולות. ההסכם קבע כי החל מיום 1 בנובמבר 2001 יבוטחו עובדים חדשים ברשויות המקומיות בפנסיה צוברת. בחוק ההסדרים במשק המדינה לשנת 2002, תוקן חוק שירות המדינה (גימלאות) (נוסח משולב) תש"ל-1970, כך שניתן יהיה ליישם את ההסכם שנחתם בחודש מארס 1999 לגבי עובדי מדינה. יישום ההסכם החל ביום 1 באפריל 2002. במסגרת דיוני התקציב לשנת 2003, החליטה הממשלה ביום 30 ביולי 2002 כי יוקם צוות משותף למשרד הביטחון ולמשרד האוצר, אשר יגבש את נושא העברת אנשי הקבע החדשים למסלול של פנסיה צוברת, ויפעל לתיקון הנדרש ליישום המעבר בחוק שירות קבע בצבא ההגנה לישראל (גימלאות) (נוסח משולב), התשמ"ה-1985. באופן דומה, הוחלט על הקמת צוותים משותפים, אשר ידונו באופן העברת השוטרים והסוהרים למסלול של פנסיה צוברת. כן נקבע כי שיעור הצבירה השנתי של כלל אוכלוסיית משרתי הקבע בצה"ל יעמוד על 2%.

מימון מפלגות ותקציב בחירות

תקציב הבחירות לכנסת ומימון המפלגות לשנת 2003 מסתכם בכ־508 מיליון ש"ח, וזאת משום שבשנת 2003 ייערכו בחירות לכנסת.

הדגשים בתקציב:

1. מימון מפלגות לכנסת

חוק מימון מפלגות קובע את הכללים למימון השוטף של הסיעות בכנסת, ואת הכללים למימון הסיעות בשנת בחירות. כללים אלה נגזרים מאישור תיקון מספר 16 לחוק מימון מפלגות, מיום 16.3.1994, שעיקריו כדלהלן:

א. הקמת ועדה ציבורית בראשותו של שופט, שמינה נשיא בית המשפט העליון. הוועדה תקבע את שיעור יחידת המימון, שתהווה בסיס לביצוע תחשיב הסכומים אשר ייגזרו מחוק מימון מפלגות.

ב. יחידת המימון הוגדלה ב־33% – מסך 651,600 ש"ח לסך 867,000 ש"ח (במחירי 3/94) – והוצמדה למלוא שיעור עליית מדד המחירים לצרכן. יחידת המימון במחירי 2002 היא 1,284,000 ש"ח.

ג. המימון החודשי של ההוצאות השוטפות לסיעה יהיה בסכום של 5% מיחידת מימון אחת לכל מנדט, שבו זכתה הסיעה בבחירות לכנסת, בתוספת סכום של 5% מיחידת מימון.

ד. בשנת בחירות תקבל כל סיעה יחידת מימון אחת לכל מנדט שבו זכתה בבחירות לכנסת.

ה. רשימת מועמדים שקיבלה בבחירות מספר קולות העולה על 1%, אך אינה משתתפת בחלוקת המנדטים, זכאית לקבל הוצאות בחירות בשיעור של יחידת מימון אחת.

2. ועדת הבחירות המרכזית לכנסת

ועדת הבחירות המרכזית לכנסת מוקמת עם כינוסה של כל כנסת חדשה והיא מכהנת עד להקמתה של ועדת בחירות חדשה. בוועדה המרכזית לבחירות לכנסת חברים נציגים מכל הסיעות של הכנסת.

ועדת הבחירות המרכזית לכנסת אחראית על תכנון, אירגון וניהול הבחירות לכנסת, עד לקביעת תוצאות הבחירות.

המשרד לאיכות הסביבה

תקציב המשרד לאיכות הסביבה לשנת 2003 מסתכם ב־245.3 מיליון ש"ח, מהם 232.1 מיליון ש"ח בהוצאה נטו ו־13.2 מיליון ש"ח בהוצאה מותנית בהכנסה, בנוסף קיים תקציב הרשאה להתחייב בסך 31.2 מיליון ש"ח.

דגשים בשנת 2003

איכות המים – המשרד יפעל להגברת המודעות לשמירה על איכות המים, שיקום נחלים וקידום הקמה ושידרוג של מתקני טיהור שפכים. המשרד יפעל למניעת זיהום מדלקים, להפחתת זיהום משפכי בעלי חיים, לסגירת מזבלות מזהמות ולקידום הקמתן של מטמנות חדשות, לצמצום זיהום מקורות מים על־ידי פעילות חקלאית וטיפול בקרקעות מזוהמות ממקורות תעשייתיים. המשרד ירכז מאמצים ויפנה משאבים רבים לנושא שיקום הנחלים. השיקום יכלול עריכת סקרים והכנת תוכניות־אב ותכניות סטטוטוריות לנחלים באמצעות מינהלת הנחלים הארצית.

טיפול בפסולת מוצקה – לאור מצוקת נפח ההטמנה, תתמקד השנה הפעילות בקידום חלופות לסילוק פסולת באמצעות מיחזור והפקת אנרגיה מפסולת, כמו גם הקמת אתרי הטמנה נוספים. המשרד יפעל לסגירת אתרי הפסולת המעורבת (בראשון לציון ובאשדוד) ולשידרוג האתרים הקיימים במסגרת תמ"א 16 (בעברון, בחרובית, בערד ובאתרים אחרים). בנוסף, יפעל המשרד לשיקום וטיפול באתרי פסולת שנסגרו.

אכיפה – המשרד יפעל בצורה נמרצת כנגד הגורמים המזהמים את משאבי המים, הקרקע, האוויר והים. המשרד ישים דגש על פעולות מערך האכיפה במטרה למנוע, להרתיע ולהעניש עבריינים. דגש יינתן לפיקוח ולאכיפה נגד גורמים מזהמים כמו מפעלי תעשייה, מתקני תשתית ורשויות מקומיות. אפקטיביות האכיפה תשופר על־ידי יצירת מנגנונים של ברירות משפט בתחומים שונים, כגון זיהום אוויר, חומרים מסוכנים, תחנות דלק ועוד.

קרינה בלתי מייננת – המשרד יפעל לצמצום חשיפת הציבור הרחב והסביבה לסיכוני קרינה אלקטרומגנטית, ממקורות שונים כגון: אנטנות סלולריות, מוקדי שידור, קווי מתח, לייזרים וכו'. המשרד יפעל בנושא של רישוי, פיקוח ואכיפה על מוקדים פולטי קרינה אלקטרומגנטית לסביבה כדי לוודא עמידתם בתקנים בינלאומיים, אשר אומצו על־ידי המשרד.

שיקום אתר הפסולת הרעילה ברמת חובב – בשנת 2003 ימשיך המשרד לבצע פעולות שיקום דחופות באתר הפסולת הרעילה, לשם הורדת פוטנציאל הסיכון של האתר. פעולות אלו הן חלק מתוכנית שיקום כוללת המגובשת על־ידי המשרד לאיכות הסביבה ומשרד האוצר.

חינוך והסברה – החינוך הסביבתי הוא כלי חשוב ביותר המלווה את מדיניות המשרד לשמירה על איכות הסביבה. מטרת החינוך להכשיר את האזרח לפעילות חברתית ולמחויבות אישית לנושא. המשרד ימשיך בשנת 2003 בפעילותו להעמקת החינוך הסביבתי במסגרת החינוך הפורמלי, באמצעות מערך השתלמויות לעובדי הוראה, ובאמצעות פיתוח חומרי למידה והפעלת מֵיזָמים חינוכיים ממוקדי גיל. כמו כן יפעל המשרד בשיתוף עם גורמי חוץ, כגון מתנ"סים, תנועות נוער ואירגונים ירוקים על בסיס של תוכניות משותפות.

תכנון סביבתי – המשרד ימשיך בפעילותו למנוע מראש יצירת מפגעים באמצעות מעורבותו בהליכי התכנון והגברת הפעילות בתחום רישוי העסקים על־פי הסמכויות הנתונות למשרד בחוק. המשרד גם יפעל לניצול יעיל של משאבי טבע ולמניעת בזבוז או פגיעה מיותרת בקרקע, במים, באוויר ובים.

קרקעות – המשרד יפעל לריכוז המידע הקיים על קרקעות מזוהמות בישראל, איתור מוקדי זיהום לא ידועים, פיתוח תקנים סביבתיים ליעדי שיקום קרקעות מזוהמות ולשיפור התקיקה הסביבתית בתחום זה.

איכות אוויר – בשנת 2003 יימשכו פעולות המשרד להשגת "אוויר נקי" על־ידי הפחתת זיהום האוויר בערים הגדולות וזאת באמצעות: אכיפת צווים אישיים לתחבורה ציבורית; עידוד המעבר לסוגי דלק נקיים ממזהמים; יישום תקנים מחמירים למניעת זיהום אוויר מתעשייה ויצור חשמל; סיוע בקידום המהלך להכנסת גז טבעי לשימוש נרחב בתעשייה, ביצור החשמל ובתחבורה; קידום מערכות הסעה המוניות. כמו כן, יתגייס המשרד למאמץ העולמי להפחתת נזקי "אפקט החממה" ולהקטנת החור בשכבת האוזון.

מניעת רעש – המשרד יפעל להפחתה ממשית של היקף האוכלוסייה החשופה לרמות רעש גבוהות וזאת באמצעות מיפוי ארצי של אזורי החשיפה לרעש. בנוסף, יפעל המשרד לקביעת תקינה למניעת רעש מכבישים ויפעיל מערך אכיפה של החוק למניעת מפגעים (רעש).

השירותים החברתיים

תקציב ההוצאה הממשלתית[1] נטו לשירותים החברתיים לשנת 2003 מסתכם בכ־117.7 מיליארד ש"ח. סכום זה מהווה כ־23% מהתוצר המקומי של ישראל.

ההוצאה לשירותים חברתיים (כולל תקציבי הפיתוח) לשנת 2003
(במיליארדי ש"ח)

סוג ההוצאה	הסכום (במיליארדי ש"ח)
גימלאות הביטוח הלאומי (כולל גימלאות במימון האוצר)[2]	45.4
חינוך ותרבות	25.1
השכלה גבוהה	5.8
עבודה ורווחה	4.5
מערכת הבריאות (תקציב משרד הבריאות ומס בריאות)	27.4
קליטה	1.5
אחרים (רשויות מקומיות, דתות, תגמולים לנכים)	8
סך הכול	117.7

1 אומדן.
2 כולל ההוצאה של המוסד לביטוח לאומי לגימלאות והעברות לקופות חולים במסגרת חוק ביטוח בריאות ממלכתי.

ההוצאה לשירותים חברתיים (כולל תקציבי פיתוח) לשנת 2003

במיליארדי ש"ח


אחרים
(רשויות מקומיות, דתות, תגמולים ועוד)
קליטה
מערכת הבריאות
(תקציב משרד הבריאות ומס בריאות)
גימלאות הביטוח הלאומי
(כולל גימלאות במימון האוצר)
8
45.4
4.5
5.8
25.1
עבודה ורווחה
השכלה גבוהה
חינוך

התפתחות תשלומי העברה ותשלומים בעין: 1980-2002*

במחירים קבועים, מדד 1980 = 100


תשלומי העברה
שירותים בעין
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0
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1982
1983
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1988
1989
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1991
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1995
1996
1997
1998
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2001
2002

מקור: המרכז לחקר המדיניות החברתית בישראל

* אומדן.

התפתחות ההוצאה לשירותים חברתיים בעשורים האחרונים

בעשורים האחרונים בלטה מגמת גידול משמעותית בהוצאה החברתית, בשיעורים גבוהים בהרבה משיעורי הגידול של האוכלוסייה או של המדדים אליהם מוצמדים התשלומים.

בשנות ה־80 גדלה ההוצאה הממשלתית לשירותים חברתיים בשיעור של כ־38% ובשנות ה־90 גדלה בשיעור של כ־67%. ההוצאה הריאלית הממשלתית לשירותים חברתיים גדלה בשני העשורים האמורים בכ־130%, בעוד ששיעור הגידול באוכלוסייה עמד על כ־58% בלבד.

חלק משמעותי מתוך הגידול בהוצאה החברתית מוסבר על־ידי הגידול בהוצאה לתשלומי העברה. בשנות ה־80 חל גידול ריאלי של כ־75% בהוצאה לתשלומי העברה ובשנות ה־90 גדלה ההוצאה לתשלומי העברה בשיעור ריאלי של כ־87%. על־פי נתוני המרכז לחקר המדיניות החברתית בישראל, עמד שיעור ההוצאה לתשלומי העברה מתוך התמ"ג בתחילת שנות ה־80 על כ־5.5%, לקראת סוף שנות ה־80 עלה השיעור לכ־6.8%, בשנות ה־90 עלה לכ־7.8%, והגיע עד ל־8.8% בשנת 2001 ו־9% בשנת 2002.

הגידול בתשלומי ההעברה מוסבר בעליית השכר הריאלי, בשינויי חקיקה אשר הגדילו הן את מספר הזכאים לתשלומים והן את גובה התשלומים, ובגידול באוכלוסיית מקבלי הקיצבאות, במידה גבוהה בהרבה משיעור הגידול הטבעי באוכלוסייה. לשם הדגמה, מספר מקבלי הבטחת הכנסה עלה בשנים 1990-2002 בכ־390%, מכ־32,000 זכאים לכ־157,000 זכאים, בעוד שהאוכלוסייה גדלה בשנים אלו בכ־43%. בשנים האחרונות גדל מספר הזכאים לקיצבאות הבטחת הכנסה בכ־11% בשנה. מספר הזכאים לקיצבה גדל אף בשנים שבהן נמדדו שיעורי צמיחה גבוהים בתמ"ג, חלה ירידה בשיעור הבלתי מועסקים ונוספו מקומות עבודה רבים למשק.

לגידול בהיקפי התשלומים תרמו השינויים בקיצבאות ילדים (כאשר במהלך שנות התשעים בוטלו מבחני ההכנסות לצורך הקיצבה והושוו הקיצבאות ליוצאי צבא ולמי שאינם יוצאי צבא), החוק לצמצום מימדי העוני בשנים 1994-1995, וגידולים בהוצאה לקיצבאות הבטחת קיום בסוף שנות ה־90 וראשית העשור הנוכחי.

בתחום השירותים בעין (השירותים הישירים) בולט במיוחד הגידול בהקצאת משאבים לחינוך. על־פי נתוני המרכז לחקר המדיניות החברתית בישראל, חל בשנות ה־90 גידול ריאלי של כ־76% בהוצאה הממשלתית לחינוך, זאת בניגוד למגמת גידול מתון יותר בשירותים בעין לעומת תשלומי התעברה.

ההוצאה לשירותים חברתיים גדלה, כשיעור מההוצאה הממשלתית ללא החזרי חוב, מכ־31% בתחילת שנות ה־80, וכ־50% בתחילת שנות ה־90, לכ־56.8% בשנת 2002.

אחוז ההוצאה החברתית מההוצאה הממשלתית בשנים 1980-2002*


60
55
50
45
40
35
30
25
אחוזים
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

מקור: המרכז לחקר המדיניות החברתית בישראל

* אומדן

התפתחות ההוצאה לתשלומי העברה לנפש, 1980-2002*

במחירים קבועים, מדד 100 = 1980


260
240
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100
מדד
1980
1981
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1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

מקור: המרכז לחקר המדיניות החברתית בישראל

* אומדן

משרד החינוך

התקציב הרגיל של משרד החינוך לשנת 2003 מסתכם בכ־24.6 מיליארד ש"ח.

תקציב הפיתוח של המשרד מסתכם בכ־511 מיליון ש"ח ובנוסף, בכ־506 מיליון ש"ח בהרשאה להתחייב.

הדגשים

1. תחילת יישום תכנית "עידן חדש לחינוך שווה" החל משנת הלימודים התשס"ד בהתאם לעקרונות שנקבעו על־ידי ועדת שושני, שבדקה את שיטת התקצוב בחינוך היסודי בישראל:

   א. מעבר להקצאה שונה לכל תלמיד, בהתאם למדד טיפוח חברתי־כלכלי אחיד.

   ב. איגום כל משאבי ה"סלים" השונים במסגרת התקן הדיפרנציאלי שיוקצה על־ידי משרד החינוך.

   ג. קביעת תוכנית ליבה כתנאי הכרחי לתקצוב כלל מערכת החינוך, על כל זרמיה.

   ד. קביעת מידרג לצורך תקצוב של מערכת החינוך – החינוך הרשמי, החינוך המוכר שאינו רשמי ומוסדות הפטור.

   ה. הנהגת שקיפות בהקצאת משאבי החינוך – שעות לימוד ושירותי עזר.

   ו. העברת מרכז הכובד לרמת בית־הספר. מתן סמכויות ביצוע וניהול נרחבות למנהלי בתי הספר, הן בתחום הפדגוגי והן בתחום התקציבי.

   ז. הרחבה מבוקרת של אזורי הרישום.

2. קליטת עלייה בחינוך הפורמלי והבלתי פורמלי, בד בבד עם שילובם של תלמידים עולים בחברה הישראלית, באמצעות מערכת החינוך, לרבות קליטת נוער העולה לארץ במסגרת מיזם "נעל"ה" (נוער עולה לפני הוריו).

3. תמיכה בגופים ובמוסדות העוסקים בתחומים ובנושאים הנוגעים לחינוך (לרבות חינוך לא פורמלי), שלמשרד החינוך יש עניין לתמוך בהם.

   בהחלטת הממשלה מיום 22.8.1999, נקבעו תנאי סף לתמיכה במוסדות ציבור (כגון חיובם של מנהלי מוסד לפעול בשנתיים הראשונות לייסודו במימון עצמי ורק לאחר מכן יוכלו לפנות בבקשה לתמיכה

ממשלתית. כמו כן נקבע, שמוסדות נתמכים מכספי ממשלה ימציאו ערבות בנקאית, שתשמש כבטוחה לקיזוז קנסות במקרה שיופרו התנאים לתמיכה וכיו"ב), נוהלי ביקורת תקופתית ונוהלי טיפול בהפרת התנאים לתמיכה.

כמו כן, קובעת החלטת הממשלה נוהלי שקיפות וחשיפה לביקורת ציבורית, שלפיהם יפרסם המשרד אחת לשלושה חודשים באתר המשרד באינטרנט את החלטות ועדת התמיכות כפי שהתקבלו עד לאותו מועד לגבי הגופים הנתמכים וסכומי התמיכה בהם.

4. פיקוח ובקרה על תקציב משרד החינוך, לרבות תיקצוב פעילויות במחירים ריאליים ובמונחים של יחידות פיזיות (כגון: שעות הוראה שבועיות, מספרי תלמידים ומספרם של העובדים בכל תחום פעילות), וכן בקרה על הקצאת שעות ההוראה וביצוע בפועל של הקצאה מאושרת ברמת בית־ספר, מפקח ומחוז.

5. פיתוח מערכת ממוכנת חדשה לשכר, הכוללת אינטגרציה של משכורות מורים, כוח־אדם בהוראה, תקן שעות לימוד ותקציב.

6. צמצום היקף היעדרויות עובדי הוראה, בין היתר באמצעות המשך יישום רפורמה בתקציב מילוי מקום של עובדי הוראה הנעדרים מעבודתם.

השכלה גבוהה

התקציב להשכלה גבוהה לשנת 2003 מסתכם בכ־5.8 מיליארד ש"ח.

מערכת ההשכלה הגבוהה בישראל כוללת מוסדות המוּכָּרים על־ידי המועצה להשכלה גבוהה, שהסמיכה אותם להעניק תארים אקדמיים. תיקצוב המוסדות נעשה באמצעות הוועדה לתיכנון ולתיקצוב ומשרד החינוך (מוסדות להכשרת כוח־אדם בהוראה). מערכת ההשכלה הגבוהה כוללת גם מוסדות אשר אין בתקציבם השתתפות ציבורית (דהיינו מוסדות חוץ־תקציביים).

המוסדות להשכלה גבוהה

המוסדות להשכלה גבוהה בישראל נחלקים כדלהלן:

- **7 אוניברסיטאות**, העוסקות במחקר ובהוראה לקראת שלושת התארים האקדמיים: תואר ראשון, תואר שני ותואר שלישי.
- **האוניברסיטה הפתוחה**, המבוססת על לימוד מרחוק ולימודים חלקיים לקראת תואר אקדמי ראשון ושני.
- **מכללות**, שעיקר עיסוקן בהוראה לקראת תואר ראשון של לימודים אקדמיים, כלליים או מקצועיים.
- **מוסדות אקדמיים להכשרת מורים.**
- **מסלולים אקדמיים**, לקראת תואר ראשון, במכללות אזוריות – כל אחד מן המסלולים נמצא באחריותה האקדמית של אחת האוניברסיטאות בישראל.

נתונים כלליים

בתשס"ב למדו כ־177 אלף סטודנטים, במוסדות להשכלה גבוהה (לרבות מוסדות־חוץ תקציביים ולמעט האוניברסיטה הפתוחה). 68.4% מהם למדו באוניברסיטאות (ובכללם 4.4% במכללות אזוריות, באחריות האקדמית של האוניברסיטאות), 11.6% במכללות להכשרת מורים ו־20% במוסדות אחרים. מספר הסטודנטים גדל בתשס"ב בכ־6,000 סטודנטים (גידול של כ־3.5%) לעומת תשס"א.

בנוסף על האמור, למדו באוניברסיטה הפתוחה בשנת תשס"ב כ־36,100 סטודנטים. מספר זה שקול ללמעלה מ־13,500 סטודנטים, הלומדים תוכנית לימודים מלאה באוניברסיטה אחרת.

אוניברסיטאות

בשנת תשס"ב היה מספר הסטודנטים ב־7 האוניברסיטאות הפועלות בישראל 117.5 אלף, לעומת 113.7 אלף בשנת תשס"א – גידול של כ־3.5%.

בשנת תשס"ב למדו 64.1% מכלל הסטודנטים באוניברסיטאות לקראת תואר ראשון, 29.5% למדו לקראת תואר שני ולימודי תעודה ו־6.3% למדו לקראת תואר שלישי. התפלגות הסטודנטים לפי תחומי לימוד הייתה: 59.9% במדעי הרוח, במדעי החברה ובמשפטים, 26.4% במדעי הטבע, במדעי החקלאות וברפואה ו־13.7% בלימודי הנדסה.

באוניברסיטאות מתבצע רוב המחקר בארץ במדעי הרוח והחברה וכשליש מהמחקר והפיתוח האזרחי במדעי הטבע, הרפואה וההנדסה. כמעט כל המחקר הבסיסי בישראל מתבצע בין כותלי האוניברסיטאות. בתשס"ב מנה הסגל האקדמי הפעיל באוניברסיטאות 10,275 משרות שלמות.

יעדים

המטרות העיקריות של מערכת ההשכלה הגבוהה הן:

- **הוראת מיגוון מקצועות ותחומים**, הדורשים השכלה גבוהה, כדי להכשיר כוח אדם מקצועי ברמה אקדמית – בהתאם לצורכי החברה והמשק, ולהכנת העתודה האינטלקטואלית של המדינה.
- **מתן השכלה גבוהה לכל תלמיד שוחר־דעת והשכלה הכשיר לכך**, והענקת הזדמנות שווה ללימודים גבוהים לכל שכבות החברה.
- **קיום מחקר מדעי־בסיסי וישומי** בהיקף נרחב וברמה גבוהה.
- **הכשרת העתודה המדעית** של מערכת ההשכלה הגבוהה והמחקר.
- **הגדלת מספר הסטודנטים, בעיקר במדעי הטבע והטכנולוגיה**, ומתן עדיפות בתקציבי פיתוח מחקר והצטיידות לפיתוח וקידום המדע והטכנולוגיה.
- **פיתוח וקידום המכללות האקדמיות העצמאיות** (הן הכלליות והן הטכנולוגיות).

- **סיוע לסטודנטים.** בשנת הלימודים תשס"ב הגיע מספר מילגות פר"ח לכ־29,500 מלגות.

התקציב הרגיל

התקציב הרגיל של מערכת ההשכלה הגבוהה מיועד למימון הפעילות השוטפת של המוסדות להשכלה גבוהה ומתקבל משלושה מקורות עיקריים:

- **השתתפות ציבורית** — השתתפות הממשלה, המועברת ברובה ישירות לידי המוסדות, ובחלקה כהקצבות ייעודיות למטרות מוגדרות.

- **הכנסות משכר לימוד**

- **הכנסות עצמיות** — תרומות, תקורה ממענקי מחקר והכנסות אחרות.

תקציב הפיתוח

נוסף להשתתפותה בתקציב הרגיל, תשתתף הממשלה בשנת 2003 גם בהשקעות פיתוח של המוסדות להשכלה גבוהה בסכום של כ־108 מיליון ש"ח.

משרד העבודה והרווחה

תקציב משרד העבודה והרווחה לשנת 2003 מסתכם בכ־4.46 מיליארד ש"ח, מזה כ־4.42 מיליארד ש"ח תקציב משרד העבודה והרווחה וכ־46 מיליון ש"ח תקציב יחידת הסמך לעניין העובדים הזרים.

כ־35% מתקציב המשרד מיועדים לתחום עבודה ובכלל זה שירות התעסוקה, וכ־65% מיועדים לתחום רווחה – אגף השיקום, טיפול באדם המפגר, שירותים אישיים וחברתיים ושירותי תקון ונוער מנותק.

דגשים מרכזיים בשנת 2003:

1. הרחבת שירותי רווחה והבטחתם לאוכלוסיות נזקקות.

2. טיפול באוכלוסיות חלשות במסגרות קהילתיות, במקום מסגרות מוסדיות ופנימייתיות, תגבור פתרונות קהילתיים ופיתוחם כתחליף לפתרונות פנימייתיים.

3. טיפול בילדים בסיכון והתמודדות עם תופעת האלימות במשפחה.

4. התמודדות עם הגידול במספר מקבלי הבטחת הכנסה באמצעות קורסים להכשרה מקצועית של דורשי עבודה מקבלי הבטחת הכנסה, תוך התאמת מסלולי הכשרה המקצועית לצורכי המשק ושוק העבודה בהתאם להחלטת הממשלה מספר 2330 מיום 30.7.2002.

5. ייעול פעולות המטה, המינהל והשירותים, ובכלל זה שיפור השירות ללקוחות על־ידי העברת מוסדות ממשלתיים למפגרים ומוסדות ממשלתיים להכשרה מקצועית להפעלה על־ידי גורמים חוץ־ממשלתיים, בהתאם להחלטות הממשלה מספר 677 מיום 2.9.2001 ומספר 2330 מיום 30.7.2002.

6. ריכוז סמכויות ואחריות בעניין עובדים זרים ביחידת סמך נפרדת המוקמת באופן זמני במשרד, בהתאם להחלטות הממשלה מספר 2327 מיום 30.7.2002 ומספר 2469 מיום 8.8.2002.

7. הסמעת תחרות בשירותים שונים של המשרד על־ידי הרחבת השימוש במכרזים תוך הגדרת מדדי איכות ומחיר (למשל, בשירותי השגחה על ילדים במעונות יום חדשים בהתאם להחלטת הממשלה בנושא).

המוסד לביטוח לאומי

הקצבת אוצר המדינה למוסד לביטוח לאומי בשנת התקציב 2003 תסתכם בכ־21.1 מיליארד ש"ח.

הקצבה זו מיועדת בעיקר לנושאים הבאים:

- תשלום קיצבאות במימון של המדינה, בסכום של כ־8.8 מיליארד ש"ח.
- השתתפות המדינה בגבייה, בסכום של כ־11.9 מיליארד ש"ח לפי סעיף 32 לחוק הביטוח הלאומי בענף ילדים, בענף זיקנה ושאירים ובענפים שונים.
- העברות אחרות למוסד לביטוח לאומי, בסכום של כ־400 מיליון ש"ח.

תשלום קיצבאות במימון המדינה

המוסד לביטוח לאומי משלם קיצבאות על־פי חוק ביטוח לאומי, אשר ממומנות – באורח מלא או חלקי – מדמי הביטוח (כגון: קיצבאות זיקנה ושאירים למבוטחים, קיצבאות ילדים, קיצבאות נכות כללית ועוד), וכן קיצבאות (שלא מכספיו), לפי חוקים אחרים או לפי הסכמים מיוחדים עם משרד האוצר. קיצבאות אלה, שכאמור אינן ממומנות מדמי ביטוח לאומי, אלא מתקציב המדינה, מסתכמות בשנת 2003 בכ־8.8 מיליארד ש"ח.

להלן פירוט של עיקרי הקיצבאות שבמימון אוצר המדינה:

הבטחת הכנסה

על־פי "חוק הבטחת הכנסה", מוקנית זכאות לאוכלוסיות מסוימות לקבל השלמה להכנסתן בסכום הנקוב בחוק – וזאת על מנת להבטיח לאוכלוסיות אלו רמת הכנסה בסיסית.

שלוש קבוצות אוכלוסייה זכאיות להבטחת הכנסה:

1. ***אוכלוסייה בגיל העבודה*** – בשנת 2002 חלה עלייה משמעותית נוספת במספר מקבלי הבטחת הכנסה בגיל העבודה, מכ־142 אלף מקבלים בשנת 2001 לכ־157 אלף מקבלים בשנת 2002 (גידול של כ־10%). זאת, בהמשך לעלייה של כ־11% במספר המקבלים בשנת 2001 לעומת שנת 2000. בשנת 2003 צפוי שמספר המקבלים יגיע ל־167 אלף בממוצע חודשי.
2. ***מקבלי קיצבת זיקנה או קיצבת שאירים*** – בשנת 2003 צפוי כי כ־82 אלף זכאים מקרב מקבלי קיצבת

זקנה ועוד כ־32 אלף זכאים מקרב מקבלי קיצבת שאירים (למעט עולים חדשים) יקבלו השלמת הכנסה.

3. **מקבלי קיצבאות זיקנה ושאירים, שלא על־פי חוק הביטוח הלאומי** – לפי הסכם בין המוסד לביטוח לאומי לבין משרד האוצר, ייהנו מקיצבאות זיקנה ושאירים בשנת 2003 כ־98 אלף נפש שאינם מבוטחים בביטוחים אלה – הודות למימון מלא של אוצר המדינה. רובם יקבלו גם השלמת הכנסה, לפי "חוק הבטחת הכנסה".

קיצבאות סיעוד ונכות

אוצר המדינה מממן, על־פי חוק הביטוח הלאומי, 50% מקיצבאות הנכות של "נכים קודמים" (כלומר, אלה שנהיו נכים לפני אפריל 1970). כן מממן אוצר המדינה גימלאות סיעוד, למי שזכאי לגימלה על־פי אמות המידה של חוק הסיעוד – אך איננו מבוטח, כהגדרתו בחוק הביטוח הלאומי.

בהתאם להסכם עם המוסד לביטוח לאומי, מממן אוצר המדינה גם קיצבאות סיעוד ונכות לעולים חדשים (לפי חוק הביטוח הלאומי, זכאי עולה חדש לקיצבת סיעוד רק בתום שנה להימצאו בארץ, ולקיצבת נכות רק בתום שנתיים; את הקיצבאות לעולים הנמצאים בארץ תקופה קצרה יותר מממן אוצר המדינה).

קיצבאות והטבות למוגבלים בניידות

הסכם בין המוסד לביטוח לאומי לבין משרד האוצר מזכה כ־21 אלף נכים ב"קיצבאות ניידות", במימון אוצר המדינה, כהשתתפות בתחזוקת רכב. כן זכאית אוכלוסייה זו, אחת למספר שנים, להלוואה עומדת (במימון המדינה) לרכישת רכב.

בעקבות השינויים שחלו בהסכם הניידות בתחילת שנת 2000, נוצר צורך להגדיל בכ־425 מיליון ש"ח את הסעיפים הנוגעים למימון התשלומים בהסכם זה.

בשנת 2003 צפויה ההוצאה מכוח הסכם הניידות לעמוד על כ־685 מיליון ש"ח.

אוכלוסיות מיוחדות

אוצר המדינה מממן גם גימלאות שמשלם המוסד לביטוח לאומי לאוכלוסיות מיוחדות, על־פי חוקים שונים. גימלאות אלה שבמימון אוצר המדינה, משולמות לאסירי ציון, לנפגעי פעולות איבה, כדמי מזונות לנשים הזכאיות למזונות, כדמי פגיעה וכגימלאות נכות למי שנפגעו במהלך פעולות התנדבות, כמענקי לימודים למשפחות חד־הוריות ולמשפחות ברוכות ילדים וכתגמולים ל"נפגעי עירוי דם" ו"נפגעי התקרנות".

השתתפות המדינה במימון ענפי ביטוח ילדים, זיקנה, שאירים וענפים אחרים

על־פי סעיף 32 לחוק ביטוח לאומי, משתתף אוצר המדינה בכ־11.9 מיליארד ש"ח בענף ילדים, בענף זיקנה ושאירים ובענפים אחרים. ההשתתפות נקבעת באחוזים מסך הגבייה באותם ענפים, כדלקמן:

ענף ילדים

בענף הילדים השתתפות המדינה היא 160% מהגבייה, ותסתכם בשנת 2003 בכ־8.7 מיליארד ש"ח.

ענף זיקנה ושאירים

בענף זיקנה ושאירים ההשתתפות היא 15% מהגבייה, ותסתכם בשנת 2003 בכ־1.7 מיליארד ש"ח.

ענפים אחרים

ההשתתפות בענפי הביטוח האחרים היא בשיעור של 6.41% מהגבייה ממעסיקים ו־5.32% מהגבייה מעצמאים, ותסתכם בשנת 2003 בכ־1.5 מיליארד ש"ח.

גימלאות המוסד לביטוח לאומי בשנת 2002

בשנת התקציב 2002 הגיע היקף תשלומי ההעברה, באמצעות הביטוח הלאומי לכ־44.7 מיליארד ש"ח (ללא תגמולי שירות מילואים).

שני הענפים הגדולים ביותר בביטוח לאומי הם ענף זיקנה ושאירים וענף נכות כללית. התשלומים בענף זיקנה ושאירים הגיעו בשנת 2002 לכ־15.7 מיליארד ש"ח (כ־35% מכלל ההוצאה) ובענף נכות כללית לכ־6.9 מיליארד ש"ח (כ־15.4% מההוצאה).

שיעור ההוצאה בשנת 2002 על הענפים האחרים, מכלל התשלומים, הוא: ילדים – 14.5%; אבטלה – 8.1%; נפגעי עבודה – 6.4%; הבטחת הכנסה לאוכלוסייה בגיל העבודה – 8.4%; אימהות – 6.1%; סיעוד – 5.3%.

זכאים לגימלאות המוסד לביטוח לאומי בשנת 2002
(באלפים)

הענף	מספר המקבלים
זיקנה ושאירים	698
מתוכם: מקבלי השלמת הכנסה	205
ילדים (משפחות)	936
נכות כללית	149
נפגעי עבודה – דמי פגיעה	61
נפגעי עבודה – גימלאות נכות	23
הבטחת הכנסה (ממוצע חודשי)	156
אימהות (מענק לידה)	131
סיעוד	112
אבטלה	110

מקור: אגף התקציבים, משרד האוצר.

הכנסות המוסד לביטוח לאומי

הכנסות הביטוח הלאומי בגין הענפים הביטוחיים נחלקות בעיקר בין שלושה גורמים (לא כולל סיבסוד, הסמון בתשלומי ריבית על השקעות): דמי ביטוח מהציבור, השתתפות אוצר המדינה בגבייה והקצבות אוצר המדינה לענפי זיקנה ושאירים, ילדים וענפים אחרים (על־פי סעיף 32 לחוק הביטוח הלאומי).

התפלגות ההכנסות של המוסד לביטוח לאומי לפי מקורות[1]
בשנת 2002
(במיליוני ש"ח ובאחוזים)

מקור ההכנסה	הסכום (במיליוני ש"ח)	אחוז מסך הכול
דמי ביטוח מהציבור	23,390	53
השתתפות האוצר בענף זיקנה ושאירים, בענף ילדים ובענפים אחרים על־פי סעיף 32 לחוק	11,890	27
מימון קיצבאות לא ביטוחיות	8,800	20
סך הכול	44,080	100

מקור: אגף התקציבים, משרד האוצר.

הערה ללוח:

(1) לא כולל ריבית על השקעות המוסד לביטוח לאומי.

תגמולים לנכים

תקציב ההוצאה לתגמולים לנכים בשנת 2003 מסתכם בכ־1.8 מיליארד ש"ח.

הלישכה לשיקום נכים במשרד האוצר היא היחידה האחראית לתשלום תגמולים לנכים. נכים המקבלים גימלה מהלישכה הם נכי המלחמה בנאצים, שלחמו בנאצים במלחמת העולם השנייה, ונכי רדיפות הנאצים – ניצולי שואה. בארץ חיים כ־9,500 נכי מלחמה בנאצים הזכאים לגימלה וכ־41,700 נכי רדיפות הנאצים הזכאים לגימלה.

בעקבות העלייה מחבר העמים עלה מספרם של נכי המלחמה בנאצים הזכאים לתגמולים – מ־4,300 נכים בשנת 1990 לכ־9,500 נכים כיום. בשנת 1995 אישרה הכנסת תיקון בחוק נכי רדיפות הנאצים, שאיפשר הגשת תביעות על־ידי מי שלא הגיש תביעות בעבר. תיקון נוסף בחוק הוכנס בשנת 1998, אשר ביטל לחלוטין את מיגבלת הזמן להגשת תביעות חדשות, ובשנת 2001 אושר בכנסת תיקון שאיפשר להגיש תביעות גם לכל מי ששהה על אדמת גרמניה ביום 1 בינואר 1947. בעקבות התיקונים הללו, עלה מספרם של נכי רדיפות הנאצים הזכאים לתגמולים מכ־21,300 בשנת 1995 לכ־41,700 כיום.

התגמולים לנכי המלחמה בנאצים ונכי רדיפות הנאצים:

נכי המלחמה בנאצים ונכי רדיפות הנאצים מקבלים תגמולים בשלוש רמות שונות:

- **תגמול "רגיל"**
  נקבע על־סמך אחוז נכותו הרפואית של הנכה. התגמול לנכה מלחמה בנאצים נע בין 327 ש"ח לבעל 10% נכות, לבין 3,270 ש"ח לבעל 100% נכות. התגמול לנכה רדיפות הנאצים הוא בסך 1,014 ש"ח לבעל 25% נכות ובסך 4,057 ש"ח לבעל 100% נכות.

- **תגמול ל"נזקק"**
  התגמול ניתן לנכים מיעוטי הכנסה, אשר אחוזי נכותם הרפואית נמוכים מ־50%. גובה התגמול נע בין 3,320 ש"ח לנכה בעל 10% נכות, לבין 3,781 ש"ח לנכה בעל 49% נכות. כל הכנסה שיש לנכה ממקור אחר מנוּכָּה מתגמול זה.

- **תגמול ל"נצרך"**
  ניתן לנכים מיעוטי הכנסה, אשר אחוזי נכותם הרפואית גבוהים מ־50%. גובה התגמול לנצרך הוא 6,325 ש"ח. כל הכנסה שיש לנכה ממקור אחר מנוּכָּה מתגמול זה.

אלמנת נכה מלחמה בנאצים או אלמנת נכה רדיפות הנאצים, זכאית לגימלה לאחר מות בן זוגה. משך זמן קבלת הגימלה וגובהה נקבע על סמך סוג התגמול שקיבל הנכה (רגיל, נזקק או נצרך). אלמנות נכים, אשר

קיבלו גימלה רגילה, זכאיות לקבל אותה גימלה במשך 36 חודשים נוספים מיום פטירת הנכה. אלמנת נזקק, או אלמנת נצרך, תמשיך לקבל אותה גימלה לכל ימי חייה.

המשרד לענייני דתות

תקציב המשרד לענייני דתות מסתכם בכ־1.54 מיליארד ש"ח.

פעולות עיקריות

שירותי דת יהודיים

שירותי דת יהודיים ניתנים באמצעות 139 מועצות דתיות הפועלות בתחום הרשויות המקומיות. ברשויות המקומיות (מועצות מקומיות ומועצות אזוריות) שבהן אין מועצה דתית ניתנים שירותי הדת על־ידי רבנים, שוחטים ובלניות במקוואות טהרה.

תקציב המועצות הדתיות מורכב מהפרש בין ההוצאות המאושרות להכנסות של המועצות הדתיות. על־פי חוק שירותי הדת היהודיים תקציב המועצות הדתיות מכוסה כדלהלן: 40% על־ידי משרד הדתות ו־60% על־ידי הרשויות המקומיות. שירותי דת בהתיישבות מתוקצבים על־ידי המשרד לענייני דתות במלוא עלות השכר של המשרתים בקודש.

תמיכות

המשרד פועל לעידוד לימוד תורה. במסגרת זו קבע המשרד מבחנים למתן תמיכה למוסדות תורניים. התמיכות ניתנות למוסדות על־פי תעריף לתלמיד. בשנת תשס"א ניתנה תמיכה לכ־220 אלף תלמידים הלומדים במוסדות תורניים.

המשרד מתקצב מענקים להבטחת הכנסה לאברכי כוללים, אשר תורתם אומנותם, בהתאם למבחני הכנסה ורכוש. בשנת תשס"ב ניתנו מדי חודש כ־10,000 מענקים להבטחת הכנסה.

שירותי דת לעדות לא־יהודיות

המשרד מספק שירותי דת לבני הדתות השונות החיים בישראל. עד שנת 2001 הפעיל המשרד גם את בתי הדין השרעיים והדרוזיים, אולם שירותים אלו עברו למשרד המשפטים.

תקציבי פיתוח

מבני דת – בשנת התקציב 2003 תימשך השתתפות המשרד בבניית מקוואות ובתי־כנסת.

התקציב למבני דת מנוהל על־ידי ועדה בין־משרדית, שבה לוקחים חלק משרד הדתות, משרד הפנים ומשרד השיכון. הוועדה גם קובעת אמות־מידה לחלוקת תקציבי פיתוח.

בתי עלמין – בשנת התקציב 2003 ימשיך המשרד לשים דגש על פיתוח ותחזוקה של בתי עלמין ברחבי הארץ תוך מציאת פתרונות קבורה עתידיים – קבורה בקומות ומתן מענה לקבורה חלופית.

מבני דת לעדות לא־יהודיות

בשנת התקציב 2003 יסייע המשרד בפיתוח מבני דת (בתי עלמין ובתי תפילה) לעדות לא־יהודיות: מוסלמים, נוצרים ודרוזים.

קליטת עלייה

המשרד פועל לקליטתם הרוחנית בישראל של עולים ושל גרים באמצעות תיקצוב המועצות הדתיות. המשרד גם מתקצב אירגונים הפועלים בתחום קליטתם הרוחנית של עולים.

יחידות סמך

הרבנות הראשית לישראל ובתי הדין הרבניים פועלים כיחידות סמך של המשרד לענייני דתות.

בין תפקידיה של הרבנות הראשית: פיקוח על הכשרות, מתן הסמכה לדיינים ולרבנים ושמירת קשר עם קהילות ישראל בתפוצות.

בתי הדין הרבניים פועלים כחלק מהמערכת השיפוטית של מדינת ישראל והם בעלי סמכות שיפוט ייחודית בענייני נישואין וגירושין של יהודים. בתי הדין הרבניים דנים גם בדיני ממונות, בהסכמת שני הצדדים.

משרד הבריאות

התקציב הרגיל של משרד הבריאות לשנת 2003 מסתכם (ברוטו) בכ־15.59 מיליארד ש"ח ותקציב הפיתוח בעוד כ־255.4 מיליון ש"ח (ברוטו). תקציב בתי־חולים ממשלתיים כלליים לשנת 2003 מסתכם בכ־5.27 מיליארד ש"ח.

התקציב הרגיל

הפעילות בתקציב הרגיל של משרד הבריאות בשנת 2003 ממומנת מהמקורות הבאים (במיליארדי ש"ח):

תקציב נטו	כ־14.06
הוצאה מותנית בהכנסה	כ־1.53
סך־הכול (ברוטו)	**כ־15.59**

שיא כוח־אדם בתקציב הרגיל לשנת 2003 הוא 8,410.5 תקנים.

תקציב בתי־חולים ממשלתיים כלליים (מפעלים עיסקיים) מסתכם בכ־5.27 מיליארד ש"ח. שיא כוח־אדם בתקציב לשנת 2003 הוא 17,197.5 תקנים.

תקציב פיתוח

הפעילות בתקציב פיתוח של משרד הבריאות בשנת 2003 ממומנת מהמקורות הבאים (במיליוני ש"ח):

תקציב נטו	185.4
השתתפות בתי־חולים	43.9
הכנסה מגורמי חוץ	24.5
הכנסה מביטוח לאומי	1.6
סך־הכול (ברוטו)	**255.4**

שינויים בתקציב הבריאות

קביעת עלות הסל לקופות־חולים

חוק ביטוח בריאות ממלכתי קובע, כי על הממשלה לממן את ההפרש שבין עלות הסל לקופות־חולים (כפי שנקבע בצו של שר הבריאות ושר האוצר ואושרה על־ידי ועדת העבודה והרווחה), בניכוי ההכנסות העצמיות הנורמטיביות של קופות־חולים, לבין גביית מס בריאות על־ידי המוסד לביטוח לאומי. לפיכך, בתקציב משרד הבריאות לשנת 2003 נכלל סכום של כ־9.55 מיליארד ש"ח לצורך השלמת מימון עלות סל שירותי הבריאות של קופות־חולים, שתעמוד על סך של כ־21.38 מיליארד ש"ח במחירי מדד יוקר הבריאות לשנת 2001. עלות זו מבטאת גידול ריאלי של עלות הסל בסך של 405 מיליון ש"ח במחירי 2001.

אישפוז סיעודי

בתקציב לשנת 2003 הוגדל תקציב אישפוז סיעודי בכ־66 מיליון ש"ח (ברוטו). תוספת זו נועדה למנוע גידול בתור הממתינים, בד בבד עם השארת האחריות לאישפוז סיעודי בידי הממשלה.

פיתוח והגדלת היצע השירותים הרפואיים לשנת 2003

בשנת 1998 הוחל בתכנון ובביצוע של תוכנית רב־שנתית לתוספת מיטות אישפוז כללי בשנים 2003-1998, כדי לתת מענה לגידול בביקוש, הנובע מגידול האוכלוסייה בישראל ומהזדקנותה. במסגרת תוכנית זו נוספו במהלך שנת 2000 – 184 מיטות חדשות ועוד 227 מיטות נוספו בשנת 2001. בנוסף, צפויה הוספתן של 157 מיטות אישפוז בשנים 2004-2003.

שיקום נכי־נפש בקהילה

בתקציב משרד הבריאות לשנת 2003 הוגדל התקציב לנושא שיקום נכי־נפש בכ־35 מיליון ש"ח. תוספת זו נועדה לשפר את איכות חייהם, את תפקודם ואת רווחתם של נכי־נפש בקהילה.

במסגרת התוכנית יושם דגש על תגבור המערכת הטיפולית והמערכת השיקומית במסגרת הקהילה, הכוללת רצף שירותים קהילתיים, כגון: דיור מוגן, הוסטלים ותעסוקה מוגנת.

תוכנית זו תספק השלמה לצרכים הטיפוליים והשיקומיים של חולי נפש, בהתאם לחוק שיקום נכי־נפש בקהילה. התוכנית גם תספק תחליף הולם, מקצועי ויעיל בקהילה לחלק מנכי־נפש, המאושפזים בבתי־חולים פסיכיאטריים.

עלות סל שירותי בריאות לשנת 2003

חוק ביטוח בריאות, קובע שיטת עידכון לעלות סל השירותים וזאת בהתאם למדדים, המעוגנים ביום בתוספת החמישית לחוק. בסעיף 9 לחוק ניתנה סמכות שבשיקול דעת לעדכן את עלות הסל לקופות־חולים בשל השינויים הדמוגרפיים שחלו באוכלוסייה. השינויים הדמוגרפיים ומרכיב התייעלות צריכים להישקל בצד שינויים אחרים, שיש להם השפעה ממתנת על ההוצאה של מערכת הבריאות. שיפורים טכנולוגיים והוספת תרופות, המרחיבים את סל השירותים שבחוק, צריכים להישקל בהתחשב ביכולת המשק ובסדרי העדיפויות בתקציב המדינה.

בשנים האחרונות הגדילה הממשלה את עלות הסל באופן ריאלי, תוך הפעלת שיקול דעת אל מול מציאות משתנה ולאחר בחינת כל השיקולים המתבקשים.

כדי לקבוע את עלות סל הבריאות לשנת 2002, הגיעו שר הבריאות ושר האוצר להסכמה לגבי הדרך שבה תעודכן עלות סל השירותים לשנים 2004-2002 וזאת כדי לאפשר לקופות־חולים תכנון תקציבי ארוך־טווח שיאפשר להן לספק שירותי בריאות, בהתאם להוראות החוק.

להלן עיקרי ההסכמה:

1. להעמיד את עלות הסל לקופות־חולים לשנת 2002 על סך של כ־20.5 מיליארד ש"ח במונחי מדד יוקר הבריאות הממוצע לשנת 2000. עלות זו משקפת גידול בבסיס עלות הסל בסך 195 מיליון ש"ח, תוספת בגין טכנולוגיה בסך 146 מיליון ש"ח וכן סכום נוסף של 347 מיליון ש"ח בגין שינויים דמוגרפיים.

2. נקבע כי בשנים 2004-2002 יועמד סכום של 200 מיליון ש"ח, במונחי מדד המחירים הממוצע לצרכן לשנת 2001, כתמיכה בקופות־חולים, שיצטרכו לעמוד ביעדי ההוצאה שייקבעו בהסכמים בינן לבין הממשלה.

3. נקבע כי בשנים 2004-2002 יועמד סכום של 150 מיליון ש"ח במונחי מדד המחירים הממוצע לשנת 2001 כנגד הפחתה של הקופות בגירעון הצָבוּר שלהן, בשיעור שלא יפחת מ־5% בכל שנה.

4. נקבע כי בכל אחת מהשנים 2004-2003 תעודכן עלות הסל, בשל שינויים דמוגרפיים ובהתחשב בהתייעלות הנדרשת, בשיעור של 1.75%.

5. ייקבעו בהסכמים בין הממשלה לקופות־חולים יעדי ההוצאות לכל אחת מן השנים 2004-2002.

בהתאם לעקרונות הנ"ל תעמוד בשנת 2003 עלות הסל לקופות החולים על סך של כ־21.38 מיליארד ש"ח, במחירי 2001.

עידוד התייעלות במערכת הבריאות

היסכון בעלויות אחריות מקצועית במערכת הרפואה הציבורית

בשנים האחרונות עלתה ההוצאה של בתי החולים הציבוריים הכלליים בתשלום פרמיות לביטוח אחריות מקצועית ובתשלום סכומי תביעות, בעשרות אחוזים. הגידול בהוצאה משותף לבתי־חולים ממשלתיים, לבתי־חולים של שירותי בריאות כללית ולבתי־חולים ציבוריים כלליים אחרים. גידול זה בהוצאות נובע מגידול בהיקף התביעות, מגידול בסכומי הפיצויים הנפסקים בבתי המשפט וכן מהעובדה כי אין קיימת תחרות בשוק הביטוח מפני רשלנות רפואית.

מכיוון שהמערכת הציבורית פועלת במסגרת משאבים מוגבלת, נוצר מצב שבו תשלום פיצוי גבוה למי שקמה לו עילת תביעה כנגד המערכת הציבורית בא על חשבון הסכומים המוקצים לטיפול רפואי. לפיכך, החליטה הממשלה להקים צוות בינמשרדי שיגבש הצעת חוק שתביא להקטנת ההוצאה בגין תביעות שעילתן אופן מתן טיפול רפואי בידי ספקי שירותי בריאות ציבוריים.

כמו כן, הטילה הממשלה על שר הבריאות ועל שר האוצר לבוא בדברים עם קופות חולים שבבעלותן בתי־חולים ציבוריים־כלליים ועם בתי חולים ציבוריים־כלליים, על מנת לבחון חלופות לביטוח משותף ולניהול סיכונים משותף לכלל בתי־חולים ציבוריים־כלליים במדינת ישראל, בתחום האחריות המקצועית.

העברת מיטות גריאטריות סיעודיות לתפעול הסקטור הפרטי

למעלה מ־90% ממיטות האישפוז הגריאטריות הסיעודיות במדינת ישראל מופעלות באמצעות הסקטור הפרטי והציבורי הלא־ממשלתי. לסקטור הפרטי והציבורי ניסיון רב בתפעול מיטות גריאטריות, תוך ניצול משאבים יעיל ומתן שירותים ברמה גבוהה. כמו כן, מחירם של שירותי האישפוז הגריאטריים במוסדות הפרטיים והציבוריים נמוך בכ־56% ממחיר יום אישפוז במערכת הממשלתית.

הממשלה החליטה, אפוא, להטיל על שר הבריאות להעביר הפעלתן של מיטות גריאטריות סיעודיות, הפועלות כיום במוסדות גריאטריים ממשלתיים, לסקטור הפרטי והציבורי. בהתאם להחלטת הממשלה, עד ליום 1.8.2003 תחדל הממשלה מלהפעיל מיטות גריאטריות סיעודיות בשלושה מן המוסדות הגריאטריים הממשלתיים ואילו עד ליום 1.8.2004 תחדל הממשלה מלהפעיל מיטות גריאטריות סיעודיות.

שיפור גבייה במגן דוד אדום

מגן דוד אדום מספק לאזרחי מדינת ישראל ולגופי בריאות שירותי פינוי באמבולנסים ובניידות טיפול נמרץ. בשל מאפייני הפעילות המיוחדים של מגן דוד אדום מתקשה האגודה בגביית תשלומים בגין

שירותים שהיא מספקת. בהתאם לדוחות הכספיים של מגן דוד אדום, היקף החובות האבודים בגין תשלומים בעד שירותי חירום עומד על כ־20%. הממשלה החליטה אפוא לתקן את חוק מגן דוד אדום התש"י-1950 ולקבוע כי האגודה תיגבה בעבור השירות שהיא מגישה אגרות, אשר ייגבו בהליכים הקבועים בפקודת המיסים (גבייה). מהלך זה ישפר את יכולתו של מגן דוד אדום לגבות הכנסות.

המשרד לקליטת העלייה

תקציב המשרד לקליטת העלייה לשנת 2003 מסתכם בכ־1.5 מיליארד ש"ח.

קליטת העלייה היא אחד היעדים המרכזיים של מדינת ישראל מיום הקמתה והיא ניצבת גבוה בסולם העדיפות של הממשלה הנוכחית.

בין השנים 1989-2002 הגיעו לישראל כ־1.1 מיליון עולים. התקציב לשנת 2003 מבוסס על תחזית של 26,000 עולים מארצות מצוקה, לא כולל עולים מאתיופיה.

הצעת התקציב לשנת 2003 כוללת את היעדים הבאים:

פעולות קליטה בקהילה ושילוב תרבותי

העמקת הקליטה בקהילה והעצמת השילוב החברתי, תוך חשיפת המיפגש התרבותי־חברתי וההשפעה ההדדית שבין קהילת העולים הנקלטת לבין החברה הישראלית הקולטת, הבלטת התכנים האזרחיים והדמוקרטיים בחברה הישראלית, הסברת התרבות והמסורת היהודית והשילוב ביניהם.

אולפנים, סטודנטים וצעירים

הנחלת הלשון העברית באיכות ובמהירות רבה ככל האפשר, כבסיס לקליטה תעסוקתית ותרבותית מהירה.

שיפור היכולת של הסטודנטים העולים להתמודד עם הקשיים בלימודים בשנת הלימודים הראשונה ככלל, ולקבוצות מארצות מוצא מוגדרות בפרט.

קידוב רעיון השירות הצבאי לבני נוער לקראת גיוס כבסיס לתהליך קליטה טוב יותר. פיתוח קבוצות מנהיגות וקצונה בקרב הנוער העולה כמובילים בתהליך הסוציאליזציה.

צמצום התופעה שבה נוער עולה נמצא על גבול הסיכון והניכור מול בני גילו הוותיקים.

תעסוקה, יזמות עיסקית וסיוע למדענים

שידרוג תעסוקת העולים בכלל והמהנדסים, הנדסאים והטכנאים בפרט, במגמה להביאם לשיא יכולת מיצוי הפוטנציאל המקצועי שלהם.

שיכלול ועידון כלי האבחון, ההכוון וההשמה של המשרד, כדי להבטיח קליטה טובה, נכונה ויציבה לאורך זמן.

פיתוח תחומים נוספים ורשת עסקים חדשים, ביסוס העסקים הקיימים ושידרוג סל ההדרכה והתמיכה ליזם העולה, באמצעות המרכזים לטיפוח יזמות. יצירת 2,500 מקומות עבודה לעולים אשר ייקלטו בעסקים אלה.

מימוש, ככל האפשר, של הפוטנציאל המדעי הגלום בעלייה וניתובו לאפיקים מתאימים, כדי להבטיח קליטה אישית טובה של המדען, תוך העצמת היכולות המחקריות והטכנולוגיות של המדע בישראל.

דיור

פיתוח חשיבה וכלים חדשים במסלולי הדיור השונים, אשר יקלו על תהליך קליטת העולים בארץ ויביאו למציאת מאגר פתרונות דיור לאוכלוסיות העולים.

קליטת יוצאי אתיופיה

היערכות לקליטה עתידית של בני העדה בשנת 2003, בשיתוף פעולה עם הסוכנות היהודית ומשרדי ממשלה אחרים.

המשך פיתוח המגמה של סיוע מועדף לעולי אתיופיה בתהליך קליטתם בארץ. זיהוי, איתור ופיתוח תחומי פעילות בתעסוקה, הכשרה וקליטת הקבע בשכונות.

במהלך שנת 2003 יעשה המשרד מאמץ על מנת להוציא מספר רב של משפחות ממרכזי קליטה למגורי קבע.

סיוע ישיר לעולים

הפעלת כלים כספיים ומקצועיים, שיאפשרו לעולים לתפקד בצורה נאותה, ככל האפשר, בתהליכי הקליטה הישירה: סל קליטה, הלוואות סל קליטה ומענק המכס.

משרד הפנים

תקציב משרד הפנים לשנת 2003 מסתכם בכ־5 מיליארד ש"ח בהוצאה, כ־530 מיליון ש"ח בהרשאה להתחייב וכ־18 מיליון ש"ח בהוצאה מותנית בהכנסה (תקציב רגיל, רשויות מקומיות ופיתוח, ללא מימון מפלגות).

הדגשים בתקציב 2003

1. רשויות מקומיות

במהלך שנת 1997 הגיעו משרד הפנים ומשרד האוצר לסיכום בדבר שינוי כללי הפעולה בתחום הרשויות המקומיות. הסיכום בא להסדיר את הבעיות התקציביות המתמשכות בשלטון המקומי.

במסגרת הסיכום התבצעו במהלך השנים 2002-1998 הסדרי הבראה לרשויות מקומיות. תוכניות ההבראה יימשכו גם בשנת 2003. הסיכום האמור כלל, בין היתר, את המרכיבים הבאים:

א. הבטחת איזון שוטף בתקציב הרשויות המקומיות, זאת באמצעות טיפול בחריגות שכר, צמצום הוצאות והעמקת הגבייה. השגת יעד זה תמנע היווצרות של גירעונות חדשים בעתיד ותבטיח כי רמת הפעילות של הרשויות המקומיות תתבסס על רמת הכנסותיהן בפועל.

ב. בד בבד עם איזון התקציב השוטף מבצעות הרשויות המקומיות פעולות הבראה, שיביאו להקטנת הגירעון הנצבר שלהן וזאת, בין היתר, גם בדרך של מיצוי גביה ומימוש נכסים. במקביל, העמידה הממשלה מקורות תקציביים משלימים להקטנת הגירעון הנצבר.

ג. לצורך מימוש צעדי ההבראה נקבע כי משרד הפנים יקבל תוספת תקציב בהיקף של מיליארד ש"ח (במחירי 1997) על פני שלוש שנות תקציב – 300 מיליון ש"ח בשנת 1997, 500 מיליון ש"ח בשנת 1998 ו־200 מיליון ש"ח בשנת 1999. כמו כן נקבע כי תקציב מענק האיזון יתוגבר בהיקף של 160 מיליון ש"ח בשנת 1998 ו־160 מיליון ש"ח בשנת 1999 (במחירי 1997). לסכומים אלו היתוספו בשנים 2002-1999 עוד כמיליארד ש"ח לתוכניות ההבראה ברשויות המקומיות.

במסגרת דיוני הממשלה על המדיניות הכלכלית לשנת 2003 התקבלו החלטות בתחום הרשויות המקומיות. החלטות אלו באו בהמשך למדיניות הממשלה בדבר שינוי כללי הפעולה ברשויות המקומיות. השינויים שלהלן אמורים להסדיר את הבעיות התקציביות המתמשכות בשלטון המקומי:

בהמשך להסכמתם של שר האוצר ושל שר הפנים לקביעת כללים להטלת ארנונה על מוסדות פטורים

לפי פקודת מסי עיריה ומסי ממשלה, (פטורין), 1938, (להלן הפקודה) במסגרת חוק ההסדרים לשנת 2000, הוחלט כי החל משנת 2006 תשולם בגין הנכסים הפטורים מארנונה לפי סעיפים 4 ו־5 לפקודה, ארנונה בשיעור של 33% מהארנונה המשולמת בגין נכסים בעלי סיווג מתאים או דומה, ובאין סיווג כאמור, ארנונה בשיעור של 66% מן התעריף הנמוך ביותר ברשות המקומית. במהלך השנים 2005-2003 יועלה בהדרגה שיעור החיוב. החלטה זו תחזק את בסיס ההכנסות של הרשויות המקומיות מארנונה, תמנע הפליה בין מוסדות דומים באופיים ותגרום למוסדות השונים להפנים את מחיר השימוש בנכס.

לאור התפתחות שיטות מימון שתות המקבילות באופיין ללקיחת אשראי, הוחלט לתקן את חוק יסודות התקציב באופן בו תיתוסף להגדרת האשראי התקשרות בין הרשויות המקומיות או תאגידים עירוניים לבין גורמים מן הסקטור הפרטי לביצוע מיזמים ארוכי טווח, כך שהתקשרויות מסוג זה יהיו טעונות אישורם של שר הפנים ושל שר האוצר. מהלך זה עשוי למנוע התחייבויות ארוכות־טווח של הרשויות המקומיות תוך הקשחת תקציבן ויצירת בעיות תקציביות בעתיד.

2. תכנון פיזי

בשנים האחרונות התמקדה פעילות הממשלה בנושא התכנון בהכנת תוכניות מיתאר ארציות כוללניות ונושאיות, בהכנת תוכניות מיתאר מחוזיות ובהגדלת המלאי התכנוני המיועד לבנייה למגורים, כל זאת תוך חתירה לקיצור ולייעול הליכי התכנון.

במסגרת זו מקודם אישורה של תמ"א 35 – תוכנית מיתאר ארצית לבנייה ולפיתוח, שצפוי כי תאושר במהלך שנת 2003 ואשר תיתן מענה לצורכי המשק עד לשנת 2020.

בנוסף לקידום הליכי אישורה של תמ"א 35 עוסק מינהל התכנון הפיסי, בשיתוף משרדי הממשלה הרלוונטיים, בקידום תוכניות מיתאר ארציות נושאיות, כגון תוכנית המיתאר להולכת גז טבעי (תמ"א 37 ב'), תוכנית מיתאר ארצית למשק המים (תמ"א 34), תוכנית מיתאר ארצית למסילת ברזל לירושלים (תמ"א 16/23א) תוכנית מיתאר לחיזוק מבנים כחלק מההיערכות לרעידות אדמה (תמ"א 38) וכיר"ב; וכן בקידום תוכניות מיתאר מחוזיות למחוזות משרד הפנים, תוכניות מיתאר מחוזיות חלקיות, ותוכניות מיתאר מקומיות.

בהתאם לנתוני מינהל התכנון, למרביתם של מחוזות משרד הפנים והרשויות המקומיות, אין תוכנית מיתאר תקפה. כתוצאה מכך, נוצר מצב שבו מרבית התוכניות הנקודתיות, לרבות תוכניות רחבות היקף, חורגות מתוכנית מיתאר מקומית או מחוזית ועל כן הן חייבות את אישורן של הוועדה המחוזית והמועצה הארצית.

מצב עניינים זה מטיל עומס על מוסדות התכנון ומחייב אותן להקדיש את עיקר זמנן לדיון בתוכניות נקודתיות, במקום קידום תוכניות מיתאר כוללות.

עיקרי השינויים בתחום התכנון הפיזי הן:

בהתאם למדיניותה של הממשלה להביא לייעולם ולקיצורם של הליכי תכנון ובנייה, היא החליטה (החלטה מס' 2353 והחלטה מס' 2355, מיום 30 ביולי 2002), לתקן את חוק התכנון והבנייה בהתאם לעקרונות המפורטים להלן:

א. ייעול עבודת הוועדה לקרקע חקלאית ושטחים פתוחים

בהתאם לתוספת השלישית לחוק התכנון והבנייה, לפני אישורה של תוכנית החלה על קרקע חקלאית נדרש אישורה של הוועדה לקרקע חקלאית ושטחים פתוחים.

חלק ניכר מן התוכניות המובאות לאישורה של הוועדה, הן תוכניות מיתאר מקומיות או תוכניות מיתאר מפורטות המקיימות הוראות תוכנית, אשר אושרה בעבר על־ידי הוועדה. כדי לייעל הקצאתן של תשומות הזמן העומדות לרשותה של הוועדה, החליטה הממשלה כי אישור תוכנית החלה על קרקע חקלאית, לא יחייב אישור של הוועדה, אם התוכנית מקיימת את כל הוראותיה של תוכנית מיתאר מחוזית, אשר אושרה על־ידי הוועדה.

ב. מינוי חוקר

במקרים רבים, מוגשות עשרות התנגדויות לתוכניות המופקדות על־ידי מוסדות התכנון. ריבוי ההתנגדויות, כמו גם הצורך להתייחס לכל התנגדות (למעט התנגדויות בעלות אופי דומה) מטיל עומס על מוסדות התכנון וגורם לעיכוב בלוחות הזמנים הקבועים בחוק לדיון בהתנגדויות.

אי לכך, החליטה הממשלה כי לצורך הדיון בהתנגדויות, ייעזרו מוסדות התכנון בחוות דעת של חוקר, אשר במסגרתה יוצגו תמצית ההתנגדויות והמלצות החוקר לגביהן.

החוקר ימונה על־ידי יו"ר מוסד התכנון, מיד עם קבלת ההחלטה בדבר הפקדת התוכנית והוא יידרש להגיש את המלצותיו למוסד התכנון, תוך 60 ימים מיום שהסתיימה התקופה להגשת התנגדויות, כאשר התוכנית היא תוכנית מיתאר מקומית או תוכנית מפורטת, ותוך 120 יום כאשר התוכנית היא תוכנית מיתאר מקומית החלה על מרחב התכנון כולו.

ג. היוועצות בגורמים מקצועיים

ככלל, קודם העברתה של תוכנית לדיון במוסדות התכנון, היא מועברת למשרדי הממשלה ולגופים ציבוריים שונים לצורך קבלת חוות דעתם.

במקרים רבים, חוות דעת אלה אינן מועברות בפרק זמן סביר ובעקבות כך חלים עיכובים בהליכי הדיון בתוכנית. לאור תופעה זו, החליטה הממשלה כי חוות דעת שאינן מועברות בפרק זמן סביר, לא יהוו עילה לעיכוב הדיון בתוכנית וחוות הדעת תישמע בעת הדיון בהתנגדויות לתוכנית. מוסד התכנון יוכל לפנות במקרים אלה ליועץ חיצוני ולבקש את חוות דעתו.

ד. **תשלום אגרה בגין הגשת התנגדויות**

חלק ניכר מההתנגדויות המוגשות למוסדות התכנון הן התנגדויות "משוכפלות", לדוגמה יחיד או גוף המתנגד לתוכנית, משכנע בעלי עניין נוספים להגיש התנגדות זהה להתנגדות המוגשת על ידו.

מאחר והגשת התתנגדות אינה כרוכה בעלות כלשהי, מוגשות למוסד התכנון, עשרות ואף מאות התנגדויות זהות במהותן, המאלצות את מוסד התכנון להקדיש תשומות זמן ניכרות לצורך הטיפול בהתנגדויות.

לאור האמור, החליטה הממשלה לגבות אגרה סמלית על הגשת התנגדויות. יישום ההחלטה צפוי לייעל את תהליך הגשתן של התנגדויות למוסדות התכנון.

ה. **תשלום אגרה בגין הגשת תביעת פיצויים לוועדות הערר**

אם בעלי מקרקעין נפגעו על־ידי תוכנית מקרקעין הגובלת בתוכנית או הכלולה בתחומה, זכאים בעלי המקרקעין לפיצוי מהוועדה המקומית. אם התובע והוועדה המקומית אינם מגיעים להסכמה באשר לגובה הפיצוי או עצם הזכות לפיצוי, רשאי התובע לפנות לוועדת הערר, המשמשת כערכאה שיפוטית, כדי שזו תכריע בסוגיה.

בניגוד לנהוג בבתי משפט, פנייה בנושא זה לוועדת הערר אינה חייבת בתשלום אגרה, זאת על אף שמדובר בתביעה כספית לכל דבר ועניין המתבררת בפני מוסד שיפוטי. מצב עניינים זה מעודד הגשתן של תביעות מופרזות, שלעיתים הן חסרות כל בסיס.

אי לכך, החליטה הממשלה כי על הגשת תביעת פיצויים לפי סעיף 198 לחוק התכנון והבנייה, תוטל אגרה זהה לאגרה הנהוגה לעניין זה בבתי משפט. יישום ההחלטה יוביל מן הסתם להפחתה במספרן של התביעות המופנות לוועדת הערר ובהיקפן הכספי.

3. מינהל האוכלוסין

כדי להבטיח כי מינהל האוכלוסין יתאים עצמו לצרכים המשתנים ולהתפתחויות הטכנולוגיות המתהוות, גובשה תוכנית עבודה רב־שנתית למינהל האוכלוסין אשר תאפשר היערכות מתאימה שתצמצם את הצורך בהגעתם של אזרחים ללשכות האוכלוסין. היערכות חדשה זו תעשה שימוש בטכנולוגיות מתקדמות כגון אינטרנט, שירותי טלפון ודואר ממוחשבים וקידום נושא תעודת הזהות החכמה, שישפרו את איכות השירות.

4. חוק תאגידי מים וביוב

ביום 17 ביולי 2001 אושר בכנסת חוק תאגידי מים וביוב. תכלית החוק היא להפריד את פעולות המים והביוב מהרשויות המקומיות והעברתם לחברה עירונית, שבעתיד אפשר שתופרט. החברה תפעל

במסגרת רשיון שיוענק לה ותצטרך לעמוד בתנאי הרשיון. תעריפי החברה ייקבעו על־ידי רשות ציבורית שתוקם לשם כך, על־פי עקרון העלות המוכרת.

יישום החוק יש בו יתרונות רבים הן לצרכנים והן לכלל המשק. השיפור כולל: ניהול עיסקי מקצועי ויעיל של מערכות המים והביוב ברשויות המקומיות; ההכנסות יושקעו רק במערכות המים והביוב וייעלו הן את התפעול והן את מתן השירותים; יאפשר לגייס משאבים רבים להשקעות במשק המים והביוב בלי תלות במקורות ממשלתיים או מוניציפליים ויעודד תחרות במתן שירותים הקשורים במשק המים והביוב.

במקביל להסמכתו של ממונה על החברות לשירותי מים וביוב על־ידי הממשלה, תוקם במשרד הפנים יחידה עצמאית שתהיה אחראית על הנושא ותנוהל על־ידי הממונה על החברות האמורות.

משרד המדע, התרבות והספורט

תקציב משרד המדע, התרבות והספורט לשנת 2003 מסתכם בכ־644 מיליון ש"ח בהוצאה, בכ־27 מיליון ש"ח בהוצאה מותנית בהכנסה ובכ־122 מיליון ש"ח בהרשאה להתחייב.

דגשים מרכזיים

המשרד פועל באמצעות שלושה מינהלים עיקריים: מדע, תרבות וספורט, ובאמצעות סוכנות החלל הישראלית (סל"ה) ויתמקד בשנת 2003 בנושאים העיקריים הבאים:

בתחום המדע – המשרד ימשיך לפעול להכוונה של פעולות בתחום המדע בהתאם למדיניות ולסדרי עדיפות לאומיים במטרה לקדם, להרחיב ולהעמיק את הפיתוח המדעי, הטכנולוגי והתשתיתי במסגרת תוכנית התשתיות המדעיות. המשרד יפעל לקדם את הפעילות המדעית בקרב כלל האוכלוסיה והנוער ולקידום המחקר והפיתוח האזורי בפריפריה וכן יפעל להמשך חיזוק הקשרים הבינלאומיים בתחום המדע.

במסגרת סוכנות החלל הישראלית, תתמקד הפעילות בייזום שיתוף פעולה בינלאומי בתחום מחקרי החלל ובעידוד פיתוח אמצעים טכנולוגיים חדישים.

בתחום התרבות – המשרד ימשיך לסייע למוסדות תרבות ואמנות, במפעלים ובאירועי תרבות, ביוצרים ומבצעים, המהווים את התשתית לחיי התרבות והאמנות בישראל. המשרד יעודד יוזמות במוסדות התרבות ומחוצה להם, יקדם פעולות תרבות באזורי הארץ השונים ויסייע לחילופי תרבות ולקשרי תרבות עם מדינות העולם.

בתחום הספורט – המשרד ימשיך לפעול לקידום, לפיתוח ולטיפוח הספורט בישראל. יסייע לרשויות מקומיות, להתאחדויות ולאגודות ספורט בפיתוח הספורט לכל צורותיו ורמותיו. כמו כן, המשרד יפעל לטיפוח כשרונות צעירים בענפי ספורט שונים ויעודד טיפוח ספורטאים מצטיינים ברמות לאומיות ובינלאומיות בענפי הספורט השונים.

ענפי המשק

המשרדים הכלכליים – משרד התעשייה והמסחר, משרד התיירות ומשרד החקלאות – פועלים לעידוד צמיחה בת קיימא בענפי המשק השונים, וזאת בשתי דרכים עיקריות:

- ייזום וקידום רפורמות מבניות וענפיות, שתכליתן לשכלל את השוק ולהגדיל את התחרות בו בעיקר בהסרת חסמים מינהליים ופתיחת צווארי בקבוק.
- ניהול תקציב התמיכות למיגזר העיסקי, שנועד בעיקרו להשתתף בסיכונים המוטלים על החברות העיסקיות.

מאפיינים עיקריים

מאפייניו העיקריים של התקציב לשנת 2003 בתחום המשרדים הכלכליים הם:

- שמירה על היקף הסיוע לעידוד מחקר ופיתוח.
- המשך הסיוע לעידוד השקעות הון, בד בבד עם שינוי כללי התמיכה.
- ההתאמות התקציביות שנגזרות מהחלטות הממשלה על צמצום הגירעון הממשלתי.
- הנהגת רפורמות, בעיקר בתחום עידוד תשקעות הון ובתחום מועצת הייצור והגנת הצרכן.
- יישום הרפורמה בתחום מחירי המים לחקלאות.

ענף התעשייה

המגמות העיקריות בענף התעשייה מצביעות על האטה בצמיחת הענף, בד בבד עם המשך המעבר מענפים מסורתיים לענפים מתקדמים – בעיקר כתוצאה מתהליך חשיפת הייצור המקומי לייבוא מתחרה.

הצעת התקציב לשנת 2003 מבטאת ירידה מסויימת בהקצאת המשאבים בתחום התעשייה: ירידה בתקציב ההוצאה, המופנה לעידוד השקעות הון, ללא פגיעה בהיקפו הכולל של הסיוע. שינוי זה נגזר מפריסת המענקים על פני מספר שנים, וזאת לאור התיקון המוצע בחוק לעידוד השקעות הון לפיו תשלום המענקים בפרק הזמן האמור יינתן בכפוף להשגת יעדיו של "המפעל המאושר" ובפרט יעדי התעסוקה שנקבעו בכתב האישור.

רפורמה נוספת המוצעת בחוק לעידוד השקעות הון, היא ביטול המסלול החלופי במרכז הארץ, מתוך כוונה לעודד מעבר של תעשיות עתירות ידע לפריפריה.

ענף התיירות

ענף התיירות נקלע למשבר עמוק, החל מהרבעון האחרון של שנת 2000, וזאת בגין הירידה החדה במספר התיירים המבקרים בארץ, הנובעת מהאירועים הביטחוניים בארץ ובעולם.

המשבר בתיירות מחייב את משרד התיירות להתאים את פעולותיו, ובכלל זה להסיט מקורות במסגרת תקציבו לפעולות שמטרתן סיוע לפעילים בענף, בעיקר בתחום השיווק, ולסייע להסבת חדרי מלון לשימושים אחרים, באמצעות יצירת כללים שיאפשרו זאת.

הצעת התקציב לשנת 2003 מבטאת ירידה בהקצאת המשאבים בתחום עידוד השקעות הון בתיירות, זאת מתוך ראייה שלפיה אין להגדיל את היצע חדרי המלון בתקופה שבה ההיצע עולה על הביקוש.

ענף החקלאות

החקלאות מאופיינת בשנים האחרונות בשינויים הדרגתיים במבנה של המשק החקלאי, שעיקרו הגדלת יחידות הייצור וצמצום מספר העוסקים בחקלאות – כתוצאה מהפריון הגבוה בענף והגבָּרת התחרות בו.

במטרה להביא לשימוש יעיל במים בסקטור החקלאי מחד גיסא, ולשמר את היעדים הלאומיים של החקלאות מאידך גיסא, החליטה הממשלה בשנת 2002 על העלאת תעריפי המים להקלאות בצורה מדורגת, כך שיונהג תעריף אחיד ויחיסל הפקה אחיד למים ממקום נתון באיכות נתונה, לכל מטרות המים ושימושיה. לאור זאת, צפוי שבשנת 2003 ובשנים שלאחריה, תתמודד החקלאות בְּיֶתֶר שְׂאֵת עם צמצום מקורות המים השפירים העומדים לרשותה. החקלאות הצמחית תצטרך להתאים עצמה לשימוש מופחת במים שפירים, שמחירם צפוי להתייקר משמעותית, ולהתבסס בעיקר על מי קולחין ועל מים שאינם ראויים לשתיה.

ההתמודדות עם מצוקת המים תחייב פעולות משמעותיות לייעול השימוש במים במיגזר החקלאי וזאת בנוסף להתאמת הגידולים החקלאיים למצב משק המים במדינה.

הממשלה תמשיך לפעול להתאמת המערך האירגוני במועצות הייצור למציאות המִשתנה במשק תוך הגברת התחרותיות, הקטנת הריכוזיות המשקית וצמצום התקורות.

משרד התעשייה והמסחר

תקציב משרד התעשייה והמסחר לשנת 2003 — התקציב הרגיל, תקציב התמיכות בענפי המשק ותקציב הפיתוח — מסתכם בכ־2.31 מיליארד ש"ח בהוצאה נטו, 924 מיליון ש"ח בהוצאה מותנית בהכנסה ובכ־3.14 מיליארד ש"ח בהרשאה להתחייב.

משרד התעשייה והמסחר מופקד על יישום מדיניות הממשלה בפעילותה לקידום ענפי התעשייה והמסחר. המשרד פועל באמצעים תקציביים, מינהליים ותחיקתיים.

מטרותיו העיקריות של המשרד:

- סיוע בפיתוחה ובביסוסה של תעשייה יעילה ורווחית, בעלת כושר תחרות.
- קידום המחקר והפיתוח התעשייתי, כאמצעי לפיתוח תעשייה עתירת ידע שתנצל ותקדם את היתרונות היחסיים של ישראל, תניב תשואה הולמת להשקעותיו של המשק במחקר האקדמי ותפַתח תעשייה בעלת ערך מוסף גבוה ובעלת כושר תחרות בעידן הכלכלה הגלובלית.
- פיתוח הפעילות הכלכלית הבינלאומית של ישראל ובמיוחד סחר חוץ, על מנת להבטיח צמיחה המבוססת על סחר חופשי ושיתוף פעולה כלכלי בין ישראל למדינות אחרות. יעד זה מושג בין היתר על־ידי פיתוחם והעמקתם של קשרי סחר חוץ והסכמי סחר, תמיכה ישירה בפעילות שיווקית של מפעלים וטיפוח קשרים עם משקיעים זרים.
- הגברת התחרותיות במשק וצמצום הנזקים הגורמים למשק מהתארגנויות קרטליסטיות ומונופוליסטיות.
- יצירת מקורות תעסוקה שיענו על צרכים כלכליים ארוכי־טווח, ובמיוחד בפריפריה.
- יצירת סביבה כלכלית תומכת וליווי תעשיות חדשות, עידוד יזמויות והגבָּרת התעסוקה בעסקים חדשים.
- עידוד מודעות צרכנית ושמירה על כללי מסחר הוגנים שיבטיחו את רווחת הפרט ויאפשרו שימוש יעיל גם באמצעי סחר אלקטרוניים.

הדגשים בשנת התקציב 2003

בשנת 2003 יפעל משרד התעשייה והמסחר באמצעות כלי הסיוע שבידיו, כדי להגדיל את הצמיחה ואת התעסוקה במשק, תוך התמקדות בנושאים הבאים:

חוק לעידוד מחקר ופיתוח – יושלם ההליך לתיקון החוק לעידוד מחקר ופיתוח בתעשייה (התשמ"ד-1984) ויוטמעו התמורות הנובעות מכך בתעשייה הישראלית (בהתאם לכללים האמורים בתיקון לחוק).

חוק עידוד השקעות הון – תוכנס רפורמה בחוק לעידוד השקעות הון והתאמתו לחיזוק הפריפריה וצורכי התעסוקה של המשק הישראלי. בהתאם להחלטת ממשלה מספר 2333 מיום 30 ביולי 2002 תותנה קבלת 70% מהמענק המאושר למפעל בעמידתו ביעדי התעסוקה עליהם התחייב בעת הגשת הבקשה למפעל מאושר לפי החוק לעידוד השקעות הון בתעשייה. כמו כן, בהתאם להחלטת ממשלה מס' 2334 מיום 30 ביולי 2002, יבוטלו הטבות המס הניתנות במרכז הארץ וזאת כדי לעודד מעבר תעשיות עתירות ידע לפריפריה.

הרשות למסחר הוגן – בשנת 2003, עם השלמת הליך חקיקה, מתוכננת לקום הרשות לסחר הוגן, שעיקר תפקידה יהיה לעודד מודעות צרכנית ושמירה על כללי מסחר הוגנים.

תמיכה בעסקים קטנים – משרד התעשייה והמסחר מפעיל מספר כלי סיוע לעסקים קטנים ובינוניים ועיקרם: תמיכה בשיווק לחו"ל, תוכנות לעסקים קטנים ובינוניים, באמצעות הרשות לעסקים קטנים ובינוניים והקרן להלוואות לעסקים קטנים והקרן להון חוזר לעסקים קטנים.

חוק הנגב – מתוקף הגדרתו של הנגב כולו כאזור עדיפות לאומית א' הוא זוכה להטבות מרביות הניתנות על-פי החוק לעידוד השקעות הון ולהטבות נוספות הנגזרות מהגדרה זו וניתנות על-ידי משרד התעשייה והמסחר. בהתאם לתיקון החוק לעידוד השקעות הון, שהתקבל ביום 28 במארס 2001, זוכים מפעלים מאושרים בנגב (מדרום לקו רוחב 100 לפי שיטת קסיני-סולדנר), לשיעור מענק של עד 32% משיעור ההשקעה ברכוש קבוע למפעלים קטנים ועד 30% למפעלים גדולים (מעל 140 מיליון ש"ח).

תשתיות לאזורי תעשייה – בשנת 2003 ימשיך המשרד להשקיע בפיתוח תשתית לאזורי תעשייה, תוך התמקדות באזורי תעשייה מרחביים.

משרד החקלאות ופיתוח הכפר

תקציב משרד החקלאות ופיתוח הכפר בשנת 2003 עומד על כ־1.21 מיליארד ש"ח (ברוטו).

בשנתיים האחרונות גדל ערך הייצור החקלאי (במונחי תמורה ליצרן) בשיעור ריאלי שנתי של כ־0.5%. בנוסף, בשנת 2001 התוצר הגולמי של הענף גדל (כמותית) בכ־3.2%, וזאת לעומת ירידה של כ־0.9% שנרשמה בשנת 2001 בצמיחת המשק הלאומי. הייצוא החקלאי הסתכם בשנת 2001 בכ־2.41 מיליארד ש"ח לעומת כ־2.39 מיליארד ש"ח בשנת 2000, עלייה המשקפת גידול ריאלי של 1% בתמורה שקיבלו הייצואנים.

משבר משק המים בישראל משפיע על מבנה החקלאות הצמחית. צמצום המים השפירים הזמינים העומדים לרשות החקלאות, הכניסה לעידן התפלת מים והשוואת תעריפי המים לחקלאות לתעריפי המים לתעשייה יביאו להתבססות הולכת וגוברת בתהליך הייצור על מים שוליים, מי קולחין ומים מליחים. מגמה זו תצמצם את היקף השטחים המושקים ותעלה את היקף שטחי גידולי בעל וגידולים המבוססים על השקיית עזר.

כמו כן, השפעות הרפורמות שבוצעו בענפי בעלי־חיים בשנים האחרונות החלו להניב תוצאות. הרפורמה ברפת החלב, בשלוחת הבקר לבשר ובשלוחת הפטם הביאו להגדלת היחידות המייצרות ולהתייעלותן, לצד צמצום מספר המשקים העוסקים בענפים אלה.

בתחום התעסוקה בענף, חל גידול במספר העובדים הזרים בהשוואה לעובדים מקומיים. בשנת 2001 הגיע מספר העובדים הזרים המדווחים לכ־21,500 עובדים, המהווים כ־47% מכלל השכירים המועסקים בענף.

מעורבות הממשלה בתחום החקלאות

לעומת ענפי משק אחרים, פעילות הממשלה בתחום החקלאות מאופיינת ברמת מעורבות גבוהה. מעורבות זו נחלקת לשני סוגים עיקריים: מעורבות ממשלתית ישירה, לרוב גלויה, בתקציב ומעורבות עקיפה הגורמת לעלות סמויה למשק הלאומי.

המעורבות הישירה:

המעורבות הממשלתית הישירה קיימת בכל שלבי הייצור החקלאי, כמפורט להלן:

1. **סיבסוד הון** – בשנת 2003 סיבסוד ההון יסתכם בכ־57 מיליון ש"ח, באמצעות מענקים להשקעות

בנושאים שונים. בנוסף, יתוקצב סכום נוסף ייעודי לסיבסוד השקעות הון בענף הרפת, ותקציב נוסף לסיבסוד השקעות במִיזָמים, המביאים לחיסכון בשימוש במים.

2. **סיבסוד תשומות המים** – בשנת 2002 סיבסוד המים לחקלאות הסתכם בכ־300 מיליון ש"ח. במסגרת הרפורמה בתעריפי המים, צפוי כי תעריפי המים לחקלאות יעלו ובכך יצומצם סיבסוד זה בהדרגה, עד לביטולו. במקביל תינתן תמיכה למגַדלים בגין עיבוד הקרקע החקלאית.

3. **מתן שירותים** – הדרכה חקלאית ושירותים אחרים בתחומי הווטרינריה, הגנת הצומח ופעולות אחרות (דייג, שימור קרקע, בדיקות קרקע ועוד) מבוצעים על־ידי יחידות ממשלתיות וממומנים ברובם מתקציב המדינה. עלות המימון תסתכם בשנת 2003 בכ־172 מיליון ש"ח.

4. **מחקר ופיתוח** – הממשלה מממנת מחקרים חקלאיים באמצעות המדען הראשי וכן את התקורות של מינהל המחקר החקלאי. עלות השתתפות הממשלה במחקר חקלאי תסתכם בשנת 2003 בכ־181.5 מיליון ש"ח.

5. **סיבסוד ביטוח ומתן ביטוח חקלאי** – הביטוח החקלאי נחלק לשניים – ביטוח נזקי טבע וביטוח אסונות טבע, כאשר השתתפות הממשלה באה לידי ביטוי בסיבסוד פרמיית הביטוח החקלאי.

נזקי טבע – כ־80% מהביטוח החקלאי כנגד נזקי טבע נעשה בחברה ממשלתית, הנמצאת בבעלות הממשלה והחקלאים (הקרן לביטוח מפני נזקי טבע בע"מ). השתתפות הממשלה בסיבסוד הפרמיות בתחום זה תסתכם בשנת 2003 בכ־30 מיליון ש"ח.

אסונות טבע – בשנת 1999 נחתם הסכם ל־5 שנים בין הממשלה והקרן לביטוח נזקי טבע בנושא ביטוח אסונות טבע (ביטוח רב־סיכוני). לפי ההסכם, מנפיקה הקרן לנזקי טבע פוליסות ביטוח נגד אסונות טבע לענפי הפירות וההדרים והממשלה משתתפת בסיבסוד הפרמיה. השתתפות הממשלה בסיבסוד הפרמיות בתחום זה תסתכם בשנת 2003 בכ־50 מיליון ש"ח.

6. **ייצוא** – רובו הגדול של הייצוא החקלאי מתבצע באמצעות חברת הייצוא החקלאי – "אגרסקו", חברה בבעלות משותפת של הממשלה, תנובה ומועצות הייצור החקלאיות. באמצעות "אגרסקו" מתבצעים למעלה מ־70% של הייצוא החקלאי הישראלי. הממשלה מסבסדת את הפעילות לקידום מכירות לתוצרת הקלאית בשווקים בחו"ל. התקציב לקידום מכירות עמד בשנת 2002 על כ־5 מיליון ש"ח.

7. **שוק מקומי** – עיקר הסיוע ליצרני התוצרת לשוק המקומי מתבצע באמצעות השתתפות ממשלתית בפינוי עודפים בעיתות משבר ובהבטחת סובסידיה לחקלאי הגליל העוסקים בענף הלול. הסיוע הכולל לשוק המקומי הסתכם בשנת 2002 בכ־80 מיליון ש"ח.

8. **תמיכות אחרות** – בעיתות משבר מתערבת הממשלה, באופן נקודתי ומסייעת לענפים במשבר.

מעורבות הממשלה נעשית על-פי רוב בעת ירידות חדות של מחירי התוצרת החקלאית. בשנת 2002 תמכה הממשלה בחקלאים שנאלצו להחיל את מחירי התוצרת החקלאית וסייעה במיזמים מיוחדים לענפי הכותנה, ענבי היין, הזית, הדייג, החקלאות האורגנית, הירקות והפירות.

המעורבות העקיפה:

המעורבות העקיפה מגינה, שלא באמצעות תקציב המדינה, על היצרנים ועל המשווקים של תוצרת חקלאית. מעורבות זו משולמת על-יד הצרכנים דרך מחירי התוצרת החקלאית. עיקרי ההגנות הן:

1. **פטור מהסדר כובל** – חוק ההגבלים העיסקיים (התשמ"ח-1988), לעניין הסדרים כובלים, אינו חל על המגדלים והמשווקים של תוצרת חקלאית. הפעולות הבולטות הנהנות מהפטור הן פעולות של תכנון מרכזי בענף, באמצעות מיכסות וקרנות לפינוי עודפים, ופעולות בעלות מאפיינים קרטליסטיים המתבצעות במקטע השיווק.

2. **מניעת ייבוא** – בעקבות הצטרפותה של ישראל להסכמי גאט"ט, הומרו ההגבלות המינהליות על הייבוא במכסי מגן גבוהים, שאינם מאפשרים ייבוא משמעותי ורציף של תוצרת חקלאית טרייה לישראל, למעט מספר מצומצם של מוצרים, המיובאים במסגרת מיכסות הפטורות ממכס כמתחייב מהסכמים בינלאומיים.

3. **קרקע** – התשלום בעבור החכרת קרקע לשימושים חקלאיים נקבע בהתאם לגידולים החקלאיים להם מיועדת הקרקע, ללא כל זיקה למיקום הקרקע ולערך הקרקע בפועל.

4. **עובדים זרים** – בשנת 2001 הוקצו לעבודות בחקלאות כ-21,500 היתרים לעובדים זרים, שעלותם ביחס לעובדים חלופיים מישראל מהווה סיוע כלכלי משמעותי.

נושאים תקציביים נוספים

הסדר הקיבוצים

בעקבות המשבר הפיננסי והכלכלי שאליו נקלעו התנועות הקיבוציות והקיבוצים בשנות השמונים, נחתם בשנת 1989 "הסדר הקיבוצים" בין התנועות הקיבוציות לבין הבנקים והממשלה. ההסדר מחק או פרס את חובות הקיבוצים ותאגידיהם, ביטל את המערכות המרכזיות והערבות ההדדית וקבע כללים חדשים במיגזר החקלאי, בעיקר בתחום האשראי. בשנת 1995 החליטה הממשלה לאשר ביצוע של "הסדר קיבוצים משלים" ובו נקבע כי יתרת החוב לצורך הסדרת חובותיהם של הקיבוצים תחושב אחרי שימוש בכספי הסיוע ההדדי בין הקיבוצים ואחרי ויתור מצד הקיבוץ על חלק מזכויות המקרקעין שברשותו.

מינהלת הסדר המושבים
בחודש מארס 1992 התקבל בכנסת חוק ההסדרים במיגזר החקלאי המשפחתי. החוק קובע כיצד יש להסדיר את חובותיו של המיגזר החקלאי. מכוח החוק מונו משקמים אשר בסמכותם לקבוע את היקף החוב שיפרע ואופן הפירעון. פסיקת המשקמים כפופה להוראות החוק ולתקנותיו. כמו כן, הוקמה מינהלה, המונה כ־30 עובדים, המהווה מסגרת מינהלית ואירגונית לפעולת המשקמים.

החטיבה להתיישבות
במסגרת תקציב משרד החקלאות מתוקצבת החטיבה להתיישבות של ההסתדרות הציונית, העוסקת בפיתוח התיישבות חדשה מעבר לקו הירוק. החטיבה להתיישבות הוקמה בסוף שנות השישים על מנת לסייע לממשלה בעיבוד הקרקעות באזורי יש"ע, בבקעה ובגולן בדומה לסיוע שניתן על־ידי המחלקה לישראל של הסוכנות היהודית בשאר האזורים. החטיבה להתיישבות, הפועלת במסגרת ההסתדרות הציונית העולמית, מתוקצבת בתחום פעולה נפרד בתקציב משרד החקלאות, ולמעשה כל תקציבה מקורו בתקציב המדינה.

הסכם המסגרת בין הממשלה להסתדרות הציונית העולמית משנת 2000, מהווה את מסגרת פעילותה של החטיבה להתיישבות והוא מגדיר את האזורים, תחומי פעולה וכללי פעולה שלה, ואת היחסים בין הצדדים להסכם.

המבנה האירגוני של החטיבה להתיישבות מבוסס על הפריסה הגיאוגרפית של האזורים שבתחום טיפולה: חבל הגולן, חבל המרכז (בקעת הירדן, מגילות ושומרון), חבל ירושלים (מטה בנימין וגוש עציון) וחבל הדרום (דרום הר חברון וגוש קטיף). מטה החטיבה להתיישבות מרכז את הפעילות, שבמסגרתה מועסקים 82 עובדים.

החלטות ממשלה הנוגעות לענפי החקלאות ולתקציב משרד החקלאות לשנת 2003

1. **רפורמה בתעריפי המים**
במטרה להביא לשימוש יעיל במים בסקטור החקלאי ולשמר את היעדים הלאומיים של החקלאות, הוחלט במהלך שנת 2002 על העלאת תעריפי המים לחקלאות בצורה מדורגת ועל הטלת היטלי הפקה כך שיונהג תעריף אחיד והיטל הפקה אחיד למים ממקור נתון באיכות נתונה לכל מטרות המים ושימושיהם. עוד סוכם כי תקציב בגובה הגידול בהכנסות הנובעת מייקור המים, בתוספת מסוימת, יופנה לתמיכה בחקלאות, למטרת שמירה על שטחים חקלאיים, לתגבור השתתפות במימון מוצרים ציבוריים ולמימון השקעות אחרות בחקלאות.

צפוי כי השינוי ייכנס לתוקפו ברבעון האחרון של שנת 2002.

2. **ביטול הפטור מהסדר כובל במקטע השיווק בענפי החקלאות**

חוק ההגבלים העיסקיים פוטר ממיגבלת החוק הסדר שכל כבילותיו נוגעות לגידול ולשיווק של תוצרת חקלאית מגידול מקומי. הפטור מהסדר כובל הביא להנצחת התארגנויות קרטליסטיות במקטע השיווק במרבית ענפי החקלאות ולפגיעה משמעותית בתחרות.

במסגרת דיוני התקציב לשנת 2003 החליטה הממשלה לבטל את הפטור מהסדר כובל על הסדר שכל כבילותיו נוגעות לשיווק של תוצרת חקלאית מגידול מקומי, אלא אם צדדים לשיווק התוצרת הם חקלאים.

ביטול הפטור מהסדר כובל על הסדר שכל כבילותיו נוגעות לשיווק תוצרת חקלאית שלא באופן ישיר על־ידי החקלאים, יקנה לממונה על ההגבלים העיסקיים סמכות לפקח על השוק ולמנוע התארגנויות, הפוגעות בתחרות ובציבור הצרכנים והמגדלים.

3. **איחוד מועצות הייצור הצמחיות והפחתת היטלים**

על־פי המצב הקיים, פועלות ארבע מועצות ייצור צמחיות (ירקות, פירות, פרחים והדרים). תקציבן השנתי של מועצות אלו הוא בסך כ־150 מיליון ש"ח, ובמסגרתן מועסקים כ־150 עובדים. כ־20% מתקציב המועצות משמש למימון תקורות והוצאות מינהליות. לאור השינויים שעברו ענפי הצומח בשנים האחרונות, שעיקרם ביטול משטר המיכסות וגידול משמעותי של יחידות הייצור, נעשו מיותרים רבים מהתפקידים שמילאו מועצות הייצור בעבר. מועצות הייצור הפכו, אפוא, לנטל כבד על כתפי החקלאים.

במסגרת דיוני התקציב לשנת 2003 החליטה הממשלה לאחד את מועצות הירקות, הפירות, צמחי נוי ופרי הדר למועצה אחת. בנוסף, החליטה הממשלה להטיל על שר החקלאות ופיתוח הכפר לפעול להפחתת היטלים הנגבים היום על־ידי ארבע המועצות הצמחיות האמורות ועל־ידי המועצה לענף הלול ב־3% בכל אחת מהשנים 2003-2005 ובכך להקל על המגדלים.

4. **רישוי ייצואנים בענף החקלאות**

הסמכות להעניק רשיונות ייצוא לירקות, לפירות, לצמחי נוי, להדרים ולתוצרת הלול נתונה כיום בידי המועצות לייצור ולשיווק חקלאי, שלרובן מניות בחברת הייצוא החקלאי "אגרקסקו", המרכזת את מרבית הייצוא החקלאי. פתיחת הייצוא לתחרות, גורמת לניגוד עניינים, בין תפקידן הציבורי של המועצות, המעניקות רשיונות יצוא, לבין החזקותיהן בחברת ייצוא הפעילה בענף.

במסגרת דיוני התקציב לשנת 2003 החליטה הממשלה על העברת הסמכות להסדרת הייצוא מידי המועצות האמורות לידי שר החקלאות ופיתוח הכפר, מתוך כוונה לעודד כניסה של ייצואנים נוספים לענף, ובכך להביא להוזלת המחיר שמשלם החקלאי לייצואן בעבוד שירותי הייצוא.

5. **הגברת התחרות בתחום הביטוח החקלאי**

עד תחילת שנות ה־90' בוצעו כמעט כל הביטוחים מפני נזקי טבע על־ידי הקרן לביטוח מפני נזקי טבע

בע"מ, באמצעות מועצות הייצור והשיווק והגופים החקלאים השונים. החל מאמצע שנות ה־90' החלו גורמים נוספים להיכנס לענף, כחלק ממדיניות הממשלה להגביר את התחרות בענפי המשק השונים ולצמצם את מידת מעורבותה באותם תחומים.

למרות כניסתם של מבטחים נוספים לענף, חלק ממועצות הייצור, שלרובן מניות בקרן, המשיך להעניק לה עדיפות על פני מבטחים אחרים. בכך נפגע חופש הבחירה של המגדל ונפגע עיקרון התחרות ההוגנת בין המבטחים השונים בתחום.

במסגרת דיוני התקציב לשנת 2003 החליטה הממשלה לבטל את סמכויות מועצות הייצור (מועצת הירקות, מועצת הפירות, המועצה לצמחי נוי, מועצת פרי הדר והמועצה לענף הלול) לחייב חקלאים לבטח את תוצרתם אצל מבטח מסוים (ככל שסמכויות אלו קיימות), כך שכל חקלאי יהיה רשאי לבחור כל מבטח. בנוסף, הממשלה החליטה להטיל על שר החקלאות להנחות את המועצות האמורות לפרסם מכרז לקניית שירותי ביטוח עבור החקלאים החל משנת 2003, ככל שהמועצה מעוניינת להציע שירות זה למגדל. משרד החקלאות ומשרד האוצר ילוו את הכנת המכרזים כאמור, כדי להגביר את התחרות בתחום הביטוח החקלאי.

6. ייעול פעילות משרד החקלאות ופיתוח הכפר

במטרה לייעל את פעילות משרד החקלאות בתחומים השונים החליטה הממשלה, במסגרת דיוני התקציב לשנת 2003, להפחית סך של 20 מיליון ש"ח מבסיס תקציב משרד החקלאות לשנת 2003.

תמיכות בחקלאות, במחירי המים ובתחבורה

תקציב התמיכות במחירי מצרכי יסוד, בייצור חקלאי ובתחבורה לשנת 2003 מסתכם בכ־3.23 מיליארד ש"ח. מזה, כ־860 מיליון ש"ח תמיכות בייצור החקלאי ותמיכות אחרות (החזקת מלאי חירום וסיבסוד הובלת גרעינים בדגל אמריקאי), כ־805 מיליון ש"ח תמיכות במחירי מים וכ־1.5 מיליארד ש"ח תמיכות בתחבורה.

תמיכות בייצור החקלאי

התמיכה הממשלתית בייצור החקלאי, כפי שבאה לידי ביטוי בסעיף תקציבי זה, מתמקדת בהשתתפות במימון מוצרים ציבוריים, בסיוע נקודתי לענפים הנקלעים למשברי מחירים חריפים חמניים (בשוק המקומי ובייצוא), ובמתן סיוע לחקלאים בביטוח גידוליהם מפני נזקי טבע ואסונות טבע.

עיקרי התמיכה הם:

1. **מוצרים ציבוריים** – תמיכה זו משקפת את השתתפות המדינה במימון פעילות המחייבת התערבות גוף מרכזי, וכשבצידה לרוב השפעות חיצוניות חיוביות. התמיכה משמשת בעיקר למימון פעילות הדברה נגד מזיקים שונים. היקף התמיכה נקבע במהלך שנת התקציב, לפי ההתפתחויות בענף ובהתאם לסדר העדיפויות של המשרד.

2. **שוק מקומי** – עיקר הסיוע ליצרני התוצרת לשוק המקומי נעשה על־ידי השתתפות בהוצאות הפינוי של עודפי ייצור ובהשלמת מחיר בזמני משבר. תקציב זה נקבע במהלך שנת התקציב, לפי ההתפתחויות בענף ובהתאם לסדר העדיפויות של המשרד.

3. **ייצוא חקלאי** – סיוע במשברי מחיר נקודתיים וזמניים, וכן סיבסוד של פעילות לקידום מכירות בשוקי חו"ל. היקף התמיכה נקבע במהלך שנת התקציב, לפי ההתפתחויות בענף ובהתאם לסדר העדיפויות של המשרד.

4. **סיבסוד פרמיית הביטוח** – התמיכה הממשלתית באה לעודד את החקלאים לבטח את גידוליהם מפני נזקי טבע ומפני אסונות טבע. היקף התמיכה בשנת 2003 מסתכם בכ־82 מיליון ש"ח, מזה כ־32 מיליון ש"ח לסיבסוד פרמיות הביטוח מפני נזקי טבע בחקלאות וכ־50 מיליון ש"ח לסיבסוד פרמיות הביטוח מפני אסונות טבע.

5. **סיבסוד הובלת גרעינים באוניות הנושאות דגל אמריקאי** – כחלק ממסגרת הסיוע האמריקאי לישראל, התחייבה ישראל להוביל מידי שנה כ־800 אלף טון גרעינים המיובאים מארצות הברית באוניות

הגרשאות דגל אמריקאי. כיוון שעלות ההובלה תחת דגל אמריקאי גבוהה יותר מעלות ההובלה הבינלאומית, וכדי להבטיח כי ההתחייבות האמורה תצא לפועל, מסבסדת הממשלה את הובלת הגרעינים. עלות הסיבסוד בשנת 2003 תסתכם בכ־95 מיליון ש"ח.

6. **החזקת מלאי חירום** – מדינת ישראל מחזיקה, משיקולים ביטחוניים, מלאי חירום של גרעיני חיטה, מספוא, מוצרי מזון בסיסיים ובשר קפוא. המלאי מוחזק בידי קבלנים פרטיים והתקציב משמש לכיסוי הוצאותיהם (עלויות מימון, איחסון, ניהול המלאי וריענון המלאי). התקציב להחזקת המלאי לסוגיו בשנת 2003 מסתכם בכ־65 מיליון ש"ח.

תמיכות במחירי המים

תקציב התמיכות במים לשנת 2003 מסתכם בכ־805 מיליון ש"ח. עיקר התקציב נועד לתמוך בספקי מים ובעיקר בחברת "מקורות" – ספקית המים הגדולה במדינה, המספקת כשני שלישים מצריכת המים בישראל. תעריפי המים שחברת "מקורות" מספקת לצרכניה לשימוש חקלאי נקבעים על־ידי שר החקלאות, בהסכמת שר האוצר ובאישור ועדת הכספים של הכנסת. תעריפים אלה אינם מכסים את העלות הריאלית של הפקת המים והספקתם, ועל כן מסבסד משרד החקלאות לחברת "מקורות" את עלות הוצאותיה.

העברת הסובסידיה לחברת "מקורות" נגזרת מהסכם התחשבנות בין הממשלה ל"מקורות", הכולל התחשבנות על כלל תוצאותיה של החברה, לרבות העלויות ההוניות. ההסכם מתבסס על עלויות נורמטיביות מוסכמות, שאת הפער בינן לבין הכנסות החברה ממכירת מים מכסה תמיכת הממשלה. העלויות הנורמטיביות מופחתות במקדם התייעלות שנתי. הסכם זה מאפשר לחברת "מקורות" לפעול על בסיס עיסקי, להשקיע בחידוש נכסיה ובהקמת מפעלי מים ואף להתנתק מהתלות בממשלה בכל הקשור לגיוס הון.

יש חשיבות רבה לכך שתעריפי המים יהיו בשיעור עלותם הריאלית, וזאת על מנת להשיג הקצאה יעילה של מים ומניעת הקמתם של מפעלי מים בלתי כדאיים, במיוחד בתקופת פיתוח מואץ הצפויה להימשך בשנים הקרובות.

בשנת 2002 קיבלה הממשלה מספר החלטות הנוגעות לתמיכות במחירי המים:

1. במסגרת תוכנית החירום הכלכלית לשנים 2002-2003, קבעה הממשלה, בהחלטה מס' 1740 מיום 28 באפריל 2002, כי תעריפי המים השפירים המסופקים על־ידי חברת "מקורות" לצריכה ביתית ותעשייתית יועלו ב־15%. כמו כן החליטה הממשלה להעלות את היטלי ההפקה למים שפירים לצריכה ביתית ולתעשייה.

2. החלטת הממשלה התייחסה גם לרפורמה במחירי המים לחקלאות, שלפיה יועלו בהדרגה תעריפי

המים והיטלי ההפקה לשימוש חקלאי עד להשוואתם לתעריפים ולהיטלים המשולמים לשימוש ביתי ותעשייתי. העלאת תעריפי המים השפירים לחקלאות היא כלי חיוני בהתמודדות עם המחסור במים שפירים, הנובע ברובו מביקוש מוגבר למים שפירים בשל מחירם המסובסד. שינוי מבנה המחירים צפוי לעודד ולתמרץ קידומם של מיזמים לייעול השימוש במים והשבת קולחין.

עד חודש ספטמבר 2002, עדיין לא נכנסה הרפורמה לתוקפה.

במסגרת ההחלטות על הרכב תקציב המדינה לשנת 2003, הוחלט לייעד תוספת תקציבית של 200 מיליון ש"ח לתמיכה בחברת "מקורות" במסגרת הסכם העלויות שנחתם עם החברה. תוספת זו תממן את התשלומים המתחייבים מן ההסכם, ותאפשר פיתוח תשתיות במשק המים.

תמיכות בתחבורה

התמיכה התקציבית בתחומי התחבורה בשנת 2003 מסתכמת בכ־1.5 מיליארד ש"ח – תמיכה זו ניתנת לתחבורה ציבורית (אוטובוסים), תעופה פנים ארצית, רשויות תחבורתיות (רשות הנמלים ורשות שדות התעופה) ורכבת ישראל. כמו כן ניתנת תמיכה לענף הספנות.

התמיכה בתחבורה הציבורית – אוטובוסים – כ־1.38 מיליארד ש"ח, המחולקים לתחומים הבאים: כ־1 מיליארד ש"ח סובסידיה ישירה להוזלת תעריף הנסיעה לנוסע; מתוכם סך של כ־444 מיליון ש"ח סובסידיה שוטפת, כ־170 מיליון ש"ח סובסידיה לחיילים, וכ־455 מיליון ש"ח סובסידיה ייעודית לאוכלוסיות זכאיות שונות; כ־250 מיליון ש"ח לתמיכה ברכישת אוטובוסים בתחבורה הציבורית; וכ־60 מיליון ש"ח סיוע למפעילים להחזר חובותיהם משנים קודמות.

תמיכה ברכבת – 65 מיליון ש"ח, המיועדים לתמיכה בפעילות הרכבת, לסיבסוד תעריפי הנסיעה לנוסע ולהשתתפות בכיסוי הגירעון התפעולי ברכבת.

סובסידיה לתעופה פנים ארצית – כ־4.5 מיליון ש"ח להוזלת תעריפי הטיסה לתושבי צפון הארץ.

העברות לרשויות תחבורתיות – כ־53 מיליון ש"ח, לרשות הנמלים והרכבות כתמיכה להובלה יבשתית של מטענים מנמל אילת ולרשות שדות התעופה, למימון הגירעון השוטף במסופי הגבול היבשתיים בין ישראל לירדן ולמצרים ובמסוף המעבר היבשתי בקרני.

תמיכה בענף הספנות הישראלי – בשנת 1999 החליטה הממשלה על עידוד העסקתם של ימאים ישראליים באוניות ישראליות בשנים 2000-2003. בהתאם להחלטה, תוקצב סכום של 20 מיליון ש"ח לתמיכה בסעיף זה.

משרד התיירות

התקציב הרגיל של משרד התיירות יעמוד בשנת 2003 על סך של כ־380 מיליון ש"ח. תקציב הפיתוח של משרד התיירות יעמוד בשנת 2003 על סך של כ־99 מיליון ש"ח בהוצאה וכ־123 מיליון ש"ח בהרשאה להתחייב.

רקע כללי

1. השנים 1995-1991 וגם הרבעון הראשון של שנת 1996 התאפיינו בשיעורי צמיחה גבוהים בענף התיירות. בעקבות האירועים הביטחוניים שהתרחשו בחודש מארס 1996, חלה באותה שנה ירידה בשיעור של כ־5% בתנועת התיירות הנכנסת לישראל. מגמת הירידה בתנועת התיירות נמשכה גם בשנים 1998-1997. שנת 1998 הסתכמה בירידה של כ־13% לעומת שנת 1995. במחצית הראשונה של שנת 1999 התהפכה המגמה ושנה זו הסתיימה בגידול בשיעור של כ־17% בהשוואה לשנת 1998. מגמת הגידול במספר כניסות התיירים נמשכה ואף התרחבה בשלושת הרבעונים הראשונים של שנת 2000, שבהם נרשם גידול בשיעור של כ־24% בתנועת התיירות הנכנסת לישראל בהשוואה לתקופה המקבילה בשנת 1999.

2. בסוף חודש ספטמבר 2000 חל שינוי במצב הביטחוני בארץ. האירועים הביטחוניים גרמו באופן מיידי לירידה בתנועת התיירות. ברבעון האחרון של שנת 2000 חלה ירידה בשיעור של כ־40% במספר התיירים שנכנסו לישראל, לעומת הרבעון המקביל בשנת 1999. למרות זאת, שנת 2000 הסתיימה במספר שיא של מבקרים, כ־2.7 מיליון. השפעת האירועים על כניסת התיירים התבטאה בירידה חדה בשיעור של כ־54% בתנועת התיירות בשנת 2001 לעומת התקופה המקבילה בשנת 2000, שהסתכמה בכניסת כ־1.2 מיליון מבקרים בלבד. מגמה זו הוחרפה בשנת 2002, במקביל להחרפה באירועים הביטחוניים. במחצית הראשונה של שנה זו נרשמה כניסה של כ־400 אלף מבקרים בלבד, ירידה של כ־73% בהשוואה לתקופה המקבילה בשנת 2000.

3. השפעת הירידה בכניסת המבקרים לישראל על ענף התיירות התמתנה במידת מה עקב גידול ניכר בהיקף תיירות הפנים. כך, לדוגמה, גדל מספר הלינות של ישראלים במלונות בשנת 2001 בכ־14.5% לעומת שנת 2000 והסתכם בכ־11.3 מיליון לינות של ישראלים. עלייה זו בלינות של ישראלים גרמה לכך שלמרות שהייתה ירידה בשיעור של כ־60% בלינות תיירים בשנת 2001, לעומת שנת 2000, הירידה הכוללת הייתה רק בשיעור של 23% בלבד. בארבעת החודשים הראשונים של שנת 2002 נרשמו כ־2.8 מיליון לינות של ישראלים, שיעור זהה לתקופה המקבילה בשנת 2001.

נושאים מרכזיים בתוכנית העבודה לשנת התקציב 2003

1. **שיווק**
לאחר תקופה של שלוש שנים, שבהן נערך משרד התיירות לקראת שנת 2000 (שנת המילניום), עיקר המשאבים של המשרד בשנת 2001 יועדו לשימור אפיקי השיווק בחו"ל וכן לעידוד תנועת תיירות פנים לצורך מיתון השפעת הירידה בהיקף תיירות החוץ. בשנת 2002 המשרד שינה את מדיניות השיווק בחו"ל ועבר מפעילות פירסום בהיקף נרחב, לפעילות שיווק, באמצעות פעולות מכר, המתמקדות באוכלוסיות יעד המזדהות עם מדינת ישראל (השוק היהודי והשוק הנוצרי אוונגליסטי). במקביל, השקיע המשרד גם בשנת 2002 משאבים רבים לעידוד תיירות פנים.
המשרד מתכנן להמשיך מגמה זו גם בשנת 2003.

2. **השקעות הון**
המשרד פועל לגיבוש ויישום תוכנית להסבת חדרי מלון לשימושים אחרים. המשרד גם פועל להקפאת תוכניות להקמת מלונות חדשים, כדי להתאים את היצע מלאי חדרי המלון לרמת הביקוש.

3. **תכנון**
המשרד יפעל לקבל ממינהל מקרקעי ישראל הרשאה לתכנון של כמה מיתחמים תיירותיים. במקביל, תימשך העבודה המשותפת של משרד התיירות עם מינהל מקרקעי ישראל כדי לקדם תוכניות פיתוח של מיזמים תיירותיים. משרד התיירות, משרד התחבורה והמשרד לתשתיות לאומיות, פועלים במשותף בתכנון פתרונות למיזעור הנזקים הנגרמים בשל בודות הנפערים באזור ים המלח, עקב ירידת מפלס הים.

4. **תקציב פיתוח**
תקציב הפיתוח יופנה בעיקרו בשנים הבאות לשידרוג ולפיתוח ערי תיירות מרכזיות – ירושלים, יפו, טבריה, עכו, צפת ואילת – במטרה לשפר את התשתית הפיזית-התיירותית של הערים הללו ולאפשר את מימוש הפוטנציאל התיירותי שלהן. בנוסף, ישלים המשרד את פיתוח התשתית התיירותית באתרי עתיקות – דוגמת מצדה וקיסריה. המשרד יפעל לפיתוח התיירות באזור הנגב ובמיגזרי מיעוטים.

5. **הסדרת הענף**
החל משנת 2002 הוסר הפיקוח ובוטלה חובת הרישוי של סוכנויות לנסיעות לנופש ולתיירות פנים, משרדים לתיור וסוכנויות להסעת תיירים, וביטול בחינות ההסמכה והסדרים אחרים הנוגעים להכשרה ולכשירויות של מומחה לנסיעות ומומחה להסעת תיירים. בתחום סוכנויות הנסיעות החליטה הממשלה, במסגרת דיוני התקציב לשנת 2002, לשנות את חוק שירותי תיירות ולהחיל חובת ביטוח על סוכני הנסיעות לצורך הבטחת כספי לקוחות וכן חובת גילוי נאות של פרטי חבילת תיירות. החלטה זו קיבלה ביטוי בחוק ההסדרים למשק המדינה לשנת 2002.

6. **פעילות בנגב**

משרד התיירות התמקד בעשור האחרון בפיתוח מערך של "תיירות צירית" בנגב, הנשענת על תוואים קדומים ודרכי הגוף באזור, פיתוח דרכי גישה לאתרים, פיתוח שירותים ומערכי אטרקציות וביסוס מוקדי איכסון במצפה רמון, בבאר־שבע ובים המלח.

הפיתוח התשתיתי בנגב ב־5 השנים האחרונות הסתכם בכ־180 מיליון ש"ח והתמקד במיזמים בכמה מאתרי הנגב: מצדה, עבדת, מצפה רמון, דרכי הבשמים, תשתיות לאיכסון מלונאי, פיתוח מיזמים בבאר־שבע ובאילת (השוק הבדואי, העיר העתיקה, תל באר שבע וכו'), מוזיאון חיל האוויר בחצרים ועוד. כמו כן, ניתנו בתקופה זו מענקים מעל 100 מיליון ש"ח להקמת בתי מלון בעין בוקק ובערד.

משרד התיירות מתכוון להמשיך בשנים הקרובות בפיתוח תשתית תיירותית באזור כבסיס להתפתחות של פעילות יזמית־עסקית, להתמקד בביסוס המערך המלונאי במצפה רמון כעוגן תיירותי ולהביא לביסוס תדמית האזור כאזור תיירות מדברית־הרפתקנית ותיירות סיור.

התמודדות משרד התיירות עם המשבר בענף

משרד התיירות מתמודד עם המשבר שפוקד את הענף מאז תחילת האירועים הביטחוניים באמצעות מערך כלים, שנועדו להקל על המשבר בענף, הן בצד ההיצע והן בצד הביקוש. בין הכלים שהופעלו בשנת 2002 ניתן למנות:

1. **הקמת קרן שיווק למלונות וקרן תמריץ למארגני תיירות נכנסת**

הקרן, בהיקף של 30 מיליון ש"ח, מטרתה, לבד מהסיוע הפיננסי שהיא מספקת למלונות, גם לעודד הפניית משאבים לשמירה על קשרים עיסקיים שפותחו. קשרים אלו יתרמו, כאשר המצב הגיאופוליטי ישתנה, לשיפור מיידי בהיקפי תנועת התיירות. קרן חדשה נוספת שהוקמה, בהיקף של 10 מיליון ש"ח, היא קרן תמריץ למארגני תיירות נכנסת. מטרת הקרן לעודד את המארגנים להגדיל במידה מירבית את הכנסותיהם מתיירות נכנסת.

2. **הסבה זמנית של חדרי מלון לשימושים אחרים**

מתוך הנחה שהמצב הנוכחי יימשך גם בעתיד הקרוב, גובשו אמות מידה לחסבה זמנית של חלק מחדרי בתי המלון לשימושים אחרים. הסבה זמנית זו תאפשר למלונות לנצל מקורות הכנסה אחרים, שיאפשרו גישור על פני התקופה הנוכחית ובמקביל תאפשר למלונות להמשיך לפעול ולהגדיל את היקף הפעילות בהם.

3. **קרן הלוואות בערבות מדינה למלונות**

קרן הלוואות בערבות חלקית של המדינה היא בהיקף של 400 מיליון ש"ח. ההלוואות ניתנות עד לשבע שנים, כאשר החזר הקרן מתבצע ב־5 השנים האחרונות לקבלת ההלוואה. ערבות המדינה היא בשיעור של 70% מהקרן והמדינה מסבסדת חלק מהריבית על ההלוואה. מסגרת ההלוואה נקבעת לכל מלון, בהתאם לרמת הפגיעה באזור שבו נמצא המלון ורמתו.

4. **עידוד תיירות פנים**

הגברה משמעותית, החל משלהי שנת 2000, של המשאבים המוקצים לתיירות פנים כתחליף לתיירות נכנסת. עיקר המשאבים הופנו למסע פירסום.

5. **שיווק**

התמקדות השיווק והעמקתו בפלחי שוק מזדהים (יהודים ונוצרים מאמינים) ובשיווק אילת כיעד תיירותי. בנוסף, הגדלת המשאבים ושיעור ההשתתפות בפעילותם של מארגני התיירות בארץ, סיטונאי תיירות בחו"ל ובפעילות גורמי תיירות מקומיים בירידים בחו"ל.

תשתיות ובינוי

הגבָּרת ההשקעות בתשתית היא אמצעי מרכזי של המדיניות הכלכלית, במיוחד בתקופה שבה נתון המשק בהאטה. מטרתן להסיר חסמים המַקשים על ההתפתחות המשקית ולהניע את גלגלי המשק, כדי להביא למיצוי פוטנציאל הצמיחה של המשק הישראלי.

ההשקעות בתשתית מבוצעות, ברובן, בידי גופים שאינם נכללים בתקציב המדינה – כגון חברת חשמל, רשות הנמלים, רשות שדות התעופה, "מקורות" ועוד. צפוי כי כלל ההשקעות במשק, על־ידי גופים אלה ועל־ידי הגופים המתוקצבים כאחד, יגדלו בשנת 2003 לעומת 2002. חלקן של ההשקעות בתשתית בתקציב המדינה יגדל בשנת 2003 ביחס לתקציב המקורי לשנת 2002, באופן משמעותי בעיקר בתחום התחבורה והמים.

עם זאת, חייבת הממשלה ליצור תנאים שיאפשרו להגדיל את ההשקעות בתשתית ממקורות חוץ תקציביים. פעילויות מרכזיות, שמומנו עד כה מתקציב המדינה, הולכות ומועברות ברחבי העולם במידה גוברת והולכת לידי המיגזר הפרטי. גם בישראל יושם דגש על מגמה זו בשנים הקרובות, בראש ובראשונה בתחומי תשתית התחבורה (כבישי אגרה, רכבות קלות), ייצור חשמל, תשתיות מים וביוב. בדרך זו ייתוספו מקורות למימון התשתיות וגם תגבר יעילות הפעלתן זאת בשל העברת ניהולן למיגזר הפרטי.

מֵיזָמִים רבים המתוכננים לקום על־ידי המיגזר הפרטי ועל־ידי גורמים ציבוריים אחרים, נתקלים בעיכובים משמעותיים בביצוע המֵיזָם בשלב האישורים הסטטוטוריים. כחלק מהמאמץ להאיץ את ההשקעות בתשתית החליטה הממשלה, במסגרת דיוני התקציב לשנת 2002, על קיצור הליכי תכנון במסגרת ועדה מיוחדת שתטפל במֵיזָמִים שעניינם תשתיות לאומיות ותיתן להם את העדיפות כנדרש מתרומתם של המֵיזָמִים למשק.

היערכותם של משרד הבינוי והשיכון, משרד התחבורה, משרד התשתיות הלאומיות ומשרד התקשורת להשגת היעדים הכלכליים של הממשלה בענפים שבתחום אחריותם מתבצעת בשני מישורים עיקריים:

האחד, באמצעות רפורמות מבניות, שתכליתן לייעל את דרכי הפעולה בענף – וליצור כללי משחק חדשים, בהסרת מִיגבלות מינהליות שונות ובשחרור צוואריּ בקבוק.

השני, באמצעות ניהול התקציב. בשנת 2003 יתאפיין התקציב בהגדלת ההשקעות הישירות בכבישים ורכבות, בהולכת הגז הטבעי, בפיתוח תשתיות במשק המים ובהמשך הסיוע למימון מפעלי ביוב ברשויות המקומיות.

השקעות בתחבורה

בהמשך להרחבת ההשקעות בתשתית הכבישים ובתשתית הרכבות בשנים האחרונות ולהתקדמות פיתוח נמל תעופה בן־גוריון (נתב"ג 2000) ולפיתוח נמל היובל באשדוד, צפויה בשנת 2003 האצה בפיתוח תשתיות בתחבורה היבשתית, האווירית והימית:

ההשקעה בתשתית התחבורה היבשתית בתקציב תגדל בשנת 2003 בכ־500 מיליון ש"ח, המהווה גידול ריאלי של כ־11% לעומת התקציב שהוגש שנה קודם. ההשקעות יתמקדו בתשתית המסילתית של רכבת ישראל, במעדכות הסעת המונים בתל־אביב, בירושלים בנתיבי תחבורה ציבוריים לאוטובוסים וכן במִיזָמים מרכזיים בערים הגדולות ובמערכת הכבישים הארצית.

בנוסף, בכוונת הממשלה להאיץ ביצוע על־ידי הסקטור הפרטי בהיקף של כ־5 מיליארד ש"ח במִיזָמים הבאים: כביש חוצה ישראל – הארכה צפונה ודרומה עד אליקים ועד דרומה לקריית גת, כביש 431 ממודיעין עד ראשון לציון דרך דשנים וכביש עוקף קריות וכן כביש 531 מרעננה עד רשפון.

השקעה בכביש חוצה ישראל – הזכיין ("דרך ארץ") החל בביצוע מיזם כביש חוצה ישראל הצפוי להסתיים בשנת 2003. בשנת 2002 עומד היקף ההשקעה על כ־1 מיליארד שקלים. בשנת 2003 צפוייה ההשקעה בכביש חוצה ישראל להסתכם בכ־1 מיליארד ש"ח נוספים.

ההשקעה ברכבת – ההשקעה בפיתוח הרכבת ממומנת מתקציב המדינה, ותסתכם בכ־1.2 מיליארד ש"ח בשנת 2003, המהווה גידול ריאלי של יותר מ־20% בהשוואה לתקציב המקורי לשנת 2002. בנוסף החליטה הממשלה לפעול להפיכת רכבת ישראל לחברה ממשלתית על מנת לאפשר האצת פיתוח תשתית הרכבת.

ההשקעה בנמלים – רשות הנמלים והרכבות פועלת לפיתוח נמל חיפה (הקמת נמל הכרמל) ונמל אשדוד (הקמת נמל היובל) בהיקף של כ־5 מיליארד ש"ח (2.5 מיליארד ש"ח בכל נמל). התוכנית כוללת: הארכת שוברי גלים, הוספת מזחים והגדלתם, הגדלת שטחי איחסון והצטיידות במנופים נוספים.

תוכנית המיתאר של נמל אשדוד אושרה והחל הביצוע של החלק הימי של נמל היובל. היקף ההוצאה בשנת 2003 במִיזָם זה צפויה להגיע לכ־730 מיליון ש"ח. המִיזָם כולו צפוי להסתיים בשנת 2005.

ההשקעה בשדות התעופה – רשות שדות התעופה החלה בבניית מסוף הנוסעים החדש בנתב"ג, שיושלם עד סוף שנת 2003. ההשקעה במִיזָם תעלה על 2.5 מיליארד ש"ח, בשנת 2003 צפוייה ההוצאה על המִיזָם להסתכם בכ־300 מיליון ש"ח. במרכז המִיזָם בניית מָסוף נוסעים חדש, שיאפשר – בתום השלב הראשון – קליטה של 12 מיליון נוסעים בנתב"ג. הקמת מסוף הנוסעים צפויה להסתיים במחצית השנייה של שנת 2003 והפעלתו המלאה במהלך המחצית הראשונה של שנת 2004.

תחום האנרגיה

תחום זה עבר בשנים האחרונות שינויים, שתכליתם להגביר את התחרותיות בכל שרשרת הייצור של הענף. תהליך זה יתמקד בשנה הבאה במשק הדלק ובמשק החשמל.

חשמל – בתחום ייצור חשמל יכולים גורמים פרטיים לתרום תרומה משמעותית לפיתוח המשק ולהגדלת ההשקעות בתשתית, מעל ומעבר להגברת התחרותיות והתרומה ליעילות. כיום מיוצרים פחות מ־3% מכמות החשמל בידי יזמים פרטיים. המשרד לתשתיות לאומיות פירסם בשנת 2001 מכרז לשילוב יצרנים פרטיים נוספים במשק החשמל בהיקף של כ־370-490 מגאוואט, כחלק ממיכסה של 20% מכושר הייצור שעליה החליטה הממשלה. במהלך שנת 2002 יושלם ההליך המכרזי והמשרד יפעל לפירסום מכרז נוסף.

בנוסף, יתאפשר ליצרנים עצמאים קטנים לקבל, ללא הליך מכרזי, רשיונות יצרן פרטי לצורך מכירת אנרגיה לחברת החשמל או לצד שלישי. צעד זה יגביר את היעילות והתחרותיות במשק החשמל.

תחום המים והביוב

פוטנציאל המים השפירים של ישראל, כ־1.5 מיליארד מטר קוב לשנה, מנוצל כיום במלואו ואף מעבר לכך. הרחבה משמעותית של פוטנציאל המים דורשת התפלת מי ים, בעלויות גבוהות יחסית למשק. הממשלה החליטה לאמץ תוכנית שתאפשר, מצד אחד, הפניית משאבים כספיים להגדלת ההשקעות בהשבת מי קולחין ומים שוליים אחרים בהיקף של 250 מיליון מטר קוב לשנה ולהתפלת מי ים בהיקף של 400 מיליון מטר קוב נוספים לשנה, ומצד שני, צמצום הסובסידיות התקציביות, תוך העלאת תעריפי המים השפירים להקלאות והיטלי הפקה שיביאו להגברת יעילות השימוש במים שפירים לצריכה חקלאית. צעדים אלה, בצד צעדי חיסכון במיגזר הביתי, יביאו לשיפור בהקצאת המים ולניהול יעיל ואחראי יותר של מקורות המים והמשאבים העומדים לרשות המשק.

בתחום הביוב – תימשך תנופת ההשקעה ברשויות המקומיות, בעיקר בהקמת מכוני טיהור של שפכים. אין ספק, כי הגידול המתמשך באוכלוסיית המדינה וההחמרה המתבקשת בתקנות איכות הסביבה, יגבירו את תנופת הפיתוח בתחום זה.

חוק תאגידי מים וביוב שאושר בכנסת במהלך שנת 2001 צפוי להביא לשינוי משמעותי במבנה משק המים והביוב ברשויות המקומיות. בהתאם לחוק שאושר בכנסת בשנת 2001, יוקמו תאגידי מים וביוב ברשויות המקומיות. הקמת התאגידים תאפשר להפנות משאבים רבים יותר לתחום זה בניהול יעיל וממוקד. הממשלה החליטה לסייע לתאגידים שיוקמו בדרך של השתתפות בהשקעות במיזמים בתחום התאגיד, כל זאת על מנת לזרז את הקמת החברות.

גם בשנת 2003 תועדף הקמת מפעלי טיפול בשפכים בשיטת ה־B.O.T. (הקמה, מימון, הפעלה והעברה) כדי להגיע למימון המקומיים בידי המיגזר הפרטי ולהעביר אליהם את האחריות להפעלה.

תחום התקשורת

בשנתיים האחרונות חווה ענף התקשורת העולמי האטה חריפה וזאת לאחר מספר שנים של צמיחה מואצת. ההאטה משקפת התפכחות מהציפיות לצמיחה מהירה בביקוש לשירותי תקשורת ולשירותי תקשורת רחבי פס בפרט.

תקשורת ניידת – בשנה האחרונה המשיך לגדול מספר המנויים והוא עומד כיום על למעלה מ־5.5 מיליון.

תקשורת נייחת – נרשם גידול מתון בלבד במספר קווי הטלפון של חברת בזק, בין השאר בשל הגידול בשימוש בטלפון נייד. מספר דקות השימוש ברשת 'בזק' עלה, למרות הירידה במספר דקות השיחה, וזאת בעיקר כתוצאה מעלייה בהיקף השימוש בטלפון לחיבור לאינטרנט. כמו כן, המשיך הגידול בכמות השיחות הבינלאומיות ובכמות השיחות שבין מנויי בזק לבין מנויי רשתות התקשורת הניידת.

גישה לאינטרנט – כאמור, מספר דקות הקישור לאינטרנט באמצעות טלפון המשיך לעלות בשנה האחרונה וזאת במקביל לכניסת שירות האינטרנט המהיר, המסופק על־ידי חברת "בזק" וחברות הכבלים, ואשר מונה כבר למעלה מ־100 אלף מנויים.

השידור הממלכתי – בכוונת הממשלה ליישם מספר שינויים ברשות השידור ובהם הפחתה בגובה אגרות הרדיו והטלוויזיה והעלאה מדורגת בחלקן היחסי של ההפקות החיצוניות מסך תקציב שידורי הטלוויזיה של הרשות.

שידורים רב ערוציים – בעקבות חדירת חברת הלוויין לשוק זה ירד מספר מנויי הטלוויזיה בכבלים, אולם מספרם הכולל של מנויי הטלוויזיה הרב ערוצית גדל והוא עומד כיום על כ־1.4 מיליון לקוחות. במהלך שנת 2003 צפויים להתחיל לשדר בכבלים ובלוויין מספר ערוצים יעודיים (ערוץ בשפה הרוסית, ערוץ חדשות וערוץ מוסיקה).

תחום הדואר – הממשלה החליטה כי תחום זה ייפתח בהדרגה לתחרות וכצעד ראשון לקראת מהלך זה הוחלט על הפיכת רשות הדואר לחברה ממשלתית עד סוף יולי 2003.

תחום השיכון

בשנת 1992, שבה החליטה הממשלה על הפסקת הבנייה במימון ציבורי, החלה פעילות השוק הפרטי

להתרחב – תהליך שהגיע לשיאו בשנת 1995. באותה שנה, ובמידה פחותה במעט גם בשנת 1996, הגיעה, ככל הנראה, הכמות הממוצעת של הבנייה לרמה שהיה בה למלא את דרישות עודפי הביקוש, שגרמו לעליות מחירי הדיור בראשית שנות ה-90.

בשל המצב הביטחוני בחודשים אוקטובר 2000–דצמבר 2001 נרשמה ירידה ברמת הביקושים לרכישת דירות (יחד עם עליית הביקוש לשכירת דירות), שלוותה בירידה בהיקפי התחלות הבנייה ובירידת מחירים בשוק.

בתחילת שנת 2002 נרשמת עלייה ברמת הביקושים לרכישת דירות הנובעת בעיקרה מירידת הריבית על המשכנתאות ומהמבצע להאצת הבנייה שיזמה הממשלה בשנת 2001.

יחד עם זאת, נמשכת מגמת הירידה בקצב שיווק הקרקע לבנייה על-ידי המדינה, והכרסום במלאי תוכניות הבנייה המאושרות, יחד עם ירידה נוספת במלאי הדירות הנמצאות בתהליך בנייה ובמלאי הדירות הבלתי מכורות מתוכן, דבר שעלול לפגוע ביכולת הענף להתאים את היקפי פעילותו למצב של גידול בביקושים בעתיד.

לאור האמור, הטילה הממשלה על משרד הבינוי והשיכון, מינהל מקרקעי ישראל ומשרד הפנים, לקדם ולהגיש לאישור מוסדות התכנון תוכניות בנייה למגורים בפריסה כלל ארצית מאוזנת, בהיקף של 60,000 יחידות דיור בכל אחת מן השנים 2003-2004, ולהביא לשיווק קרקעות שבבעלות המדינה, בהיקף של 70,000 יחידות דיור במהלך שנתיים.

משרד התחבורה

התקציב המיועד לתחומי התחבורה השונים לשנת 2003 מסתכם בכ־7 מיליארד ש"ח, מתוכם כ־456 מיליון ש"ח תקציב רגיל (ברוטו), כ־4.5 מיליארד ש"ח תקציב פיתוח, כ־490 מיליון ש"ח תחזוקת כבישים וכ־1.57 מיליארד ש"ח לתמיכות בתחבורה.

התקציב הרגיל

התקציב הרגיל של משרד התחבורה ומע"צ לשנת 2003 מסתכם בכ־460 מיליון ש"ח (מזה 280 מיליון ש"ח תקציב רגיל של משרד התחבורה ו־160 מיליון ש"ח תקציב אירגוני של מע"צ), כ־360 מיליון ש"ח מהם תקציב נטו, והיתרה היא הוצאה מותנית בהכנסה.

תקציב הפיתוח

תקציב הפיתוח של תשתיות התחבורה היבשתית לשנת 2003 מסתכם בכ־4.5 מיליארד ש"ח בהוצאה וכן הרשאה להתחייב בסך כ־4.9 מיליארד ש"ח. תקציב זה גבוה ריאלית בכ־13% מהתקציב המקורי לשנת 2002.

ההשקעה בתשתית התחבורה היבשתית (כבישים ומסילות ברזל) נועדה להבטיח נגישות ליעדים השונים (לרבות אזורי פיתוח וקישורם למרכזי התעסוקה בארץ) ולאפשר רמת ניידות מירבית, לנוסעים ולמטענים, הדרושה לפעילות הכלכלית ולמיצוי פוטנציאל הצמיחה של המשק בכל רחבי המדינה.

נוכח החשיבות של השקעות בתשתיות תחבורה, וכחלק מהמדיניות להאצת הצמיחה במשק, החליטה הממשלה להגדיל את תקציב ההשקעה בתשתיות תחבורה ב־500 מיליון ש"ח בהוצאה.

פיתוח תחבורה ציבורית

סך התקציב לפיתוח התחבורה הציבורית לשנת 2003 מסתכם בכ־1.8 מיליארד ש"ח והרשאה להתחייב בסך כ־1.7 מיליארד ש"ח.

נתיבי תחבורה ציבורית

כ־265 מיליון ש"ח מהתקציב מיועדים לפיתוח נתיבים בלעדיים לתחבורה הציבורית, וזאת במגמה לשפר

את מהירות הנסיעה באוטובוסים ולעודד את השימוש בהם למיגזר רחב של האוכלוסיה. במהלך שנת 1999 החל משרד התחבורה ביישום החלטת הממשלה להקמת נתיבים בלעדיים והקצאת נתיב שלישי בדרכים בינעירוניות לתחבורה ציבורית.

הסעת המונים ברכבות

כ־336 מיליון ש"ח מהתקציב מיועדים לפיתוח תשתיות של מערכות להסעת המונים הן בירושלים והן במטרופולין תל־אביב. במסגרת זו מבוצעות עבודות פינוי וקידום זמינות בתוואי המערכות.

142 מיליון ש"ח יועדו למימון פעולות חברת נת"ע (נתיבי תחבורה עתידיים) לקידום המיזם בתל־אביב ולפינויים בתוואי. ו־186 מיליון ש"ח יועדו למימון עבודת צוות תוכנית־אב ירושלים ולקידום פיזי של מיזם מערכת הסעת ההמונים בירושלים. ביולי 2001 התפרסם המכרז המפורט להקמת מיזם הרכבת הקלה בירושלים. המכרז צפוי להסתיים בסוף שנת 2002. תוצאות המכרז (מיון מוקדם) להקמת מיזם הרכבת הקלה בתל־אביב צפויות להתקבל בסוף שנת 2002.

מסילות ברזל בינעירוניות

התקציב הכולל של מסילות ברזל בינעירוניות לשנת 2003 מסתכם בכ־1.2 מיליארד ש"ח. תקציב זה גדול ריאלית בשיעור של כ־20%, בהשוואה לתקציב המקורי לשנת 2002. תקציב הרכבת צפוי לגדול ב־220 מיליון ש"ח נוספים בסוף שנת 2002 כחלק ממדיניות הממשלה לתיגבור סעיפי ההשקעה בתשתית.

70 מיליון ש"ח מיועדים לבניית מסילה שלישית באיילון, 100 מיליון ש"ח מיועדים לקו נתב"ג-מודיעין, 53 מיליון ש"ח להכפלת המסילה מפלשת לאשדוד, 34 מיליון ש"ח להכפלת המסילה תל־אביב-ראש־העין, 58 מיליון ש"ח למסילה כפר־סבא-ראש העין, 136 מיליון ש"ח לקו תל־אביב-נתב"ג, 194 מיליון ש"ח לשידרוג המסילה תל־אביב-ירושלים, 69 מיליון ש"ח לשלוחת ראשונים, 68 מיליון ש"ח לקידום תדירות השירות בין תל־אביב-ראשון לציון מערב, 15 מיליון ש"ח לקו המזרחי לוד-ראש־העין, 10 מיליון ש"ח לשידרוג והכפלת המסילה אשדוד-אשקלון ו־10 מיליון ש"ח מיועדים לשידרוג המסילה דימונה-באר־שבע.

בנוסף להשקעות בתשתית מסילות הברזל, כ־200 מיליון ש"ח מיועדים לרכישת ציוד רכבתי נייד, להגברת תדירויות בקווי נוסעים קיימים ולאפשר הפעלת קווי נוסעים חדשים.

כבישים עירוניים

תקציב הכבישים העירוניים של משרד התחבורה לשנת 2003 מסתכם בכמיליארד ש"ח והרשאה להתחייב בסך כ-1.2 מיליארד ש"ח. התקציב מיועד בעיקרו להשתתפות בהשקעה בפיתוח עורקים עירוניים ראשיים.

תקציב המשרד בשנת 2003 מיועד ברובו להאצת הקמתם של כבישים, שביצועם החל בשנים האחרונות ולהשלמתם, ביניהם מספר מִיזָמים גדולים בשלוש הערים הגדולות: תל־אביב – נתיבי איילון דרום ומספר מֶחלָפים; חיפה – דרך חקישון; ובירושלים – כביש הר הצופים, כביש 4 וכביש 9 צפון.

כבישים בינעירוניים

התקציב הכולל של הכבישים הבינעירוניים לשנת 2003 (למעט תחזוקת כבישים) מסתכם בכ־1.35 מיליארד ש"ח והרשאה להתחייב ב־1.5 מיליארד ש"ח.

בנוסף, החליטה הממשלה לקדם מספר מִיזָמים מרכזיים בשיתוף הסקטור הפרטי בשיטת .B.O.T ו־.P.F.I הוחלט לפרסם מכרז לביצוע ותפעול עוקף קריות ודרך דשנים (מערכת כבישים מרכזית באזור חיפה) בשיטת .B.O.T. כמו כן, הוחלט לפרסם מכרז .P.F.I לכביש 431 – כביש רוחב ממודיעין עד ראשון לציון, וכן מכרז נוסף בשיטת .P.F.I לכביש 531 בקטע רעננה־רשפון.

תוכנית הפיתוח של רשת הדרכים הבינעירוניות, עליה אחראית מע"צ, תתמקד בהמשך קידומם וסיומם של מִיזָמים, שהקמתם החלה בשנים 1995-2001. מִיזָמים אלו כוללים מֶחלָפים וגשרים בצמתים עמוסים והוספת נתיבים באותם כבישים צפופים המאופיינים ברמת שירות נמוכה.

בין המִיזָמים העיקריים באזור המרכז וירושלים נכללים – הרחבת כביש מס' 1 משער הגיא לאברגוש, הרחבת מֶחלף מורשה וצומת גלילות, עוקף כפר יונה, מֶחלף מסובים, מֶחלף רמלוד – מֶחלף לוד, מערכת מֶחלָפים השבעה – גגות והכפלת כביש 38, שבין רמת בית שמש למֶחלף שער הגיא.

בין המִיזָמים העיקריים באזור הצפון – כביש 79 בין צומת המוביל לצומת סומך, עוקף עפולה, צומת עמיעד – צומת מחניים, צומת פרדיס – צומת יקנעם, חוצה קריית שמונה ועוקף צפת.

בין המִיזָמים העיקריים באזור הדרום – הקמת כביש 31 בין רהט לאשל הנשיא, קריית מלאכי – צומת ראם, צומת ראם – צומת נחשון וצומת ברכיה – צומת פלוגות.

97 מיליון ש"ח מיועדים לנושא תכנון, קידום זמינות והפקעות. 55 מיליון ש"ח מיועדים לפיתוח כבישים במיגזרי מיעוטים.

כביש חוצה ישראל

סכום של 252 מיליון ש"ח מיועד למימון פעולותיה של חברת כביש חוצה ישראל, שיוקצו בשנת 2003 להמשך רכישת הבעלות על מקרקעי הכביש ובפינוי תשתיות לאורך התוואי, בהתאם להתחייבות המדינה כלפי הזכיין שנבחר במכרז. במרכן מיועד התקציב לפיתוח ולקידום סלילת קטעים 19-20.

המיזם, שעלותו נאמדת בכ־1 מיליארד דולר ימומן בעיקר על־ידי המיגזר הפרטי. היזם הפרטי החל בעבודות בסוף שנת 1999. בשנת 2000 השקיע היזם במיזם כ־500 מיליון ש"ח, בשנת 2001 כ־800 מיליון ש"ח ובשנת 2002 צפוי היזם להשקיע כ־1 מיליארד ש"ח. בשנת התקציב 2003 צפוי היזם להשקיע כ־580 מיליון ש"ח.

בחודש אוגוסט 2000 החליטה הממשלה לפעול להקמתו של קטע 18 (עירון־ואדי מילק) בכביש חוצה ישראל, באמצעות הוספת קטע כביש זה לזכיין של הכביש או באמצעות מכרז חדש לעניין זה. נוסף על כך החליטה הממשלה על הארכתו של הכביש דרומה, עד דרומית לקריית גת (קטעים 19 ו־20), במימון המדינה והפעלתו ככביש אגרה.

תקציב תחזוקת כבישים בינעירוניים

ההשקעה בתחזוקת כבישים בשנת 2003 תעמוד על כ־490 מיליון ש"ח, המהווה גידול של 2% בהשוואה לשנת 2002. תחזוקת הכבישים תורמת לחיסכון בעלויות התפעול וחיסכון בזמן של המשתמשים ולהפחתת מספרן של תאונות דרכים.

בשנת 2003 יימשך תהליך העברת עבודות תחזוקת שָבָר לביצוע המיגזר הפרטי העיסקי. כמו כן, בתחילת שנת 2002 פורסם מכרז תחזוקה רב־שנתי. המשך פרסום מכרזים דומים צפוי גם בשנת 2003.

תמיכות בתחבורה

התמיכה בתחבורה מסתכמת, כאמור, בכ־1.57 מיליארד ש"ח – מהם כ־1.13 מיליארד ש"ח לתחבורה ציבורית באוטובוסים. סכום של כ־1.07 מיליארד ש"ח מיועד לסובסידיה ישירה להורדת תעריף הנסיעה לנוסע: מתוכם 444 מיליון ש"ח לסובסידיה שוטפת, ו־625 מיליון ש"ח למימון הנחות לחיילים ולקבוצות מסויימות באוכלוסייה (בעיקר לנוער בשיעור של 50%, ולמשפחות מעוטות יכולת בשיעור של 33%). כמו כן, זכאית אוכלוסיית האזרחים הוותיקים להנחה בשיעור של 50% על מחיריהם המלאים של כל אמצעי הכירטוס בקווי התחבורה הציבורית השונים. סכום של כ־250 מיליון ש"ח מיועדים לתמיכה ברכישת אוטובוסים לתחבורה ציבורית.

תמיכות נוספות ניתנות לרכבת; למימון הנחות לתושבי הארץ לטיסות פנים ארציות, להובלה יבשתית של מטענים דרך גמל אילת, לכיסוי גירעון ההפעלה של מסופי גבול יבשתיים ולתמיכה בענף הספנות.

שינויים מבניים בתחבורה

תחרות בתחבורה הציבורית

בינואר 1997 החליטה הממשלה לפתוח את ענף התחבורה הציבורית לתחרות, באמצעות הקצאת רשיונות להפעלת קווי שירות בהליך תחרותי.

הממשלה, אגד, דן וחברת תחבורה ציבורית בבאר־שבע הגיעו להסכמים המסדירים מספר נושאים בספיים ונוהלי עבודה הנגזרים ממהלכי התחרות שמיישמת הממשלה בענף התחבורה הציבורית. בין היתר הוסדרו נושא התחנות המרכזיות, השתתפות אגד ודן בתחרות, אופן בחירת הקווים שיוצאו לתחרות, מנגנון התחשבנות לגבי הקווים הללו ועוד.

במהלך שנת 2000 פורסם מכרז להפעלת 5.5% מפעילות אגד, הכולל כ־130 קווים ובכללם אזורי צפת, נהריה, נתניה, חדרה, רמלה, קריית ספר וקווים בינעירוניים בין באר־שבע לתל־אביב. כמו כן, פרסם משרד התחבורה מכרז נוסף, בהיקף של 2.5% נוספים מפעילות אגד. לקראת סוף שנת 2001 פורסם מכרז נוסף בהיקף של 8% מפעילות דן. תוצאות המכרזים הביאו לירידה בכ־35% בתעריפי הנסיעה ושיפור משמעותי ברמת השירות.

בנוסף, כחלק מהמדיניות לשיפור השירות בתחבורה הציבורית, החליטה הממשלה כי תוקם מסלקה לסליקת כרטיסים משותפים וכן תתאפשר הפעלת אוטובוסים איכותיים המיועדים לתיירות בקווים בין עירוניים של התחבורה הציבורית.

שינויים מבניים להשגת יעדי מדיניות הממשלה בתחום התחבורה האווירית

הפחתת עלויות והעלאת רמת השירות בתחום ניטול המטענים – חברת ממ"ן

חברת ממ"ן מהווה כיום מונופול בתחום ניטול המטענים הלא תקלאיים המובלים בדרך האוויר, ולפיכך תעריפיה מפוקחים. ביום 8 בינואר 1997 החליטה הממשלה על פתיחת תחום ניטול המטענים בנתב"ג לתחרות, ולשם כך הנחתה את רשות שדות התעופה לפרסם מכרז, שבמסגרתו יוכנס מפעיל נוסף שיקים מסוף מטענים בנתב"ג.

במהלך שנת 2000 נערך סיכום בדבר פינוי מיתחם בסיס החספקה בחיטס, האמור לשמש לפעילות ניטול

המסענים בידי המפעיל הנוסף בשלב הראשון לפעילותו. בסוף שנת 1999 נחתם הסכם בין הממשלה לרשות שדות התעופה ולחברת ממ"ן, המסדיר, בין היתר, את פתיחת הענף לתחרות. באוגוסט 2000 פירסמה רשות שדות התעופה מכרז (מיון מוקדם) למפעיל נוסף, שיקים ומפעיל מסוף מסענים בנתב"ג ובמאי 2002 פורסם המכרז המפורט. תחילת הפעילות המלאה של המפעיל הנוסף צפויה במהלך שנת 2005.

יישום צעד זה צפוי להביא להשקעות בהיקף של עשרות מיליוני ש"ח על־ידי הסקטור העיסקי, לשיפור רמת השירות בכל הקשור בניטול מסענים ולהורדת המחירים בגין שירותים אלו.

העלאת רמת שירות והפחתת תעריפים בתחום התעופה

תעופה סדירה

בחודש אוגוסט 1997 החליטה הממשלה, שקווי תעופה ליעדים קרובים, שאינם מופעלים על־ידי חברת אל־על, יאושרו להפעלה על־ידי מובילים ישראלים אחרים. בהמשך להמלצות צוות בינמשרדי, בראשות ראש מינהל התעופה האזרחית, החליט שר התחבורה להעניק לחברת ארקיע רשיון להפעלת טיסות סדירות לעמאן, שתוקפו מיום 1 בנובמבר 2000. עובדי אל־על עתרו נגד החלטה זו.

במסגרת החלטות הממשלה על המדיניות הכלכלית לשנת 2000, ובהמשך למדיניות הממשלה בנושא המוביל האזורי, הוחלט על נקיטת צעדי ליברליזציה נוספים בתחום התעופה הסדירה. במסגרת זאת, הוחלט על הסמכת מובילים ישראליים אחרים, במקום אל־על, כמובילים סדירים נקובים לכל יעד אשר איננו מופעל או לא יופעל בעתיד על־ידי אל־על לתקופה של יותר מ־6 חודשים.

בהמשך החליטה הממשלה, באוגוסט 2001, על הסמכת מוביל ישראלי נוסף, לצד אל־על, ליעדים שבהם פעילות אל־על דלילה. יישום החלטה זו יביא להגדלת נתח השוק הישראלי בתחום זה. החלטת ממשלה נוספת התקבלה ביולי 2002 בדבר הסמכת מובילים נקובים לצד או במקום אל־על בקווים בהם נתח השוק הישראלי נמוך משמעותית מנתח השוק של המוביל הזר.

הסכמי תעופה בינלאומיים — הסרת הגבלות על התחרות

הסכמי התעופה הבינלאומיים מאפשרים כיום למובילים הסדירים בקווי התעופה שבין המדינות לקיים תיאום בהפעלת הקווים, לרבות בתעריפי הטיסה ובקיבולת המוצעת על ידן במשותף.

הסכמים אלו (כגון: תיאום תעריפים, הסכמי תמלוגים, "קוד שרינג") מונעים לעיתים תחרות ופוגעים ברווחת הצרכן. כדי למנוע פגיעה, כאמור, החליטה הממשלה, ביום 22 באוגוסט 1999, להנחות את ראש מינהל התעופה, לקבוע נהלים, שלפיהם לא יחתם הסכם תעופה בינלאומי או הסכם מסחרי הכרוך בהגבלת

התחרותיות. החלטת ממשלה נוספת, מיום 16 באוגוסט 2000, קבעה, כי אחת מאמות המידה לאישור טיסות שֶׂכֶר ליעד מסוים יהיה קיומו של הסכם מגביל תחרות בין המובילים הסדירים בקו.

ביום 16 באוגוסט 2000 החליטה הממשלה לבטל את הפטור הגורף הקיים כיום בחוק ההגבלים העיסקיים, לגבי הסדר כובל שעניינו תובלה בינלאומית באוויר. במקום הפטור האמור, יתקיים פטור להסדרים כובלים בתחום התובלה האווירית הבינלאומית, אם הכבילות מתחייבת מאמנה בינלאומית, שישראל צד לה ואם פגיעת ההסדר קטנה מהתועלת הציבורית הצומחת ממנה.

שדה תעופה חיפה

באוגוסט 1997 החליטה הממשלה להעביר את הפעלתו של שדה התעופה חיפה מרשות שדות התעופה לגורם פרטי. שדה התעופה חיפה מהווה כיום, למעשה, את שדה התעופה הבינלאומי המשלים היחידי לנתב"ג. יישום ההחלטה המוצעת צפוי להביא לפיתוח משמעותי יותר של שדה התעופה בחיפה, להעלאת רמת השירות, ולמימוש פוטנציאל ההשקעה במשק על־ידי הסקטור העיסקי, בהיקף של מאות מיליוני ש"ח. באוגוסט 2001 החליטה הממשלה לפרסם מכרז לפיתוחו והפעלתו של שדה התעופה חיפה.

שירותי תדלוק מטוסים בנתב"ג

שירותי התדלוק בנתב"ג ניתנים כיום על־ידי חברת 'שירותי תעופה', הפועלת כמונופול בתחום. באמצע שנת 2000 פירסמה רשות שדות התעופה מכרז לחברה נוספת שתספק שירותי תדלוק בנמל התעופה בן גוריון. המפעיל החדש צפוי להתחיל לפעול עד סוף שנת 2002 תוך ירידה של עשרות אחוזים במחיר השירות והיסכון ניכר למשק התעופה.

רישוי ורכב

שירותי הוראה לנהגים

במגמה להגביר את התחרות בתחום קורסי חובה לנהגים (קורס נהיגה נכונה וקורס ריענון לנהג חדש) ואת רמת השירות הנהוגה בו, התפרסם מכרז ביום 27 במאי 1999 להסמכת גופים נוספים להעברת קורסי הדרכה לנהגים באזור הדרום. גופים אלה (המכללה למינהל ורשת עמל הישגים) החלו בפעילותם במהלך 2002. מכרזים למתן שירות באזור המרכז, בירושלים ובאזור הצפון צפויים להתפרסם בהמשך.

ייבוא כלי־רכב

כדי להסיר חסמים בענף ייבוא רכב, החליטה הממשלה, לבטל את החיוב בקיום ייבואן בלעדי, לצמצם מיגבלות על רמות מלאי חלפים, לבטל את החיוב להחזיק מוסך שירות מרכזי בבעלות הייבואן, ולממש

אפשרות הסדרת האחריות הניתנת לרכב ללא הטלת חובה להתקשר עם היצרן לשם כך. כמו כן, החליטה הממשלה להתיר ייבוא חופשי של צמיגים העומדים בתקן מבלי להתנות זאת בקיום קשר ישיר בין הייבואן ליצרן.

שירותים לציבור על־ידי אגף הרישוי ואגף הרכב

אגף הרישוי ואגף הרכב במשרד התחבורה מספקים כיום מיגוון רחב של שירותים לציבור. בין היתר מבצעים האגפים פעילויות טכניות רבות, שניתן להעבירן לביצועם של גורמים לא ממשלתיים. החלטת ממשלה מיום 16 באוגוסט 2000 קבעה כי פעולות דלפק מסויימות יועברו לגורמים חיצוניים (כגון הפקת דו"ח קנסות, הפקת רשיון רכב והפקת רשיון נהיגה). יישום החלטה זו ישפר את השירות הניתן למאות אלפי נהגים הנזקקים מדי שנה לפעולות רישוי רכב ונהיגה.

תקינת כלי־רכב

הממשלה החליטה לתקן את תקינת כלי הרכב בישראל באופן שיהיה זהה לתקן הקיים בשוק האירופי המשותף או בארצות הברית. יישום החלטה זו צפוי להקל על ייבוא אישי של כלי־רכב ולהוזיל עלויות כלי־רכב בישראל, שכיום נדרשים לעמוד בתקנים יחודיים, המחייבים התאמות ספציפיות בייצור ומייקרים אותם.

מענה קולי ברשות הרישוי

מכרז למתן שירותי מענה קולי התפרסם במהלך 2002. הזוכה במכרז זה צפוי לשפר בצורה משמעותית את השירות במשרדי הרישוי תוך ביטול הצורך, במספר רב של פניות, בהגעה פיזית למשרדי הרישוי ובכך להקל על קהל הפונים למשרדי הרישוי. למכרז ניגשו למעלה מ־10 מתמודדים. בחירת הזכיין צפויה בספטמבר 2002 והתחלת פעילותו צפויה בתחילת שנת 2003.

שינויים מבניים בתחום פיתוח התשתית התחבורתית

פיתוח תשתית הרכבות

באוגוסט 1997 החליטה הממשלה על הקמתה של חברת רכבת ממשלתית והסדרתה של הפעילות בענף ההובלה ברכבת, וזאת במסגרת של חקיקה חדשה. כמו כן, החליטה הממשלה לפעול לשילוב המיגזר הפרטי בפיתוח רשת מסילות הברזל, על־ידי הכנת מרכז בינלאומי להקמתו ולהפעלתו של קו רכבת חדש במתכונת .B.O.T

במהלך שנת 1998 הוחל ביישום החלטת הממשלה בנושא שילוב המיגזר הפרטי בפיתוח רשת מסילות

הברזל, לרבות קו רכבת בין תל־אביב לכפר־סבא, דרך ראש־העין ופתח־תקווה. הסקטור הציבורי יקים במקום זה את התשתית המסילתית ויפרסם במקביל מכרז לבחירת זכיין שיפעיל את השירות וירכוש את הרכבות.

מבנה הרכבת

ביום 16 באוגוסט 2000 החליטה הממשלה כי ימונה צוות בינמשרדי, לגיבוש המלצות בנושא המבנה האירגוני של פעילות הרכבת בישראל, ברוח המגמות המקובלות במדינות המערב, ולשם יצירת תנאים נוחים לשילוב הסקטור הפרטי בתחום התובלה ברכבת בישראל ויצירת תנאים שוויוניים והוגנים בשימוש בתשתיות לכלל המפעילים שיפעלו בענף בעתיד. במהלך 2001 הושג סיכום על אופן הפרדת הרכבת מרשות הנמלים. סיכום זה אומץ על־ידי הממשלה באוגוסט 2001. בנוסף, החליטה הממשלה, ביולי 2002, כי הרכבת תאוגד כחברה ממשלתית תוך הפרדתה המלאה מרשות הנמלים.

תחבורה ימית

תעריפי הנמלים

ביום 22 באוגוסט 1999 החליטה הממשלה לשנות את גובה התשלומים בגין שירותי הרשות זאת על בסיס מספר עקרונות, ובין היתר, התשלומים ישקפו את העלות התפעולית הכרוכה במתן השירותים שבגינם הם נגבים בלבד, ביטול הסיבסוד הצולב בגין התשלומים בעד שירותי הרשות השונים, התעריפים התפעוליים יוצמדו למדד המחירים לצרכן ויוסל עליהם מקדם ואגרת הרציף תופחת לשיעור שיאפשר כיסוי עלויות ההון של הרכוש הקבוע של הרשות (רציפים), זאת למעט עלויות ההון של הציוד.

מבנה הנמלים

שלושת נמלי ישראל (חיפה, אשדוד ואילת) מופעלים על־ידי רשות הנמלים והרכבות, שהוקמה על־פי חוק בשנת 1961. להוציא שינוע פחם ודלק לסוגיו, כל המטענים בדרך לישראל וממנה משונעים בלעדית בנמלי הרשות, אשר אינם חשופים לתחרות פנימית או חיצונית.

ביום 22 באוגוסט 1999 החליטה הממשלה להנחות את רשות הנמלים והרכבות להשתלב במציאות העיסקית המשתנה, וכחלק מתהליך זה, לארגן את הנמלים בשלושה מרכזי רווח תפעוליים ומרכז רווח נוסף לתשתית.

בנוסף, החליטה הממשלה על תיאגוד הנמלים כ־3 חברות נפרדות (חברות בת של רשות הנמלים), שיתחרו ביניהן.

ייעול השימוש בתשתית נמלים קיימת

ביום 12 באוגוסט 1998, החליטה הממשלה להנחות את רשות הנמלים לאפשר למספנות ישראל לעשות שימוש מסחרי בתשתיות הקיימות בשטחי המספנות, וזאת בהתאם להסכם שביניהן. בנוסף, הוחלט להקים צוות בינמשרדי שיפעל להכנת סקרי הִיתָּכנות ובדיקות כדאיות כלכלית לחלופות שונות לשימושים נמליים כלכליים בשטח המספנות. הוועדה בוחנת חלופות מספר לשימושי נמל בשטח של המספנות בעתיד.

בהחלטה מס' 130, מיום 22 באוגוסט 1999, הנחתה הממשלה את רשות הנמלים והרכבות להתיר למספנות ישראל לפרוק חול וסוכר בשטחה, בתנאים כלכליים הוגנים, ולשלם בגין השימוש תשלום מתאים לרשות, וזאת החל מיום 30 בספטמבר 1999.

המו"מ בין רשות הנמלים והרכבות למספנות ישראל מתמשך זה זמן רב ובעקבות כך הוגש בג"ץ על-ידי מספנות ישראל ליישום התלטת הממשלה. בית-המשפט נתן אורכה לניהול המו"מ.

משרד התקשורת

תקציב משרד התקשורת לשנת 2003 מסתכם בכ־68 מיליון ש"ח.

ענף התקשורת הוא אחד הגורמים החשובים ביותר בהתפתחותן של מדינות המערב ובצמיחתן. תשתית תקשורת מתקדמת ושירותי תקשורת מגוונים בפריסה גיאוגרפית רחבה הם תנאי הכרחי להבטחת כושר התחרות של המשק הישראלי בעולם ולשיפור רמת הרווחה של אזרחיו.

בשנתיים האחרונות חווה ענף התקשורת העולמי האטה חריפה זאת לאחר מספר שנים של צמיחה מואצת. ההאטה משקפת התפקחות מהציפיות לצמיחה מהירה בביקוש לשירותי תקשורת ולשירותי תקשורת רחבי פס בפרט. הציפיות להאטה בקצב האימוץ של יישומי פס־רחב הביאו לתאטת קצב ההשקעות בתחום התקשורת ולתגובת שרשרת, שהֵרֵעָה את יכולתן של חברות תקשורת ויצרני ציוד תקשורת ומפתחיו לגייס כספים בשוק ההון. גיוסים אלו הם אשר איפשרו את הפיתוח המואץ בענף עד לפני כשנתיים.

משרד התקשורת סיפק בעבר שירותי בזק ודואר לאזרחים. מאז הקמתן של חברת "בזק" ורשות הדואר, משמש משרד התקשורת גוף מטה, האחראי על הסדרת הענף והפיקוח על החברות הפועלות בו. המשרד אחראי על יישום מדיניות התקשורת של הממשלה ועל קביעת כללי הפעולה המתאימים בתחומים השונים של הענף זאת בהתאם לשינויים התכופים החלים בו. עיקר הפיקוח מתמקד בגופים הנהנים מתנאי מונופול או מדומיננטיות בתחום פעילותם ובכלל זה חברת "בזק", רשות הדואר וחברות הכבלים. המשרד גם אחראי לרישוי החברות הפועלות בשוקי התקשורת, להקצאת תדרי רדיו לשימושים שונים ולקביעת תקנים לציוד בזק. בהיותו משרד מטה, עיקר תקציבו של משרד התקשורת מיועד למימון שכר, הוצאות תפעול שוטפות, רכישת שירותי ייעוץ, עריכת מחקרים וסקרים ורכישת ציוד המייעל ומשפר את יכולת הפעולה והפיקוח של המשרד.

בחודש מארס 2002 מינה שר התקשורת ועדה ציבורית בראשות מנכ"ל המשרד, לגיבוש המלצות בגין המתכונת הנדרשת להקמתה של רשות לאומית לתקשורת. רשות זו אמורה לפעול במקומו של משרד התקשורת, בדומה למתכונת הרגולטורית הנהוגה לעניין זה במדינות מערביות רבות. הוועדה צפויה להגיש את המלצותיה לשר התקשורת ברבעון האחרון של שנת 2002. בשנת 2003 יידרש המשרד לקידום הנושא ובכלל זה למינוי צוות להקמתה של הרשות האמורה.

בנוסף, בכוונת המשרד להפנות משאבים ולפעול בשנת 2003 לקידום הנושאים הבאים:

בתחום הבזק, יימשכו הפעולות לפתיחת שוק התקשורת הפנים ארצי לתחרות, להרחבת התחרות בשוק התקשורת האישית הניידת ולהסדרת נושא המיספור.

ביום 25 ביולי 2001 אישרה הכנסת את הצעת חוק הבזק (תיקון 24), התשס"א-2000, אשר שמו שונה לחוק התקשורת (בזק ושידורים), והוא כלל הסדרה של מספר נושאים: בתחום הבזק השינויים העיקריים הם מתן אפשרות להעניק לחברות הכבלים רשיונות שידור כלליים, מתן אפשרות לעשות שימוש במתקן בזק של אחר (unbundling), הסדרת שימוש משותף בתיול הפנימי בחצר הלקוח, קיצור ההליכים להתקנת תחנות שידור וקליטה אלחוטיות ועוד; בתחום השידורים, השינויים העיקריים הם עיגון הסכם התמורה שתשולם על-ידי חברות הכבלים למדינה, ביטול הבלעדיות של חברות הכבלים, מעבר ממשטר זיכיונות שידור למשטר של רשיונות שידור, עיגון חובת הפקות המקור של בעלי רשיונות לשידורים ועוד. במסגרת הרחבת התחרות בתחום שירותי הבזק הנייחים בכוונת המשרד לאפשר את המשך כניסתן של חברות הטלוויזיה בכבלים לתחרות בתחום הבזק.

בהמשך לתיקון האמור בחוק התקשורת העניק שר התקשורת בשנת 2002 רשיונות מפ"א לחברות הכבלים להספקת שירותי גישה מהירה לאינטרנט. בחודש יולי 2002, לאחר שאושר (תחת תנאים) מיזוג חברות הכבלים על-ידי הגופים המסדירים, הגישה החברה הממוזגת בקשה לקבלת רשיון מפ"א לאספקת שירותי תקשורת בפריסה כלל ארצית ובכללם שירותי טלפוניה. המשרד לומד את הבקשה והענקת הרשיון צפויה עד לתחילת שנת 2003.

לאור העובדה שבשוק התקשורת הפנים ארצית הנייחת לא התפתחה תחרות של ממש, מינה שר התקשורת במארס 2002 ועדה ציבורית לגיבוש מדיניות וכללים לפתיחת התחרות בתחום התקשורת הנייחת (ועדת קרול). הוועדה הגישה המלצותיה לשר התקשורת ב-8 באוגוסט 2002. העיקרון שעומד בבסיס ההמלצות הוא הקטנת חסמי הכניסה הרגולטוריים לתחום התקשורת הנייחת. להלן עיקר המלצות הוועדה:

1. פתיחה מיידית לתחרות של שירותי תשתית, תמסורת ותקשורת נתונים, ללא דרישת אזורי ביקוש ושירות אוניברסלי.

2. החל מיום 1 באוגוסט 2004 – ביטול החובה המוטלת על ספקים חדשים של שירותי טלפוניה לספק שירותים באזורי ביקוש מוגדרים.

3. חובת ההפרדה המבנית תחול רק על גוף הפועל כמונופול בתחום הבזק, כאשר חובה זו נדרשת להבטחת קיום תחרות. חובת ההפרדה המבנית לא תחול על מפעילים חדשים בתחום התקשורת הפנים ארצית הנייחת.

4. הקלות בתנאי הסף לקבלת רשיונות מפ"א.

5. מתן היתר לגופים בעלי תשתיות תקשורת – כגון חברת חשמל, רכבת ישראל, מקורות ועוד – לספק שירותי תקשורת או להחכיר תשתיות אלו לאחרים.

6. הארכת תקופת הבלעדיות של חברות התקשורת הבינלאומיות עד ליום 1 בינואר *2004*.

לשם יישום חלק מההמלצות יידרשו תיקוני חקיקה ותיקוני תקיקת משנה.

בשוק התקשורת האישית הניידת, פרסם המשרד מכרז להענקת רשיונות לתקשורת אישית ניידת במהלך שנת 2001, הן למפעיל חדש והן ליישומי דור שני ושלישי עבור מפעילים קיימים ו/או חדשים. במכרז הוצעו למכירה 4 חבילות תדרי דור שני ו־4 חבילות תדרי דור שלישי. במהלך חודש ספטמבר 2001 הוגשו ההצעות למכרז. חברת "סלקום" וחברת "פרטנר" הגישו הצעות לתדרי הדור השני ולתדרי הדור השלישי, בעוד שחברת "פלאפון" הגישה הצעה לתדרי הדור השלישי בלבד. לא הגישו הצעות הן חברת "מירס" והן מפעיל חדש. המכרז הסתיים בדצמבר 2001 ורצועות התדרים הוקצו לחברות תמורת סכום כולל של כ־1 מיליארד ש"ח, שנפרש על פני מספר שנים. בשנת 2003 צפויות חברות הרס"ן (רדיו טלפון נייד) להתחיל בהשקת שירותי דור 2.5.

במהלך שנת 1999 החל המשרד בפיתוח תוכנית מיספור חדשה, שתבסיח מרחב מספרים הולם לצורכי תחרות, ותאפשר לנייד מספרים בין כל מפעילי התקשורת בארץ, ובכך יאפשרו מעבר של מנוי ממפעיל למפעיל ללא שינוי מספר הטלפון האישי שלו. במהלך שנת 2002 החל המשרד ביישום תוכנית המיספור החדשה והמשך יישומה צפוי בשנת 2003.

במסגרת פיתוח התחרות בתחום הבזק מתכננת המדינה למכור את החזקותיה בחברת "בזק", העומדות כיום על כ־54%, באמצעות מכירת גרעין השליטה במכרז, זאת לאחר שהושג הסדר עם עובדי החברה, בנוגע לפרישת עובדים ובנוגע להבטחת זכויות יתר העובדים לאחר ההפרטה הצפויה.

בתחום השידורים לציבור, המשרד יפעל בשני תחומים – שוק השידורים הממוענים ושוק השידורים המסחריים.

במהלך 1998 תוקן חוק הבזק ואושרו התקנות המאפשרות למשרד להעניק רשיונות לשידורי טלוויזיה ממוענים באמצעות לוויין. חברת הלוויין החלה לפעול בחודש יולי 2000 ותוצאות התחרות כבר ניכרות בשוק. במהלך שנת 2001 אושרה, כאמור, הצעת חוק הבזק (תיקון 24), אשר משנה את אופי הפעילות וההסדרה של תחום השידורים. לפי החוק החדש, חברות הטלוויזיה בכבלים, אשר פעלו עד כה באמצעות זיכיונות, עברו לפעול באמצעות רשיונות שידור כלליים. התיקון לחוק ביטל את הבלעדיות שהייתה לחברות הכבלים בהספקת שירותי טלוויזיה בכבלים. כמו כן, מאפשר התיקון בחוק להעניק רשיונות שידור מיוחדים להספקת מספר ערוצים למנויים. בשנת 2002 העניקה המועצה לשידורי כבלים ולשידורי לווין רשיונות שידור מתאימים לחברות הכבלים. בשנת 2003 יוסדרו נושאים שטרם קיבלו מענה, ואשר דרושים לצורך פעילותן של חברות הכבלים והלווין ופעילותם של הערוצים הייעודיים.

בשנים 2002-2001 נבחרו זכיינים להפעלת שלושה ערוצים ייעודיים (ערוץ חדשות, ערוץ מוסיקה וערוץ בשפה הרוסית).

ערוץ 2 החל את שידוריו המסחריים בחודש נובמבר 1993. בחודש נובמבר 2003 אמורים לפקוע זיכיונות השידור של ערוץ זה. בחודש יולי 2002 החליטה הממשלה לתמוך בחקיקה שתאריך בשנתיים את תקופת הזיכיון של זכייני הערוץ השני, וזאת בכפוף לתנאים שייקבעו על ידי צוות שרים מיוחד.

בראשית שנת 2000 אישרה הכנסת תיקון בחוק הרשות השנייה, המאפשר פרסום מכרז לערוץ מסחרי נוסף. במהלך שנת 2001 נקבעו שני זוכים במכרז, אשר פעילותם מוזגה לאחרונה. שידורי ערוץ 10 לא נחלו עד כה הצלחה גדולה ושיעורי הצפייה בהם נמוכים.

במסגרת החלטות הממשלה בדבר המדיניות הכלכלית לשנת 2002 הוחלט לאחד את פעילות המועצה לשידורי כבלים ושידורי לוויין עם פעילות מועצת הרשות השניה לטלוויזיה ורדיו, כך שהפיקוח על התכנים המשודרים בערוצי הטלוויזיה המסחריים לסוגיהם יעשו באמצעות גוף אחד. שר התקשורת מינה צוות לגיבוש הצעת חוק שתיישם את ההחלטה. הצעת החוק עברה בקריאה ראשונה בכנסת וכעת היא מונחת לדיון על שולחן ועדת הכלכלה של הכנסת.

במסגרת מדיניות המשרד לקידום התחרות בענף הדואר, מונתה בחודש מארס 1998 ועדה ציבורית (ועדת ברודט), שבחנה את ענף הדואר. הוועדה עסקה בגיבוש המלצות על מבנה התחרות בענף, על אופן התאגדות המתאים לרשות הדואר ובקביעת הסדר תעריפים חדש לרשות. ביום 18 באוגוסט 1999 הגישה הוועדה את המלצותיה לשר התקשורת ולשר האוצר.

המלצות הוועדה, אשר טרם יושמו, מתוות את המדיניות לפתיחת ענף הדואר לתחרות. ההמלצות העיקריות בדו"ח כוללות פתיחה של התחום לתחרות, כך שכל גוף יוכל לספק שירותי דואר, הפיכת הרשות לחברה ממשלתית והפחתה של תעריפי רשות הדואר.

על בסיס המלצות אלו קבעה הממשלה בהחלטה מספר 2312 מיום 30 ביולי 2002 את המתווה לפתיחת התחום לתחרות. על־פי מתווה זה, רשות הדואר תחדל לפעול כתאגיד סטטוטורי ופעילותה תועבר תוך שנה ממועד ההחלטה לחברה ממשלתית, תחום הדואר יפתח לתחרות באופן הדרגתי ומבוקר ותעריפי הרשות יופחתו (בשיעור של 4% בממוצע ב־1 בינואר 2003 ובהמשך לפי מקדם התייעלות שנתי, שייקבע על־ידי שר התקשורת ושר האוצר, ויופעל החל משנת 2004).

בהתאם להחלטת הממשלה הנ"ל, מתכנן המשרד בשנת 2003 עבודת מטה לבחינת הדרכים לפתיחת הענף לתחרות. עבודה זו צפויה להסתיים עד תום המחצית הראשונה של שנת 2003.

משרד התשתיות הלאומיות

תקציב משרד התשתיות הלאומיות ונציבות המים לשנת 2003 עומד על כ־1.19 מיליארד ש"ח: משרד התשתיות הלאומיות (סעיף 34) כ־209 מיליון ש"ח, הוצאות משק הדלק (סעיף 31) כ־103 מיליון ש"ח ופיתוח משק המים (סעיף 73) כ־766 מיליון ש"ח.

משרד התשתיות הלאומיות אחראי על נושאי האנרגיה, על משאבי טבע ועל משק המים.

נושאים מרכזיים בתחום האנרגיה

משק הדלק

בשנת 2003 יתמקד המשרד ביישום שינויים מבניים במשק הדלק ובהשלמת מספר מהלכים הקשורים להסדרת משק הדלק והגופים הפועלים בו:

ענף הזיקוק – בהתאם להחלטת הממשלה מספר 126, מיום 22 באוגוסט 1999, יש לפעול ליצירת תחרות בין בית הזיקוק בחיפה לבין בית הזיקוק באשדוד, תוך הפרדת הבעלות עליהם.

בשנת 2003 יסתיים זיכיון חברת בז"ן (בתי הזיקוק) ויש להיערך לקראת מועד זה להתוות את המשך פעילות החברה ולהעריך את נכסיה.

ענף התשתיות במשק הדלק – החלטת הממשלה מספר 127, מיום 22 באוגוסט 1999, קובעת כי יש לפעול להגברת התחרות בענף התשתיות במשק הדלק על־ידי יישום שינוי מבני, שתכליתו הפרדת הפעילות, ומניעת בעלויות צולבות, בין מקטעי ענף התשתיות במשק הדלק – הזרמה, איחסון וניפוק של מוצרי דלק ושירותים נמלִיים.

ביום 31 בדצמבר 2000 נחתם הסכם עקרונות בין חברת תש"ן (תשתיות נפט) לבין רשויות המדינה בנוגע להמשך פעילותה ופעילות חברת הבת שלה (קמ"ד) בתום הזיכיון. בהתאם לעיקרי ההסכם, תש"ן תמשיך לפעול בתחום האיחסון וקמ"ד תמשיך לפעול בתחום החזרמה; הנכסים התפעוליים בתחום האחסנה וכן מסוף הנפט הגולמי יעברו לתש"ן בהסכם בתמורה שתיקבע; הפעלת נמל הדלק תהיה בידי תש"ן, בהתאם להסכם שיושג בין רשות הנמלים ותש"ן לתקופה שתיקבע; נכסי החברה שאינם שייכים למסגרות התפעוליות יועברו למדינה.

מלאי חירום של נפט ומוצריו – השלמת מהלכים הכרוכים בשינוי מתכונת החזקת מלאי חירום בדלק.

במסגרת חוק ההסדרים לשנת 2001 הוטל על חברות הדלק להחזיק את מלאי החירום האזרחי בכמויות, במקומות ובתנאים שיקבע שר התשתיות. החל מיום 1 באוגוסט 2001 מחזיקות חברות הדלק את מלאי החירום האזרחי על־פי חלוקה שנקבעה על־ידי מינהל הדלק.

שינוי תמ"א 18 (תחנות תידלוק) – המשרד מקדם שני שינויים בתמ"א 18: תחנות תידלוק זעירות ותחנות תדלוק לרכב מונע גפ"מ (גז פחמימני מעובה).

המשרד עובד בשיתוף פעולה עם משרדי הממשלה השונים כדי לקדם ייבוא והפעלה של כלי־רכב, לרבות אוטובוסים המונָעים על־ידי גפ"מ. קביעת הדרישות הבטיחותיות והסביבתיות, השלמת הניסויים הביטחוניים, הגדרת מפרטי כלי־רכב ושילוב של מתקני תדלוק כלי־רכב בגפ"מ זאת בהתאם להחלטת ממשלה מספר 656, מיום 2 בספטמבר 2001.

משק החשמל

משק החשמל – מבנה ענפי תומך בתחרות – בהתאם להחלטת הממשלה מספר 125, מיום 22 באוגוסט 1999, יש לפעול ליישום השינוי המבני במשק החשמל כדי ליצור תנאים להתפתחותה של תחרות לטובת כלל הצרכנים. לשם גיבוש הצעה מפורטת של הצעדים הנדרשים לביצוע השינוי המבני, הוקמה ועדה בינמשרדית בהשתתפותם של נציגי משרד התשתיות הלאומיות, משרד האוצר, משרד המשפטים ורשות החברות הממשלתיות.

ביולי 2001 הוגש לשר האוצר ולשר התשתיות הלאומיות סיכום ביניים של הוועדה, אשר מאמצת את המלצת היועצים למבנה תחרותי מבוזר, שבא להבטיח הספקת חשמל זמינה, אמינה ויעילה. במבנה היעד תהיה הפרדה בין כל המקטעים הפועלים כיום כמונופול אנכי – ייצור, הולכה, חלוקה והספקה. מקטע הייצור יפוצל, אפוא, למספר חברות ויפעל בתחרות; מקטע ההולכה, שמהווה מונופול טבעי, יהיה מפוקח ומקטע החלוקה יפוצל למספר חברות שיפעלו כמונופולים אזוריים. במבנה היעד יהיה מנגנון למסחר במקטעים התחרותיים. התכנון והסדרת משק החשמל ייעשו על־ידי גוף בלתי תלוי.

בשלב הבא של עבודת הוועדה יוצע אופן היישום של מבנה היעד ויפורטו צעדים הנדרשים להגעה ליעד זה, תוך המלצה למבנה הבעלויות במקטעים השונים.

יצרנים פרטיים – בשנת 2000 הושלמו הכללים בהתאם לסעיף 20 לחוק משק החשמל, אשר הסדירו והגדירו את אופן מכירת חשמל על־ידי יצרן פרטי הבא לספק שירות חיוני.

ביוני 2001 פורסם מכרז שני ליצרנים פרטיים להקמת יחידת ייצור בטכנולוגיית מחזור משולב בהיקף של כ־370 מגוואט. בעתיד הקרוב ייעשו ההליכים לבחירת הזוכה.

בשנת 2003 ימשיך המשרד לפעול ליישום החלטות הממשלה בנושא שילוב יצרנים פרטיים במשק החשמל:

1. פרסום מכרזים ליצרנים פרטיים להקמת יחידות ייצור בטכנולוגיה של מחזור משולב בהיקף של כ-450 מגוואט ליחידה.

2. איתור עתודות קרקע נוספות ליצרנים פרטיים וקידום תהליכי התכנון לאיתור ולהקצאת אתרים קרקעיים להקמת תחנות כוח על-ידי יצרנים פרטיים.

3. עידוד ייצור חשמל בקוגנרציה, בהתאם להחלטת הממשלה מיום 11 במארס 2002.

מקטע החלוקה של חשמל – בהתאם להחלטות הממשלה מספר 4156, מיום 12 באוגוסט 1998, ומספר 125, מיום 22 באוגוסט 1999, המשרד יפעל לשילוב המיגזר העיסקי במקטע החלוקה במשק החשמל, תוך הסדרת הפעילות האמורה בהתאם לחוק משק החשמל ובכלל זה הגדרת חובות בעלי רשיונות שיפעלו בתחום, תנאי פעילותם ושירותי החלוקה שיינתנו לצרכנים.

תוכנית הפיתוח של משק החשמל – אושרה תוכנית הפיתוח עד שנת 2005 והוחלט על הקמת תחנות כוח פחמיות בהיקף של 1,200 מגוואט בשנים 2008-2009. המשרד יפעל ליישום תוכנית הפיתוח כדי להבטיח את אמינות הספקת החשמל. יזורז הרישוי הסטטוטורי באתרים גזר, חיפה, רמת חובב, חגית, אשכול ומישור רותם, כדי לאפשר הפעלת שבע טורבינות גז במחזור משולב. תיבחן תוכנית פיתוח למערכת הייצור לשנים 2006-2010 וכן תוכנית הפיתוח למערכת ההולכה וההשנאה. במסגרת זו תיערך אופטימיזציה לתפרוסת מערכת הייצור ומערכת ההולכה בהתחשב במוקדי הביקוש לחשמל, זמינות קרקע, אילוצי איכות הסביבה וכו'. במסגרת בחינת תוכניות הפיתוח למערכת החשמל תבוצע עבודה להערכת עלות אי-הספקת חשמל מצד הביקוש אשר תבטא את הנזק לצרכן מקוט"ש לא מסופק.

גז טבעי – בשנת 2000 התאמתו מימצאים מהותיים להימצאות גז טבעי בחופי ישראל (קידוחי "נועה", "מרי" ו"ניר"). בשנת 2001 הסתיים הליך החקיקה של חוק משק הגז הטבעי וכן תהליך הגיבוש של מסמכי הזיכיון והרשיונות שיינתנו לגורמים שיפעלו במשק הגז הטבעי. חוק משק הגז הטבעי מסדיר את מדיניות הממשלה בענף ונותן סמכויות לשר, למנהל, לממונה על הבטיחות ולרשות הגז הטבעי לפעול בנושאים הבאים:

1. הסמכת הממשלה לנקוט בהליכי מכרז ולהעניק בלעדיות בתחום הולכת הגז הטבעי.

2. קביעת מגבלות על מקטעי פעילות שונים למשתתפים במכרז ולספקי הגז הטבעי.

3. הסדרת הבלעדיות של חברת הגז הישראלית בהולכה לתקופה של 30 שנה.

4. קביעת הליכי רישוי הנדרשים לבנייה והפעלה של מתקני גז.

במקביל, בשנת 2003 יואץ הטיפול על־ידי הממשלה להכנת היתרי בנייה למערכת ההולכה וזאת כדי לקדם את לוחות הזמנים הדרושים להשלמתו של המיזם.

תיקון חוק הנפט, התשי"ב-1952 – בהתאם להחלטת הממשלה מספר 2187 מיום 16 באוגוסט 2000 ובהתאם להחלטת ממשלה מספר 2377 מיום 30 ביולי 2002 ובעקבות מציאת גז טבעי בחופי הארץ, יש לתקן את חוק הנפט כדי להגביר את התחרותיות ולהסדיר את זכויות הנפט בישראל. חוק הנפט נועד להסדיר את פעילות חיפושי הנפט והקידוחים בשטח המדינה.

משק המים

התקציב הרגיל ותקציב הפיתוח, שיעמוד לרשות משק המים בשנת 2003 מסתכם בכ־830 מיליון ש"ח. מתוך סכום זה תקציב הפיתוח של משק המים הוא כ־766 מיליון ש"ח (מהם כ־500 מיליון ש"ח באשראי).

להלן היעדים העיקריים העומדים בפני משק המים, הבאים לידי ביטוי בסדרי העדיפויות בהצעת התקציב לשנת 2003:

1. הספקת מים למיגזרים השונים תוך התמודדות עם ירידה מסוכנת של המפלסים אל מתחת לרמות המקובלות כ"קווים אדומים" על־ידי הגבָּרה של יכולת הניטור והבקרה, בשל הצורך החיוני בשימור מקורות המים הטבעיים והגבָּרת הפקת המים מאקוויפר החוף.

2. הרחבת היצע מקורות המים בהתאם ליעדי מאזן המים כפי שנקבעו בהחלטות הממשלה. התוכנית להרחבת היצע המים מחייבת פיתוח של מפעלים להשבת מי קולחים, הממירים שימוש במים שפירים (בחקלאות, בתעשייה ובמיגזר העירוני), טיוב בארות שנפסלו מלשמש למי שתייה, התפלת מים מליחים והתפלת מי ים.

3. ייעול הקצאת המים לשימושים השונים על־ידי התאמת מערכת תעריפי המים והיטלי ההפקה בהתייחס לבעיית המחסור במים שפירים באמצעות קביעת תעריפי מים ריאליים לחקלאות וקביעת היטלי הפקה המבטאים את ערך המחסור האזורי והארצי במים. בשנים 2006-2003 תיושם מדיניות חקלאית חדשה – רפורמה בתעריפי המים, שמהותה ייקור המים לצריכה חקלאית תוך ייעוד התמורות בתוספת סכום מסוים לתמיכה בעיבוד קרקע ומימון מוצרים ציבוריים בחקלאות (הדבָּרה, הפחתת היטלי מועצות ייצור חקלאיות וכו'). באמצעות יישום הרפורמה תשמר חקלאות בת קיימא, תוך שימוש יעיל במים.

המחסור במים מחייב פתרון משולב הכולל פיתוח מקורות מים נוספים להגדלת היצע המים, וכן הסדרה של תעריפי המים והיטלי ההפקה לוויסות הביקוש.

פיתוח משק המים

בשנת 2003 יתמקדו המאמצים בקידום התוכנית הרב־שנתית לפיתוח מקורות מים חדשים, לרבות מים נחותים ושיפור איכות מי השתייה, תוך נקיטת צעדים להרחבת היצע המים ולריסון הביקוש למים שפירים. הרחבת היצע המים תתבצע על־ידי נקיטת הצעדים הבאים:

1. **השבת קולחין** – השבת 150 מיליון מטר קוב קולחים לחקלאות, תעשייה ושימושים עירוניים בארבע השנים הקרובות.

2. **התפלת מים מליחים** – התפלת מים מליחים, אשר תביא להרחבת היצע המים בכמות שלא תפחת מ־50 מיליון מטר קוב לשנה.

3. **התפלת מי ים ויבוא מים** – בהחלטת הקבינט החברתי כלכלי שסימנה חכ/32 הוחלט על התפלת מי ים בהיקף של 400 מיליון מטר קוב לשנה עד לסוף שנת 2004. הקמת מיתקני התפלת מי ים תיעשה במספר אתרים לאורך חופי מדינת ישראל:

א. **אשקלון** – בשטח אתר קו צינורות אילת־אשקלון יוקם מיתקן התפלה בהיקף של 100 מיליון מטר קוב עד לשנת 2004. המיתקן ממומן, מתוכנן, מוקם ויופעל על־ידי יָזם פרטי, שיעבירו לידי המדינה בתום תקופת זיכיון של כ־25 שנה.

ב. **מיתקנים בהיקף של עד 60 מיליון מטר קוב באתרים חופיים** – באוגוסט 2002 נקבעו שני זוכים במכרז להתפלת מי ים, כל אחד בהיקף של 30 מיליון מטר קוב באתרים במישור החוף. הקמת המיתקנים צפויה להסתיים עד סוף שנת 2004. המתקנים ממומנים, מתוכננים, מוקמים ויופעלו על ידי יָזם פרטי ולא יועברו לבעלות הממשלה בתום תקופת ההסכם העומדת על כ־25 שנה.

ג. **אשדוד** – חברת "מקורות" פירסמה מיכרז להתפלת מי ים בהיקף של 45-30 מיליון מטר קוב באתר חברת החשמל. המיתקן יוקם על־ידי קבלני ביצוע פרטיים. מכרז להפעלתו על־ידי גורם פרטי של המתקן יפורסם בקרוב.

ד. **אזור חדרה** – בשנת 2002 פורסם מכרז מוקדם למיון הקבוצות למכרז להתפלה בהיקף של כ־100 מיליון מטר מעוקב באזור חדרה.

ה. **ייבוא מים מטורקיה** – בעקבות החלטה עקרונית של ראש הממשלה על ייבוא מים מטורקיה, נבדקות האפשרויות השונות לביצוע המיזם.

4. **טיוב בארות שנפסלו מלשמש למי שתייה** – מטרת התוכנית היא לסייע בקידום מִקְמִים לטיוב בארות שנפסלו לשימוש לשתייה וזאת כדי להגביר את אמינות ההספקה, תוך גידול מסוים בהיצע המים.

5. **חיבור מפיקי מים פרטיים ואזורים מנותקים לרשת המים הארצית** – חיבור אזורים מנותקים מרשת המים הארצית למערכת הספקת המים הארצית (אזורים כגון: בית שאן ועמק חרוד) וחיבור מפיקים פרטיים מאקוויפר החוף לרשת המים הארצית על מנת להביא להגברת הגמישות של הספקת המים ואמינותה.

ויסות הביקושים למים

מיגזר ביתי ותעשייתי – כדי לייעל את הצריכה במים במיגזר הביתי והתעשייתי נקטו מספר צעדים, הכוללים שימוש באבזרים לחיסכון במים מחד גיסא, והגברת האכיפה והפיקוח על תקנות חוק המים הנוגעות לחיסכון במים, מאידך גיסא.

מיגזר חקלאי – מחירי המים השפירים לחקלאות, שהם מסובסדים, גורמים לנזקים רבים ובהם: עלייה בביקושים למים שפירים, אי ניצול של מי קולחים, לחצים לניצול מקורות המים מעבר לכמות המתחדשת ולהקמתם של מפעלי מים יקרים טרם זמנם (דוגמת מתקנים להתפלת מי ים). באמצעות הסטת סובסידיה לחקלאות, הניתנת כיום באמצעות מחיר המים, לתמיכה ישירה בחקלאות לצורך עיבוד שטחים ומימון מוצרים ציבוריים (כגון מחקר ופיתוח), ניתן לשמר את החקלאות תוך ייעול השימוש במים.

במהלך השנים 2001-2002 גובשה על־ידי משרד האוצר ומשרד החקלאות ופיתוח הכפר, רפורמה ארוכת טווח, אשר קיבלה את אישור הממשלה ביום 28 באפריל 2002, בהחלטה מספר 1740. במסגרת הרפורמה יועלו תעריפי המים לחקלאות ויוטלו היטלי הפקה, כך שייקבע תעריף אחיד והיטל הפקה אחיד למים ממקור נתון ובאיכות נתונה לכל מטרות המים ושימושיהם. תקציב בגובה תוספת ההכנסות הנובעות מייקור המים, בתוספת מסוימת, יופנה לתמיכה בחקלאות כדי לשמור על שטחים חקלאיים, לתגבור השתתפות הממשלה במוצרים ציבוריים, לתמיכות ולהשקעות אחרות בחקלאות.

הסדרת משק המים והביוב העירוני – חוק תאגידי מים וביוב, התשס"א-2001

ביום 17.7.2001 אושר חוק תאגידי מים וביוב בכנסת. תכלית החוק היא להפריד את פעילות המים והביוב מהרשויות המקומיות ולהפעילה במסגרת חברה עירונית. בעתיד תתאפשר העברת הבעלות בחברה לגורמים פרטיים. החברה תפעל במסגרת רשיון שיוענק לה ותצטרך לעמוד בתנאים שייקבעו ברשיון. התעריפים של החברה ייקבעו על־ידי רשות ציבורית שתוקם לשם כך, על־פי עקרון העלות המוכרת.

יישום החוק יביא ליתרונות רבים הן לצרכנים והן לכלל המשק: היישום יביא לניהול על בסיס עיסקי, מקצועי ויעיל של מערכות המים והביוב ברשויות המקומיות; יבטיח ייעוד של ההכנסות ממתן שירותי

הספקת מים וביוב לצורך השקעות במערכות המים והביוב, הפעלתן ומתן שירותים; יאפשר לגייס הון רב יותר להשקעות במשק המים והביוב בלי תלות במקורות ממשלתיים או מוניציפליים ויעודד תחרות במתן שירותים הקשורים במשק המים והביוב.

על מנת להאיץ הקמתן של חברות למים וביוב ברשויות המקומיות, יועמד סיוע לחברות, שיוקמו עד יום 31 בדצמבר 2003, לצורך תמיכה בהשקעות הרשויות המקומיות בתחום המים, הביוב והתיעול העירוני.

הסכם ההתחשבנות עם חברת "מקורות"

בסוף שנת 1997 הסתיים הסכם ההתחשבנות עם חברת "מקורות", שלפיו נקבעת התמיכה במחירי מים שמכרה החברה. ההסכם הוארך עד לסוף שנת 1998. באוגוסט 2002 נחתם הסדר עלויות עם חברת "מקורות" המסדיר את פעילותה לשנים 1999–2006.

הסדר העלויות עם חברת "מקורות" כולל שני נדבכים – האחד הסדרת העברת הסובסידיה לחברת "מקורות מים" בגין הספקת מים, והשני הסדרה מבנית של קבוצת "מקורות", שתאפשר תחרות הוגנת שלה מול הסקטור הפרטי.

הקמת תשתיות לטיפול בשפכים

בשנת 2003 ימשיך אוצר המדינה למַמֵן הקמתן של תשתיות לטיפול בשפכים, שיכללו בין השאר גם מכוני טיהור. המימון ניתן כהלוואה עד 100% מסכום ההשקעה הנדרש, למעט מקרים מיוחדים שבהם (על-פי החלטות ממשלה) יינתנו גם מענקים.

מינהל מקרקעי ישראל

תקציב מינהל מקרקעי ישראל לשנת 2003 מסתכם בכ־4.12 מיליארד ש"ח, קיטון של כ־1.20 מיליארד ש"ח לעומת תקציב מקורי לשנת 2002.

תקציב המינהל הוא תקציב של מפעל עיסקי, כהגדרתו בסעיף 8 לחוק יסודות התקציב, התשמ"ה-1985, דהיינו: תקציב מאוזן שבו סך ההוצאה אינו עולה על סך התקבולים לאותה שנת כספים.

הצעת תקציב ההוצאות נטו של מינהל מקרקעי ישראל (ללא העברות לבעלים) מסתכמת בכ־2.9 מיליארד ש"ח, מזה: כ־182 מיליון ש"ח, המיועדים להוצאות שכר, מינהל, מיחשוב ואמרכלות. היתרה, בסך כ־2.78 מיליארד ש"ח, מיועדת למימון הוצאות תכנון, פיתוח, החזקת נכסים, פדיון זכויות בקרקע, שמירה על קרקע וכיו"ב וכן עתודה המיועדת להתאמת התקציב להיקף השיווק בפועל (כולל העברות לבעלים).

עודף ההכנסה השנתי המועבר לבעלי הקרקע בשנת 2003, יגדל בכ־355 מיליון ש"ח לעומת התקציב המקורי לשנת 2002. שינוי זה נובע מגידול של כ־305 מיליון ש"ח בהעברות למדינה ולרשות הפיתוח, ומגידול של כ־50 מיליון ש"ח בהעברות לקרן הקיימת לישראל.

עמידה ביעדי השיווק של המינהל, שנקבעו בהחלטות הממשלה, תביא לכך שסך ההעברות נטו להכנסות המדינה בשנת 2003 יסתכם בכ־1.1 מיליארד ש"ח.

היעדים המרכזיים בפעילות מינהל מקרקעי ישראל

הגבָּרת קצב שיווק הקרקעות

היעד המרכזי של מינהל מקרקעי ישראל לשנת 2003 הוא הגבָּרת קצב שיווק הקרקעות, וזאת כמתחייב מיעדי השיווק אשר קבעה הממשלה.

במסגרת החלטה מספר 2314, מיום 30 ביולי 2002, קבעה הממשלה יעד כמותי לשיווק קרקע לבנייה למגורים (על־ידי מינהל מקרקעי ישראל ומשרד השיכון) בהיקף של 35,000 יחידות דיור במכרזים פומביים (מהם לפחות 70% באזורי ביקוש), בכל אחת מן השנים 2003 ו־2004. עמידה ביעד זה היא כלי מרכזי במאמץ להבטיח יציבות מחירים בשוק הדיור.

כדי לעמוד ביעדי השיווק שנקבעו יפעל מינהל מקרקעי ישראל בכמה תחומים:

1. תכנון קרקעות

כדי לענות על הביקוש לדיור ולהימנע מתנודתיות חריפה במחירי הדיור, פועל המינהל ליצירת עתודות קרקע זמינות לשיווק ולבנייה, וזאת על-ידי תכנון הקרקעות שבניהולו.

מלאי קרקעות זמין לשיווק בטווח בינוני וארוך משפיע על מחירי הדיור גם בטווח הקצר בשל השפעתו על ציפיות הציבור. יתר על כן, עמידה ביעדי השיווק לאורך זמן מייצבת מחירים ומביאה להפחתת אי-הוודאות בקרב היזמים, וכפועל יוצא מכך גם מפחיתה את רווחיו של היזם.

במהלך שנת 2003, יפעל המינהל לייעל את המתכונת שלפיה הוקצו המשאבים המיועדים לתכנון ובכלל זה:

א. לפני שתינתן הרשאה לתכנון, יבוצע סקר היתכנות, שיזהה מראש מכשולים וגורמים העלולים לעכב בתהליך התכנון.

ב. כבסיס לעבודת אגף תכנון ופיתוח, תיקבע תוכנית עבודה רב-שנתית. במסגרת התוכנית ייקבעו יעדים כמותיים ליצירת מלאי תכנוני, הן ברמת היישוב הבודד והן ברמת המחוז, תוך התאמה להיקף מלאי הקרקעות הזמינות לשיווק ומלאי הקרקעות שבתהליכי תכנון.

ג. על מנת ליצור תחרותיות בין החברות המתכננות, ובכך לשפר את תפוקותיהן, יוגדר מדד ליעילות החברות אשר יורכב ממדד כמותי וממדד סובייקטיבי. חלוקת הרשאות חדשות בין חברות השונות, תיקבע בהתאם ליעילות החברות כפי שהיא באה לידי ביטוי במדד.

2. שיווק קרקעות לא מתוכננות

בשנת 1995 החל תהליך שיווק של קרקעות לא מתוכננות, שלא הביא לתוצאות הרצויות. לפיכך, קבעה הממשלה במסגרת החלטה מספר 628, מיום 2 בספטמבר 2001, עקרונות חדשים לשיווק קרקעות, שהליך תכנונן לא הסתיים עדיין, ובכלל זה:

א. שיווק קרקעות שהליכי תכנון לא הסתיימו הוגבל למתחמים שגודלם אינו עולה על 200 דונם ושהיקף זכויות הבנייה הצפוי בהם אינו עולה על 50,000 מ"ר.

ב. כנשוא המכרז ישמש גובה התשלום בגין מלוא זכויות הבנייה העתידיות כפי שיאושרו במסגרת תוכנית מיתאר. תשלום זה ישולם למינהל מראש.

יישום ההחלטה יאפשר למינהל מקרקעי ישראל להתמקד בתכנון מתחמים גדולים יחסית, תוך ניצול יתרונותיו היחסיים כגוף ציבורי לצורך פתרון סוגיות מורכבות המתקיימות בעת תכנון מתחמים אלה.

3. **פינוי שימושים בלתי יעילים בקרקע עירונית**
השבחת השימוש בקרקע עירונית נעשית על־ידי פינוי שימושי קרקע לא יעילים הממוקמים בתוך הערים, כמו מחנות צבא, תחנות משטרה, משרדים ממשלתיים, חוות חקלאיות, מפעלי תע"ש וכיו"ב. פינוי המיתחם מתבצע רק לאחר שנבדקת הכדאיות הכלכלית, הבוחנת את עלות הפינוי לעומת ההכנסות הצפויות משיווק הקרקע המתפנה.

הקצאת קרקעות בהתאם למחירן הריאלי

מניתוח מדיניות הסיבסוד של מחירי קרקע ככלי לפיזור אוכלוסין, ניתן ללמוד כי מדיניות הסיבסוד מגלמת בחובה, עיוותים שונים ובכלל זה:

1. **שימוש לא יעיל בקרקע** – הקצאת קרקע בדמי חכירה מופחתים מביאה לניצול לא יעיל של הקרקע.

2. **עיוות מערכת התמריצים לפיזור אוכלוסין** – מאחר וסיבסוד דמי החכירה נקבע כשיעור ממחיר הקרקע, הרי שהסיבסוד מיטיב דווקא עם רוכשי קרקעות ביישובים שרמת הביקוש בהם גבוהה יחסית ומשום כך גם מחיר הקרקע הוא גבוה יותר.

3. **ניצול לרעה של מדיניות הסיבסוד של דמי החכירה** – במקרים רבים ההנחות המסובסדות במחירי הקרקע אינן מגיעות למשתכן אלא זורמות לקופתם של גורמי שיווק, כגון יזמים, ועדי יישובים וכיו"ב. יוצא אפוא, שסיבסוד מחיר הקרקע כמכשיר לפיזור אוכלוסייה אינו ממלא יעדו.

לאור האמור לעיל, קבעה הממשלה במסגרת החלטה מספר 2352 מיום 30 ביולי 2002, כי קרקעות המיועדות לשימושים עירוניים, כגון מגורים ותעסוקה, יוקצו בדמי חכירה מלאים.

שיפור שירות

במסגרת מאמציו של מינהל מקרקעי ישראל בשנים האחרונות לשפר את השירות ולצמצם עד למינימום חיכוכים בין המינהל לבין לקוחותיו, מפשט המינהל הליכים ומצמצם סירבול בהחלטות מועצת מקרקעי ישראל ובנוהלי העבודה של המינהל. בהתאם לעיקרון זה יבוצעו השינויים המבניים הבאים:

1. ביטול הצורך באישור מינהל מקרקעי ישראל בעת העברת זכויות חכירה מהוונות בבנייה נמוכה הרשומה בספרי המקרקעין.

2. ייעול ושיפור תהליכי השמאות במינהל.

3. דירבון חברות הבנייה ומשרד הבינוי והשיכון לסיים את הליך החלוקה מחדש של הקרקע סמוך למועד שיווק הקרקע ליזמים.

פיתוח ביישובי הבדואים בנגב

האוכלוסייה הבדואית בנגב מונה כ־130,000 נפש. כמחציתה מתגוררת בשבע עיירות בדואיות (כסייפה, ערוער, תל שבע, שגב שלום, חורה, לקיה ורהט), ומחציתה מתגוררת בפזורות (מקבצים בלתי מוסדרים). מרבית האוכלוסייה הפזורה יושבת באזור הנגב הצפוני. הקרקע באזור הנגב הצפוני היא ברובה קרקע לא מוסדרת, דהיינו: קרקע שזהות בעליה לא נרשמה בספרי המקרקעין.

הגורם המרכזי לעיכוב בתהליך הרישום של קרקעות אלו, הוא הרצון לברר תביעות בעלות אשר הוגשו על־ידי הבדואים לפקיד ההסדר שבמשרד המשפטים, לפני רישומן של הקרקעות על שם המדינה. היקף הקרקעות שהבדואים תובעים עליהן בעלות נאמד בכ־855 אלף דונם, מזה: 512 אלף דונם – שטח נתבע שאינו מוחזק וכ־343 אלף דונם הוא שטח נתבע ומוחזק.

מינהל מקרקעי ישראל, באמצעות מינהלת הבדואים בנגב, אחראי על ביצוע הסדרי המקרקעין בנגב, ובכלל זה ניהול מו"מ עם תובעי הבעלות לצורך השגת פשרה. בנוסף לכך, המינהל עוסק בהקמתם של יישובים חדשים לבדואים בנוסף לשבעה הקיימים, שבהם משלים המינהל את הפיתוח בשכונות הוותיקות ומקים שכונות חדשות.

בשנת 2003 יתמקד המינהל הן בניהול מו"מ אינטנסיבי עם תובעי הבעלות והן בשיווק מגרשים ביישובים החדשים ובהשלמת הפיתוח בשכונות הוותיקות.

משרד הבינוי והשיכון

הצעת תקציב משרד הבינוי והשיכון לשנת 2003 מסתכמת בכ־10.3 מיליארד ש"ח.

המרכיבים העיקריים של תקציב המשרד כוללים:

תקציב רגיל:	כ־258 מיליון ש"ח.
תקציב פיתוח (הרשאה להתחייב):	כ־2.18 מיליארד ש"ח.
סיוע באשראי לרכישת דירה:	כ־4.1 מיליארד ש"ח.
סיוע במענקים, סיבסוד אשראי, סיוע בשכר דירה ועמלות:	כ־3.8 מיליארד ש"ח.

פעילות משרד הבינוי והשיכון מכוונת ליצירת תנאים, שיאפשרו לכלל האוכלוסיה למצוא פתרון דיור במחיר סביר, תוך התמקדות בקבוצות אוכלוסייה חלשות יחסית.

הפעילות מתרכזת בשני תחומים עיקריים:

- **מצד הביקוש** – סיוע לדיור; הפעילות מכוונת לתמיכה בזכאים מקרב אוכלוסיות חלשות; הפעילות מתמקדת בארבעה מסלולים עיקריים: (1) מתן נגישות לאשראי, (2) מתן משכנתאות מסובסדות, (3) השתתפות בתשלומי שכר דירה, (4) הקצאת פתרונות דיור בשיכון הציבורי.
- **מצד ההיצע** – עיקר הפעילות מכוונת לשיווק קרקע מפותחת וזמינה לבנייה למגורים לשם יצירת תנאים להרחבת היצע הדיור, בדרך שתאפשר מתן מענה לביקושים המשתנים, תוך שמירה על יציבות מחירים. הפעילות כוללת עשייה במיגוון רחב של מרכיבים ב"שרשרת ייצור" של דירה – איתור קרקע, תיכנונה ושיווקה, עידוד עיבוי הבנייה במרכזי הערים תוך ניצול מערכת התשתית הקיימת, פיתוח תשתיות נוספות ורישום הזכויות במקרקעין, שלכל אחד מהם השפעה על היקף הפעילות בענף.

תקציב הסיוע בדיור

הסיוע בדיור ניתן בדרך של סיוע לרכישת דירה ובדרך של השתתפות בשכר דירה. סיוע לרכישת דירה לזכאים ניתן באשראי מסובסד ובמענקים בהתאם לאמות מידה ולמאפיינים אישיים של הזכאי.

סך תקציב הסיוע בדיור לשנת 2003 מסתכם בכ־7.8 מיליארד ש"ח, מהם כ־4.1 מיליארד ש"ח באשראי, וכ־3.7 מיליארד ש"ח במענקים וסיבסוד.

יעדי מדיניות הסיוע בדיור כוללים:

- סיוע למשקי בית חסרי דירה במציאת פתרון דיור.
- סיוע למשקי בית הסובלים ממצוקת דיור כדי שישפרו את תנאי מגוריהם.
- הפעלת מערכת סיוע בדיור למימוש מדיניות הממשלה בתחום פיזור האוכלוסייה.

לחלן פירוט עיקרי השינויים בתקציב הסיוע בדיור לשנת 2003, בהתאם להחלטות הממשלה:

- במטרה להגדיל את התמריץ להיחלץ ממצב של קבלת גימלת הבטחת הכנסה, החליטה הממשלה כי גימלת הבטחת הכנסה תחשב כהכנסה במסגרת הכללים לקבלת השתתפות בשכר דירה. בנוסף הוחלט לשנות את סכומי הסיוע בשכר דירה, בהתאם למדיניות הממשלה לעידוד היציאה ממעגל מקבלי הבטחת הכנסה.
- המרת 400 מיליון ש"ח מתקציב מענקי בינוי ושיכון לאשראי מבלי לשנות את נפח הסיוע הנוכחי.
- כדי להשלים את נוהלי העבודה של ועדות החריגים של משרד השיכון, החליטה הממשלה על קביעת סכום מירבי שוועדות החריגים יוסמכו לאשר, מעבר לזכאות האישית של הפונים.

תקציב פיתוח

התקציב לפיתוח תשתיות מופעל בעיקר בשיטת "משק כספי סגור". שיטה זו מופעלת במטרה להבטיח את המקורות הכספיים להשלמת פיתוח התשתיות המתחייבות משיווק אתרים על־ידי משרד הבינוי והשיכון.

בהתאם לכך, נגבות מלוא הוצאות הפיתוח (לבד מרכיבי הסיבסוד באזור עדיפות לאומית א') על־פי אומדן עלות הפיתות בכל אחד מן האתרים, המתעדכן לפני כל מנת שיווק חדשה.

הסדרת הפיתוח הכללי לבנייה למגורים באתרי הבנייה המשווקים על־ידי משרד הבינוי והשיכון מיועדת להשיג מספר יעדים:

- התייעלות, חיסכון וקיצור תהליכי התכנון והפיתוח.
- הידוק הקשר בין עלות הפיתוח לבין ההחזרים המשולמים בגינו.
- הסדרת הפיתוח הכללי והפרטת הפעלתו.
- הקטנת החיכוך בין רוכש הדירה לבין המערכת הציבורית.

בהתאם להחלטות הממשלה, במסגרת פעילות המשרד בתחום הפיתוח, יושם דגש במהלך שנת 2003 על הנושאים הבאים:

- עידוד תוספת בנייה באזורים מבונים על־ידי בחינת חלופות חדשות, בנוסף למסלולים הקיימים של "פינוי ובינוי" ו"עיבוי הבנייה", כדוגמת עידוד פרוייקטים של "פינוי ובינוי" במתחמי שיקום שכונות, אשר הכדאיות לביצוע המיזם בהם היא גבולית הן ליזם והן לתושבים.

- קידום תוכניות לבנייה למגורים על קרקע ציבורית והגשתן למוסדות התכנון, בהיקף של 60,000 יחידות דיור לשנת 2003, וזאת כחלק מיעד כולל של יצירת מלאי תכנוני זמין לבנייה למגורים על קרקע ציבורית בהיקף של 120,000 יחידות דיור.

- שיווק קרקע לבנייה למגורים, וזאת כחלק מיעד כולל (של משרד הבינוי והשיכון ושל מינהל מקרקעי ישראל) לשיווק קרקע לבנייה למגורים בהיקף של 70,000 יחידות דיור לפחות, מהן 70% באזורי הביקוש, בשנים 2003-2004.

פירעון חובות וסיבסוד אשראי

סיבסוד אשראי

בשנת התקציב 2003 מתוקצבים 39.4 מיליון ש"ח לסיבסוד אשראי, לעומת 23.9 מיליון ש"ח בשנת 2002.

סעיף זה מיועד לתקצוב הסיבסוד של הלוואות לא צמודות וסיבסוד הריבית על הלוואות צמודות שניתנו בעבר על־ידי המדינה ליזמים פרטיים. במהלך שנת 2002 הוחלט על סיבסוד הריבית בקרן ההלוואות לבתי מלון, שהוקמה בשנה זו עקב המשבר הכבד הפוקד את ענף התיירות.

פירעון חובות (ללא בנק ישראל)

סעיפי פירעון חובות בתקציב מהווים כ־33.6% מהתקציב הכולל (ברוטו) לשנת 2003 ומסתכמים בכ־94.6 מיליארד ש"ח.

כ־73% מהחזר החובות, שהם 69.1 מיליארד ש"ח, מיועדים לפירעון חובות פְּנים. יתרת הסכום, 25.5 מיליארד ש"ח, מיועדת לפירעון חובות חו"ל.

פירעון חובות פְּנים

בתקציב שנת 2003 מיועד, כאמור, סכום של 69.1 מיליארד ש"ח לפירעון חובות פְּנים. 44.5 מיליארד ש"ח מסכום זה הם לתשלום הֶחזרי קרן ו־24.6 מיליארד ש"ח לתשלומי ריבית.

רובו של התשלום לפירעון חובות פְּנים מועבר ישירות לציבור, כפידיון פיקדונות בנקאיים ולפידיון של איגרות־חוב מיועדות ואיגרות־חוב סחירות – המוחזקות בידי קופות גמל, קרנות פנסיה, חברות ביטוח, קרנות השתלמות, בנקים, חברות ואנשים פרטיים. סכום של כ־10.6 מיליארד ש"ח ישולם השנה למוסד לביטוח לאומי. ללא התשלומים למוסד לביטוח לאומי פירעון חובות הפְּנים קטן יותר ויהיה כדלקמן: תשלומי קרן בגין מילוות פְּנים יעמדו על סך של 38.3 מיליארד ש"ח, ותשלומי ריבית יעמדו על סך של 20.2 מיליארד ש"ח.

בשנת 2003 מתוכנן גירעון ממשלתי כולל בסך של 15.3 מיליארד ש"ח. חלק מגירעון זה ימומן מגיוס הון נטו מהציבור, פעולה שתביא להגדלת החוב הפנימי.

פירעון חובות חו"ל

תשלום החזר חובות חו"ל מסתכם, כאמור, ב־25.5 מיליארד ש"ח. כ־33.8% מהם מיועדים לתשלומי ריבית וכ־66.2% להחזרי קרן.

התשלומים לחו"ל כוללים פידיונות של מילוות מבנקים בארץ ובחו"ל, מילוות בין־ממשלתיים, מילווה העצמאות והפיתוח (ה"בונדס"), מילוות ממוסדות בינלאומיים וכן מילוות שנלקחו באמצעות ערבויות של ממשלת ארה"ב.

בשנת 1995 החלה ממשלת ישראל להנפיק איגרות־חוב סחירות בערבות עצמית. עד סוף שנת 2002 צפוי להסתכם גיוס המילוות באמצעות איגרות־חוב אלו בכ־2.63 מיליארד דולר. תשלומי הריבית על איגרות־חוב אלו בשנת 2003 יסתכמו בכ־130.6 מיליון דולר.

אומדן הסובסידיה לקרנות פנסיה ולחברות ביטוח

אומדן הסובסידיה הגלומה בתשלומי ריבית ומענקים לקרנות פנסיה ולחברות ביטוח בשנת 2003, בגין סך החוב המונפק עד סוף שנת 2002, מוערך בכ־2 מיליארד ש"ח.

אומדן זה כולל את סיבסוד הריבית על איגרות־חוב מיועדות, הנושאות ריבית מועדפת, שהונפקו לקרנות הפנסיה ולחברות הביטוח וכן, מענק נוסף בשיעור של 0.5% לשנה (תוספת לריבית מועדפת על איגרות־חוב מיועדות), המופקד בחשב הכללי עבור קרנות פנסיה לייצוב מצבן האקטוארי.

אומדן הסובסידיה הגלומה בתשלומי הריבית על איגרות־חוב לקרנות פנסיה וחברות ביטוח חושב בהנחה, שהתשואה על איגרות־חוב ממשלתיות לטווח ארוך היא 4%. לצורך החישוב נערכה השוואה בין תשואה זו לבין התשואה המובטחת לקרנות פנסיה על סך החוב המונפק עד היום.

חישוב אומדן הסובסידיה העתידית הגלומה בתשלומי ריבית על איגרות־חוב לקרנות פנסיה ולחברות ביטוח על הנפקות בשנת 2003 נערך בשיטת החיוון לכל טווח הזמן עד לפידיונם של כל תזרימי המזומנים שמפיקות איגרות החוב המיועדות, בהנחה כי התשואה לפידיון על איגרות־חוב לטווח ארוך תהיה 4.7% בממוצע בשנת 2003.

סיבסוד הריבית המשולמת לקרנות פנסיה

אומדן הסובסידיה הגלומה בתשלומי הריבית בשנת 2003, בגין הנפקות העבר לקרנות פנסיה הוא כ־1.6

מיליארד ש"ח. אומדן הסובסידיה העתידית (מהוונת להיום) בגין הנפקת איגרות־חוב מיועדות לקרנות פנסיה בשנת 2003 הוא כ־1.1 מיליארד ש"ח.

יצוין, כי בשנת 1995 החלה הממשלה להנפיק איגרות־חוב מיועדות מסוג חדש ("ערד"), הנושאות ריבית בשיעור שנתי אפקטיבי של כ־5.05%, לקרנות פנסיה חדשות שחוקמו מינואר 1995. זאת להבדיל מאיגרות־חוב הנושאות ריבית שנתית של כ־5.57% שמונפקות לקרנות הפנסיה הוותיקות.

סיבסוד ריבית המשולמת לחברות ביטוח

אומדן הסובסידיה הגלומה בתשלומי הריבית בשנת 2003, בגין הנפקות העָבר לחברות הביטוח הוא כ־300 מיליון ש"ח. אומדן הסיבסוד העתידי בגין הנפקת איגרות־חוב מיועדות לחברות ביטוח בשנת 2003 הוא כ־36 מיליון ש"ח.

בשנת 1992 הופסקה הנפקתן של איגרות־חוב מיועדות (להלן – איגרות חוב ח"ץ) בגין פוליסות ביטוח חדשות. המדינה מחויבת, למעשה, להמשיך ולהנפיק עבור חברות ביטוח איגרות־חוב ח"ץ להשקעת כספי הפרמיות המשולמות על פוליסות ביטוח חיים (המשולבות בחיסכון), שנחתמו עד לסוף שנת 1990 וחלק קטן מכספי הפרמיות שישולמו על־פי פוליסות שנחתמו בשנת 1991.

יצוין, כי קרנות שמנהל בנק ישראל לחברות הביטוח במסגרת הסכמי ח"ץ – המניבות תשואה הנמוכה מ־4% – לא נכללו בחישוב האומדן, משום שאין בהן סובסידיה.

מענקים ממשלתיים למסלולי חיסכון פנסיוני

תוכנית זו כוללת מענק בשיעור של 0.5% לשנה, שהאוצר מפקיד אצל החשב הכללי לזכות קרנות פנסיה – לחיזוק מצבן האקטוארי, כתוספת לריבית מועדפת בשיעור של 5.5% הנקובה באיגרות־חוב מיועדות, שהונפקו מחודש מאי 1991. אומדן עלות מענק זה בשנת 2003 הוא כ־100 מיליון ש"ח.

הֶחזר חוב לבנק ישראל

הֶחזר חוב לבנק ישראל בשנת 2003 יהיה 1.7 מיליארד ש"ח, מהם כ־0.6 מיליארד ש"ח להֶחזרי הקרן וכ־1.1 מיליארד ש"ח – לתשלומי ריבית.

החוב לבנק ישראל נובע ממקדמות, שנלקחו בעבר מבנק ישראל לכיסוי גירעונות בתקציב. תשלום החוב לבנק ישראל הוא רישומי בלבד, ואין לו כל השלכה על הגירעון בתקציב המדינה או על התהזרמה.

חלק ד

הכנסות המדינה ממיסים

תחזית הכנסות המדינה ממיסים לשנת 2003

בשנת 2003 יסתכמו הכנסות המדינה ממיסים[1], על־פי התחזית, בכ־157.9 מיליארד ש"ח[2] – המהווים גידול ריאלי של 3.4% לעומת אומדן הביצוע לשנת 2002. תחזית ההכנסות לשנת 2003 מניחה עליית ריאלית בשיעור של 1% בתוצר המקומי הגולמי (התמ"ג) ותוספת מס, הנאמדת בכ־1.9 מיליארד ש"ח, כתוצאה משינויי חקיקה.

מאוקטובר 2000 סובל המשק הישראלי ממיתון עמוק, בין היתר, בשל המצב הביטחוני. התמ"ג, שירד ב־0.9% בשנת 2001, צפוי לרדת בעוד 1% בשנת 2002. השילוב של האטה בפעילות הכלכלית והרעה במצב הביטחוני הביאו לעלייה חדה בהוצאות הביטחון ולירידה בהכנסות המדינה ממיסים בשיעור ריאלי של 1% ו־4% בשנים 2001 ו־2002, בהתאמה.

בשנים 2002 ו־2003 מופעלת מדיניות מיסים בעלת שני יעדים: שמירה על משמעת פיסקלית ועידוד הצמיחה. לכאורה, קיימת סתירה בין יעדים אלו אך רפורמות במיסוי כגון השינויים בתחומי מיסוי הנדל"ן והעבודה, מקטינות את ההכנסות בשלב ראשון ותורמות לצמיחת המשק לאחר מכן.

השפעתם נטו של שינויי החקיקה על נטל המס הממשלתי תסתכם בכ־0.8% תוצר בשנים 2002 ו־2003. במסגרת תוכנית החירום הכלכלית שאושרה בממשלה בחודש אפריל 2002, הועלו דמי ביטוח לאומי ודמי ביטוח בריאות, צעד שהגדיל את נטל המס בכ־0.7% תוצר. יוצא אפוא, ששינויי החקיקה בשנים האמורות יוסיפו 1.5% תוצר לסך נטל המס.

בניכוי שינויי החקיקה, יגדלו ההכנסות ממיסים בשנת 2003 בשיעור ריאלי של 2%.

לסיכום, נטל המס הממשלתי, שהוא משקל סך הכנסות המדינה ממיסים בתמ"ג, יעמוד על כ־31.4% בשנת 2003, עלייה של 0.7% תוצר לעומת הנטל בשנת 2002 ורמה דומה לזו שהייתה בשנת 2001 (ראה לוח 1).

[1] הפרק דן בהכנסות המדינה ממיסים (כולל הכנסות במטבע חוץ), שגובים אגף מס הכנסה ומיסוי מקרקעין, אגף המכס ומע"מ וכן בהכנסות מאגרות, שגובים משרדי הממשלה. ההכנסות בפרק זה אינן כוללות מע"מ על היבוא הביטחוני. פרק זה גם אינו דן בהכנסותיהם של גופים אחרים במיגזר הציבורי, הגובים גם הם מיסים ותשלומי חובה: המוסד לביטוח לאומי, הרשויות המקומיות והרשויות הפועלות על־פי חוק מיוחד, כגון רשות הנמלים.

[2] כל הנתונים הם במחירי תקציב 2003, אלא אם צוין אחרת.

לוח 1
הכנסות המדינה ממיסים בשנים 2003-1992
(במיליוני ש"ח במחירים שוטפים, ובאחוזי תמ"ג)

שנה	סך הכול	אגף מס הכנסה ומיסוי מקרקעין	אגף המכס ומע"מ	אגרות
		(במיליוני ש"ח)		
1992	51,024	25,063	24,876	1,085
1993	59,885	31,309	27,337	1,239
1994	73,655	40,367	31,857	1,431
1995	83,943	45,740	36,452	1,751
1996	95,264	50,796	42,251	2,217
1997	108,450	59,281	46,436	2,733
1998	116,356	64,029	49,334	2,993
1999	127,660	69,689	54,606	3,365
2000	145,904	84,888	57,593	3,423
2001	146,123	84,978	57,494	3,651
2002 אומדן	148,000	80,800	63,000	4,200
2003 תחזית	157,900	85,300	68,200	4,400
		(באחוזים מהתמ"ג)		
1992	31.2	15.3	15.2	0.7
1993	31.7	16.5	14.4	0.7
1994	32.1	17.6	13.9	0.6
1995	31.1	16.9	13.5	0.6
1996	30.4	16.2	13.5	0.7
1997	30.8	16.8	13.2	0.8
1998	30.0	16.5	12.7	0.8
1999	30.2	16.5	12.9	0.8
2000	31.8	18.5	12.6	0.7
2001	31.4	18.3	12.4	0.8
2002 אומדן	30.7	16.8	13.1	0.9
2003 תחזית	31.4	17.0	13.6	0.9
ממוצע 1999-1992	30.9	16.6	13.7	0.7
ממוצע 2003-2000	31.3	17.6	12.9	0.8
ממוצע 2003-1992	31.1	16.9	13.4	0.7

מקור: מינהל הכנסות המדינה.

שינויי חקיקה בשנים 2003–1992

בשנים 1996-1992, הקטינו שינויי החקיקה את שיעור הגבייה בהיקף של 1.9% תוצר – 0.8% תוצר באגף מס הכנסה ו־1.1% תוצר באגף המכס. בשנים אלו הופחתו מיסים (מס הכנסה על יחידים ועל חברות, מע"מ, מכס ומס קניה) או אף בוטלו (מס מעסיקים על הסקטור העיסקי, מס נסיעות, היטל ייבוא כללי והיטל על ייבוא שירותים), וזאת במטרה לסייע לצמיחת המשק ולהעמקת שילובה של מדינת ישראל בכלכלה העולמית.

השנים 1999-1997 היו שנות האטה ובצד פעולות לצמצום התוצאה הממשלתית, התהפכה מגמת שינויי החקיקה והועלו שיעורי המס בכ־0.7% תוצר כדי להקטין את הגירעון התקציבי.

ביולי 2000, לאור חידוש הצמיחה והגידול המהיר בהכנסות ממיסים, הוחלט להקצות 1 מיליארד ש"ח להפחתת מיסי קנייה החל מחודש אוגוסט 2000.

בשנת 2002, במטרה לצמצם את הגירעון הממשלתי שעלה כתוצאה מהמיתון הכלכלי, הועלו שיעורי המס בסכום של 2.1 מיליארד ש"ח (בעיקר בגין שיעור המע"מ).

במסגרת הדיונים על תקציב המדינה לשנת 2003, החליטה הממשלה על ביצוע הפחתות והתאמות בתקציב בסך של 8.7 מיליארד ש"ח ללא שינויים בשיעורי המס ותוך יצירת המקורות להתחלת היישום של הרפורמה במס בשנת 2003.

לסיכום, ניתן להצביע על קשר בין מחזור העסקים ושינויי החקיקה. האצה בפעילות הכלכלית, שמגדילה את הגבייה, תאפשר הפחתת שיעורי המס בעוד שהאטה כלכלית שפוגעת בהכנסות ממיסים ומגדילה את הגירעון הממשלתי מביאה את הממשלה להחליט על העלאת שיעורי המס.

לוח 2
השפעת שינויי חקיקה על הגבייה — כל שנה לעומת קודמתה 1992–2003
(במיליוני ש"ח במחירים שוטפים, ובאחוזי תוצר)

שנה	סך-הכול	אגף מס הכנסה ומיסוי מקרקעין	אגף המכס ומע"מ	אגרות
		(במיליוני ש"ח)		
1992	310	-140	450	0
1993	-860	1,010	-1,870	0
1994	-1,540	-490	-1,050	0
1995	-2,360	-1,820	-560	20
1996	-220	-1,210	990	0
1997	2,250	1,370	640	240
1998	140	70	40	30
1999	-10	-110	0	100
2000	-410	-50	-360	0
2001	-920	-220	-700	0
2002 אומדן	2,120	30	1,810	280
2003 תחזית	1,930	130	1,770	30
		(באחוזים מהתמ"ג)		
1992	0.2	-0.1	0.3	0.0
1993	0.5	0.5	-1.0	0.0
1994	-0.7	-0.2	-0.5	0.0
1995	-0.9	-0.7	-0.2	0.0
1996	-0.1	-0.4	0.3	0.0
1997	0.6	0.4	0.2	0.1
1998	0.0	0.0	0.0	0.0
1999	0.0	0.0	0.0	0.0
2000	-0.1	0.0	-0.1	0.0
2001	-0.2	0.0	-0.2	0.0
2002 אומדן	0.4	0.0	0.4	0.1
2003 תחזית	0.4	0.0	0.4	0.0
מצטבר 1992-1999	-1.2	-0.4	-0.9	0.1
מצטבר 2000-2003	0.5	0.0	0.5	0.1
מצטבר 1992-2003	-0.7	-0.5	-0.4	0.2

מקור: מינהל הכנסות המדינה.

שינויי חקיקה באגף מס הכנסה בשנים 2002 ו־2003

שינויי החקיקה (נטו) בשנים 2002 ו־2003, יגדילו את גביית אגף מס הכנסה ב־30 מיליון ש"ח וב־130 מיליון ש"ח, בהתאמה. למרות ההשפעה הזעירה על הכנסות המדינה ממיסים, שינויי החקיקה באגף מס הכנסה כוללים שינויים מהותיים במערכת המס וביניהם – השלב הראשון ברפורמה רב־שנתית במס הכנסה על יחידים, רפורמה במיסוי נדל"ן והפחתה בהטבות מס.

רפורמה במס הכנסה על יחידים: הרפורמה נועדה לתת מענה לבעיות יסוד של המס הישיר על יחידים. מחד גיסא, יופחתו שיעורי המס הגבוהים על הכנסות מעבודה ומאידך גיסא, יוטל מס על הכנסות מהון. כמו כן, מערכת המס תעבור משיטת מס טריטוריאלית לשיטת מס אישית. בשנים 2003 עד 2008, יופחת המס על העבודה בכ־10 מיליארד ש"ח, כאשר בשנה הראשונה תסתכם עלות ההפחתה ב־2.5 מיליארד ש"ח. לעומת זאת, יוגדל המיסוי על ההכנסות מהון ומחו"ל בשנת 2003 בהיקף של כ־1.5 מיליארד ש"ח בלבד, כך שעלות הרפורמה תסתכם בשנה הראשונה בכ־1 מיליארד ש"ח.

זיכוי במס לתושבי הנגב: החל מיולי 2001 תושבי הנגב זכאים לזיכוי של 3%-25% מגובה הכנסתם, עד תקרה של 10,250 ש"ח לחודש. לשינוי זה עלות, בשנה מלאה, של 600 מיליון ש"ח.

הפחתת שיעורי הזיכוי לתושבי אזורי פיתוח: ההטבות לאזורי פיתוח התרחבו מאוד בשנים האחרונות, ועלותן הגיעה לכ־1.7 מיליארד ש"ח בשנת 2002. במסגרת תוכנית החירום הכלכלית הוחלט, אפוא, לצמצם הטבות אלה בסכום כולל של 250 מיליון ש"ח – מתוכם 100 מיליון בשנת 2002. בדרך כלל ירד שיעור הזיכוי ב־1% בשנת 2002 וב־1% נוסף בשנת 2003, לפי הפירוט הבא:

שיעור הזיכוי לפני ההפחתה (באחוזים)	שיעור הזיכוי (באחוזים) בשנת 2002	בשנת 2003
3	2	0
5	5	4
7	6	5
8	7	6
10	9	8
13	12	11
15	14	13
18	17	16
20	20	20
25	25	25

מיסוי בעלי שליטה על רווחי הון בבורסה – באוגוסט 1998 תוקן חוק התאומים בתנאי אינפלציה והחל משנת 1999 יחויבו בעלי שליטה במס רווחי הון על החזקותיהם בבורסה. השינוי חל על נישומים לפי פרק ב' של חוק התאומים – בעיקר חברות, והמס ייגבה בעת המימוש.

שינויים במיסוי נדל"ן: ב־7 בנובמבר 2001 ("היום הקובע"), הגישה ועדה ציבורית לרפורמה במערכת מיסוי מקרקעין את המלצותיה לשר האוצר ובתחילת שנת 2002 קיבלה הכנסת את רוב המלצות הוועדה, בתחולה רטרואקטיבית מהיום הקובע. בין עשרות התיקונים, יש להדגיש את השינויים המרכזיים, חלקם הקלות זמניות עד תום שנת 2003:

(1) שינויים קבועים:

מס שבח: שיעור המס מופחת ל־25% על שבח שייווצר מהיום הקובע. לעומת זאת ההקלה בשיעור מס השבח על נכסים שנרכשו לפני שנת 1960 תצומצם בהדרגה החל משנת 2005.

מס מכירה: המס על דירות חדשות, שיימכרו על־ידי קבלנים, מתבטל ואילו לגבי נכסים אחרים, המס יתבטל אם נכסים אלו יירכשו לאחר היום הקובע.

(2) שינויים מהיום הקובע ועד סוף שנת 2003:

הנחות במס שבח ובמס רכישה:

- דחיית מס שבח והקלה במס רכישה בשיחלוף נכס בנכס, בתנאים מסוימים;
- הקלה במס רכישה על דירות מגורים לזכאי משרד השיכון;
- פטור ממס שבח בעיסקה פינוי־בינוי, בתנאים מסוימים.

בהיעדר שינוי התנהגות, עלות הקלות אלה בשנים 2002 ו־2003 נאמדת בכ־600 מיליון ש"ח. אולם בהנחה שההקלות במס יביאו לתוספת עיסקות, העריכה הוועדה שהעלות תסתכם בכ־300 מיליון ש"ח בלבד.

היטל של 0.5% על בעלי הכנסות גבוהות: בשנת 2002 בלבד הוטל היטל של 0.5% על בעלי הכנסות גבוהות (הכנסה מיגיעה אישית הגבוהה מ־30,000 ש"ח לחודש או הכנסה חייבת הגבוהה מ־500,000 ש"ח לשנה).

הקלה במס הכנסה על בעלי שכר נמוך: בשנת 2002 בלבד, במטרה להקל על בעלי שכר נמוך ולפצותם על אי עידכון שכר מינימום, הוגבהה תקרת מדרגת המס בשיעור של 10% – מ־1,970 ש"ח לחודש לכ־2,370 ש"ח לחודש. במקביל, ועל מנת לתחום את ההקלה רק לבעלי שכר נמוך, הופחתה תקרת המדרגה של 20% מ־3,950 ש"ח לחודש לכ־3,550 ש"ח לחודש.

מיסוי שווי הטבה הנובע משימוש פרטי בטלפונים סלולריים: נקבע שהחל ממאי 2002, תיזקף לעובדים שכירים, שמעבידיהם העמידו לרשותם טלפונים סלולריים, הכנסה של 80 ש"ח לחודש אך לא יותר מ־50% מעלות המכשיר בפועל. אותו סכום לא יוכר כהוצאה לעובדים עצמאיים.

העלאת מע"מ מלכ"ר מ־8.5% ל־9% והעלאת מע"מ פיננסי מ־17% ל־18%: במסגרת תוכנית החירום הכלכלית החליטה הממשלה להעלות את שיעורי המע"מ החל מאמצע חודש יוני 2002. ההעלאה תהיה בתוקף עד סוף שנת 2003.

השפעת העלאת חלק המעביד בדמי ביטוח לאומי על תשלום מס הכנסה: במסגרת אותה תוכנית כלכלית, בוטלה תקרת הגבייה של דמי ביטוח לאומי והועלה שיעור דמי ביטוח לאומי המשולם על־ידי המעביד ב־1%. שינויים אלה צפויים להגדיל את גביית המוסד לביטוח לאומי אך גם יגדילו את ההוצאה המותרת למס הכנסה של מעבידים ועצמאים ובכך צפויים להקטין את גביית מס הכנסה בכ־640 מיליון ש"ח.

ביטול מסלול הטבות המס במרכז הארץ: לפי חוק עידוד השקעות הון, גם מפעלים במרכז הארץ זוכים להטבות מס והדבר פוגע במשיכת השקעות עם ערך מוסף גבוה לפריפריה. אשר על כן, החליטה הממשלה לבטל את מסלול הטבות המס במרכז הארץ.

ביטול נקודות זיכוי לעובדים זרים: כחלק מהצעדים להגברת התעסוקה בקרב ישראלים, החליטה הממשלה להפחית 2.25 נקודות זיכוי הניתנות לעובדים זרים החל מהחודש הד־13 לשהייתם בישראל.

ביטול הזיכוי בגין הורים נטולי יכולת: ילד להורה נטול יכולת זכאי ל־2 נקודות זיכוי. במסגרת הצעדים להגבָּרת התעסוקה בקרב ישראלים, החליטה הממשלה לבטל זיכוי זה ובתמורה להגדיל את גימלת הסיעוד למי שזכאי לגימלת סיעוד מידבית ומעסיק עובד ישראלי, ולהפחית הגימלה לזכאי כאמור שמעסיק עובד זר.

מיסוי חברות הנפט: מוצע להטיל היטל או מס נוסף בשיעור שבין 10%-50% על רווחים ממכירת נפט, או גז טבעי, שיוטל על מפיקי נפט או גז טבעי.

שינויי חקיקה באגף המכס ומע"מ בשנים 2002 ו־2003

במסגרת תוכנית החירום הכלכלית, הועלו שיעורי המס באגף המכס והמע"מ בכ־3.6 מיליארד ש"ח, בשנת מלאה, לפי הפירוט הבא:

העלאת מס קניה על סיגריות: החל מסוף חודש אפריל 2002, שיעור המס היחסי על סיגריות הועלה מ־55% ל־58%. לא חל שינוי במס הקצוב על סיגריות.

העלאת הבלו על סולר ונפט: החל מסוף חודש אפריל 2002, הועלה המס על הסולר מ־0.11 ש"ח לליטר ל־0.36 ש"ח לליטר. המס על בנזין נשאר ללא שינוי בדרך זו צומצם פער המיסוי המוטל על שני סוגי דלק אלו. לאחר העלאת הבלו על הסולר, הוחלט להעלות גם את הבלו על הנפט ב־25 אגורות לליטר, זאת כדי להפסיק את המהילה של סולר עם נפט, ובכך למנוע הפסד הכנסות למדינה מבלו על סולר ונזק לכלי־רכב המונעים בסולר.

העלאת מע"מ עוסקים מ־17% ל־18%: ההעלאה נכנסה לתוקפה ב־15 ביוני 2002. העלאת שיעור המע"מ בתוקף עד סוף שנת 2003.

לוח 3
השפעת שינויי חקיקה על הגבייה — כל שנה לעומת קודמתה 2004–2002
(במיליוני ש"ח, במחירי 2003)

		השפעה בשנה מלאה	מועד העלאת השינוי	2002	2003	2004
	סך־הכול			2,120	1,930	-1,750
א.	**אגף מס הכנסה**			30	130	600
1	זיכוי לתושבי הנגב	-600	יולי 2001	-300	0	0
2	הפחתת שיעורי הזיכוי לתושבי אזורי פיתוח ב־1% עד 2%	250	ינואר 2002	100	150	0
3	מיסוי בעלי שליטה על רווחי הון בבורסה	500	ינואר 1999	100	100	100
4	שינויים במיסוי נדל"ן	-300	נובמבר 2001	-300	0	0
5	היטל של 0.5% על בעלי הכנסה מעל 30,000 ש"ח לחודש (בשנת 2002 בלבד)	150	ינואר 2002	150	-150	0
6	הקלה במס הכנסה על בעלי שכר נמוך (בשנת 2002 בלבד)	-80	ינואר 2002	-80	80	0
7	מיסוי שווי הטבה משימוש פרטי בטלפונים סלולריים	250	מאי 2002	150	100	0
8	העלאת מע"מ מלכ"ר מ־8.5% ל־9%	350	יוני 2002	160	190	-350
9	העלאת מע"מ פיננסי (שכר ורווח) מ־17% ל־18%	150	יוני 2002	50	100	-150
10	השפעת העלאת חלק המעביד בדמי ביטוח לאומי על תשלום מס הכנסה	-640	יוני 2002	0	-640	500
11	ביטול המסלול החלופי של חוק עידוד השקעות הון באזור המרכז	400	ינואר 2003	0	400	0
12	ביטול נקודות הזיכוי לעובדים זרים	600	ינואר 2003	0	600	0
13	ביטול הזיכוי בגין הורה נטול יכולת	150	ינואר 2003	0	150	0
14	מיסוי חברות הנפט	50	ינואר 2003	0	50	0
15	רפורמה במס הכנסה	-1,000	ינואר 2003	0	-1,000	500

	השפעה בשנה מלאה	מועד הפעלת השינוי	2002	2003	2004
ב. אגף המכס			1,810	1,750	-2,350
1 העלאת מס קניה על סיגריות	410	מאי 2002	260	150	0
על הייבוא	280		180	100	
על הייצור המקומי	130		80	50	
2 העלאת הבלו על הסולר	800	מאי 2002	500	300	0
3 העלאת מע"מ עוסקים מ־17% ל־18%	2,350	יוני 2002	1,050	1,300	-2,350
4 העלאת הבלו על הנפט מ־0.07 ש"ח לליטר ל־0.33 ש"ח לליטר	20	ינואר 2003	0	20	0
ג. אגרות	310		280	30	0
1 גביית חובות קנסות תעבורה	280	ינואר 2002	280	0	0
2 היטל הפקת מים	30	ינואר 2003	0	30	0

התפתחות הגבייה בשנת 2002 והשוואתה לתקציב המקורי

על־פי התחזית המקורית לשנת 2002, שהוכנה בדצמבר 2001, הכנסות המדינה ממיסים היו אמורות להסתכם בכ־154.1 מיליארד ש"ח, בהנחה שתהייה עלייה בשיעור של 1.9% בתמ"ג, עלייה בשיעור של 2.7% במדד המחירים ושינויי חקיקה שיוסיפו לגבייה כ־0.6 מיליארד ש"ח.

על־פי התחזית המתוקנת, הכנסות המדינה ממיסים לשנת 2002 יסתכמו בכ־148 מיליארד ש"ח, זוהי ירידה של כ־6 מיליארד ש"ח לעומת התחזית המקורית. הסטייה מהתחזית המקורית מוסברת בעיקר על־ידי ירידה בגביית המס בשל החרפה בהאטה בפעילות הכלכלית במשק שקוזזה במקצת על־ידי שינויי חקיקה שבוצעו במהלך שנת 2002. במחירים קבועים ובניכוי שינויי חקיקה, קטנו ההכנסות בכ־10 מיליארד ש"ח:

תחזית הכנסות ממיסים בשנת 2003

הכנסות המדינה ממיסים בשנת 2002 יסתכמו, כאמור, על־פי התחזית המתוקנת, ב־148 מיליארד ש"ח, ירידה ריאלית של 4% לעומת שנת 2001. חלק מהירידה נובע מהגידול הרב בהחזרי מס הכנסה למיגזר העיסקי. בשנת 2003, צפויים ההחזרים לקטון בכ־1 מיליארד ש"ח, דבר שיגדיל את הגבייה נטו. סכום זה שימש כבסיס לתחזית לשנת 2003. על סכום זה, יש להוסיף תוספת מחירים של כ־5.7 מיליארד ש"ח

ותוספת ריאלית של כ־3.2 מיליארד ש"ח – 1.5 מיליארד ש"ח בגין צמיחת המשק ב־1% ו־1.9 מיליארד ש"ח, בגין שינויי חקיקה ומנגד הפחתה של כ־0.2 מיליארד ש"ח בגין שורה של גורמים אחרים. לסיכום, הכנסות המדינה ממיסים בשנת 2003 צפויות להסתכם בכ־157.9 מיליארד ש"ח.

לוח 4
תחזית תקציב להכנסות המדינה ממיסים בשנת 2003
(במיליוני ש"ח)

	סה"כ	אגף מס הכנסה ומיסוי מקרקעין	אגף המכס ומע"מ	אגרות
גבייה בשנת 2002	148,000	80,800	63,000	4,200
תיקון בסיס (החזרי מס)	1,000	1,000	0	0
גבייה בשנת 2002 לאחר תיקון (בסיס התחזית ל־2003)	149,000	81,800	63,000	4,200
תוספת מחירים בשנת 2003	5,700	3,060	2,500	140
בגין עליית מדד המחירים לצרכן	4,870	2,630	2,100	140
בגין השינוי במחירים היחסיים	830	430	400	0
תוספת גבייה ריאלית בשנת 2003	3,200	440	2,700	60
שינוי בתוצר	1,490	820	630	40
חקיקה	1,930	130	1,770	30
אחר	-220	-510	300	-10
תחזית גביית לשנת 2003	157,900	85,300	68,200	4,400

מקור: מינהל הכנסות המדינה.

תחזית הכנסות אגף מס הכנסה לשנת 2003

גביית אגף מס הכנסה בשנת 2003 צפויה להסתכם ב־85.3 מיליארד ש"ח, גידול ריאלי של כ־2% לעומת שנת 2002 (ראה לוח 5).

מיסים על הכנסה

הגבייה ממס הכנסה בשנת 2003 תסתכם בכ־72.7 מיליארד ש"ח. ההכנסות משכירים וממנהלי חברות יקטנו בשיעור ריאלי של כ־2%, כתוצאה משינויי חקיקה (הפחתת מס על עבודה במסגרת הרפורמה) ומעידכון

מדרגות בשיעור גדול משיעור גידול השכר. יש להסביר שמדרגות מס הכנסה צפויות להתעדכן בינואר 2003 בכ־7%, על־פי שיעור עליית מדד המחירים לצרכן מנובמבר 2001 לנובמבר 2002, בעוד שהשכר הממוצע צפוי לעלות בשנת 2003 בשיעור נומינלי של כ־4%. כתוצאה מכך, יקטן שיעור המס האפקטיבי ותקטן גביית מס הכנסה על יחידים.

לעומת זאת, צפוי גידול ריאלי של 10% בהכנסות ממס חברות ושל כ־5% בהכנסות ממס על עצמאים, כתוצאה מקיטון בהחזרי המס וממיסוי ההכנסות מהון ומחו"ל, במסגרת הרפורמה.

מיסים על הוצאות שכר

הגבייה של מס מעסיקים, מע"מ ממלכ"ר ומע"מ פיננסי תסתכם בשנת 2003 בכ־9.7 מיליארד ש"ח, גידול ריאלי של כ־5%, כתוצאה מהגידול בשכר הממוצע ובמספר המועסקים וכן מההשפעה בשנה מלאה של העלאת שיעור המע"מ על מלכ"רים ומוסדות פיננסיים.

מיסי נדל"ן

הגבייה של מס רכוש, מס רכישה, מס שבח ומס מכירה תגדל בשנת 2003 בשיעור ריאלי של כ־0.5% ותסתכם ב־3.1 מיליארד ש"ח. עלייה זו מניחה גידול של 1% בעיסקות נדל"ן.

תחזית הכנסות אגף המכס ומע"מ לשנת 2003

הכנסות האגף בשנת 2003 יסתכמו ב־68.2 מיליארד ש"ח, גידול ריאלי של כ־5% לעומת שנת 2002. הגידול נובע מהשפעה בשנה מלאה של העלאת שיעורי המע"מ, הבלו על סולר ונפט והמס על סיגריות וכן מהפיחות הריאלי של השקל לעומת סל המטבעות.

מע"מ עוסקים

ההכנסות ממע"מ בשנת 2003 יסתכמו ב־47.3 מיליארד ש"ח, גידול ריאלי של 5% לעומת ההכנסות ממע"מ בשנת 2002. גידול זה נובע מגידול של 1% בבסיס המס ומההשפעה בשנה מלאה של העלאת שיעור המע"מ.

מיסים על ייבוא

ההכנסות ממכס וממס קניה על ייבוא יסתכמו בשנת 2003 ב־11 מיליארד ש"ח, עלייה ריאלית של כ־5%, לעומת שנת 2002.

מיסים על ייצור מקומי

ההכנסות ממיסים על ייצור מקומי (למעט מע"מ) יסתכמו בשנת 2003 בכ־9.9 מיליארד ש"ח, עלייה ריאלית של כ־5%. גידול זה נובע מגידול של 1% בבסיס המס ומההשפעה בשנה מלאה של העלאת שיעורי הבלו על סולר ונפט ומס על סיגריות.

תחזית הכנסות מאַגרות לשנת 2003

ההכנסות מאַגרות משרדי ממשלה בשנת 2003 יסתכמו בכ־4.4 מיליארד ש"ח.

התחזית יוצאת מן ההנחה, שחוק המים יתוקן במהלך 2003, לפיו ישא ריבית פיגורים כל חוב של מפיק מים בגין היטל הפקה או תשלום מיוחד.

לוח 5

הכנסות המדינה ממיסים ומתשלומי חובה בשנים 2001-2003[1]

(במיליוני ש"ח ובאחוזים)

	גביה בפועל 2001	תחזית מקורית 2002	תחזית מתוקנת 2002	תחזית תקציב 2003	אחוז השינוי הריאלי לעומת השנה הקודמת 2002	אחוז השינוי הריאלי לעומת השנה הקודמת 2003
סך־הכל (א+ב+ג)	**146,123**	**154,050**	**148,000**	**157,900**	**-4.0**	**3.4**
א. אגף מס הכנסה ומיסוי מקרקעין (1+2+3+4)	**84,978**	**88,450**	**80,800**	**85,300**	**-9.9**	**2.3**
1. מס הכנסה	73,765	76,200	69,200	72,720	-11.1	1.8
שכירים	34,880	37,400	35,000	35,650	-4.9	-1.3
חברות	19,138	18,300	15,200	17,240	-24.7	9.9
עצמאים	10,324	10,300	9,500	10,310	-12.8	5.2
מנהלי חברות	9,423	10,200	9,500	9,520	-4.5	-2.9
2. מיסים על הוצאות שכר	8,570	9,450	9,000	9,740	-0.5	4.9
מס מעסיקים	1,580	1,750	1,600	1,690	-4.0	2.4
מע"מ מלכ"ר	5,470	6,000	5,800	6,310	0.5	5.4
מע"מ פיננסי	1,520	1,700	1,600	1,740	-0.3	5.4
3. מיסי נדל"ן	3,003	3,200	3,000	3,110	-5.3	0.5
מס רכוש	183	200	120	120	-37.9	-3.1
מס רכישה	1,502	1,600	1,600	1,660	0.9	0.5
מס שבח	1,029	1,100	1,100	1,140	1.3	0.4
מס מכירה	289	300	180	190		2.3
4. התאמות להגדרות התקציב[2]	-360	-400	-400	-270	--	--
ב. אגף המכס ומע"מ (1+2+3)	**57,494**	**61,300**	**63,000**	**68,200**	**3.8**	**4.9**
1. מע"מ	39,462	42,200	43,700	47,300	4.9	4.9
2. כלל המיסים על הייבוא	10,176	10,850	10,200	11,010	-5.0	4.6
מכס	1,356	1,450	1,350	1,440	-5.7	3.4
מס קניה על הייבוא	8,820	9,400	8,850	9,570	-4.9	4.8

הכנסות המדינה ממיסים ותשלומי חובה בשנים 2003-2001 (המשך)
(במיליוני ש"ח ובאחוזים)

	גבייה בפועל 2001	תחזית מקורית 2002	תחזית מתוקנת 2002	תחזית תקציב 2003	אחוז השינוי הריאלי לעומת השנה הקודמת 2002	אחוז השינוי הריאלי לעומת השנה הקודמת 2003
3. כלל המיסים המקומיים	7,856	8,250	9,100	9,890	9.8	5.3
מס קניה מקומי	384	400	430	450	6.1	1.4
מס דלק	5,701	6,000	6,700	7,310	11.4	5.7
מס טבק	900	950	1,050	1,150	10.5	6.1
מס בולים	871	900	920	980	0.1	3.2
ג. אגרות	3,651	4,300	4,200	4,400	9.0	1.5

מקור: מינהל הכנסות המדינה.

הערות ללוח:

(1) כולל מיסים המתקבלים במס"ח, פרט למע"מ על ייבוא ביטחוני.

(2) העברת 10% ממס רכוש ו-15% ממס רכישה לקרן פיצויים להפרשי עיתוי בגבייה ממשרדי ממשלה דרך סילוקין.

תחזית הטבות המס לשנת 2003

הטבות המס לשנת 2003 יסתכמו, על־פי התחזית, ב־29 מיליארד ש"ח, שהם כ־18% מהכנסות המדינה ממיסים (ראה לוח בעמוד 18, לעיל).

סכום זה נמוך בכ־2 מיליארד ש"ח לעומת שנת 2002, כתוצאה מהכבדת נטל המס על החון (במסגרת הרפורמה במס הכנסה שתכנס לתוקפה החל מינואר 2003), ומצמצום או מביטול הטבות שונות (למפעלים באזור המרכז הבוחרים במסלול החלופי, לתושבי אזורי פיתוח וכדומה).

סכום זה כולל הטבות במיסים ממשלתיים בלבד, ואינו כולל הטבות בדמי ביטוח לאומי או במיסוי של הרשויות המקומיות. מתוך סכום זה, יסתכמו ההטבות במס הכנסה ובמיסי נדל"ן ב־25.3 מיליארד ש"ח, שהם כ־30% מהכנסות אגף מס הכנסה; ההטבות במכס ובמע"מ יסתכמו ב־3.6 מיליארד ש"ח, שהם כ־5% מהכנסות אגף המכס. עוד כ־130 מיליון ש"ח הן הטבות באגרות.

מה חדש בפרק?

- סעיפים רבים בתקציב הטבות המס נאמדו מחדש בשנים 2001 ו־2002 – ההטבות מכוח חוק עידוד השקעות הון; ההטבות לשוק ההון ובכלל לבורסה; הפטור ממס לקיצבאות ילדים וזיקנה; ההטבות לתושבי אזורי פיתוח, וכן הפטור ממס קנייה על כריות אוויר ומערכת ABS. כתוצאה מכך, אין להשוות את האומדנים המעודכנים עם אלה שפורסמו בעבר. אמידת אומדני הטבה מחדש נובעת משינוי מתודולוגי או משיפור בבסיס הנתונים.

- בשנת 2002 נכללה לראשונה הטבה חדשה ברשימת הטבות המס – הטבה במס לספורטאים ולאמנים זרים בסך כ־20 מיליון ש"ח.

- בשנים האחרונות נעשה ניסיון להציב אמות־מידה למתן הטבות מס לתושבים באזורי פיתוח. ניסיון זה לא צלח, בינתיים. נראה שסעיף זה אף יצא משליטה ומספר הישובים הנהנים מההטבה גדל ועלות המס הוכפלה.

חישוב פשוט מלמד כי אילו בוטלו כל הטבות המס, ניתן היה להפחית – לדוגמה – את שיעורי מס ההכנסה ב־5 עד 15 נקודות האחוז, את שיעור מס חברות מ־36% ל־33%, את שיעור המע"מ מ־18% ל־17% ואת שיעור מס הקנייה על רכב מ־95% ל־85%.

אולם, בחישוב זה לא הובאו בחשבון ארבעה גורמים:

- **השפעות צולבות של ביטול הטבה מסוימת על עלות הטבות אחרות.** עלות כל הטבה נאמדה באופן בלתי תלוי מההטבות האחרות, בהנחה ששאר סעיפי החוק נשארים ללא שינוי. במס פרוגרסיבי, ביטול שתי הטבות בנפרד אינו דומה לביטולן יחד. נניח, לדוגמה, בעל הכנסה ברוטו של 11,000 ש"ח ושני ניכויים של 1,000 ש"ח כל אחד. נניח גם שמוטל מס של 10% עד 10,000 ש"ח ושל 20% מעל סכום זה. עלות כל הטבה בנפרד מסתכמת ב־200 ש"ח, בעוד ששתי ההטבות יחד עולות 300 ש"ח. כתוצאה מכך, יש לראות בכל נתון מצטבר, אינדיקציה בלבד.

- **שינויים אפשריים בהתנהגותם הכלכלית של משלמי המס, כתגובה לביטול ההטבות.** לא נלקחה בחשבון, למשל, הקטנה אפשרית בצריכת פירות וירקות כתוצאה מהטלת מע"מ.

- **עלות אכיפת הגבייה.** בהמשך לדוגמה האחרונה, לא הובאה בחשבון עלות תוספת כוח אדם הדרושה לגביית מע"מ על פירות וירקות.

- **השפעת ביטול ההטבות על חלוקת נטל המס.** למרות סייגים, החישוב מדגים עד כמה מקיפות הן הטבות המס, ומה גדול מרחב הפעולה שהיה מתאפשר מביטולן.

ההטבות כהוצאות תקציביות

הטבות המס, או בשמן האחר "הוצאות המס" (Tax Expenditures), מוגדרות כהפסד הכנסות, הנובע מפטורים או מהנחות במיסים, הניתנים לקבוצות מסוימות של אזרחים או של פעילות כלכלית. המושג "הוצאות מס" פותח בסוף שנות ה־60 במשרד האוצר האמריקני, ומשנת 1974 חִייב הקונגרס, לכלול דיווח על הטבות המס בתקציב הממשל הפדרלי. רק 14 מדינות מה־O.E.C.D מפרסמות תקציב הוצאות מס וכן מרבית המדינות ואף חלק מהערים שבארה"ב. בישראל, מצורף דיווח דומה לתקציב המדינה, החל משנת 1986 (על פי סעיף 2(ב) (2) לחוק יסודות התקציב – 1985).

ההקלות במס נועדו להשיג יעדים כלכליים או חברתיים. לעיתים ההקלה נועדה לעקוף קושי מינהלי – לדוגמה דחיית מיסוי רווחי הון בעת המימוש בגלל הקושי לאמוד רווחים אלה בעת הצבירה. הקלה במס אפשר לתת בין בדרך של צמצום בסיס המס ובין בהפחתת שיעורו. אף בדחיית תשלום המס, גלומה הטבה השווה לקבלת הלוואה ללא ריבית. הגדרה זו מניחה, שלכל מס החוק קובע את המאפיינים הבאים ("התקן"):

- **בסיס המס.** בסיס מס הכנסה הוא ההכנסה נטו ולכן ההכרה בהוצאות עיסקיות הכרוכות בייצור ההכנסה אינה מהווה הטבת מס. כמו כן, הגדלת שיעורי הפחת עקב שינוי טכנולוגי אינה נחשבת הטבה, אך הגדלת שיעורי הפחת לשם עידוד השקעות תיכלל ברשימת ההטבות. דוגמה נוספת היא הזיכוי לתושב (דהיינו 2.25 נקודות זיכוי הניתנות לכל נישום והקובעות את סף המס), בהנחה שהכנסה לקיום מינימלי אינה בבסיס המס. לעומת זאת, זיכוי לנשים או לילדים נחשב להטבת מס.

- **שיעור המס.** בשיטת המס הפרוגרסיבי על יחידים, שיעורי מס ראשונים נמוכים אינם נחשבים כהטבה.

- **מי חייב במס.**

- **הגדרת הגבולות הגיאוגרפיים.** לדוגמה, אם ישראל בחרה בתחולה טריטוריאלית, אין הפטור על הכנסות מחו"ל נחשב כהטבה.

- **מינהל המס.** הכוונה כאן היא להוראות שונות בחוק, כגון קביעת מועד הגשת דוחות או גובה הקנסות במקרה של איחור בתשלום המס.

לאחר קביעת התקן, כל סטייה ממנו תֵחשב כהטבת מס. אולם ההגדרה היא בעייתית, שכן לא תמיד ברור מהו התקן לעומתו יש לחשב את ההטבה. לדוגמה: חוק מס מעסיקים קובע, שכל מעסיק חייב במס בשיעור של 4% מכל תשלום על עבודה שהוא משלם לעובדיו. עם השנים, הצטמצם בסיס המס – כך שרוב המעסיקים, פטורים ממס מעסיקים והוא מוטל היום רק על מוסדות ציבור (למעט הממשלה). לפי ההגדרה הפשוטה של הטבת מס, נראה ש"ההטבה" במס מעסיקים מסתכמת ביותר מ־5 מיליארד ש"ח, בעוד שהגבייה בפועל היא כ־1.7 מיליארד ש"ח.

דוגמה נוספת להטבה הגבוהה בשיעור ניכר מהגבייה בפועל היא מס שבח על דירות מגורים. עקרונית, מכירת דירת מגורים חייבת במס שבח; אולם רובן הגדול של העסקות פטורות ממס זה. במקרים אלה נקבע, שאין לראות בפטורים הטָבָה ואין לכלול אותם בתקציב הטבות המס.

רק סעיפי הטָבָה, שעומדים ביחס "סביר" לגבייה בפועל ייכללו בתקציב. בסופו של דבר, גם הקביעה מהו "יחס סביר" היא שרירותית, ויש להתייחס, אפוא, להיקף הטבות המס המדווח כאן בכפוף להסתייגות זו. אין זה מן הנמנע, שחוקר אחר היה מגיע להיקף שונה ולהרכב שונה. חשוב להדגיש, שלהחלטה הטכנית לכלול סעיף ברשימת ההטבות אין השלכה על ההחלטה הערכית האם ההטבה רצויה.

לא רק הגדרת ההטבות נתונה לוויכוח, גם כימוּתן יכולה להיות בעייתית. השיטה שנבחרה כאן לבניית אומדן הטבות המס מניחה, שההטבה הנדונה היא היחידה שקיימת – ללא חישוב ההשלכות ההדדיות שבין הטבות המס למיניהן, ומבלי להביא בחשבון את השינוי האפשרי בהתנהגות הכלכלית במקרה של ביטול ההטבה. שינוי בסעיף מסוים אינו חייב, אפוא, לגרום לשינוי באותו ערך בהכנסות המדינה; ונקודה זו תקפה עוד יותר בצירוף של כמה סעיפים.

רוב סעיפי האומדן הם על בסיס מימוש בשנת 2003, למעט הסעיף המתייחס להטבות בשוק ההון – כפי שיפורט להלן. רמת הפירוט של הנתונים תלויה במידע שהצטבר במינהל הכנסות המדינה. סעיפים מסוימים מפורטים, בעוד שבסעיפים אחרים האומדנים הם כלליים. עקב קשיים בחיזוי מידת המיצוי של הטבות המס, מבוססים האומדנים על נתונים לא מעודכנים – לעיתים עד כדי פיגור של שלוש שנים – המתורגמים למחירי התקציב הרלוונטיים לשנת 2003.

הפחתת מיסים לכלל עדיפה על הטבות ייחודיות

הטבת מס מיטיבה אומנם עם מקבליה, אך מעבירה את נטל המס אל שאר האוכלוסייה ובכך מֵרֵעָה את מצבה. הטבות מס משַׁנות את חלוקת הנטל, אך תוך כדי כך מסבכות את חוקי המס, מעודדות התחמקות והימנעות מתשלום מס אמת ופוגעות ברווחת כלל הציבור והמשק.

מכאן, שעדיפה רפורמה המשלבת הפחתת שיעורי מס לכלל האוכלוסייה עם ביטול ההטבות לקבוצות אוכלוסייה ייחודיות. רפורמות מסוג זה, במינונים שונים, בוצעו בישראל בשנת 1975, בארה"ב בשנת 1986, ולאחר מכן גם בחלק גדול ממדינות המערב.

משנת 1990 ואילך נעשו בישראל נִסיונות רבים להקטין את היקף הטבות המס, ניסיונות שעלו יפה רק בחלקם. מחד גיסא, בוטלו או הופחתו ההטבות לתלמידים במוסדות להשכלה גבוהה, לעובדים במשמרות, להוצאות רפואיות, לחיילים משוחררים (אולם הטבה זו חודשה החל משנת 2000), להנחות ממעביד לעובדיו, לעולים חדשים המקבלים סל קליטה ולבעלי עניין בחברה תעשייתית בגין רווחי הון שצמחו קודם שהונפקה החברה בבורסה. בשנת 1997 הוטל מס הכנסה על רשות הנמלים והרכבות ועל רשות שדות התעופה ובוטל הפטור למזגנים לרכב, בשנת 1998 צומצם הזיכוי ממס קניה על כריות אוויר ומערכות ABS (תוך כדי ביטול ההזדקקות למסמכים המעידים על ערכם של אביזרים אלה), משנת 1999 חויבים בעלי שליטה בחברה במס רווחי הון על החזקותיהם בבורסה. בשנת 2000 חויבו הפרשות המעביד לתגמולים מעל פי ארבעה מהשכר הממוצע במס בידי העובד ובשנת 2002 נקבע שהחל משנת 2005 תבוטל בהדרגה ההטבה במס שבח על נכסים שנרכשו לפני שנת 1960 והנמצאים בבעלות חברות (אם כי רוב בעלי הזכויות בקרקע חקלאית הם יחידים או אגודות שיתופיות שימשיכו ליהנות מהמס המופחת על נכסים שנרכשו לפני שנת 1960). עד השנה, הניסיונות להקטין את הטבות המס הגדולות נכשלו. כך בשוק ההון, בקיצבאות זיקנה וילדים, במע"מ על פירות וירקות ועל שירותי תיירות ובהכנסות מהימורים והגרלות.

בתחומים אחרים אף חלה, במשך השנים, נסיגה והורחבו הטבות המס: ניתנה חצי נקודת זיכוי לנשים, הורחבה תחולתו של חוק אילת, נחקק חוק אזורים חופשיים לייצור, ניתן ניכוי לעצמאים בגין הפרשות לקרנות השתלמות, ניתן זיכוי לחיילים משוחררים, הועלו שיעורי הזיכוי למתגוררים בקו העימות, ניתנו הקלות לתושבי עכו ולתושבי הנגב והועלתה תקרת הזיכוי לתרומות עד ל־2 מיליון ש"ח (רטרואקטיבית החל משנת 2000).

בשנת 2002 התקבל חוק לתיקון מקיף לפקודת מס הכנסה ("הרפורמה"), אשר כלל שינויים מהותיים במס הכנסה על יחידים בישראל – הפחתה הדרגתית בשנים 2008-2003 בשיעורי המס על עבודה יחד עם צמצום של הטבות המס הניתנות להכנסות מהון ומעבר משיטת מס טריטוריאלית לשיטת מס אישית. נוסף לרפורמה, הופחתו השנה, ב־1% עד 2%, שיעורי הזיכוי לתושבי אזורי פיתוח והוחלט על ביטול הטבות המס למפעלים שיקומו באזור המרכז ולילדי הורים נטולי יכולת.

תחזית ההטבות באגף מס הכנסה

בשנת 2003 יסתכמו הטבות המס באגף מס הכנסה ומיסוי מקרקעין ב־25.3 מיליארד ש"ח, לפי הפירוט הבא:

	במיליארדי ש"ח	באחוזים
השקעות הון ומשמרות	1.0	4.0
שוק ההון	17.1	67.6
רווחה ופיזור אוכלוסייה	4.4	17.5
תחום המשפחה	2.0	7.9
מיסוי נדל"ן	0.5	1.9
הטבות שונות	0.3	1.1
סך הכל	25.3	100.0

הטבות לגורמי ייצור

החוק לעידוד השקעות הון – אומדן הטבת המס מתבסס על ההפרש שבין שיעור מס של 25%, המוטל על חברה בעלת מפעל מאושר, לבין שיעור מס של 36% על חברות רגילות.

חברה שיש בה השקעות חוץ נהנית משיעורי מס מופחתים של 10% עד 20%, בהתאם למשקלה של השקעת החוץ.

"המסלול החלופי" מאפשר לחברה בעלת מפעל מאושר לוותר על מענקים וליהנות משיעור מס אפס למשך שנתיים, 6 שנים או 10 שנים, בהתאם לאזור הפיתוח שבו ממוקם המפעל. הטבה זו היא למעשה דחיית מס – בעת חלוקת הרווח, ייגבה מס בשיעור של 25% (בתוספת מס על דיווידנד). אומדן ההטבה בסעיף זה חושב בהנחה שההכנסה תחולק כעבור מספר שנים. יש לציין, שכדי לעודד השקעות בפריפריה, החליטה הממשלה לבטל את המסלול החלופי במרכז הארץ החל משנת 2003.

מחקר ופיתוח, חיפושי נפט והפקת סרטים – הוצאות למטרות אלה מותרות בניכוי שוטף, אף שלמעשה אינן הוצאות שוטפות.

זיכוי לעובדי משמרות – עובד במשמרת שנייה או במשמרת שלישית בתעשייה זכאי לזיכוי מס בשיעור של 15% מהכנסתו, שנבעה מעבודה במשמרות, עד למכסימום של 720 ש"ח לחודש (נכון לשנת 2002). החל מיולי 1990 לא ניתן זיכוי להכנסה ממשמרות, שהיקפה – בצירוף להכנסה הרגילה – עולה על 8,200 ש"ח לחודש (נכון לשנת 2002).

החוק לעידוד התעשייה (מיסים) – החוק מאפשר לחברות תעשייתיות לנכות פחת בגין נכסי קניין רוחני, הוצאות הנפקה ולהגיש דוחות מאוחדים לצורכי מס. אין אומדן כמותי להטבות אלה.

הטבות לשוק ההון

קופות גמל

הטבות לחיסכון בקופות גמל — בעת ההפקדה — על הכנסה משכר, המהווה בסיס לפנסיה:

הוצאה מוכרת למעביד: 8.33% מההכנסה לקופת גמל לפיצויים ועוד 5% מההכנסה לקופת גמל לתגמולים, או 6% לקופת גמל לקיצבה. במקרה של הפרשה לקופת גמל לתגמולים, מוגבלת ההטבה בתקרת ההכנסה המזכה (9,400 ש"ח לחודש, נכון לשנת 2002). כל סכום נוסף נחשב כהכנסה חייבת בידי העובד. במקרה של הפרשה לקופת גמל לקיצבה, הפרשת המעביד אינה מוגבלת. החל משנת 2000, הפרשת המעביד בגין מרכיב התגמולים הוגבלה לפי ארבעה מהשכר הממוצע בעוד שההפרשה לפיצויים נשארה ללא תקרה.

זיכוי לעובד: זיכוי מס של 35% מהפרשת העובד. ההפרשה מוגבלת ל־5% מההכנסה, עד לתקרת ההכנסה המזכה.

על הכנסה משכר שאינה מהווה בסיס לפנסיה:

ניכוי לעובד: 5% מההכנסה עד לתקרת ההכנסה המזכה.

זיכוי לעובד: זיכוי מס של 25% מהפרשת העובד, שלא הובאה בחשבון לצורכי ניכוי.

על הכנסה שלא משכר:

ניכוי לעצמאי: מ־7% מההכנסה עד לתקרת ההכנסה המזכה, ועד ל־11% מההכנסה במקרה של הפרשה לקופת גמל לקיצבה.

זיכוי לעצמאי: כמו הזיכוי לעובד, על שכר שאינו מהווה בסיס לפנסיה.

קרנות השתלמות

הפרשת המעביד לקרן השתלמות, בשיעור שאינו עולה על 7.5% (או 8.4% לעובדי הוראה), פטורה ממס בידי העובד – עד למשכורת מירבית של 15,400 ש"ח (נכון לשנת 2002).

תקרת ההטבה צמודה לפעמיים תקרת השכר לצורכי תשלום תוספת יוקר. התקרה הועלתה ריאלית בעשרות אחוזים בשנת 1995: מ־8,600 ש"ח באוגוסט 1994, ל־12,000 ש"ח בפברואר 1995. עקב כך גדלה ההטבה הגלומה בקרנות השתלמות.

ביולי 1985 בוטל הזיכוי של 25% על הפרשת העובד.

החל משנת 1996 הורחבה ההטבה לאוכלוסיית העצמאים, ועצמאי שמפריש לקרן השתלמות עד 2.3% מהכנסתו (עד תקרה) זכאי לניכוי בשיעור שאינו עולה על 1.5%. בשנת 1997 הועלו שיעורים אלה ל־4.7% ול־3%, והחל משנת 1998 ל־7% ול־4.5%, בהתאמה. תקרת ההטבה לעצמאי גבוהה מזו של העובד השכיר – כ־16,830 ש"ח לעומת 15,400 ש"ח כאמור.

הכנסות מריבית

עד לסוף שנת 2002, ההטבה בסעיף זה כוללת את הפטור על הכנסות מריבית באפיקים צמודים וכן את הפטור על הרכיב הרטאלי בהכנסות מריבית על אפיקים לא צמודים. החל משנת 2003, הריבית הריאלית בתוכניות חיסכון ובאפיקים לא צמודים תחוייב במס מוגבל של 15%.

האומדן אינו כולל את הפטור על הריבית על פיקדונות תושבי חוץ בבנקים ישראליים.

רווחי הון בבורסה

רווחי הון בבורסה משתנים, במידה רבה, משנה לשנה. אומדן ההטבה בסעיף זה מבוסס, לפיכך, על ההנחה – כי התשואה ההונית הריאלית, שהציבור הרחב משיג מהשקעתו במניות (ללא דיבידנדים החייבים במס) מגיעה לשיעור שנתי ממוצע של 5%. יש לציין, שהתשואה הממוצעת הרב־שנתית גבוהה מ־5%, אך היא כוללת את התשואה של בעלי עניין, שלהם תשואה גבוהה מזו של הציבור הרחב.

עד לשנת 1991 היו נישומים, שפרק ב' ל"חוק התאומים" חל עליהם (בעיקר חברות ויחידים החייבים לנהל פנקסים לפי שיטת החשבונאות הכפולה), חייבים רק במס חלקי על רווחיהם הריאליים בבורסה. החל משנת 1992 חויבו נישומים אלה, שאינם בעלי עניין (הכוונה לנישומים שמניותיהם מקנות להם פחות מ־10% מזכויות ההצבעה בחברה), במס מלא. מצבם של נישומים בעלי עניין, לעומת זאת, לא השתנה עד שנת 1998 – אך החל משנת 1999 נישומים אלה חייבים במס. שארית הפטור, לנישומים שפרק ב' לחוק התאומים לא חל עליהם ("הציבור הרחב", לא כולל הממשלה, הציבור הזר וקופות הגמל המחזיקים ניירות ערך), נאמדת בכ־1.8 מיליארד ש"ח.

במסגרת הרפורמה, רווחי הון אלה יחויבו בשיעור מס מוגבל של 15%. שנת 2003 תהייה שנת מעבר ותחת המס על הרווח הריאלי, יוטל מס מחזור שיסתכם בכ־0.1 מיליארד ש"ח, כך שהטבת המס בסעיף זה תצומצם ל־1.7 מיליארד ש"ח.

פטור מפדיון מניה באגודה שיתופית

בתנאים מסוימים, עד שנת 2002, רווח הון מפדיון מניה באגודה שיתופית היו פטורים (עד תקרה). הטבה זו בוטלה במסגרת הרפורמה.

דחיית מס בחלוקת אופציות לעובדים

על־פי סעיף 102 לפקודת מס הכנסה, ניתן לדחות את מועד אירוע המס לאחר מתן האופציות לעובד. אין בידינו אומדן של ההטבה הגלומה בדחיית תשלום המס.

רווחה ופיזור אוכלוסייה

פטור ממס הכנסה למלכ"ר — מלכ"רים פטורים ממס על הכנסותיהם שלא מעסק. אין נתונים על היקף ההטבה.

פטור על קיצבאות משרד הביטחון — פטור על תגמולים ישירים, הניתנים מטעם אגף השיקום במשרד הביטחון למשפחות שכולות, לאלמנות ונכים (למעט רכב, דיור ושיקום).

פטור לקיצבאות הביטוח הלאומי

קיצבאות ילדים – הפטור חושב בהנחה שכל הקיצבה תמוסה בידי ראש המשפחה.

קיצבאות זיקנה ושאירים – הפטור על קיצבאות אלה אמור היה להתבטל בספטמבר 1991, על־פי החלטת הממשלה, אך הממשלה חזרה בה והפטור עומד בעינו.

קיצבאות אחרות – פטור על קיצבאות בגין פגיעה בעבודה, נכות כללית, פעולות איבה, ניידות ומענק לידה. לעומת זאת, דמי אבטלה ודמי לידה חייבים במס.

זיכוי לעולים חדשים – עולים חדשים זכאים ל־3 נקודות זיכוי נוספות ב־18 החודשים הראשונים לעלייתם ארצה, ל־2 נקודות זיכוי בשנה שלאחר מכן ולנקודת זיכוי אחת בשנה שלאחריה.

זיכוי בשל הוצאות רפואיות – עד ליולי 1990 ניתן זיכוי (בשיעור שבין 25%-35%) על הוצאות רפואיות, בגבולות מסוימים. מאז ניתן הזיכוי רק להוצאות בשל החזקת קרוב במוסד רפואי או סיעודי, בשיעור של 35% מההוצאה העולה על 12.5% מההכנסה החייבת.

זיכוי לנטולי יכולת – עד שנת 2002, נישום המטפל בהורה, או בבן זוג או בילד, שהם נטולי יכולת, היה זכאי ל־2 נקודות זיכוי – בתנאי שלא ביקש זיכוי בשל הוצאות רפואיות בגין אותו נטול יכולת. במסגרת דיוני התקציב לשנת 2003, החליטה הממשלה לבטל הטבה זו.

זיכוי לתרומות – 35% זיכוי (גם לחברות) מסכום התרומה, עד לתקרה של 30% מההכנסה החייבת או עד ל־480,000 ש"ח לשנה (נכון לשנת 2000), הנמוך מבין שניהם. בשנת 2001 הועלתה (רטרואקטיבית משנת 2000) התקרה ל־2 מיליון ש"ח וניתנה אפשרות לפרוס תרומות העולות על תקרה זו לעוד שתי שנים.

עיוורים ונכים – פטור על הכנסה מיגיעה אישית של עיוורים ונכים עד 39,200 ש"ח לחודש, או על הכנסות

אחרות עד 4,700 ש"ח לחודש (נכון לשנת 2002). בסעיף זה כלולים גם בעלי נכות זמנית, כתוצאה ממחלות קשות.

זיכוי לתושבים באזורי פיתוח – ההנחה ממס ניתנת למתגוררים ביישובי פיתוח, שהוגדרו לצורך זה. הזיכוי הוא בשיעורים של 3%, 5% ו־7% מההכנסה, בהתאם לאזור המגורים, בהגבלה של תקרה. תושבי יישובים על קו העימות, או בירוחם ובאילת, נהנים מזיכוי בשיעור של 10% מההכנסה. החל משנת 1996 הועלה שיעור הזיכוי לתושבי קו העימות ל־15% (20% בקריית שמונה). החל משנת 2001, שיעור הזיכוי לתושבי קריית שמונה הועלה שוב ל־25%. בשנת 2000 התקבל חוק המעניק זיכוי של 13% מההכנסה לתושבי עכו ובשנת 2001 התקבל "חוק הנגב" המעניק (החל מיולי 2001) לתושבי הנגב זיכוי של 3% ועד 25% מההכנסה, עד תקרה של 10,250 ש"ח לחודש (במחירי שנת 2002). בשנת 2002, הוחלט להקטין את שיעור הזיכוי לרוב תושבי אזורי פיתוח באחוז אחד. בשנת 2003, יוקטן הזיכוי באחוז נוסף.

יש לציין, שהפטור ממע"מ באילת אינו נכלל בסעיף זה, אלא בהטבות במיסים עקיפים (ראה בהמשך הפרק).

זיכוי למעבידים באילת – כדי להוזיל את עלות העבודה באילת, ניתן למעסיקים זיכוי בשיעור של 20% מההכנסה החייבת של עובדיהם, עד לתקרת המס שנוכה משכר עובדים אלה. זיכוי זה ניתן בנוסף לזיכוי של 10% הניתן לעובדים, כנזכר לעיל.

תחום המשפחה

זיכוי למשפחות חד־הוריות ולגרושים – נקודת זיכוי אחת ניתנת לראש משפחה חד־הורית (נוסף לנקודת זיכוי אחת בגין כל ילד) ולגרוש המשתתף בכלכלת ילדיו הנמצאים אצל בן הזוג.

חצי נקודת זיכוי לנשים – נשים, בחישוב שומה נפרד, זכאיות לחצי נקודת זיכוי נוספת; נשים בחישוב מאוחד זכאיות לאותה הטבה, בתנאי שהן "בן הזוג הרשום".

זיכוי לאמהות עובדות – אישה עובדת, בחישוב שומה נפרד, הייתה זכאית – עד ליולי 1990 – לנקודת זיכוי אחת בשל כל אחד מילדיה, שלא מלאו לו עדיין 18 שנה. מאז יולי 1990 ועד שנת המס 1995, ניתנה נקודת זיכוי אחת בגין כל ילד אי־זוגי בלבד, בעוד שאם או אב חד־הוריים המשיכו ליהנות מנקודת זיכוי מלאה בעבור כל ילד. החל משנת המס 1996 שוב ניתנה לכל אישה, בחישוב שומה נפרד, נקודת זיכוי אחת בגין כל ילד – למעט ילדים בשנת הולדתם הראשונה ובשנה שמלאו להם 18, אשר בגינם ניתנת חצי נקודה זיכוי בלבד. זוג, בחישוב שומה מאוחד, זכאי לרבע נקודת זיכוי בשל ילדיו שלא מלאו להם 18 שנה.

זיכוי בגין בן זוג לא עובד – אדם שכלכלת בן זוגו מוטלת עליו זכאי לנקודת זיכוי אחת.

הטבות שונות במס הכנסה

פטור על הכנסות מהימורים והגרלות – הכנסה מהימורים ומהגרלות פטורה ממס. ביולי 1996 החליטה הממשלה להטיל מס בשיעור של 20% על הכנסות העולות על 1,000 ש"ח שנתקבלו מהימורים והגרלות, אך החלטה זו לא מומשה בפועל – ותחתיה הוטל על מפעל הפיס להעביר 100 מיליון ש"ח לתקציב המדינה.

פטור משכר דירה – שכר דירה מהשכרת דירת מגורים פטור ממס עד לסכום חודשי של 7,000 ש"ח (נכון לינואר 2002). מעל לסכום זה פוחת הפטור שקל כנגד שקל. לדוגמה, על הכנסה של 8,000 ש"ח, יינתן פטור רק על 6,000 ש"ח.

זיכוי לחיילים משוחררים – החל משנת 2000 חיילים ומתנדבים בשירות לאומי ששירתו 24 חודשים לפחות יזכו בשתי נקודות זיכוי נוספות לתקופה של שנתיים מיום שחרורם. מי ששירת בין 12 ל־24 חודשים זכאי לנקודת זיכוי אחת.

הטבות במיסי נדל"ן

הטבות במס רכישה – מס רכישה מופחת לנכה, נִפגע, בן משפחה של נִסְפֶּה, עולה חדש (עד תקרה שנקבעה). גם במכירה ללא תמורה, מיחיד לקרובו, ניתנת הנחה של שני שלישים לעומת השיעור הרגיל.

הטבות במס שבח לדירות מגורים – לפי חוק מס שבח, רשאי בעל דירת מגורים אחת למכור אותה אחת ל־18 חודשים בפטור מלא ממס שבח. בעל נכסים רבים רשאי למכור, בפטור ממס, דירת מגורים אחת, פעם בארבע שנים.

כיוון שרוב דירות המגורים נמכרות בפטור ורק מיעוטן חייב במס שבח, כימות ההטבה הוא חסר משמעות ואינו מובא כאן.

הטבות במס שבח לנכסים היסטוריים – נכסים שנרכשו עד 1960 חייבים בעת מכירתם במס שבח מוגבל, בין 12% ל־24% בלבד. החל משנת 2005 תצומצם הטבה זו בהדרגה לנכסים שבידי חברות.

הטבות במס רכוש – בחודש מארס 1999 הוחלט על ביטול מס רכוש החל משנת 2000 (למעשה נקבע שיעור מס של 0%). כמו כן, על חובות העבר ניתנו הטבות שונות – ויתור על קנסות וריביות ופריסת תשלומים. עלות הטבות אלו לא נאמדה כאן.

תחזית ההטבות באגף המכס ומע"מ

בשנת 2003 יסתכמו הטבות המס באגף המכס ומע"מ ב־3.6 מיליארד ש"ח: 1.3 מיליארד ש"ח במכס ובמס קנייה ו־2.3 מיליארד ש"ח במע"מ.

מכס ומס קניה

עולים חדשים – אומדן ההפסד מההנחה במיסים עקיפים לעולים מבוסס על הטבה מירבית של 20,000 ש"ח (לאחר הפחתת שיעורי מס קנייה של אוגוסט 2000) למשפחת עולים מארצות הרווחה (משפחת עולים מארצות מצוקה זכאית למענק מכס אך להטבות מס פחותות), למעט מכוניות, ועוד 30,000 ש"ח עבור מכונית.

תושבים חוזרים – אומדן עלות ההטבה לתושבים חוזרים מבוסס על הטבה מירבית של 15,000 ש"ח למשפחה. זכאי להטבה תושב ישראל ששהה בחו"ל תקופה העולה על שנתיים. בספטמבר 1999 החליטה הממשלה, שהחל מחודש מארס 2000 תינתן הטבה זו לשוהים בחו"ל תקופה מינימלית של 5 שנים. החלטה זו לא זכתה לאישורה של הכנסת.

תיירים – ישראלים מעל גיל שנתיים החוזרים מחו"ל, פטורים ממכס וממס קניה על סחורה שהביאו עימם לצריכה עצמית, בשווי של עד 200 דולר.

חלקים לרכב – רכב המצויד בכריות אוויר ובמערכת ABS נהנה מזיכוי במס קנייה של עד 4,200 ש"ח. עלות הטבה זו גדלה בשנים האחרונות, יחד עם השכיחות של אביזרים אלה בכלי־רכב חדשים.

פטורים מותנים – ניתנים במכס ובמס קניה, במקרים כגון פטור למוסדות להשכלה גבוהה על ייבוא חומר מדעי וחינוכי, פטורים על־פי אמנות בינלאומיות או פטור למוסדות בריאות. סך הייבוא הפטור הסתכם בכ־600 מיליון דולר בשנת 1999.

מע"מ

מס ערך מוסף בשיעור אפס חל על צריכת פירות וירקות טריים וכן על צריכה של תיירים זרים בבתי מלון (וכן ברכישת שירותים ומוצרים נוספים על־ידי תיירים זרים). גם הצריכה באזור אילת (פרט לצריכת מוצרים בני קיימא וסיגריות) פטורה ממע"מ.

תחזית הטבת המס באגרות

החל משנת 1994 מוטלת אגרה על המשתמשים האזרחיים בתדרים לשידור, ובשנת 1995 הורחבה תחולתה לחברות הטלוויזיה בכבלים. מערכת הביטחון (כולל המשטרה), המשתמשת העיקרית בתדרים, ממשיכה ליהנות מפטור.

חלק ה

תוכנית תקציב רב־שנתי

מונחת על שולחן הכנסת

התקציב הרב־שנתי

התקציב הרב־שנתי לשנים 2003–2005 פורט ברמה של "מעטפות". כל "מעטפה" כוללת סוג של הוצאות עם מאפיינים משותפים. בהתאם ל"חוק יסוד: משק המדינה", משמשת תוכנית התקציב הרב־שנתי בסיס לתקציב המפורט בשנת התקציב העוקבת.

תכולת המעטפות

התקציב הרגיל

משרדי הממשלה	כל ההוצאות המינהליות של משרדי הממשלה.
ביטחון ובטחון פנים	הוצאות מערכת הביטחון, הוצאות חירום אזרחיות, תיאום פעולות בשטחים, משטרה, שירות בתי הסוהר ומשק הדלק לשעת חירום.
שירותי חברה ורשויות מקומיות	הוצאות מערכת החינוך, ההשכלה הגבוהה, הבריאות, העבודה והרווחה, וכן תשלומים לרשויות מקומיות.
תשלומי העברה לפרטים	העברות האוצר למוסד לביטוח לאומי, גימלאות ופיצויים לעובדי המדינה וכן תגמולים לנכים.
תמיכה במחירי מוצרים ושירותים	בעיקר סיבסוד המים לחקלאות והתחבורה הציבורית.
קליטה ישירה	הוצאות ישירות לקליטה, כגון "סל הקליטה".
מענקי שיכון	מענקים לעולים ולזכאים אחרים לרכישת דירות ולתמיכות בשכר דירה.
עידוד המיגזר העיסקי	הוצאות בגין החוק לעידוד השקעות הון, מענקי מחקר ופיתוח ומענקים לענפי החקלאות.
תשלום ריבית וסיבסוד אשראי	תשלומי ריבית על חובות פנימיים וחיצוניים של המדינה.
רזרבות	הרזרבה הכללית.

תקציב פיתוח וחשבון הון

השקעות בתשתית	השקעות הממשלה בתשתית כבישים, מים, תעשייה, תיירות, כיתות לימוד, מוסדות בתחום הבריאות וכן מבני ממשלה.
השקעות בשיכון	השקעות משרד הבינוי והשיכון בתשתית ובדיור.
משכנתאות	משכנתאות לזכאים, עולים וותיקים.
אשראי סיוע	אשראי סיוע למיגזר העיסקי ולפיתוח מפעלי ביוב.
תשלום חובות	תשלומי קרן על חובות פנימיים וחיצוניים של המדינה.

תוכנית תקציב רב־שנתי (ללא בנק ישראל)
(אלפי שקלים חדשים)

		תצעת חוק לשנת 2003	תוכנית תקציב לשנת 2004	תוכנית תקציב לשנת 2005
	סך־הכול כללי	**268,123,252**	**264,961,025**	**274,155,159**
חלק א':	תקציב רגיל	192,255,338	196,463,526	196,393,034
חלק ב':	תקציב פיתוח וחשבון הון	75,867,914	68,497,499	77,762,125
חלק א':	**תקציב רגיל**	**192,255,338**	**196,463,526**	**196,393,034**
	משרדי הממשלה	11,073,475	11,072,292	10,854,510
	ביטחון ובטחון פנים	48,701,059	51,511,482	51,426,172
	שירותי חברה ורשויות מקומיות	54,720,053	55,715,201	56,035,691
	תשלומי העברה לפרטים	29,732,703	31,620,650	32,559,885
	תמיכות במחירי מוצרים ושירותים	2,273,021	2,506,209	2,852,021
	קליטת עלייה	1,519,638	1,608,758	1,608,758
	מענקי שיכון	3,774,947	4,417,094	4,417,094
	עידוד המיגזר העיסקי	2,691,219	2,699,068	2,666,518
	תשלום ריבית וסיבסוד אשראי	33,289,442	30,832,991	29,492,604
	רזרבות	4,479,781	4,479,781	4,479,781
חלק ב':	**תקציב פיתוח וחשבון הון**	**75,867,914**	**68,497,499**	**77,762,125**
	השקעות בתשתית	8,022,526	8,361,863	8,162,398
	השקעות בשיכון	1,427,901	1,704,110	1,731,016
	מתן אשראי למשכנתאות	4,115,269	3,925,465	3,925,465
	מתן אשראי אחר	958,794	992,577	992,577
	תשלום חובות	61,343,424	53,513,484	62,950,669

חלק ו

נספחים

עקרונות חוק התקציב

עיקרי החוק

חוק התקציב השנתי מוגש בהתאם להוראות "חוק יסוד: משק המדינה", שלפיהן ייקבע תקציב המדינה בחוק למשך שנה ויכלול את ההוצאות הצפויות והמתוכננות של הממשלה. החוק גם קובע, שהצעת התקציב תהיה מפורטת ותונח על שולחן הכנסת לא יאוחר מ־60 יום לפני תחילת שנת התקציב.

"חוק יסודות התקציב, התשמ"ה – 1985" הוא שהניח את היסוד לחוקי התקציב השנתיים, כדלקמן:

1. הפרטים והמבנה של חוק תקציב שנתי.
2. סמכויות הממשלה לשנות את התקציב במהלך השנה ואת התחומים, שבהם היא נדרשת לקבל את אישור הכנסת או את אישורה של ועדת הכספים של הכנסת.
3. דרכי תשימוש ברזרבות.
4. עדיפות חוק התקציב על חוקים אחרים ודרכי אכיפתו.
5. מיגבלות אשראי על רשויות מקומיות וגופים מתוקצבים.
6. הוראות מיוחדות לגבי גופים מתוקצבים.

בהתאם לאמור בחוק יסודות התקציב, מוצע חוק התקציב השנתי – תקובע את ההוצאה המירבית, שמורשית הממשלה להוציא בשנת הכספים השוטפת, ואת חלוקתה לסעיפי התקציב, לתחומי פעולה ולתוכניות, כמפורט בתוספת הראשונה לחוק.

נוסף לכך, נקבעו בחוק גם סכומים מירביים להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח אדם. גם אלה מוגדרים ברמת סעיפים, תחומי פעולה ותוכניות ומפורטים ב"תוספת הראשונה".

ב"תוספת השנייה" לחוק קבועים סעיפי התקציב של המפעלים העיסקיים.

שר האוצר, כממונה על ביצוע התקציב השנתי, מוסמך להתקין תקנות והוראות מינהל לביצועו.

חוק ההרשאה

חוק התקציב בישראל הוא חוק הרשאה, המתיר לממשלה להוציא בשנת הכספים את הסכומים הנקובים בו – אך אינו מחייב אותה לעשות כן. הרשאה זו מתייחסת להוצאה, להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח אדם.

הוצאה

תקציב הוצאה לשנה מסויימת מתיר לממשלה להוציא באותה שנה סכום, שחלוקתו מופיעה בטור הראשון של "התוספת הראשונה" לחוק. הממשלה רשאית, באישור ועדת הכספים של הכנסת, להעביר סכומים בין סעיפי התקציב השונים.

הוצאה מותנית בהכנסה

היא הרשאה נוספת, המותנית בקבלת הכנסות מגורמים חוץ ממשלתיים. חלוקת הוצאה זו מופיעה בטור השני של "התוספת הראשונה".

הרשאה להתחייב

נוסף למיגבלה על ההוצאה בפועל, מגביל החוק התחייבויות באמצעות הרשאה להתחייב. הרשאה זו, המופיעה בטור השלישי של "התוספת הראשונה", מציינת את הסכום המירבי שהממשלה רשאית להתחייב עליו – באותה תוכנית, במשך שנת הכספים – אפילו יתבצע התשלום בשנים הבאות, הסדר זה מאפשר לממשלה לפעול במסגרת תוכניות רב־שנתיות, בפיקוח תקציבי נאות.

לגבי תוכניות בתקציב הרגיל, שבהן לא נקוב סכום הרשאה להתחייב - אך נקוב סכום הוצאה ו/או הוצאה מותנית בהכנסה – ניתן להתחייב בגובה הסכומים האלה, רק אם ההוצאה תיעשה במרוצת אותה שנת כספים, או בשנת הכספים שלאחריה.

שיא כוח אדם

מספר המשרות המירבי, שהממשלה רשאית למלא בשנה מסוימת, מופיע בטור הרביעי של "התוספת הראשונה".

בסיס הוצאה בתקציב

בסיס מזומנים

חוק התקציב מושתת על בסיס מזומנים. כהוצאה תקציבית נחשב תשלום במזומן, או זיכוי של החשב הכללי.

בסיס ביצוע

כדי לאפשר למפעלים העיסקיים, המוכְרים מוצרים ושירותים לציבור, לנהל מערכת חשבונאות קרובה ככל האפשר לזו של גוף מסחרי – הושתת התקציב שלהם על אותו בסיס ביצוע. כלומר, הוצאה של מפעלים עיסקיים אלה נחשבת בתור שכזו כאשר בוצעה העבודה – או משנתקבל השירות או הנכס – בין אם בוצע התשלום ובין אם נדחה למועד מאוחר יותר. על אותו בסיס מוגדרת גם ההכנסה של המפעלים העיסקיים.

רזרבות

ב"תוספת הראשונה" קיימת הרזרבה הכללית. כן קיימות בתקציב רזרבות מיועדות בתקציבי המשרדים השונים. החוק מקנה לשר האוצר סמכות לקבוע, באישור ועדת הכספים של הכנסת, את המטרות והיעדים להוצאת סכומי הרזרבות.

שימוש בעודפי שנה קודמת

כספים שלא הוצאו בשנה מסויימת ניתנים לניצול בשנה שלאחריה, בתנאי שנותר עודף בסעיף ההוצאה הראשי. שר האוצר מוסמך לאשר עודפים לניצול, לאחר מתן הודעה על כך לוועדת הכספים של הכנסת. הסכום המותר לשימוש ייתוסף לסכומים המאושרים בתקציב השנה השוטפת.

עודפים מיוחדים

באישור ועדת הכספים של הכנסת, רשאי שר האוצר לכלול ברשימת העודפים המיוחדים פרטי הוצאה מתקציב שנה קודמת, שלגביהם לא יקוזזו הגירעונות – אם יהיו כאלה – בסעיפי תקציב ראשיים שבהם מופיעים פרטי ההוצאה האמורים.

שינויים בחוק התקציב במשך שנת הכספים

"חוק יסודות התקציב" מאפשר ביצוע שינויים במשך השנה. כל שינוי בתוכנית טעון הודעה לוועדת

הכספים של הכנסת. שינויים בשיעורים העולים על השיעורים הנקובים בחוק מחייבים אישורה המוקדם של הוועדה.

דו"ח תקבולים, הוצאות ומילוי משרות

על שר האוצר להגיש לכנסת דו"ח על התקבולים, ההוצאות ומילוי המשרות בתקציב, לכל תוספותיו וחלקיו, תוך שישה חודשים מתום שנת הכספים.

נוסף לכך, מגיש שר האוצר לוועדת הכספים של הכנסת, בסוף כל רבעון, אומדן של ביצוע הגירעון ומימונו, המבוסס על נתוני קופה.

ביצוע התקציב

התקנת תקנות והאצלת סמכויות

שר האוצר ממונה על ביצוע "חוק יסודות התקציב" וחוק התקציב השנתי. הוא רשאי להתקין תקנות, לרבות פירוט נוסף של תוכניות, וכן להאציל סמכויותיו לפי "חוק יסודות התקציב", לרבות הסמכות להתקין תקנות ביצוע, כולל סדרי ניהול כספים וחשבונות, פרט לתקנות בעלות תוקף תחיקתי.

פיקוח על ביצוע מבחינת חוקיות ההוצאה

הסמכות לפקח על ביצוע התקציב מבחינת חוקיות ההוצאה, עמידה במסגרת התקציב המאושר והתקנת תקנות בדבר סדרי ניהול כספים וחשבונות, מואצלות כל שנה לחשב הכללי. הוא פועל באמצעות חשבי המשרדים, הצמודים למשרדים השונים – אך אחראים ישירות בפניו וכפופים לו מבחינה אירגונית. חתימת חשב המשרד היא תנאי הכרחי למתן תוקף לכל התחייבות או הוצאה של הממשלה.

ביצוע תקציב לגבי תאגידים

סעיפי חוק התקציב המתייחסים לגופים מתוקצבים, לרשויות מקומיות ולגופים נתמכים מַקנים סמכויות ביצוע, בנוסף לשר האוצר, גם לשרים הנוגעים בדבר (השרים הממונים).

ביקורת חיצונית על ביצוע התקציב

ביקורת חיצונית על ביצוע חוק התקציב נתונה בידי מבקר המדינה, המגיש את הדין וחשבון השנתי שלו לכנסת. הערות והמלצות של מבקר המדינה, הנוגעות לחוק התקציב ולביצועו, לדין וחשבון על התקבולים והוצאות המדינה ולמאזן התחייבויותיה וזכויותיה של המדינה, נדונות בוועדה לענייני ביקורת המדינה. מסקנות הוועדה מובאות לאישור הכנסת.

מסמכי חוק התקציב

הצעת חוק התקציב השנתי מפרטת את סך ההוצאה השנתית, שמותר לממשלה להוציא בשנת הכספים. נוסף לכך, מפורסים תקציב ההוצאה המותנית בהכנסה, שיא כוח האדם, תקציבי המפעלים העיסקיים וההלוואות מבנק ישראל.

להצעת חוק התקציב מצורפות שתי תוספות:

התוספת הראשונה

פירוט תקציב ההוצאות

כאן מפורטים תקציב ההוצאה, ההוצאה המותנית בהכנסה, הרשאה להתחייב ושיא כוח האדם של הממשלה. בצד ההוצאות, מורכבת התוספת הראשונה משלושה חלקים:

חלק א': **התקציב הרגיל**
תקציב זה מסווג לפי תחומי מימשל ומינהל, ביטחון, רשויות מקומיות, שירותי חברה, ענפי המשק, תשלומי ריבית (למעט לבנק ישראל) וסיבסוד אשראי ורזרבות.

חלק ב': **תקציב פיתוח וחשבון הון**
חלק זה כולל השקעות ישירות של הממשלה בתחומים שונים, מתן אשראי ותשלומי קרן.

חלק ג: **החזר חובות לבנק ישראל**
חלק זה כולל תשלומי קרן וריבית לבנק ישראל, בגין מקדמות משנים עברו.

תחזית התקבולים והמילוות

גם תחזית ההכנסות מחולקת לשלושה חלקים:

חלק א': **תקבולים שוטפים**
חלק זה כולל מיסים על הכנסה ורכוש, מיסים על הוצאה, אגרות בעד שירותים, ריבית ורווחים, תמלוגים ותקבולים אחרים.

חלק ב': **תקבולים ממילוות וחשבון הון**

חלק זה כולל החזרי השקעות של הממשלה ופירעון הלוואות שנתנה, הפרשות לפנסיה ופיצויים, מילוות שקיבלה בארץ, מילוות ומענקים שקיבלה מחו"ל.

חלק ג': **תקבולים מבנק ישראל**

חלק זה כולל את מקדמת בנק ישראל למימון החזר החוב לבנק ישראל.

תחזית תקציב הוצאות המס — ההטבות

בתחזית זו מפורטים הסכומים שלא ייגבו בשל הטבות מס, לפי חלוקה להטבות במס הכנסה והטבות במיסים עקיפים.

התוספת השנייה

תוספת זו כוללת פירוט התקבולים, ההוצאות, ההרשאה להתחייב ושיא כוח האדם של המפעלים העיסקיים של הממשלה. התוספת השנייה מורכבת משני חלקים:

חלק א': **תחזית תקבולים של מפעלים עיסקיים**

חלק זה כולל את תקבולי המפעלים העיסקיים (לדוגמה: לשכת הפירסום הממשלתית, מינהל מקרקעי ישראל), התקבולים המופיעים כאן נחשבים כתקבולי המדינה, אך אינם כלולים באומדן התקבולים והמילוות בתוספת הראשונה.

חלק ב': **תחזית ההוצאות של מפעלים עיסקיים**

חלק זה כולל את אומדני ההוצאות של המפעלים העיסקיים.

מחירי התקציב

הסכומים בחוק ובלוחות התקציב נקובים באלפי שקלים. הנתונים לגבי הצעת תקציב 2003 הם במחירים של ממוצעים משוערים לתקופה ינואר־דצמבר 2003. הנתונים המתייחסים לתקציב 2002 נקובים במחירי התקציב המקורי 2002 ונתוני ביצוע התקציב של 2001 הם במחירים בפועל בשנת התקציב 2001.

מקדמי המעבר לשנות התקציב 2001-2003
ממוצע לעומת ממוצע
(באחוזים)

	2001	2002	2003
קניות	0.0	0.5	0.0
שכר במיגזר הציבורי	2.5	7.0	1.6
שכר ממשלתי	4.0	6.4	3.0
מטבע חוץ (דולר)	-4.4	4.8	17.1
תשומות בנייה	0.6	0.9	0.0

מקדמי התקציב מקדמים את רמת המחירים, שעל בסיסה נבנה תקציב השנה השוטפת, לרמה הממוצעת החזויה לשנת התקציב הבאה. אי לכך, אין לראות במקדמי המעבר המופיעים בלוח דלעיל תחזיות לעליית מחירים לשנה הבאה.

משרדי הממשלה יתייחסו לתקציב במחירים נומינליים ויתכננו את הוצאותיהם בהתאם לתקציב.

שיא כוח־אדם בשנים 2001–2003

		הצעת חוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע תקציב לשנת 2001
	סך־הכול כללי	74,342.5	72,777.5	69,907.5
	סך־הכול משרדי ממשלה	56,543.0	55,073.5	53,739.0
01	נשיא המדינה	41.5	42.5	53.5
02	הכנסת	385.0	393.0	365.5
04	משרד ראש הממשלה	887.5	894.5	725.0
05	משרד האוצר	5,259.5	5,367.0	5,079.0
06	משרד הפנים	757.5	755.0	738.5
07	המשרד לביטחון פנים	22,819.0	21,328.0	21,315.0
08	משרד המשפטים	2,900.0	2,912.0	2,805.0
09	משרד החוץ	991.0	1,007.0	959.0
11	משרד מבקר המדינה*	525.5	536.0	494.0
15	משרד הביטחון	1,831.0	1,866.0	1,904.5
17	תיאום הפעולה בשטחים	213.5	218.5	169.0
19	משרד המדע, התרבות והספורט	83.0	84.0	98.0
20	משרד החינוך	1,740.5	1,827.0	1,877.5
22	המשרד לענייני דתות	273.0	268.0	301.0
23	משרד העבודה והרווחה	3,625.5	3,491.5	3,528.5
24	משרד הבריאות	8,410.5	8,288.5	8,481.5
25	תגמולים לנכים	50.0	50.0	44.5
26	משרד לאיכות הסביבה	185.5	189.5	178.5
29	משרד הבינוי והשיכון	654.0	663.0	614.5
30	משרד לקליטת העלייה	408.5	355.5	318.5
33	משרד החקלאות ופיתוח הכפר	1,309.5	1,339.5	1,352.5
34	משרד התשתיות הלאומיות	279.5	288.5	277.0
36	משרד התעשייה והמסחר	436.5	445.5	434.0
37	משרד התיירות	158.0	167.0	138.0
39	משרד התקשורת	94.0	96.0	91.0
40	משרד התחבורה	953.5	972.5	1,114.5
43	המרכז למיפוי ישראל	249.0	254.0	256.5

* תקציב מבקר המדינה אינו מובא לאישור הכנסת אלא לידיעה בלבד.

שיא כוח־אדם בשנים 2003-2001 (המשך)

		הצעת חוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע תקציב לשנת 2001
46	חוק חיילים משוחררים	22.0	22.0	21.0
54	רשויות פיקוח	5.0	5.0	4.0
68	היחידה לעניין עובדים זרים	44.5		
47	רזרבה כללית	950.0	947.0	
	סך־הכול מפעלים עיסקיים	17,799.5	17,704.0	16,168.5
89	מפעלי משרד ראש הממשלה ומשרד האוצר	113.0	113.0	127.5
94	בתי־חולים ממשלתיים	17,210.5	17,101.5	15,560.5
95	נמל יפו ונמל חדרה	3.0	3.0	2.0
96	בנק הדואר	4.0	4.0	3.0
98	מינהל מקרקעי ישראל	469.0	482.5	475.5

תקציב הוצאות ברוטו לשנים: 2003-2001
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע תקציב לשנת 2001
	סך־הכול כללי	282,879,054	263,954,369	249,111,301
חלק א':	תקציב רגיל	204,006,146	195,762,102	185,270,320
חלק ב':	תקציב פיתוח והשבון הון	77,142,908	66,161,267	61,902,637
חלק ג':	החזר חובות לבנק ישראל	1,730,000	2,031,000	1,938,344
חלק א':	תקציב רגיל	204,006,146	195,762,102	185,270,320
	מימשל ומינהל	21,887,826	19,398,987	18,120,039
01	נשיא המדינה	25,693	25,730	23,652
02	כנסת	266,080	293,696	247,399
03	חברי ממשלה	23,401	22,690	16,347
04	משרד ראש הממשלה	556,487	510,921	553,070
05	משרד האוצר	1,679,532	1,535,028	1,481,925
06	משרד הפנים	369,566	359,354	328,054
07	משרד לביטחון פנים	7,418,825	6,657,880	6,160,712
08	משרד המשפטים	1,958,230	1,831,791	1,624,278
09	משרד החוץ	1,504,871	1,334,534	1,082,788
11	משרד מבקר המדינה*	160,192	177,287	162,456
12	גימלאות ופיצויים	5,863,569	5,130,505	4,910,716
13	הוצאות שונות	591,677	437,705	230,103
14	מימון מפלגות	508,056	132,428	290,813
19	משרד המדע, התרבות והספורט	670,126	721,641	768,383
26	משרד לאיכות הסביבה	245,340	227,797	239,343
68	היחידה לעניין עובדים זרים	46,181		
	ביטחון	46,978,509	45,771,252	45,939,556
15	משרד הביטחון	46,532,397	45,274,540	45,457,131
16	הוצאות חרום אזרחיות	255,356	218,325	344,510
17	תיאום הפעולה בשטחים	190,756	278,387	137,915

* תקציב מבקר המדינה אינו מובא לאישור הכנסת אלא לידיעה בלבד.

תקציב הוצאות ברוטו לשנים: 2003-2001 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע תקציב לשנת 2001
18	רשויות מקומיות	4,203,786	4,296,774	4,364,385
	=====	====	====	====
	שירותי חברה	83,301,573	83,542,842	78,690,143
	=====	====	====	====
20	משרד החינוך	25,812,481	24,984,494	24,344,412
21	השכלה גבוהה	5,861,591	5,600,066	5,111,413
22	המשרד לענייני דתות	1,556,665	1,730,871	1,661,474
23	משרד העבודה והרווחה	5,521,807	5,346,961	5,064,279
27	העברות לביטוח לאומי	21,149,227	23,496,259	21,243,687
24	משרד הבריאות	15,593,720	14,860,553	14,887,035
25	תגמולים לנכים	1,785,926	1,780,358	1,451,393
29	משרד הבינוי והשיכון	264,025	270,301	280,775
30	המשרד לקליטת העלייה	1,586,385	1,823,527	1,767,090
32	תמיכות במחירי מצרכי יסוד וביצור חקלאי	3,231,609	2,743,602	2,083,899
46	חוק חיילים משוחררים	935,793	903,418	792,944
56	נציבות שוויון זכויות לאנשים עם מוגבלות	2,344	2,432	1,742
	כלכלה ומשק	9,865,229	10,438,197	10,206,183
	=====	====	====	====
33	משרד החקלאות ופיתוח הכפר	1,210,734	1,153,865	1,325,965
34	משרד התשתיות הלאומיות	217,554	217,168	222,518
31	הוצאות משק הדלק	103,536	105,379	135,460
35	הוועדה לאנרגיה אטומית	153,227	151,990	144,285
36	משרד התעשייה והמסחר	186,951	179,895	176,117
37	משרד התיירות	388,672	491,549	418,432
38	תמיכות בענפי משק	2,618,771	2,952,500	2,836,593
39	משרד התקשורת	68,298	60,523	58,548
40	משרד התחבורה	456,143	441,334	460,436
42	מענקי בינוי ושיכון	3,785,760	4,041,366	3,798,696
43	המרכז למיפוי ישראל	99,545	98,753	85,005

תקציב הוצאות ברוטו לשנים: 2003–2001 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע תקציב לשנת 2001
28	תחזוקת כבישים בינעירוניים	487,500	474,772	425,950
54	רשויות פיקוח	88,538	69,103	118,178
44	**סיבסוד אשראי**	**39,407**	**23,875**	**43,536**
45	**תשלום ריבית ועמלות**	**33,250,035**	**28,956,556**	**27,906,478**
	רזרבות	**4,479,781**	**3,333,619**	
47	רזרבה כללית	4,479,781	3,333,619	
חלק ב':	**תקציב פיתוח וחשבון הון**	**77,142,908**	**66,161,267**	**61,902,637**
	תקציב פיתוח	15,799,484	15,640,683	11,851,830
	השקעות במימשל ומינהל	**638,046**	**789,346**	**645,554**
51	דיור ממשלתי	72,175	242,961	199,417
52	משטרה ובתי סוהר	326,509	294,278	202,168
53	בתי משפט	170,986	178,324	149,142
55	אוצר	68,376	73,783	94,827
57	**רשויות מקומיות**	**513,007**	**523,305**	**472,717**
	השקעות בשירותי חברה	**7,221,077**	**7,047,775**	**6,152,003**
60	חינוך	511,866	588,435	748,758
67	בריאות	255,407	267,546	396,993
70	שיכון	6,453,804	6,191,794	5,006,252
	השקעות בענפי משק	**7,427,354**	**7,280,257**	**4,581,556**
72	חקלאות	19,651	20,364	15,642
73	מפעלי מים	766,539	1,001,312	414,220

תקציב הוצאות ברוטו לשנים: 2003-2001 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע תקציב לשנת 2001
76	פיתוח תעשייה	436,648	469,514	156,396
78	תיירות	100,146	130,705	131,506
79	פיתוח תחבורה	4,523,818	4,041,546	3,200,052
83	הוצאות פיתוח שונות	1,580,552	1,616,816	663,740
84	תשלום חובות	61,343,424	50,520,584	50,050,807
חלק ג':	החזר חובות לבנק ישראל	1,730,000	2,031,000	1,938,344
99	ריבית לבנק ישראל	1,115,000	1,461,000	1,494,113
	קרן לבנק ישראל	615,000	570,000	444,231

תקציב הוצאות נטו לשנים: 2003-2001
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע תקציב לשנת 2001
	סך־הכול כללי	**269,853,282**	**251,638,485**	**238,892,361**
חלק א':	תקציב רגיל	192,255,338	184,931,197	176,200,268
חלק ב':	תקציב פיתוח וחשבון הון	75,867,914	64,676,288	60,753,749
חלק ג':	החזר חובות לבנק ישראל	1,730,000	2,031,000	1,938,344
חלק א':	**תקציב רגיל**	**192,255,338**	**184,931,197**	**176,200,268**
	מימשל ומינהל	**20,580,445**	**18,101,087**	**17,324,176**
01	נשיא המדינה	25,226	25,263	23,112
02	כנסת	256,940	284,556	247,378
03	חברי ממשלה	23,401	22,690	16,347
04	משרד ראש הממשלה	542,941	498,082	537,291
05	משרד האוצר	1,494,261	1,384,682	1,337,011
06	משרד הפנים	351,337	332,508	312,654
07	משרד לביטחון פנים	7,040,704	6,287,160	5,873,905
08	משרד המשפטים	1,506,860	1,336,306	1,363,679
09	משרד החוץ	1,388,751	1,235,817	1,051,124
11	משרד מבקר המדינה*	160,192	177,287	162,456
12	גימלאות ופיצויים	5,863,569	5,130,505	4,910,716
13	הוצאות שונות	496,326	342,354	215,483
14	מימון מפלגות	508,056	132,428	290,813
19	משרד המדע, התרבות והספורט	643,585	697,804	754,681
26	משרד לאיכות הסביבה	232,115	213,645	227,526
68	היחידה לעניין עובדים זרים	46,181		
	ביטחון	**41,556,819**	**41,087,026**	**42,900,414**
15	משרד הביטחון	41,181,207	40,744,540	42,449,275
16	הוצאות חרום אזרחיות	255,356	218,325	344,180
17	תאום הפעולה בשטחים	120,256	124,161	106,959
18	**רשויות מקומיות**	**4,203,786**	**4,296,774**	**4,364,385**

* תקציב מבקר המדינה אינו מובא לאישור הכנסת אלא לידיעה בלבד.

תקציב הוצאות נטו לשנים: 2003-2001 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע תקציב לשנת 2001
	שירותי חברה	**79,894,473**	**79,805,298**	**74,485,088**
	====	====	====	====
20	משרד החינוך	24,627,762	23,870,824	23,167,319
21	השכלה גבוהה	5,861,591	5,600,066	5,111,413
22	המשרד לענייני דתות	1,548,052	1,722,225	1,657,594
23	משרד העבודה והרווחה	4,416,539	4,299,106	3,993,249
27	העברות לביטוח לאומי	21,149,227	23,496,259	21,243,687
24	משרד הבריאות	14,059,979	13,365,675	12,960,413
25	תגמולים לנכים	1,784,114	1,778,546	1,447,235
29	משרד הבינוי והשיכון	257,825	262,192	276,811
30	המשרד לקליטת העלייה	1,519,638	1,762,353	1,748,782
32	תמיכות במחירי מצרכי יסוד ובייצור החקלאי	3,231,609	2,742,202	2,083,899
46	חוק חיילים משוחררים	935,793	903,418	792,944
56	נציבות שוויון זכויות לאנשים עם מוגבלות	2,344	2,432	1,742
	כלכלה ומשק	**8,750,592**	**9,335,703**	**9,184,678**
	====	====	====	====
33	משרד החקלאות ופיתוח הכפר	1,019,222	966,686	1,186,401
34	משרד התשתיות הלאומיות	208,935	209,372	214,698
31	הוצאות משק הדלק	103,536	105,379	89,726
35	הוועדה לאנרגיה אטומית	153,227	151,990	144,285
36	משרד התעשיה והמסחר	167,095	158,527	157,581
37	משרד התיירות	380,379	483,256	416,968
38	תמיכות בענפי משק	1,873,507	2,213,718	2,189,301
39	משרד התקשורת	68,005	60,273	57,330
40	משרד התחבורה	359,913	361,134	367,953
42	מענקי בינוי ושיכון	3,774,947	4,010,098	3,770,231
43	המרכז למיפוי ישראל	72,288	71,496	48,071
28	תחזוקת כבישים בינעירוניים	485,000	474,772	423,955
54	רשויות פיקוח	84,538	69,002	118,178

תקציב הוצאות נטו לשנים: 2003–2001 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע תקציב לשנת 2001
44	סיבסוד אשראי	39,407	23,875	43,536
45	תשלום ריבית	33,250,035	28,947,815	27,897,991
	רזרבות	4,479,781	3,333,619	
47	רזרבה כללית	4,479,781	3,333,619	
חלק ב':	תקציב פיתוח וחשבון הון	75,867,914	64,676,288	60,753,749
	תקציב פיתוח	14,524,490	14,155,704	10,702,942
	השקעות במימשל ומינהל	535,666	513,692	459,812
51	דיור ממשלתי	18,088	60,664	41,516
52	משטרה ובתי סוהר	284,084	215,080	181,924
53	בתי משפט	170,123	177,587	149,142
55	אוצר	63,371	60,361	87,230
57	רשויות מקומיות	513,007	523,305	472,717
	השקעות בשירותי חברה	6,314,074	6,093,553	5,284,035
60	חינוך	511,866	588,435	748,758
67	בריאות	185,442	192,388	336,798
70	שיכון	5,616,766	5,312,730	4,198,479
	השקעות בענפי משק	7,161,743	7,025,154	4,486,378
72	חקלאות	9,957	10,670	8,179
73	מפעלי מים	766,539	1,001,312	414,220
76	פיתוח תעשייה	277,323	298,197	104,961
78	תיירות	98,864	129,423	131,506
79	פיתוח תחבורה	4,501,318	4,041,546	3,163,772

תקציב הוצאות נטו לשנים: 2003-2001 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע תקציב לשנת 2001
83	הוצאות פיתוח שונות	1,507,742	1,544,006	663,740
84	תשלום חובות	61,343,424	50,520,584	50,050,807
חלק ג':	החזר חובות לבנק ישראל	1,730,000	2,031,000	1,938,344
99	ריבית לבנק ישראל	1,115,000	1,461,000	1,494,113
	קרן לבנק ישראל	615,000	570,000	444,231

תשלום חובות* — קרן לשנים: 2001–2003
(באלפי שקלים חדשים)

	הצעת חוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע תקציב לשנת 2001
סך־הכל כללי	**61,343,424**	**50,520,584**	**50,050,807**
מילוות פנים	**44,484,647**	**40,233,897**	**41,183,195**
ביטוח לאומי	6,171,631	6,027,789	5,228,982
מילוות באמצעות מינהל			
מילוות המדינה	32,543,816	28,721,693	31,892,519
מילוות חובה	38,088	36,180	56,614
כספי אמיסיות ובנקים שהופקדו באוצר	2,874,512	3,398,235	3,604,595
מילוות והפקדות שונות	105,800	50,000	400,485
רזרבה	2,750,800	2,000,000	
מילוות חוץ	**16,858,777**	**10,286,687**	**8,867,612**
מילווה העצמאות והפיתוח	7,001,706	4,879,928	3,379,492
מילוות בין־ממשלתיים	2,685,628	2,311,957	2,212,006
מילוות מבנקים בארץ ובחו"ל	514,584	322,194	180,022
מילוות על סמך ערבויות מארה"ב	5,400,836	1,819,959	2,898,060
מילוות שונים	764,991	653,096	198,032
רזרבה	491,032	299,553	

* לא כולל בנק ישראל.

תשלום חובות* – ריבית (ברוטו) לשנים: 2003-2001
(באלפי שקלים חדשים)

	הצעת החוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע תקציב לשנת 2001
סך־הכול כללי	33,250,035	28,956,556	27,906,478
מילוות פנים	24,622,676	22,518,536	21,824,309
ביטוח לאומי	4,388,584	4,396,473	3,932,649
מילוות באמצעות מנהל			
מילוות המדינה	19,370,870	17,141,935	16,519,064
מילוות חובה	25,392		63,745
כספי אמיסיות ובנקים	631,520	764,303	906,126
מענקים לתוכניות חיסכון וקופות גמל	100,510	115,575	132,933
מילוות והפקדות שונות	105,800	100,250	269,792
מילוות חוץ	8,627,359	6,438,020	6,082,169
מילווה העצמאות והפיתוח	3,374,119	2,392,505	2,565,481
מילוות בין־ממשלתיים	1,724,800	1,654,508	1,767,193
מילוות מבנקים בארץ ובחו"ל	630,353	448,459	201,770
מילוות על־סמך ערבויות ממשלת ארה"ב	1,084,757	478,937	548,301
מילוות שונים	1,581,671	1,275,519	999,424
הורבת	231,659	188,092	

* לא כולל בנק ישראל.

תשלום חובות* – קרן וריבית לשנת 2003
(באלפי שקלים חדשים)

	קרן	ריבית	קרן+ריבית
סך-הכול כללי	**61,343,424**	**33,250,035**	**94,593,459**
מילוות פנים	44,484,647	24,622,676	69,107,323
ביטוח לאומי	6,171,631	4,388,584	10,560,215
מילוות באמצעות מינהל			
מילוות המדינה	32,543,816	19,370,870	51,914,686
מילוות חובה	38,088	25,392	63,480
כספי אמיסיות ובנקים			
שהופקדו באוצר	2,874,512	631,520	3,506,032
מענקים לתכניות חסכון וקופות גמל		100,510	100,510
מילוות והפקדות שונות	105,800	105,800	211,600
רזרבה	2,750,800		2,750,800
מילוות חוץ	16,858,777	8,627,359	25,486,136
מילוות העצמאות והפיתוח	7,001,706	3,374,119	10,375,825
מילוות בין-ממשלתיים	2,685,628	1,724,800	4,410,428
מילוות מבנקים בארץ ובחו"ל	514,584	630,353	1,144,937
מילוות על סמך ערבויות מארה"ב	5,400,836	1,084,757	6,485,593
מילוות שונים	764,991	1,581,671	2,346,662
רזרבה	491,032	231,659	722,691

* לא כולל בנק ישראל.

תחזית התקבולים והמילוות לשנים: 2003-2001
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע תקציב לשנת 2001
	סך־הכול כללי	269,853,252	251,638,485	238,892,093
חלק א':	תקבולים שוטפים	192,255,338	184,931,197	176,200,000
חלק ב':	תקבולים ממילוות וחשבון הון	75,867,914	64,676,288	60,753,749
חלק ג':	תקבולים מבנק ישראל	1,730,000	2,031,000	1,938,344
חלק א':	**תקבולים שוטפים**	**192,255,338**	**184,931,197**	**176,200,000**
	מיסים ותשלומי חובה	159,586,349	155,337,035	147,467,885
	מיסי הכנסה ורכוש	85,300,000	88,450,000	84,976,364
001	מס הכנסה	72,720,000	76,250,000	76,111,456
002	מס ערך מוסף על מלכ"רים ומוסדות פיננסיים	8,050,000	7,700,000	4,666,638
003	מס שבח	1,140,000	1,000,000	1,081,111
004	מס רכישה	1,400,000	1,600,000	1,701,153
005	מס מכירה ומס רכוש	300,000	150,000	207,473
007	מס מעסיקים	1,690,000	1,750,000	1,208,533
	מיסי הוצאה	74,286,349	66,887,035	62,491,521
011	מכס והיטל על הייבוא	1,440,000	1,400,000	1,356,570
012	מע"מ, כולל מע"מ על יבוא ביטחוני	48,986,349	43,780,000	40,785,550
013	מס קנית	10,020,000	9,600,000	9,203,741
015	בלו	1,150,000	950,000	899,617
018	מס דלק	7,310,000	5,950,000	5,700,946
020	מס בולים	980,000	900,000	871,124
024	אגרות כלי רכב	2,498,360	2,282,000	2,086,113
025	אגרות ורשיונות אחרים	1,901,640	2,025,035	1,587,860
	ריבית ורווחים	2,609,050	2,759,720	2,914,427
034	ריבית במט"ח	175,650	146,720	564,125
035	ריבית בשקלים	2,433,400	2,613,000	2,350,302

תחזית התקבולים והמילוות לשנים: 2001-2003 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע תקציב לשנת 2001
	תמלוגים	1,210,951	1,648,465	1,029,934
042	תמלוגים ממפעלים עיסקיים	1,058	1,005	1,656
043	תמלוגים מאוצרות טבע	84,640	80,400	81,070
044	תמלוגים מחברות ממשלתיות	855,922	1,173,100	457,450
045	דיבידנדים מחברות ממשלתיות	269,331	393,960	489,758
	תקבולים שונים	1,972,065	2,919,017	1,914,284
046	החזר על חשבון תקציב שנים קודמות	84,640	100,500	79,752
047	הכנסות משירותים שונים	1,250,743	2,058,494	1,530,709
050	דמי שימוש בנכסים ממשלתיים	234,642	178,123	155,741
048	הכנסה מיועדת מעל האומדן	402,040	581,900	148,082
	העברה מחלק ב'	26,876,923	22,266,960	22,873,470
חלק ב':	**תקבולים ממילוות וחשבון הון**	**75,867,914**	**64,676,288**	**60,753,749**
	החזר השקעות והלוואות הממשלה	6,088,128	6,579,346	4,414,659
051	גביית קרן בשקלים	4,866,800	5,728,500	4,045,389
053	גביית קרן במט"ח	70,260	62,880	91,988
076	הכנסות ממכירת קרקעות מדינה	1,151,068	787,966	277,282
	הפרשות לפנסיה ולפיצויים	40,400	42,320	35,128
071	הפרשות יחידות משקיות	10,160	10,700	7,191
072	הפרשות מפעלים עיסקיים	10,160	10,700	9,612
073	הפרשות לפנסיה־חברות	20,080	20,920	18,325
	הכנסות הון	1,500,000	1,500,000	171,869
075	הכנסה ממכירת חברות ובנקים	1,500,000	1,500,000	171,869

תחזית התקבולים והמילוות לשנים: 2001–2003 (המשך)
(באלפי שקלים חדשים)

		הצעת חוק לשנת 2003	תקציב מקורי לשנת 2002	ביצוע תקציב לשנת 2001
	מילוות בארץ	64,793,692	57,253,795	63,300,459
081	מילווה מהמוסד לביטוח לאומי	12,643,673	9,686,764	4,100,000
082	הכנסה מאמיסיות והפקדות	52,150,019	47,567,031	59,200,459
	מילוות ומענקים מחו"ל	30,322,617	21,567,787	15,705,104
900	מילווה עצמאות ופיתוח	6,833,062	4,572,750	4,406,352
901	בניכוי: הוצאות הנפקה	-203,972	-217,750	-238,435
908	הלוואות בנקאיות	2,549,650	1,088,750	
	מילוות ומענקים מארה"ב:			
902	- ביטחון	11,015,869	9,145,500	8,935,325
904	- סיוע אזרחי	2,447,971	3,135,600	819,964
907	- מילוות אחרים	7,680,037	3,842,937	1,781,898
	העברה לחלק א'	-26,876,923	-22,266,960	-22,873,470
חלק ג':	**תקבולים מבנק ישראל**	**1,730,000**	**2,031,000**	**1,938,344**
	מקדמה למימון חוב לבנק ישראל	1,730,000	2,031,000	1,938,344

EXHIBIT C2

מתפרסמת בזה הצעת חוק מטעם הממשלה:

הצעת חוק התכנית להבראת כלכלת ישראל (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנות הכספים 2003 ו-2004), התשס"ג-2003

פרק א': מטרת החוק

מטרה

1.חוק זה בא לתקן חוקים שונים, לדחות את תחילתם של חוקים, לבטל חוקים וכן לקבוע הוראות נוספות, במטרה לאפשר התייעלות מבנית ארוכת טווח של המגזר הציבורי, לבצע רפורמות בענפי המשק, להשיג את יעדי התקציב ולצמצם את הגירעון הממשלתי, ההוצאה הממשלתית והציבורית והחוב הלאומי, והכל במסגרת תכנית להבראת כלכלת ישראל.

פרק ב': רשויות מקומיות ומועצות דתיות

תיקון חוק הסדרים במשק המדינה התשנ"ג-1992 ותיקון חוק הרשויות המקומיות (ערר על קביעת ארנונה כללית)

2.(א) בחוק הסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב), התשנ"ג-1992[1] -

(1) בסעיף 7, אחרי ההגדרה "מועצה" יבוא:

""בעלי" - כהגדרתו בפקודת העיריות[2], למעט המדינה ורשות הפיתוח;";

(2) אחרי סעיף 8(ב) יבוא:

"(ג) (1) על אף הוראות סעיף קטן (א) והוראות כל דין, היה הנכס נכס שאינו משמש למגורים (בסעיף זה - עסק) והמחזיק בעסק שאינו דייר מוגן לפי חוק הגנת הדייר [נוסח משולב], התשל"ב-1972[3], לא שילם את הארנונה שהוטלה עליו לפי סעיף קטן (א), כולה או חלקה, רשאית הרשות המקומית בכפוף לכללים ולתנאים שקבעו השרים לענין זה, לחייב את בעל העסק, בהודעת תשלום בכתב שתומצא לו, לשלם את הארנונה שלא שולמה כאמור;

(2) בתקנות לפי פסקה (1) יקבעו השרים, באישור ועדת הכספים של הכנסת -

---

דברי הסבר

סעיף 2
לסעיף קטן (א)

סעיף 8(א) לחוק הסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב), התשנ"ג-1992 (להלן - חוק הסדרים התשנ"ג), קובע כי ארנונה תשולם בידי המחזיק בנכס. כדי למנוע מצבים שבהם בעלי עסקים המחזיקים בנכסים מושכרים מפסיקים את פעילותם בנכס ואינם משלמים את הארנונה בשלו, מוצע לאפשר לרשות מקומית לגבות ארנונה מבעליו של נכס, אשר אינו משמש למגורים (להלן - עסק), אם לא שולמה על ידי המחזיק בעסק, בכפוף לכללים ולתנאים שיקבעו שר הפנים ושר האוצר לענין זה, באישור ועדת הכספים של הכנסת כמפורט בסעיף 8(ג)(2) המוצע לחוק הסדרים התשנ"ג ובלבד שבעל הנכס אינו המדינה או רשות הפיתוח והמחזיק בנכס אינו דייר מוגן לפי חוק הגנת הדייר [נוסח משולב], התשל"ב-1972.

עוד מוצע לקבוע כי השרים יהיו רשאים לקבוע כי הוראות סעיף 8(ג)(1) המוצע לחוק הסדרים התשנ"ג יחולו גם לגבי נכס המשמש למגורים, בשינויים ובתנאים כפי שיקבעו, וכי משקבעו השרים כאמור יקבעו בתקנות באישור ועדת הכספים של הכנסת כללים ותנאים לענין זה כאמור בסעיף 8(ג)(2) המוצע לחוק האמור. (לפסקאות (1) ו-(2) המוצעות).

[1] ס"ח התשנ"ג, עמ' 10; התשנ"ח, עמ' 67.
[2] דיני מדינת ישראל, נוסח חדש 8, עמ' 197; ס"ח התשס"ג, עמ' 60.
[3] ס"ח התשל"ב, עמ' 176.

(א) כללים ותנאים שיחולו על המועצה בטרם קבלת החלטה על חיוב בעל עסק בתשלום ארנונה כללית כאמור בפסקה (1), ובדבר אופן קבלת ההחלטה כאמור;
(ב) כללים בדבר מסירת הודעת תשלום לבעל עסק שהרשות המקומית החליטה לחייבו בתשלום ארנונה כללית כאמור בפסקה (1) ותוכנה של הודעה כאמור ובדבר שיעורי הארנונה שבהם יחויב בעל עסק כאמור;

(3) השרים רשאים לקבוע כי הוראות פסקה (1) יחולו גם לגבי נכס המשמש למגורים בשינויים ובתנאים כפי שיקבעו; קבעו השרים כאמור יקבעו בתקנות באישור ועדת הכספים של הכנסת כללים ותנאים לענין זה כאמור בפסקאות משנה (א) ו-(ב) של פסקה (2);

(3) בסעיף 9 -

(א) בסעיף קטן (א) בסופו, במקום "בהתאם לנוסחאות שיקבעו בתקנות" יבוא "בהתאם לכללים שייקבעו בתקנות.";
(ב) בסעיף קטן (ב) -

(1) ברישה, במקום הקטע החל במילים "בהתאם לנוסחה שיקבעו השרים בתקנות" ועד המילים "לשם התייעלות" יבוא "בהתאם לכללים שייקבעו לפי סעיף קטן (א)";
(2) בפסקת משנה (1), במקום "לנוסחה שתיקבע" יבוא "לכללים שייקבעו";

(ג) אחרי סעיף קטן (ב) יבוא:

"(ב1) השרים רשאים לקבוע, לגבי שנת כספים מסוימת, כללים מיוחדים לעדכון סכומי הארנונה הכללית וכן לעדכון הסכומים המזעריים והסכומים המרביים לארנונה הכללית (בסעיף קטן זה - כללי עדכון מיוחדים), שיחולו על אף הכללים שנקבעו לפי סעיף קטן (א); כללים כאמור ייקבעו לא יאוחר מיום 30 באוקטובר של שנת הכספים הקודמת לשנה שלגביה הם נקבעים; קבעו השרים כללי עדכון מיוחדים לגבי שנת כספים מסוימת, תקבע הרשות המקומית את סכומי הארנונה הכללית לאותה שנה בהתאם לכללים אלה ולכללים שנקבעו לפי סעיף (8ב), ורשאית היא לפעול בהתאם להוראות שנקבעו לפי סעיף קטן ב(1) או (2), ככל שנקבעו, אלא אם כן נקבע אחרת בכללי העדכון המיוחדים."

דברי הסבר

סעיף 9(א) ו-(ב) לחוק הסדרים התשנ"ג מסמיך את שר הפנים ואת שר האוצר לקבוע בתקנות כללים לעדכון הארנונה הכללית המוטלת על ידי הרשויות המקומיות, בהתאם לנוסחה שתיקבע בתקנות, ואשר תביא בחשבון מקדם התייעלות. מוצע לתקן את סעיף 9(א) ו-(ב) לחוק האמור, כך ששר הפנים ושר האוצר יוסמכו לקבוע בתקנות כללים בדבר עדכון הארנונה משנת כספים לשנת כספים עוקבת, אשר יחולו בפועל החל משנת הכספים 2004 ואילך. כן מוצע להסמיך את השרים האמורים לקבוע לגבי שנת כספים מסוימת, כללי עדכון מיוחדים שיחולו על אף הכללים שנקבעו לפי סעיף 9(א) המוצע. (לפסקה (3) המוצעת)

לסעיף קטן (ב)
מוצע לתקן את חוק הרשויות המקומיות (ערר על קביעת ארנונה כללית), התשל"ו-1976, כך שבעל עסק כמשמעותו בחוק הסדרים התשנ"ג, יוכל להגיש השגה על תשלום ארנונה בטענה כי אינו בעל העסק או בטענה כי סכום החיוב נפרע על ידי המחזיק בעסק.

(ב) בחוק הרשויות המקומיות (ערר על קביעת ארנונה כללית), התשל"ו-1976[4] -

(1) בסעיף 1, אחרי ההגדרה "המועצה" יבוא:

""בעל" - כהגדרתו בסעיף 7 לחוק הסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי

התקציב), התשנ״ג-1992 (בחוק זה - חוק הסדרים התשנ״ג);״;

(2) אחרי סעיף 3(א)(3) יבוא:

״(4) היה הנכס עסק כמשמעותו בסעיף 8(ג)(1) לחוק הסדרים התשנ״ג - הוא אינו בעל העסק או שסכום החיוב בשל אותו נכס שולם על ידי המחזיק בו״.

הוראת שעה לשנת הכספים 2003

3.(א) בשנת הכספים 2003 יחולו, על אף האמור בכל דין, תקנות הסדרים במשק המדינה (ארנונה כללית ברשויות המקומיות בשנת 2000), התש״ס-2000[5] (בפרק זה - תקנות הסדרים 2000), בשינויים המחויבים, ואולם -

(1) בתקנה 1, בהגדרה ״הסכום החדש״, במקום ״בתוספת שיעור של 4.8 אחוזים״ יבוא ״בתוספת שיעור של 3.2 אחוזים״;

(2) בתקנה 5, לכל סכום הנקוב בפסקאות (1) עד (12), ייווסף 5.78% ממנו, ובפסקה (13), במקום ״4.8%״ יבוא ״3.2%״;

(3) בתקנה 6, לכל סכום הנקוב בפסקאות (1) עד (11), ייווסף 7.1% ממנו, ובפסקה (12), במקום ״4.8%״ יבוא ״3.2%״;

(4) בתקנה 9(ג), במקום ״כ״ד באדר ב׳ התש״ס (31 במרס 2000)״ יבוא ״כ״ז באייר התשס״ג (29 במאי 2003)״;

(5) בתקנה 12, במקום ״כ״ד בשבט התש״ס (31 בינואר 2000)״ יבוא ״א׳ בסיון התשס״ג (1 ביוני 2003)״;

(6) בכל מקום בתקנותההסדרים 2000, במקום ״הכספים 1999״ יבוא ״הכספים 2002״ ובכל מקום, במקום ״הכספים 2000״ יבוא ״הכספים 2003״.

(ב) על אף האמור בכל דין -

(1) החלטת מועצת רשות מקומית לענין ארנונה כללית לשנת 2003, שהתקבלה לפני תחילתו של חוק זה בהתאם לתקנות הסדרים 2000 בשינויים המפורטים בסעיף קטן (א), תעמוד בתוקפה בשנת הכספים 2003; תחילת תוקפה של החלטה כאמור יהיה ביום כ״ז בטבת התשס״ג (1 בינואר 2003);

דברי הסבר

סעיף 3

מוצע לקבוע הוראת שעה לשנת הכספים 2003, שתחילתה ביום 1 בינואר 2003 ולפיה יחולו הוראות תקנות הסדרים במשק המדינה (ארנונה כללית ברשויות המקומיות בשנת 2000), התש״ס-2000, בשינויים המחויבים, ואולם שיעור עדכון הארנונה לעומת שיעורי הארנונה הכללית שהוטלה כדין בשנת הכספים 2002, יהיה 3.2.% במקביל יידחה המועד לקבלת החלטה במועצת רשות מקומית, בדבר הטלת ארנונהלשנת הכספים 2003 והתאמתה לשיעור עדכון הארנונה לשנת הכספים 2003, עד ליום 15 במאי 2003. כן מוצע לקבוע כי אם לא התאימה רשות מקומית את שיעור עדכון הארנונה לשנת הכספים 2003 כאמור, יהיו סכומי הארנונה הכללית לשנת הכספים 2003 בתחומי אותה רשות מקומית, הסכומים שקבעה הרשות לשנת הכספים 2002 בתוספת של 3.2% מהם.

[4] ס״ח התשל״ו, עמ׳ 252.

[5] ק״ת התש״ס, עמ׳ 270.

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(2) לא קיבלה מועצת רשות מקומית החלטה כאמור בפסקה (1), תקבל או תתקן, ותפרסם החלטה בדבר הטלת ארנונה כללית לשנת 2003, ככל שיידרש להתאמתה לתקנות הסדרים 2000 בשינויים המפורטים

בסעיף קטן (א), עד יום י״ג באייר התשס״ג (15 במאי 2003); תחילת תוקפה של החלטה כאמור יהיה ביום כ״ז בטבת התשס״ג (1 בינואר 2003);
(3) לא פעלה מועצת רשות מקומית כאמור בפסקאות (1) או (2), יהיו סכומי הארנונה הכללית לשנת הכספים 2003 באותה רשות מקומית, הסכומים שקבעה הרשות לשנת הכספים 2002 בתוספת של 3.2% מהם.

(ג) תחילתו של סעיף זה ביום כ״ז בטבת התשס״ג (1 בינואר 2003).

תיקון פקודת העיריות

4. בפקודת העיריות -
(1) בסעיף 3(ב), במקום ״חמשת אלפים״ יבוא ״עשרת אלפים״ ובסופו יבוא ״ואולם בנסיבות מיוחדות שיפורטו רשאי השר להכריז כי תושבי אזור שמספרם אינו עולה על עשרת אלפים יהיו עיריה, ובלבד שמספרם עולה על חמשת אלפים.״;
(2) בסעיף 129(א), בסופו יבוא ״ואולם לא יקבלו שכר ותנאי שירות מקופת העיריה -

(1) סגן ראש עיריה - בעיריה שבה לא יותר מ-10,000 תושבים;
(2) יותר מסגן ראש עיריה אחד - בעיריה שבה לא יותר מ-50,000 תושבים;
(3) יותר משני סגני ראש עיריה - בעיריה שבה לא יותר מ-100,000 תושבים;
(4) יותר משלושה סגני ראש עיריה - בעיריה שבה יותר מ-100,000 תושבים.״

תיקון פקודת המועצות המקומיות

5. בפקודת המועצות המקומיות[6] -
(1) בסעיף 1(ב), במקום ״חמשת אלפים״ יבוא ״עשרת אלפים״ ובסופו יבוא ״ואולם בנסיבות מיוחדות שיפורטו רשאי השר להכריז כאמור גם אם מספר התושבים אינו עולה על עשרת אלפים, ובלבד שהוא עולה על חמשת אלפים.״;

דברי הסבר

סעיף 4
סעיף 3(ב) לפקודת העיריות, קובע כי שר הפנים לא יכריז שתושבי אזור שמספרם אינו עולה על חמשת אלפים יהיו עיריה. מוצע לשנות את המספר האמור לעשרת אלפים. עוד מוצע לקבוע כי בנסיבות מיוחדות שיפורטו יהיה שר הפנים רשאי להכריז כי תושבי אזור שמספרם עולה על חמשת אלפים אך אינו עולה על עשרת אלפים יהיו עיריה. מטרתה של הגדלת מספר התושבים המזערי בעיריות להגדיל את החוסן הכלכלי של העיריות, תוך שימת דגש על ניצול יתרונות לגודל. (לפסקה (1) המוצעת)
סעיף 129(א) לפקודת העיריות קובע כי ראש עיריה וסגן ראש עיריה יקבלו שכר ותנאי שירות מקופת עיריה, בכפוף לאישור שר הפנים ובהתאם לתנאים ולשיעורים שקבע. במטרה לצמצם את העלויות התקציביות הכרוכות בהעסקת סגן ראש עיריה בשכר, מוצע להגביל את מספר סגני ראש העיריה שיקבלו שכר ותנאי שירות מקופת העיריה, בהתאם למספר התושבים בעיריה, ובכל מקרה לשלושה סגנים בלבד. (לפסקה (2) המוצעת)

סעיף 5
מוצע לקבוע בדומה להוראות המוצעות בסעיף 4 המוצע, לגבי עיריות, הוראות לענין מספר תושבים מזערי ומספר מרבי של סגני ראש מועצה בשכר, במועצות מקומיות.

[6] דיני מדינת ישראל, נוסח חדש 9, עמ׳ 256; ס״ח התשס״ב, עמ׳ 43.

(2) בסעיף 35ב(א), בסופו יבוא "ואולם לא יקבלו שכר ותנאי שירות מקופת המועצה המקומית או המועצה האזורית -

(1) סגן ראש מועצה - ברשות מקומית שבה לא יותר מ-10,000 תושבים;
(2) יותר מסגן ראש מועצה אחד - ברשות מקומית שבה לא יותר מ-50,000 תושבים;
(3) יותר משני סגני ראש מועצה - ברשות מקומית שבה לא יותר מ-100,000 תושבים;
(4) יותר משלושה סגני ראש מועצה - ברשות מקומית שבה יותר מ-100,000 תושבים."

ביטול חוק הרשויות המקומיות (כהונת סגנים בעיר הבירה)

6. חוק הרשויות המקומיות (כהונת סגנים בעיר הבירה), התשמ"ט-1989[7] - בטל החל במועד הבחירות לעיריית ירושלים שייערכו לראשונה לאחר תחילתו של חוק זה.

תיקון חוק שירותי הדת היהודיים

7. בחוק שירותי הדת היהודיים [נוסח משולב], התשל"א-1971[8], בסעיף 14, האמור בו יסומן "(א)" ואחריו יבוא:

"(ב) על מספר סגני ראשי מועצות דתיות בשכר, יחולו ההגבלות שבסעיפים 129(א) לפקודת העיריות, ו-35ב(א) לפקודת המועצות המקומיות, לפי הענין, בשינויים המחויבים, ובלבד שמספר הסגנים בשכר בכל מועצה דתית לא יעלה על מספר הסגנים כאמור אשר כיהנו באותה מועצה דתית ביום ד' בשבט התשס"ג (1 בינואר 2003)."

דברי הסבר

סעיף 6
מספר הסגנים שניתן למנות לכל ראש רשות מקומית קבוע כיום בחוק הרשויות המקומיות (בחירת ראש הרשות המקומית וסגניו וכהונתם), התשל"ה-1975 (להלן - חוק בחירת ראש הרשות וסגניו). ביחס לעיריית ירושלים קיים דין מיוחד - חוק הרשויות המקומיות (כהונת סגנים בעיר הבירה), התשמ"ט-1989 (להלן - חוק הרשויות המקומיות כהונת סגנים בעיר הבירה), המסמיך את הממשלה לקבוע מספר סגנים גבוה יותר בירושלים מזה הקיים ברשויות מקומיות אחרות. הואיל ולא נמצא שיש הצדקה לאבחנה זו מוצע לבטל את חוק הרשויות המקומיות (כהונת סגנים בעיר הבירה), ולהחיל בכך את הכללים החלים על כלל הרשויות המקומיות גם על עיריית ירושלים. מוצע להחיל את הביטול האמור החל במועד הבחירות לעיריית ירושלים שייערכו לראשונה לאחר תחילתו של חוק זה.
וזה נוסחו של חוק הרשויות המקומיות (כהונת סגנים בעיר הבירה), התשמ"ט-1989, שמוצע לבטלו:
"סגנים נוספים לראש עיריית ירושלים
1. הממשלה בהתיעצות עם מועצת עירית ירושלים, רשאית לקבוע בצו כי בעירית ירושלים יכול שיכהנו סגנים נוספים לראש העיריה במספר גדול יותר מהאמור לפי סעיף 15 לחוק הרשויות המקומיות (בחירת ראש הרשות וסגניו וכהונתם), התשל"ה-1975."

סעיף 7
מוצע להגביל את מספר סגני ראשי המועצות הדתיות בשכר בדומה להגבלות המוצעות בסעיפים 4 ו-5 המוצעים לענין מספר סגני ראשי רשויות מקומיות. עוד מוצע לקבוע כי מספר סגני מועצות דתיות בשכר במועצה דתית לא יעלה על מספר הסגנים בשכר אשר כיהנו באותה מועצה דתית ביום 1 בינואר 2003.

[7] ס"ח התשמ"ט, עמ' 100.
[8] ס"ח התשל"א, עמ' 130; התשס"א, עמ' 523.

8.בחוק הרשויות המקומיות (בחירת ראש הרשות וסגניו וכהונתם), התשל"ה-1975[9], סעיף 15א - בטל.

תיקון חוק הרשויות המקומיות (בחירת ראש הרשות וסגניו וכהונתם)

9.בחוק הרשויות המקומיות (ביוב), התשכ"ב-1962[10], בסעיף 37 -

תיקון חוק הרשויות המקומיות (ביוב)

(1) בסעיף קטן (א), במקום "רשאית, בחוק עזר, להטיל" יבוא "תטיל, בחוק עזר,";

(2) אחרי סעיף קטן (א) יבוא:

"(ב) לא הטילה רשות מקומית בחוק עזר אגרת ביוב כאמור בסעיף קטן (א) או שהאגרה שהטילה כאמור אינה מכסה את הוצאות החזקת הביוב שלה, רשאי שר הפנים להורות לרשות המקומית, להתקין חוק עזר או לתקן את חוק העזר שהתקינה, לפי הענין, בתוך פרק זמן שיקבע.

דברי הסבר

סעיף 8

סעיף 15א לחוק בחירת ראש הרשות וסגניו, מאפשר להמיר, ברשות מקומית שמספר תושביה עולה על 100,000 תושבים, כהונת סגן ראש רשות הזכאי לקבל שכר ותנאי שירות מקופת העיריה, לפי הוראות סעיף 129 לפקודת העיריות, בכהונה של סגן או שני סגנים בלא שכר, כאשר העלויות הנובעות מהמרה כאמור לא יעלו על 25% מעלות כהונתו של סגן בשכר. מאחר שהסעיף מדבר על המרת כהונה בשכר לכהונה בלא שכר ומאחר שנוצרה אי בהירות בנוגע לפרשנותו, מוצע לבטלו.

וזו לשונו של סעיף 15א לחוק בחירת ראש הרשות וסגניו, שמוצע לבטלו:

"המרת כהונת סגן בשכר בכהונת סגן או שני סגנים ללא שכר

15א. (א) על אף הוראות סעיפים 14 ו-15 או כל דין אחר, ברשות מקומית שמספר תושביה עולה על 100,000 תושבים ניתן להמיר כהונת סגן ראש רשות הזכאי לקבל שכר לפי הוראות סעיף 129 לפקודת העיריות (להלן - סגן בשכר), בכהונה של סגן או של שני סגנים שלא יהיו זכאים לקבל שכר (להלן - סגן ללא שכר), ויחולו הוראות אלה -

(1) כהונת סגן בשכר שנבחר לפי הוראות סעיף 14, תומר לפי הצעת ראש הרשות שאושרה בידי המועצה, ברוב חבריה;

(2) כהונת סגן בשכר שנבחר לפי הוראות סעיף 15, תומר בהחלטת המועצה בדרך האמורה בסעיף 26;

הוחלט כאמור בפסקאות (1) או (2) ייבחרו הסגן או הסגנים בדרך האמורה בסעיפים 14 או 26, לפי הענין.

(ב) המספר המרבי של הסגנים בשכר שניתן להמיר את כהונתם בכהונת סגן או סגנים ללא שכר, לא יעלה על שלושה.

(ג) סגן ללא שכר המכהן כתוצאה מהמרת כהונה של סגן בשכר לפי הוראות סעיף קטן (א), יכול שיוחלף, פעם אחת בלבד במשך כהונת המועצה כלהלן -

(1) לענין סגן שנבחר לפי הוראות סעיף 14 - ייבחר מחליפו לפי הצעת ראש הרשות באישור המועצה ברוב חבריה;

(2) לענין סגן שנבחר לפי הוראות סעיף 26 - ייבחר מחליפו לפי החלטת המועצה בדרך האמורה בסעיף 26.

(ד) הומרה כהונת סגן בשכר בכהונת סגן או שני סגנים ללא שכר, לא תומר כהונת כל אחד מהם חזרה בכהונת סגן בשכר בתקופת כהונתה של המועצה.

(ה) העלויות הנובעות מהמרת כהונת סגן בשכר בכהונת סגן ללא שכר לא יעלו על 25% מעלות כהונתו של סגן בשכר.

(ו) בסעיף זה, "שכר" - "שכר ותנאי שירות" כהגדרתו בסעיף 129 לפקודת העיריות."

סעיף 9

בהתאם לחוק הרשויות המקומיות (ביוב), התשכ"ב-1962 (להלן - חוק הרשויות המקומיות (ביוב)), רשאית רשות מקומית להטיל על תושביה, באמצעות חוק עזר, אגרת ביוב למימון הוצאות החזקת הביוב שלה. שירותי סילוק ביוב הם שירותים המסופקים ככלל על ידי כל הרשויות המקומיות, למרות זאת לא כל הרשויות המקומיות חוקקו חוקי עזר בענין זה או שחוקקו חוקי עזר שגובה האגרה בהם אינו מכסה את הוצאות החזקת הביוב. במצב כזה עלות הטיפול בביוב

[9] ס"ח התשל"ה, עמ' 211; התשס"ג, עמ' 48.

[10] ס"ח התשכ"ב, עמ' 96; התשי"ס, עמ' 192.

(ג) לא פעלה הרשות המקומית בהתאם להוראת השר לפי סעיף קטן (ב), בתוך פרק הזמן שקבע, רשאי השר להטיל בחוק עזר אגרת ביוב כאמור בסעיף קטן (א) או לתקן את חוק העזר שהתקינה הרשות המקומית, לפי הענין.״

תיקון חוק הרשויות המקומיות (בחירות)

10. בחוק הרשויות המקומיות (בחירות), התשכ״ה-1965[11], אחרי סעיף 5 יבוא:

״הקדמת הבחירות בשל איחוד רשויות

5א. (א) בסעיף זה, ״איחוד רשויות״ - כל אחד מאלה:

(1) הכרזה לפי סעיף 3 לפקודת העיריות, שענינה הקמת עיריה במקום מספר רשויות מקומיות, או הרחבת תחום עיריה לפי סעיפים 8, 8א או 9 לפקודה האמורה;

(2) צו כינון לפי סעיף 1 לפקודת המועצות המקומיות, שענינו כינון מועצה מקומית במקום מספר רשויות מקומיות, או הרחבת תחום מועצה מקומית לפי סעיף 7 לפקודה האמורה.

(ב) הכריז השר על איחוד רשויות, רשאי הוא לקבוע מועד לבחירות ברשות המקומית שאיחד, המוקדם ממועד הבחירות הקבוע לכל אחת מהרשויות המקומיות שאוחדו, ובלבד שהמועד שיקבע יחול לאחר תום שלוש שנים ממועד הבחירות האחרונות שנערכו בכל אחת מהרשויות המקומיות כאמור; ואולם בנסיבות מיוחדות ובאישור ועדת הפנים ואיכות הסביבה של הכנסת, רשאי השר לקבוע מועד בחירות שיחול אף בטרם חלפו שלוש שנים ממועד הבחירות האחרונות, כאמור.

(ג) הוראות סעיף קטן (ב) לא יחולו על רשויות מקומיות המפורטות בתוספת לפרק ג׳ בחוק תכנית להבראת כלכלת ישראל (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנות הכספים 2003 ו-2004), התשס״ג-2003.״

דברי הסבר

נופלת על הרשות המקומית הנעדרת מקורות הכנסה נאותים ויוצרת גירעונות כבדים לרשויות המקומיות. לפיכך, מוצע לקבוע כי על רשות מקומית, כענין שבחובה, להטיל אגרת ביוב בתחומה למימון הוצאות החזקת הביוב שלה. (לפסקה (1) המוצעת)

כמו כן מוצע לקבוע כי רשות מקומית שלא הטילה אגרת ביוב כאמור בסעיף 9(א) לחוק הרשויות המקומיות (ביוב), או שהאגרה שהטילה אינה מכסה את הוצאות החזקת הביוב שלה, רשאי שר הפנים להורות לה להתקין חוק עזר או לתקן את חוק העזר לפי הענין. לא פעלה הרשות על פי הוראות השר כאמור, רשאי השר להטיל בחוק עזר אגרת ביוב או לתקן את חוק העזר שהתקינה הרשות המקומית, לפי הענין. (לפסקה (2) המוצעת)

סעיף 10

מדיניות הממשלה בשנים האחרונות היא לפעול, במידת האפשר, לצמצום מספר הרשויות המקומיות. זאת הן כדי להשיג את היתרון לגודל שיש ברשות מקומית גדולה והן כדי לאפשר ייעול וצמצום ההוצאה הציבורית ושיפור השירותים הניתנים לתושבים. הדרך המרכזית לצמצום מספר הרשויות המקומיות היא על ידי איחודן באחת הדרכים המפורטות בהגדרה ״איחוד רשויות״ שבסעיף 5א המוצע לחוק הרשויות המקומיות (בחירות), התשכ״ה-1965 (להלן - חוק הרשויות המקומיות (בחירות)). איחוד רשויות בלא עריכת בחירות סמוך לאחר האיחוד עלול להביא למצב שבו חלק ניכר מתושבי הרשות המאוחדת נותרים חסרי ייצוג במועצת הרשות המכהנת במשך תקופה ארוכה.

זאת ועוד, תאריכי הבחירות לרשויות המקומיות השונות אינם אחידים. משום כך יהיה צורך, במקרים רבים לקבוע תאריך בחירות לרשות מקומית מאוחדת השונה מתאריך הבחירות הקבוע לרשויות מקומיות שאוחדו.

מוצע להסמיך את שר הפנים לקבוע מועד לבחירות ברשות מקומית שהכריז על איחודה המוקדם מתאריך הבחירות הקבוע לכל אחת מהרשויות המקומיות שאוחדו לרשות המאוחדת, ובלבד שחלפו שלוש שנים ממועד הבחירות האחרונות שנערכו בכל אחת מהרשויות כאמור. עוד מוצע להסמיך את השר לקבוע תאריך בחירות במועד מוקדם יותר, באישור ועדת הפנים ואיכות הסביבה של הכנסת.

[11] ס״ח התשכ״ה, עמ׳ 248; התשס״ג, עמ׳ 40.

חוק הסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב), פקודת העיריות ופקודת המועצות המקומיות - תחולה

11.(א) הוראות סעיפים 7 ו-8(ג) לחוק הסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב), התשנ״ג-1992, כנוסחם בסעיף 2(א)(1) ו-(2) לחוק זה וסעיפים 1 ו-3(א)(4) לחוק הרשויות המקומיות (ערר על קביעת ארנונה כללית), התשל״ו-1976, כנוסחם בסעיף 2(ב) לחוק זה, יחולו לגבי בעל עסק כמשמעותו באותם סעיפים, שהתקשר בחוזה להשכרת העסק או שהאריך את תוקפו של חוזה כאמור, לאחר תחילתו של חוק זה.
(ב) הוראות סעיפים 129(א) לפקודת העיריות, ו-35ב(א) לפקודת המועצות המקומיות, כנוסחם בסעיפים 4(2) ו-5(2) לחוק זה, יחולו לגבי סגני ראשי רשויות מקומיות שייבחרו בבחירות הראשונות שלאחר תחילתו של חוק זה; ואולם לא יקבל שכר ותנאי שירות, מקופת הרשות המקומית, סגן ראש רשות מקומית, שהחל לכהן ביום כ״א באדר ב׳ התשס״ג (25 במרס 2003) ולאחריו, אלא בהתאם להוראות הסעיפים האמורים.

דברי הסבר

סעיף 11
לסעיף קטן (א)
מוצע לקבוע כי הוראות סעיפים 2(א)(1) ו-(2) ו-2(ב) לחוק זה יחולו לגבי בעל עסק שהתקשר בחוזה להשכרת העסק או שהאריך את תוקפו של חוזה כאמור, לאחר תחילתו של חוק זה.

לסעיף קטן (ב)
מוצע לקבוע כי ההגבלות על מספר סגני ראש רשויות מקומיות בשכר כמוצע בסעיפים 4(2) ו-5(2) לחוק זה, יחולו לגבי סגני ראש רשויות מקומיות שייבחרו בבחירות הראשונות שלאחר תחילתו של חוק זה, ואולם לא יקבל שכר ותנאי שירות מקופת הרשות המקומית סגן ראש רשות מקומית שהחל לכהן לאחר יום 25 במרס 2003 אלא בהתאם להוראות הסעיפים המוצעים.

פרק ג׳: איחוד רשויות מקומיות

הגדרות

12.בפרק זה -
״בחירות״, לרשות מקומית -
בחירות למועצת הרשות המקומית ולראש הרשות המקומית ולגבי ועד מקומי - בחירות לועד המקומי;

״יום הבחירות״ - יום הבחירות לרשות המאוחדת לפי הוראות סעיף 14;
״רשות מקומית״ - עיריה, מועצה מקומית, מועצה אזורית וועד מקומי;
״השר״ - שר הפנים.

איחוד רשויות מקומיות

13.(א) הרשויות המקומיות, היישובים והשכונות המפורטים בטור א׳ בתוספת לפרק זה יאוחדו לרשות מקומית אחת, שמעמדה המשפטי יהיה כמפורט בטור ב׳ לצדן (בפרק זה - הרשות המאוחדת), החל בבחירות לרשות המאוחדת שיתקיימו לפי הוראות סעיף 14.
(ב) תחום שיפוטה של הרשות המאוחדת יהיה כמפורט להלן:
(1) לגבי הרשויות המאוחדות המפורטות בפרטים 1 עד 43 לתוספת - תחום השיפוט הכולל של כל הרשויות המקומיות שיאוחדו לרשות המאוחדת;
(2) לגבי הרשויות המאוחדות המפורטות בפרטים 44 עד 62 לתוספת - תחום השיפוט כפי שיקבע השר בצו לא יאוחר מ-60 ימים לפני יום הבחירות.

דברי הסבר

כללי

בישראל פועלות כיום 266 רשויות מקומיות, מתוכן כ-140 רשויות מקומיות המונות עד 10,000 תושבים ומהן 66 רשויות מקומיות המונות עד 5,000 תושבים. ריבוי הרשויות מביא למצב של בזבוז משאבים, חוסר יעילות ואי אספקת שירותים ראויים לתושבים. נוסף על כך, אין אופק תכנוני ברשויות מקומיות רבות המקשה על אפשרויות הפיתוח וההרחבה שלהן.
מוצע לבצע מהלך של איחוד רשויות מקומיות כמפורט בתוספת לפרק ג' המוצע (להלן - התוספת) לרשות מקומית מאוחדת. מהלך כאמור יתרום משמעותית לחוסנן הכלכלי של הרשויות המאוחדות, יאפשר תכנון מרחבי יעיל יותר וייעל את השימוש בכספי ציבור.
המצב הכלכלי שבו שרוי המשק הלאומי בכלל, והקטנת המשאבים הציבוריים אשר יועמדו לרשות הרשויות המקומיות בפרט, מחייבים הליך נרחב של התייעלות וקיצוץ בהוצאה הציבורית, שבלעדיו קיים חשש כבד כי הרשויות המקומיות לא יוכלו לעמוד במטלות המוטלות עליהן - מתן שירותים לתושביהן. מטעמים אלה, מוצע לבצע מהלך נרחב של איחוד רשויות מקומיות במסגרת הפרק המוצע.
ביצוע האיחוד הלכה למעשה ראוי שיוטל על נבחרי הציבור שיעמדו בראשות הרשות המאוחדת ואשר יישאו מתוקף תפקידם זה, באחריות להפעלתה. לפיכך, מוצע לקבוע שבמועד הבחירות הקרוב לחלק ניכר מהרשויות המקומיות, החל ביום 28 באוקטובר 2003, ייערכו בחירות לכל הרשויות המאוחדות כמפורט בתוספת. לאחר הבחירות יוטל על נבחרי הציבור באותן רשויות לעצב את מבנה הרשות המאוחדת.
רשימת הרשויות המקומיות שמוצע לאחדן המפורטת בתוספת לפרק זה, פורסמה לעיון הרשויות המקומיות והציבור. בשלב זה מתבצע הליך של מתן הזדמנות, להביא טענות בכתב לרשויות המקומיות ולכל בעל ענין, שבמסגרתו יתכנו שינויים ברשימה כאמור. הליך זה עתיד להסתיים טרם השלמת הליך החקיקה בכנסת.
לפיכך, מוצע לקבוע בפרק זה, הוראות מיוחדות בדבר ביצוע מהלך איחוד הרשויות כאמור. הוראות אלה יחליפו לענין איחוד הרשויות המקומיות המפורטות בתוספת, את ההוראות הקיימות בפקודת העיריות ובפקודת המועצות המקומיות.

סעיפים

12 עד 14

מוצע כי הרשויות המקומיות, היישובים והשכונות המפורטים בטור א' לתוספת, יאוחדו לרשות מקומית אחת החל מן הבחירות לרשויות המקומיות, שיתקיימו ביום 28 באוקטובר 2003 (להלן - יום הבחירות). ביום הבחירות, ייערכו בחירות למועצת הרשות המאוחדת ולראש הרשות המאוחדת כאשר מעמדה המשפטי של הרשות המאוחדת יהיה כמפורט בטור ב' לתוספת.
הוועדים המקומיים שיהיו כלולים ברשות מאוחדת שמעמדה המשפטי הוא כמועצה אזורית, הם הוועדים המקומיים שהיו קיימים ערב יום הבחירות בתחום שיפוטה של הרשות המאוחדת, וכן הרשויות המקומיות והיישובים שיהיו, בעקבות האיחוד ועדים מקומיים

(ג) הועדים המקומיים שיהיו כלולים ברשות המאוחדת שמעמדה המשפטי הוא כמועצה אזורית, הם הועדים המקומיים שהיו קיימים ערב יום הבחירות בתחום שיפוטה של הרשות המאוחדת, וכן הרשויות המקומיות והיישובים שיהיו, בעקבות האיחוד, ועדים מקומיים כמפורט בטור ג' בתוספת.

בחירות לרשות המאוחדת

14.(א) הבחירות לרשות המאוחדת יתקיימו ביום ג' בטבת התשס"ד (28 באוקטובר 2003).
(ב) על אף הוראות סעיף קטן (א), סעיף 5 לחוק הרשויות המקומיות (בחירות), התשכ"ה-1965 (בפרק זה - חוק הרשויות המקומיות (בחירות)), וסעיף 4 לחוק המועצות האזוריות (מועד בחירות כלליות), התשנ"ד-1994[12] (בפרק זה - חוק המועצות האזוריות (מועד בחירות כלליות)), רשאי השר, בהסכמת שר האוצר, לדחות את יום הבחירות לרשות מאוחדת מסוימת, לתקופה שאינה עולה על שישה חודשים מהמועד הקבוע בסעיף קטן (א), אם נוכח שהדבר דרוש כדי לאפשר את ביצוע האיחוד ; דחה השר את מועד הבחירות לרשות מאוחדת מסוימת כאמור, לא ישתתפו התושבים הזכאים להצביע בבחירות לרשות המאוחדת לפי הוראות סעיף קטן (ג), בבחירות לרשות מקומית אחרת.
(ג) זכאים להצביע בבחירות לרשות המאוחדת כל מי שזכאי להצביע לפי הוראות חוק הרשויות המקומיות (בחירות), והוראות צו המועצות המקומיות (מועצות אזוריות), התשי"ח-1958[13], בבחירות לרשויות המקומיות שיאוחדו, ולגבי יישובים שלא נכללו לפני מועד הבחירות לפי סעיף זה, בתחומה של רשות מקומית - מי שהיה זכאי להצביע לפי הוראות החוקים האמורים בבחירות לרשות מקומית, אילו היו נכללים היישובים האמורים, ערב יום הבחירות, בתחומה של רשות מקומית.
(ד) על אף הוראות סעיף 4 לחוק הרשויות המקומיות (בחירות), וסעיף 3 לחוק המועצות האזוריות (מועד בחירות כלליות), החל ביום תחילתו של חוק זה, לא יתקיימו ברשויות המקומיות שיאוחדו לרשות המאוחדת, בחירות בנפרד.
(ה) שר הפנים יקבע את מספר חברי מועצת הרשות המאוחדת העומדת לבחירה לפי הוראות החיקוקים החלים על רשות מקומית במעמדה המשפטי של הרשות המאוחדת.

תחולת הוראות על רשות מאוחדת וסמכויות ראש

15.(א) על הרשות המאוחדת יחולו הוראות כל דין החלות על רשות מקומית במעמדה המשפטי של הרשות המאוחדת.

הרשות ומועצת
הרשות המאוחדת

דברי הסבר

כמפורט בטור ג' לתוספת. עוד מוצע לקבוע כי תחום שיפוטה של הרשות המאוחדת, לגבי הרשויות המאוחדות המפורטות בפרטים 1 עד 43 לתוספת, יהיה תחום השיפוט הכולל של כל הרשויות המקומיות שיאוחדו לרשות המאוחדת, ולגבי הרשויות המאוחדות המפורטות בפרטים 44 עד 62 לתוספת, יהיה תחום השיפוט כפי שיקבע שר הפנים בצו.
עוד מוצע לקבוע כי שר הפנים, בהסכמת שר האוצר, רשאי לדחות את יום הבחירות, אם נוכח כי הדבר נחוץ כדי לאפשר את ביצוע האיחוד, ובלבד שדחיית יום הבחירות לא תהיה לפרק זמן העולה על שישה חודשים.
מוצע לקבוע כי בעלי הזכות לבחור ביום הבחירות יהיו כל מי שהיו בעלי זכות לבחור אלמלא האיחוד, בכל אחת מהרשויות המקומיות והוועדים המקומיים שאוחדו. מספר חברי המועצה העומדת לבחירה ייקבע על ידי שר הפנים על פי הדינים החלים על רשות מקומית מסוגה של הרשות המאוחדת.

סעיפים
15, 16,
19 ו-20
מוצע לקבוע כי לראש הרשות המאוחדת ולמועצת הרשות המאוחדת יהיו החל ממועד פרסום תוצאות הבחירות ברשומות, כל הסמכויות הנתונות לפי כל דין לראש רשות מקומית ולמועצת רשות מקומית במעמדה של הרשות המאוחדת.

(12) ס"ח התשנ"ד, עמ' 248.
(13) ק"ת התשי"ח, עמ' 1256.

(ב) לראש הרשות המאוחדת ולמועצת הרשות המאוחדת שנבחרו בבחירות לפי סעיף 14 יהיו, החל במועד פרסום תוצאות הבחירות ברשומות, כל הסמכויות והתפקידים הנתונים לפי כל דין לראש רשות מקומית ולמועצת רשות מקומית במעמדה המשפטי של הרשות המאוחדת, לגבי כל תחום שיפוטה.

תקופת מעבר

16.(א) בכפוף להוראות פרק זה, כל אחת מהרשויות המקומיות שאוחדו לרשות המאוחדת תמשיך להיות אישיות משפטית הכשרה לכל חובה, זכות ופעולה משפטית, וזאת לתקופה שיקבע השר, דרך כלל או לסוגים של רשויות מקומיות, ובלבד שלא תעלה על 24 חודשים מיום הבחירות (בפרק זה - תקופת המעבר).
(ב) על הרשויות המקומיות שאוחדו לרשות המאוחדת יחולו הוראות כל דין החלות על רשות מקומית במעמדה המשפטי של הרשות המאוחדת.
(ג) מועצת הרשות המאוחדת רשאית, באישור השר, במהלך תקופת המעבר, להעביר סמכויות ותחומי פעולה מרשות מקומית אחת לרשות מקומית אחרת שאוחדו לאותה רשות מאוחדת, וכן להעביר סמכויות ותחומי פעולה מעובד, נושא משרה או בעל תפקיד (בסעיף קטן זה - נושא משרה) ברשות המקומית האחת לנושא משרה ברשות המקומית האחרת, ובלבד שלא יועברו סמכויות נושא משרה המוקנות על פי דין אלא לנושא משרה אחר שמוקנות לו על פי דין סמכויות מאותו הסוג.
(ד) עם מינוים של נושאי המשרה המנויים בסעיף 167 לפקודת העיריות וכן יועץ משפטי ברשות המאוחדת, יהיו בידיהם בלבד הסמכויות הנתונות על פי כל דין לאותו נושא משרה ביחס לכל פעולה של הרשות המאוחדת ושל הרשויות המקומיות שאוחדו לרשות המאוחדת.

תכנית האיחוד

17.(א) בתוך שלושה חודשים מיום הבחירות לרשות המאוחדת, יכין ראש הרשות המאוחדת, תכנית לאיחודן של הרשויות המקומיות לרשות המאוחדת בתום תקופת המעבר (בפרק זה - תכנית האיחוד); תכנית האיחוד תתייחס בין השאר לפעולות שאותן תנקוט הרשות המאוחדת כדי לבצע את האיחוד כאמור, ובכלל זה איחוד יחידות ומערכות, נכסים זכויות והתחייבויות, פיטורי עובדים, ופירוק תאגידים בשליטת רשות מקומית שאינם נחוצים למילוי תפקידיה של הרשות

המאוחדת, וכן למועדים לביצוע הפעולות כאמור; השר רשאי לקבוע הוראות לענין אופן הכנת התכנית לפי סעיף זה ופרטים נוספים שייכללו בה, ויכול הוא לקבוע הוראות כאמור, דרך כלל או לסוגים של רשויות מקומיות; לענין זה,

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דברי הסבר

עוד מוצע לקבוע כי הרשויות המקומיות שאוחדו ימשיכו להיות אישיות משפטית הכשרה לכל חובה, זכות ופעולה משפטית, למשך תקופת ביניים של עד עשרים וארבעה חודשים ממועד הבחירות (להלן - תקופת המעבר), וכי יחולו על רשויות אלה, הוראות כל דין החלות על רשות מקומית במעמדה המשפטי של הרשות המאוחדת.
נוסף על כך, מוצע לקבוע כי מועצת רשות מאוחדת, באישור שר הפנים, רשאית להעביר במהלך תקופת המעבר, סמכויות ותחומי פעולה מרשות מקומית אחת לרשות מקומית אחרת שאוחדו לאותה רשות, וכן להעביר סמכויות ותחומי פעולה מעובד, נושא משרה או בעל תפקיד ברשות מקומית אחת לעובד, נושא משרה או בעל תפקיד ברשות המקומית האחרת.
בתום תקופת המעבר תחדל כל אחת מן הרשויות המקומיות שאוחדו להיות אישיות משפטית והרשות המאוחדת תהיה חליפתן לענין זכויות והתחייבויות.

סעיפים
17 ו-18
מוצע לקבוע כי בתוך שלושה חודשים מיום הבחירות יכין ראש הרשות המאוחדת תכנית לאיחודן של הרשויות המקומיות שאוחדו לרשות המאוחדת. לא הכינה הרשות המאוחדת תכנית, רשאי שר הפנים למנות אדם להכנתה. כמו כן, שר הפנים רשאי להורות לרשות המאוחדת להכניס שינויים בתכנית שהוצגה לו. עוד מוצע לקבוע כי אם נוכח שר הפנים כי הרשות המאוחדת אינה ממלאת אחר הוראות תכנית האיחוד רשאי הוא למנות אדם שיופקד על ביצועה ושיהיו נתונות לו הסמכויות הדרושות לשם ביצוע תכנית האיחוד.

"תאגיד בשליטת רשות מקומית" - תאגיד עירוני כמשמעותו בסעיף 249א לפקודת העיריות וכן תאגיד שבו יש למועצה מקומית כמשמעותה בפקודת המועצות המקומיות לפחות מחצית ההון או מחצית כוח ההצבעה בו.
(ב) תכנית האיחוד תוגש לשר מיד לאחר הכנתה.

סמכויות שר הפנים

18.(א) לא הכינה הרשות המאוחדת תכנית איחוד כאמור בסעיף 17, רשאי השר למנות אדם בעל כשירות מתאימה שיופקד על הכנתה; הוכנה תכנית איחוד על ידי מי שהשר מינה כאמור, תפעל הרשות המאוחדת על פי תכנית זו.
(ב) נוכח השר שאין בתכנית כדי להביא לאיחוד הרשויות המקומיות כנדרש או שאין בה כדי לאפשר את תפקודה התקין והיעיל של הרשות המאוחדת, רשאי הוא להורות לרשות המאוחדת להכניס בה שינויים כפי שיקבע ובתקופה שיקבע, ובכלל זה לענין פיטורי עובדים ופירוק תאגידים בשליטת רשות מקומית כהגדרתם בסעיף 17(א); לא מילאה הרשות המאוחדת אחר הוראות השר כאמור בתקופה שקבע, רשאי הוא למנות אדם בעל כשירות מתאימה שיופקד על הכנת תכנית איחוד מתוקנת; הוכנה תכנית איחוד מתוקנת כאמור, תפעל הרשות המאוחדת על פיה.
(ג) נוכח השר כי הרשות המאוחדת אינה מבצעת אחר הוראות תכנית האיחוד, רשאי הוא למנות אדם בעל כשירות מתאימה שיופקד על ביצועה ויהיו נתונות לו הסמכויות הדרושות לשם ביצוע תכנית האיחוד.
(ד) אין בהוראות סעיף זה כדי לגרוע מהוראות סימן ד' בפרק השביעי לפקודת העיריות ומהוראות פרק ד' לפקודת המועצות המקומיות, לפי הענין.
(ה) על אף הוראות חוק איגודי ערים, התשט"ו-1955[14], רשאי השר להורות על צירופה של הרשות המאוחדת לאיגוד ערים, או להורות על הוצאתה של רשות מקומית שאוחדה ברשות המאוחדת, מאיגוד ערים, לאחר שנתן לראש הרשות המאוחדת ולראשי הרשויות המקומיות האחרות החברות באותו איגוד ערים הזדמנות להעלות את טענותיהם.

הוראות מעבר לענין נכסים תביעות ועובדים

19.בתום תקופת המעבר תחדל כל אחת מהרשויות המקומיות שאוחדו לרשות המאוחדת להיות אישיות משפטית כאמור בסעיף 16(א), והחל באותו מועד יחולו הוראות אלה:

(1) הנכסים, הזכויות וההתחייבויות, לרבות זכויות מוחשיות ושאינן מוחשיות, וכן התחייבויות מותנות, עתידיות, ידועות ובלתי ידועות, שערב תום תקופת המעבר היו של הרשויות המקומיות שאוחדו לרשות המאוחדת, יהיו לקניין הרשות המאוחדת בתום תקופת המעבר;
(2) כל הליך משפטי שהיה תלוי ועומד ערב תום תקופת המעבר, מטעם הרשויות המקומיות שאוחדו לרשות המאוחדת או נגדן, וכן כל עילה להליך משפטי כאמור שהיתה קיימת באותה עת, לרבות לענין ארנונות, אגרות,

המאוחדת, וכן למועדים לביצוע הפעולות כאמור; השר רשאי לקבוע הוראות לענין אופן הכנת התכנית לפי סעיף זה ופרטים נוספים שייכללו בה, ויכול הוא לקבוע הוראות כאמור, דרך כלל או לסוגים של רשויות מקומיות; לענין זה,

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דברי הסבר

עוד מוצע לקבוע כי הרשויות המקומיות שאוחדו ימשיכו להיות אישיות משפטית הכשרה לכל חובה, זכות ופעולה משפטית, למשך תקופת ביניים של עד עשרים וארבעה חודשים ממועד הבחירות (להלן - תקופת המעבר), וכי יחולו על רשויות אלה, הוראות כל דין החלות על רשות מקומית במעמדה המשפטי של הרשות המאוחדת.
נוסף על כך, מוצע לקבוע כי מועצת רשות מאוחדת, באישור שר הפנים, רשאית להעביר במהלך תקופת המעבר, סמכויות ותחומי פעולה מרשות מקומית אחת לרשות מקומית אחרת שאוחדו לאותה רשות, וכן להעביר סמכויות ותחומי פעולה מעובד, נושא משרה או בעל תפקיד ברשות מקומית אחת לעובד, נושא משרה או בעל תפקיד ברשות המקומית האחרת.
בתום תקופת המעבר תחדל כל אחת מן הרשויות המקומיות שאוחדו להיות אישיות משפטית והרשות המאוחדת תהיה חליפתן לענין זכויות והתחייבויות.

סעיפים
17 ו-18
מוצע לקבוע כי בתוך שלושה חודשים מיום הבחירות יכין ראש הרשות המאוחדת תכנית לאיחודן של הרשויות המקומיות שאוחדו לרשות המאוחדת. לא הכינה הרשות המאוחדת תכנית, רשאי שר הפנים למנות אדם להכנתה. כמו כן, שר הפנים רשאי להורות לרשות המאוחדת להכניס שינויים בתכנית שהוצגה לו. עוד מוצע לקבוע כי אם נוכח שר הפנים כי הרשות המאוחדת אינה ממלאת אחר הוראות תכנית האיחוד רשאי הוא למנות אדם שיופקד על ביצועה ושיהיו נתונות לו הסמכויות הדרושות לשם ביצוע תכנית האיחוד.

"תאגיד בשליטת רשות מקומית" - תאגיד עירוני כמשמעותו בסעיף 249א לפקודת העיריות וכן תאגיד שבו יש למועצה מקומית כמשמעותה בפקודת המועצות המקומיות לפחות מחצית ההון או מחצית כוח ההצבעה בו.
(ב) תכנית האיחוד תוגש לשר מיד לאחר הכנתה.

סמכויות שר הפנים

18.(א) לא הכינה הרשות המאוחדת תכנית איחוד כאמור בסעיף 17, רשאי השר למנות אדם בעל כשירות מתאימה שיופקד על הכנתה; הוכנה תכנית איחוד על ידי מי שהשר מינה כאמור, תפעל הרשות המאוחדת על פי תכנית זו.
(ב) נוכח השר שאין בתכנית כדי להביא לאיחוד הרשויות המקומיות כנדרש או שאין בה כדי לאפשר את תפקודה התקין והיעיל של הרשות המאוחדת, רשאי הוא להורות לרשות המאוחדת להכניס בה שינויים כפי שיקבע ובתקופה שיקבע, ובכלל זה לענין פיטורי עובדים ופירוק תאגידים בשליטת רשות מקומית כהגדרתם בסעיף 17(א); לא מילאה הרשות המאוחדת אחר הוראות השר כאמור בתקופה שקבע, רשאי הוא למנות אדם בעל כשירות מתאימה שיופקד על הכנת תכנית איחוד מתוקנת; הוכנה תכנית איחוד מתוקנת כאמור, תפעל הרשות המאוחדת על פיה.
(ג) נוכח השר כי הרשות המאוחדת אינה מבצעת אחר הוראות תכנית האיחוד, רשאי הוא למנות אדם בעל כשירות מתאימה שיופקד על ביצועה ויהיו נתונות לו הסמכויות הדרושות לשם ביצוע תכנית האיחוד.
(ד) אין בהוראות סעיף זה כדי לגרוע מהוראות סימן ד' בפרק השביעי לפקודת העיריות ומהוראות פרק ד' לפקודת המועצות המקומיות, לפי הענין.
(ה) על אף הוראות חוק איגודי ערים, התשט"ו-1955[14], רשאי השר להורות על צירופה של הרשות המאוחדת לאיגוד ערים, או להורות על הוצאתה של רשות מקומית שאוחדה ברשות המאוחדת, מאיגוד ערים, לאחר שנתן לראש הרשות המאוחדת ולראשי הרשויות המקומיות האחרות החברות באותו איגוד ערים הזדמנות להעלות את טענותיהם.

הוראות מעבר לענין נכסים תביעות ועובדים

19.בתום תקופת המעבר תחדל כל אחת מהרשויות המקומיות שאוחדו לרשות המאוחדת להיות אישיות משפטית כאמור בסעיף 16(א), והחל באותו מועד יחולו הוראות אלה:

(1) הנכסים, הזכויות וההתחייבויות, לרבות זכויות מוחשיות ושאינן מוחשיות, וכן התחייבויות מותנות, עתידיות, ידועות ובלתי ידועות, שערב תום תקופת המעבר היו של הרשויות המקומיות שאוחדו לרשות המאוחדת, יהיו לקניין הרשות המאוחדת בתום תקופת המעבר;
(2) כל הליך משפטי שהיה תלוי ועומד ערב תום תקופת המעבר, מטעם הרשויות המקומיות שאוחדו לרשות המאוחדת או נגדן, וכן כל עילה להליך משפטי כאמור שהיתה קיימת באותה עת, לרבות לענין ארנונות, אגרות,

היטלים, דמי השתתפות ותשלומי חובה אחרים, יוסיפו לעמוד בתוקפם ויראו אותם כאילו היו של הרשות המאוחדת או נגדה, לפי הענין, בתום תקופת המעבר.

דברי הסבר

עוד מוצע לקבוע כי על אף האמור בחוק איגודי ערים, התשט״ו-1955, שר הפנים רשאי להורות על צירופה של רשות מאוחדת לאיגוד ערים או על הוצאת רשות מקומית שאוחדה מאיגוד ערים, לאחר שנתן לראש הרשות המאוחדת ולראשי הרשויות המקומיות האחרות החברות באותו איגוד ערים הזדמנות להעלות את טענותיהם.

[14] ס״ח התשט״ו, עמ׳ 48; התשנ״ז, עמ׳ 42.

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(3) (א) מי שהיה עובד אחת הרשויות המקומיות שאוחדו לרשות המאוחדת, ערב תום תקופת המעבר, יהיה עובד הרשות המאוחדת בתום תקופת המעבר.
(ב) על אף האמור בכל דין ובכפוף להוראות פסקת משנה (ג), לא יהיה עובד אחת הרשויות המקומיות שאוחדו לרשות המאוחדת, שנהיה לעובד הרשות המאוחדת, זכאי להטבת פרישה בשל המעבר לרשות המאוחדת.
(ג) הזכויות שהיו לעובד אחת הרשויות המקומיות שאוחדו לרשות המאוחדת, ערב תום תקופת המעבר ושנהיה לעובד הרשות המאוחדת, יישמרו לו ויראו אותן כזכויות הנובעות מעבודתו ברשות המאוחדת.
(ד) אין בהוראות פסקה זו כדי לגרוע מהוראות חוק יסודות התקציב, התשמ״ה-1985[15].

הוראות מעבר לענין תקציב

20. כל הסכומים שתוקצבו בתקציב השנתי שאושר לפי דין לכל אחת מהרשויות המקומיות שאוחדו לרשות המאוחדת, ושלא הוצאו עד תום תקופת המעבר, יראו אותם כאילו תוקצבו לרשות המאוחדת בתום תקופת המעבר.

ארנונה וחוקי עזר ברשות המאוחדת

21. צווי ארנונה, חוקי עזר, צווים, רישיונות, והיתרים, שחלו לפני יום הבחירות בשטח מסוים בתחום שיפוט של רשות מקומית שאוחדה ברשות המאוחדת, יעמדו בתוקפם וימשיכו לחול באותו שטח, כאילו הותקנו או ניתנו, לפי הענין, על ידי הרשות המאוחדת, עד שיפקעו על פי האמור בהם או על פי החיקוק שמכוחם ניתנו או עד להחלטת מועצת הרשות המאוחדת לבטלם או לשנותם לפי דין.

איסור התקשרויות חדשות

22. (א) החל ביום תחילתו של חוק זה לא תתקשר כל אחת מהרשויות המקומיות שאוחדו לרשות המאוחדת, בהתקשרות אשר התקופה למימוש הזכויות או לביצוע החיובים על פיה היא מעבר ליום י״א בסיון התשס״ד (31 במאי 2004), אלא באישור מראש מאת השר.
(ב) נוסף על הוראות סעיף קטן (א), החל ביום תחילתו של חוק זה עד לתום תקופת המעבר, התחייבות של כל אחת מהרשויות המקומיות שאוחדו לרשות המאוחדת, לעשיית עסקה לרכישת מקרקעין או למכירתם טעונה אישור מראש מאת השר; אין בהוראות סעיף קטן זה כדי לגרוע מהוראות כל דין לענין עסקאות מקרקעין החלות על רשות מקומית.

איסור העסקת עובדים חדשים

23. (א) בתקופת המעבר לא תקבל כל אחת מהרשויות המקומיות שאוחדו לרשות המאוחדת או הרשות המאוחדת, עובד

למשרה ברשות המקומית או ברשות המאוחדת, לפי הענין, אלא באישור מראש מאת השר.

דברי הסבר

סעיפים
21 עד 23
מוצע לקבוע כי צווי הארנונה, חוקי העזר, הצווים, הרישיונות וההיתרים, שחלו בשטח מסוים בתחום שיפוט של רשות מקומית שאוחדה לרשות המאוחדת יעמדו בתוקפם וימשיכו לחול באותו שטח, עד שיפקעו או עד שמועצת הרשות המאוחדת תחליט לבטלם או לשנותם.
כן מוצע לקבוע כי הרשויות המקומיות שמוצע לאחדן לא יתקשרו בהתקשרות אשר תקופת ביצוע הזכויות והחיובים על פיה ארוכה מעבר ליום 31 במאי 2004, וכן לא יתקשרו בעסקה לרכישה או מכירה של מקרקעין מיום תחילתו של חוק זה ועד לתום תקופת המעבר, אלא אם כן ניתן לכך אישור מראש מאת שר הפנים.
עוד מוצע לקבוע הוראות בתקופת המעבר לגבי התקשרויות חדשות וקליטת עובדים ברשויות המקומיות שאוחדו וברשות המאוחדת, לפי הענין.

[15] ס״ח התשמ״ה, עמ׳ 60.

(ב) בתקופה שמתום תקופת המעבר עד תום שנים עשר חודשים לאחר מכן לא תקבל הרשות המאוחדת עובד למשרה ברשות, אלא באישור מראש מאת שר הפנים.
(ג) הוראות סעיף זה יחולו גם על קבלת עובדים והעסקתם באמצעות קבלן כוח אדם, כהגדרתו בחוק העסקת עובדים על ידי קבלני כוח אדם, התשנ״ו-1996[16].

ביצוע ותקנות

24. השר ממונה על ביצוע הוראות פרק זה והוא רשאי לקבוע הוראות לביצועו, דרך כלל או לסוגים של רשויות מקומיות, ובין השאר בענינים אלה:

(א) (1) הוראות לענין ניהולן של רשויות מקומיות שאוחדו לרשות המאוחדת, מיום תחילתו של חוק זה עד תום תקופת המעבר, ובכלל זה לענין ההתחייבויות וההתקשרויות של רשויות מקומיות כאמור, ההליכים לביצוען ולהארכת תוקפן, ולענין ביצוע פעולות על פי התקציב שאושר להן טרם הבחירות לרשות המאוחדת;
(2) הוראות להכנת תכנית האיחוד וביצועה לרבות פרטים שייכללו בה ומועדי ביצועה;
(3) הוראות להבטחת רציפות השלטון המקומי בתחום שיפוטה של הרשות המאוחדת;
(4) המועד האחרון למינוים של נושאי משרה המפורטים בסעיף 16(ד) ברשות המאוחדת;
(5) הוראות לענין ניהול הרשות המאוחדת בתקופת המעבר, ובכלל זה בדבר הרכב ועדות הרשות המאוחדת, תנאים ודרכים למינוים של עובדים לרשות המאוחדת, הכללים והמועדים להכנת תקציב הרשות המאוחדת ואישורו ואופן קבלת תשלומים המשולמים על ידי המדינה לרשויות המקומיות שאוחדו לרשות המאוחדת ולרשות המאוחדת;
(6) סדרי הבחירות לרשות המאוחדת.

(ב) השר יקבע את שמות הרשויות המאוחדות לאחר התייעצות עם ועדת השמות הממשלתית שמונתה לפי החלטת הממשלה.

אי תחולה

25. על איחוד הרשויות לפי פרק זה לא יחולו הוראות הפרק השני לפקודת העיריות, והוראות פרק א׳ בפקודת המועצות המקומיות למעט סעיפים 8 ו-9 שבה.

תוספת לפרק ג׳
(סעיף 13)

פרט	טור א׳ הרשויות המקומיות, היישובים והשכונות שיאוחדו לרשות מאוחדת	טור ב׳ מעמדה המשפטי של הרשות המאוחדת	טור ג׳ הרשויות המקומיות או היישובים שבעקבות האיחוד יהיו ועדים מקומיים ברשות המאוחדת
1.	רמלה, לוד	עיריה	
2.	ראשון לציון, בית דגן	עיריה	

דברי הסבר

סעיפים
24 ו-25
מוצע לקבוע כי שר הפנים ממונה על הוראות פרק זה ולהסמיכו לקבוע הוראות לביצועו, דרך כלל או לסוגים של רשויות מקומיות בין השאר בענינים המפורטים בסעיף 24 המוצע, וכן לקבוע את שמות הרשויות המאוחדות לאחר התייעצות עם ועדת השמות הממשלתית שמונתה לפי החלטת הממשלה.

(16) ס״ח התשנ״ו, עמ׳ 201.

פרט	טור א׳ הרשויות המקומיות, היישובים והשכונות שיאוחדו לרשות מאוחדת	טור ב׳ מעמדה המשפטי של הרשות המאוחדת	טור ג׳ הרשויות המקומיות או היישובים שבעקבות האיחוד יהיו ועדים מקומיים ברשות המאוחדת
3.	מזכרת בתיה, קרית עקרון, רחובות	עיריה	
4.	עמק לוד, חבל מודיעין	מועצה אזורית	
5.	פתח תקוה, גבעת שמואל	עיריה	
6.	פרדסיה, כפר יונה	מועצה מקומית	
7.	צורן, קדימה, אבן יהודה, תל מונד	עיריה	
8.	גן רוה, ברנר, חבל יבנה, גדרות, נחל שורק	מועצה אזורית	
9.	בני עי״ש, גדרה, גן יבנה	עיריה	
10.	כפר קאסם, כפר ברא	מועצה מקומית	
11.	נס ציונה, באר יעקב	עיריה	
12.	אליכין, עמק חפר	מועצה אזורית	ועד מקומי אליכין
13.	חולון, אזור	עיריה	
14.	זכרון יעקב, בנימינה, גבעת עדה	מועצה מקומית	

15.	דלית אל כרמל, עוספייה	עיריה	
16.	מנשה, אלונה, קציר - חריש	מועצה אזורית	ועדים מקומיים קציר, חריש
17.	באקה אל גרבייה, ג׳ת	עיריה	
18.	מטה אשר, מעלה יוסף	מועצה אזורית	
19.	תמרה, כאבול, שעב	עיריה	
20.	ריינה, משהד, כפר כנא, עין מאהל, טורעאן	עיריה	
21.	הגליל התחתון, יבניאל, כפר תבור	מועצה אזורית	ועדים מקומיים יבניאל, כפר תבור
22.	צפת, חצור הגלילית	עיריה	
23.	בית ג׳ן, פקיעין, כסרא-סמיע, ינוח-ג׳ת, חורפיש	עיריה	
24.	עילבון, דיר חנא, מעיאר	עיריה	
25.	מג׳יד אל כרום, נחף, דיר אל אסד, בענה	עיריה	
26.	ירכא, אבו סנאן, ג׳וליס	עיריה	
27.	שפרעם, אעבלין, ביר אל מכסור, כפר מנדא, כאוכב-אבו-אל-היג׳א	עיריה	

פרט	טור א׳ הרשויות המקומיות, היישובים והשכונות שיאוחדו לרשות מאוחדת	טור ב׳ מעמדה המשפטי של הרשות המאוחדת	טור ג׳ הרשויות המקומיות או היישובים שבעקבות האיחוד יהיו ועדים מקומיים ברשות המאוחדת
28.	איכסאל, דבורייה	מועצה מקומית	
29.	שיבלי-אום אל ג׳נם, בוסתאן אל מרג׳	מועצה אזורית	ועד מקומי שיבלי-אום אל ג׳נם
30.	סח׳נין, עראבה	עיריה	
31.	ג׳דיידה-מכר, כפר יסיף	עיריה	
32.	נצרת, יפיע, עילוט	עיריה	
33.	אל-בטוף, בועיינה-נוג׳יידאת	מועצה אזורית	ועד מקומי בועיינה-נוג׳יידאת
34.	מג׳דל שמס, בוקעתא, מסעדה, עין קיניא		
35.	בקעת בית שאן, הגלבוע	מועצה אזורית	
36.	מטה יהודה, קרית יערים	מועצה אזורית	ועד מקומי קרית יערים

37.	באר טוביה, חוף אשקלון	מועצה אזורית	
38.	יואב, לכיש, שפיר	מועצה אזורית	
39.	שער הנגב, שדות נגב	מועצה אזורית	
40.	תל שבע, חורה, לקייה	עיריה	
41.	בני שמעון, אשכול, מרחבים	מועצה אזורית	
42.	ערערה בנגב, כסייפה	מועצה מקומית	
43.	עומר, מיתר, להבים	מועצה מקומית	
44.	אור יהודה, רמת פנקס	עיריה	
45.	קרית אונו, סביון, גני תקוה, נוה אפריים מונסון, גני יהודה	עיריה	
46.	רמת גן, אפעל (למעט רמת פנקס)	עיריה	
47.	הרצליה, גליל ים	עיריה	
48.	דרום השרון (למעט גני יהודה), רמות השבים	מועצה אזורית	ועד מקומי רמות השבים
49.	לב השרון, חוף השרון (למעט גליל ים), כפר שמריהו	מועצה אזורית	ועד מקומי כפר שמריהו
50.	מודיעין, מכבים-רעות, נוף איילון	עיריה	
51.	קרית מוצקין, קרית ים, קרית ביאליק וכן השכונות בחיפה - קרית חיים וקרית שמואל	עיריה	

פרט	טור א' הרשויות המקומיות, היישובים והשכונות שיאוחדו לרשות מאוחדת	טור ב' מעמדה המשפטי של הרשות המאוחדת	טור ג' הרשויות המקומיות או היישובים שבעקבות האיחוד יהיו ועדים מקומיים ברשות המאוחדת
52.	חוף הכרמל, עתלית	מועצה אזורית	ועדים מקומיים עתלית, כפר גלים
53.	מעלה עירון, מעאוויה	מועצה מקומית	
54.	חיפה (למעט השכונות קרית חיים וקרית שמואל), נשר, טירת כרמל	עיריה	

55.	ערערה, כפר קרע, בסמ״ה (למעט מעאוויה)	עיריה	
56.	עמק הירדן, מגדל, מנחמיה, כנרת, אמנון, כורזים, כרכום	מועצה אזורית	ועדים מקומיים מנחמיה, מגדל, כנרת
57.	זרזיר, בסמת טבעון, כעבייה-טאבש-חג׳אג׳רה, איבטין, ח׳ואלד, ראס עלי	מועצה אזורית	ועדים מקומיים זרזיר, בסמת טבעון, כעבייה-טאבש-חג׳אג׳רה, ח׳ואלד, ראס עלי
58.	תמר, ערבה תיכונה (למעט צוקים, צופר, פארן)	מועצה אזורית	
59.	חבל אילות, צוקים, צופר, פארן	מועצה אזורית	
60.	ראמה, סאג׳ור, עין אל אסד	מועצה מקומית	
61.	עמק יזרעאל, מגידו, זבולון (למעט איבטין, חוואלד), רמת ישי	מועצה אזורית	ועד מקומי רמת ישי
62.	הגליל העליון, מבואות החרמון (למעט אמנון, כורזים, כרכום), מטולה, יסוד המעלה, ראש פינה	מועצה אזורית	ועדים מקומיים, מטולה, יסוד המעלה, ראש פינה

פרק ד׳: משק החשמל

תיקון חוק משק החשמל

26.בחוק משק החשמל, התשנ״ו-1996[17] -

(1) בסעיף 2 -

(א) ההגדרות ״המנהל״ ו״מחזיק אמצעי שליטה״ - יימחקו;
(ב) בהגדרה ״צרכן״, במקום ״ואינו בעל רישיון ספק שירות חיוני״ יבוא ״או מבקש חיבור לרשת החשמל, למעט מי שהוראות החוק לענין בעל רישיון ספק שירות חיוני חלות עליו רק בשל קביעה לפי סעיף 18(ב)״;
(ג) אחרי ההגדרה ״רישיון הולכה״ יבוא:

״״רישיון הספקה״ - רישיון למכירת חשמל לצרכנים;״;

(ד) בהגדרה ״רישיון הספקה״, ״רישיון חלוקה״, המילים ״רישיון הספקה״- יימחקו;

(2) בפרק ב׳ - רישוי, לפני סעיף 3 יבוא:

״מדיניות 2א. השר יקבע הוראות מדיניות במשק החשמל, בין השאר בענינים אלה:

(1) העתודה הנדרשת במשק החשמל;
(2) הרכב הדלקים במשק החשמל;
(3) ריכוז או ביזור של אתרי ייצור החשמל;

(4) הקמת תחנות כוח ובכלל זה, מיקומן, גודלן ועיתוי הקמתן;
(5) חיבור רשתות עם מדינות שכנות וסחר בין-לאומי בחשמל;
(6) משק החשמל בשעת חירום.";

(3) בסעיף 3(א), במקום "השר" יבוא "יושב ראש הרשות;";
(4) בסעיף 4 -

(א) בסעיף קטן (א), במקום "השר" יבוא "יושב ראש הרשות" ובסופו יבוא "הכל בהתאם להוראות חוק זה";
(ב) בסעיף קטן (ב), המילים "יכול שיינתן לאדם יותר מרישיון אחד" - יימחקו;

דברי הסבר

סעיפים
26 ו-27
לפסקה (1)
מוצע למחוק מחוק משק החשמל, התשנ"ו-1996 (להלן - חוק משק החשמל), את ההגדרות "המנהל" ו"מחזיק אמצעי שליטה", אשר אינן נדרשות עוד, בשל התיקון המוצע בפרק זה, וכן לתקן את ההגדרה "צרכן" ולהוסיף הגדרה "רישיון הספקה".
לפסקה (2)
מוצע להסמיך את שר התשתיות הלאומיות בחוק לקבוע הוראות בענין מדיניות במשק החשמל.

לפסקאות (3) ו-(4)(א)
מוצע להעביר את סמכות מתן הרישיונות במשק החשמל משר התשתיות הלאומיות ליושב ראש הרשות לשירותים ציבוריים - חשמל (להלן - הרשות).

[17] ס"ח התשנ"ד, עמ' 277; התשנ"ז, עמ' 285.

(ג) אחרי סעיף קטן (ב) יבוא:

"(ב1) לא יינתן לאדם רישיון ליותר מפעילות אחת, ואולם -

(1) ניתן לתת לאדם רישיון ייצור או רישיון חלוקה יחד עם רישיון הספקה.";
(2) ניתן לתת לאדם רישיון הולכה, יחד עם רישיון ייצור, ובלבד שלא יינתנו לו רישיונות ל-5% או יותר מהיקף כושר הייצור במשק החשמל.";

(5) בסעיף 6 -

(א) בסעיפים קטנים (ב) ו-(ג), במקום "השר" יבוא "יושב ראש הרשות";
(ב) בסעיף קטן (ד), אחרי "השרים" יבוא "בהתייעצות עם הרשות";
(ג) בסופו יבוא:

"(ה) יושב ראש הרשות לא ייתן רישיון ייצור או רישיון חלוקה למי שמחזיק אמצעי שליטה בבעל רישיון הולכה;
(ו) יושב ראש הרשות לא ייתן רישיון הולכה למי שמחזיק אמצעי שליטה בבעל רישיון ייצור או בבעל רישיון חלוקה;
(ז) יושב ראש הרשות לא ייתן רישיון ייצור למי שמתקיים בו אחד מאלה:

(1) הוא מחזיק אמצעי שליטה בבעל רישיון חלוקה אשר מחזיק 10% או יותר מהיקף החלוקה במשק החשמל;

(2) הוא מחזיק אמצעי שליטה בבעל רישיון חלוקה, ולאחר קבלת הרישיון המבוקש יחזיק 10% או יותר מהיקף כושר הייצור במשק החשמל;
(3) הוא יחזיק לאחר קבלת הרישיון המבוקש 30% או יותר מהיקף כושר הייצור במשק החשמל;
(4) הוא בעל רישיון הולכה, למעט כאמור בסעיף 4(ב1)(2).

(ח) יושב ראש הרשות לא ייתן רישיון חלוקה למי שמתקיים בו אחד מאלה:

(1) הוא מחזיק אמצעי שליטה בבעל רישיון ייצור אשר מחזיק 10% או יותר מהיקף כושר הייצור במשק החשמל;

דברי הסבר

לפסקאות (4)(ב) ו-(ג) ו-(5)
במסגרת הרפורמה המתוכננת במשק החשמל, ובהתאם להמלצות הועדה ליישום שינויים מבניים במשק החשמל, מוצע כי לא יינתן לאדם רישיון ליותר מפעילות אחת, למעט כמפורט בפסקה 4(ג) המוצעת, וכי יתבצעו ההפרדות הנדרשות בין רישיונות ההולכה, החלוקה והייצור. מוצע כי לא יחזיק אדם 30% או יותר מהיקף הייצור במשק החשמל וכי לא יחזיק 20% או יותר מהיקף החלוקה במשק החשמל. עוד מוצע להסמיך את השרים, בהתייעצות עם הרשות ועם רשות החברות הממשלתיות לקבוע שיעורים שונים מן האמור לעיל, והגבלות נוספות, משיקולים של קידום התחרות במשק החשמל.

---

(2) הוא מחזיק אמצעי שליטה בבעל רישיון ייצור, ולאחר קבלת הרישיון המבוקש יחזיק 10% או יותר מהיקף החלוקה במשק החשמל;
(3) הוא יחזיק לאחר קבלת הרישיון המבוקש 20% או יותר מהיקף החלוקה במשק החשמל.

(ט) השרים, בהתייעצות עם הרשות ועם רשות החברות הממשלתיות כמשמעותה בחוק החברות הממשלתיות, התשל"ה-1975[18] (בחוק זה - רשות החברות הממשלתיות), רשאים לשם קידום התחרות במשק החשמל, לקבוע שיעורים שונים מהשיעורים הקבועים בסעיפים קטנים (ז) ו-(ח) וכן הגבלות נוספות על ההגבלות האמורות בסעיף זה למתן רישיונות.";

(6) בסעיף 7 -

(א) בסעיף קטן (א), בסופו יבוא:

"(5) לענין רישיון הולכה - אחריות של בעל רישיון ההולכה לפיתוח משק החשמל, בהתאם לתכנית פיתוח כאמור בסעיף 19, לרבות תכנון רשת החשמל.";

(ב) בסעיף קטן (ב), אחרי "בפעילות" יבוא "בתקופת תוקפו";

(7) בסעיף 8 -

(א) במקום הרישה יבוא "יושב ראש הרשות בבואו להחליט אם לתת רישיון או לקבוע בו תנאים, וכן הרשות או השר בבואם לתת אישור לפי סעיפים 11 עד 13, לפי הענין, יפעלו בהתאם למדיניות הממשלה בתחום משק החשמל, ובהתאם למדיניות שנקבעה לפי סעיף 2א וישקלו ובין השאר את אלה:";
(ב) פסקה (1) - תימחק;

(8) בסעיף 9 -

(א) בסעיף קטן (א), במקום "השר רשאי" יבוא "הרשות רשאית" ובמקום "אם מצא" יבוא "אם מצאה";
(ב) בסעיף קטן (ב), במקום "השר רשאי" יבוא "הרשות, באישור השר, רשאית";
(ג) בסעיף קטן (ג), במקום "השר לא יעשה" יבוא "הרשות לא תעשה", במקום "בסמכויותיו" יבוא "בסמכויותיה" ובמקום "נתן" יבוא "נתנה";

(9) בסעיף 10 -

(א) בכותרת השוליים, במקום "והמנהל" יבוא "ויושב ראש הרשות";

דברי הסבר

לפסקה (6)
כחלק מהשינויים המבניים וההפרדה בין הרשויות כמפורט לעיל, מוצע לקבוע כי ניתן יהיה להטיל על בעל רישיון הולכה, אחריות לפיתוח משק החשמל, כמפורט בפסקה (6)(א) המוצעת.
לפסקאות (7), (8) ו-(10)
מוצע לבצע תיקונים בסעיפים 8, 9 ו-11 לחוק משק החשמל, הנדרשים בשל העברת סמכות מתן רישיונות ואישורים ליושב ראש הרשות ולרשות ובשל הסמכת השר לקבוע הוראות בענין מדיניות במשק החשמל, כמוצע בפרק זה.

[18] ס"ח התשל"ה, עמ' 132; התשס"ב, עמ' 84.

(ב) בסעיף קטן (א), במקום "והמנהל" יבוא "ויושב ראש הרשות";
(ג) בסעיפים קטנים (ב) ו-(ג), במקום "המנהל" יבוא "יושב ראש הרשות";

(10) בסעיף 11, בכל מקום, במקום "השר" יבוא " הרשות";
(11) בסעיף 13, בסופו יבוא:

"(ג) החזיק אדם, למעט המדינה, אמצעי שליטה בניגוד להוראות לפי חוק זה או לרישיונות שניתנו לו, לא יופעלו מכוח אמצעי השליטה המוחזקים כאמור, זכויות הצבעה למינוי דירקטורים, זכויות לקבלת דיווידנדים או כל זכות אחרת.";

(12) בסעיף 17(ד), במקום "השר רשאי לקבוע כללים, תנאים ומקרים שבהם" יבוא "הרשות תקבע אמות מידה לפיהן";
(13) בסעיף 19, בכל מקום, אחרי "השר" יבוא "בהתייעצות עם הרשות";
(14) בסעיף 20 -

(1) בסעיף קטן (א), במקום "השר" יבוא "יושב ראש הרשות";
(2) בסעיף קטן (ב), אחרי "בהתייעצות עם הרשות" יבוא "או לפי הצעתה", אחרי "כמויות חשמל" יבוא "לרבות מחיר" ובסופו יבוא: "בכללים כאמור ייקבעו המקרים שבהם תהיה הרשות רשאית לתת הוראות אחרות לענין עסקה מסוימת";

(15) בסעיף 21 -

(א) האמור בו יסומן "(א)", ובסופו יבוא "שתפעל לקידום מטרותיו של חוק זה, בשים לב למדיניות הממשלה לענין משק החשמל, תפקח על מילוי הוראות לפיו ולפי הרישיונות ותמלא את התפקידים שנקבעו לה בחוק זה ושהוטלו עליה לפי כל דין אחר";
(ב) אחרי סעיף קטן (א) יבוא:

"(ב) השר אחראי לביצוע פעולת הרשות לפי הוראת חוק זה.";

(16) בסעיף 30, אחרי פסקה (2) יבוא:

"(3) פיקוח על מילוי הוראות שנקבעו ברישיונות;

(4) יישום, בהתאם להוראות חוק זה, של מדיניות שקבע השר לפי הוראות סעיף 2א.";

דברי הסבר

לפסקה (9)
מוצע לאחד את הגופים העוסקים ברגולציה במשק החשמל, וכן לבטל את מינהל החשמל במשרד התשתיות הלאומיות ולהעביר את סמכויותיו לרשות.

לפסקה (11)
לשם יישום השינויים המבניים המוצעים בפרק ד' המוצע, מוצע כי לא ניתן יהיה להפעיל זכויות מכוח אמצעי שליטה המוחזקים בידי גורם כלשהו, למעט המדינה, בניגוד להוראות החוק.

לפסקאות (12) עד (14)
מוצע לקבוע כי כללים לביצוע עסקאות עם ספק שירות חיוני, בהבדל מאמות מידה לפעולתו, ייקבעו בידי השר בהתייעצות עם הרשות או לפי הצעתה.
עוד מוצע כי בכללים כאמור ניתן יהיה לקבוע גם מחיר וכי הרשות תוסמך במסגרתם לקבוע הוראות אחרות במקרים מסוימים.

לפסקאות (15) ו-(16)
עם העברת סמכויות מינהל החשמל וסמכויות מתן הרישיונות מהשר לרשות, מוצע לפרט את מטרות

---

(17) בסעיף 33, האמור בו יסומן "(א)" ואחריו יבוא:

"(ב) הרשות תקבע הוראות לענין סכומי כסף שישלם בעל רישיון ספק שירות חיוני בשל הפרת אמות המידה שנקבעו לפי סעיף קטן (א).";

(18) אחרי סעיף 37 יבוא:

"דיווח לשר

37א. (א) הרשות תגיש לשר, בתחילת כל שנה, תכנית עבודה לאותה שנה, ובסיומה, דיווח על פעילותה באותה שנה; במהלך השנה, רשאי השר לדרוש מהרשות דיווחים נוספים על פעילותה, בין בנושא מסוים ובין בכלל.
(ב) השר רשאי לדרוש מהרשות לגבש עמדה בנושא מסוים, שיפורט בדרישתו; דרש השר כאמור, תדון הרשות באותו נושא ותגבש את עמדתה בתוך 60 ימים; לא דנה הרשות באותו נושא בתוך התקופה האמורה, למעט מסיבות שאינן תלויות בה, רשאי השר לפעול בנושא המסוים שלא באמצעות הרשות.

מינוי רשות חדשה

37ב. (א) ראה השר כי הרשות אינה ממלאת כראוי את תפקידיה על פי חוק זה, יודיע לרשות, בהודעה מנומקת בכתב שישלח ליושב ראש הרשות, כי אם בתוך זמן סביר שיקבע לא יתוקן הטעון תיקון, יורה על פיזורה; לא תוקן הטעון תיקון בתוך המועד שקבע השר בהודעתו, רשאי השר, בהתייעצות עם שר האוצר ובאישור הממשלה, להורות על פיזור הרשות.
(ב) בתוך שלושים ימים מיום פיזור הרשות לפי סעיף קטן (א), תמונה רשות חדשה לפי הוראות סעיף 22, השר רשאי, בהסכמת שר האוצר, להאריך תקופה זו בשלושים ימים נוספים.
(ג) במהלך התקופה כאמור בסעיף קטן (ב), תמשיך הרשות לפעול בהרכבה הקודם."

(19) בסעיף 45, במקום "המנהל" יבוא "יושב ראש הרשות";
(20) בסעיף 46, בסעיפים קטנים (ב) ו-(ג), במקום "המנהל" יבוא "יושב ראש הרשות";
(21) בסעיף 47 -

(א) בסעיף קטן (א), במקום "מהמנהל" יבוא "מיושב ראש הרשות" ובמקום

"המנהל" יבוא "יושב ראש הרשות";

דברי הסבר

פעולתה של הרשות ולקבוע כי השר יהיה אחראי לביצוע פעולות הרשות לפי החוק.

לפסקה (17)

מוצע להסמיך את הרשות לקבוע הוראות לענין סכומי כסף שישלם בעל רישיון ספק שירות חיוני בשל הפרת אמות המידה שקבעה.

לפסקה (18)

בשל הרחבת סמכויות הרשות, ובלי לפגוע בעצמאותה ובשיקול הדעת שלה בהתאם לחוק משק החשמל, מוצע לקבוע חובות דיווח של הרשות לשר, ולאפשר לשר בהתייעצות עם שר האוצר ובאישור הממשלה, למנות רשות חדשה, אם מצא שהרשות הקיימת אינה ממלאה כראוי את תפקידיה.

לפסקאות (19) עד (24) ולסעיף 27

התיקונים לסעיפים 45 עד 48 ו-56 לחוק משק החשמל נדרשים בשל ביטול מינהל החשמל כאמור, והעברת סמכויות מינהל החשמל ומנהל מינהל

(ב) בסעיפים קטנים (ב) ו-(ג), במקום "המנהל" יבוא "יושב ראש הרשות";

(22) בסעיף 48(ב), במקום "המנהל" יבוא "יושב ראש הרשות";
(23) בסעיף 56, בכל מקום, במקום "המנהל" יבוא "יושב ראש הרשות";
(24) סעיף 57 - בטל;
(25) בסעיף 60, אחרי סעיף קטן (ד) יבוא:

(ד1) יושב ראש הרשות רשאי לתת רישיונות לתקופה שתחילתה בתום תקופת המעבר, וסיומה לא יאוחר מיום ה' בטבת התשס"א (31 בדצמבר 2011) (להלן - התקופה הקובעת), אף בלי שמתקיימות הוראות סעיפים 6(ז)(3) ו-6(ח)(3), ובלבד שייתקיימו שני אלה:

(1) החל ביום כ"ג בטבת התשס"ח (1 בינואר 2008), לא יחזיק אדם ברישיונות ל-70% או יותר מהיקף כושר הייצור או היקף החלוקה, במשק החשמל, ולא יחזיק באמצעות חברה אחת 30% או יותר מהיקף כושר הייצור או 20% או יותר מהיקף החלוקה;
(2) החל ביום ט"ו בטבת התש"ע (1 בינואר 2010), לא יחזיק אדם ברישיונות ל-50% או יותר מהיקף כושר הייצור או מהיקף החלוקה, במשק החשמל, ולא יחזיק באמצעות חברה אחת 30% או יותר מהיקף כושר הייצור, או 20% או יותר מהיקף החלוקה.

(ד2) השרים, בהתייעצות עם הרשות ועם רשות החברות הממשלתיות, רשאים לקבוע מועדים שונים מהמועדים האמורים בסעיף קטן (ד1), אם נוכחו כי הדבר דרוש בשל היקף כושר הייצור במשק החשמל.
(ד3) יושב ראש הרשות רשאי לתת רישיונות ייצור לתקופה המסתיימת בתום תקופת המעבר, אף בלי שמתקיימות הוראות סעיפים 6(ז)(3) ו-6(ח)(3)."

תיקון חוק שירות המדינה (מינויים)

27. בחוק שירות המדינה (מינויים), התשי"ט-1959[19], בתוספת, המילים "מנהל מינהל החשמל במשרד האנרגיה והתשתית" - יימחקו.

דברי הסבר

החשמל לרשות וליושב ראש הרשות. במסגרת זו מוצע לבטל את סעיף 57 לחוק משק החשמל, הקובע לאמור: "הממשלה תמנה, על פי הצעת השר, מנהל לענין חוק זה; המנהל יהיה עובד מדינה והוא כפוף במישרין לשר.", ולתקן בהתאם את התוספת לחוק שירות המדינה (מינויים), התשי"ט-1959.

לפסקה (25)

מוצע לקבוע הוראת מעבר באופן שהשינויים המבניים במשק החשמל יבוצעו בהדרגה עד סוף שנת 2011.

(19) ס"ח התשי"ט, עמ' 190.

פרק ה': תעריפי מים והיטלי הפקה

תעריפי מים לחקלאות המסופקים מאת מקורות

28.על אף האמור בתקנה 7(1) לתקנות המים (תעריפי מים המסופקים מאת מקורות), התשמ"ז-1987[20], החל ביום כ"ט בניסן התשס"ג (1 במאי 2003), התעריפים לכל מ"ק מים לחקלאות המסופקים מאת מקורות והמפורטים להלן יהיו:

"(1) **מים לחקלאות**

1.1 **מים שפירים**

שם מפעל מקורות	תעריף בעד כמות המים המוקצית בכל חודשי השנה בשקלים חדשים למ"ק
1.1.1 עמק הירדן (תחום המועצה האזורית בית שאן)	0.776
1.1.2 בית שאן קידוחים	0.888
1.1.3 בית שאן מעיינות, לרבות מים לבריכות דגים	0.336
1.1.6 עמק הירדן	0.927
1.1.8 עמק מזרחי (למעט קולחי חיפה המסופקים לתשלובת הקישון) וכל שאר מפעלי מקורות -	

1. תעריף לכמות א' 1.052
2. תעריף לכמות ב' 1.237
3. תעריף לכמות ג' 1.609

1.1.9 לכל כמות מים שתינתן כדין כתוספת לכמות המים שהוקצתה מחברת מקורות לצרכן לחקלאות בשנת הרישוי 1,609

1.2 שפד"ן

לכמות המים שהוקצתה בשנת הרישוי -

1.2.1 תעריף לכמות המים הנצרכת בחודשים נובמבר-אפריל 0.880

1.2.2 תעריף לכמות המים הנצרכת בחודשים מאי-אוקטובר 0.922

1.3 תעריפים מיוחדים

לגבי המפורטים להלן, בשל קיום נסיבות מיוחדות, יהיו התעריפים כלהלן:

חולתא -למדגה	0.304
מי שקמה	0.399

דברי הסבר

סעיפים
28 עד 33
בשל המחסור במים ובמטרה לצמצם את צריכת המים ולייעל את הקצאתם וכן לצמצם את סבסוד המים המסופקים על ידי מקורות, מוצע להעלות את מחירי המים ואת היטלי ההפקה למים וכן לקבוע היטל הפקה למים עיליים לחקלאות. כן מוצע לקבוע תעריפים והיטלים אלה בחוק. תעריפים שלא הועלו במסגרת החוק יהיו לפי הקבוע בתקנות המים (תעריפי מים המסופקים מאת מקורות), התשמ״ז-1987 (להלן - תקנות המים), אך בעתיד עדכון התעריפים שנקבעו בחוק זה ובתקנות המים ימשיך להיעשות על פי הוראות חוק המים, התשי״ט-1959.

[20] ק״ת התשמ״ז, עמ׳ 1109; התשס״ב, עמ׳ 20.

	תעריף בעד כמות המים
	המוקצית בכל חודשי השנה
שם מפעל מקורות	בשקלים חדשים למ״ק
מעלה גמלא	0.523
גבעת יואב - לבננות	0.661

1.4 **מים מליחים**
במפעל ערבה ובמפעל נגב של מקורות, יהיה התעריף 0.995 שקלים חדשים למ״ק במקום תעריף הבסיס שבפרטים (1) עד (3).״

תעריפי מים לתעשיה ולצריכה ביתית המסופקים מאת מקורות

29.על אף האמור בסעיף 21 לחוק תכנית החירום הכלכלית (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנות הכספים 2002 ו-2003), התשס״ב-2002[21] (בפרק זה - חוק תכנית החירום) ובתקנה 7(2) לתקנות המים (תעריפי מים המסופקים מאת מקורות), התשמ״ז-1987[22], החל ביום כ״ט בניסן התשס״ג (1 במאי 2003), התעריפים לכל מ״ק מים שפירים לתעשיה ולצריכה ביתית, המסופקים מאת מקורות יהיו:

״(1) **מים לתעשיה**
שם מפעל מקורות בשקלים חדשים למ״ק

(1) בית שאן - מעיינות 0.715
(2) בית שאן - קידוחים 1.335
(3) כל שאר מפעלי מקורות 1.973

(2) **מים לצריכה ביתית בכל מפעלי מקורות** 2.026״

תעריפים למים ברשויות מקומיות 30.על אף האמור בסעיף 22 לחוק תכנית החירום ובתקנות המים (תעריפים למים ברשויות מקומיות), התשנ״ד-1994[23], החל ביום כ״ט בניסן התשס״ג (1 במאי 2003), התעריפים לכל מ״ק מים שפירים המסופקים על ידי רשויות מקומיות יהיו:

(1) מים לצריכה ביתית

		שקלים חדשים למ״ק	
	לצורכי בית לכל יחידת דיור		באילת
	בעד 8 מ״ק ראשונים או חלק מהם	3.06	2.6
	בעד 7 מ״ק נוספים	4.36	3.75
	בעד כל מ״ק נוסף	6.15	5.24
(2)	לגינון ונוי	3.06	2.6
(3)	לבית מלון	2.13	

[21] ס״ח התשס״ב, עמ׳ 428.
[22] ק״ת התשנ״ד, עמ׳ 885; התשס״ג, עמ׳ 199.
[23] ק״ת התשנ״ד, עמ׳ 883; התשנ״ה, עמ׳ 383; התשס״א, עמ׳ 59.

		שקלים חדשים למ״ק	
	לצורכי בית לכל יחידת דיור		באילת
(4)	למוסדות חינוך ממלכתיים ופרטיים, למיתקני ביטחון, לבתי עלמין, למוסדות ציבור ולמוסדות של הרשות המקומית, לרבות משרדים של מוסדות כאלה, למכבסות, לבריכות שחיה, לבתי מרחץ ומקוואות, לבתי חולים, לבניה באתרי הבניה, למלאכה, ולתעשיה זעירה בלי כמות מוקצבת ברישיון ההפקה, למיתקני תחבורה, למסעדות, בתי קפה, מזנונים, אולמי חתונות, חנויות, עסקים ומשרדים, לכל כמות המים הנצרכת לכל אחד משימושים אלה וכן לכל שימוש אחר שלא פורט בתקנות המים (תעריפים למים ברשויות מקומיות)	4.65	
(5)	לגינון ציבורי מושקה, הנמצא בחזקת הרשות המקומית או רשות ממלכתית או ציבורית		
	עד 300 מ״ק לדונם לשנה בכל אזורי הארץ	3.06	
	בעד כל כמות מים שנצרכה למטרה זו מעל לאמור לעיל	6.15	

היטלי הפקה על מים שפירים המופקים מאקוויפר

31.על אף האמור בסעיף 23 לחוק תכנית החירום ובתקנה 2 לתקנות המים (היטלי הפקה), התש״ס-2000[24], החל ביום כ״ט בניסן התשס״ג (1 במאי 2003) -

(1) מפיקי מים שפירים מכל האקוויפרים, לתעשיה ולצריכה ביתית, ישלמו היטל הפקה של 81.1 אגורות למ״ק;

(2) מפיקי מים שפירים לחקלאות מאקוויפר החוף, ישלמו היטל הפקה של 73.19 אגורות למ״ק;

(3) מפיקי מים שפירים לחקלאות מאקוויפר שאינו אקוויפר החוף, ישלמו היטל הפקה של 69.96 אגורות למ״ק.

היטלי הפקה על מים עיליים

32.החל ביום כ״ט בניסן התשס״ג (1 במאי 2003) -

(1) על אף האמור בסעיף 24 לחוק תכנית החירום, מפיקי מים שפירים ממקורות מים עיליים לתעשיה ולצריכה ביתית, ישלמו היטל הפקה של 67.61 אגורות למ״ק.

(2) מפיקי מים שפירים ממקורות מים עיליים לחקלאות, ישלמו היטל הפקה של 15 אגורות למ״ק.

שמירת דינים

33.החל ביום כ״ט בניסן התשס״ג (1 במאי 2003), עדכון תעריפי המים לפי סעיף 112א לחוק המים, התשי״ט-1959[25] (בפרק זה - חוק המים) ועדכון היטלי הפקה לפי הוראות סעיף 116(ג) לחוק המים, ייעשו לפי התעריפים הנקובים בסעיפים 28 עד 32, לפי הענין, וזאת כל עוד התעריפים האמורים לא שונו לפי סעיפים 112(א) או 116(א), (ב) ו-(ד) לחוק המים.

[24] ק״ת התשס״א, עמ׳ 783; התשס״ג, עמ׳ 563.

[25] ס״ח התשי״ט, עמ׳ 166.

פרק ו׳: חקיקה תקציבית - דחיה וביטול

תיקון חוק השאלת ספרי לימוד

34.בחוק השאלת ספרי לימוד, התשס״א-2000[26] -

(1) בסעיף 7 -

(א) במקום ״התשס״ו״ יבוא ״התשס״ח״;

(ב) בכל מקום, במקום ״התשס״ז״ יבוא ״התשס״ט״ ובמקום ״התשס״ח״ יבוא ״התש״ע״;

(ג) במקום ״והתשס״ט״ יבוא ״והתשע״א״;

(2) בסעיף 8, במקום ״התשס״א״ יבוא התשס״ג ובמקום ״התשס״ה״ יבוא ״התשס״ז״.

תיקון חוק חינוך חינם לילדים חולים

35.בחוק חינוך חינם לילדים חולים, התשס״א-2001[27] -

(1) בסעיף 5(ב), במקום ״כ״א בניסן התשס״ה (30 באפריל 2005)״ יבוא ״י״ב באייר התשס״ז (30 באפריל 2007)״;

(2) בסעיף 7, במקום ״התשס״ו״ יבוא ״התשס״ח״ ובמקום ״התשס״ח״ יבוא ״התש״ע״.

דברי הסבר

סעיף 34

חוק השאלת ספרי לימוד, התשס״א-2000 (להלן - חוק השאלת ספרי לימוד), מאפשר לאותם בתי ספר שהורי התלמידים הלומדים בהם יבחרו בכך, לקיים מערכת של החלפה והשאלה של ספרי לימוד בין התלמידים ובכך לאפשר חיסכון בהוצאות החינוך לכל המשפחה. רכישת מאגר הספרים הראשוני תבוצע, לפי חוק השאלת ספרי לימוד גם באמצעות סיוע מתקציב המדינה, דהיינו - תקציב משרד החינוך. נוכח עלותו התקציבית של החוק האמור, נדחתה תחילתו של החוק בשנה בחוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב לשנת 2001) (תיקון, ביטול והתליה של חקיקה שמקורה בהצעות חוק פרטיות), התשס״א-2001, ונדחתה בשלוש שנים נוספות בחוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת הכספים 2002), התשס״ב-2002. יחד עם זאת, כבר

היום מסייע משרד החינוך, במסגרת תקציבו, בהקמת מערכות השאלה ארגוניות כאמור, שלא מכוח החוק האמור. הסיוע הניתן היום מחולק לבתי הספר על פי קריטריונים סוציו-
אקונומיים של אוכלוסיית התלמידים בבית הספר.
מוצע לדחות את תחילתו של חוק השאלת ספרי לימוד בשנתיים נוספות ולהתאים לכך את המועדים הנוספים הקבועים באותו חוק.
השפעת התיקון המוצע על זכויותיהם של ילדים: זכאותם של תלמידים להחליף ולשאול ספרים במסגרת מערכות החלפה והשאלה של ספרי לימוד שייקבעו בסיוע מתקציב המדינה, על פי התנאים המוגדרים בחוק השאלת ספרי לימוד תידחה בשנתיים נוספות, ובינתיים ימשיכו לפעול המערכות הקיימות על פי קריטריונים סוציו-אקונומיים.

סעיף 35

חוק חינוך חינם לילדים חולים, התשס"א-2001 (להלן - חוק חינוך חינם לילדים חולים), מטיל על הממשלה חובה לספק חינוך חינם לילדים חולים השוהים בביתם או בבתי החולים מעל לתקופה של 21 יום.
כבר היום מפעיל משרד החינוך מסגרות חינוך שונות לילדים המאושפזים תקופה ממושכת בבתי-חולים, וכן מפעיל מורים (באמצעות עמותות הנתמכות מתקציב המדינה) להשלמת חומר הלימוד לילדים השוהים בבתיהם תקופות ממושכות עקב מחלה.
הפעלת חוק חינוך חינם לילדים חולים תגרור הוצאות כספיות גבוהות המוערכות על ידי משרד החינוך בעשרות מיליוני שקלים חדשים, אשר אינן מתחייבות בשל העובדה שכבר קיים סיוע פדגוגי ברמה מספקת לילדים הזקוקים לכך.
בשל כך נדחתה תחילתו של החוק האמור בשנה, במסגרת חוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב לשנת 2001) (תיקון, ביטול והתליה של חקיקה שמקורה בהצעות חוק פרטיות), התשס"א-2001, ובשלוש שנים נוספות, במסגרת חוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת הכספים 2002), התשס"ב-2002.
מוצע להתלות את תוקפו של חוק חינוך חינם לילדים חולים ולדחות את תחילתו בשנתיים נוספות תוך התאמת שאר המועדים הקבועים באותו חוק.
השפעת התיקון המוצע על זכויותיהם של ילדים: דחיית זכאותם של תלמידים חולים לחינוך חינם על פי התנאים המוגדרים בחוק חינוך חינם לילדים חולים תידחה בשנתיים נוספות, ובינתיים יימשך תקצוב הסיוע והתמיכה לתלמיד חולה, הניתנים היום שלא במסגרת החוק, בהיקף הקיים.

(26) ס"ח התשס"א, עמ' 12; התשס"ב, עמ' 167.
(27) ס"ח התשס"א, עמ' 128; התשס"ב, עמ' 167.

תיקון חוק חינוך מיוחד (תיקון מס' 7)

36. בחוק חינוך מיוחד (תיקון מס' 7), התשס"ג-2002[28], בסעיף 3, בהגדרה "שירותים מיוחדים", במקום הסיפה החל במילים "שירותי סיוע" יבוא "דרכי הוראה המותאמות לתלמיד המשולב ושירותים פסיכולוגיים".

תיקון חוק הלוואות לשכר לימוד

37. בחוק הלוואות לשכר לימוד, התשס"ב-2002[29], בסעיף 1, בהגדרה "מוסד", פסקה (4) - תימחק.

תיקון חוק הספריות הציבוריות (תיקון)

38. בחוק הספריות הציבוריות (תיקון), התשס"ב-2002[30], סעיפים 4 ו-9 עד 11 - בטלים.

דברי הסבר

סעיף 36

חוק חינוך מיוחד (תיקון מס' 7), התשס"ג-2002 (להלן - תיקון מס' 7), קובע כי תלמיד משולב זכאי, נוסף על התוספת של הוראה ולימוד, גם לשירותים מיוחדים כהגדרתם בסעיף 20א לתיקון מס' 7 הכוללים עזרים מסייעים, שירותי סיוע, שירותים פסיכולוגיים, שירותים פארא-רפואיים וכל שירות אחר שהשר קבע בצו בהתייעצות עם שר הבריאות או עם שר העבודה והרווחה, לפי הענין.
קביעת סל רחב של שירותים מיוחדים במסגרת החוק יגרור תוספת שעות הוראה ניכרת הנאמדת בעשרות אלפי שעות ביישום הדרגתי על פני כעשרים שנה. היישום בשנת הלימודים התשס"ד מוערך בתוספת של כמה אלפי שעות לימוד. לכן מוצע להפחית את סוגי השירותים המיוחדים להם יהא זכאי תלמיד משולב מכוח תיקון מס' 7. סוגי השירותים אותם מוצע להפחית הם: שירותי סיוע, שירותים פארא-רפואיים וכל שירות אחר שיקבע שר החינוך בצו בהתייעצות עם שר הבריאות או עם שר העבודה, לפי הענין.
עם זאת יצוין כי כבר היום מעניק משרד החינוך, במסגרת תקציבו, שירותים פארא-רפואיים ושירותי סיוע לתלמידים משולבים בגילאי כיתות א'-י' בחינוך הרשמי לכ-10% מכלל אוכלוסיית התלמידים.

השפעת התיקון המוצע על זכויותיהם של ילדים: סוגי השירותים המיוחדים להם יהיה זכאי תלמיד משולב במועד תחילת תיקון מס׳ 7 - שנת הלימודים התשס״ד, מכוח אותו סעיף, יופחת כמפורט לעיל, ובינתיים יימשך תקצוב השירותים, הניתנים היום לתלמיד המשולב על ידי משרד החינוך שלא במסגרת החוק, בהיקף הקיים כמצוין לעיל. על פי הערכת הגורמים המקצועיים במשרד החינוך מספר התלמידים הזכאים לסל שילוב רחב לפי תיקון מס׳ 7 מהווה כרבע מהתלמידים המשולבים כיום.

סעיף 37

מוצע לקבוע כי הזכאות להלוואה על פי חוק הלוואות לשכר לימוד, התשס״ב-2001, תחול רק לגבי סטודנט הלומד במוסד ישראלי להשכלה גבוהה, המוכר על פי חוק המועצה להשכלה גבוהה, התשי״ח-1958.

סעיף 38

מוצע לבטל את סעיפים 4 ו-9 עד 11 לחוק הספריות הציבוריות (תיקון), התשס״ב-2002 (להלן - חוק הספריות הציבוריות (תיקון)), שעניינם השתתפות המדינה במימון ההקמה, האחזקה והניהול של ספריה ציבורית והוראות מעבר ליישום הסדרים אלה, וזאת בשל עלותם התקציבית הגבוהה.

כבר היום משתתפת המדינה במימון תחזוקתן וניהולן השוטף של ספריות ציבוריות בהתאם לסדר העדיפויות הכללי של חוק התקציב השנתי. בהקשר זה יצוין כי בשנתיים האחרונות הוחלט לקבוע תכנית לתגבור בסיס התקציב השנתי של הספריות הציבוריות.

השפעת התיקון המוצע על זכויותיהם של ילדים: שיעור השתתפות המדינה במימון הקמת ספריות ציבוריות, בתחזוקתן ובניהולן ייקבע בהתאם לסדרי העדיפויות במסגרת התקציב השנתי ולא במסגרת תקציבית קשיחה כפי שנקבע בחוק הספריות הציבוריות (תיקון). במצב הכלכלי הקיים משמעות האמור היא כי תיתכן פגיעה ברמת שירותיהן של הספריות הציבוריות שקהל היעד העיקרי שלהן הוא ילדים.

וזו לשון סעיפים 4 ו-9 עד 11 לחוק הספריות הציבוריות (תיקון), שאותם מוצע לבטל:

״החלפת סעיף 5

4. במקום סעיף 5 לחוק העיקרי יבוא:

״שיעור ההשתתפות

5. (א) (1) אחת לשלוש שנים יקבע השר, בכפוף להוראות פסקה (2), את העלות השנתית של הוצאות ההחזקה והניהול של ספריה ציבורית (בחוק זה - העלות השנתית).

(2) השר יקבע את העלות השנתית בהסכמת שר האוצר ובהתייעצות עם שר הפנים, עם מרכז השלטון המקומי ועם ארגון המועצות האזוריות בישראל, לפי אמות מידה שיקבע כאמור בשים לב לתקנות לפי סעיף 9(5).

(3) השר, בהסכמת שר האוצר ושר הפנים, יקבע כללים להצמדת סכום העלות השנתית, וכן כללים בדבר הפחתת סכום העלות השנתית במקרים מיוחדים המצדיקים זאת.

[28] ס״ח התשס״ג, עמ׳ 90.

[29] ס״ח התשס״ב, עמ׳ 92.

[30] ס״ח התשס״ב, עמ׳ 452.

תיקון חוק הלוואות לדיור

39. בחוק הלוואות לדיור, התשנ״ב-1992[31], בסעיף 6ד -

(1) במקום סעיף קטן (ב) יבוא:

״(ב) זכאי יקבל הלוואה כמפורט להלן, למטרה של רכישת דירה או בניית דירה באזור באר שבע והנגב -

(1) ביישובים המפורטים בפסקה (1) להגדרה - הלוואה בסכום של 48,000 שקלים חדשים;

(2) ביישובים המפורטים בפסקה (2) להגדרה - הלוואה בסכום של 54,000 שקלים חדשים;

(3) ביישובים המפורטים בפסקה (3) להגדרה - הלוואה בסכום של 60,000 שקלים חדשים;

(4) ביישובים המפורטים בפסקה (4) להגדרה - הלוואה בסכום של 66,000 שקלים חדשים;

(5) ביישובים המפורטים בפסקה (5) להגדרה - הלוואה בסכום של 72,000 שקלים חדשים;

(6) ביישובים המפורטים בפסקה (6) להגדרה - הלוואה בסכום של 84,000 שקלים חדשים."

דברי הסבר

(ב) אוצר המדינה ישתתף בהחזקתה ובניהולה של ספריה ציבורית, בשיעור שלא יפחת מ-50% מהעלות השנתית שנקבעה לפי סעיף קטן (א).

(ג) הרשות המקומית תשתתף בהחזקתה ובניהולה של ספריה ציבורית שבתחום שיפוטה, בשיעור שלא יפחת מ-50% מהעלות השנתית שנקבעה לפי סעיף קטן (א); היתה הספריה מוחזקת ומנוהלת על ידי רשויות מקומיות אחדות במשותף, יראו, לענין סעיף זה, את כלל הרשויות המקומיות המשתתפות בהחזקה ובניהול של אותה ספריה ציבורית כרשות מקומית אחת; השר, בהסכמת שר האוצר ושר הפנים, יקבע כללים לחישוב שיעור השתתפותה של כל רשות מקומית כאמור.

(ד) השר יקבע כל שנה, בהתייעצות עם שר האוצר ושר הפנים ולאחר שמיעת דעתם על הרשויות המקומיות והארגונים הציבוריים הנוגעים בדבר, את שיעור השתתפותו של אוצר המדינה בהקמת ובפיתוחן של ספריות ציבוריות.""

תחילה

9. תחילתו של סעיף 5 לחוק העיקרי כנוסחו בסעיף 4 לחוק זה ביום ז' בטבת התשס"ד (1 בינואר 2004) או ביום שבו יחל אוצר המדינה להשתתף בעלות השנתית כאמור בסעיף 5(ב) לחוק האמור, לפי המוקדם (בחוק זה - יום התחילה).

הוראת מעבר

10. על אף הוראות סעיף 5(ג) לחוק העיקרי כנוסחו בסעיף 4 לחוק זה, בחמש השנים הראשונות שלאחר יום התחילה תשתתף רשות מקומית בהחזקתה ובניהולה של ספריה ציבורית שבתחום שיפוטה, בסכום שלא יפחת מהגבוה מבין אלה:

(1) 50% מסכום העלות השנתית שנקבעה לפי סעיף 5(א);

(2) סכום השתתפותה בפועל בהחזקתה ובניהולה של אותה ספריה ציבורית בשנת 2000 כשהוא צמוד למדד; השר, בהסכמת שר האוצר ושר הפנים, יקבע את דרכי הצמדת סכום ההשתתפות.

החלה בהדרגה

11. השתתפות אוצר המדינה כאמור בסעיף 5(ב) לחוק העיקרי כנוסחו בסעיף 4 לחוק זה, תהיה בהדרגה, באופן שעד תום חמש שנים מיום התחילה תושלם מלוא ההשתתפות."

סעיף 39

בשל הצורך בהקטנה משמעותית בהוצאות מתקציב המדינה, מוצע לתקן את סעיף 36 לחוק הלוואות לדיור, התשנ"ב-1992 (להלן - חוק הלוואות לדיור), כך שסכום המענק לרכישה ולבניה של דירות לזכאים באזור באר שבע והנגב, יהפוך להלוואה, בתוספת של 50%.

(31) ס"ח התשנ"ב, עמ' 4; התשס"ב, עמ' 214.

---

(2) בסעיף קטן (ג), במקום "תהפוך למענק או תועמד לפירעון, לפי הענין" יבוא "תועמד לפירעון";

(3) בסעיף קטן (ה), המילים "עד (ה)" - יימחקו ובמקום "מענקים והלוואות" יבוא "הלוואות".

תיקון חוק הלוואות לדיור - תחולה והוראת מעבר

40. הוראות סעיף 6ד לחוק הלוואות לדיור, התשנ"ב-1992, כנוסחו ערב תחילתו של חוק זה, יחולו על זכאי שחתם על חוזה לרכישת דירה לפני תחילתו של חוק זה, ובלבד שהגיש בקשה לקבלת הלוואה בתוך 30 ימים מיום תחילתו של חוק זה, וכן על זכאי שהגיש בקשה להלוואה למטרה של בניית דירה לפני תחילתו של חוק זה.

41.חוק השוואת זכויות פנסיה לאלמן ולאלמנה, התשס"א-2000[32] - בטל.

ביטול חוק השוואת זכויות פנסיה לאלמן ולאלמנה

42.בחוק לתיקון דיני הראיות (הגנת ילדים) (תיקון מס' 9), התשס"ב-2002[33], בסעיף 4(א), במקום "כ"ט בניסן התשס"ג (1 במאי 2003)" יבוא "א' בטבת התשס"ו (1 בינואר 2006)".

תיקון חוק לתיקון דיני הראיות (הגנת ילדים) (תיקון מס' 9)

דברי הסבר

סעיף 40

מוצע לקבוע סעיף תחולה שלפיו הוראות סעיף 36 לחוק הלוואות לדיור כנוסחו בסעיף 39 לחוק המוצע לא יחולו על זכאי שחתם על חוזה לרכישת דירה לפני תחילתו של חוק זה, בתנאים הקבועים בסעיף המוצע וכן על זכאי שהגיש בקשה להלוואה למטרה של בניית דירה לפני תחילתו של חוק זה.

סעיף 41

חוק השוואת זכויות פנסיה לאלמן ולאלמנה, התשס"א-2000, קובע כי אם נקבעו בתקנונה של קופת גמל לקצבה שיעורים שונים לפנסיה המשולמת לאלמנים ולזו המשולמת לאלמנות, יושווה שיעור הפנסיה לאלמנים ולאלמנות, לפי השיעור הגבוה מבין שני השיעורים האמורים, ועלות ההשוואה תכוסה מאוצר המדינה. החוק האמור חל, למעשה, רק על קרנות הפנסיה הותיקות, שכן בכלל תקנוני קרנות הפנסיה החדשות קיים שיעור פנסיה שווה לאלמנים ולאלמנות.

קרנות הפנסיה הותיקות קבעו זכויות עמיתים העולות באפן ניכר על דמי הגמולים שגבו מהם, וכפועל יוצא מכך נוצר הגירעון האקטוארי העצום בקרנות אלו, הנאמד היום בעשרות מיליארדי שקלים. גירעון זה עשוי להיות מכוסה, בחלקו, על ידי משלם המסים, ונראה כי יהיה זה בלתי מוצדק לחלוטין להטיל על משלם המסים לכסות גירעון נוסף בשל זכויות חדשות שיוענקו לעמיתים היום.

העלות התקציבית של החוק מאז הפעלתו היא כ-35 מיליון שקלים חדשים בשנה, ועל כן מוצע לבטלו.

נוסחו של חוק השוואת זכויות פנסיה לאלמן ולאלמנה, התשס"א-2000, שמוצע לבטלו, מובא בנספח לדברי ההסבר.

סעיף 42

על פי חוק לתיקון דיני הראיות (הגנת ילדים), התשט"ו-1955 (להלן - חוק לתיקון דיני הראיות (הגנת ילדים)), אין חוקרים ילד בעבירות המפורטות בתוספת לחוק האמור אלא על ידי חוקר ילדים ואין מעידים ילד באותן עבירות אלא ברשות חוקר ילדים (סעיפים 2 ו-4 לחוק לתיקון דיני הראיות (הגנת ילדים)). חוקרי הילדים הם קציני מבחן לנוער במשרד העבודה והרווחה.

בחוק לתיקון דיני ראיות (הגנת ילדים) (תיקון מס' 9), התשס"ב-2002 נקבע, בין השאר, כי מיום 1 במאי 2003 יהיה על החוקרים במשרד העבודה והרווחה לחקור גם ילדים מתחת גיל 12 אם היו עדים או קרבנות של אלימות חמורה בתוך משפחתם או שבוצעה כנגד בן משפחתם, או שהיו עדים לאלימות חמורה שבוצעה על ידי בן משפחתם.

להערכת משרד העבודה והרווחה, התיקון האמור יחייב את חוקרי הילדים במשרד לחקור עוד כ-10,000 ילדים בשנה לפחות. לנוכח המצב הכלכלי הקשה, מוצע לדחות את יישום התיקון, בענין זה בלבד, עד 1 בינואר 2006.

[32] ס"ח התשס"א, עמ' 4 ועמ' 238.
[33] ס"ח התשס"ב, עמ' 479.

43.בחוק זכויות נפגעי עבירה, התשס"א-2001[34], בסעיף 29(ג) -

(1) במקום "שמונה עשר חודשים" יבוא "ארבעים ושניים חודשים";
(2) במקום "שלושים חודשים" יבוא "חמישים וארבעה חודשים".

תיקון חוק זכויות נפגעי עבירה

תיקון חוק זכויות נפגעי עבירה - תחילה ואי תחולה

44. תחילתו של סעיף 29(ג) רישה לחוק זכויות נפגעי עבירה, התשס"א-2001, כנוסחו בסעיף 31(1) לחוק זה, ביום ט"ז בטבת התשס"ג (21 בדצמבר 2002); בתקופה שמיום ט"ז בטבת התשס"ג (21 בדצמבר 2002) עד יום תחילתו של חוק זה, לא תוטל חובה ולא תינתן זכות מכוח הסעיפים המנויים בסעיף האמור.

תיקון חוק סדר הדין הפלילי (תיקון מס' 28)

45. בחוק סדר הדין הפלילי (תיקון מס' 28), התש"ס-2000[35], בסעיף 2 -

(1) בסעיף קטן (א), במקום "כ"ז בטבת התשס"ג (1 בינואר 2003)" יבוא "י"א בטבת התשס"ז (1 בינואר 2007)";

(2) בסעיף קטן (ב), במקום "ז' בטבת התשס"ד (1 בינואר 2004)" יבוא "י"א בטבת התשס"ז (1 בינואר 2007)".

תיקון חוק סדר הדין הפלילי (תיקון מס' 28) - תחילה ואי תחולה

46. תחילתו של סעיף 2(א) לחוק סדר הדין הפלילי (תיקון מס' 28), התש"ס-2000, כנוסחו בסעיף 33(1) לחוק זה, ביום כ"ז בטבת התשס"ג (1 בינואר 2003); בתקופה שמיום כ"ז בטבת התשס"ג (1 בינואר 2003) עד יום תחילתו של חוק זה, לא תוטל חובה ולא תינתן זכות מכוח הסעיפים המנויים בסעיף האמור.

דברי הסבר

סעיף 43

חוק זכויות נפגעי עבירה, התשס"א-2001 (להלן - חוק זכויות נפגעי עבירה), מסדיר את זכויותיו של נפגע עבירה כהגדרתו בחוק האמור, לרבות קטינים. בשל הצורך בהקטנה משמעותית בהוצאות מתקציב המדינה מוצע לתקן את סעיף 29(ג) לחוק זכויות נפגעי עבירה, כך שמועד תחילתן של הוראות הסעיפים המנויים באותו סעיף יידחה בשנתיים נוספות.

סעיף 44

הואיל והוראות הסעיפים המנויים בסעיף 29(ג) רישה לחוק זכויות נפגעי עבירה, שמוצע לדחות את תחילתן, נכנסו לתוקף כבר ביום ט"ז בטבת התשס"ג (21 בדצמבר 2002) (בסעיף זה - מועד התחילה המקורי) מוצע לקבוע הוראת תחילה שלפיה תחל דחיית תחילתן של הוראות אלה, במועד שבו נכנסו ההוראות לתוקפן. כמו כן מוצע לקבוע כי החל במועד התחילה המקורי עד יום תחילתו של חוק זה לא תוטל חובה ולא תינתן זכות מכוח הוראות אותם סעיפים.

סעיף 45

חוק סדר הדין הפלילי (תיקון מס' 28), התש"ס-2000 (להלן - תיקון מס' 28), ענינו יידוע חשוד בעבירת פשע בדבר חומר חקירה הנוגע לאותה עבירה שהועבר לרשות התביעה.

בשל הצורך בהקטנה משמעותית בהוצאות מתקציב המדינה מוצע לדחות את מועד תחילתו של תיקון מס' 28 עד יום י"א בטבת התשס"ז (1 בינואר 2007).

סעיף 46

הואיל והוראות הסעיפים המנויים בסעיף 2(א) לתיקון מס' 28, שמוצע לדחות את תחילתן, נכנסו לתוקף כבר ביום כ"ז בטבת התשס"ג (1 בינואר 2003) (בסעיף זה - מועד התחילה המקורי), מוצע לקבוע הוראת תחילה שלפיה תחל דחיית תחילתן של הוראות אלה כמוצע בסעיף 45(1) לחוק זה ביום שבו נכנסו ההוראות לתוקפן. כמו כן מוצע לקבוע כי החל במועד התחילה המקורי עד יום תחילתו של חוק זה לא תוטל חובה ולא תינתן זכות מכוח הוראות אותם סעיפים.

[34] ס"ח התשס"א, עמ' 183.

[35] ס"ח התש"ס, עמ' 242; התשס"א, עמ' 452; התשס"ב, עמ' 173 ועמ' 445.

תיקון חוק החברות הממשלתיות

47.בחוק החברות הממשלתיות, התשל"ה-1975[36] (בפרק זה - חוק החברות הממשלתיות) -

(1) בסעיף 1, בהגדרה "מינוי דירקטור", אחרי "לרבות" יבוא "בחירתו באסיפה כללית של חברה שבה למדינה השיעור הגדול ביותר של זכויות הצבעה באסיפה והמדינה הצביעה בעד בחירתו, וכן";

(2) בסעיף 8, במקום סעיף קטן (ב) יבוא:

"(ב) קיבלה המדינה, חברה ממשלתית או חברת בת ממשלתית, שלא בדרך עסקה, זכויות בחברה לא ממשלתית שיש בהן כדי להפוך את החברה לחברה ממשלתית, או לחברת בת ממשלתית, תהיה החברה לחברה ממשלתית או לחברת בת ממשלתית, לפי הענין, כעבור שישה חודשים, אלא אם כן החליטה הממשלה, החברה הממשלתית או חברת הבת הממשלתית, לפי הענין, בתוך אותה תקופה, לוותר על זכויות אלה או להעבירן; החלטת החברה הממשלתית או חברת הבת הממשלתית לוותר על הזכויות או להעבירן כאמור, טעונה אישור הממשלה שיינתן לאחר מתן הזדמנות לדירקטוריון החברה להשמיע את עמדתו לפניה; באין החלטה כאמור תקבע הממשלה בתוך ששת החודשים האמורים, את הפרטים האמורים בסעיף 6, ושר האוצר יביא אותם לידיעת הועדה.";

(3) בסעיף 11(א) -

(א) בפסקה (9), בסופה יבוא "סברה החברה הממשלתית כי פעולה או עסקה אינה טעונה אישור לפי פסקה זו והרשות חלקה על כך, תובא הפעולה או העסקה לאישור הממשלה; לענין זה -

"חברה" - לרבות תאגיד אחר, וכן מיזם אשר מתקיימים לגביו התנאים שיקבע שר האוצר;

"מיזם"- התקשרות, לרבות המשך התקשרות, לביצוע פעילות כלכלית, ובלבד שיש בה כדי להשפיע באופן מהותי על רווחיות החברה, רכושה או התחייבויותיה";

דברי הסבר

סעיף 47

לפסקה (2)

הוראת סעיף 8 לחוק החברות הממשלתיות, התשל"ה-1975 (להלן - חוק החברות הממשלתיות), חלה מקום שקיבלה המדינה שלא בדרך עסקה זכויות בחברה לא ממשלתית שיש בהן כדי להפוך את החברה לחברה ממשלתית או חברת בת ממשלתית. מוצע לתקן את הסעיף האמור באופן שההסדר שבסעיף 8(ב) יחול גם על חברה ממשלתית וחברת בת ממשלתית שקיבלה שלא בדרך עסקה זכויות בחברה לא ממשלתית שיש בהן כדי להפוך את החברה לחברה בת ממשלתית.

לפסקה (3)(א)

בהתאם לסעיף 11(א)(9) לחוק החברות הממשלתיות טעונה הקמת חברה על ידי חברה ממשלתית או חברת בת ממשלתית אישור הממשלה. התעורר ספק האם הקמת שותפות על ידי חברה ממשלתית או בת ממשלתית טעונה אישור ממשלה. מוצע לתקן את הסעיף האמור כך שיובהר כי גם השתתפות חברה ממשלתית או בת ממשלתית בתאגיד אחר, שאיננו חברה, או מיזם בהתקיים תנאים מסוימים, בידי חברה ממשלתית תהא טעונה אישור ממשלה בהתאם לסעיף 11 לחוק החברות הממשלתיות. כן מוצע להבהיר כי אם סברה החברה הממשלתית כי עסקה או פעולה לפי סעיף זה אינה טעונה אישור לפי פסקה זו והרשות חלקה על כך, תובא הפעולה או העסקה לאישור הממשלה.

[36] ס"ח התשל"ה, עמ' 132; התשס"ב, עמ' 84.

(ב) אחרי פסקה (9) יבוא:

"(9א) זכות שהעניקה חברה או התחייבות שנטלה על עצמה חברה אשר יכול שיהיה בה כדי להגביל, במישרין או בעקיפין, את הממשלה, בין בתפקידה השלטוני ובין במעמדה כבעלת מניות בחברה, לרבות

בקשר עם ביצוע שינויים מבניים והפרטה, קידום התחרות והסדרת הענף שבו פועלת החברה; לענין זה, "זכות או התחייבות" - לרבות זכות או התחייבות ולפיה מעשה או מחדל של הממשלה, שאינו בשליטת החברה, יקנה לצד שלישי סעדים ותרופות נגד החברה;";

(ג) בפסקה (10), במקום "עד (9)" יבוא "עד (9א)";

(4) בסעיף 17 -

(א) אחרי סעיף קטן (ג) יבוא:

"(ג1) בחברה שהמדינה ממנה בה את כל הדירקטורים, למעט דירקטורים חיצוניים, או שבידיה זכות כאמור, לא יעלה מספרם הכולל של חברי דירקטוריון החברה, לרבות דירקטורים חיצוניים, על 12 חברים; הוראה זו לא תחול על חברה שלפני יום ....* לא היתה חברה בבעלות ממשלתית מלאה ושמספר הדירקטורים הכולל בה עלה על 12 דירקטורים.";

(ב) בסעיף קטן (ג), פסקה (2) - תימחק;
(ג) בסעיף קטן (ד), במקום "לא יעלה על שני שלישים" יבוא "לא יפחת משליש";

דברי הסבר

לפסקה (3)(ב)
מוצע לקבוע כי זכות שהעניקה חברה או התחייבות של חברה שמשמעותה, בין במישרין ובין בעקיפין, הגבלות על הממשלה בתפקידה השלטוני או במעמדה כבעלת מניות, לרבות בקשר עם ביצוע שינויים מבניים והפרטה, קידום התחרות והסדרת הענף שבו פועלת החברה או שיש בה לחלופין כדי להכביד על החברה במילוי התחייבותה, טעונה אישור הממשלה מראש, לפי סעיף זה.

לפסקה (4)(א)
בדירקטוריונים רבים של חברות ממשלתיות, המחויבים על פי דין לפעול לפי שיקולים עסקיים, מכהנים כ-20 חברי דירקטוריון וזאת בניגוד למקובל, ובאופן שעלול למנוע מהם למלא חובתם האמורה. דבר זה מקשה על ניהול יעיל וקבלת החלטות בדירקטוריונים וכן כרוך בהוצאות רבות. מוצע להוסיף לחוק החברות הממשלתיות הוראה בדבר מספרם המקסימלי של חברי דירקטוריון בחברות שבהן המדינה ממנה את כל הדירקטורים, למעט דירקטורים חיצוניים, או שבידיה זכות כאמור. השינוי המוצע עולה בקנה אחד עם החובה המוטלת בחוק החברות הממשלתיות על כל חברה ממשלתית לפעול לפי שיקולים עסקיים שעל פיהם נוהגת לפעול חברה לא ממשלתית. הוראה זו לא תחול על חברה שלפני מועד פרסום החוק המוצע לא היתה חברה בבעלות ממשלתית מלאה ושמספר הדירקטורים הכולל בה עלה על 12 דירקטורים.

לפסקה (4)(ב)
מוצע למחוק את סעיף קטן (ג)(2) המתייתר לנוכח התיקון בסעיף 17(ד) לחוק החברות הממשלתיות, וזו לשונו:

"(ג)(2) כמה דירקטורים יהיו מקרב הציבור וכמה מקרב עובדי המדינה".

לפסקה (4)(ג)
ענינו של סעיף 17 לחוק החברות הממשלתיות הוא, בין השאר, הרכב דירקטוריון החברה הממשלתית. כך, קובע סעיף 17(ד) לחוק האמור מספר מקסימלי של הדירקטורים עובדי מדינה מבין כלל חברי הדירקטוריון. מוצע להחליף את הדרישה בדרישת מספר מינימלי של דירקטורים עובדי מדינה בדירקטוריון.

* המועד ייקבע בעת הכנת החוק לקריאה שניה ושלישית לפי מועד פרסומו של החוק ליישום התכנית הכלכלית.

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(5) בסעיף 22(א) -

(א) בפסקה (6), במקום "השרים ראו, לאחר התייעצות עם הרשות" יבוא "הרשות, או השרים לאחר התייעצות עם הרשות, ראו,";

(ב) בפסקה (7), במקום "ועדת השרים קבעה, בהמלצת שר האוצר ועל פי חוות דעת של הרשות" יבוא "הרשות קבעה" ובמקום "לחברה" יבוא "לשר האוצר ולחברה";

(6) בסעיף 32(א), אחרי פסקה (3) יבוא:

"(3א) לקבוע, בכפוף לכללים שיקבע שר האוצר, לפי הצעת הרשות, את אופן בחירת הפקידים הבכירים כמשמעותם בפסקה (4) ואת תנאי כשירותם, וכן לקבוע את אופן בחירת שאר עובדי החברה ותנאי כשירותם בכפוף לכללים שקבע שר האוצר לפי הצעת הרשות, ככל שנקבעו;";

(7) בסעיף 33, אחרי סעיף קטן (א) יבוא:

"(א1) שר האוצר, בהתייעצות עם שר המשפטים, רשאי לקבוע כי חברות ממשלתיות שיקבע לפי הצעת הרשות, ימסרו לרשות, נוסף על האמור בכל דין, דוחות שנתיים, תקופתיים ומידיים לפי הוראות חוק ניירות ערך, התשכ"ח-1968 (להלן - חוק ניירות ערך), שיחולו לפי הצעת הרשות, כולן או חלקן, והכל בשינויים המחויבים ובהתחשב בתכלית הדיווח לפי חוק זה.";

(8) אחרי סעיף 33 יבוא:

"נותן שירות חיוני לציבור - בהתייעצות עם רשות	33א. נוסף על הוראות כל דין, רשאי שר האוצר, בהתייעצות עם שר המשפטים, וביחס לחברה ציבורית

דברי הסבר

לפסקה (5)(א)
במטרה להקנות לרשות החברות הממשלתיות אמצעי אכיפה בנוגע לדירקטור אשר אינו ממלא תפקידו כראוי, מוצע לתקן את סעיף 22(א)(6) לחוק החברות הממשלתיות ולהקנות גם לרשות החברות הממשלתיות את הסמכות, אשר ברגיל מצויה בידי השרים בלבד, לסיים את כהונתו של דירקטור במקרה כאמור.

לפסקה (5)(ב)
במטרה להקנות לרשות החברות הממשלתיות אמצעי אכיפה בנוגע לדירקטור אשר אינו ממלא את תפקידו באופן המקדם את ביצועה של החלטת ההפרטה או פעל באופן שיש בו כדי לפגוע ביכולת החברה לקיים הוראה או דרישה בהתאם לפרק ההפרטה בחוק החברות הממשלתיות, מוצע לתקן את סעיף 22(א)(7) לחוק האמור ולהקנות לרשות החברות הממשלתיות את הסמכות, אשר ברגיל מצויה בידי ועדת השרים לעניני הפרטה, לסיים כהונתו של דירקטור מהטעמים האמורים. הרשות תודיע על כך לשר האוצר ולחברה.

לפסקה (6)
בהתאם לסעיף 32(א)(4) לחוק החברות הממשלתיות חובה על דירקטוריון חברה ממשלתית לקבוע על פי הכללים שקבעה לכך הממשלה ובאישורה, תנאי עבודה של הפקידים הבכירים. מוצע להוסיף כי דירקטוריון החברה יהיה חייב לקבוע, בכפוף לכללים שיקבע שר האוצר, לפי הצעת הרשות, גם את אופן בחירת הפקידים הבכירים ואת תנאי הכשירות הנדרשים מהם. עוד מוצע לקבוע כי דירקטוריון החברה יהיה חייב לקבוע, את אופן בחירת שאר עובדי החברה ותנאי כשירותם בכפוף לכללים שיקבע שר האוצר, לפי הצעת הרשות, ככל שנקבעו.

לפסקה (7)
מוצע להסמיך את שר האוצר, בהתייעצות עם שר המשפטים, לקבוע כללי דיווח הנוהגים בחברות ציבוריות בהתאם לחוק ניירות ערך, התשכ"ח-1968, על חברות ממשלתיות כולן או חלקן, בשינויים המחויבים.

לפסקה (8)
נוסף על ההצעה שהונחה על שולחן הממשלה, ולפיה שר האוצר יתקין, בתוקף סמכותו לפי סעיף 71 לחוק החברות הממשלתיות ובהתאם לסעיף 33(ב) לחוק האמור, כללים שיעגנו את כל הנוגע להגשת הדוחות והמידע המפורטים בחוק (סעיפים 25, 33, 34, 45 ו-55), מוצע להסדיר בחקיקה שורה של עניינים נוספים הנוגעים לדיווח כספי של חברות ממשלתיות:

ניירות ערך, לקבוע לפי הצעת הרשות כללים לעריכת דוחות כספיים של חברה ממשלתית שלגביה קבע כי היא נותנת שירות חיוני לציבור, לרבות לענין הפרטים שייכללו בהם, העקרונות החשבונאיים לעריכתם, וההצהרות והביאורים שיצורפו להם.

סמכות להורות על דרך הצגת פרטים בשל קיומו של אינטרס ציבורי

33ב. (א) ראתה הרשות כי אינטרס ציבורי מחייב זאת, רשאית היא להורות לחברה ממשלתית על דרך הצגת פרטים בדוחות כספיים או בכל דוח אחר שהחברה נדרשת להגישו לפי כל דין, ובלבד שהוראות לענין זה לא נקבעו בכללים, בדין או בעקרונות החשבונאיים המקובלים ובכללי הדיווח המקובלים.
(ב) חלקה הרשות על דרך הצגת פרטים בדוחות כספיים או בכל דוח אחר שהחברה הממשלתית נדרשת להגישו לפי כל דין, רשאית היא, אם ראתה כי אינטרס ציבורי מחייב זאת, להורות לחברה לגלות את עמדת הרשות ולתאר את המחלוקת בדוחות, להנחת דעת הרשות.

צו בית משפט

33ג. חברה שלא הגישה דוח לפי הוראות סעיפים 33א או 33ב, לפי הענין, או שהגישה דוח שלא לפי הוראות הסעיפים האמורים, או שלא תיקנה דוח כאמור בתוך המועד שהורו לה הרשות או עובד שהיא הסמיכה לכך, או שלא מסרה הסבר, פירוט, ידיעות או מסמכים בקשר לפרטים הכלולים בדוחות לפי סעיף 33ב, שהניחו את דעת הרשות, רשאי בית המשפט המחוזי, לבקשת הרשות, לצוות על החברה ועל נושאי המשרה של החברה שיגישו את הדוח או שיתקנו אותו, בתוך זמן שיקבע בית המשפט.

דברי הסבר

בחברות הממשלתיות העוסקות במתן שירותים חיוניים לציבור קיימת חשיבות רבה בהצגת מצבת הנכסים וההתחייבויות של חברות אלה, בשים לב לכך שהן ממלאות גם תפקידים שלטוניים וליחסים המיוחדים שבין המדינה ונותן השירות החיוני לציבור. הדבר נדרש, בין השאר, לצורך גיוסי הון של חברות אלו, הצגה נכונה של נכסי החברות כגופים המעניקים שירותים חיוניים לציבור וקביעת תעריפים ואיכות השירותים המצויים בפיקוח. מוצע להוסיף סעיף הסמכה הקובע, כי נוסף על הוראות כל דין, רשאי שר האוצר בהתייעצות עם שר המשפטים, וביחס לחברה ציבורית - בהתייעצות עם רשות ניירות ערך, לקבוע כללים לעריכת דוחות כספיים של חברות ממשלתיות המשמשות נותן שירות חיוני לציבור, לרבות לענין מידת הפירוט בהם, העקרונות החשבונאיים לעריכתם, ההצהרות והביאורים שיצורפו להם (סעיף 33א המוצע).
כמו כן מוצע להקנות לרשות החברות הממשלתיות סמכות, אם ראתה כי אינטרס ציבורי מחייב זאת, להורות על דרך הצגת פרטים בדוחות ובלבד שהוראות כאמור לא נקבעו בדין או בעקרונות החשבונאיים המקובלים ובכללי הדיווח המקובלים (סעיף 33ב(א) המוצע).
זאת ועוד: במסגרת תפקידיה בהתאם לחוק החברות הממשלתיות, מוסרת הרשות הערותיה לדוחות המוגשים על ידי חברות ממשלתיות, לחברה ולשרים. מוצע כי במקרים שבהם חולקת החברה על עמדת הרשות תהא החברה חייבת ליתן לדבר גילוי ולתאר את המחלוקת בדוחות הכספיים של החברה, אם הרשות סבורה כי אינטרס ציבורי מחייב זאת (סעיף 33ב(ב) המוצע).
כמו כן מוצע להקנות לרשות החברות הממשלתיות אמצעי אכיפה של חובות הדיווח האמורות, כך שבהתקיים תנאים מסוימים, תהיה הרשות רשאית לפנות לבית המשפט ולקבל צו המחייב את החברה הממשלתית ואת הדירקטורים שלה להגיש את הדוחות האמורים. כן ייקבעו סנקציות נגד הדירקטורים והמנכ"ל אשר לא יפעלו כאמור או לא יגישו במלואם תכניות עבודה, תקציבים, דוחות ומידע בהתאם לחוק וכן נגד יושב ראש דירקטוריון אשר לא יגיש את המסמכים שאותם נדרש להגיש בהתאם לחוק החברות הממשלתיות במועדם (סעיפים 33ג ו-33ד המוצעים).

אי הגשת דוחות כנדרש

33ד. עשתה חברה ממשלתית אחת מאלה, יחולו הוראות סעיף קטן (ב) -

(א) (1) לא הגישה דין וחשבון לפי סעיף 25, או מסמך מהמסמכים כאמור בסעיף 34(א)(1) ו-(2), במועדים שנקבעו לכך לפי הוראות חוק זה, או שהגישה דין וחשבון או מסמך כאמור שלא במלואו;
(2) לא הגישה דוח או הודעה לפי סעיף 33ב במועד שנקבע לכך, או הגישה דוח שלא לפי הוראות הסעיף האמור והרשות שוכנעה כי חרגה בענינים שבמהות;
(3) לא הגישה מסמך מהמסמכים האמורים בסעיף 33 או לא מסרה מידע כאמור בסעיף 35, או הגישה מסמך או מידע כאמור שלא במלואו.

(ב) (1) ידע יו״ר הדירקטוריון כי החברה פעלה כאמור בסעיף קטן (א)(1) או (3) או ידע דירקטור כי החברה פעלה כאמור בסעיף קטן (א)(2) או (3), או היה עליהם לדעת על כך ולא נקטו את כל האמצעים הנאותים כדי למנוע זאת, יראו אותם לענין סעיף 22(א)(6) כמי שאינם ממלאים תפקידם כראוי, ורשאית הרשות, בהודעה לחברה, להעבירם מכהונתם;
(2) ידע מנכ״ל החברה כי החברה פעלה כאמור בסעיף קטן (א)(2) או היה עליו לדעת על כך ולא נקט את כל האמצעים הנאותים כדי למנוע זאת, רשאית הממשלה או הרשות להעבירו מכהונתו.״;

(9) בסעיף 55, בסופו יבוא: ״לענין זה, ״הרשות״ - לרבות מי שהרשות הסמיכה לכך בהתאם לכללים שקבע שר האוצר, לפי הצעת הרשות.״;
(10) בסעיף 59 -

(א) בסעיף קטן (א)(3), המילים ״מטעם המדינה״ - יימחקו;

דברי הסבר

לפסקה (10)
סעיף 59 עוסק בתחולת הוראות חוק החברות הממשלתיות על חברת חוץ. ברוח הנחיות ״דו״ח השופט קמא״ מוצע להבהיר כי הוראות חוק החברות הממשלתיות לענין דירקטורים חלות גם על דירקטורים שממנה חברה ממשלתית בחברת חוץ שאילו היתה מוקמת בישראל היתה חברת בת ממשלתית, ולא רק על חברת חוץ שאילו היתה מוקמת בישראל היתה חברה ממשלתית. עוד מוצע להבהיר כי הוראת סעיף 59(ב) לחוק האמור, שענינה הצבעת בא כוח המדינה באסיפה הכללית של חברת חוץ, שאילו היתה מוקמת בישראל היתה חברה ממשלתית, בענינים המנויים בסעיף 11(א), חלה, בשינויים המחויבים, גם על חברה שאילו הוקמה בישראל היתה חברת בת ממשלתית.
לפסקה (11)
במטרה לייעל את הפרטת החברות הממשלתיות, מוצע לקבוע כי בחברה בהפרטה יישארו הסמכויות הנתונות, בהתאם לסעיפים 11(ב), 15א(ב) ו-50 לחוק החברות הממשלתיות, לשר האוצר ולשר האחראי יחדיו, רק בידי השר הממונה על ביצוע החוק האמור, למעט חברות שבהן השר האחראי על עניני החברה הוא שר הביטחון, ובלבד שלענין סמכויות לפי סעיפים 11(ב) ו-15א(ב) לחוק החברות הממשלתיות תיתן הממשלה הזדמנות לשר האחראי על עניני החברה להשמיע את עמדתו בפניה.

(ב) בסעיף קטן (ב), אחרי ״בסעיף 11(א)״ יבוא ״ובענינים הנוגעים לשינויים בתקנון החברה״ ובסופו יבוא ״הוראת סעיף קטן זה תחול, בשינויים המחויבים, גם על חברה שאילו הוקמה בישראל היתה חברת בת ממשלתית״;
(ג) אחרי סעיף קטן (ב) יבוא:

״(ג) הממשלה רשאית לקבוע כי על חברת חוץ יחולו הוראות נוספות של חוק זה או מכוחו וזאת בשים לב

להוראות הדין שלפיו הואגדה החברה.";

(11) בסעיף 59ב אחרי סעיף קטן (ו) יבוא:

"(ו1) סמכויות השרים לפי סעיפים 11(ב), 15א(ב), ו-50, יהיו נתונות לשר האוצר לגבי חברה בהפרטה, למעט חברות שבהן השר האחראי לעניני החברה הוא שר הביטחון; ובלבד שלענין הסמכויות לפי סעיפים 11(ב) ו-15א(ב), תיתן הממשלה הזדמנות לשר האחראי על עניני החברה להשמיע את עמדתו לפניה.";

(12) אחרי סעיף 59ו יבוא:

"פרק ח'2: הגנה על אינטרסים חיוניים של המדינה

הגדרות 59ז. בפרק זה -

"אמצעי שליטה", "בעל ענין", "שליטה" - כמשמעותם בחוק ניירות ערך;

"החזקה" - לרבות רכישה וכן שניהם כאחד, כמשמעותם של מונחים אלה בחוק ניירות ערך, ולרבות העברה או שעבוד;

דברי הסבר

לפסקה (12)

פרק ח'2 - הגנה על אינטרסים חיוניים של המדינה

כללי

בהתאם למצב המשפטי השורר היום, ההגנה על אינטרסים חיוניים של המדינה בחברות ממשלתיות במקרים של הפרטה מוסדרת באופן פרטני בכל חברה בהפרטה שבה יש למדינה אינטרסים חיוניים. בדרך כלל, מתבצעת ההסדרה ערב ההפרטה, וזאת אף שבהיבט העקרוני קיים דמיון רב באינטרסים החיוניים של המדינה בכלל החברות כאמור.
שאלת ההגנה על אינטרסים חיוניים של המדינה היא אחד הצמתים המרכזיים בכל הפרטה של חברה ממשלתית שבה למדינה אינטרסים חיוניים, כאשר העדר עיגון חקיקתי כולל לסוגיה, מעכב, לא אחת, את התקדמות ההפרטה.
בימים אלה, שבהם הממשלה רואה בהפרטת חברות ממשלתיות מרכיב חיוני בשכלול פעילות המשק הלאומי, הגברת יעילותו וצמיחתו, ומעוניינת לקדם מהלכים כאמור במסגרת המגמה להפרטה, מורגש חסרונה של חקיקה המסדירה מנגנון שיחול במקרה של הפרטה של חברות ממשלתיות שבהן למדינה אינטרסים חיוניים, ומכאן חשיבותה של הוספת פרק ח'2 המוצע לחוק האמור.
מוצע לחוקק מסגרת שתמנה, מראש, את האינטרסים החיוניים של המדינה, כגון: הבטחת המשך קיומן של פעילויות שהן חיוניות לביטחון המדינה, מניעת היווצרות של עמדת השפעה של גורמים עוינים על החברה, מניעת חשיפה או גילוי של מידע סודי ועוד. מסגרת זו גם תפרט, מראש, מהם האמצעים שיינקטו לצורך הגנה על האינטרסים החיוניים של המדינה. אין הכוונה לנקיטת אמצעים גורפים, אלא לנקיטת אמצעים תוך עריכת איזון - הגנה על האינטרסים החיוניים של המדינה תוך שמירה על עקרון המידתיות, ומתן כלים לביצוע, הלכה למעשה, של מהלכי הפרטה, שינויים ארגוניים וכיו"ב.

"השפעה ניכרת" - היכולת להשפיע על פעילותה של חברה בהפרטה השפעה של ממש שאינה בגדר שליטה ושאינה בשל עצם ההחזקה באמצעי שליטה, לרבות יכולת כאמור הנובעת מזכות המוקנית לאדם בתקנון

החברה או בהסכם בכתב או בעל פה עם בעל השליטה למעט אם הזכות האמורה הוקנתה לתאגיד בנקאי ישראלי; לענין זה, "תאגיד בנקאי ישראלי" - תאגיד בנקאי כמשמעותו בחוק הבנקאות (רישוי), התשמ"א-1981[37], שקיבל רישיון לפי פסקה (1) של סעיף 4(א) לחוק האמור, ואולם בלי לגרוע מכלליות האמור -

(1) יראו אדם כבעל השפעה ניכרת אם הוא בעל הזכות למנות נושא משרה בחברה;
(2) חזקה על אדם שהוא בעל השפעה ניכרת בחברה, אם הוא מחזיק עשרים וחמישה אחוזים או יותר מאמצעי שליטה כלשהו או מזכויות רכושיות כלשהן בחברה;

"השרים" - ראש הממשלה ושר האוצר;
"זכויות רכושיות" - כל אחת מאלה:

(1) הזכות להשתתף ברווחי חברה בהפרטה;
(2) הזכות לחלק ביתרת נכסי חברה בהפרטה;
(3) הזכות למניה המקנה זכות מהזכויות המפורטות בפסקאות (1) או (2);

"חוק החברות" - חוק החברות, התשנ"ט-1999[38];
"חוק העונשין" - חוק העונשין, התשל"ז-1977[39].

קביעת אינטרס חיוני של המדינה

59ח. (א) השרים, באישור ועדת השרים, ובהתייעצות עם השר האחראי לעניני החברה ועם הרשות, רשאים להכריז בצו כי למדינה אינטרסים חיוניים, אחד או יותר, בקשר לחברה בהפרטה (בפרק זה - חברה); היה שר הביטחון השר האחראי לעניני החברה יוצא הצו על ידי השרים יחד עם שר הביטחון; בפרק זה, "אינטרס חיוני" - כל אחד מאלה:

(1) הבטחת המשך קיומן של פעילויות שהן חיוניות לביטחון המדינה, ליחסי החוץ שלה או הבטחת רציפות אספקתם הנאותה של שירותים חיוניים לציבור;

דברי הסבר

סעיף 59ח המוצע
בהתאם לפרק ח'2 לחוק החברות הממשלתיות, המוצע, יהיו ראש הממשלה ושר האוצר (להלן - השרים), בהתייעצות עם השר האחראי לעניני החברה, רשות החברות הממשלתיות ובאישור ועדת השרים לעניני הפרטה (להלן - ועדת השרים), ולאחר מתן הזדמנות לחברה ולבעל שליטה או בעל ענין בה להשמיע טענות, רשאים להכריז בצו כי החברה היא חברה שיש למדינה אינטרסים חיוניים, כמוגדר בסעיף, בקשר אליה. קביעת אינטרס חיוני בחברה ששר הביטחון הוא השר האחראי לעניניה, תיעשה על ידי השרים יחד עם שר הביטחון.

[37] ס"ח התשמ"א, עמ' 232.
[38] ס"ח התשנ"ט, עמ' 189.
[39] ס"ח התשל"ז, עמ' 226.

(2) שמירת אופייה של החברה כחברה ישראלית שמרכז עסקיה וניהולה יהיו בישראל באופן שיקבעו השרים;
(3) פיקוח על השליטה במחצבים או באוצרות טבע, ניצולם ופיתוחם;
(4) קידום התחרות או מניעת ריכוזיות במשק;
(5) מניעת היווצרות של עמדת השפעה על החברה, של גורמים עוינים או גורמים העלולים לפגוע בביטחון המדינה או בענייני חוץ שלה;
(6) מניעת חשיפה או גילוי של מידע סודי, מטעמים של ביטחון המדינה או יחסי החוץ של המדינה.

(ב) בטרם יוציאו השרים צו כאמור בסעיף קטן (א) ייתנו לחברה ולמי שהוא בעל שליטה או בעל ענין בה, הזדמנות להשמיע את טענותיו.
(ג) השרים יפרטו בצו לפי סעיף קטן (א) את האינטרס החיוני של המדינה בקשר לחברה שעל יסודו הוצא הצו.

מגבלות על העברת שליטה

59ט. לא יעביר אדם לאחר שליטה בחברה שהוצא לגביה צו לפי סעיף 59ח, לא ירכוש שליטה בחברה כאמור, ולא יחזיק בשליטה בה, אלא אם כן קיבל לכך אישור בכתב ומראש מאת השרים ובתנאים שקבעו השרים (בפרק זה - מגבלות השליטה); בצו לפי סעיף 59ח, רשאים השרים לקבוע כי הוראות סעיף זה, כולן או מקצתן, לא יחולו על החברה.

קביעת הגבלות, תנאים והוראות בצו

59י. (א) בצו לפי סעיף 59ח, רשאים השרים לקבוע, באישור ועדת השרים ובהתייעצות עם הרשות, לצורך הגנה על כל אחד מהאינטרסים החיוניים שעל יסודם הוצא הצו, הגבלות, תנאים והוראות כמפורט להלן, כולם או מקצתם, הכל כפי שייקבע בצו:

(1) כי לא יחזיק אדם אמצעי שליטה או השפעה ניכרת, בחברה, מסוגים ובשיעורים שייקבעו בצו, בלא אישור מראש מאת השרים ובתנאים שיקבעו (בפרק זה - מגבלות אמצעי שליטה והחזקה); השרים רשאים לתת

דברי הסבר

סעיף 59ט המוצע
מוצע כי לאחר הוצאת צו כאמור, העברת השליטה, רכישתה או החזקה בחברה שהשרים הכריזו כי למדינה אינטרסים חיוניים בה, תהא טעונה אישור בכתב ומראש מאת השרים, אלא אם כן קבעו השרים אחרת בצו.

סעיף 59י המוצע
מוצע להסמיך את השרים, באישור ועדת השרים ובהתייעצות עם הרשות, לקבוע הגבלות, תנאים והוראות בצו, כדי להגן על האינטרסים החיוניים שנקבעו בקשר לחברה, ובכלל זה בנוגע לאמצעי שליטה, החזקות של מי שאינו אזרח או תושב ישראל, מסירת מידע לשרים, המשך קיום ישראליות החברה ונושאי המשרה בה, ודרישות באשר לסיווגם הביטחוני של נושאי המשרה, העברה שעבוד או עיקול של נכסים מסוימים של החברה, מגבלות לענין שינויים מבניים שונים בחברה, והגנה על מערכות ממוחשבות ובסיסי המידע של החברה.
כן מוצע כי החזקה של אדם באמצעי שליטה בחברה לפני מועד הוצאת הצו, בחברה שלגביה הוצא צו, יראו את החזקתו באותו מועד, שדווח עליה כדין, כאילו אושרה בידי השרים.

אישור כאמור אם שוכנעו, כי אין בהחזקת אמצעי השליטה בשיעור המבוקש או בהשפעה הניכרת המבוקשת, כדי לפגוע באינטרס החיוני שעל יסודו הוצא הצו כאמור בסעיף 59ח;

(2) כי השליטה או החזקת אמצעי שליטה או השפעה ניכרת בחברה מסוגים ובשיעורים שייקבעו בצו, יהיו בידי אזרח ישראלי ותושב ישראל, לרבות בדרך של קביעת שיעור מרבי של אמצעי שליטה שיוחזקו בידי מי שאינו אזרח או תושב כאמור (בפרק זה - מגבלת הישראליות);

(3) כי הניהול השוטף של החברה ומרכז עסקיה יהיו בישראל, באופן שיקבעו השרים;

(4) חובה למסור מידע לשרים לפי דרישתם, בענינים הקשורים לאינטרסים החיוניים בחברה, כפי שיפורטו בדרישה; אין באמור בפסקה זו כדי לגרוע מחובה אחרת למסירת מידע הקיימת לפי כל דין;

(5) כי, מטעמים של ביטחון המדינה, נושאי משרה בחברה, כולם או מקצתם, ובעלי תפקידים אחרים בחברה, כפי שייקבעו בצו, יהיו אזרחים ישראלים ותושבי ישראל, וכי אלה, כולם או חלקם, יהיו בעלי סיווג ביטחוני מתאים כפי שיקבעו גורמי הביטחון המוסמכים;

(6) כי העברה, שעבוד או עיקול של נכסים מסוימים של החברה או של זכויות בהם, שלדעת השרים דרושים להבטחת האינטרסים החיוניים, טעונים אישור מראש של השרים, וכן קביעה לענין תוקפן של פעולות שנעשו בניגוד לפסקה זו, כלפי מי שידע או שיכול היה לדעת עליהן;

(7) כי הליכי פירוק מרצון של החברה, פשרה או הסדר לגביה, וכן שינוי או ארגון מחדש של מבנה החברה, מיזוגה או פיצולה, טעונים אישור מראש מאת השרים;

(8) קביעה כי לא יעביר אדם שליטה, אמצעי שליטה או השפעה ניכרת בחברה אם כתוצאה מההעברה יופרו מגבלות שליטה ומגבלות אמצעי שליטה והחזקה, בלא שהציג לו הנעבר אישור על פי פרק זה והצווים מכוחו;

(9) הוראות, לפי החלטות ממשלה הנוגעות לענין, לגבי הצעדים הדרושים להגנה על מערכות ממוחשבות ובסיסי המידע של החברה המשמשים למתן שירותים, לתפעול ולשליטה על המערכות הממוחשבות;

(10) כי במקרים מיוחדים תהיה החברה זכאית לפיצוי מאת המדינה על נזק שנגרם לה במישרין בשל מילוי הוראה מהוראות הצו.

(ב) מי שהחזיק אמצעי שליטה בחברה שהוצא לגביה צו לפי סעיף 59ח, במועד הוצאת הצו, יראו את החזקתו באותו מועד, בשיעור הטעון אישור לפי חוק זה, שדווח עליה כדין, כאילו אושרה בידי השרים, כאמור בסעיף קטן (א)(1); ואולם כל החזקה מעבר לאחזקותיו במועד האמור טעונה אישור השרים בכתב ומראש; אין בהוראות סעיף קטן זה כדי לגרוע מהחובה לקבל אישור השרים לכל החזקה נוספת בשיעורים שנקבעו בצו.

מינוי משקיף

59יא. (א) בצו כאמור בסעיף 59ח רשאים השרים לקבוע כי ימונה משקיף בישיבות דירקטוריון החברה ובועדותיו (בפרק זה - המשקיף).

(ב) המשקיף יהיה עובד המדינה, בעל כשירות כשל דירקטור לפי פרק ג'.

(ג) הזמנה לישיבות הדירקטוריון תימסר גם למשקיף והוא רשאי להשתתף בכל ישיבה של הדירקטוריון וועדותיו.

(ד) זכותו של המשקיף לקבלת מידע מהחברה תהא כשל

דירקטור.
(ה) ראה המשקיף כי החברה עומדת לקבל החלטה בניגוד להוראה מהוראות הצו, יודיע על כך, בלא דיחוי, לחברה ולשרים.
(ו) הודיע המשקיף כאמור בסעיף קטן (ה), לא תהא החברה רשאית לקבל את ההחלטה במשך עשרה ימים מיום הודעת המשקיף, ואם התקבלה לא יהיה לה תוקף.
(ז) הודיעו השרים בתוך עשרת הימים האמורים בסעיף קטן (ו), כי יש בהחלטה כאמור בסעיף קטן (ה) כדי להפר את הוראות הצו, לא תהא החברה רשאית לקבל את ההחלטה, ואם התקבלה לא יהיה לה תוקף.
(ח) הוראות סעיף 59יד(ה) עד (ז) יחולו על פעולותיו של המשקיף, בשינויים המחויבים.

חשיפת מידע סודי

59יב. (א) הוצא צו לפי הוראות סעיף 59ח על יסוד אינטרס חיוני כאמור בפסקה (6) להגדרה "אינטרס חיוני" שבאותו סעיף, רשאים

דברי הסבר

סעיף 59יא המוצע
מוצע כי השרים יהיו רשאים לקבוע כי ימונה משקיף מטעמם לישיבות דירקטוריון החברה וועדותיו, שכשירותו וסמכויותיו נקבעו בפרק ח'2 המוצע. כמו כן, מוצע כי בעקבות הודעת המשקיף כי החברה עומדת לקבל החלטה שיהא בה כדי להפר הוראה מהוראות הצו, יהיו רשאים השרים להודיע כי החברה עומדת להפר את הוראות הצו, והחברה לא תהא רשאית לקבל החלטה כאמור, ואם תתקבל, לא יהיה לה תוקף.

סעיף 59יב המוצע
נושא מניעת חשיפת מידע סודי מטופל על ידי אפשרות להטיל הגבלות על חשיפה או מסירה של מסמך או מידע בקשר לאינטרס החיוני, בין השאר לנושאי

השרים לקבוע בצו כי על אף האמור בכל דין ובכפוף להוראות סעיפים 19(א)(2) ו-36ג(ב) לחוק ניירות ערך, ככל שהן חלות על החברה ועל מגבלות, תנאים או הוראות שהוטלו עליה:

(1) לא יימסר או ייחשף מסמך או מידע בקשר לאינטרס החיוני כאמור, לידיעת נושאי משרה, בעלי מניות מסוימים, או מי שיש לו השפעה ניכרת על החברה, כפי שיקבעו השרים בצו;
(2) תוגבל, בדרך שקבעו השרים, מסירה או חשיפה של מסמך או מידע בקשר לאינטרס החיוני או תימנע העברתו למי שלא הורשה בכתב בידי השרים או בידי מי שמינו השרים לענין זה.

(ב) קבעו השרים מגבלות לפי סעיף קטן (א) על מסירת מידע לבעלי מניות או לנושאי משרה, יהיו בעלי המניות או נושאי המשרה האמורים, על אף האמור בכל דין, פטורים מהפרת אחריות המוטלת עליהם לפי כל דין, אם הפרה זו נגרמה אך ורק בשל אי קבלת המידע, שנמנע מהם כאמור, ולא יראו באי מסירת המידע כאמור הפרת חובה לפי כל דין, והכל בכפוף להוראות סעיפים 19(א)(2) ו-36ג(ב) לחוק ניירות ערך, ככל שהן חלות על החברה.

אכיפה ודיווח

59יג. (א) השרים רשאים לקבוע בצו לפי סעיף 59ח -

(1) תנאים, הוראות והגבלות על החברה, וכן דרכי פיקוח וחובות דיווח על פעילותה והתקשרויותיה, והכל אם לדעתם הן דרושות לשמירה על אינטרסים חיוניים, ובכלל זה הוראות לענין דיווח, ניהול ורישום מיוחדים של המחזיקים בניירות הערך שלה, דרך כלל או בשיעורים שנקבעו, או הוראות לענין מגבלות שיחולו על הקצאה של ניירות ערך של החברה, וכן מגבלות על השימוש באמצעי שליטה ובזכויות הצמודות להן, או בדבר תוקפן, כלפי החברה, של פעולות שבוצעו או החלטות שנתקבלו בניגוד למגבלות שהוטלו, בידי מי שלא קיבל אישור לשלוט בחברה או להחזיק בהשפעה ניכרת או באמצעי שליטה בה;

(2) כי המחזיק שניים וחצי אחוזים או יותר מסוג כלשהו של אמצעי שליטה בחברה שלמעלה משלושה רבעים מהון המניות המונפק שלה מוחזקים בידי הציבור ומניותיה רשומות למסחר בבורסה, ידווח לחברה

דברי הסבר

משרה ולבעלי מניות מסוימים, תוך מתן פטור מאחריות לבעלי מניות או נושאי המשרה האמורים במקרה של הפרה שנגרמה אך ורק בשל מניעת קבלה או מניעת מסירה של המידע האמור.

סעיף 59יג המוצע

מוצע כי השרים יהיו רשאים להוסיף ולקבוע בצו הוראות ותנאים לצורך אכיפת ההגנה על האינטרסים החיוניים של המדינה בקשר לחברה, לענין תוקפן של פעולות שנעשו בניגוד להוראות אלה, ודרכי פיקוח וחובות דיווח על פעילותה והתקשרויותיה.

ולרשות על החזקותיו כאמור, על השולטים בו, על מי שמחזיק למעלה מ-10% מסוג כלשהו של אמצעי שליטה בו וכן על חברי הדירקטוריון של מי שמחזיק באמצעי השליטה כאמור; השרים רשאים, לשם הבטחת הדיווח לפי פסקה זו, לקבוע מגבלות לענין השימוש באמצעי השליטה ובזכויות הצמודות להן, לרבות לענין זכות ההצבעה באסיפה הכללית או הזכות לקבל דיבידנד."

(ב) קבעו השרים בצו מגבלות כאמור בסעיף 59י(א)(1) או (2) רשאים הם לקבוע בצו הוראות ותנאים בדבר החזקה של אמצעי שליטה או שליטה או השפעה ניכרת בחברה, לרבות הוראות המתלות את תוקפן של פעולות בהם, כולן או מקצתן, באישור השרים מראש, רשאים לסרב לתתו אם כתוצאה מהן יש חשש שייפגע אינטרס חיוני.

(ג) החזיק אדם, בלא אישור השרים, בשליטה או באמצעי שליטה בחברה מעל לשיעור שנקבע בצו לפי הוראות סעיף 59י יהא עליו למכרם בהתאם להוראות לפי פרק זה; המחזיק או מי מטעמו לא יהא רשאי להפעיל את הזכויות מכוח השליטה או אמצעי השליטה או מכוח ההשפעה הניכרת שהוא מחזיק בהם, או זכות לקבל דיבידנד; בלי לגרוע מהאמור, רשאים השרים לקבוע בצו הוראות בדבר האופן והמועד למכירתם, לרבות הוראות לענין מינוי כונס נכסים למכירתם של השליטה או אמצעי השליטה.

הבטחת המשך

59יד. (א) הוצא צו לפי הוראת סעיף 59ח על יסוד אינטרס חיוני כאמור

קיומן של פעילויות

בפסקה (1) להגדרה "אינטרס חיוני" שבאותו סעיף, וחדלה החברה לקיים פעילות חיונית או לתת שירות חיוני כאמור באותה פסקה או סבורים השרים שקיים חשש סביר כי החברה תחדל לספקם כאמור, ונוכחו השרים שיש הכרח להבטיח רציפות בפעילות או במתן השירות או למנוע שיבוש או הפסקה שלהם, רשאים הם, באישור ועדת השרים ולאחר התייעצות עם הרשות, להורות בצו לחברה להמשיך בפעילות או לתת את השירות, לתקופה ובתנאים שיורו.
(ב) הוצא צו לפי סעיף קטן (א), ומי שהצו חל עליו לא מילא אחר האמור בו, רשאים השרים, בצו, למנות אדם שיופקד על המשך מתן השירות או קיום הפעילות ועל ניהול המיתקנים והנכסים

דברי הסבר

סעיף 59יד המוצע
מוצע להסמיך את השרים, באישור ועדת השרים ולאחר התייעצות עם רשות החברות הממשלתיות, להורות בצו לחברה שמתקיים בקשר אליה אינטרס חיוני של המדינה, וקיים חשש סביר כי החברה תחדל לתת שירות או להמשיך פעילות שנקבעו כחיוניים, לספק את השירות או להמשיך את הפעילות.
במקרה של אי מילוי אחר הוראות צו כאמור, מוצע כי יהיו רשאים השרים למנות אדם שיופקד על המשך מתן השירות (להלן - הממונה). לממונה יהיו כל הסמכויות הדרושות להבטחת המשך קיום הפעילות או מתן השירות. עוד מוצע, לשם הגנה על החברה, להטיל חובה על הממונה, החברה, עובדיה ונושאי המשרה בה, לפעול באופן שיצומצמו ככל האפשר הנזקים העלולים להיגרם לתאגיד הביטחוני או לצד שלישי עקב ביצוע הוראות הצו ; פעילות שנעשתה בתום לב לפי הוראות הצו בידי הממונה או בידי נושא משרה בחברה, או מי מטעמם, לא תשמש עילה לתביעה אזרחית של החברה, בעלי מניותיה או נושיה או של גורם אחר כלשהו נגדם.

שבאמצעותם ניתנים הפעילות או השירות (בפרק זה - הממונה), ורשאים הם לפרט בצו את תפקידיו.
(ג) במילוי תפקידיו לפי סעיף זה, יפעל הממונה לפי הוראות השרים ויהיו לו כל הסמכויות הדרושות להבטחת המשך קיום הפעילות או מתן השירות, לרבות הסמכויות הדרושות לניהולה של החברה.
(ד) מינויו של הממונה לפי סעיף זה יהיה לתקופה שיקבעו השרים ושלא תעלה על שנה אחת ; ואולם רשאים השרים להאריך את המינוי לתקופה אחת נוספת שלא תעלה על שנה אחת, וכן רשאים הם להחליפו בכל עת.
(ה) מילוי חובה וביצוע פעולה מכוח צו שניתן לפי סעיף זה, ייעשו בידי הממונה, בידי החברה, בידי נושאי משרה בה ובידי עובדיה, באופן שיימנעו או יצומצמו, ככל האפשר, נזקים העלולים להיגרם לחברה או לגורם אחר כתוצאה מביצועה.
(ו) מילוי חובה וביצוע פעולה מכוח צו שניתן לפי סעיף זה בידי הממונה או בידי נושא משרה בחברה, או מי מטעמם, שנעשתה על ידם לשם קיום נאות של הוראה שניתנה מכוח צו לפי סעיף זה, על אף האמור בכל דין, לא ישמשו עילה לתביעה אזרחית של החברה, בעלי מניותיה או נושיה, או של גורם אחר כלשהו, נגדם, ובלבד שפעלו בתום לב ובהתאם להוראות סעיף זה.
(ז) במילוי הוראה מכוח צו שניתן לפי סעיף זה לא יישאו החברה, נושאי המשרה שלה או מי מעובדיה, באחריות פלילית או אזרחית לכל מעשה, שעשו אגב מילוי הוראה כאמור, אלא בנסיבות שבהן היה עובד המדינה נושא באחריות למעשה כאמור.
(ח) השרים רשאים לקבוע כללים למתן פיצוי מאת המדינה או בכל דרך אחרת בשל נזק שנגרם לחברה במישרין עקב פעולות או הוראות לפי סעיף זה.

פיצויים

59טו. בלי לגרוע מהוראות כל דין, המפר צו או הוראה שניתנו לפי פרק זה, יחויב בפיצוי או בשיפוי בשל כל נזק או הוצאה שנגרמו למדינה או לחברה או לצד שלישי כלשהו עקב כך.

עונשין

59טז. (א) המעביר לאחר שליטה בחברה או הרוכש או המחזיק בשליטה כאמור, בלא אישור ובניגוד להוראות סעיף 59י(א)(2), דינו - מאסר שלוש שנים או קנס פי עשרה מהקנס האמור בסעיף

דברי הסבר

כן מוצע לקבוע כי החברה או מי מעובדיה לא יישאו באחריות פלילית או אזרחית למעשה שנעשה על ידם אגב מילוי הוראות צו, בנסיבות שבהן היה עובד מדינה נושא באחריות. כמו כן נקבע כי השרים רשאים לקבוע כללים למתן פיצוי מאת המדינה או בכל דרך אחרת בשל נזק שנגרם לחברה במישרין עקב פעולות או הוראות לפי סעיף זה.

סעיף 59טו המוצע

מוצע לחייב את המפר צו או הוראות לפי פרק ח'2 המוצע לחוק החברות הממשלתיות, בפיצוי או בשיפוי בשל הוצאות ונזקים שנגרמו למדינה או לחברה או לצד שלישי עקב ההפרה.

סעיף 59טז המוצע

לענין ענישה על הפרת הוראות חקיקת משנה (לרבות הפרת צו, הפרת מגבלה, תנאי או הוראה שנקבעו בצו), מוצע סעיף עונשי.

61(א)(4) לחוק העונשין וקנס נוסף פי עשרה מהקנס האמור בסעיף 61(ג) לחוק העונשין לכל יום נוסף שבו נמשכת העבירה.

(ב) העושה אחת מאלה, דינו - מאסר שלוש שנים או קנס פי ארבעה מהקנס האמור בסעיף 61(א)(4) לחוק העונשין:

(1) מוסר פרטים לא נכונים בבקשה שהגיש לקבלת אישור הנדרש לפי סעיפים 59ט או 59י(א)(1), והצווים מכוחם;
(2) מפר הוראות צו לענין אי גילוי מידע לפי סעיף 59יב;
(3) מפר הגבלה, תנאי או הוראה שנקבעו בצו לפי סעיף 59יד לענין המשך מתן שירות חיוני.

(ג) המפר מגבלה, תנאי או הוראה, שנקבעו בצו באחד מאלה, דינו - מאסר שישה חודשים או קנס כאמור בסעיף 61(א)(4) לחוק העונשין; היתה העבירה עבירה נמשכת, דינו גם קנס נוסף פי עשרה מהקנס האמור בסעיף 61(ג) לחוק העונשין לכל יום שבו נמשכת העבירה:

(1) מחזיק השפעה ניכרת או אמצעי שליטה, בחברה בלא אישור בניגוד לקביעה לפי סעיף 59י(א)(1);
(2) מחזיק שליטה או אמצעי שליטה בחברה בניגוד לקביעה לפי סעיף 59י(א)(2);
(3) מנהל את החברה או מקיים את מרכז עסקיה, בניגוד לקביעה לפי סעיף 59י(א)(3);
(4) אינו מוסר מידע לשרים בניגוד לקביעה לפי סעיף 59י(א)(4);
(5) מכהן כנושא משרה או כבעל תפקיד אחר בחברה, או ממנה, או מעסיק נושא משרה או בעל תפקיד אחר בחברה בניגוד לקביעה לפי סעיף 59י(א)(5);
(6) מעביר או משעבד נכס מנכסי החברה או זכויות בו, בניגוד לקביעה לפי סעיף 59י(א)(6);
(7) מביא להליכי פירוק מרצון של החברה, לפשרה או להסדר לגביה, לשינוי או ארגון מחדש של מבנה החברה, למיזוגה או לפיצולה, בלא אישור בהתאם לקביעה לפי סעיף 59י(א)(7);
(8) אינו מקיים הוראות לפי סעיף 59י(א)(9);
(9) אינו מקיים הוראות שניתנו מכוח קביעה לפי סעיף 59יא;

(10) אינו מקיים תנאי, הגבלה או הוראה לפי סעיף 59יג(א) או (ב).

(ד) המעביר לאחר שליטה, השפעה ניכרת או אמצעי שליטה בחברה בלי שהוצג לו אישור על ידי הנעבר, בניגוד לקביעה

לפי סעיף 59י(א)(8), דינו - קנס כאמור בסעיף 61(א)(4) לחוק העונשין.

אחריות נושאי משרה

59יז. (א) נושא משרה בחברה חייב לפקח ולעשות כל שניתן למניעת עבירות לפי סעיף 59טז על ידי החברה או על ידי עובד מעובדיה; המפר חובתו לפי סעיף זה, דינו - קנס פי חמישה מהקנס האמור בסעיף 61(א)(4) לחוק העונשין; לענין סעיף זה, "נושא משרה בחברה" - דירקטור, מנהל פעיל בחברה, שותף, למעט שותף מוגבל או בעל תפקיד אחר בחברה האחראי מטעמו על התחום שבו נעברה העבירה.
(ב) נעברה עבירה לפי סעיף 59טז על ידי החברה או על ידי עובד מעובדיה, חזקה היא כי נושא המשרה בחברה הפר את חובתו לפי סעיף קטן (א), אלא אם כן הוכיח שעשה כל שניתן כדי למלא את חובתו.

אי מתן תוקף לפעולה בניגוד לפרק זה

59יח. לא יהיה תוקף לפעולה, שנעשתה על ידי החברה בניגוד להוראות פרק זה או בניגוד לצו או להוראה מכוחו; אין בהוראה זו כדי לפגוע בזכויות שרכש צד שלישי, אם לא ידע או לא יכול היה לדעת, שהפעולה נעשתה בניגוד לפרק זה או בניגוד לצו או להוראה מכוחו.

הוראות שבדין והוראות אחרות

59 יט. (א) פרק זה בא להוסיף על הוראות כל דין ולא לגרוע מהן, אלא אם כן נקבע בו במפורש אחרת.
(ב) אין בקיומו של הליך פלילי לפי פרק זה כדי לגרוע מכל זכות או סמכות לנקוט הליכים אחרים לפי פרק זה או הצווים מכוחו.
(ג) בית המשפט המחוזי רשאי, לבקשת המדינה, לצוות על מי שהפר הוראות, תנאים או הגבלות לפי פרק זה או צו שהוצא מכוחם לחדול מכך או לקיימם, לפי הענין.

תחולה

59כ. ההגבלות, התנאים וההוראות שנקבעו בצו לפי פרק זה, כולם או מקצתם, יחולו לתקופה קצובה או דרך כלל, ויכול שיחולו לאחר הפרטת החברה, הכל כפי שנקבע בצו.";

(13) בסעיף 60, אחרי "אם המדינה" יבוא "חברה ממשלתית או חברת בת ממשלתית", ואחרי "חברה ממשלתית" יבוא "או חברת בת ממשלתית, לפי הענין";

דברי הסבר

סעיף 59יז המוצע
מוצע לקבוע כי על נושאי משרה בחברה לפקח ולעשות כל שניתן למניעת העבירות שבפרק המוצע על ידי החברה או מי מעובדיה, וכן לקבוע בצד הפרת חובה זו סעיף עונשי.

סעיף 59יח המוצע
מוצע לקבוע כי פעולה שנעשתה על ידי החברה בניגוד להוראות פרק ח'2 המוצע לחוק החברות הממשלתיות, תהא חסרת תוקף, ואולם לא יהיה בכך כדי לפגוע בזכויות שרכש צד שלישי, אם לא ידע או לא יכול היה לדעת, שהפעולה נעשתה תוך הפרת הוראות פרק זה או צו או

הוראה מכוחו.

סעיף 59ב המוצע

מוצע כי הוראות פרק זה יכול שיחולו גם לאחר הפרטת החברה, הכל כפי שייקבע בצו.

פסקה (13)

הוראת סעיף 60 לחוק החברות הממשלתיות קובעת כי הוראות החוק האמור יחולו גם על תאגידים שאינם חברות, אם המדינה שולטת או משתתפת בהם במידה

---

(14) בסעיף 63 -

(1) אחרי פסקה (1) יבוא:

"(1א) חברה אשר תקנונה אוסר על חלוקת רווחים לבעלי מניותיה, שהוקמה להשגת מטרות ציבוריות בתחום הרווחה, התרבות, הבריאות או החינוך, ושכל פעולותיה הן לשם השגת מטרות אלה, ואשר הממשלה, לפי הצעת הרשות ובאישור הועדה, החליטה שטעמים הקשורים לאופי פעילותה של החברה מחייבים שלא להחילן עליה;";

(2) אחרי פסקה (2) יבוא:

"(3) חברת בת של חברה אשר הממשלה לפי הצעת הרשות ובאישור הועדה, החליטה שטעמים של הפרטה ותחרות, כאחד, מחייבים שלא להחילן על חברת הבת; בהחלטה כאמור ובקביעת התנאים שבה, יובאו בחשבון, בין השאר, שיקולים אלה:

דברי הסבר

העולה כדי חברה ממשלתית. התעורר ספק האם חלות הוראות החוק גם על תאגידים אחרים, כגון שותפויות ועמותות, אם חברה ממשלתית שולטת או משתתפת בהם במידה העולה כדי חברת בת ממשלתית.
מוצע להבהיר כי הוראות חוק החברות הממשלתיות
יחולו אף במקרים שבהם מחזיקה חברה ממשלתית
בתאגיד, שאינו חברה, במידה העולה כדי חברת בת ממשלתית.

פסקה (14)

סעיף 63 לחוק החברות הממשלתיות מסדיר את סמכות הממשלה או ועדת שרים לענייני הפרטה, לפי הענין, באישור ועדת הכספים של הכנסת, לפטור חברות שהחוק האמור חל עליהן מהוראות החוק, כולן או מקצתן, מטעמים של "ביטחון המדינה", "יחסי חוץ" או "קשרי מסחר בין-לאומיים" ("אי תחולה במקרים מיוחדים"). בכך הכיר המחוקק כי יכול שטעמים מסוימים, הנמנים בחוק, ישמשו עילה לאי תחולת הוראות החוק.
מוצע להסמיך את הממשלה לפטור חברה מתחולת הוראות החוק גם במקרה של חברה שתקנונה אוסר על חלוקת רווחים לבעלי מניותיה, ואשר הוקמה וכל פעולותיה להשגת מטרות ציבוריות, בתחומים האלה: רווחה, תרבות, בריאות וחינוך, אשר הממשלה החליטה באישור הועדה שבשל טעמים הקשורים לאופי פעילותה אין להחילן עליה.
כמו כן מוצע להסמיך את הממשלה לפטור חברה מתחולת הוראות החוק גם משיקולים של הפרטה ותחרות גם יחד ובהתקיים שורה של תנאים.
בדרך כלל, הליך הפרטה הוא ממושך ומשתרע על פני כמה שנים. הליכי ההפרטה מתעכבים, לא אחת, בשל גורמים שאינם בשליטת החברה, ועל אף שהחברה מבצעת את שהוטל עליה במסגרת הליך ההפרטה.
הניסיון של השנים האחרונות מלמד כי באותם מקרים שבהם, במקביל להתקדמות הממשלה בהפרטה, פועלת הממשלה לפתיחת הענף הרלוונטי לתחרות, עלולה להפוך תחולת חוק החברות הממשלתיות, כמקשה אחת, לנטל, הן בהיבט ההפרטה והן בהיבט פתיחת השוק לתחרות. כך למשל, נוטות חברות ממשלתיות או עובדיהן להתנגד ולעכב פתיחת השוק לתחרות בטענה כי המעבר משוק מונופוליסטי לשוק תחרותי, יקנה יתרון לא הוגן למתחריה ויכבול את ידיה של החברה הממשלתית בתחרות. טענה זו מבוססת על המשטר הנוקשה שמכתיב חוק החברות הממשלתיות לחברה, ובתוך כך, ריבוי אישורים שנדרשת חברה ממשלתית לקבל מהממשלה בניהול השוטף שלה לפעולות כגון רכישת מניות ולו בשיעור זעום, הקמת חברות וכיו"ב, ותלותה בקבלת אותם אישורים, נטלים שמהם פטורים מתחריה.

כמו כן, כדי להימנע מתחולת חוק החברות הממשלתיות נוטות חברות ממשלתיות, לא אחת, לוותר מראש על אופטימיזציה בניהול השקעותיהן בתאגידים אחרים לבל יהא מעמדם של התאגידים האמורים מעמד של חברה ממשלתית. לדוגמה: לעתים נוטה החברה הממשלתית להעדיף רכישה והחזקת אמצעי שליטה בתאגיד בשיעור שאינו עולה על 50%, אף שהיקף השקעתה בתאגיד אמור לשקף החזקה באמצעי שליטה בשיעור גבוה מ-50%. בכך עלולה החברה הממשלתית, בין השאר, להיחשף לסיכון לא מבוקר ולהקנות יתרון ניהולי לשותפיה בתאגיד אף שהיקף השקעתם בתאגיד אינו מצדיק זאת. במקרים אחרים נמנעת החברה הממשלתית מלממש זכויות שיש בידיה בתאגיד אף שמבחינה אסטרטגית המימוש חיוני ביותר לחברה או נאלצת לממש זכויות בתנאים נחותים, כדי להימנע מכך שיוקנה לתאגיד מעמד של חברה ממשלתית.

(א) מעמדה של חברת האם כחברה בהפרטה;
(ב) ביצוע החלטת ההפרטה בידי דירקטוריון חברת האם, באופן המקדם את ביצועה של החלטת ההפרטה;
(ג) רישומן של מניות חברת האם או חברת הבת למסחר בבורסה;
(ד) מידת החשיפה של חברת האם או חברת הבת לתחרות משמעותית בתחום עיסוקיה;
(ה) התרומה לקידום התחרות ומניעת ריכוזיות במשק.";

(15) אחרי סעיף 70 יבוא:

"הוראות מיוחדות לענין פרק ח'2

70א. חוקק לאחר יום......................* חוק אחר המסדיר הוראות בדבר הגנה על אינטרסים ביטחוניים (להלן - החוק המסדיר), יחולו הוראות החוק המסדיר על חברה ממשלתית ששר הביטחון הוא השר האחראי לעניני החברה, וייקבעו על ידי שר הביטחון בחוק המסדיר הוראות מעבר לענין החלת הוראותיו והצווים שהוציא מכוחו על אותה חברה."

חוק החברות הממשלתיות - הוראת מעבר

48. על אף האמור בסעיף 17(ג1) לחוק החברות הממשלתיות, כנוסחו בסעיף 47(4)(א) לחוק זה, חבר דירקטוריון שכיהן כחבר דירקטוריון ערב תחילתו של חוק זה בחברה ממשלתית, בחברת בת ממשלתית או בחברת חוץ, יוכל להמשיך לכהן בתפקידו באותה חברה עד תום תקופת הכהונה בהתאם לכתב המינוי; בהעדר כתב מינוי - עד תום שלוש שנים מתחילת הכהונה.

דברי הסבר

מטרת התיקון המוצע של סעיף 63 לחוק החברות הממשלתיות ליצור איזון בין כושר התחרות של החברות עד להשלמת ההפרטה, מצד אחד, לבין מעמדן כחברה ממשלתית, על כל המשתמע מכך, מצד שני. בדרך זו יימנעו הסדרים ייחודיים, כדוגמת רכישת 50% ממניות פלאפון בידי שמרוק, הגדלת חשיפת בזק בדי.בי.אס. כנגד הקצאת כתבי אופציות, ותיסלל הדרך לחברות שבדעת המדינה להציע את מניותיהן למסחר בדרך של פרסום תשקיף (אל-על והתעשיה האווירית).
עוד מאפשר התיקון המוצע מתן פטור במשורה לחברה הממשלתית, להבדיל מפטור גורף מהוראות חוק החברות הממשלתיות, כשהוא מותנה בתנאים ובהתחשב בשיקולים המנויים להלן, ובלי שיפגע במוטיבציה של החברה לקדם את הפרטתה.
לשם כך, מוצע להוסיף לסעיף 63 לחוק החברות הממשלתיות את פסקה (3) שעניינה הקניית שיקול דעת לממשלה לפטור חברה מתחולת הוראות חוק החברות הממשלתיות, כולן או מקצתן, מטעמים של הפרטה ותחרות, כאחד, אם הציעה כך הרשות בהצעה שתוגש לממשלה עם חוות דעת הרשות, תוך קביעת השיקולים שיישקלו על ידי הממשלה או ועדת השרים לענייני הפרטה, בעת ההחלטה, ובכלל זה: התקדמות תהליך ההפרטה של החברה, ביצוע החלטת ההפרטה בידי דירקטוריון החברה באופן המקדם את ביצועה, רישומן של מניות החברה או חברת הבת למסחר בבורסה, התחרות המשמעותית שבה מצויה החברה והתרומה לקידום התחרות ומניעת ריכוזיות במשק.

לפסקה (15)

ביום ד' בכסלו התשס"ג (11 בנובמבר 2003) פורסמה ועברה בקריאה ראשונה הצעת חוק התאגידים הביטחוניים (הגנה על אינטרסים ביטחוניים), התשס"ג-2002 (הצ"ח התשס"ג 208). מוצע לקבוע כי אם תחוקק הצעת החוק האמורה כחוק (בסעיף זה - החוק האחר) לאחר יום תחילתו של החוק המוצע יחולו הוראות החוק האחר על חברה ממשלתית ששר הביטחון הוא השר האחראי לעניניה. וייקבעו על ידי שר הביטחון באותו חוק הוראות מעבר לענין החלת החוק וצווים שהוצאו מכוחו.

* המועד ייקבע בעת הכנת החוק לקריאה השניה והשלישית לפי מועד פרסומו של החוק ליישום התכנית הכלכלית.J

פרק ח': תקשורת

תיקון חוק התקשורת (בזק ושידורים)

49.בחוק התקשורת (בזק ושידורים), התשמ"ב-1982[40] (בפרק זה - חוק התקשורת) -

(1) בסעיף 1, אחרי ההגדרה "רישיון כללי" יבוא:

""רישיון כללי ייחודי" - רישיון כללי לפי סעיף 4(א1), למתן שירותי בזק פנים ארציים נייחים, אף שלא לכלל הציבור בכל הארץ או לפחות באזור שירות;";

(2) בסעיף 4, אחרי סעיף קטן (א) יבוא:

"(א1) (1) החל ביום כ"א באדר ב' התשס"ה (1 באפריל 2005) (בסעיף זה - המועד הקובע), רשאי השר להעניק רישיון כללי ייחודי; העניק השר רישיון כאמור, יראו את הרישיון הכללי הייחודי כרישיון כללי ואת רשת הבזק שבאמצעותה ניתנים השירותים של בעל הרישיון כאמור כרשת בזק ציבורית, לכל דבר וענין;

(2) השר רשאי להקדים בצו את המועד הקובע, בהתחשב, בין השאר, בשיקולים המנויים בסעיף קטן (ב), ובלבד שהמועד הקובע לא יקדם ליום י' בניסן התשס"ד (1 באפריל 2004);

(3) אין בסעיף זה כדי לגרוע מהוראות סעיף 6יב2 או מכל דין אחר, וכן מהחובות לפי רישיון כללי שניתן לפני המועד הקובע לתת את השירותים לפי אותו רישיון לכלל הציבור בכל הארץ או לפחות באזור שירות, לפי הענין; לענין פסקה זו, "רישיון כללי" - אף אם הרישיון או השליטה בבעל הרישיון הועברו לאחר;

(4) על אף האמור בפסקה (1), ניתן רישיון כללי ייחודי לפי אותה פסקה, ובעל הרישיון היה למפעיל מהותי במגזר פעילות של שירותי בזק פנים ארציים נייחים, רשאי השר להורות ברישיונו כי שירותיו יינתנו באזור שירות אחד לפחות; לענין זה, "מפעיל מהותי" - כפי שקבע השר;

דברי הסבר

סעיף 49

לפסקאות (1)(2) ו-(6)

בהתאם להמלצות ועדה ציבורית שמינה שר התקשורת לצורך גיבוש מדיניות וכללים לפתיחת התחרות בתחום התקשורת הנייחת מוצע להקל על כניסת מפעילים חדשים לשוק שירותי הבזק הפנים ארציים נייחים, על ידי כך ששר התקשורת יוסמך להעניק, החל ביום כ"א באדר ב' התשס"ה (1 באפריל 2005), רישיונות כלליים למתן שירותי בזק פנים ארציים נייחים, בלי שתוטל על בעלי רישיונות כאמור החובה לספק את שירותיהם בכל המדינה או באזור שירות. התיקון המוצע נועד להקל על כניסת מפעילים חדשים לשוק שירותי הבזק הפנים ארציים נייחים, בלי לגרוע מהחובה המוטלת על מי שמחזיק או יחזיק עד יום 1 באפריל 2005 ברישיון כללי, לספק את אותם השירותים שהוא הורשה לספק לפי הרישיון כאמור בכל המדינה או באזור שירות, לפי הענין, בהתאם לחוק התקשורת (בזק ושידורים), התשמ"ב-1982, כנוסחו ערב יום תחילתו של החוק המוצע, ובהתאם לרישיון שקיבל עד יום 1 באפריל 2005.

מוצע, כי בעלי רישיונות כלליים למתן שירותי בזק פנים ארציים נייחים שיקבלו רישיון לאחר יום 1 באפריל 2005 לפי התיקון המוצע, ייחשבו כבעלי רישיון כללי וכבעלי רשת בזק ציבורית, לכל דבר וענין, לרבות לענין סעיף 5 לחוק התקשורת, פרק ו' לחוק התקשורת ופרק ט' לחוק התקשורת.

התפתחות התחרות בשוק התקשורת תאפשר לצרכנים לקבל מגוון רחב יותר של שירותים, באיכות גבוהה יותר ובתעריפים נמוכים יותר.

לפסקאות (3), (4), (5), (7) ו-(9) - הפרטת בזק כללי

שירותי הבזק הם שירותים בסיסיים למשק המדינה ולביטחונה. חוק התקשורת נועד להבטיח את זמינותם, סדירותם ותקינותם של שירותי הבזק.

[40] ס"ח התשמ"ב, עמ' 218.

(5) מי שהיה לפני המועד הקובע בעל רישיון כללי למתן שירותי בזק שאינם שירותי בזק פנים ארציים נייחים, רשאי לבקש רישיון כללי ייחודי;

(6) רישיון לפי סעיף קטן זה יינתן על אף האמור בהגדרות "רישיון כללי" ו"רשת בזק ציבורית";";

(3) בסעיף 4ד -

(א) בסעיף קטן (א) -

(1) בפסקה (1), במקום "השר" יבוא "ראש הממשלה והשר, מיזמתם וכן לבקשת שר הביטחון", במקום "רשאי" יבוא "רשאים" ובמקום "ראה" יבוא "ראו";

(2) בפסקה (2), במקום "יקבע השר" יבוא "יקבעו ראש הממשלה והשר" ובמקום "ייתן" יבוא "ייתנו";

(ב) אחרי סעיף קטן (א) יבוא:

"(א1) לא יעביר אדם לאחר שליטה בנותן שירות חיוני שהוצא לגביו צו לפי סעיף קטן (א), לא ירכוש שליטה בנותן שירות חיוני כאמור, ולא יחזיק בשליטה בו, אלא אם כן קיבל לכך אישור בכתב ומראש מאת ראש הממשלה והשר ובתנאים שקבעו (להלן - מגבלות השליטה); ראש הממשלה והשר יהיו רשאים ליתן אישור למבקש אם שוכנעו כי אין בשליטה כאמור כדי לפגוע במתן השירות החיוני או בעילה לקביעתו כשירות חיוני כאמור בסעיף קטן (א)(1); לענין סעיף קטן זה, מכירת מניות בבורסה, שלא על פי הסכמה מראש עם רוכש מסוים, לא תיחשב כהעברה, לענין חובת המעביר לקבל אישור לפי סעיף קטן זה, ובלבד, שהתקיים אחד מאלה:

(1) המעביר אינו בעל השליטה בנותן השירות החיוני;

(2) המעביר הוא בעל השליטה בנותן השירות החיוני ולא חדל, בעקבות ההעברה מלהיות בעל השליטה כאמור, אלא אם כן לא ידע או לא יכול היה לדעת כי יחדל בעקבות ההעברה מלהיות בעל השליטה.";

דברי הסבר

לצורך המשך ההפרטה של חברת בזק החברה הישראלית לתקשורת בע"מ (להלן - החברה) שהיא חברה ציבורית הנסחרת בבורסה בתל אביב, מוצע לתקן את חוק התקשורת, באופן שיבטיח את השמירה על האינטרסים הביטחוניים והחיוניים של המדינה בחברה, גם לאחר העברת השליטה בחברה לידיים פרטיות.

מטרת התיקון המוצע להתאים את הוראות חוק התקשורת לדרך הפרטה, שבמסגרתה יכול שיוצעו לציבור כל מניות החברה בבורסה לניירות ערך וכן, לתקן או להבהיר הוראות נוספות הנוגעות לענין.

לפסקה (3)

מוצע לתקן את סעיף 4ד לחוק התקשורת ולהסמיך את ראש הממשלה יחד עם שר התקשורת להוציא צווים מכוח סעיף זה.

סעיף 4ד(א1) המוצע

מוצע לקבוע שלאחר הוצאת צו לפי סעיף 4ד לחוק התקשורת, העברת השליטה, רכישתה או החזקה בנותן שירות חיוני, תהא טעונה אישור בכתב ומראש מאת ראש הממשלה ושר התקשורת. יחד עם זאת, מוצע כי מכירת מניות בבורסה, שלא על פי הסכמה מראש עם רוכש מסוים, לא תיחשב להעברת שליטה הטעונה אישור אם המעביר אינו בעל השליטה או, אם הוא

(ג) בסעיף קטן (ב)(1), במקום "רשאי השר" יבוא "רשאים ראש הממשלה והשר";

(ד) בסעיף קטן (ג) -

(1) בפסקה (1), במקום "שקבע השר וכן שליטה" יבוא "שקבעו ראש הממשלה והשר, וכן השפעה ניכרת",

במקום "מאת השר ובתנאים שיקבע" יבוא "מאת ראש הממשלה והשר ובתנאים שיקבעו" ובמקום "השר יהא רשאי ליתן אישור למבקש אם שוכנע כי אין בשליטה" יבוא "ראש הממשלה והשר יהיו רשאים ליתן אישור למבקש אם שוכנעו כי אין בהשפעה הניכרת";

(2) בפסקה (4) , במקום "לשר לפי דרישתו" יבוא "לראש הממשלה ולשר לפי דרישתם";

(3) בפסקאות (6) ו-(7), במקום "השר" יבוא "ראש הממשלה והשר";

(4) אחרי פסקה (7) יבוא:

"(8) קביעה כי לא יעביר אדם שליטה, אמצעי שליטה או השפעה ניכרת בנותן שירות חיוני אם כתוצאה מההעברה יופרו מגבלות השליטה או מגבלות שליטה והחזקה, בלא שהציג לו הנעבר אישור לפי סעיף זה והצווים מכוחו;

(9) קביעה ומתן הוראות, לפי החלטות ממשלה הנוגעות לענין, לגבי הצעדים הדרושים להגנה על מערכות ממוחשבות ובסיסי המידע של נותן השירות החיוני המשמשים למתן שירותים, לתפעול ולשליטה על המערכות הממוחשבות.";

(ה) בסעיף קטן (ד) -

(1) במקום הרישה יבוא "הוצא צו כאמור בסעיף קטן (א) -";

(2) בפסקה (1) -

(א) במקום "השר" יבוא "ראש הממשלה והשר", במקום "שנקבע כאמור" יבוא "שנקבע לפי סעיף קטן ג)(1) או (2)", אחרי "יהא עליו למכרם" יבוא "בהתאם להוראות לפי חוק זה;" ואחרי "או אמצעי השליטה" יבוא "או ההשפעה הניכרת";

דברי הסבר

בעל השליטה - לא יחדל בעקבות ההעברה מלהיות בעל השליטה, אלא אם כן לא ידע על כך ולא היה עליו לדעת.

לסעיף 4ד(ג) המוצע

מוצע להסמיך את ראש הממשלה ושר התקשורת, לקבוע הגבלות, תנאים והוראות נוספות בצו בנוגע להחזקת השפעה ניכרת והגנה על מערכות ממוחשבות ובסיסי המידע של החברה. כן מוצע להבהיר כי ראש הממשלה ושר התקשורת רשאים לקבוע כי המעביר שליטה, אמצעי שליטה או השפעה ניכרת, לא יעבירן בלא שהציג לו הנעבר אישור, ככל שהוא נדרש.

לסעיף 4ד(ד) המוצע

מוצע להסמיך את ראש הממשלה ושר התקשורת לקבוע בצו הוראות ותנאים נוספים לצורך אכיפת המגבלות שהוטלו בצו, וכן לתקן ולקבוע כי מי שמחזיק אמצעי שליטה, השפעה ניכרת או שליטה בניגוד להוראות סעיף 4ד לחוק התקשורת והצווים מכוחו, לא יוכל לקבל דיבידנד מכוח החזקותיו האמורות. כן מוצע להבהיר כי ראש הממשלה ושר התקשורת רשאים לקבוע הוראות לענין האופן והמועד של מכירת שליטה ואמצעי שליטה שהוחזקו בניגוד לאמור בסעיף 4ד לחוק התקשורת ובצווים מכוחו ובכלל זה, להורות על מינוי כונס נכסים למכירתן.

(ב) בסיפה, במקום "אלא לקבל דיבידנד בלבד" יבוא "או זכות לקבל דיבידנד";

(ג) בסופה יבוא "בלי לגרוע מהאמור, רשאים ראש הממשלה והשר לקבוע בצו הוראות בדבר האופן והמועד למכירתם, לרבות הוראות לענין מינוי כונס נכסים למכירתם של השליטה או אמצעי השליטה;";

(3) בפסקה (2), במקום "רשאי הוא" יבוא "רשאים הם", במקום "על פעולותיו, והכל אם לדעתו" יבוא "על פעולותיו והתקשרויותיו, והכל אם לדעתם", אחרי "אכיפתן של" יבוא "מגבלות השליטה" ואחרי "או להחזיק" יבוא "בהשפעה ניכרת או";

(4) בפסקה (3), במקום "רשאי הוא" יבוא "רשאים הם", אחרי "אמצעי שליטה" יבוא "השפעה ניכרת", במקום "באישור השר מראש, אשר רשאי" יבוא "באישור ראש הממשלה והשר מראש, אשר רשאים" ואחרי "שיופרו" יבוא "מגבלות השליטה";

(5) אחרי פסקה (3) יבוא:

"(3א) ראש הממשלה והשר רשאים לקבוע בצו לפי סעיף זה, כי המחזיק שני אחוזים וחצי או יותר מסוג כלשהו של אמצעי שליטה, בנותן שירות חיוני שלמעלה משלושה רבעים מהון המניות המונפק שלו מוחזקים בידי הציבור ומניותיו נסחרות בבורסה, ידווח לנותן השירות החיוני, לשר ולראש הממשלה, על החזקותיו כאמור, על השולטים בו ועל מי שמחזיק למעלה מ-10% מסוג כלשהו של אמצעי שליטה בו וכן על חברי הדירקטוריון של מי שמחזיק אמצעי שליטה כאמור; ראש הממשלה והשר רשאים, לשם הבטחת הדיווח לפי פסקה זו, לקבוע מגבלות לענין השימוש באמצעי השליטה ובזכויות הצמודות להן, לרבות לענין זכות ההצבעה באסיפה הכללית או הזכות לקבל דיבידנד.";

(ו) במקום סעיף קטן (ה) יבוא:

"(ה) הוראות סעיף זה, לרבות הוראות צו מכוחו יהיה חלק מהרישיון.";

(ז) בסעיף קטן (ו), אחרי ההגדרה "החזקה" יבוא:

""השפעה ניכרת"- היכולת להשפיע על פעילותו של נותן שירות חיוני השפעה של ממש, שאינה בגדר שליטה, ושאינה נובעת בשל עצם ההחזקה באמצעי שליטה, לרבות יכולת כאמור הנובעת מזכות המוקנית לאדם בתקנון נותן השירות החיוני או בהסכם בכתב או בעל פה עם בעל השליטה למעט אם הזכות האמורה הוקנתה לתאגיד בנקאי ישראלי; לענין זה, "תאגיד בנקאי ישראלי" - תאגיד בנקאי כמשמעותו בחוק הבנקאות (רישוי), התשמ"א-1981[41], שקיבל רישיון לפי פסקה (1) של סעיף 4(א) לחוק האמור; ואולם בלי לגרוע מכלליות האמור -

[41] ס"ח התשס"ב, עמ' 428.

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(1) יראו אדם כבעל השפעה ניכרת אם הוא בעל הזכות למנות נושא משרה בנותן השירות החיוני;
(2) חזקה על אדם שהוא בעל השפעה ניכרת בנותן השירות החיוני אם הוא מחזיק עשרים וחמישה אחוזים או יותר מאמצעי שליטה כלשהו בנותן השירות החיוני;";

(4) בסעיף 4ה -

(ח) בסעיף קטן (א), במקום "סבור השר" יבוא "סבורים ראש הממשלה והשר", במקום "ונוכח השר" יבוא "ונוכחו ראש הממשלה והשר", במקום "רשאי הוא" יבוא "רשאים הם" ובמקום "שיורה" יבוא "שיורו";
(ט) בסעיף קטן (ב), במקום "רשאי השר" יבוא "רשאים ראש הממשלה והשר" ובמקום "ורשאי הוא" יבוא "ורשאים הם";
(י) בסעיף קטן (ג), במקום "השר" יבוא "ראש הממשלה והשר";
(יא) בסעיף קטן (ד), במקום "ונוכח השר" יבוא "ונוכחו ראש הממשלה והשר", במקום "רשאי השר" יבוא "רשאים ראש הממשלה והשר", במקום "ואם נוכח" יבוא "ואם נוכחו" ובמקום "רשאי הוא" יבוא "רשאים הם";
(יב) בסעיף קטן (ה), במקום "שיקבע השר" יבוא "שיקבעו ראש הממשלה והשר", במקום "השר רשאי" יבוא "ראש הממשלה והשר רשאים" ובמקום "רשאי הוא" יבוא "רשאים הם";

(5) אחרי סעיף 4ה יבוא:

"מינוי משקיף 4ה1. (א) בצו לפי סעיף 4ד, שניתן לגבי נותן שירות חיוני שהוא חברה ממשלתית או חברת בת ממשלתית כהגדרתן בחוק החברות הממשלתיות, התשל"ה-1975[42] (להלן - חוק החברות הממשלתיות), רשאים ראש הממשלה והשר לקבוע כי ימונה משקיף בישיבות דירקטוריון בנותן השירות החיוני ובועדותיו (בסעיף זה - המשקיף).
(ב) המשקיף יהיה עובד מדינה בעל כשירות כשל דירקטור לפי פרק ג' לחוק החברות הממשלתיות.

(ג) הזמנה לישיבות הדירקטוריון תימסר גם למשקיף והוא רשאי להשתתף בכל ישיבה של הדירקטוריון וועדותיו.

דברי הסבר

לפסקה (4)

מוצע לתקן את סעיף 4ה לחוק התקשורת ולהסמיך את ראש הממשלה ושר התקשורת להוציא צווים לפיו.

לפסקה (5)

סעיף 4ה1 המוצע

מוצע להסמיך את ראש הממשלה ושר התקשורת לקבוע בצו לפי סעיף 4ד לחוק התקשורת, לגבי נותן שירות חיוני שהוא חברה ממשלתית או חברת בת ממשלתית, כהגדרתן בחוק החברות הממשלתיות, או חברות בשליטתו של נותן השירות החיוני האמור, כי ימונה משקיף לישיבות הדירקטוריון של החברה וועדותיו. כשירותו וסמכויותיו של המשקיף נקבעו בסעיף המוצע. נוסף על כך מוצע כי בעקבות הודעת המשקיף כי נותן השירות החיוני עומד לקבל החלטה בניגוד להוראה מהוראות הצו, בניגוד להוראות לפי סעיף 13 לחוק התקשורת או בניגוד להוראות סעיף 11 לחוק שירות הביטחון הכללי, התשס"ב-2002, יהיו רשאים ראש הממשלה והשר להודיע, בתוך עשרה ימים, כי נותן השירות החיוני עומד להפר את ההוראות האמורות, ונותן השירות החיוני לא יהיה רשאי לקבל החלטה כאמור, ואם תתקבל, לא יהיה לה תוקף. עוד מוצע כי סעיף זה יחול אף אם נותן השירות החיוני חדל להיות חברה ממשלתית או חברה בת ממשלתית.

[42] ק"ת התשנ"ד, עמ' 885; התשס"ג, עמ' 199.

(ד) זכותו של המשקיף לקבלת מידע מנותן השירות החיוני, תהא כשל דירקטור.

(ה) ראה המשקיף כי נותן השירות החיוני עומד לקבל החלטה בניגוד להוראה מהוראות הצו, בניגוד להוראות לפי סעיף 13, או בניגוד להוראות סעיף 11 לחוק שירות הביטחון הכללי, התשס"ב-2002[43] (להלן - חוק שירות הביטחון הכללי), יודיע על כך, בלא דיחוי, לנותן השירות החיוני, לשר ולראש הממשלה.

(ו) הודיע המשקיף כאמור בסעיף קטן (ה), לא יהא נותן השירות החיוני רשאי לקבל את ההחלטה במשך 10 ימים מיום הודעת המשקיף, ואם התקבלה, לא יהיה לה תוקף.

(ז) הודיעו ראש הממשלה והשר בתוך עשרת הימים האמורים בסעיף קטן (ו), כי יש בהחלטה כאמור בסעיף קטן (ה), כדי להפר את הוראות הצו, את ההוראות לפי סעיף 13 לחוק או את הוראות סעיף 11 לחוק שירות הביטחון הכללי, לא יהא נותן השירות החיוני רשאי לקבל את ההחלטה ואם התקבלה, לא יהיה לה תוקף.

(ח) הוראות סעיף זה יחולו אף אם נותן השירות החיוני חדל להיות חברה ממשלתית או חברת בת ממשלתית כהגדרתן בחוק החברות הממשלתיות וכן לגבי חברות בשליטתו של נותן השירות החיוני האמור.

חשיפת מידע סודי

4ה2. (א) הוצא צו לפי סעיף 4ד, רשאים ראש הממשלה והשר לקבוע בצו כי על אף האמור בכל דין ובכפוף להוראות סעיפים 19(א)(2) ו-36ג(ב) לחוק ניירות ערך, ככל שהן חלות על נותן השירות החיוני ועל מגבלות, תנאים או הוראות שהוטלו עליו:

(1) לא יימסר או ייחשף מסמך או מידע כפי שיקבעו ראש

הממשלה והשר בצו, לידיעת נושאי משרה או בעלי מניות מסוימים בנותן השירות החיוני או במי שיש לו השפעה ניכרת בנותן השירות החיוני, הכל כפי שיקבעו;
(2) תוגבל, בדרך שקבעו ראש הממשלה והשר, מסירה או חשיפה של מסמך או מידע, כפי שיקבעו, או תימנע העברתו למי שלא הורשה בכתב בידי ראש הממשלה והשר או בידי מי שמינו.

(ב) קבעו ראש הממשלה והשר מגבלות לפי סעיף קטן (א) על מסירת מידע לבעלי מניות או לנושאי משרה, יהיו בעלי המניות או נושאי המשרה האמורים, על אף האמור בכל דין, פטורים במקרה

דברי הסבר

סעיף 4ה2 המוצע
מוצע להבהיר כי לראש הממשלה ולשר התקשורת סמכות להטיל הגבלות על חשיפת או מסירת מסמך או מידע מסווגים, בין השאר לנושאי משרה ולבעלי מניות מסוימים בנותן השירות החיוני, או בבעל השפעה ניכרת בו, תוך מתן פטור מאחריות לבעלי מניות או נושאי המשרה האמורים במקרה של הפרה שנגרמה אך ורק בשל מניעת קבלת או מניעת מסירת המידע.

(43) ק״ת התשנ״ד, עמ׳ 883; התשנ״ה, עמ׳ 383; התשס״א, עמ׳ 59.

של הפרה, מאחריות המוטלת עליהם לפי כל דין, אם הפרה זו נגרמה אך ורק בשל אי קבלת המידע, שנמנע מהם כאמור, ולא יראו באי מסירת המידע כאמור הפרת חובה לפי כל דין, והכל בכפוף להוראות סעיפים 19(א)(2) ו־36ג(ב) לחוק ניירות ערך, ככל שהן חלות על נותן השירות החיוני.

הוראות אכיפה ותוקפן של פעולות

4ה3. (א) בלי לגרוע מהוראות כל דין, המפר צו או הוראה שהוצאו לפי סעיפים 4ד עד 4ה2, יחויב בפיצוי או בשיפוי בשל כל נזק או הוצאה שנגרמו למדינה או לנותן השירות החיוני או לצד שלישי כלשהו עקב כך.
(ב) לא יהיה תוקף לפעולה, שנעשתה על ידי נותן השירות החיוני בניגוד להוראות סעיפים 4ד עד 4ה2, או בניגוד לצו או להוראה מכוחם; אין בהוראה זו כדי לפגוע בזכויות שרכש צד שלישי, אם לא ידע או לא יכול היה לדעת, שהפעולה נעשתה בניגוד להוראות הסעיפים האמורים או בניגוד לצו או להוראה מכוחם.
(ג) אין בקיומו של הליך פלילי לפי חוק זה כדי לגרוע מכל זכות או סמכות לנקוט הליכים אחרים לפי חוק זה או הצווים מכוחו.
(ד) בית המשפט המחוזי רשאי, לבקשת המדינה, לצוות על מי שהפר הוראות, תנאים או הגבלות שנקבעו לפי סעיפים 4ד עד 4ה2, או בצווים שהוצאו מכוחם, לחדול מכך, או לקיימם, לפי הענין.

הוראות צו לפי חוק אחר

4ה4. הוצא צו לפי סעיפים 4ד עד 4ה2, לא יוצא צו לפי חוק אחר, לרבות לפי פרק ח׳2 לחוק החברות הממשלתיות, בשל אותן עילות או עילות דומות.״;

(6) בסעיף 4ו(ג) -

(א) בפסקת משנה (1)(ב), במקום "בלבד" יבוא "או שניים";
(ב) בסיפה, המילה "כללי" - תימחק;

דברי הסבר

סעיף 4ה3 המוצע

מוצע לחייב את המפר צו או הוראות לפי סעיפים 4ד עד 4ה2 המוצעים לחוק התקשורת, בפיצוי או בשיפוי בשל הוצאות ונזקים שנגרמו למדינה או לנותן השירות החיוני או לצד שלישי עקב ההפרה. עוד מוצע לקבוע כי פעולה שנעשתה על ידי נותן השירות החיוני בניגוד להוראות הסעיפים האמורים או הצווים מכוחם, תהא חסרת תוקף, בלי לפגוע בזכויות שרכש צד שלישי, אם לא ידע או לא יכול היה לדעת, שהפעולה נעשתה תוך הפרת הוראות הסעיפים האמורים או צו או הוראה מכוחו. נוסף על כך מוצע להבהיר כי אין בקיומו של הליך פלילי כדי לגרוע מכל זכות או סמכות לנקוט הליכים אחרים לפי חוק התקשורת או הצווים מכוחם וכן מוצע כי בית המשפט המחוזי יהיה רשאי, לבקשת המדינה, לצוות על מי שהפר הוראות, תנאים או הגבלות לפי הסעיפים האמורים, לחדול מכך, או לקיימן.

סעיף 4ה4 המוצע

מוצע לקבוע כי אם הוצא צו לפי סעיפים 4ד עד 4ה2 המוצעים לחוק התקשורת, לא יוצא צו לפי חוק אחר בשל אותן עילות או עילות דומות.

לפסקה (7)

מוצע לקבוע כי ביצוע פעולות לפי סעיף 13 לחוק התקשורת ייעשה בהוראת ראש הממשלה בהתייעצות עם שר התקשורת, לפי בקשת אחת מרשויות הביטחון כמפורט בסעיף המוצע.

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(7) בסעיף 13 -

(א) בסעיף קטן (ב) ברישה, במקום "השר, לפי בקשת ראש הממשלה, שר הביטחון או השר לביטחון פנים", יבוא "ראש הממשלה, בהתייעצות עם השר, לפי בקשת שירות הביטחון הכללי, המוסד למודיעין ותפקידים מיוחדים, שר הביטחון או השר לביטחון פנים";
(ב) בסעיף קטן (ד), במקום "השר" יבוא "ראש הממשלה";

(8) בסעיף 15א(א), במקום "בהתייעצות" יבוא "בהסכמת";
(9) אחרי סעיף 28א יבוא:

"הפרת צו או הוראות

28ב. (א) המעביר לאחר שליטה בנותן שירות חיוני, או הרוכש או המחזיק בשליטה כאמור, בלא אישור ובניגוד להוראות סעיף 4ד(א1), דינו - מאסר שלוש שנים או קנס פי עשרה מהקנס האמור בסעיף 61(א)(4) לחוק העונשין, התשל"ז-1977 (להלן - חוק העונשין), וקנס נוסף פי עשרה מהקנס האמור בסעיף 61(ג) לחוק העונשין, לכל יום נוסף שבו נמשכת העבירה.

(ב) העושה אחת מאלה, דינו - מאסר שלוש שנים או קנס פי ארבעה מהקנס האמור בסעיף 61(א)(4) לחוק העונשין:

(1) מוסר פרטים לא נכונים בבקשה שהגיש לקבלת אישור הנדרש לפי סעיף 4ד והצווים מכוחו;
(2) מפר הגבלה, תנאי או הוראה שנקבעו בצו לפי סעיף 4ה לענין המשך מתן שירות חיוני;
(3) מפר הוראות צו לענין אי גילוי מידע לפי סעיף 4ה2.

(ג) המפר מגבלה, תנאי או הוראה, שנקבעו בצו באחד מאלה, דינו- מאסר שישה חודשים או קנס כאמור בסעיף 61(א)(4) לחוק העונשין; היתה העבירה עבירה נמשכת, דינו גם קנס נוסף פי עשרה מהקנס האמור בסעיף 61(ג) לחוק העונשין לכל יום שבו נמשכת העבירה:

(1) מחזיק השפעה ניכרת או אמצעי שליטה, בנותן שירות חיוני, בלא אישור, בניגוד לקביעה לפי סעיף 4ד(ג)(1);
(2) מחזיק בשליטה או באמצעי שליטה בנותן שירות חיוני, בניגוד לקביעה לפי סעיף 4ד(ג)(2);

דברי הסבר

לפסקה (8)
על פי סעיף 15א לחוק התקשורת, שר התקשורת, בהתייעצות עם שר האוצר, רשאי לאשר לבקשת בעל רישיון סל תשלומים חלופי למקבץ של שירותי בזק. מוצע כי אישור סל תשלומים חלופי יהיה בהסכמת שר האוצר במקום בהתייעצות עמו.
לפסקה (9)
סעיף 28ב המוצע
מוצע לקבוע סעיפים עונשיים לענין הפרת מגבלה, תנאי או הוראה שנקבעו בצו, או לפי סעיפים 4ד עד 4ה2 לחוק התקשורת.

---

(3) מנהל את נותן השירות החיוני או מקיים את מרכז עסקיו, בניגוד לקביעה לפי סעיף 4ד(ג)(3);
(4) אינו מוסר מידע לראש הממשלה ולשר, בניגוד לקביעה לפי סעיף 4ד(ג)(4);
(5) מכהן כנושא משרה או כבעל תפקיד אחר בנותן שירות חיוני, או ממנה, או מעסיק נושא משרה או בעל תפקיד אחר בנותן שירות חיוני, בניגוד לקביעה לפי סעיף 4ד(ג)(5);
(6) מעביר או משעבד נכס מנכסי הרישיון של נותן השירות החיוני, בניגוד לקביעה לפי סעיף 4ד(ג)(6);
(7) מביא להליכי פירוק מרצון של התאגיד נותן השירות החיוני, לפשרה או להסדר לגביו, לשינוי או ארגון מחדש של מבנה התאגיד, למיזוגו או לפיצולו, בלא אישור, בניגוד לקביעה לפי סעיף 4ד(ג)(7);
(8) אינו מקיים הוראות לפי סעיף 4ד(ג)(9);
(9) אינו מקיים תנאי, הגבלה או הוראה לפי סעיף 4ד(ד)(2), (3) או (3א);
(10) אינו מקיים הוראות שניתנו מכוח קביעה לפי סעיף 4ה1
.

(ד) המעביר לאחר שליטה, השפעה ניכרת או אמצעי שליטה בנותן שירות חיוני בלי שהוצג לו אישור על ידי הנעבר, בניגוד לקביעה לפי סעיף 4ד(ג)(8), דינו - קנס כאמור בסעיף 61(א)(4) לחוק העונשין.

הפרת הוראות לפי סעיף 13

28ג. המפר הוראות שניתנו בכתב לפי סעיף 13, דינו - מאסר שישה חודשים או קנס כאמור בסעיף 61(א)(4) לחוק העונשין; היתה העבירה עבירה נמשכת, דינו - גם קנס נוסף פי עשרה מהקנס האמור בסעיף 61(ג) לחוק העונשין, לכל יום שבו נמשכת העבירה.

אחריות נושאי משרה

28ד. (א) נושא משרה בנותן שירות חיוני חייב לפקח ולעשות כל שניתן למניעת עבירות לפי סעיפים 28ב ו-28ג על ידי נותן השירות החיוני או על ידי עובד מעובדיו; המפר חובתו לפי סעיף זה, דינו - קנס פי חמישה מהקנס האמור בסעיף 61(א)(4) לחוק העונשין; לענין סעיף זה, "נושא משרה בנותן שירות חיוני" - דירקטור, מנהל פעיל בנותן השירות החיוני, שותף, למעט שותף

דברי הסבר

סעיף 28ג המוצע
מוצע לקבוע סעיף עונשי לענין הפרת הוראות שניתנו בכתב לפי סעיף 13 לחוק התקשורת.
סעיף 28ד המוצע
מוצע לקבוע כי על נושאי משרה בחברה לפקח ולעשות כל שניתן למניעת העבירות לפי סעיפים 28ב ו-28ג המוצעים על ידי החברה או מי מעובדיה, וכן לקבוע בצד הפרת חובה זו סעיף עונשי.

מוגבל או בעל תפקיד אחר בנותן השירות החיוני האחראי מטעמו על התחום שבו נעברה העבירה.
(ב) נעברה עבירה לפי סעיפים 28ב או 28ג על ידי נותן השירות החיוני או על ידי עובד מעובדיו, חזקה היא כי נושא משרה בנותן השירות החיוני הפר את חובתו לפי סעיף קטן (א), אלא אם כן הוכיח שעשה את כל שניתן כדי למלא את חובתו.״

חוק התקשורת (בזק ושידורים) - תחולה

50.הוראת סעיף 1(3)(ה)(2)(ב) לחוק זה, תחול לגבי העברה או רכישה של שליטה, השפעה ניכרת, או אמצעי השליטה בנותן השירות החיוני, שנעשתה לאחר תחילתו של חוק זה.

תיקון חוק התקנים

51.בחוק התקנים, התשי״ג-1953[44], בסעיף 7, אחרי סעיף קטן (ב) יבוא:

״(ג) על אף הוראות סעיפים קטנים (א) ו-(ב), לא ייקבע כל תקן בנושא הנוגע לחוק האזנת סתר, התשל״ט-1979, סעיף 13(ב)(2) לחוק התקשורת (בזק ושידורים), התשמ״ב-1982 (להלן - חוק התקשורת), או לסעיף 11 לחוק שירות הביטחון הכללי, התשס״ב-2002, בלא קבלת הסכמת כוחות הביטחון כהגדרתם בסעיף 13 לחוק התקשורת.״

תיקון חוק הרשות השניה לטלוויזיה ורדיו

52.בחוק הרשות השניה לטלוויזיה ורדיו, התש״ן-1990[45] -

(1) בסעיף 1 -

(א) אחרי ההגדרה ״השר״ יבוא:

״״זיכיון לשידורי רדיו״ - זיכיון כללי או מיוחד לשידורי רדיו;

״זיכיון כללי לשידורי רדיו״ - זיכיון שניתן לפי חוק זה לקיום שידורי רדיו בשיטה האנלוגית, ולהקמה, קיום והפעלה של תחנת שידור לשידורי רדיו כאמור;

״זיכיון מיוחד לשידורי רדיו״ - זיכיון שניתן לפי חוק זה לקיום שידורי רדיו באמצעות תחנת שידור;

״זיכיון זיכיון שניתן לפי חוק זה להקמה, קיום והפעלה של תחנת שידור, לצורך הפצת שידורי רדיו של

להפעלת תחנת שידור" - בעל זיכיון אחר;"

דברי הסבר

סעיף 50
מוצע כי התיקון המוצע לסעיף 4ד(ד)(1) לחוק התקשורת, לענין אי קבלת דיבידנד כתוצאה מהחזקת שליטה, אמצעי שליטה או השפעה ניכרת שלא כדין, יחול רק לגבי העברה או רכישה של שליטה, אמצעי שליטה או השפעה ניכרת לאחר תחילתו של חוק זה.

סעיף 51
מוצע לתקן את חוק התקנים, התשי"ג-1953, כך שיובהר כי לא ייקבע כל תקן בנושאים הנוגעים לחוק האזנת סתר, התשל"ט-1979, לסעיף 13(ב)(2) לחוק התקשורת או לסעיף 11 לחוק הביטחון הכללי, התשס"ב-2002, בלא קבלת הסכמת כוחות הביטחון כהגדרתם בחוק התקשורת.

סעיף 52
תחום הרדיו בישראל נשלט על ידי השידור הציבורי, כאשר עיקר ההוצאה לפרסום ברדיו מופנה לפרסום ברשתות הרדיו של קול ישראל. תחנות הרדיו האזוריות, אשר היו אמורות להוות תחרות לרדיו הציבורי לא הצליחו עדיין לבוא לידי ביטוי משמעותי בתחום הפרסום ברדיו, בעיקר עקב העדר שידור ארצי. כמו כן, מבנה ההוצאות של הרדיו האזורי וההשקעות הניכרות שנדרשו ממנו עם הקמתו, הביא לכך שמרבית תחנות הרדיו האזוריות לא ראו ברכה רבה בעמלן.

(44) ק"ת התש"ס, עמ' 783; התשס"ג, עמ' 563, ועמ' 200.
(45) ס"ח התשי"ט, עמ' 169; התשס"ב, עמ' 417.

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(2) בסעיף 72 -

(א) במקום כותרת השוליים יבוא "זיכיונות לשידורי רדיו";
(ב) במקום סעיף קטן (א) יבוא:

"(א) המועצה תעניק זיכיונות כלליים וזיכיונות מיוחדים לשידורי רדיו, בכיסוי ארצי או אזורי, כפי שייקבע על ידה בכללים; כללים בדבר שידורי רדיו בשיטה הספרתית טעונים אישור השר; במתן הזיכיונות ובקביעת הכללים כאמור תפעל המועצה במגמה לקיים תחרות בין שידורי הרדיו השונים, ובהתחשב, בין השאר, באפשרות להקצות תדרים, בתנאי התפשטות הגלים, בשיקולים כלכליים, במגוון סוגי השידורים ובאופיים:";

(ג) סעיף קטן (ג) - בטל;
(ד) בסעיף קטן (ד), במקום הרישה המסתיימת במילים "בשפה העברית" יבוא "במתן הזיכיונות כאמור בסעיף זה, תפעל המועצה במגמה לקיים תחנות רדיו שמטרתן לקדם את היצירה הישראלית ואת השירים בשפה העברית.";

(3) במקום סעיף 72א יבוא:

"שידורי רדיו ספרתיים

72א. (א) המועצה תעניק זיכיונות מיוחדים לשידורי רדיו בשיטה הספרתית, בכיסוי ארצי בלבד, וזיכיונות להפעלת תחנת שידור בשיטה הספרתית, בכיסוי ארצי בלבד.
(ב) שידורי בעל זיכיון לשידורי רדיו בשיטה הספרתית יופצו באמצעות בעל זיכיון להפעלת תחנת שידור או באמצעות תחנת שידור שתקים הרשות לפי סעיף 72ד.

העברת תחנת שידור של בעל זיכיון

72ב. בתום תקופת זיכיון להפעלת תחנת שידור או אם בוטל זיכיון כאמור, יעברו לידי המדינה מלוא הזכויות של בעל הזיכיון בתחנת השידור ששימשה להפצת השידורים על ידו, לרבות

דברי הסבר

כדי להביא לפיתוח התחרות בתחום הרדיו הארצי מוצע לתקן את חוק הרשות השניה לטלוויזיה ורדיו, התש"ן-1990 (להלן - חוק הרשות השניה) באופן שיאפשר הענקת זיכיונות מיוחדים לשידורי רדיו בשיטה ספרתית, בכיסוי ארצי בלבד. כמו כן, מוצע לאפשר לשני בעלי זיכיון אזורי להתמזג, וכן לאפשר לבעלי זיכיונות אזוריים להפיק ולשדר שידורים במשותף, ובלבד שזמן השידור המשותף לא יעלה על 25% מזמן השידור בכל יממה.

וזו לשונם של סעיפי חוק הרשות השניה, שמוצע לבטלם או להחליפם:

"הגבלות על זיכיונות נוספים

72א. לא יינתן זיכיון נוסף לשידורי רדיו -

(1) למי שכבר קיבל זיכיון לשידורי רדיו באותו אזור או לתאגיד שלוב שלו;

(2) לתאגיד שמי שמחזיק בשיעור כלשהו של אמצעי שליטה בו, מחזיק גם באמצעי שליטה בשיעור כלשהו בתאגיד בעל זיכיון לשידורי רדיו באותו אזור, והכל בין במישרין ובין בעקיפין;

(3) אם כתוצאה מנתינתו יחזיק תאגיד, או מי שמחזיק באמצעי שליטה בו בשיעור כלשהו של אמצעי שליטה בו, מחזיק גם באמצעי שליטה בשיעור כלשהו או תאגיד שלוב אחד או יותר של מי מהם, ביותר מחמישים ממספר הזיכיונות שהוענקו או שהתפרסם מכרז לגביהם באותה עת, או באמצעי שליטה בתאגיד אחד או יותר המחזיק במספר זיכיונות כאמור, והכל בין במישרין ובין בעקיפין;

(4) אם כתוצאה מנתינתו יחזיק תאגיד, או מי שמחזיק באמצעי שליטה בו בשיעור העולה על עשרים וארבעה אחוזים או תאגיד שילוב אחד או יותר של מי מהם, במישרין או בעקיפין, בזיכיון נוסף על זיכיון שמי מהם כבר זכה בו, לאזור שתחומו כולל את אחת הערים, ירושלים, תל-אביב או חיפה."

זכויותיו במקרקעין ובכל הציוד, המיתקנים, הרשימות, השרטוטים והמידע הנדרשים להפעלת תחנת השידור, וכן בכל אחד ממרכיביה, בלא תמורה, או בתמורה שתיקבע מראש בתנאי המכרז, בהסכמת שר האוצר.

הקצאת זכויות שידור לגוף המשדר לפי כל דין

72ג. (א) על אף האמור בחוק זה, השר רשאי, לאחר התייעצות עם המועצה, להורות לרשות כי בעל זיכיון להפעלת תחנת שידור, יפיץ, תמורת תשלום שיקבע השר, עד שני ערוצי שידור המופקים על ידי גופים המשדרים שידורי רדיו לפי חוק אחר; תוכן שידורי גוף המשדר לפי חוק אחר כאמור לא יהיה כפוף לפיקוח לפי חוק זה.

(ב) גוף המשדר לפי חוק אחר אשר שידוריו מופצים באמצעות בעל זיכיון להפעלת תחנת שידור כאמור בסעיף קטן (א), לענין השידורים כאמור יחולו עליו כל ההוראות והחובות החלות על בעל זיכיון מיוחד אחר ששידוריו מופצים באמצעות אותה תחנת שידור, לרבות תשלומים שיחולו על בעל זיכיון כאמור, הכל כפי שיקבע השר.

הקמת תחנת שידור על ידי הרשות והפעלתה

72ד. על אף האמור בסעיף 72א, רשאי השר, באישור הממשלה, להורות כי הרשות תתכנן, תקים ותפעיל בעצמה או באמצעות אחרים, תחנת שידור להפצת שידורי רדיו בשיטה הספרתית.

הגבלות על בעלי זיכיונות נוספים

72ה. (א) לא יינתן זיכיון נוסף לשידורי רדיו בשיטה הספרתית, למי שמשדר שידורי רדיו מכוח זיכיון לשידורי רדיו בשיטה הספרתית, או למי שבעל זיכיון כאמור הוא בעל ענין בו, או למי שהוא בעל ענין בבעל זיכיון כאמור, או למי שבעל ענין בו הוא גם בעל ענין בבעל זיכיון כאמור.

(ב) לא יינתן זיכיון נוסף לשידורי רדיו בשיטה האנלוגית, למי שמשדר שידורי רדיו מכוח זיכיון לשידורי רדיו בשיטה האנלוגית באותו אזור או בחלק ממנו, או למי שבעל זיכיון כאמור הוא בעל ענין בו, או למי שהוא בעל ענין בבעל זיכיון כאמור, או למי שבעל ענין בו הוא גם בעל ענין בבעל זיכיון כאמור.

שידורים משותפים

172ו. בלי לגרוע מהוראות חוק ההגבלים העסקיים, התשמ"ח-1988, בעלי זיכיון לשידורי רדיו שאינם משדרים באותו אזור או בחלק ממנו, רשאים להפיק ולשדר שידורים במשותף, ובלבד שזמן השידור המשותף ביממה לא יעלה על 25% מזמן השידור באותה יממה; המועצה רשאית לקבוע כללים לענין השידורים המשותפים לרבות לענין זמן השידורים לפי סעיף זה.

איחוד זיכיונות לשידורי רדיו

172ז. בלי לגרוע מהוראות חוק ההגבלים העסקיים, התשמ"ח-1988, בעלי זיכיון אזורי לשידורי רדיו שאינם משדרים באותו אזור או בחלק מאותו אזור, רשאים באישור המועצה להתאגד לתאגיד אחד, שיבוא במקומם ויהיה בעל זיכיון בכל אזורי השידור שקיבל כל אחד מבעלי הזיכיון שהתאחדו, ובלבד שלא יתאגדו לתאגיד אחד בעלי זיכיונות אזוריים ביותר משני אזורים; לענין זה, "אזור" - כפי שהיה לפני יום כ"ח באדר ב' התשס"ג (1 באפריל 2003).";

---

(4) במקום סעיף 73 יבוא:

"מימון המיתקנים והשידורים

73. בעל זיכיון לפי פרק זה, יקים או ירכוש, יקיים ויפעיל את המיתקנים הנדרשים לצורך מילוי הוראות הזיכיון, בעצמו או באמצעות אחרים, על חשבונו, הכל כפי שתורה לו המועצה ובהתאם להוראות הזיכיון.";

(5) בסעיף 75, אחרי "זיכיון" יבוא "אזורי";

(6) במקום סעיף 76 יבוא:

"שידורי חדשות

76. (א) בעל זיכיון לשידורי רדיו -

(1) יעביר שידורי חדשות המשודרים לציבור בישראל לפי כל חוק, והניתנים לקליטה מהאוויר, כפי שתורה לו המועצה;

(2) רשאי להפיק ולשדר שידורי חדשות ותכניות בענייני היום, בהתאם לכללים שתקבע המועצה; המועצה רשאית להתנות שידורים כאמור בהקמת תאגיד נפרד בשליטתו, לשם הפקתם בהתאם לכללים שתקבע.

(ב) בעל זיכיון לשידורי רדיו אזורי רשאי לשדר שידורי חדשות ותכניות בענייני היום, בנושאים הקשורים לאזור ולתושביו, ובלבד שאלה יהיו מהפקה עצמית כמשמעותה בסעיף 58, בשינויים המחויבים.";

(7) בסעיף 76א -

(א) בכותרת השוליים, במקום "שאינם אזוריים" יבוא "משותפים";

(ב) סעיף קטן (א) - בטל;

(ג) בסעיף קטן (ב)(1), המילים "שאינם קשורים לאזורי זיכיונותיהם ולתושביהם בלבד" - יימחקו;

(ד) במקום סעיף קטן (ד) יבוא:

"(ד) המועצה רשאית לקבוע כללים לביצוע סעיף זה, לרבות כללים בדבר שידור תשדירי פרסומת, איסור שידור של תשדירי פרסומת, דרכי מימון השידורים, ולגבי בעל זיכיון אזורי - גם מתן ביטוי נאות לנושאים הקשורים לאזור ולתושביו.

דברי הסבר

"מימון התחנות
73. בעל זיכיון לשידורי רדיו יקים, יקיים ויפעיל את תחנת השידור ואת האולפן על חשבונו."
"שידורי חדשות באזור
76. בעל זיכיון לשידורי רדיו -

(1) יעביר שידורי חדשות המשודרים לציבור בישראל לפי כל חוק, והניתנים לקליטה מהאוויר, כפי שתורה לו המועצה;

(2) רשאי לשדר חדשות ותכניות בעניני היום, בנושאים הקשורים לאזור ולתושביו ובלבד שאלה יהיו מהפקה עצמית כמשמעותה בסעיף 58, בשינויים המחויבים."

תיקון חוק רשות השידור

53. בחוק רשות השידור, התשכ"ה-1965[46] -

(1) אחרי סעיף 28 יבוא:

"אגרה בעד החזקת מקלט טלוויזיה

28א. (א) המחזיק במקלט טלוויזיה ישלם לרשות אגרה שנתית בסכום של 515 שקלים חדשים (בחוק זה - אגרה).

(ב) סכום האגרה יפחת ב-1 בינואר בכל שנה (בסעיף זה - מועד השינוי), החל בשנת 2004, כמפורט להלן:

(1) בשנת 2004 - בשיעור של 10%;
(2) בכל אחת מהשנים 2005 ו-2006 - בשיעור שלא יעלה על 25% ולא יפחת מ-10%, כפי שיקבע השר, בהסכמת שר האוצר, 60 ימים לפחות לפני מועד השינוי; לא קבע השר בהסכמת שר האוצר שיעור כאמור - יפחת סכום האגרה בשיעור של 17%;
(3) בשנת 2007 ואילך - בשיעור של 5%.

(ג) נוסף על הוראות סעיף קטן (ב), בכל שנה יתעדכן סכום האגרה במועד השינוי, לפי שיעור השינוי במדד המחירים לצרכן שמפרסמת הלשכה המרכזית לסטטיסטיקה הידוע במועד השינוי, לעומת זה שהיה ידוע במועד השינוי הקודם."

(2) בסעיף 29(א), במקום הרישה יבוא "השר בהסכמת שר האוצר, רשאי לקבוע הוראות בדבר -".

תיקון פקודת התעבורה

54. בפקודת התעבורה [נוסח חדש][47], בסעיף 84, במקום סעיף קטן (ג) יבוא:

"(ג) (1) הסכום הנוסף יפחת, במועד העדכון בכל שנה החל בשנת 2003, במקדם התייעלות שנתי, ויעודכן לפי שיעור השינוי במדד המחירים לצרכן שמפרסמת הלשכה המרכזית לסטטיסטיקה שהיה ידוע ב-1 בינואר באותה שנה, לעומת זה

דברי הסבר

סעיף 53
בשנים האחרונות נקלע השידור הציבורי למצוקה הולכת וגוברת, אשר באה לידי ביטוי, בין השאר, בלוח שידורים לא אטרקטיבי, ברמת שידורים ותכנים קנויים נמוכה, בהיקף נמוך של הפקות מקומיות, ובירידה דרסטית בשיעורי הצפיה בשידורי הרשות. כמו כן, מצוקותיה של רשות השידור באות לידי ביטוי בניהול תקציבי לא מסודר ובמערכת יחסי עבודה עכורים, המונעים את תפקודה התקין של הרשות. בשל סיבות שונות ניסיונות קודמים לביצוע רפורמות ברשות השידור שנועדו להביא להתייעלותה - לא צלחו.
לעומת זאת, האגרה שגובה רשות השידור נותרה גבוהה כבעבר ועומדת על סכום של כ-640 ש"ח לשנה לבית אב.
לאור האמור, מוצע להפחית את אגרת רשות השידור על מקלטי טלוויזיה, כך שתהליך התייעלות משמעותי בתחום הטלוויזיה ייצא לפועל

במהלך שלוש השנים הקרובות. הפחתת האגרה כאמור מהווה התוויית כיוון לצעדי ההתייעלות המתחייבים בניהול הרשות, והיא מתבססת על יכולתה של הרשות להתייעל בנושאי כוח אדם ורכש בשנים הקרובות.

סעיף 54
הסכום הנוסף המשולם לרשות השידור לפי סעיף 84 לפקודת התעבורה (להלן - הסכום הנוסף) נועד לממן את שידורי הרדיו של הרשות, יחד עם מקורות נוספים. כיום, הכנסות הרשות בשנה בתחום הרדיו גבוהות בכ-115 מיליון שקלים חדשים מהוצאותיה בתחום זה. בהתחשב בעודף ההכנסות כאמור, יחד עם הצורך בהתייעלות כללית של הרשות בתחום הרדיו, מוצע לבצע הפחתה ניכרת בסכום הנוסף.

[46] ס״ח התשכ״ה, עמ׳ 106.
[47] דיני מדינת ישראל, נוסח חדש 7, עמ׳ 173.

שהיה ידוע ב-1 בינואר בשנה הקודמת, ויעוגל לשקל החדש הקרוב; לענין זה, "מועד העדכון", ו"מקדם ההתייעלות השנתי" כמפורט בפסקאות (2) ו-(3) בהתאמה;
(2) מועד העדכון יהיה במועדים האלה:

(א) בין השנים 2003 עד 2005 - ב-1 בספטמבר בכל שנה;
(ב) החל בשנת 2006 ואילך - ב-1 באפריל בכל שנה;

(3) מקדם ההתייעלות השנתי יהיה בשיעורים האלה:

(א) בשנת 2003 - 40%;
(ב) בשנת 2004 - 30%;
(ג) בשנת 2005 - 30%;
(ד) החל בשנת 2006 ואילך - 5%."

פרק ט׳: מס הכנסה

תיקון פקודת מס הכנסה

55.בפקודת מס הכנסה [48] (בפרק זה - הפקודה) -

(1) בסעיף 2 -

(א) אחרי פסקה (9) יבוא:

"הימורים הגרלות או פרסים (9א) הכנסה, השתכרות או רווח בשל השתתפות בהימורים, בהגרלות או בפעילות נושאת פרסים, למעט פרסים שנקבעו על ידי שר האוצר, באישור ועדת הכספים של הכנסת, שאינם הכנסה ממקור אחר על פי כל דין;"

(ב) בפסקה (10), במקום "בפסקאות (1) עד (9)" יבוא "בפסקאות (1) עד (9א)";

(2) בסעיף 4א(א), בסופו יבוא:

"(11) לגבי הכנסה, השתכרות או רווח בשל השתתפות בהימורים, בהגרלות או בפעילות נושאת פרסים, כאמור בסעיף 2(9א) - מקום מושבו של משלם ההכנסה, ההשתכרות או הרווח כאמור;";

(3) בסעיף 9 -

(א) בפסקה (5) -

(1) בפסקת משנה (א), ברישה, אחרי "שנקבעה לו" יבוא "לתקופה העולה על 365 ימים רצופים";
(2) אחרי פסקת משנה (ב) יבוא:

"(ג) לגבי נכה או עיוור, שנקבעה לו נכות בשיעורים כאמור בפסקת משנה (א), לגבי חלק משנת המס,
יחולו הוראות פסקה זו על חלק

דברי הסבר

כללי

בשל המיתון הכלכלי העמוק שבו מצויה ישראל, אשר הביא גם לפגיעה קשה ומתמשכת בהכנסות המדינה ממסים נדרש כינונה של תכנית חירום כלכלית, אשר תביא, בין השאר, להבטחת תשלום המסים על ידי כלל הנישומים.
לשם כך נדרשים צעדים להגברת יכולת אכיפת המסים והקלה על גבייתם, כמו גם החמרת הענישה על מי שלא משלם מסים כדין.
צעדים אלה יאפשרו להקדים את הרפורמה במס ולהפחית את שיעורי המס החלים על יחידים בשלב מוקדם יותר.
נוסח הסעיפים שמוצע להחליפם או לבטלם מובאים בנספח לדברי ההסבר.

סעיף 55

לפסקה (1)

זכיות מהגרלות, פרסים והימורים מגדילות את עושרו של הזוכה. עם זאת, הן אינן חייבות במס.
עם יישומה של הרפורמה במס והרחבת בסיס המס תוך הטלת מסים גם על ההון, אין סיבה להימנע ממיסוי זכיות מהגרלות ומפעילות נושאת פרסים (להלן - זכיות). מוצע להטיל מס על זכיות בשיעור של 25%.

לפסקה (2)

סעיף 4א לפקודת מס הכנסה (להלן - הפקודה), קובע את מקום הפקת ההכנסה. מוצע לקבוע כי מקום הפקת ההכנסה לגבי הכנסה מזכיות יהיה מקום מושבו של משלם ההכנסה.

לפסקה (3)

פסקת משנה (א)

סעיף 9(5) לפקודה קובע פטור ממס להכנסתו מיגיעה אישית של עיוור או של נכה בשיעור העולה על 90%, עד לתקרה של הכנסה בסך 501,600 שקלים חדשים. נכותו של הנישום נקבעת בידי ועדה רפואית מטעם המוסד לביטוח לאומי. הוועדה קובעת, בין השאר, גם נכויות זמניות, לפרקי זמן קצרים, כגון שלושה חודשים לנישום שלקה בלבו.

[48] דיני מדינת ישראל, נוסח חדש 6, עמ' 120; ס"ח התשס"ג, עמ' 126.

מהכנסתו בשנת המס, שיחסו לכלל הכנסתו בשנת המס הוא כיחס שבין מספר הימים בשנת המס שלגביהם נקבעה הנכות לבין 365 (בפסקת משנה זו - יחס תקופת הנכות), ויקראו את הסכומים הנקובים בפסקאות משנה (א) ו-(ב) כסכומים שיחסם לסכומים הנקובים כאמור הוא כיחס תקופת הנכות;";

(ב) אחרי פסקה (27) יבוא:

"הימורים הגרלות או פרסים	(28) הכנסה, השתכרות או רווח, כאמור בסעיף 2(9א), שערכם פחת מסכום שקבע שר האוצר, באישור ועדת הכספים של הכנסת, והכל בתנאים ובתיאומים שקבע;";

(4) במקום סעיף 11 יבוא:

"הטבות מס ביישובים	11. (א) בסעיף זה -
	"תושב" ביישוב מסוים - יחיד שמרכז חייו באותו ישוב;
	"חייל" - חייל המשרת על פי התחייבות לשירות קבע וכן שוטר, לרבות

שוטר הממלא את חובתו לפי חוק שירות ביטחון [נוסח משולב], התשמ"ו-1986[49], במשמר הגבול שבמשטרת ישראל, סוהר וכן עובד בשירות הביטחון הכללי או המוסד למודיעין ולתפקידים מיוחדים ובלבד שהם משרתים במערך הלוחם;

"משכורת מיוחדת" - משכורת הכוללת תוספת פעילות רמה א' אשר שולמה במשך תקופה של שלושה חודשים רצופים לפחות;

"תוספת פעילות רמה א'" - תוספת שכר המשולמת לחייל בשל פעילות במערך הלוחם בשטח פיתוח, המוגדרת על פי הדין החל לגבי החייל כתוספת רמה א' ושאישר הנציב לענין זה;

"שטח פיתוח" - כל אחד מאלה:

(1) אזור יהודה, שומרון וחבל עזה;
(2) כל מקום צפונה מקו הרוחב 270;
(3) כל מקום דרומה מקו הרוחב 070, לרבות אזור ים המלח;

דברי הסבר

מוצע לקבוע כי הזכאות תהיה רק למי שנכותו נקבעה לתקופה רצופה העולה על 12 חודשים וכי אם הנכות נקבעה לחלקה של שנת המס, יהיה הנכה זכאי לפטור יחסי.

פסקת משנה (ב)
מוצע להסמיך את שר האוצר לקבוע כי הכנסה מהימורים, הגרלות או פרסים שסכומה יפחת מסכום שיקבע תהיה פטורה ממס.
לפסקאות (4) ו-(5)
מוצע לבטל את הטבות המס הנקבעות לכלל תושבי היישובים במדינה ולקבוע כי הטבות המס יינתנו רק לתושבי יישובים בקו העימות ולתושבי יישובים המרוחקים מיישוב עירוני גדול הזקוקים להטבות המס יותר מתושבי יישובים אחרים.

[49] ס"ח התשמ"ו, עמ' 107; התשס"ג, עמ' 50.

(ב) (1) מי שהיה במשך כל שנת המס תושב ביישוב המפורט בתוספת הראשונה, זכאי באותה שנה לזיכוי ממס בשיעור של 13% מהכנסתו החייבת מיגיעה אישית עד לסכום של 197,040 שקלים חדשים.
(2) מי שהיה במשך כל שנת המס תושב קרית שמונה, זכאי באותה שנה לזיכוי ממס בשיעור של 25% מהכנסתו החייבת מיגיעה אישית עד לסכום של 197,040 שקלים חדשים.
(3) מי שהיה במשך כל שנת המס תושב ביישוב המפורט להלן, זכאי באותה שנה לזיכוי ממס, בשיעורים המפורטים להלן, מהכנסתו החייבת מיגיעה אישית עד לסכום של 131,280 שקלים חדשים:
(א) מצפה רמון - 25%;
(ב) דימונה וירוחם - 20%;
(ג) אופקים, ערוער, תל שבע, מועצה אזורית רמת הנגב - 16%;
(ד) נתיבות, עכו ושדרות - 13%.

(4) על אף הוראות פסקאות (1) עד (3), מי שבמהלך שנת המס היה לתושב היישוב

או חדל להיות תושב היישוב, זכאי לזיכוי ממס כאמור באותן פסקאות באופן יחסי לתקופת תושבותו ביישוב, ובלבד שהיה תושב היישוב 12 חודשים רצופים לפחות.
(5) סכום הזיכוי לפי סעיף זה לא יעלה על סכום המס שהנישום חייב בו, בשל ההכנסה שלגביה ניתן הזיכוי.
(6) הסכום הנקוב בפסקאות (1) עד (3), יתואם לפי הוראות סעיף 120ב, ויחולו עליו לענין זה ההוראות החלות על תקרת ההכנסה.

(ג) חייל שמשולמת לו משכורת מיוחדת זכאי לזיכוי ממס בשיעור של 5% ממשכורתו המיוחדת עד לסכום ההכנסה הנקוב בסעיף 121(א)(1) לפקודה.
(ד) שר האוצר, באישור ועדת הכספים של הכנסת, רשאי לקבוע ניכוי נוסף בשל נכסים של מפעל הנמצא בשטח התיישבות חדשה או באזור פיתוח כפי שקבע, ובתנאים שקבע.";

(5) סעיפים 11א ו-11ב - בטלים;
(6) בסעיף 14(ד), במקום "שחל עליהן חוק לעידוד השקעות הון" יבוא "בישראל";

דברי הסבר

לפסקה (6)
סעיף 14(ד) לפקודה מסמיך את שר האוצר, באישור ועדת הכספים של הכנסת, לקבוע כי יראו כתושב ישראל גם מי שמרבית עסקיו מחוץ לישראל, אם לפני שהיה לתושב ישראל לראשונה ביצע בישראל השקעות שחל עליהן חוק לעידוד השקעות הון, התשי"ט-1959.

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(7) בסעיף 63, אחרי סעיף קטן (ד) יבוא:

"(ה) שר האוצר, רשאי לקבוע באישור ועדת הכספים של הכנסת, כי לענין שותפויות מוגבלות מסוימות שקבע, שיש להן הכנסה מעסק לפי סעיף 2(1), יראו את הכנסתו החייבת של שותף מוגבל, שהתקיימו לגביו התנאים שקבע השר, כולה או חלקה, כרווח הון לפי חלק ה', והכל בתנאים ובתיאומים שקבע; לענין זה, "שותפות מוגבלת" ו"שותף מוגבל" - כמשמעותם בפקודת השותפויות [נוסח חדש], התשל"ה-1975[50]."

(8) אחרי סעיף 93 יבוא:
"הוראות מיוחדות
לענין פירוק
בשנת המס 2003

93א. (א) הוראות סעיף 93 לא יחולו בפירוק מרצון של חברה שהחל והסתיים בשנת המס 2003, ומכירת הנכסים או הפעילות לא יחויבו במס לפי פקודה זו או לפי חוק תיאומים בשל אינפלציה, לפי הענין, בהתקיים כל אלה:
(1) החברה הוקמה בתקופה החל בשנת המס 2002 עד יום פרסומו של חוק זה, או שהוקמה לפני התקופה האמורה אך לא היו לה נכסים, פעילות, הכנסות, הוצאות או הפסדים, לפני תקופה זו;
(2) החברה הוקמה על ידי יחיד שהכנסתו ממשלח יד כאמור בסעיף 2(1) או מעבודה כאמור בסעיף 2(2) (בסעיף זה - נותן שירותים), שהוא בעל השליטה באותה חברה;
(3) פעילותו של נותן השירותים הועברה לחברה ואם הועברו גם נכסים או זכויות במקרקעין, כהגדרתם בחוק מיסוי מקרקעין - לא שונה יעדם אגב ההעברה;
(4) במהלך הליכי הפירוק שולמו לנותן השירותים כל הרווחים הראויים לחלוקה, כל העודפים וכל סכומי הכסף, הכל כפי שקבע שר האוצר באישור ועדת הכספים של הכנסת, שנותרו בחברה, וחויבו במס בידי נותן השירותים כשכר לפי סעיפים 2(1) או 2(2);

דברי הסבר

מוצע להרחיב את סמכות שר האוצר לקבוע קביעה כאמור גם לגבי השקעות שחוק לעידוד השקעות הון אינו חל עליהן, ובלבד שנעשו בישראל.

לפסקה (7)
במטרה לעודד גם ישראלים להשקיע, מוצע להסמיך את שר האוצר לקבוע כי יראו את הרווח מהשקעה בשותפויות מסוימות כרווח הון ולא כהכנסה עסקית, הכל בתנאים שיקבע.
לפסקה (8)
כדי לעודד נותני שירותים שפעלו באמצעות חברות לחזור ולפעול כיחידים מוצע לאפשר בשנת המס 2003 בלבד לחברות כאמור, שהוקמו בשנות המס 2002 ו-2003 לחזור לפעול כיחידים, על ידי פירוק החברה בלא חיוב במס.

[50] ס״ח התשל״ה, עמ׳ 549; התשנ״ט, עמ׳ 26.

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(5) תנאים, מגבלות ותיאומים אחרים, שקבע שר האוצר, באישור ועדת הכספים של הכנסת.

(ב) על אף הוראות פרק 3 בחלק ה׳2, לא יראו בפירוק שחלות לגביו הוראות סעיף זה, הפרת התנאים הקבועים בו.
(ג) שר האוצר, באישור ועדת הכספים של הכנסת, רשאי לקבוע הוראות לביצוע סעיף זה וכן תנאים ותיאומים, לרבות לענין מחיר מקורי, יום רכישה, קיזוז הפסדים, חישוב רווחים ראויים לחלוקה ועודפים וכן חישוב רווח ההון.״;

(9) בסעיף 119א -

(א) כותרת השוליים תהיה ״גביית מס בנסיבות מיוחדות״;
(ב) בסעיף קטן (א), האמור בו יסומן ״(1)״ ואחריו יבוא:

״(2) היה לחבר בני אדם חוב מס סופי והוא העביר את פעילותו לחבר בני אדם אחר, שיש בו, במישרין או בעקיפין, אותם בעלי שליטה או קרוביהם (בסעיף זה - החבר האחר), בלא תמורה או בתמורה חלקית, בלי שנותרו לו אמצעים בישראל לסילוק החוב האמור, ניתן לגבות את חוב המס שהחבר חייב בו מהחבר האחר.
(3) בלי לגרוע מהוראות פסקאות (1) ו-(2), היה לחבר בני אדם חוב מס סופי והוא התפרק או הפסיק את פעילותו בלי ששילם את חוב המס האמור, יראו את הנכסים שהיו לחבר כאילו הועברו לבעלי השליטה בו בלא תמורה, וניתן לגבות מהם את חוב המס, אלא אם כן הוכח אחרת להנחת דעתו של פקיד השומה.״;

(ג) בסעיף קטן (ב), בסופו יבוא ״שבה היה חוב המס לסופי, או שבה הועברו הנכסים, לפי המאוחר.״;
(ד) בסעיף קטן (ג), בכל מקום, אחרי ״הנכסים״ יבוא ״או הפעילות״;
(ה) אחרי סעיף קטן (ג) יבוא:

״(ג1) הורשע מנהל בחבר בני אדם, שהוא בעל שליטה באותו חבר, בשל אי העברת מס שנוכה, לפי סעיפים 219 או 224א, ניתן לגבות ממנו את המס שנוכה כאמור ולא הועבר לפקיד השומה.
(ג2) נקבעה לחבר בני אדם שומה בשל אחד הדברים המפורטים בסעיף 220 (בסעיף זה - המעשה), וערעור החבר על השומה נדחה על ידי בית

דברי הסבר

לפסקה (9)
במקרה שבו חברה שיש לה חובות מס מפסיקה את פעילותה, לעתים אין אפשרות לגבות את חובות המס שצברה החברה. מוצע לאפשר במקרים מסוימים את גביית חוב המס שהחברה חייבת בו מבעלי השליטה בה על ידי קביעת חזקה, הניתנת לסתירה על ידי בעלי השליטה, כי

נכסי החברה שהפסיקה את פעולתה הועברו אליהם.
זאת ועוד: מוצע לאפשר לגבות מס שנוכה במקור על ידי תאגיד ולא הועבר לפקיד השומה גם מנושא תפקיד בתאגיד שהורשע בעבירה כאמור.
סעיף 224א לפקודת מס הכנסה קובע אחריות פלילית של אדם אשר בשעת ביצוע עבירה על ידי חבר בני אדם היה מנהל פעיל, שותף, מנהל חשבונות או פקיד אחראי, נאמן או בא כוח של אותו חבר בני אדם, אלא אם כן הוכיח שהעבירה נעברה שלא בידיעתו או שנקט את כל האמצעים הסבירים להבטחת מניעת העבירה.

המשפט המחוזי, ניתן לגבות את חוב המס שלא שולם על ידי החבר גם ממי שהיה בעל תפקיד באותו חבר בעת ביצוע מעשה כאמור, אלא אם כן הוכיח אחת משתי אלה:

(1) המעשה נעשה שלא בידיעתו;
(2) הוא נקט את כל האמצעים הסבירים להבטחת מניעת המעשה.";

לענין זה, "בעל תפקיד" - בעל תפקיד מהמפורטים בסעיף 224א."

(ו) בסעיף קטן (ד), במקום ההגדרה "קרוב" יבוא:

""קרוב" - כהגדרתו בסעיף 105יא;
"נכסים" - לרבות מלאי.";

(10) במקום סעיף 121 יבוא:

"שיעור המס ליחיד

121. (א) החל בשנת המס 2006, המס על הכנסתו החייבת של יחיד בשנת המס יהיה כלהלן:
(1) על כל שקל חדש מ-135,600 השקלים החדשים הראשונים - 30%;
(2) על כל שקל חדש מ-135,601 עד 241,200 שקלים חדשים - 34%;
(3) על כל שקל חדש מ-241,201 עד 417,840 שקלים חדשים - 37%;
(4) על כל שקל חדש נוסף - 49%.

(ב) (1) על אף האמור בסעיף קטן (א)(1), לגבי הכנסה חייבת בשנת המס מיגיעה אישית ולגבי הכנסה חייבת בשנת המס של יחיד שמלאו לו 60 שנים, יחולו החל בשנת המס 2006 שיעורים אלה:
(א) על כל שקל חדש מ-25,200 השקלים החדשים הראשונים - 10%;
(ב) על כל שקל חדש מ-25,201 עד 50,520 שקלים חדשים - 17%;
(ג) על כל שקל חדש מ-50,521 עד 135,600 שקלים חדשים - 26%.
(2) השיעורים המופחתים הקבועים בפסקה (1), לא יחולו על הכנסה שחייבים לגביה בניהול פנקסי חשבונות ולא נוהלו לגביה פנקסים קבילים.";

דברי הסבר

עבירה של אי העברת כספים שנוכו במקור לפקיד השומה היא עבירה חמורה במיוחד ולכן מוצע לאפשר לגבות את הכספים שנוכו במקור ולא הועברו גם מבעל התפקיד בחברה שהורשע בעבירה.
לפסקה (10)
מוצע לקבוע את שיעורי המס שיחולו על הכנסתו החייבת של יחיד במסגרת הקדמת הרפורמה במס.

(11) אחרי סעיף 124א יבוא:

"שיעור המס על הימורים, הגרלות או פרסים	124ב. על אף הוראות סעיף 121, שיעור המס על הכנסה מהימורים, מהגרלות או מפעילות נושאת פרסים, לפי סעיף 2(9א) יהיה 25%, בלא זכאות לפטור, למעט פטור לפי סעיף 9(28), להנחה, לניכוי, לזיכוי או לקיזוז כלשהם.";

(12) בסעיף 130 -

(א) בסעיף קטן (ו), אחרי "המבוסס על אי קבלת פנקסים או פסילתם" יבוא "כאמור בסעיפים קטנים (ב) או (ג)";

(ב) אחרי סעיף קטן (י) יבוא:

"(יא) ניתנו הוראות לפי סעיף קטן (א), ונעשה שימוש בחשבוניות כוזבות, או שלא נרשמו הכנסות או שנדרש ניכוי הוצאות אסורות בניכוי או הוצאות שהנישום לא עמד בהן, יראו את הפנקסים כבלתי קבילים, זולת אם שוכנע פקיד השומה כי היתה סיבה מספקת לרישום כאמור; על החלטתו של פקיד השומה ניתן לערער כאילו היתה צו לפי סעיף 152(ב).";

(13) בסעיף 134, במקום "תוך 90 יום מיום" יבוא "לא יאוחר מיום";

(14) אחרי סעיף 140 יבוא:

"קבלת מידע מהמוסד לביטוח לאומי	140א. (א) בלי לפגוע בהוראת סעיף 140 ועל אף האמור בכל דין, רשאי הנציב לקבל מאת המוסד לביטוח לאומי כל מידע שנקבע לפי סעיף קטן (ב) אשר הגיע אל המוסד לביטוח לאומי אגב ביצוע תפקידו, והנדרש לנציב לצורך מילוי תפקידו על פי כל דין. (ב) שר האוצר, בהסכמת שר המשפטים ובהתייעצות עם שר הרווחה, יקבע את סוגי המידע שהנציב רשאי לקבל לפי הוראות סעיף קטן (א).";

(15) אחרי סעיף 141, לפני הכותרת "פרק שלישי: שונות" יבוא:

"מסירת מידע באמצעי מגנטי	141א. נישום שנדרש למסור מידע כאמור בפרק זה, ימסור את המידע באמצעי מגנטי, אם דרש זאת הנציב, כפי שהורה.";

דברי הסבר

לפסקה (11)

בסעיף 55(1) לחוק המוצע, מוצע להטיל מס על זכיות מהגרלות, פרסים והימורים. בסעיף זה מוצע לקבוע ששיעור המס שיחול על זכיות אלה יהיה 25%.

לפסקה (12)

היום מהווה אי רישום תקבול עילה לפסילת ספרים. פסילת ספרים מאפשרת לפקיד השומה להוציא שומה לפי מיטב השפיטה. כדי להגביר את ההתרעה מפני ביצוע עבירות מס.

מוצע לקבוע כי שימוש בחשבוניות מס פיקטיביות, העלמת הכנסות, דרישת הוצאות שהנישום לא עמד בהן ודרישת הוצאות אסורות יהיו עילה לפסילת ספרים.

לפסקה (13)

סעיף 134 לפקודה קובע כי אדם שבשנת מס מסוימת פתח עסק או התחיל לעסוק במשלח יד, או ששינה את עסקו או משלח ידו או את מיקומם, יודיע על כך לפקיד השומה, בתוך 90 ימים מיום ההתחלה או השינוי כאמור.

מוצע להקדים את מועד הגשת ההודעה עד ליום ההתחלה או השינוי כאמור.

(16) בסעיף 145(א), בפסקה (2), במקום "תוך שלוש שנים" יבוא "בתוך ארבע שנים";
(17) בסעיף 145ב, אחרי סעיף קטן (ג) יבוא:

"(ד) מצא פקיד השומה כי תקבול לא נרשם, כאמור בסעיף זה, בסכום העולה על סכום שקבע שר האוצר, רשאי הוא לתפוס ולחלט מחצית מסכום התקבול שלא נרשם כאמור, זולת אם שוכנע פקיד השומה כי היתה סיבה מספקת לאי הרישום; על החלטתו של פקיד השומה ניתן לערער כאילו היתה צו לפי סעיף 152 (ב), ובלבד שהמועד להגשת הערעור יהיה בתוך 60 ימים.";

(18) בסעיף 150(ב), במקום סעיף קטן (ב) יבוא:

"(ב) לא הגיש הנישום דוח לשנת מס מסוימת והוצאה לו שומה לפי סעיף 145(ב) לגבי אותה שנה, יראו כהשגה על אותה שומה רק דוח שהגיש לגביה.";

(19) בסעיף 152, במקום סעיף קטן (ג) יבוא:

"(ג) אם בתוך ארבע שנים מתום שנת המס שבה נמסר הדות לפי סעיף 131, או בתום שנה מיום שהוגשה השגה, לפי המאוחר מביניהם, לא הושג הסכם כאמור בסעיף קטן (א) ולא השתמש פקיד השומה בסמכויותיו לפי סעיף קטן (ב), יראו את ההשגה כאילו התקבלה; ואולם השגה שהוגשה על שומה שנערכה לפי סעיף 145(ב), יראו אותה כאילו התקבלה רק אם לא השתמש פקיד השומה בסמכויותיו כאמור בסעיף זה, בתוך חמש שנים מתום שנת המס שבה הוגשה.";

(20) אחרי סעיף 160 יבוא:

"עיכוב החזר מס בהליך שומה

160א. (א) על אף הוראות סעיפים 159א או 160, רשאי פקיד השומה לעכב את החזר המס ששולם יתר על הסכום שבו חייב הנישום על פי הדוח או השומה, כאמור באותם סעיפים, עד גובה מחצית מהסכום המגיע לנישום כאמור או עד גובה הסכום השנוי במחלוקת, לפי הנמוך מביניהם, אם הורה פקיד השומה לבדוק את הדוח.

דברי הסבר

לפסקה (15)
כדי לייעל את עבודת רשויות המס מוצע לאפשר להן לדרוש מידע מנישום על גבי מדיה מגנטית.

לפסקה (16)
מוצע להאריך את התקופה שבה רשאי פקיד השומה לקבוע שומה משלוש שנים מתום שנת המס שבה נמסר לו הדוח, לארבע שנים מתום המועד כאמור.

לפסקה (17)
כדי להגביר את ההרתעה מפני אי רישום תקבול, מוצע לאפשר לפקיד שומה שמצא תקבול שלא נרשם בסכום העולה על סכום שיקבע שר האוצר לחלט מחצית מהסכום האמור.

לפסקה (18)
מוצע לקבוע כי לענין נישום ששומתו נקבעה בהעדר דוח, יראו כהשגה רק דוח שהוגש לשנת המס שלגביה הוצאה השומה.

לפסקה (19)
מוצע להאריך את המועדים לטיפול בהשגה לשנה מיום שהוגשה הודעת ההשגה, או לארבע שנים מתום שנת המס שבה נמסר הדוח, לפי המאוחר מביניהם.

לפסקה (20)
לעתים תיק הנישום נמצא בטיפול שומתי ומאידך מגיעה לנישום יתרה להחזר לגבי שנים קודמות. כדי לאפשר את גביית המס הנמצא בטיפול השומתי, מוצע

(ב) עיכוב החזר המס כאמור בסעיף קטן (א), יחול עד 120 ימים ממועד קבלת הדוח; ואולם אם קבע פקיד השומה את השומה לפי מיטב שפיטתו כאמור בפרק ראשון בחלק ט׳, לפני שחלפו 120 ימים כאמור, רשאי הוא לעכב את ההחזר עד גובה מחצית מסכום המס שקבע בשומה כאמור, למשך 90 ימים נוספים, ואם הוגשה השגה לפי סעיף 150 - למשך תקופה נוספת שלא תעלה על 180 ימים נוספים מהיום שבו הוגשה ההשגה.

(ג) היתה החלטה בהשגה, בתוך 180 ימים ממועד שהוגשה ההשגה, רשאי פקיד השומה לעכב את ההחזר עד גובה סכום המס שנקבע בשומה כאמור, עד המועד שבו ניתן לגבות לפי פקודת המסים (גביה) את חוב המס על פי השומה שקבע.״;

(21) בסעיף 167(א), בסופו יבוא ״או בתוך ארבע שנים מתום שנת המס שבה הוגש דוח הניכויים השנתי האחרון של החייב לשנת המס, לפי הוראות סעיפים 161, 164 או 243 לפי המאוחר;

(22) בסעיף 215, במקום ״או קנס 19,300 ש״ח״ יבוא ״או קנס כאמור בסעיף 61(א)(2) לחוק העונשין, התשל״ז-1977 (בחלק זה - חוק העונשין)״;

(23) בסעיף 215א, בכל מקום, במקום ״או קנס 49,800 ש״ח״ יבוא ״או קנס כאמור בסעיף 61(א)(3) לחוק העונשין״;

(24) בסעיף 216, ברישה, במקום ״או קנס 19,300 ש״ח״ יבוא ״או קנס כאמור בסעיף 61(א)(2) לחוק העונשין״;

(25) בסעיף 216א(ב), בסופו יבוא ״או קנס כאמור בסעיף 61(א)(3) לחוק העונשין״;

(26) בסעיף 216ב, בכל מקום, במקום ״או קנס 49,800 ש״ח״ יבוא ״או קנס כאמור בסעיף 61(א)(3) לחוק העונשין״;

(27) בסעיף 217, במקום ״או קנס 49,800 ש״ח״ יבוא ״או קנס כאמור בסעיף 61(א)(3) לחוק העונשין״;

(28) בסעיף 218, במקום ״או קנס 19,300 ש״ח״ יבוא ״או קנס כאמור בסעיף 61(א)(2) לחוק העונשין״;

(29) בסעיף 219, במקום ״או קנס 49,800 ש״ח״ יבוא ״או קנס כאמור בסעיף 61(א)(3) לחוק העונשין״;

(30) בסעיף 220 -

(1) ברישה, במקום ״או קנס 150,000 ש״ח״ יבוא ״או קנס כאמור בסעיף 61(א)(4) לחוק העונשין״;

דברי הסבר

לאפשר לרשויות המס לעכב עד 50% מהיתרה המגיעה לנישום בתיק הנמצא בטיפול השומתי, עד שניתן יהיה לגבות את חוב המס המגיע מהנישום.

לפסקה (21)
כדי לייעל את עבודת פקיד השומה מוצע להאריך את התקופה לעריכת שומת ניכויים.

לפסקאות (22) עד (30)(1)
בפסקאות אלה מוצע להפנות לחוק העונשין, התשל״ז-1977 (להלן - חוק העונשין), לענין העונשים הקבועים בפקודה כך שכשיתעדכנו הקנסות לפי חוק העונשין יתעדכנו אוטומטית גם הקנסות הקבועים בפקודת מס הכנסה.

---

(2) אחרי פסקה (5) יבוא:

"(6) הציג מסמך כוזב למשלם ההכנסה לצורך מניעת ניכוי מס במקור או הפחתתו.";

(31) בסעיף 235 במקום סעיף קטן (ב) יבוא:

"(ב) על אף הוראות סעיף קטן (א), מותר למסור למוסד לביטוח לאומי מידע לפי הוראות סעיף 384א לחוק הביטוח הלאומי [נוסח משולב], התשנ"ה-1995.";

(32) אחרי סעיף 240א יבוא:

"טפסים — 240ב. (א) בכפוף להוראות לפי סעיף 243(1), רשאי הנציב לקבוע את הטפסים הדרושים לביצוע פקודה זו; קבע הנציב טפסים כאמור לא ישתמש אדם אלא בהם.

(ב) טפסים שנקבעו אין חובה לפרסמם ברשומות.";

(33) בסעיף 242, אחרי "שבתוספת" יבוא "השניה";

(34) אחרי סעיף 245 יבוא:

"תוספת ראשונה

(סעיף 11)

אביבים, אבירים, אבן מנחם, אדמית, אור הגנוז, אילון, אלקוש, בית הלל, ברעם, בצת, בר יוחאי, גורן, גוש חלב, געתון, גרנות הגליל, גשר הזיו, דובב, דישון, דלתון, דן, דפנה, הגושרים, הילה, זיו הגליל, זרעית, חוסן, חניתה, חורפיש, יערה, יפתח, יראון, כברי, כפר בלום, כפר גלעדי, כפר יובל, כפר סאלד, כרם בן זמרה, לימן, מטולה, מירון, מלכיה, מנות, מנרה, מעונה, מעיליה, מעין ברוך, מעלות תרשיחא, מצובה, מרגליות, משגב עם, מתת, נאות מרדכי, נהריה, נטועה, סאסא, סער, ספסופה, עבדון, עין יעקב, עלמה, עמיר, עראמשה, פאסוטה, פקיעין, פקיעין החדשה, צבעון, צוריאל, ראגיר, ראש הנקרה, ריחניה, רמות נפתלי, שאר ישוב, שדה אליעזר, שדה נחמיה, שומרה, שלומי, שמיר, שניר, שתולה."

(35) בתוספת, במקום שמה יבוא "התוספת השניה".

דברי הסבר

לפסקה (30)(2)
במסגרת החמרת הענישה, מוצע לקבוע כי דינו של מי שבמזיד, בכוונה להתחמק מתשלום מס או לעזור לאחר לעשות כן, הציג מסמך כוזב למי שמשלם לו, כדי למנוע ניכוי מס במקור מההכנסה או הפחתתו, דינו - מאסר שבע שנים או קנס 150,000 שקלים חדשים ופי שניים מסכום ההכנסה שהעלים, שהתכוון להעלים או שעזר להעלים, לפי העניין, או שני העונשים כאחד.
לפסקה (31)
כדי להקל על עבודת אגף מס הכנסה ועל הנישומים מוצע לקבוע כי נציב מס הכנסה יהיה רשאי לקבוע את הטפסים הדרושים לביצוע הפקודה. קבע הנציב טפסים כאמור לא ישתמש אדם אלא בהם.
הוראה זהה קיימת גם בחוק מיסוי מקרקעין (שבח מכירה ורכישה), התשכ"ג-1963 (להלן - חוק מיסוי מקרקעין).

לפסקאות (32), (33) ו-(34)
בשל הוספת תוספת לפקודה לענין יישובים שתושביהם זכאים להפחתת מס, תהיה התוספת לפי סעיף 242 לתוספת השניה לפקודה.

הוראת שעה לשנת המס 2003

56. בשנת המס 2003 יקראו את סעיף 121 לפקודה כך:

"שיעור המס ליחיד בשנת המס 2003 — 121. (א) המס על הכנסתו החייבת של יחיד בשנת המס 2003 יהיה כדלהלן:

(1) על כל שקל חדש מ-135,600 השקלים החדשים הראשונים - 30%;
(2) על כל שקל חדש מ-135,601 שקלים חדשים עד 241,200 שקלים

חדשים - 45%;
(3) על כל שקל חדש נוסף - 50%.

(ב) (1) על אף האמור בסעיף קטן (א)(1), לגבי הכנסה חייבת מיגיעה אישית ולגבי הכנסה חייבת של יחיד שמלאו לו 60 שנים, יחולו בשנת המס השיעורים האלה:

(א) על כל שקל חדש מ-25,200 השקלים החדשים הראשונים - 10%;
(ב) על כל שקל חדש מ-25,201 שקלים חדשים עד 50,520 שקלים חדשים - 18%;
(ג) על כל שקל חדש מ-50,521 שקלים חדשים עד 135,600 שקלים חדשים - 26%.

(2) השיעורים המופחתים הקבועים בפסקה (1) לא יחולו על הכנסה שחייבים לגביה בניהול פנקסי חשבונות ולא נוהלו לגביה פנקסים קבילים."

הוראת שעה לשנת המס 2004

57. בשנת המס 2004 יקראו את סעיף 121 לפקודת מס הכנסה כך:

"שיעור המס ליחיד בשנת המס 2004

121. (א) המס על הכנסתו החייבת של יחיד בשנת המס 2004 יהיה כדלהלן:

(1) על כל שקל חדש מ-135,600 השקלים החדשים הראשונים - 30%;
(2) על כל שקל חדש מ-135,601 שקלים חדשים עד 417,840 שקלים חדשים - 43%;
(3) על כל שקל חדש נוסף - 49%.

(ב) (1) על אף האמור בסעיף קטן (א)(1), לגבי הכנסה חייבת מיגיעה אישית ולגבי הכנסה חייבת של יחיד שמלאו לו 60 שנים, יחולו בשנת המס השיעורים האלה:

(א) על כל שקל חדש מ-25,200 השקלים החדשים הראשונים - 10%;

דברי הסבר

סעיפים 56 עד 58
בסעיפים אלה נקבעו שיעורי המס ליחידים בשנות המס 2003, 2004 ו-2005 בהתאם להחלטה להקדים את שיעורי המס ליחידים.

(ב) על כל שקל חדש מ-25,201 שקלים חדשים עד 50,520 שקלים חדשים - 17%;
(ג) על כל שקל חדש מ-50,521 שקלים חדשים עד 135,600 שקלים חדשים - 26%.

(2) השיעורים המופחתים הקבועים בפסקה (1), לא יחולו על הכנסה שחייבים לגביה בניהול פנקסי חשבונות ולא נוהלו לגביה פנקסים קבילים."

הוראת שעה לשנת המס 2005

58.בשנת המס 2005 יקראו את סעיף 121 לפקודת מס הכנסה כך:

"שיעור המס ליחיד בשנת המס 2005

121. (א) המס על הכנסתו החייבת של יחיד בשנת המס 2005 יהיה כדלהלן:

(1) על כל שקל חדש מ-135,600 השקלים החדשים הראשונים - 30%;
(2) על כל שקל חדש מ-135,601 שקלים חדשים עד 241,200 שקלים חדשים - 37%;
(3) על כל שקל חדש מ-241,201 שקלים חדשים עד 417,840 שקלים חדשים - 39%;
(4) על כל שקל חדש נוסף - 49%.

(ב) (1) על אף האמור בסעיף קטן (א)(1), לגבי הכנסה חייבת מיגיעה אישית ולגבי הכנסה חייבת של יחיד שמלאו לו 60 שנים, יחולו בשנת המס השיעורים האלה:

(א) על כל שקל חדש מ-25,200 השקלים החדשים הראשונים - 10%;
(ב) על כל שקל חדש מ-25,201 שקלים חדשים עד 50,520 שקלים חדשים - 17%;
(ג) על כל שקל חדש מ-50,521 שקלים חדשים עד 135,600 שקלים חדשים - 26%.

(2) השיעורים המופחתים הקבועים בפסקה (1) לא יחולו על הכנסה שחייבים לגביה בניהול פנקסי חשבונות ולא נוהלו לגביה פנקסים קבילים."

תיקון חוק מיסוי מקרקעין (שבח, מכירה ורכישה)

59.בחוק מיסוי מקרקעין (שבח, מכירה ורכישה), התשכ"ג-1963[51], בסעיף 98 -

(1) בסעיף קטן (א), במקום "או קנס 19,300 ש"ח" יבוא "או קנס כאמור בסעיף 61(א)(2) לחוק העונשין, התשל"ז-1977 (בפרק זה - חוק העונשין)";
(2) בסעיף קטן (ב), במקום "או קנס 9,600 ש"ח" יבוא "או קנס כאמור בסעיף 61(א)(1) לחוק העונשין";

[51] ס"ח התשכ"ג, עמ' 405; התשס"ג, עמ' 126.

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(3) אחרי סעיף קטן (ב) יבוא:

"(ב1) מי שהשמיד או הסתיר מסמכים שיש להם ערך לענין חישוב השומה, דינו מאסר שנה או קנס כאמור בסעיף 61(א)(1) לחוק העונשין.";

(4) בסעיף קטן (ג), במקום "או קנס 49,800 ש"ח" יבוא "או קנס כאמור בסעיף 61(א)(3) לחוק העונשין;";
(5) אחרי סעיף קטן (ג) יבוא:

"(ג1) מי שסייע לאחר לערוך הצהרה ידיעה או הודעה לצורך חוק זה, כשהוא יודע שהן כוללות מידע לא נכון או שהתייצב כמיופה כוח של אחר ומסר הצהרה ידיעה או הודעה כאמור, כשהוא יודע שהן כוללות מידע לא

נכון, דינו - כמי שמסר את ההצהרה, הידיעה או ההודעה בניגוד לסעיף קטן (ג).
(ג2) אדם אשר במטרה להתחמק ממס או לעזור לאחר להתחמק ממס, עבר אחת העבירות המנויות להלן, דינו - מאסר שבע שנים או קנס לפי סעיף 61(א)(4) לחוק העונשין, ופי שניים מסכום המס שהעלים או שהתכוון להעלים או שעזר להעלים או שני העונשים כאחד, ואלו הן:

(1) מסר בהצהרה על פי חוק זה, אמרה או תרשומת כוזבת;
(2) השיב תשובה כוזבת בעל פה או בכתב, על שאלה שנשאלה, או על דרישת ידיעות שנערכה על פי חוק זה;
(3) הכין או קיים, או הרשה להכין או הרשה לקיים הצהרה כוזבת או חוזה כוזב או רשומות אחרות כוזבות, או שזייף או הרשה לזייף הצהרה או חוזה או רשומות;
(4) השתמש בכל מרמה, ערמה או תחבולה, או הרשה להשתמש בהן."

(6) בסעיף קטן (2), במקום "או קנס 49,800 ש"ח" יבוא "או קנס כאמור בסעיף 61(א)(3) לחוק העונשין";

תיקון חוק אזור סחר חופשי באילת (פטורים והנחות ממסים)

60. בחוק אזור סחר חופשי באילת (פטורים והנחות ממסים), התשמ"ה-1985[52] (בפרק זה - חוק אזור סחר חופשי באילת), סעיפים 11 ו-12 - בטלים.

דברי הסבר

סעיף 59
מוצע להגדיל את הענישה על מסירת הצהרה, ידיעה או הודעה לרשויות מס שבח בידיעה שאינן נכונות וכן את הקנס על מי שמסייע לאחר להכין הצהרה, ידיעה או הודעה כאמור או מסייע לאחר להגישה למנהל מס שבח.
מוצע לקבוע כי מי שבלי סיבה מספקת השמיד או הסתיר מסמכים שיש להם ערך לענין חישוב השומה, דינו מאסר שנה או קנס של 49,800 שקלים חדשים. מוצע להוסיף עבירה של סיוע לאחר לערוך הצהרה או הודעה או מסמך אחר שאינו נכון וכי דין המסייע כאמור יהיה כדין מי שהצהיר שקר כאמור. את העונש על מסירת הצהרת שקר כאמור מוצע להגדיל משנתיים מאסר לשבע שנות מאסר או קנס של 150,000 שקלים חדשים ופי שניים מסכום המס שהעלים, לפי הגבוה מביניהם.
עוד מוצע להפנות לצורך קביעת הקנסות הקבועים בסעיף 98 לחוק מיסוי מקרקעין, להוראות המתאימות בסעיף 61 בחוק העונשין.

סעיף 60
סעיפים 11 ו-12 לחוק אזור סחר חופשי באילת (פטורים והנחות ממסים), התשמ"ה-1985, קובעים זיכוי ממס הכנסה והטבה למעסיק להפחתת עלויות. במסגרת הביטול המוצע של הטבות המס ביישובים, מוצע לבטלם.

[52] ס"ח התשמ"ה, עמ' 204; התש"ס, עמ' 714.

ביטול חוק הסדרים במשק המדינה (הנחות ממס) (הוראת שעה)

61. חוק הסדרים במשק המדינה (הנחות ממס הכנסה) (הוראת שעה), התשס"א-2001[53] (בפרק זה - חוק הנחות ממס הכנסה) - בטל.

תיקון חוק תכנית החירום הכלכלית

62. בחוק תכנית החירום הכלכלית (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנות הכספים 2002 ו-2003), התשס"ב-2002[54] (בפרק זה - חוק תכנית החירום הכלכלית), בסעיף 5 -

(1) בסעיף קטן (א) -

(א) ברישה, המילים "ובשנת המס 2003 להטבת מס בשיעור המפורט להלן בטור ג'" - יימחקו;
(ב) טור ג' - יימחק;

(2) בסעיף קטן (ב), המילים "ו-2003" - יימחקו.

תיקון חוק לתיקון פקודת מס הכנסה (מס' 132)

63. בחוק לתיקון פקודת מס הכנסה (מס' 132), התשס"ב-2002[55] (להלן - החוק המתקן) -

(1) סעיף 49 - בטל;
(2) בסעיף 90 -

(א) בסעיף קטן (ד)(2), המילים "או שהיתה לחברה משפחתית לאחר פרסומו של חוק זה" - יימחקו;
(ב) אחרי סעיף קטן (ד) יבוא:

"(ד1) (1) הוראות סעיף קטן (ד) יחולו, בשינויים המחויבים, גם על חברה משפחתית כאמור בסעיף קטן (ד), שהיתה לחברה כאמור אחרי יום פרסומו של חוק זה עד יום כניסתו לתוקף של סעיף 64א1 לפקודה, כנוסחו בסעיף 18 לחוק זה, ובלבד שהתקיימו בה כל אלה:

(א) היא התאגדה בישראל ביום פרסומו של חוק זה ואילך;
(ב) לא חלו בה שינויי מבנה כאמור בחלק ה'2 לפקודה ולא הועברו אליה נכסים כאמור באותו חלק;
(ג) התקיימו בה כל התנאים הקבועים בסעיף 64א1 לפקודה כנוסחו בסעיף 18 לחוק זה.

(2) חברה שהתאגדה לפני פרסומו של חוק זה והיתה לחברה משפחתית אחרי יום פרסומו, או חברה כאמור בפסקה (1) אשר

דברי הסבר

סעיף 61
מוצע לבטל את חוק ההסדרים במשק המדינה (הנחות ממס הכנסה) (הוראת שעה), התשס"א-2001, הקובע הטבות מס.

סעיף 62
מוצע לבטל את הטבות המס כפי שנקבעו בסעיף 5 לחוק תכנית החירום הכלכלית (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנות הכספים 2002 ו-2003), התשס"ב-2002.

סעיף 63
מוצעים תיקונים בסעיף 121 לפקודה כפי שנקבע בחוק לתיקון פקודת מס הכנסה (מס' 132), התשס"ב-2002 (להלן - תיקון 132), לענין שיעורי המס על יחידים. כמו כן מוצעים תיקונים בסעיף 64א1 לפקודה ("חברה שקופה"), כפי שנקבע בתיקון 132.

[53] ס"ח התשס"א, עמ' 291; התשס"ג, עמ' 126.
[54] ס"ח התשס"ב, עמ' 428.
[55] ס"ח התשס"ב, עמ' 530; התשס"ג, עמ' 126.

ביקשה שלא להיות חברה שקופה, תחדל מלהיות חברה משפחתית ביום כניסתו לתוקף של סעיף 64א1 לפקודה, כנוסחו בסעיף 18 לחוק זה.";

(ג) בסעיף קטן (יא), המילים "את הסכומים הנקובים בסעיף 121 לפקודה, כנוסחו בסעיף 48 לחוק זה" - יימחקו.

מס הכנסה - תחילה, תחולה והוראות מעבר

64.(א) תחילתו של סעיף 11 לפקודה, כנוסחו בסעיף 55(4) לחוק זה, ושל ביטול סעיפים 11א ו-11ב לפקודה, כאמור בסעיף 55(5) לחוק זה, של ביטול סעיפים 11 ו-12 לחוק אזור סחר חופשי באילת, כאמור בסעיף 59 לחוק זה, של ביטול חוק הנחות ממס הכנסה כאמור בסעיף 60 לחוק זה ושל התיקון לחוק תכנית החירום הכלכלית, כנוסחו בסעיף 61 לחוק זה, ביום א' בתמוז התשס"ג (1 ביולי 2003) (בסעיף זה - יום התחילה), ויחולו הוראות אלה:

(1) בשנת המס 2003 יראו לענין חישוב הזיכוי ממס לפי סעיפים 11, 11א ו-11ב לפקודה, לפי חוק אזור סחר חופשי באילת, לפי חוק הנחות ממס הכנסה ולפי סעיף 5 לחוק תכנית החירום הכלכלית, כנוסחם ערב יום התחילה לגבי תושבי יישובים שבעקבות חוק זה התבטלה זכאותם לזיכוי ממס כאמור, כאילו מחצית הכנסתם בשנת המס הופקה בתקופה שמיום כ"ז בטבת התשס"ג (1 בינואר 2003) עד ליום ל' בסיון התשס"ג (30 ביוני 2003), ומחציתה הופקה בתקופה שמיום א' בתמוז התשס"ג (1 ביולי 2003) עד יום ו' בטבת התשס"ד (31 בדצמבר 2003), ויראו באותה שנת מס כאילו במקום הסכומים הנקובים באותם סעיפים, נקובה מחצית מסכומים אלה, ולענין חוק אזור סחר חופשי באילת - כאילו זכאי התושב לזיכוי ממס בשל מחצית מהכנסתו החייבת בשנת המס;

(2) לענין מעסיק הזכאי להטבת מס לפי חוק אזור סחר חופשי באילת, יחולו הוראות פסקה (1), בשינויים המחויבים;

(3) לענין תושבי נתיבות, הזכאים להטבות מס לפי סעיף 11(א)(4)(ד) לפקודה כנוסחו בסעיף 55(4) לחוק זה, יראו על אף הוראות כל דין, כאילו זכאותם בכל שנת המס 2003 היא לזיכוי כאמור באותו סעיף בשיעור של 11%, ולענין תושבי שדרות הזכאים להטבות מס כאמור, יראו על אף הוראות כל דין - כאילו זכאותם בכל שנת המס 2003 היא לזיכוי כאמור באותו סעיף בשיעור של 13%.

(ב) תקנות שקבע שר האוצר לפי הוראות סעיף 93א לפקודה, כנוסחו בסעיף 55(8) לחוק זה, יחולו גם לגבי פירוק חברה כאמור באותו סעיף שנעשה לפני פרסומן.

(ג) תחולתם של סעיפים 145, כנוסחו בסעיף 55(15) לחוק זה, 152 כנוסחו בסעיף 55(19) לחוק זה, 167 כנוסחו בסעיף 55(20) לחוק זה, על דוחות שהוגשו לשנת המס 2002 ואילך.

דברי הסבר

סעיף 64

מוצע לקבוע כי תחילת הסעיפים לענין ביטול הטבות המס תהיה החל ביום א' בתמוז התשס"ג (1 ביולי 2003) וכי בשנת המס 2003 יראו את הכנסת הנישומים כאילו התקבלה מחציתה עד יום ל' בסיון התשס"ג (30 ביוני 2003) ומחציתה החל בתקופה שמיום א' בתמוז התשס"ג (1 ביולי 2003).

הוראה דומה מוצע לקבוע גם לענין מעסיק הזכאי להטבה האמורה.

לענין תושבי נתיבות מוצע לקבוע כי בשנת המס 2003 יהיו זכאים בכל השנה לזיכוי ממס בשיעור של 11% במקום 13% עד 30 ביוני 2003 ו-8% עד 1 ביולי 2003.

לענין פירוק חברה של בעל משלח יד, מוצע לקבוע כי התקנות שלענין זה יחולו גם על פירוק חברה שנעשה לפני פרסומן.

(ד) תחולתו של סעיף 150(ב), כנוסחו בסעיף 55(17) לחוק זה, על השגה שהוגשה ביום פרסומו של החוק ואילך.

(ה) תחילתו של סעיף 235(ב) לפקודה, כנוסחו בסעיף 55(31) לחוק זה, לאחר התקנת תקנות לפי הוראות סעיף 384א(ב) לחוק הביטוח הלאומי [נוסח משולב] התשנ"ה-1995, כנוסחו בסעיף 88(25) לחוק זה.

(ו) תחילתו של סעיף 56 לחוק זה, ביום כ"ז בטבת התשס"ג (1 בינואר 2003).
(ז) לענין סעיף 120ב לפקודה, יראו את הסכומים הנקובים בסעיף 121 לפקודה, כנוסחו בסעיף 55(10) לחוק זה, ובסעיפים 57 ו-58 לחוק זה, כאילו תואמו לאחרונה ביום כ"ז בטבת התשס"ג (1 בינואר 2003).

פרק י': מסים עקיפים

תיקון חוק מס ערך מוסף

65.בחוק מס ערך מוסף, התשל"ו-1975[56] -

(1) בסעיף 38(א), במקום "שישה חודשים" יבוא "שנה";
(2) בסעיף 47א, אחרי "או לשלם" יבוא "בהעברה בנקאית, בכרטיס אשראי, או" ואחרי "למוכר בלבד" יבוא "ואם ערך הנכסים או השירותים הוא 20,000 שקלים חדשים לפחות, חייב הוא לשלם רק בהעברה בנקאית, בכרטיס אשראי או בשיק כאמור";
(3) בסעיף 50(א), אחרי "לענין חשבונית מס," יבוא "וכן עוסק שקיבל חשבונית מס מאדם כאמור, וניכה את מס התשומות הכלול בה";
(4) בסעיף 52, אחרי סעיף קטן (ג) יבוא:

"(ד) המנהל רשאי לדרוש מאדם שהורשע בחמש השנים האחרונות בעבירה לפי סעיף 117, ערובות להנחת דעתו כתנאי לרישומו כעוסק, כמלכ"ר או כמוסד כספי; לענין זה, "אדם" - לרבות חבר בני אדם שמנהל פעיל בו, בעל מניות בו או שותף בו, לפי הענין, הורשע בעבירה כאמור.";

(5) בסעיף 61, אחרי סעיף קטן (ג) יבוא:

"(ד) רישום של פלוני לפי סעיפים 52, 55, 56 או 58 ניתן יהיה לביטול, אם נעברה על ידיו עבירה לפי סעיף 117 (ב) והוא לא המציא ערובות להנחת דעתו

דברי הסבר

סעיף 65
חוק מס ערך מוסף, התשל"ו-1976
לפסקה (1)
לפי סעיף 38 לחוק מס ערך מוסף, התשל"ו-1975 (להלן - חוק מע"מ), רשאי עוסק לנכות את מס התשומות הכלול בחשבונית מס שהוצאה לו כדין, או ברשימון יבוא או במסמך אחר, בתוך שישה חודשים מיום הוצאתם. מוצע להאריך את התקופה הקבועה בסעיף לתקופה של עד שנה מיום הוצאת החשבונית, הרשימון או המסמך האחר, לפי הענין.

לפסקה (2)
סעיף 47א לחוק מע"מ קובע כי בעסקאות שערכן 249 שקלים חדשים ומעלה קיימת חובה על הקונה לדרוש מהמוכר חשבונית מס או לשלם בשיק שהוא חתום עליו כמושך ונאמר בו כי התשלום למוכר בלבד. חובה זו מאפשרת פיקוח על עסקאות ומעקב אחר זהות הצדדים. כדי להיאבק בהון השחור, לרבות בתופעת החשבוניות הפיקטיביות, מוצע כי בעסקאות שערכן מעל 20,000 ש"ח תהיה חובה לשלם בהעברה בנקאית, בכרטיס אשראי או בשיק שהקונה חתום עליו כמושך ונאמר בו כי התשלום למוכר בלבד ולא להסתפק באפשרות של קבלת חשבונית מס מהמוכר, זאת כדי שניתן יהיה לעקוב אחר זהות הצדדים לעסקה. כמו כן, מוצע שגם בעסקאות בעלות היקף כספי נמוך יותר, ניתן יהיה לשלם בהעברה בנקאית או בכרטיס אשראי, בנוסף לחובה הקיימת בסעיף בנוסחו הנוכחי של קבלת חשבונית מס או תשלום בשיק המשוך לפקודת המוכר בלבד.

לפסקה (3)
סעיף 50(א) לחוק מע"מ קובע חיוב בכפל מס במקרה שבו אדם שאינו רשאי להוציא חשבונית מס, הוציא חשבונית מס או מסמך הנחזה כחשבונית מס. מוצע לאפשר חיוב בכפל מס כאמור גם על העוסק אשר קיבל אותה חשבונית או את המסמך הנחזה להיות חשבונית וניכה בשלם את מס התשומות הכלול בהם.

לפסקאות (4) ו-(5)
סעיף 52 לחוק מע"מ ענינו רישום חייבי מס (עוסק, מלכ"ר, מוסד כספי).
מוצע להקנות סמכות למנהל המכס ומע"מ לקבל ערובות להנחת דעתו, להבטחת תשלום המס כתנאי לרישומו של חייב במס, אשר בעבר לא קיים את הוראות החוק והורשע בעבירות הקבועות בחוק. בנוסף מוצע כי תהא למנהל המכס ומע"מ גם הסמכות לבטל את רישומו של חייב

במס אשר הורשע בעבירות המע״מ החמורות (אשר דורשות גם כוונה פלילית להתחמק מתשלום המס), אלא אם כן ימציא החייב במס ערובות להנחת דעתו של מנהל המכס ומע״מ להבטחת תשלום המע״מ.

(56) ס״ח התשל״ו, עמ׳ 52.

של המנהל; לענין זה, ״פלוני״ - לרבות מנהל פעיל, בעל מניות, או שותף בחבר בני אדם שנעברה על ידיו עבירה כאמור.״;

(6) בסעיף 62, אחרי ״סעיפים״ יבוא ״52(ג) או (ד)״;

(7) בסעיף 74(ג), בסופו יבוא ״ואולם על סירוב מנימוקים של הוצאת חשבונית מס שלא כדין, או ניכוי מס תשומות הכלול בחשבונית מס שהוצאה שלא כדין, רשאי החייב במס לערער רק לפני בית המשפט המחוזי.״;

(8) בסעיף 77א, אחרי סעיף קטן (א) יבוא:

״(א1) מצא המנהל כי תקבול לא נרשם כאמור בסעיף קטן (א) בסכום העולה על סכום שקבע שר האוצר, רשאי הוא לתפוס ולחלט כל סכום המגיע לעוסק לפי הוראות חוק זה עד גובה מחצית מסכום התקבול שלא נרשם כאמור, זולת אם שוכנע כי היתה סיבה מספקת לאי הרישום.״;

(9) אחרי סעיף 77א יבוא:

״הוצאה של חשבונית מס שלא כדין וניכוי מס תשומות שלא כדין

77ב. (א) עוסק שהוציא חשבונית מס שלא כדין, וכן עוסק שניכה את מס התשומות הכלול בחשבונית מס שהוצאה שלא כדין יראו את פנקסיו כבלתי קבילים באותה שנת מס.

(ב) עוסק שפעמיים או יותר בשנת מס אחת או בשנים עשר חודשים רצופים בשתי שנות מס, הוציא חשבונית מס שלא כדין או ניכה את מס התשומות הכלול בחשבונית מס שהוצאה שלא כדין, ומהן פעם אחת לפחות לאחר שהזהירו המנהל בכתב, חזקה שפנקסיו אינם קבילים גם בשתי שנות המס שקדמו לשנה שבה הוציא פעמיים חשבונית מס שלא כדין או ניכה פעמיים את מס

דברי הסבר

לפסקה (6)
סעיף 62 לחוק מע״מ מקנה זכות לנוגע בדבר להביא את טענותיו לפני מנהל המכס ומע״מ המפעיל סמכויותיו לענין רישום של חייבים במס, לרבות ביטול רישום. מוצע להרחיב את זכות הטיעון גם לגבי מי שטוען כי נפגע מהפעלת סמכות המנהל לפי סעיף 52(ג) לחוק מע״מ ולפי סעיף 52(ד) המוצע. **לפסקה (7)**
סעיף 74(ג) לחוק מע״מ מקנה סמכות מקבילה להגשת ערעור או ערר על סירוב המנהל לקבל דוח לבית המשפט המחוזי ולוועדות לקבילות פנקסים. מוצע לקבוע כי ניתן יהיה לערער על סירוב לקבל דוח במקרה של חשבוניות מס פיקטיביות אך ורק לפני בית המשפט המחוזי, כדי לייעל את ההליכים ולמנוע זימונם של עדים גם לפני הועדה וגם לפני בית המשפט במיוחד מאחר שתיקים אלה מרובים בעדויות וראיות נוספות המצריכות הכרעה של בית משפט.
לפסקה (8)
מוצע להרחיב את סעיף 77א לחוק מע״מ שענינו, בין השאר, אי קבילות פנקסים בשל אי רישום תקבול, באופן שניתן יהיה לעכב כל סכום המגיע לעוסק עד לגובה מחצית סכום התקבול שלא נרשם, אלא אם כן שוכנע המנהל שהיתה סיבה מספקת לאי הרישום.

לפסקה (9)
לסעיף 77ב המוצע
מוצע לקבוע, בדומה לאמור בסעיף 77א לחוק מע״מ, ביחס לאי רישום תקבולים ואי ניהול קופה רושמת, חזקה של אי קבילות פנקסי העוסק, גם במקרה של הוצאת חשבונית מס שלא כדין או ניכוי מס תשומות הכלול בחשבונית כאמור. מוצע כי על החלטת המנהל על פי הסעיף האמור

ניתן יהיה לערער בהתאם לסעיף 83 לחוק מע"מ כאילו היתה החלטה בהשגה.

תשומות הכלול בחשבונית מס שהוצאה שלא כדין, או גם בשנת המס שקדמה לשנה הראשונה שבתוך שנים עשר החודשים שבהם הוציא פעמיים חשבונית מס שלא כדין או ניכה פעמיים את מס תשומות הכלול בה, לפי הענין, אף אם דוחותיו נתקבלו והשומות נערכו לפיהם, זולת אם שוכנע המנהל כי העוסק לא ידע ולא יכול היה לדעת כי החשבונית הוצאה שלא כדין.

(ג) על החלטת המנהל לפי סעיפים קטנים (א) ו-(ב), ניתן לערער לפי סעיף 83 כאילו היתה החלטה בהשגה, בתוך 60 ימים מיום שנמסרה ההודעה על ההחלטה.

אי דיווח על עסקה

77ג. (א) לא כלל עוסק בדוח תקופתי שהגיש, עסקה שהיה עליו לכלול בו, יראו את פנקסיו כבלתי קבילים באותה שנת מס, זולת אם שוכנע המנהל כי היתה סיבה מספקת לאי הדיווח.

(ב) על החלטת המנהל לפי סעיף קטן (א), ניתן לערער לפי סעיף 83 כאילו היתה החלטה בהשגה בתוך 60 ימים מיום שנמסרה ההודעה על ההחלטה.";

(10) בסעיף 95 -

(א) אחרי סעיף קטן (א) יבוא:

"(א1) ניהל החייב במס פנקסי חשבונות או רשומות בסטיה מהותית מהוראות לפי חוק זה בין השאר בשל הוצאת חשבונית מס שלא כדין או ניכוי מס תשומות הכלול בחשבונית מס שהוצאה שלא כדין, רשאי המנהל להטיל עליו קנס בשיעור של 1.5% מסך כל מחיר עסקאותיו בשנת המס שבה נוהלו הפנקסים או הרשומות כאמור, ובלבד שהקנס לא יפחת מ-500 שקלים חדשים לחודש.";

(ב) בסעיף קטן (ב), בסופו יבוא "על החלטת המנהל לפי סעיף קטן (א1) רשאי החייב במס להגיש ערעור רק לפני בית משפט מחוזי בתוך התקופה כאמור";

(11) בסעיף 97, אחרי "מס" יבוא "או כפל מס";

(12) בסעיף 106 -

(א) בסעיף קטן (א), לפני ההגדרה "חוב" יבוא:

""בעל שליטה" - כהגדרתו בסעיף 119א לפקודת מס הכנסה;

"קרוב" - כהגדרתו בסעיף 105יא לפקודת מס הכנסה;";

דברי הסבר

לסעיף 77ג המוצע

מוצע לקבוע כי עוסק שלא כלל בדוח תקופתי שהגיש עסקה שהיה עליו לכלול בו, יראו את פנקסיו כבלתי קבילים באותה שנת מס, אלא אם כן שוכנע המנהל כי היתה סיבה מספקת לאי הדיווח. על החלטה זו ניתן יהיה לערער כאילו היתה החלטה בהשגה בתוך 60 ימים מיום שנמסרה ההודעה.

לפסקה (10)

סעיף 95 לחוק מע"מ ענינו קנס על אי ניהול ספרים.

מוצע להוסיף את סעיף קטן (א1) לפיו יוטל קנס של 1.5% ממחזורו של חייב במס שניהל פנקסי חשבונות או

רשומות בסטיה מהותית שענינה כולל הוצאת חשבונית מס שלא כדין או ניכוי מס התשומות הכלול בחשבונית כאמור.

כמו כן, מוצע לקבוע כי על החלטה בדבר הטלת קנס כמוצע בסעיף קטן (א1) ניתן יהיה לערער רק לפני בית המשפט המחוזי כפי שמוצע לקבוע לענין סעיף 74(ג) במקרה של סירוב לקבל דוח בשל סיבות אלה.

לפסקה (11)
מוצע לקבוע כי גם במקרה של הטלת כפל מס על פי סעיף 50 לחוק מע״מ ניתן יהיה לגבות, בדומה לכל חיוב מס אחר, גם תוספת של הפרשי הצמדה וריבית.

(ב) אחרי סעיף קטן (ב) יבוא:

״(ב1) לענין סעיף קטן (ב), יראו נכסים שהועברו כאמור באותו סעיף, כאילו הועברו בלא תמורה, אלא אם כן הוכח אחרת להנחת דעתו של המנהל.
(ב2) היה לחבר בני אדם חוב סופי והוא העביר את פעילותו לחבר בני אדם אחר שיש בו במישרין או בעקיפין אותם בעלי שליטה או קרוביהם, (בסעיף זה - החבר האחר), בלא תמורה, או בתמורה חלקית, בלי שנותרו לו אמצעים בישראל לסילוק החוב האמור, ניתן לגבות את החוב שהחבר חייב בו מהחבר האחר.

(ב3) בלי לגרוע מהוראות סעיפים קטנים (ב1) ו-(ב2), היה לחבר בני אדם חוב סופי והוא התפרק או הפסיק את פעילותו בלי ששילם את החוב האמור, יראו את הנכסים שהיו לחבר כאילו הועברו לבעלי השליטה בו בלא תמורה או בתמורה חלקית וניתן לגבות מהם את החוב, אלא אם כן הוכח אחרת להנחת דעתו של המנהל.״

(ג) במקום סעיף קטן (ג) יבוא:

״(ג) הוכח להנחת דעתו של המנהל שהנכסים הועברו בלא תמורה או בתמורה חלקית, לא יגבה ממי שקיבל נכסים כאמור יותר משווי הנכסים שקיבל בלא תמורה או מההפרש שבין התמורה החלקית ששילם לבין שווי הנכסים, ואם שילם מס בקשר להעברת הנכסים כאמור - לא יותר מהשווי או מההפרש כאמור, פחות סכום המס ששילם.״;

(13) אחרי סעיף 106א יבוא:

״גביה מבעל תפקיד

106ב. (א) עשה חבר בני אדם מעשה מהמפורטים בסעיף קטן (ג) והוצאה לו בשל כך שומה או הודעה על כפל מס, והערעור עליה נדחה על ידי בית המשפט המחוזי, רשאי המנהל או מי שהוא הסמיך לכך לקבוע כי בעל התפקיד בחבר בני האדם יהא גם הוא חייב בתשלום המס או כפל המס, לפי הענין;
(ב) קבע המנהל או מי שהוא הסמיך לכך כי על בעל התפקיד לשלם את המס או את כפל המס המגיע לפי הוראות סעיף קטן (א), ישולם המס על ידי בעל התפקיד בתוך 30 ימים לאחר המצאת ההודעה על החיוב בהם.

דברי הסבר

לפסקה (12)
תופעה רווחת כיום היא כי חברות נוהגות להתחמק מתשלום מע״מ מצד אחד, ומצד שני לאחר חיוב על ידי רשות המס הן מפסיקות פעילות ו״נעלמות״. יתר על כן, במקרים רבים לאחר סיום ההליכים המשפטיים ואישור החיוב על ידי בית משפט עומד אגף המכס ומע״מ לפני ״שוקת שבורה״, שכן החברה כבר חוסלה ונמחקה או רוקנה מנכסיה. כתוצאה מכך על אף הזכיה המשפטית לא ניתן לגבות את המס מהחברה. מצב דומה קיים גם במקרים שבהם החברה לא נקטה כלל הליכים לתקיפת החיוב במס, קרי לא הגישה השגה או ערעור ולכן על אף שהחיוב במס הפך סופי ובר גביה לא ניתן לגבות את המס מהחברה.
על כן, במטרה לגבות את המס נשוא החיוב, מוצע להעניק למנהל את שיקול הדעת לחייב את האורגנים של החברה בתשלום המס במקרים שבהם למעשים נשוא החיוב, שביצעו בפועל האורגנים של החברה, מתלווה סממן של מרמה.

(ג) בסעיף זה, "בעל תפקיד" - כל מי שבעת ביצוע מעשה מהמפורטים להלן היה בעל תפקיד בחבר בני האדם כאמור בסעיף 119:

(1) מסר ידיעה לא נכונה או לא מדויקת או מסר דוח או מסמך אחר הכוללים ידיעה כאמור;
(2) הוציא חשבונית מס או מסמך הנחזה כחשבונית מס, בלי שהיה זכאי לעשות כן או לאחר שנאסר עליו לעשות כן;
(3) לא הגיש דוח שיש להגישו לפי חוק זה או התקנות לפיו;
(4) לא הוציא חשבונית מס למרות שהיה חייב להוציאה;
(5) הוציא חשבונית מס או מסמך הנחזה כחשבונית מס בלי שעשה או התחייב לעשות עסקה שלגביה הוציא את החשבונית או את המסמך האמור;
(6) הוציא תעודת זיכוי או מסמך הנחזה כתעודת זיכוי בלי שהיה רשאי לעשות כן;
(7) ניכה מס תשומות בלי שיש לגביו מסמך כאמור בסעיף 38.

(ד) סעיפים קטנים (א) עד (ג) יחולו גם על שומה או הודעה על כפל מס שלא הוגשו עליהם השגה או ערעור במועד הקבוע בחוק זה.";

(14) אחרי סעיף 108 יבוא:

"קבלת מידע מהמוסד לביטוח לאומי

108א. (א) על אף האמור בכל דין, רשאי המנהל לקבל מאת המוסד לביטוח לאומי כל מידע שנקבע לפי סעיף קטן (ב) אשר הגיע אל המוסד לביטוח לאומי אגב ביצוע תפקידו, והנדרש למנהל לצורך מילוי תפקידו על פי כל דין.
(ב) שר האוצר, בהסכמה עם שר המשפטים ובהתייעצות עם שר הרווחה, יקבע את סוגי המידע שהמנהל רשאי לקבל לפי הוראות סעיף קטן (א)";

דברי הסבר

לפסקה (13)
במקרה שבו חברה שיש לה חובות מס מפסיקה את פעילותה, לעתים אין אפשרות לגבות את חובות המס שצברה.
מוצע לקבוע כי גביית מס על פי סעיף זה תתאפשר גם מחברה שאליה הועבר עיקר פעילותה של חברה שהיה לה חוב מס, אם בשתי החברות אותם בעלי שליטה וכן מוצע לאפשר במקרים מסוימים את גביית חוב המס שהחברה חייבת בו מבעלי השליטה בה, על ידי קביעת חזקה, הניתנת לסתירה על ידי בעלי השליטה, כי נכסי החברה שהפסיקה את פעולתה הועברו אליהם.

לפסקאות (14) ו-(18)
ראה דברי הסבר לפסקה (14) של סעיף 55.

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(15) בסעיף 116(א), אחרי "למעט מועד להגשת ערעור או ערר" יבוא "ולמעט המועד לניכוי מס תשומות הקבוע בסעיף 38";
(16) בסעיף 117(ב), בפסקה (8), המילים "במטרה להתחמק או להשתמט ממס" - יימחקו.
(17) בסעיף 132, אחרי "חשבונית מס" יבוא "שהוצאה כדין".
(18) בסעיף 142(א), אחרי פסקה (2) יבוא:

״(3) המידע נדרש למוסד לביטוח הלאומי לצורך מילוי תפקידו כאמור בסעיף 384א לחוק הביטוח הלאומי.״

תיקון פקודת המכס

66.בפקודת המכס -

(1) בסעיף 1, אחרי ההגדרה ״מנהל״ יבוא:

״״מסי יבוא״ - מכס, מס קניה על יבוא, מס ערך מוסף על יבוא וכן כל מס או היטל אחרים המוטלים על יבוא טובין, על פי כל דין;״;

(2) בסעיף 53(א)(1), במקום ״להגיש לפני בואה של אניה לנמל ועד עשרים וארבע שעות לאחר בואה ולפני שפורק הצובר״ יבוא ״להגיש עד עשרים וארבע שעות לפני בואה של אניה לנמל״;

דברי הסבר

לפסקה (15)
בית המשפט קבע לאחרונה כי יש להאריך את התקופה לניכוי מס תשומות גם לגבי מי שהעלים עסקאות.
לאור העובדה שהוארכה התקופה לכלל העוסקים לניכוי המס כאמור מחצי שנה לשנה מיום הוצאת החשבונית, הרשימון או המסמך האחר, אין מקום לאפשר למנהל הארכה נוספת.

לפסקה (16)
סעיף 117 לחוק מע״מ ענינו ״עבירות״.
הסיפה הקיימת בסעיף 117(ב)(8) ״במטרה להתחמק או להשתמט ממסי״ מיותרת, שכן היא מהווה חזרה על הרישה לסעיף 117(ב) ולפיה, בכל העבירות נשוא הסעיף יש להוכיח מטרה להתחמק או להשתמט מתשלום מס. על כן מוצע למחקה.

לפסקה (17)
מוצע לקבוע כי על מי שניכה מס תשומות על פי חשבונית מס יהיה להוכיח לא רק את עצם קבלת החשבונית, כפי שהמצב כיום, אלא גם להוכיח את תקינות החשבונית, קרי את הוצאתה כדין.

סעיף 66
פקודת המכס [נוסח חדש]
לפסקה (1)
פקודת המכס מהווה פקודת מסגרת לכל תהליכי היבוא והיצוא המבוצעים תחת פיקוח רשות המכס. במקרה של הברחת טובין קיימת בדרך כלל השתמטות מכלל מסי היבוא ולא בהכרח ממכס בלבד. לפיכך מוצע להגדיר ״מסי יבוא״ כמכס, מס קניה ומע״מ על יבוא וזאת כדי לחייב בקנסות בהתאם לסכום כל מסי היבוא אשר הטובין המוברחים חבים בהם.

לפסקה (2)
סעיף 53 לפקודת המכס מורה להגיש מצהר כניסה לנמל, עד 24 שעות לאחר בוא האניה לנמל. דבר זה מאפשר לקברניט האניה להתקרב לנמל ואף לשהות בו במשך 24 שעות בלי להגיש מצהר ולנצל את פרק הזמן האמור כדי להבריח טובין לארץ. היה ונתפס עם הטובין קודם להברחתם, יוכל לטעון כי הטובין הם חלק ממטען האניה שעליו התכוון להצהיר.
לפיכך מוצע לקבוע כי הקברניט יהיה חייב בהגשת המצהר עד 24 שעות לפני בואה של האניה לנמל. באופן זה, היה ובכוונתו להבריח טובין וייתפס כשבידו הטובין, לא יוכל לתקן את הצהרתו ולהתחמק מענישה.

---

(3) בסעיף 190 האמור בו יסומן ״(א)״, ובו, המילים ״והמנהל היה רשאי למכרם״ והסיפה החל במילים ״ואולם אם היו הטובין״ - יימחקו, ואחריו יבוא:

״(ב) על אף הוראות סעיף קטן (א), רשאי המנהל להורות לגבי סוגי טובין מסוימים, כי אם האדם שמידו נתפסו הטובין או בעל התפוס לא ימסור הודעה בכתב עד בתוך שבעה ימים מיום התפיסה כי הוא תובע

את התפוס, יראו את הטובין שנתפסו כמוחרמים.";

(4) במקום סעיף 193 יבוא:

"העשיה באניות ובטובין

193. אניה, כלי הובלה או טובין שהוחרמו, רשאית רשות המכס למכרם או להשמידם או לעשות בהם כדרך שהורה המנהל, ואולם טובין שנתפסו והם דבר האבד או בעל חיים חי, רשאי גובה המכס למכרם או להשמידם מיד, גם אם טרם הוחרמו."

(5) בסעיף 203(ב), במקום "יהיה בעל האניה צפוי לקנס שלא יעלה על אלף לירות" יבוא "רשאי המנהל להטיל על בעל האניה קנס בשיעור שלא יעלה על פי עשרה מהקנס האמור בסעיף 61(א)(4) לחוק העונשין, התשל"ז-1977[57] (להלן - חוק העונשין), או פי שלושה מסכום מסי היבוא שנחסכו או שאמורים להיחסך, לפי הגבוה מביניהם";

(6) אחרי סעיף 203 יבוא:

"דרישת קנס ותשלומו וערעור עליו

203א. (א) קנס ישולם, לפי דרישת המנהל בכתב בתוך שלושים ימים מיום קבלת הדרישה; הדרישה תוצא לאחר שהודע למי

דברי הסבר

לפסקה (3)
סעיף 190 לפקודת המכס ענינו תפיסת טובין. כיום במקרה של תפיסה קיימת אפשרות לבעל הטובין להודיע בתוך חודש כי הוא מעוניין לתבוע את הטובין. מוצע, עקב בעיה שהתעוררה בתפיסות מרובות של סיגריות, אשר הביאו למחסור במקומות אחסון, לקצר את התקופה ביחס לטובין מסוימים לשבוע ימים בלבד.

לפסקה (4)
מוצע להבהיר את המצב המשפטי הקיים, ולפיו רשאית רשות המכס לעשות בטובין שהוחרמו כפי שיורה המנהל.

לפסקאות (5) ו-(6)
סעיף 203 לפקודת המכס ענינו חילוט כלי שיט. קודם לתיקון המוצע קבע הסעיף כדלקמן:
"203. (א) אלה כלי שיט שיחולטו למדינה אם אין הקיבול הרשום שלהם עולה על 250 טונות:

(1) כלי שיט ששימש בהברחה, או ששימש ביודעין להוביל שלא כדין טובין מוברחים או מחולטים;

(2) כלי שיט שנמצא במימי חופין של ישראל ולא נעצר כדי לאפשר את העליה אליו לאחר שנדרש כדין לעשות כן;

(3) כלי שיט השוהה במימי חופין של ישראל ואינו מפליג מיד לאחר שנדרש לכך על ידי מפקד או ממונה על אנייה שבשירות המדינה או על ידי פקיד מכס;

(4) כלי שיט שממנו הושלכו, או שופכו או הושמדו טובין מתוך כוונה למנוע תפיסתם בידי רשות המכס;

(5) כלי שיט שנמצא בתחומו של נמל כשהוא טעון מטען, ואחר כך נמצא שאין בו מטען, או שיש בו נטל סתם או שמטענו חסר ואין בידי הקברניט להסביר את השינוי הסבר כדין;

(6) כלי שיט הנמצא במימי חופין של ישראל ויש בו מחיצות מרמה, חרטומי מרמה, דפנות מרמה, תחתיות מרמה או מקומות חשאיים או מוסווים שהוכשרו להעלמת טובין, או שיש בו חור, צינור או כל אמצעי אחר שהוכשרו להכנסת טובין.

[57] ס"ח התשל"ז, עמ' 226.

שאליו נועדה על הכוונה להוציאה וניתנה לו הזדמנות נאותה לטעון את טענותיו.

(ב) לא שולם הקנס במועד, ייווספו עליו הפרשי הצמדה וריבית לפי חוק פסיקת ריבית והצמדה, התשכ״א-1961[58] (להלן - הפרשי הצמדה וריבית), עד לתשלומו.

(ג) (1) על דרישה לתשלום קנס ניתן לערער לפני בית משפט שלום.
(2) הערעור יוגש בתוך שלושים ימים מיום שהודע על הטלת הקנס.
(3) אין בערעור כדי לעכב את תשלום הקנס אלא אם כן הורה בית המשפט אחרת.
(4) התקבל הערעור, יוחזר סכום הקנס וייווספו עליו הפרשי הצמדה וריבית מיום תשלומו עד יום החזרתו.
(5) על החלטת בית משפט השלום בערעור ניתן לערער ברשות לפני בית המשפט המחוזי שידון בערעור בדן יחיד.״;

(7) בסעיף 211(א) -

(א) ברישה, במקום ״שישה חודשים או קנס מאה לירות״ יבוא ״מאסר שלוש שנים או כפל הקנס האמור בסעיף 61(א)(4) לחוק העונשין, התשל״ז-1977 (להלן - חוק העונשין), ובמקום ״המכס החל״ יבוא ״מסי היבוא החלים״;
(ב) אחרי סעיף קטן (א) יבוא:

״(א1) נעברה עבירה לפי סעיף קטן (א) בנסיבות מחמירות, דינו - מאסר 5 שנים או קנס בסכום של פי ארבעה מהקנס האמור בסעיף 61(א)(4) לחוק העונשין ובהחזקת טובין מוברחים אף תשלום פי שלושה מסכום מסי היבוא החלים על אותם טובין״;

דברי הסבר

(ב) אניה שהקיבול הרשום שלה עולה על 250 טונות, והיו מחלטים אותה אילו היה הקיבול הרשום שלה 250 טונות או פחות, יהיה בעל האניה צפוי לקנס שלא יעלה על אלף לירות ומותר לעצור את האניה עד שישולם הקנס או עד שתינתן ערובה לשילומו.
(ג) כלי הובלה שאינו כלי שיט ושימש בהברחה, או שימש ביודעין להוביל שלא כדין טובין מוברחים או מחולטים, יחולט למדינה.״
התיקון המוצע מעדכן את הקנס הנקוב בסעיף
203(ב) לקנס מרתיע, כך שבעל אניה שמשקלה מעל 250 טונות ידע, כי אם ייתפס בהברחה, יוכל לקבל קנס בגובה של כ-50,000 ש״ח או פי שלושה מגובה מסי היבוא שנחסכו או היו אמורים להיחסך בהברחה.
יצוין, כי ״בעל״ לענין כלי הובלה מוגדר בסעיף 1 לפקודה כ״לרבות אדם הפועל כסוכנו של הבעל, או מי שהבעל הרשהו לקבל דמי הובלה או תשלומים אחרים המשתלמים בקשר לאותם כלי הובלה;״.
מוצע להסדיר את זכות הערעור על הטלת הקנס בחוק.

לפסקה (7)
סעיף 211 לפקודה ענינו עבירת הברחה. מוצע להחמיר את הענישה בשל הברחה כך שבמקום מאסר שישה חודשים או קנס מאה לירות, יועלו עונשי המאסר והקנס כאמור בסעיף המוצע.

[58] ס״ח התשכ״א, עמ׳ 192.

(8) בסעיף 231א, אחרי "106" יבוא "106ב";
(9) אחרי סעיף 231א יבוא:

"דרכי גביה 231א1. פקודת המסים (גביה) תחול על גביית מס המגיע לאוצר המדינה לפי פקודה זו.";

(10) סעיף 236 - בטל.

תיקון חוק מס הבולים על מסמכים

67.בחוק מס הבולים על מסמכים, התשכ"א-1961[59], בסעיף 15(א), המילים:
"קבלה - נותן הקבלה";
"חשבון - נותן החשבון;"
ו-"שיק - הבנקאי הפורע" -
"ימחקו, ובסופו יבוא "מסמך אחר - הצדדים החתומים על המסמך, יחד או לחוד."

דברי הסבר

לפסקה (8)
פקודת המסים (גביה) מופעלת ביחס למכס מכוח אכרזת גביית מסים (מכס), התשט"ז-1956, פורסמה בק"ת 584 מיום 23.2.1956. מוצע להחיל את פקודת המסים (גביה) על ידי קביעה כאמור בפקודת המכס עצמה, כפי שקיים ביחס למס ערך מוסף ומס קניה.

לפסקה (9)
התיקון מתבקש כהמשך לתיקון סעיף 193 כאמור לעיל.
סעיף 67
חוק מס בולים על מסמכים, התשכ"א-1961
כיום נפגעת הגביה לפי חוק מס בולים בהיעדר קביעה בחוק, לגבי מרבית המסמכים, מיהו החייב בתשלום המס. זאת בניגוד לחוקי מס אחרים שבהם נקבע באופן מפורש מיהו החייב בתשלום המס. אי לכך מוצע לקבוע לגבי מסמכים, שאינם מפורטים בסעיף 15 לחוק, מי יהא החייב בתשלום מס הבולים בשלהם.

[59] ס"ח התשכ"א, עמ' 64.

פרק י"א: היטל על העסקת עובדים זרים

הגדרות

68.(א) בפרק זה -
"הכנסה" - הכנסה לפי סעיף 2(2) לפקודה;
"מעסיק" -
כל המשלם הכנסה לעובד זר, או האחראי לתשלומה, לרבות מי שדינו לענין תשלום מסים כדין המדינה;

"עובד זר" -
כהגדרתו בחוק עובדים זרים (איסור העסקה שלא כדין והבטחת תנאים הוגנים), התשנ"א-1991[60], למעט כל אחד מאלה:

(1) עובד זר שפרק ו' לחוק יישום ההסכם בדבר רצועת עזה ואזור יריחו (הסדרים כלכליים והוראות שונות) (תיקוני חקיקה), התשנ"ה-1994[61], חל עליו;
(2) עובד זר המועסק כדין בישראל שהוא אזרח במדינה הגובלת בישראל והיוצא את ישראל, בדרך כלל בתום יום העבודה, למקום מגוריו באותה מדינה;
(3) עובד זר המועסק כדין במתן טיפול סיעודי;

"הפקודה" - פקודת מס הכנסה[62].
(ב) לכל מונח בפרק זה תהיה המשמעות הנודעת לו בפקודה, אלא אם כן נאמר במפורש אחרת.

היטל על העסקת עובד זר ושיעורו

69.(א) מעסיק חייב בהיטל בשיעור של 15% מסך כל ההכנסה של עובד זר ששילם בשנת המס (בפרק זה - ההיטל).
(ב) ההיטל לא ינוכה, במישרין או בעקיפין, מההכנסה של העובד הזר.

תשלום ההיטל

70.מעסיק ישלם לפקיד השומה את ההיטל במועדים שנקבעו לפי הוראות הפקודה לתשלום מס שיש לנכותו במקור מאותה הכנסה של העובד הזר.

תחולת הוראות הפקודה

71.הוראות הפקודה יחולו, בשינויים המחויבים, על ההיטל כאילו היה מס שיש לנכותו מההכנסה של העובד הזר, לרבות ההוראות שענינן דיווח, גביה ועונשין, אלא אם כן נקבע אחרת לענין מסוים לפי פרק זה, ויראו מעסיק שלא שילם את ההיטל כמי שניכה מס במקור ולא שילם אותו לפקיד השומה כאמור בסעיף 219 לפקודה.

ביצוע ותקנות

72.שר האוצר ממונה על ביצוע הוראות פרק זה והוא רשאי להתקין תקנות לביצועו.

דברי הסבר

עלות העסקת עובד זר נמוכה מעלות העסקת עובד ישראלי. כדי להקטין את התמריץ להעסיק עובד זר, מוצע לחייב כל מעסיק של עובד זר בהיטל בשיעור של 15% מסך כל הכנסת העבודה ששילם לעובד הזר.

הוראות הפקודה יחולו על ההיטל כאילו היה מס שעל המעביד לנכות במקור לפי הוראות הפקודה.

(60) ס״ח התשנ״א, עמ׳ 112; התשס״ג, עמ׳ 111.
(61) ס״ח התשנ״ה, עמ׳ 66; התשנ״ז, עמ׳ 20.
(62) דיני מדינת ישראל, נוסח חדש 6, עמ׳ 120.

פרק י״ב: חקלאות

תיקון חוק מועצת הפירות (ייצור ושיווק)

73.בחוק מועצת הפירות (ייצור ושיווק), התשל״ג-1973[63] -

(1) בשם החוק, במקום ״הפירות״ יבוא ״הצמחים״;
(2) בסעיף 1 -

(א) בהגדרה ״המועצה״, במקום ״הפירות״ יבוא ״הצמחים״;
(ב) אחרי ההגדרה ״ועדת מכסות״ יבוא:

״״ועדה ענפית״ - ועדה שמונתה לפי סעיף 10א;״;

(ג) בהגדרה ״מגדל״, בכל מקום, במקום ״פירות״ יבוא ״צמחים״;
(ד) בהגדרה ״מכסת נטיעה אישית״, במקום ״נטיעה״ יבוא ״גידול״;
(ה) בהגדרה ״מין של פירות״, בכל מקום, במקום ״פירות״ יבוא ״צמחים״ וברישה, לפני המילה ״כולל״ יבוא

"הצמחים המפורטים בכל ענף בתוספת";

(ו) אחרי ההגדרה "מין של פירות" יבוא:

""מקום גידול" - לרבות מטע, פרדס, שדה או חממה, שבו מגדלים צמחים;

"ענף" - כל אחד מאלה: ענף הירקות, ענף הפירות, ענף פרי ההדר וענף צמחי הנוי;";

(ז) במקום ההגדרה "פירות" יבוא:

""צמחים" - הצמחים המפורטים בכל הענפים בתוספת;";

(ח) ההגדרה "פרי הדר" - תימחק;

(3) בסעיף 2 -

(א) בסעיף קטן (א), במקום "פירות" יבוא "צמחים" ובמקום "הפירות" יבוא "הצמחים";
(ב) בסעיף קטן (ב), במקום "הפירות" יבוא "הצמחים";
(ג) בסעיף קטן (ג), במקום "הפירות" יבוא "הצמחים";

(4) בסעיף 4 -

(א) בסעיף קטן (ב) -

(1) בפסקה (1), ברישה, לפני "נציגי" יבוא "חברים שהם", אחרי "המגדלים" יבוא "מכל ענף", במקום "המועצה;" יבוא "המועצה," ובסופה יבוא "ובלבד שמספרם של החברים כאמור מכל ענף יהיה לפי החלק היחסי של אותו ענף במחזור הכספי השנתי הכולל של הענפים בגידול

דברי הסבר

סעיף 73

לפסקאות (1) עד (3), (7), (8), (10), (12), (14) עד (19), (22), (25) עד (27), (29), (33), (34), (36) עד (40), (42), (45) ו-(46)

מועצת הפירות, מועצת צמחי הנוי ומועצת הירקות, שהוקמו לפי חוק מועצת הפירות (ייצור ושיווק), התשל"ג-1973, כנוסחו ערב תחילתו של חוק זה (להלן -חוק מועצת הפירות), חוק המועצה לייצור ולשיווק של של ירקות, התשי"ט-1959, כנוסחו ערב תחילתו של חוק זה (להלן - חוק מועצת הירקות), וחוק המועצה לצמחי נוי (ייצור ושיווק), התשל"ו-1976, כנוסחו ערב תחילתו של חוק זה (להלן - חוק מועצת צמחי הנוי), לפי הענין, מבצעות פעילויות דומות באמצעות מנגנונים נפרדים. כפילות זו כרוכה בעלויות מיותרות המוטלות על מגדלי פירות, ירקות וצמחי נוי כהגדרתם בכל אחד מהחוקים האמורים (להלן - המגדלים). כדי לחסוך בעלויות אלה, מוצע לאחד את המועצות כאמור למועצה אחת שתיקרא מועצת הצמחים (להלן - מועצת הצמחים), ולהסדיר את כל ההוראות בענינה במסגרת חוק מועצת הפירות (ייצור ושיווק), התשל"ג-1973.

(63) ס"ח התשל"ג, עמ' 310; התשס"ג, עמ' 150.

צמחים; החברים האמורים בפסקה זו ייבחרו על ידי המגדלים מכל ענף, מתוכם, בבחירות חשאיות, כפי שיקבעו השרים;";

(2) בפסקה (2), במקום הרישה המסתיימת במילים "ומספר כולם" יבוא "חברים מקרב יצרנים של מוצרי צמחים, משווקים מורשים של צמחים, סוחרי הצמחים ויצואני הצמחים, מכל ענף, שמספרם יהיה בהתאם לחלק היחסי של אותו ענף במחזור הכספי השנתי הכולל של הענפים בייצור מוצרי צמחים, בשיווק צמחים, בסחר בצמחים או בייצוא צמחים, לפי הענין; מספרם הכולל של החברים כאמור";

(3) אחרי פסקה (2) יבוא:

"(3) שני חברים מקרב צרכנים של צמחים, שהם בעלי ניסיון וידע בתחום הגנת הצרכן.";

(ב) בסעיף קטן (ג), אחרי המילים "מנציגי הציבור" יבוא "כאמור בסעיף קטן (ב)(1) או (2)";
(ג) בסעיף קטן (ד), במקום "וכן העילות" יבוא "והעילות", אחרי המילים "מינויים כאמור" יבוא "וכן כללים לענין אופן בחירתם של נציגי המגדלים" והסיפה החל במילים "נציגי הציבור במועצה" - תימחק;
(ד) בסעיף קטן (ו) -

(1) אחרי המילים "לחבר המועצה" יבוא "שמונה על ידם" ואחרי המילים "בתפקיד זה" יבוא "ובלבד שממלא המקום של חבר המועצה יהיה מקרב אותה קבוצה שמתוכה נתמנה החבר שבמקומו הוא בא; היה חבר המועצה נציג המגדלים כאמור בסעיף קטן (ב)(1), יתמנה ממלא המקום מבין אלה שהגישו את מועמדותם לבחירות לפי אותו סעיף קטן, ושלא נבחרו;";
(2) הסיפה החל במילים "מינוי ממלא מקום" - תימחק;

(5) בסעיף 7(ה) -

(א) במקום הרישה עד המילים "בסעיף קטן זה -" יבוא:

"על אף האמור בסעיף קטן (א) -

(1) לא תתקבל במועצה החלטה בנושא מיוחד הנוגע לענף מסוים בניגוד להמלצת הועדה הענפית של אותו ענף, אלא ברוב מיוחס;";

דברי הסבר

איחוד זה מהווה שלב שני במהלך שהחל במסגרת חוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת הכספים 2003), התשס"ג-2002 (להלן - חוק ההסדרים 2002), שבו נקבע כי מועצת הפירות ומועצת פרי ההדר, יאוחדו במסגרת חוק מועצת הפירות, החל ביום 1 ביולי 2003.

לפסקה (4)
מוצע לתקן את סעיף 4 לחוק מועצת הפירות, שענינו הרכב המועצה, מינויה והחברות בה, כך שיינתן ייצוג במועצה למגדלי צמחים, ליצרנים של מוצרי צמחים, למשווקים מורשים של צמחים, לסוחרי צמחים, ליצואני צמחים ולצרכנים מכל ענף כהגדרתו בפסקה (1) המוצעת לפי החלק היחסי של אותו ענף במחזור הכספי השנתי הכולל של כל הענפים יחד.
עוד מוצע לקבוע כי הנציגים במועצת הצמחים שהם מקרב המגדלים מכל ענף ייבחרו על ידי המגדלים מאותו ענף בבחירות חשאיות, כפי שיקבעו השרים, וכי שני נציגי הצרכנים במועצה יהיו בעלי ידע וניסיון בתחום הגנת הצרכן.
לפסקאות (5) ו-(6)
כדי להגן על האינטרסים השונים של המגדלים בכל אחד מן הענפים, מוצע לשמר את ההפרדה בין ענף הפירות, ענף פרי ההדר, ענף צמחי הנוי וענף הירקות, גם בתוך המסגרת המאוחדת של מועצת הצמחים. הפרדה זו תושג באמצעות הקמת ועדות ענפיות נפרדות, אשר ימנה שר החקלאות ופיתוח הכפר מבין חברי מועצת הצמחים ושלא מבין חבריה (להלן - ועדות ענפיות).

(ב) בפסקאות (1) ו-(2), במקום "מגדלי פרי הדר" יבוא "מגדלים של ירקות, פירות, פרי הדר או צמחי נוי";
(ג) פסקאות (3) ו-(4) - יימחקו;
(ד) בפסקה (5), בסופה יבוא "וכן נכסים שהיו בידי המועצה לייצור ולשיווק של ירקות כמשמעותה בחוק המועצה לייצור ולשיווק של ירקות, התשי"ט-1959[64], נכסים שהיו בידי המועצה כהגדרתה בחוק מועצת הפירות (ייצור ושיווק), התשל"ג-1973, ונכסים שהיו בידי המועצה לייצור ולשיווק צמחי נוי כהגדרתה בחוק המועצה לצמחי נוי (ייצוא ושיווק), התשל"ו-1976[65], לפני יום ו' בטבת התשס"ד (1 בינואר 2004);";

(ה) אחרי פסקה (5) יבוא:

"(6) הלוואות למגדלים של ירקות, פירות, פרי הדר או צמחי נוי למימון הוצאות הון חוזר;
(7) עידוד וייזום מחקרים הקשורים בצמחים ובמוצריהם;
(8) פרסום וקידום מכירות של צמחים;";

(ו) בסופו יבוא:

"(2) (א) לא תתקבל במועצה החלטה לגבי ענף מסוים בכל אחד מהנושאים המפורטים להלן בניגוד להמלצת הועדה הענפית של אותו ענף:

(1) פעולות להדברה ולמניעה של מזיקים במקומות גידול;
(2) הסדרת הייצוא של צמחים.

(ב) התעוררה מחלוקת בין ועדה ענפית לבין המועצה בנושאים המפורטים בפסקאות משנה (1) ו-(2) של פסקה (2)(א) יכריע שר החקלאות ופיתוח הכפר במחלוקת לאחר ששמע את עמדת הועדה הענפית ואת עמדת המועצה.";

(6) אחרי סעיף 10 יבוא:

"ועדות ענפיות וועדות משנה

10א. (א) שר החקלאות ופיתוח הכפר ימנה ועדה ענפית לכל ענף.
(ב) חברי הועדה הענפית יהיו מבין חברי המועצה ושלא מבין חבריה, ובלבד שבכל ועדה ענפית יהיה רוב חבריה מבין המגדלים באותו ענף.

דברי הסבר

הועדות הענפיות יהיו רשאיות למנות ועדות משנה למין או למינים של צמחים באותו ענף.
הועדות הענפיות ימליצו למועצת הצמחים בענין הפעולות שתבצע המועצה באותו ענף ובענין ניהול הקרן המיוחדת באותו ענף. כמו כן, שר החקלאות ופיתוח

הכפר ישמע את הועדות הענפיות וועדות המשנה בטרם יקבע את גובה ההיטלים שיוטלו על כל ענף או מין צמחים.
כן מוצע כי לא תתקבל החלטה בנושאים של פעולות להדברה ולמניעה של מזיקים והסדרת היצוא

(64) ס"ח התשי"ט, עמ' 222; התשמ"א, עמ' 178.
(65) ס"ח התשל"ו, עמ' 277; התש"ם, עמ' 230.

(ג) הועדה הענפית תמליץ לפני המועצה בכל הנוגע לפעילויות המועצה לגבי אותו ענף ולדרכי ניהול הקרן המיוחדת לאותו ענף.
(ד) הועדה הענפית רשאית למנות לעצמה ועדת משנה לכל מין של צמחים (בחוק זה - ועדת משנה).
(ה) חברי ועדת המשנה יהיו מבין חברי הועדה הענפית ושלא מבין חבריה, ובלבד שבכל ועדת משנה יהיה רוב חבריה מבין המגדלים של אותו מין צמחים.
(ו) ועדת המשנה תמליץ לפני המועצה בכל הנוגע לפעילויות המועצה לגבי אותו מין צמחים ולדרכי ניהול הקרן המיוחדת לאותו מין.
(ז) שר החקלאות ופיתוח הכפר יקבע בכללים -

(1) את מספר חברי הועדות הענפיות וועדות המשנה, תקופת כהונתם, תנאי כשירותם ודרכי בחירתם;

(2) את סדרי הדיון של הועדות הענפיות וועדות המשנה ונוהלי עבודתן.";

(7) בסעיף 11 -

(א) בפסקה (1), בכל מקום, במקום "ענף הפירות" יבוא "הענפים" ובמקום "לפיתוחו ולביסוסו" יבוא "לפיתוחם ולביסוסם";
(ב) בפסקה (4), במקום "פירות" יבוא "צמחים";
(ג) בפסקה (5), במקום "בענף הפירות ובמוצריו" יבוא "בענפים ובמוצריהם";
(ד) בפסקה (6), במקום "פירות" יבוא "צמחים";

(8) בסעיף 12 -

(א) בסעיף קטן (א), במקום "ענף הפירות" יבוא "הענפים";
(ב) בסעיף קטן (ב)(1), במקום "הפירות" יבוא "הצמחים";

(9) בסעיף 13 -

(א) בסעיף קטן (א), במקום "על יבול הפירות או על המטעים" יבוא "על יבול הצמחים או על מקום גידולם" ובמקום "הפרי" יבוא "הצמחים";
(ב) בסעיף קטן (ג), במקום "היטלים שהטילה" יבוא "היטלים שהטיל השר";

(10) בסעיף 14(א), במקום "פירות" יבוא "צמחי", במקום "הפירות" יבוא "הצמחים" ובמקום "לפרי" יבוא "לצמח";
(11) בסעיף 15, פסקה (4) - תימחק;

דברי הסבר

של צמחים בניגוד להמלצת הועדה הענפית של אותו ענף, ואולם במקרה של מחלוקת בין הועדה הענפית למועצת הצמחים, יכריע בה שר החקלאות ופיתוח הכפר.
נוסף על כך מוצע לקבוע כי בנושאים של ביטוח מגדלים מפני נזקי או אסונות טבע, נכסים, הלוואות למימון הוצאות הון חוזר, עידוד וייזום מחקרים הקשורים בצמחים ובמוצריהם ופרסום וקידום מכירות של צמחים, לא תתקבל החלטה במועצת הצמחים בניגוד להמלצת הועדה הענפית, אלא ברוב מיוחס של חברי המועצה.

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(12) בכותרת פרק רביעי, במקום "נטיעה וגידול פירות" יבוא "גידול של צמחים";
(13) בסעיף 20 -

(א) בכותרת השוליים, במקום "הנטיעה" יבוא "הגידול";
(ב) ברישה, במקום "המועצה רשאית - בכפוף להחלטות שר החקלאות -" יבוא "שר החקלאות ופיתוח הכפר רשאי" ובמקום "לתכנון הנטיעה של פירות או של מין פירות פלוני" יבוא "לתכנון הגידול של צמחים או של מין צמחים";
(ג) בפסקה (1), במקום "הסדרת הנטיעה של מטעי פירות" יבוא "הסדרת הגידול של צמחים";
(ד) בפסקה (3), במקום "במטעי הפירות" יבוא "במקומות הגידול של צמחים";
(ה) בפסקה (4), במקום "פירות" יבוא "צמחים";
(ו) בפסקה (5), במקום "מטעים" יבוא "מקומות גידול" ובמקום "הפירות" יבוא "הצמחים";

(14) בסעיף 21 -

(א) בכותרת השוליים, במקום "והנטיעה" יבוא "והגידול";
(ב) בסעיף קטן (א), במקום "נטיעת מטעי פירות" יבוא "גידול צמחים" ובמקום "הנטיעה" יבוא "הגידול";

(ג) בסעיף קטן (ב), במקום "הנטיעה" יבוא "הגידול" ובמקום "למכסות נטיעה" יבוא "למכסות גידול";

(15) בסעיף 22(ב), במקום "מכסת נטיעה" יבוא "מכסת גידול";
(16) בסעיף 22א, במקום "לא ישתול ולא יזרע מטעי פירות" יבוא "לא ישתול, לא יזרע ולא יגדל צמחים";
(17) בסעיף 23 -

(א) בסעיף קטן (א), במקום "נטיעה" יבוא "גידול";
(ב) בסעיף קטן (ב), במקום "הנטיעה" יבוא "הגידול";

(18) בסעיף 24 -

(א) בסעיף קטן (א), בכל מקום, במקום "מכסות נטיעה" יבוא "מכסות גידול", במקום "מכסת נטיעה" יבוא "מכסת גידול", במקום "מכסת הנטיעה" יבוא "מכסת הגידול" ובמקום "למכסות נטיעה" יבוא "למכסות גידול";
(ב) בסעיף קטן (ב), במקום "הנטיעה" יבוא "הגידול";
(ג) בסעיף קטן (ג), במקום "נטיעה" יבוא "גידול";

(19) בסעיף 25 -

(א) בכותרת השוליים, במקום "הנטיעה" יבוא "הגידול";
(ב) בסעיף קטן (א), במקום "המטעים" יבוא "הגידול" ובמקום "פירות" יבוא "צמחים";

(ג) בסעיף קטן (ב), במקום "המטעים" יבוא "הגידול" ובמקום "פירות" יבוא "צמחים";
(ד) בסעיף קטן (ו), במקום "מטעים" יבוא "גידול";

(20) בסעיף 26 -

(א) בכותרת השוליים, במקום "פירות" יבוא "צמחים";
(ב) בסעיף קטן (א), במקום "המועצה רשאית לקבוע" יבוא "שר החקלאות ופיתוח הכפר רשאי לקבוע", בכל מקום, במקום "פירות" יבוא "צמחים", המילים "כפי שקבעה המועצה" - יימחקו, ובמקום "הפירות" יבוא "הצמחים";
(ג) בסעיף קטן (ב), במקום "פירות" יבוא "צמחים";
(ד) בסעיף קטן (ג), במקום "החליטה המועצה על שיווק" יבוא "החליט שר החקלאות ופיתוח הכפר לפי סעיף קטן (א) על שיווק", במקום "תקבע" יבוא "יקבע" ובסופו יבוא "ורשאי השר להסמיך עובד משרדו או עובד המועצה להעניק את ההרשאה כאמור";
(ה) בסעיף קטן (ד), במקום "שהמועצה סירבה" יבוא "שסירבו";
(ו) בסעיף קטן (ה), במקום "פירות" יבוא "צמחים";

(21) בסעיף 27 -

(א) בכותרת השוליים, במקום "המועצה" יבוא "השר";
(ב) במקום "משקבעה המועצה" יבוא "משקבע שר החקלאות ופיתוח הכפר", במקום "פירותיו" יבוא "צמחיו", במקום "נתנה לו המועצה" יבוא "נתן לו השר או מי שהסמיך לכך", במקום "פירות" יבוא "צמחים", במקום "המועצה רשאית" יבוא "השר או מי שהסמיך לכך" ובמקום "שתראה" יבוא "שיראה";

(22) בסעיף 28, במקום "פירות" יבוא "צמחים";
(23) בסעיף 29 -

(א) בכותרת השוליים, במקום "סמכות המועצה להסדרת השיווק" יבוא "הסדרת השיווק";
(ב) ברישה, במקום "המועצה רשאית, בכללים, לקבוע" יבוא "שר החקלאות ופיתוח הכפר רשאי, לאחר התייעצות עם המועצה, לקבוע בכללים";
(ג) בפסקה (1), בכל מקום, במקום "פירות" יבוא "צמחים";
(ד) בפסקה (2), במקום "פירות" יבוא "צמחים" ובמקום "הפירות" יבוא "הצמחים";
(ה) בפסקה (3), במקום "בפירות" יבוא "בצמחים" ובמקום "פירות" יבוא "צמחים";
(ו) בפסקה (4), בכל מקום, במקום "פירות" יבוא "צמחים" ובמקום "הפירות" יבוא "הצמחים";
(ז) בפסקה (5), בכל מקום, במקום "הפירות" יבוא "הצמחים";
(ח) בפסקה (6), בכל מקום, במקום "פירות" יבוא "צמחים";
(ט) בפסקה (7), במקום "פירות" יבוא "צמחים";

(י) בפסקה (8), במקום "פירות" יבוא "צמחים";
(יא) בפסקה (9), במקום "פירות" יבוא "צמחים";
(יב) בפסקה (10), במקום "בפירות" יבוא "בצמחים";
(יג) בפסקה (12), במקום "פירות" יבוא "צמחים" ובמקום "הפרי" יבוא "הצמחים";
(יד) בפסקה (13), במקום "בפירות" יבוא "בצמחים";

(24) בסעיף 30 -

(א) בסעיף קטן (א) -

(1) במקום הרישה יבוא "לגבי צמחים המשווקים באמצעות המועצה - ";
(2) בפסקה (1), לפני הרישה יבוא "המועצה מוסמכת" ובמקום "פירות" יבוא "צמחים";
(3) בפסקה (2) ברישה, לפני "לקבוע" יבוא "שר החקלאות ופיתוח הכפר רשאי", במקום "הפירות" יבוא "הצמחים", בכל מקום, במקום "לה" יבוא "למועצה", במקום "ושלדעתה" יבוא "ושלדעת השר", במקום "פירות" יבוא "צמחים", במקום "להוראותיה" יבוא "לכללים" ובמקום "שתקבע" יבוא "שיקבע השר";
(4) בפסקה (3), לפני "לנכות" יבוא "המועצה מוסמכת", במקום "שקבעה" יבוא "שקבע שר החקלאות ופיתוח הכפר", בכל מקום, במקום "פירות" יבוא "צמחים" ואחרי "ששיווקה" יבוא "המועצה";

(ב) בסעיף קטן (ב), במקום "סעיף זה" יבוא "סעיף קטן (א)";

(25) בסעיף 31, במקום "פירות" יבוא "צמחים";
(26) בסעיף 31א(א), בפסקה (7), במקום "פירות" יבוא "צמחים";
(27) בסעיף 33 -

(א) בפסקה (1), במקום "מהפירות" יבוא "מהצמחים" ובמקום "בפירות" יבוא "בצמחים";
(ב) בפסקה (2), בכל מקום, במקום "הפירות" יבוא "הצמחים";

(28) בסעיף 34 -

(א) בכותרת השוליים, במקום "בפירות" יבוא "בצמחים";
(ב) ברישה, במקום "המועצה רשאית" יבוא "שר החקלאות ופיתוח הכפר רשאי";
(ג) בפסקה (1), במקום "בפירות" יבוא "בצמחים" ובמקום "הפירות" יבוא "הצמחים";
(ד) בפסקה (2), במקום "פירות" יבוא "צמחים" ובמקום "ולמטעים" יבוא "ולמקומות גידול";

(29) בסעיף 35, בכל מקום, במקום "הפירות" יבוא "הצמחים";

(30) בסעיף 36 -

(א) בסעיף קטן (א) -

(1) במקום הרישה יבוא "שר החקלאות ופיתוח הכפר, בהסכמת שר האוצר, לאחר ששמע את עמדת הועדה הענפית וועדת המשנה, רשאי, בכללים -";
(2) במקום פסקה (1) יבוא:

"(1) להטיל היטלים על מגדלים, משווקים מורשים או יצואנים; היטל כאמור יכול שיהיה כללי לענף או למספר ענפים או למין או למינים של צמחים שהוקמו לגביהם ועדות משנה לפי סעיף 10א(ד), מסויג או

מדורג לפי אזורים, לפי מיני צמחים או לפי עונת שיווקם, ייעודם, מחירם, שטח גידולם, משקלם או צורת אריזתם של הצמחים;";

(3) בפסקה (2), במקום "פירות" יבוא "צמחים";

(ב) בסעיף קטן (ב) -

(1) בפסקה (1), במקום "הפירות" יבוא "הצמחים" ובכל מקום, במקום "פרי" יבוא "צמחים";
(2) בפסקה (2), במקום "הפירות" יבוא "הצמחים";

(ג) בסעיף קטן (ג), בהגדרות "תעשיין" ו"בית אריזה", במקום "פירות" יבוא "צמחים";

(31) בסעיף 37 -

(א) במקום סעיף קטן (א) יבוא:

"(א) כספי ההיטלים שהוטלו על ענף או על מין צמחים שלגביו הוקמה ועדת משנה לפי סעיף 10א(ד), לאחר ניכוי הסכום המיועד לכיסוי הוצאות המינהל של המועצה, ייזקפו לחשבון קרן מיוחדת של הענף או של מין הצמחים שעליו הוטלו ויוצאו למטרות המשמשות אותו ענף או מין צמחים בלבד, ואולם המועצה רשאית, באישור שר החקלאות ופיתוח הכפר -

(1) להעביר עד 10% מכספי ההיטלים האמורים לחשבון קרן כללית, לביצוע פעולות המשמשות מיני צמחים שונים;
(2) לחייב כל קרן מיוחדת בהוצאותיה למינהל לפי חלוקה בין הקרנות שתקבע המועצה;
(3) להחזיר למגדלים את היתרות של כספי ההיטלים.

(א1) ניהול קרן מיוחדת ייעשה על ידי המועצה בהתאם להמלצת הועדה הענפית או ועדת המשנה, לפי הענין.";

(ב) בסעיף קטן (ד), המילים "המועצה, באישור" - יימחקו, ובמקום "תקבע" יבוא "יקבעו".

---

(32) סעיף 37א - בטל;
(33) בסעיף 39 -

(א) בסעיף קטן (א), במקום "פירות" יבוא "צמחים";
(ב) בסעיף קטן (ב), במקום "פירות" יבוא "צמחים";
(ג) בסעיף קטן (ג), במקום "פירות" יבוא "צמחים";

(34) בסעיף 40 -

(א) בסעיף קטן (א), אחרי "השרים" יבוא "ושר האוצר";
(ב) בסעיף קטן (ב), אחרי "השרים" יבוא "שר האוצר";
(ג) בסעיף קטן (ג), אחרי "השרים" יבוא "שר האוצר";

(35) בסעיף 41 -

(א) במקום סעיף קטן (א) יבוא:

"(א) תקציב המועצה יהיה מחולק לפרקים תקציביים נפרדים לכל ענף (בסעיף קטן זה - פרק תקציבי ענפי) ולפרק תקציבי כללי נפרד למועצה; כל פרק יהיה מחולק לסעיפים תקציביים נפרדים של הכנסה והוצאה לנושאים השונים שיפורטו בתקציב, ובפרק תקציבי ענפי של ענף שהוקמה לגביו ועדת משנה לפי סעיף 10א (ד) - גם לסעיף תקציבי נפרד כאמור לכל מין של צמחים שלגביו הוקמה ועדת המשנה.";

דברי הסבר

לפסקה (32)
נוכח הסדרת נושא הועדות הענפיות בסעיף 10א המוצע לחוק מועצת הפירות, מוצע לבטל את סעיף 37א שהוסף לחוק מועצת הפירות בחוק ההסדרים 2002, אשר קבע את סמכויות הועדות הענפיות ותפקידן, וזו לשונו:
"ועדות ענפיות
37א. (א) המועצה תמנה ועדה ענפית לכל מין של פירות שלמענו הוקמה קרן מיוחדת, לרבות פרי הדר (בחוק זה - ועדה ענפית).
(ב) הועדה הענפית תמליץ לפני המועצה על גובה ההיטל לאותו מין של פירות, על המטרות כאמור בסעיף 37(א), ועל שיעור ההוצאה לכל מטרה מכספי הקרן המיוחדת.
(ג) חברי הועדה הענפית יהיו נציגי המגדלים של אותו מין פירות וחברי המועצה, ובלבד שבכל ועדה ענפית רוב חבריה יהיו מבין נציגי המגדלים כאמור.
(ד) המועצה תקבע בכללים -

(1) את מספר חברי הועדות הענפיות, תקופת כהונתם, תנאי כשירותם ודרכי בחירתם;
(2) את סדרי הדיון ונוהלי העבודה של הועדות הענפיות."

לפסקה (35)
כדי לשמור על הפרדה תקציבית בין הענפים השונים ובין מיני צמחים שונים שלגביהם הוקמה ועדת משנה, תוך מניעת סבסוד צולב ביניהם, מוצע לקבוע כי תקציב מועצת הצמחים יהיה מחולק לפרקים תקציביים נפרדים לכל ענף ולפרק תקציבי כללי נפרד למועצה. פרק תקציבי של ענף שבו קיים מין צמחים שהוקמה לגביו ועדת משנה לפי סעיף 10א(ד) יחולק לסעיף תקציבי נפרד לכל מין צמחים כאמור.
כן מוצע כי לא תהיה העברה של סכומים מפרק תקציב אחד למשנהו.
לפסקאות (9), (11), (13), (20), (21), (23), (24), (28), (30), (31), (41), (43), (44) ו-(47)
במטרה להגביר את הפיקוח על ההיטלים המוטלים על המגדלים ומתוך כוונה לצמצם ככל שניתן את הוצאות מועצת הצמחים לרבות הוצאות בשל תקורות, מוצע להקנות את הסמכות לקביעת היטלים במועצה לשר החקלאות ופיתוח הכפר, בהסכמת שר האוצר.
כן מוצע כי לפני קביעת היטלים כאמור תישמע עמדת הועדה הענפית הרלבנטית, ועמדת ועדת המשנה הרלבנטית, ככל שקיימת לאותו מין צמחים.

(ב) בסעיף קטן (ב), אחרי "השרים" יבוא "ושר האוצר";
(ג) אחרי סעיף קטן (ב) יבוא:

"(ג) המועצה אינה רשאית להעביר סכומים מפרק תקציב אחד למשנהו.";

(36) בסעיף 42, אחרי "השרים" יבוא "או שר האוצר";
(37) בסעיף 46(א), במקום "פירות" יבוא "צמחים";
(38) בסעיף 48, במקום סעיף קטן (ג) יבוא:

"(ג) השרים יקבעו שתי רשימות של נציגי ציבור, האחת מבין המגדלים והשניה מבין המשווקים המורשים; ובלבד שחברי המועצה לא ייכללו ברשימות.";

(39) בסעיף 52, במקום "פירות" יבוא "צמחים";
(40) בסעיף 53 -

(א) בסעיף קטן (א)(2), בכל מקום, במקום "פירות" יבוא "צמחים" ובמקום "כפי שקבעה המועצה" יבוא "כפי שקבע שר החקלאות ופיתוח הכפר" ובכל מקום, במקום "הפירות" יבוא "הצמחים";
(ב) בסעיף קטן (ב), במקום "פירות" יבוא "צמחים";

(41) בסעיף 58 -

(א) בכותרת השוליים, במקום "פירות" יבוא "צמחים";
(ב) במקום "כללים שנקבעו" יבוא "כללים שקבע שר החקלאות ופיתוח הכפר" ובכל מקום, במקום "פירות" יבוא "צמחים";

(42) בסעיף 60, במקום "פירות" יבוא "צמחים";

(43) סעיף 61 - בטל;
(44) בסעיף 62, במקום "ראשים, השרים" יבוא "ראשי שר החקלאות ופיתוח הכפר";
(45) בסעיף 63, במקום "לפירות" יבוא "לצמחים" ובמקום "הפירות" יבוא "הצמחים";
(46) בסעיף 64(א), במקום "לפירות" יבוא "לצמחים" ובכל מקום, במקום "פירות" יבוא "צמחים";

דברי הסבר

נוסף על כך, נוכח הנושאים המגוונים שבהם עוסקת מועצת הצמחים, אשר משפיעים, בין השאר, על ציבור המגדלים והצרכנים, מוצע להעביר את הסמכות לקביעת כללים לפעילות המועצה לשר החקלאות ופיתוח הכפר.
וזו לשונם של סעיפים 15(4) ו-61 לחוק מועצת הפירות, שמוצע לבטלם:
"**סמכויות השמורות לועדה בלבד**
15. סמכויות אלה שמורות למועצה בלבד:
...
(4) קביעת כללים;
..."

"**אישור כללים של המועצה**
61. כללי המועצה שלא מכוח סעיף 36 טעונים אישור השרים ויפורסמו ברשומות לאחר שהובאו לידיעת ועדת הכלכלה של הכנסת."

---

(47) בסעיף 69(א) -

(א) ברישה, במקום "אם, לדעתם -" יבוא "בכל אחד מאלה:";
(ב) אחרי פסקת משנה (2) יבוא:

"(3) קיים טעם אחר שיפורט שיש בו כדי להצדיק את הפסקת פעילותה של המועצה או את פיזורה.";

(48) בתוספת, לפני פרט (1) יבוא "ענף הפירות", ובסופה יבוא:

ענף הירקות

דברי הסבר

לפסקה (48)
מוצע להוסיף לתוספת לחוק מועצת הפירות פירוט של הענפים שייכללו במסגרת מועצת הצמחים ופירוט הצמחים הנכללים בכל ענף.

סעיף 74
נוכח הקמת מועצת הצמחים במקומן של מועצת הירקות, מועצת צמחי הנוי ומועצת הפירות, מוצע לבטל את חוק מועצת הירקות וחוק מועצת צמחי הנוי, שנוסחם מובא בנספח לדברי ההסבר.

ענף פרי ההדר

ענף צמחי הנוי

74. בטלים -

ביטול חוק המועצה לייצור ולשיווק של ירקות וחוק המועצה לצמחי נוי (ייצור ושיווק)

(1) חוק המועצה לייצור ולשיווק של ירקות, התשי"ט-1959;

(2) חוק המועצה לצמחי נוי (ייצוא ושיווק), התשל"ו-1976.

75. בחוק הרשות לפיקוח חקלאי, התשמ"ח-1988[66], בסעיף 1, בהגדרה "מועצה חקלאית" -

תיקון חוק הרשות לפיקוח חקלאי

(1) במקום פסקה (2) יבוא:

"(2) מועצת הצמחים לפי חוק מועצת הצמחים (ייצור ושיווק), התשל"ג-1973;";

(2) פסקאות (4) ו-(5) - יימחקו.

76. בחוק לפיקוח על ייצוא הצמח ומוצריו, התשי"ד-1954[67], בסעיף 5(א), במקום "הפירות" יבוא "הצמחים".

תיקון חוק לפיקוח על ייצוא הצמח ומוצריו

77. בחוק המועצות למוצרי פירות וירקות (ייצור וייצוא), התשל"ג-1973[68], בסעיף 38, בכל מקום, במקום "הפירות" יבוא "הצמחים".

תיקון חוק המועצות למוצרי פירות וירקות (ייצור וייצוא)

דברי הסבר

סעיפים
75 עד 79

בעקבות תיקון חוק מועצת הפירות, כמוצע בסעיף 73 לחוק המוצע, נדרשים תיקוני חקיקה בחוקים המתייחסים למועצת הפירות, למועצת הירקות ולמועצת צמחי הנוי כדי להתאימם לתיקון האמור.
לפיכך מוצע לתקן את החוקים האלה בהתאם:
חוק הרשות לפיקוח חקלאי, התשמ"ח-1988, חוק לפיקוח על יצוא הצמח ומוצריו, התשי"ד-1954, חוק המועצות למוצרי פירות וירקות (ייצור וייצוא), התשל"ג-1973, חוק העבירות המינהליות, התשמ"ו-1985, חוק שנת הכספים, התשנ"א-1990 וחוק שירות ציבורי (הגבלות לאחר פרישה), התשכ"ט-1969.

(66) ס״ח התשמ״ח, עמ׳ 106.
(67) ס״ח התשי״ד, עמ׳ 137; התשכ״ח, עמ׳ 156.
(68) ס״ח התשל״ג, עמ׳ 292; התשנ״א, עמ׳ 31.

תיקון חוק העבירות המינהליות

78. בחוק העבירות המינהליות, התשמ״ו-1985[69] -

(1) בסעיף 26 -

(א) במקום פסקה (1) יבוא:

״(1) חוק מועצת הצמחים (ייצור ושיווק), התשל״ג- 1973;״;

(ב) פסקאות (4) ו-(5) - יימחקו;

(2) בתוספת, בטור א׳ -

(א) המילים ״חוק המועצה לייצור ולשיווק של ירקות, התשי״ט-1959״ ו״חוק המועצה לצמחי נוי (ייצור ושיווק), התשל״ו-1976״ - יימחקו;
(ב) במקום ״חוק מועצת הפירות (ייצור ושיווק), התשל״ג-1973״ יבוא ״חוק מועצת הצמחים (ייצוא ושיווק), התשל״ג-1973״.

תיקון חוק שירות הציבור (הגבלות לאחר פרישה)

79. בחוק שירות הציבור (הגבלות לאחר פרישה), התשכ״ט-1969[70], בתוספת, בסופה יבוא ״מועצת הצמחים״.

הוראות מיוחדות לענין איחוד המועצות

80. (א) בפרק זה -

״חוק מועצת הירקות״ -	חוק המועצה לייצור ולשיווק של ירקות, התשי״ט-1959, כנוסחו ערב יום התחילה;
״חוק מועצת הפירות״ -	חוק מועצת הפירות (ייצור ושיווק), התשל״ג-1973, כנוסחו ערב יום התחילה;
״חוק המועצה לצמחי נוי״ -	חוק המועצה לצמחי נוי (ייצוא ושיווק), התשל״ו-1976, כנוסחו ערב יום התחילה;
״יום התחילה״ -	יום ו׳ בטבת התשס״ד (1 בינואר 2004);
״יצואן״ -	מי שמחזיק בתעודת היתר ייצוא או בהרשאה לייצוא לפי חוק מועצת הירקות, לפי חוק מועצת הפירות, או לפי חוק מועצת צמחי הנוי, לפי הענין;
״מגדל ירקות״ -	מגדל כהגדרתו בחוק מועצת הירקות;
״מגדל פירות״ -	מגדל כהגדרתו בחוק מועצת הפירות;
״מגדל צמחי נוי״ -	מגדל כהגדרתו בחוק המועצה לצמחי נוי;
״מועצת הירקות״ -	המועצה כמשמעותה בחוק מועצת הירקות;

דברי הסבר

סעיף 80
מוצע לקבוע הוראות מעבר הנדרשות נוכח הפסקת פעילותן של מועצת צמחי הנוי, מועצת הירקות ומועצת הפירות, שהוקמו לפי חוק מועצת הפירות, מועצת הירקות ומועצת צמחי הנוי, לפי הענין, והקמתה של מועצה משותפת אחת תחתן, ובכלל זה הוראות שענינן העברת נכסים, תובענות, עובדים, תוקפם של היתרים והרשאות לייצוא ולשיווק.
כן מוצע לקבוע הוראות למניעת סבסוד צולב בנכסים הקיימים בידי המועצות השונות ערב איחודן למועצת הצמחים, ובכלל זה הוראות שענינן תוצאות תובענות שהוגשו עד לאותו מועד.

(69) ס״ח התשמ״ו, עמ׳ 31; התשס״ג, עמ׳ 74.
(70) ס״ח התשכ״ט, עמ׳ 144; התש״ס, עמ׳ 100.
(71) ס״ח התשס״ג, עמ׳ 150.

״מועצת הפירות״ -	המועצה כהגדרתה בחוק מועצת הפירות;
״מועצת הצמחים״ -	המועצה כהגדרתה בחוק מועצת הפירות (ייצור ושיווק), התשל״ג-1973, כנוסחו בחוק זה;
״מועצת צמחי הנוי״ -	המועצה כהגדרתה בחוק המועצה לצמחי נוי;
״נכסים״ -	כהגדרתם בסעיף 7(ה) לחוק מועצת הפירות.

(ב) מועצת הירקות, מועצת הפירות ומועצת צמחי הנוי יחדלו מלפעול ביום התחילה ונכסיהן לרבות כל סימני המסחר הרשומים על שמן, יהיו לקנין מועצת הצמחים.
(ג) על העברת נכסים לפי סעיף קטן (ב) יחולו הוראות סעיפים 103ב, 103ה, 103ו, 103יא, 103יב, 103יד, 103טז, 103יט לפקודת מס הכנסה[72], בשינויים המחויבים לפי הענין, ויראו את מועצת הירקות, מועצת הפירות ומועצת צמחי הנוי כחברות המעבירות ואת מועצת הצמחים כחברה הקולטת, כמשמעותן באותם סעיפים, וזאת אף שלא מתקיימות בהעברה כאמור כל הוראות הפרק השני בחלק ה׳2 לפקודת מס הכנסה.

(ד) (1) כל תובענה של מועצת הירקות, של מועצת הפירות או של מועצת צמחי הנוי או נגדן, לפי הענין, וכן כל עילה לתביעה כאמור, שהיו תלויות ועומדות או קיימות, לפי הענין, ערב יום התחילה -

(א) יוסיפו לעמוד בתוקפן ויראו אותן כאילו הן של מועצת הצמחים או נגדה, לפי הענין;
(ב) הוצאותיהן ותוצאותיהן ייזקפו לזכות או לחובה, לפי הענין, של קרן מיוחדת שתוקם לענף הירקות, לענף הפירות או לענף צמחי הנוי, לפי הענין, ויוצאו למטרות המשמשות את כל אחד מהענפים האמורים בלבד, הכל כאמור בסעיף 37 לחוק מועצת הפירות כנוסחו בחוק ההסדרים.

(ה) (1) נכסי מועצת הפירות, נכסי מועצת צמחי הנוי ונכסי מועצת הירקות, כפי שהיו ערב יום התחילה, ישמשו את ענף הפירות, ענף צמחי הנוי או ענף הירקות, לפי הענין; ואם הנכסים כאמור הם כספים - יופקדו בקרן המיוחדת של ענף הפירות, ענף צמחי הנוי או ענף הירקות, לפי הענין; לענין זה, ״נכסים״ - כהגדרתם בסעיף קטן (א), למעט חובות והתחייבויות.

(2) חובות והתחייבויות של מועצת הפירות, של מועצת צמחי הנוי או של מועצת הירקות, כפי שהיו ערב יום התחילה, ימומנו מתוך הקרן המיוחדת של ענף הפירות, ענף צמחי הנוי או ענף הירקות, לפי הענין.

(ו) (1) מי שהיה עובד מועצת הפירות, מועצת צמחי הנוי או מועצת הירקות, ערב יום התחילה, יהיה עובד מועצת הצמחים החל ביום התחילה.

(2) על אף האמור בכל דין, ובכפוף להוראת פסקה (3), לא יהיה עובד כאמור בפסקה (1) זכאי להטבות פרישה בשל המעבר למועצת הצמחים.

(3) הזכויות שהיו לעובד מועצת הפירות, מועצת צמחי הנוי או מועצת הירקות ערב יום התחילה יישמרו לו ויראו אותן כזכויות הנובעות מעבודתו במועצת הצמחים.

(ז) מי שערב יום התחילה החזיק בתעודת היתר או הרשאה לייצוא מטעם מועצת הירקות, מועצת הפירות או מועצת צמחי הנוי, לפי הענין, יראו אותו לתקופת תוקפה של

[72] דיני מדינת ישראל, נוסח חדש 6, עמ' 120; ס"ח התשס"ב, עמ' 530.

תעודת ההיתר או של ההרשאה כמי שהחזיק בהיתר או שהיה מורשה מטעם מועצת הצמחים.
(ח) מי שערב יום התחילה היה משווק מורשה מטעם מועצת הירקות, מועצת הפירות או מועצת צמחי הנוי, לפי הענין, יראו אותו לתקופת תוקפה של ההרשאה כמי שהיה מורשה מטעם מועצת הצמחים.
(ט) כל הסכומים שתוקצבו ואושרו לשנת הכספים 2004 בתקציב מועצת הפירות, מועצת צמחי הנוי ומועצת הירקות, ושלא הוצאו עד יום התחילה, יראו אותם כאילו תוקצבו ואושרו בתקציב מועצת הצמחים.
(י) שר החקלאות ופיתוח הכפר רשאי, בהסכמת שר האוצר, לקבוע הוראות נוספות בכל ענין הנדרש לשם ביצוע הוראות סעיף זה וסעיף 81.

מינוי מינהלות זמניות ומינהלה זמנית מאוחדת

81. עד למינוים של חברי מועצת הצמחים, לפי חוק מועצת הפירות, כנוסחו בחוק זה, יחולו הוראות אלה:

(1) שר החקלאות ופיתוח הכפר ימנה בתוך 30 ימים מיום תחילתו של חוק זה שלוש מינהלות זמניות בנות חמישה חברים כל אחת שבהן יכהנו שר החקלאות ופיתוח הכפר או מי מטעמו כיושב ראש, חבר נוסף מבין עובדי משרדו של שר החקלאות ופיתוח הכפר, שני חברים שהם מגדלי ירקות, מגדלי פירות או מגדלי צמחי נוי, לפי הענין, וחבר אחד שהוא יצואן (בסעיף זה - המינהלות הזמניות);

(2) חברי המינהלות הזמניות ינהלו את מועצת הפירות, מועצת הירקות ומועצת צמחי הנוי, לפי הענין, ויהיו נתונות להם הסמכויות הנתונות לחברי אותה מועצה ולחברי הועד הפועל שלה;

(3) ביום מינוין של המינהלות הזמניות לפי פסקה (1) יחדלו מכהונתם חברי מועצת הירקות, מועצת הפירות ומועצת צמחי הנוי וחברי הועד הפועל של כל אחת מהמועצות;

(4) שר החקלאות ופיתוח הכפר ימנה בתוך 30 ימים מיום התחילה מינהלה זמנית מאוחדת בת חמישה חברים שבה יכהנו שר החקלאות ופיתוח הכפר או מי מטעמו כיושב ראש, חבר נוסף מבין עובדי משרדו של שר החקלאות ופיתוח הכפר, חבר שהוא מגדל ירקות, חבר שהוא מגדל פירות וחבר שהוא מגדל צמחי נוי (בסעיפים 81 ו-82 - המינהלה הזמנית המאוחדת);

(5) חברי המינהלה הזמנית המאוחדת ינהלו את מועצת הצמחים ויהיו נתונות להם הסמכויות הנתונות לחברי כל אחת מהמינהלות הזמניות;

(6) ביום מינוי המינהלה הזמנית המאוחדת לפי פסקה (4) יחדלו מכהונתם חברי המינהלות הזמניות.

דברי הסבר

סעיפים
81 ו-82
נוכח השינויים הצפויים באופן פעילותן של מועצת הפירות, מועצת הירקות ומועצת צמחי הנוי, ונוכח החשש מפגיעה בפעילותן השוטפת בתקופה שמיום תחילתו של חוק זה עד למינוי חברי מועצת הצמחים לפי סעיף 4 לחוק מועצת הפירות כנוסחו בחוק זה, מוצע לקבוע הוראות מיוחדות לתקופה האמורה שלפיהן תנוהל כל מועצה על ידי מינהלה זמנית שימנה לה שר החקלאות ופיתוח הכפר בתוך 30 ימים מיום תחילתו של חוק זה, אשר הרכבה מפורט בסעיף 81(1) לחוק המוצע. בתוך 30 ימים מיום 1 בינואר 2004 ימנה שר החקלאות ופיתוח הכפר מינהלה זמנית מאוחדת, שהרכבה מפורט בסעיף 81(4) לחוק המוצע, שתחליף את המינהלות הזמניות ותנהל את מועצת הצמחים עד למינוים של חברי מועצת הצמחים כאמור.

מינוי חברי מועצת הצמחים

82. ביום מינוים של חברי מועצת הצמחים לפי סעיף 4 לחוק מועצת הפירות, כנוסחו בחוק זה, יחדלו מכהונתם חברי המינהלה הזמנית המאוחדת.

חוק מועצת הפירות (ייצור ושיווק) - תחילה והוראת מעבר

83. (א) תחילתם של סעיפים 73 עד 79 לחוק זה ביום ו' בטבת התשס"ד (1 בינואר 2004) (בפרק זה - יום התחילה).
(ב) עד לכניסתם לתוקף של כללים ותקנות לפי חוק מועצת הפירות, כנוסחו בחוק זה, או עד תום שנתיים מיום התחילה, לפי המוקדם מביניהם, יעמדו בתוקפם הכללים והתקנות שנקבעו לפי חוק מועצת הפירות, לפי חוק מועצת הירקות ולפי חוק מועצת צמחי הנוי, לפי הענין, בשינויים המחויבים.

תיקון חוק המועצה לענף הלול (ייצור ושיווק)

84. בחוק המועצה לענף הלול (ייצור ושיווק), התשכ"ד-1963[73] (בפרק זה - חוק המועצה לענף הלול) -

(1) בסעיף 6, אחרי "הציבור" יבוא "חברים שהם" ובמקום הסיפה החל במילים "נציגי המסחר הסיטוני" יבוא "חברים מקרב העוסקים במסחר סיטוני, חברים מקרב העוסקים במסחר קמעוני וחברים מקרב הצרכנים";
(2) בסעיף 9, במקום הרישה המסתיימת במילים "ימנו השרים" יבוא "השרים ימנו למועצה חברים שהם נציגי מגדלים שמספרם" ובסופו יבוא "החברים האמורים בסעיף זה ייבחרו על ידי המגדלים מתוכם בבחירות חשאיות, כפי שיקבעו השרים.";
(3) בסעיף 10, במקום הרישה המסתיימת במילים "ימנו השרים" יבוא "השרים ימנו למועצה חברים מקרב העוסקים במסחר סיטוני בתוצרת הלול שמספרם";

(4) בסעיף 11, במקום הרישה המסתיימת במילים "המסחר הסיטוני" יבוא "השרים יקבעו את מספר החברים שהם נציגי המגדלים ואת מספר החברים מקרב העוסקים במסחר הסיטוני" ובמקום "שבכל ארגון, או לגופים" יבוא "או לעוסקים במסחר סיטוני";
(5) במקום סעיף 12 יבוא:

"נציגי המסחר הקמעוני — 12. השרים ימנו למועצה שני חברים מקרב העוסקים במסחר הקמעוני בתוצרת הלול.";

דברי הסבר

סעיף 83
לסעיף קטן (א)
מוצע לקבוע את מועד תחילתם של סעיפים 73 עד 79 לחוק המוצע ביום 1 בינואר 2004, וזאת כדי לאפשר התארגנות של משרד החקלאות ופיתוח הכפר לביצוע השינויים הנדרשים מכוחם.
לסעיף קטן (ב)
כדי לאפשר את המשך הפעילות השוטפת בענפי הצמחים עד להתקנת תקנות וכללים על ידי שר החקלאות ופיתוח הכפר, לפי הוראות החוק המוצע נוכח השינוי בסעיפים המסמיכים, מוצע לקבוע כי יעמדו בתוקפם הכללים והתקנות שנקבעו לפי חוק מועצת הפירות, חוק מועצת הירקות וחוק מועצת צמחי הנוי, וזאת למשך תקופה שלא תעלה על שנתיים, שתחילתן ביום 1 בינואר 2004.
סעיף 84

לפסקאות (1) עד (9)
מוצע לתקן את חוק המועצה לענף הלול (ייצור ושיווק), התשכ"ד-1963 (להלן - חוק המועצה לענף הלול), שענינו נציגי הציבור במועצה לענף הלול, כך שנציגי הציבור במועצה ייקבעו על ידי שר החקלאות ופיתוח הכפר ושר התעשיה והמסחר מקרב המפורטים בסעיף המוצע שלא מתוך רשימות שהגישו ארגונים או גופים יציגים כפי שקובע חוק המועצה לענף הלול כנוסחו היום.
עוד מוצע, כי נציגי המגדלים במועצה לענף הלול ייבחרו על ידי המגדלים מתוכם בבחירות חשאיות, כפי שיקבעו השרים, וכי נציגי הצרכנים במועצה יהיו בעלי ידע וניסיון בתחום הגנת הצרכן.

(73) ס"ח התשכ"ד, עמ' 12.

---

(6) בסעיף 13, אחרי "חברים" יבוא "בעלי ניסיון וידע בתחום הגנת הצרכן";
(7) סעיף 14 - בטל;
(8) בסעיף 18, פסקה (1) - תימחק;
(9) בסעיף 19 -

(א) בסעיף קטן (ב), בסופו יבוא "ובלבד שממלא המקום של חבר מועצה יהיה מקרב אותה קבוצה שמתוכה נתמנה החבר שבמקומו הוא בא; היה חבר המועצה נציג המגדלים כאמור בסעיף 9, יתמנה ממלא המקום מבין אלה שהגישו את מועמדותם לבחירות לפי אותו סעיף, ושלא נבחרו.";
(ב) סעיף קטן (ג) - בטל;

(10) בסעיף 27, פסקה (3) - תימחק;
(11) בסעיף 31, במקום "המועצה רשאית" יבוא "שר החקלאות ופיתוח הכפר רשאי" ובמקום "הנחיות שר החקלאות" יבוא "הנחיותיו";
(12) בסעיף 36 -

(א) בסעיף קטן (א), במקום "המועצה רשאית" יבוא "שר החקלאות ופיתוח הכפר רשאי";
(ב) בסעיף קטן (ב) -

(1) במקום "הקטינה המועצה" יבוא "הקטין שר החקלאות ופיתוח הכפר", במקום "רשאית היא" יבוא "רשאי הוא" ובמקום "הנחיות שר החקלאות" יבוא "הנחיותיו";
(2) בפסקה (3), במקום "שהמועצה תקבע" יבוא "ששר החקלאות ופיתוח הכפר יקבע";

(13) בסעיף 37, במקום "המועצה באישור השרים ושר האוצר רשאית" יבוא "השרים, באישור שר האוצר, רשאים";
(14) בסעיף 38, במקום "המועצה רשאית" יבוא "שר החקלאות ופיתוח הכפר רשאי";
(15) בסעיף 39, במקום הרישה המסתיימת במילים "משרד החקלאות" יבוא "קבע שר החקלאות ופיתוח הכפר כללים לפי סעיף 38, יקבע השר";

דברי הסבר

וזו לשונם של סעיפים 14, 18(1) ו-19(ג) לחוק המועצה לענף הלול, שמוצע לבטלם:
"לא הוגשה רשימת מועמדים
14. לא הגיש אחד הארגונים או הגופים האמורים בסעיפים 9, 10 או 12 רשימת מועמדים במועד שקבעו השרים, רשאים השרים למנות כנציגי הציבור הקשור לו אנשים המייצגים, לדעת השרים, אותו ציבור."
"העברת נציג הציבור
18. השרים יעבירו נציג ציבור מכהונתו אם -

(1) נתמנה מתוך רשימה שהוגשה כאמור בסעיפים 9, 10 או 12 והארגון או הגוף שהגיש את הרשימה המליץ לפני השרים על העברתו;"

"ממלא מקום נציג הציבור
"19. ...
(ג) מינויו של נציג הציבור לפי סעיפים קטנים (א) ו-(ב) יהיה מרשימת המועמדים שמתוכה נתמנה החבר שבמקומו הוא בא."

---

(16) בסעיף 40, אחרי "על פי כללים" יבוא "שקבע שר החקלאות ופיתוח הכפר" ובמקום "הכל כפי שתקבעי" יבוא "הכל כפי שיקבע השר";

(17) בסעיף 41, במקום "המועצה ראשאית" יבוא "שר החקלאות ופיתוח הכפר רשאי";
(18) בסעיף 50 -

(א) בסעיף קטן (א), במקום "המועצה ראשאית" יבוא "שר החקלאות ופיתוח הכפר, בהסכמת שר האוצר, לאחר ששמע את עמדת המועצה, רשאי";
(ב) בסעיף קטן (ג), במקום "המועצה ראשאית" יבוא "שר החקלאות ופיתוח הכפר רשאי";

(19) בסעיף 50א(א), במקום "המועצה ראשאית" יבוא "שר החקלאות ופיתוח הכפר רשאי";
(20) בסעיף 51(א), אחרי "שרשאית המועצה" יבוא "באישור שר החקלאות ופיתוח הכפר";
(21) בסעיף 53 -

(א) בכותרת השוליים, במקום "כללי המועצה" יבוא "כללים";
(ב) בסעיף קטן (א), ברישה, במקום "המועצה ראשאית" יבוא "שר החקלאות ופיתוח הכפר רשאי";

(22) בסעיף 59(ב), אחרי "השרים" יבוא "ושר האוצר";

(23) בסעיף 61 -

(א) במקום פסקה (ג) יבוא:

"(ג) השרים יקבעו שתי רשימות של נציגי ציבור, האחת מבין המגדלים והשנייה מבין הקבלנים המורשים, ובלבד שחברי המועצה לא ייכללו ברשימות."

(ב) בפסקה (ד), במקום הסיפה החל במילים "מתוך רשימות" יבוא "מבין הקבלנים המורשים";

(24) בסעיף 67(א)(2), במקום "כפי שהמועצה קבעה" יבוא "כפי שקבע שר החקלאות ופיתוח הכפר";
(25) סעיפים 70 ו-71 - בטלים.

דברי הסבר

לפסקאות (10) עד (25)
במטרה להגביר את הפיקוח על ההיטלים המוטלים על המגדלים ומתוך כוונה לצמצם ככל שניתן את הוצאות המועצה לענף הלול לרבות הוצאות בשל תקורות, מוצע להקנות את הסמכות לקביעת היטלים במועצה לשר החקלאות ופיתוח הכפר, בהסכמת שר האוצר, לאחר שמיעת עמדת המועצה לענף הלול.
נוסף על כך, נוכח הנושאים המגוונים שבהם עוסקת המועצה לענף הלול, אשר משפיעים, בין השאר, על ציבור המגדלים והצרכנים, מוצע להעביר את הסמכות לקביעת כללים לפעילות המועצה לשר החקלאות ופיתוח הכפר.
וזו לשונם של סעיפים 27(3), 70 ו-71 לחוק המועצה וענף הלול שמוצע לבטלם:
"סמכויות שמורות למועצה
27. הסמכויות שלהלן שמורות למועצה בלבד:

....

(3) קביעת כללים;"

"כללי המועצה

70. המועצה רשאית לקבוע כללים בכל הנוגע לביצוע תפקידיה."

"כללי המועצה טעונים אישור

71. כללי המועצה לפי חוק זה טעונים אישור השרים."

מינוי מינהלה זמנית

85. עד למינוים של חברי המועצה לענף הלול לפי חוק המועצה לענף הלול, כנוסחו בחוק זה, יחולו הוראות אלה:

(1) שר החקלאות ופיתוח הכפר ימנה בתוך 30 ימים מיום תחילתו של חוק זה מינהלה זמנית בת חמישה חברים שבה יכהנו שר החקלאות ופיתוח הכפר או מי מטעמו כיושב ראש, חבר נוסף מבין עובדי משרדו של שר החקלאות ופיתוח הכפר ושלושה חברים שהם מגדלים, כהגדרתם בחוק המועצה לענף הלול (בסעיף זה - המינהלה הזמנית); חברי המינהלה הזמנית ינהלו את המועצה לענף הלול, ויהיו נתונות להם הסמכויות הנתונות לחברי המועצה לענף הלול ולחברי הועד הפועל שלה;

(2) ביום מינוים של חברי המועצה לענף הלול לפי סעיף 5 לחוק המועצה לענף הלול כנוסחו בחוק זה יחדלו מכהונתם חברי המינהלה הזמנית;

(3) שר החקלאות ופיתוח הכפר רשאי, בהסכמת שר האוצר, לקבוע הוראות נוספות בכל ענין הנדרש לשם ביצוע הוראות סעיף זה.

חוק המועצה לענף הלול (ייצור ושיווק) - תחילה

86. תחילתו של סעיף 84 לחוק זה ביום א' בתמוז התשס"ג (1 ביולי 2003).

חוק המועצה לענף הלול (ייצור ושיווק) - הוראת מעבר

87. עד לכניסתם לתוקף של כללים ותקנות לפי חוק המועצה לענף הלול, כנוסחו בחוק זה, או עד תום שנתיים מיום תחילתו של חוק זה, לפי המוקדם מביניהם, יעמדו בתוקפם הכללים והתקנות שנקבעו לפי חוק המועצה לענף הלול.

דברי הסבר

סעיף 85

נוכח השינויים הצפויים באופן פעילותה של מועצת הלול, ונוכח החשש לפגיעה בפעילותה השוטפת בתקופה שמיום תחילתו של חוק זה עד למועד מינויים של חברי המועצה לענף הלול לפי סעיף 5 לחוק המועצה לענף הלול כנוסחו בחוק זה, מוצע לקבוע כי עד למועד האמור ינוהלו ענייניה של המועצה לענף הלול על ידי מינהלה זמנית שימנה לה שר החקלאות ופיתוח הכפר, בתוך 30 ימים מיום תחילתו של חוק זה, שהרכבה מפורט בסעיף המוצע.

סעיף 86

מוצע לקבוע את מועד תחילתו של סעיף 84 לחוק המוצע ביום 1 ביולי 2003, וזאת

כדי לאפשר התארגנות של משרד החקלאות ופיתוח הכפר לביצוע השינויים הנדרשים מכוחו.

סעיף 87
כדי לאפשר את המשך הפעילות השוטפת בענפי הצמחים עד להתקנת תקנות וכללים על ידי שר החקלאות ופיתוח הכפר, לפי הוראות החוק המוצע, נוכח השינוי בסעיפים המסמיכים, מוצע לקבוע כי יעמדו בתוקפם הכללים והתקנות שנקבעו לפי חוק המועצה לענף הלול כנוסחו ערב תחילתו של חוק זה, וזאת למשך תקופה שלא תעלה על שנתיים, שתחילתן ביום 1 ביולי 2003.

פרק י"ג: ביטוח לאומי

תיקון חוק הביטוח הלאומי

88. בחוק הביטוח הלאומי [נוסח משולב], התשנ"ה-1995[74] (בפרק זה - חוק הביטוח הלאומי) -

(1) אחרי סעיף 6א יבוא:

"מבוטחים שהם בעלי שליטה או בעלי ענין בחברת מעטים

6ב. (א) לענין חוק זה לא יראו בעל שליטה או בעל ענין בחברת מעטים כעובד בחברה ולא יראו את החברה כמעבידו;

(ב) בסעיף זה -

"חברת מעטים" - כמשמעותה בסעיף 76 בפקודת מס הכנסה[75];

"בעל ענין", "שליטה" - כהגדרתם בחוק ניירות ערך, התשכ"ח-1968[76]."

(2) בסעיף 36, האמור בו יסומן "(א)" ובו, המילים "שהוקם על פי חוק ארגון הפיקוח על העבודה, התשי"ד-1954[77]" - יימחקו, ואחריו יבוא:

"(ב) הסכום הכולל של התחייבויות המינהלה, בשנת כספים פלונית, למתן הענקות לפי סעיף קטן (א), למעט הענקות למוסד לבטיחות וגיהות ולעריכת מחקרים בתחומי הביטוח הסוציאלי והאבטלה, לא יעלה על 15 מיליון שקלים חדשים.

(ג) על אף הוראות סעיף קטן (ב) -

(1) המינהלה רשאית, לפי המלצה ובאישור כאמור בסעיף קטן (א), ובהסכמת שר האוצר, להתחייב לתת הענקות כאמור בסעיף קטן (ב),

---

דברי הסבר

סעיף 88
לפסקה (1)
לסיווגו של מבוטח כעובד שכיר או כעובד עצמאי, השלכה על תשלום דמי הביטוח וכן על תחולת ענפי הביטוח לגביו, שכן עובד עצמאי אינו מבוטח לפי פרקים ז' ותי שבחוק הביטוח הלאומי [נוסח משולב], התשמ"ה-1985 (בפרק זה - חוק הביטוח הלאומי), שענינים ביטוח אבטלה וביטוח זכויות עובדים בפשיטת רגל ופירוק מעביד.
בשנים האחרונות נדרש בית הדין לעבודה לתביעות רבות שבהן עלתה שאלת מעמדו הביטוחי של מי שהוא בעל שליטה בחברה או בעל מניות בה, וקבע להלכה, כי דירקטור ובעל מניות בחברה עשויים להיחשב כעובדים שכירים של החברה, בהתמלא תנאים מסוימים. דא עקא, שבנושא זה נותרה אי בהירות רבה, וציבור המבוטחים וכן גם המוסד שבים ונקלעים לצורך לבחון את מערכת היחסים שבין תובע דמי האבטלה לבין החברה, בנסיבות שבהן חדלה החברה להתקיים. זאת בעיקר בחברות שבהן מספר קטן של בעלי שליטה וענין, שאז מערכת היחסים שבין בעל השליטה או בעל הענין ובין החברה דומה יותר לפעילותו של עובד עצמאי.
בירור מעמדו של המבוטח רק בדיעבד שעה שהוא בא לממש זכותו לגמלה היא בעייתית, וראוי לפיכך להבהיר מראש מה יהיה מעמדו, הן מבחינת חובת תשלום דמי הביטוח והן מבחינת זכויותיו לגמלאות.
מוצע לפיכך לתקן את חוק הביטוח הלאומי, ולקבוע בו במפורש כי בעל מניות בחברת מעטים (חברה בת 5 בעלי מניות לכל היותר) המועסק בחברה, וכן מי שהוא בעל שליטה בחברה כאמור ומועסק בה, לא יוכר כעובד שכיר בחברה, הן לענין תשלום דמי ביטוח והן לענין הזכאות לגמלאות.
מבוטח כאמור יוכר, לפי הענין, כעובד עצמאי או כמי שאינו עובד ואינו עובד עצמאי.

לפסקה (2) ולסעיף 89(ב)(1)
מוצע להגביל את הסכום הכולל של התחייבויות מינהלת המוסד לביטוח לאומי לתת הענקות לפי סעיף 36 לחוק הביטוח הלאומי ל-15 מיליון שקלים בשנה, כאשר סכום זה משקף גם התחייבויות לגבי שנות כספים עתידיות.

(74) ס"ח התשנ"ה, עמ' 210; התשס"ג, עמ' 175.
(75) דיני מדינת ישראל, נוסח חדש 6, עמ' 120.
(76) ס"ח התשכ"ח, עמ' 234.
(77) ס"ח התשי"ד, עמ' 202.

בסכום העולה על הסכום הקבוע בו, ובלבד שסכום ההתחייבויות הנוסף יופחת מהסכום הכולל שבו תהיה המינהלה רשאית להתחייב בשתי שנות הכספים הבאות, באופן שתקבע בהסכמת שר האוצר;
(2) התחייבה המינהלה, בשנת כספים מסוימת, לתת הענקות כאמור בסעיף קטן (ב) בסכום הנמוך מהסכום הקבוע בו, רשאית היא, לפי המלצה ובאישור כאמור בסעיף קטן (א), ובהסכמת שר האוצר, להתחייב בשנת הכספים שלאחריה בסכום הקבוע בסעיף קטן (ב), בתוספת סכום ההפרש או בתוספת 20% מהסכום הקבוע בסעיף קטן (ב), לפי הנמוך; לענין זה, "סכום ההפרש" - סכום השווה להפרש שבין הסכום הקבוע בסעיף קטן (ב) לבין הסכום שבו התחייבה המינהלה בשנת הכספים המסוימת.

(ד) השר בהסכמת שר האוצר, רשאי בצו, לעדכן מעת לעת את הסכום הקבוע בסעיף קטן (ב) בשיעורים שיקבע.
(ה) בסעיף זה -
"התחייבויות" - לרבות התחייבויות לגבי שנות הכספים הבאות;

"המוסד לבטיחות וגיהות" - המוסד לבטיחות וגיהות שהוקם לפי חוק ארגון הפיקוח על העבודה, התשי"ד-1954.";

(3) בסעיף 44, במקום סעיף קטן (א) יבוא:

"(א) נולד ילד אחד, ישלם המוסד למבוטחת, מענק לידה בשיעור של 20% מהשכר הממוצע; מענק לפי סעיף קטן זה לא ישולם בעד יותר מילד אחד באותה משפחה; לענין זה, "משפחה" - בני זוג שהם הוריו של הילד או הורה יחיד כהגדרתו בחוק משפחות חד הוריות, התשנ"ב-1992(78).";

(4) בסעיף 53(ד), במקום "בטור ה'" יבוא "בטור ד'";
(5) במקום סעיף 68 יבוא:

דברי הסבר

כדי לאפשר גמישות בחלוקת ההענקות מצד אחד בלא חריגה מהמסגרת התקציבית מצד שני, מוצע לאפשר למינהלה, בהסכמת שר האוצר, להגדיל את התחייבויותיה בשנת כספים פלונית על חשבון ההתחייבויות שהיא רשאית לתת בשתי השנים הבאות, כך שסך התחייבויות המינהלה באותן שנים לא יעלה על הקבוע בסעיף 36, וכן לאפשר לה להגדיל את התחייבויותיה בשנה מסוימת אם בשנה שלפניה התחייבה בסכום הנמוך מהקבוע בסעיף, ובלבד שההגדלה אינה עולה על 20% ואינה עולה על ההפרש בין התחייבויותיה בפועל בשנה הקודמת לבין הקבוע בסעיף.
עוד מוצע כי החל בשנת הכספים 2007 יהיה השר הממונה על ביצוע החוק רשאי לעדכן בצו את הסכום הקבוע בסעיף בהסכמת שר האוצר. המגבלה המוצעת לא תחול על התחייבויות המינהלה למתן הענקות למוסד לבטיחות וגיהות ולעריכת מחקרים בתחומי הביטוח הסוציאלי והאבטלה, ובהתאם לאמור, גם על התחייבויות של המוסד לפי המלצה של המועצה שניתנה עד סוף שנת 2002.

לפסקה (3)
מוצע לשלם את מענק הלידה בעבור הלידה הראשונה במשפחה בלבד, כך שהזכות למענק בעד לידת ילד תהא בכל מקרה שמדובר בילדים

הראשון של בני הזוג שהם הוריו, ולגבי ילד של הורה יחיד - הילד הראשון.
יחד עם זאת, מוצע להותיר על כנה את הוראת החוק שלפיה יולדת אשר יולדת בלידה אחת שני ילדים או יותר תהה זכאית למענק בעד כל ילד שילדה באותה לידה ובשיעור גבוה יותר מהקבוע בעבור לידת ילד אחד.

לפסקה (4)
בסעיף 7(12) לחוק תכנית החירום הכלכלית (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנות הכספים 2002 ו-2003), התשס"ב-2002, הוחלף

[78] ס"ח התשנ"ב, עמ' 147.

"שיעור הקצבה 68. (א) קצבת הילדים לחודש בעד כל ילד שבמנין ילדיו של ההורה תהיה לפי ערך 0.84 נקודות קצבה; בסעיף זה, "נקודת קצבה" - כמשמעותה בסעיף 33א בפקודת מס הכנסה.
(ב) על אף הוראות סעיף קטן (א), קצבת הילדים לחודש בעד ילד שנולד לפני יום כ"ט בניסן התשס"ג (1 במאי 2003), והוא הילד השלישי ואילך שבמנין ילדיו של ההורה, תהיה לפי ערך נקודות קצבה כמפורט בלוח ד'.";

(6) אחרי סעיף 74 יבוא:

"סימן ד': מימון

מימון פעולות לפיתוח שירותים לילדים בסיכון - הוראת שעה 74א. (א) המוסד יממן פעולות המיועדות לפיתוח שירותים לטובת ילדים בסיכון, ובלבד שהסכום הכולל של התחייבויות המוסד, בשנת כספים פלונית, לממן פעולות כאמור לרבות התחייבויות לגבי שנות הכספים הבאות, לא יעלה על 15 מיליון

דברי הסבר

לוח י' בחוק הביטוח הלאומי באופן ששיעור דמי הביטוח המנוכים משכר העובד שהיה נקוב עד אז בטור ה' נקוב לאחר התיקון בטור ד'. מוצע לצורך בהירות נוסח החוק, להתאים את ההפניה בסעיף 53(ד) לחוק הביטוח הלאומי לתיקון האמור.

לפסקאות (5) ו-(25)
בחוק הביטוח הלאומי (תיקון מס' 41) (סיוע למשפחות ברוכות ילדים), התשס"א-2000, הוגדלו באופן משמעותי קצבאות הילדים המשולמות בעד הילד החמישי במשפחה וכל ילד נוסף באותה משפחה. לפיכך, משנת 2001 ואילך הוקצן חוסר האיזון בקצבאות הילדים, כאשר קצבת הילד החמישי (וכל ילד נוסף) גבוהה פי 5 מקצבת הילד הראשון, במיוחד לנוכח העובדה שההוצאה השולית בשל כל ילד נוסף במשפחה הולכת ויורדת.
בנסיבות אלה, הופחתו קצבאות הילדים בחקיקה בשנים 2001-2002, אך חוסר האיזון שבין קצבאות הילדים המשתלמות בעד כל ילד לפי מספרו הסידורי לא תוקן.
מוצע להשוות את קצבאות הילדים המשתלמות בעד כל ילד, בלא קשר למספרו הסידורי במשפחה, כך שיהיו שוות לקצבה המשתלמת בעד הילד הראשון במשפחה. לענין הילדים שנולדו בטרם יום תחילתו של חוק זה, ומשתלמות בעדם קצבאות ילדים מוגדלות ביחס לקצבאות הילד הראשון והשני, מוצע כי מהלך זה יבוצע באופן מדורג, ב-4 שלבים, בהתאם ללוח ד' המוצע.

לפסקה (6) ולסעיף 89(ב)(1)
מוצע להסמיך, בשנות הכספים 2004 עד 2007, את המוסד לביטוח לאומי לממן פעולות המיועדות לפיתוח שירותים לטובת ילדים בסיכון, על פי תנאים וכללים שיקבע השר הממונה על ביצוע החוק באישור שר האוצר.
מוצע להגביל את הסכום הכולל של התחייבויות המוסד לביטוח לאומי לממן פעולות לפי הסעיף המוצע ל-15 מיליון שקלים בשנה, כאשר סכום זה משקף גם התחייבויות לגבי שנות כספים עתידיות.
כדי לאפשר גמישות במימון פעולות ממצד אחד בלא חריגה מהמסגרת התקציבית מצד שני, מוצע לאפשר למוסד לביטוח לאומי, בהסכמת שר האוצר, להגדיל את התחייבויותיו בשנת כספים פלונית על חשבון ההתחייבויות שהוא רשאי לתת בשתי השנים הבאות, כך שסך התחייבויות המוסד באותן שנים לא יעלה על הקבוע בסעיף המוצע, וכן לאפשר לו להגדיל את התחייבויותיו בשנה מסוימת אם בשנה שלפניה התחייב

בסכום הנמוך מהקבוע בסעיף האמור, ובלבד שההגדלה אינה עולה על 20% ואינה עולה על ההפרש בין התחייבויותיו בפועל בשנה הקודמת לבין הקבוע בסעיף.
כן מוצע, כי בשנת הכספים 2007 יהיה השר הממונה על ביצוע החוק רשאי לעדכן בצו את הסכום הקבוע בסעיף בהסכמת שר האוצר.

השפעת התיקון על ילדים
התיקון מסמיך את המוסד לביטוח לאומי לממן פעולות המיועדות לפיתוח שירותים לטובת ילדים בסיכון שלא היתה לו הסמכות לממן עד כה, ועל כן הוא צפוי להגדיל את השתתפות המדינה במימון שירותים לטובת ילדים אלו.

שקלים חדשים; מימון לפי סעיף קטן זה ייעשה על פי תנאים וכללים שיקבע השר באישור שר האוצר.
(ב) על אף הוראות סעיף קטן (א) -

(1) המוסד רשאי, בהסכמת שר האוצר, להתחייב לממן פעולות לפי הוראות סעיף קטן (א), בסכום העולה על הסכום הקבוע בו, ובלבד שסכום ההתחייבויות הנוסף יופחת מהסכום הכולל שבו יהיה המוסד רשאי להתחייב בשתי שנות הכספים הבאות, באופן שיקבע בהסכמת שר האוצר;
(2) התחייב המוסד, בשנת כספים מסוימת, לממן פעולות כאמור בסעיף קטן (א) בסכום הנמוך מהסכום הקבוע בו, רשאי הוא, בהסכמת שר האוצר, להתחייב בשנת הכספים שלאחריה בסכום הקבוע בסעיף קטן (א), בתוספת סכום ההפרש או בתוספת 20% מהסכום הקבוע בסעיף קטן (א), לפי הנמוך; לענין זה, "סכום ההפרש" - סכום השווה להפרש שבין הסכום הקבוע בסעיף קטן (א) לבין הסכום שבו התחייב המוסד בשנת הכספים המסוימת.

(ג) השר בהסכמת שר האוצר, רשאי בצו, לעדכן מעת לעת את הסכום הקבוע בסעיף קטן (א) בשיעורים שיקבע.
(ד) מימון הפעולות לפי סעיף זה ייעשה מתקבולי דמי ביטוח לענף ביטוח ילדים.
(ה) הוראות סעיף זה יחולו בשנות הכספים 2004 עד 2007.";

(7) בסעיף 97, אחרי סעיף קטן (ג) יבוא:

"(ד) מדמי הפגיעה ינכה המוסד דמי ביטוח בשיעור הקבוע בטור ד' שבלוח י'."

(8) בסעיף 107(א), במקום "בשבעים" יבוא "בארבעים וחמש";
(9) בסעיף 149 -

(א) האמור בו יסומן "(א)" ובו, במקום "ובלבד שסך ההוצאה השנתית לפעולות כאמור לא יעלה על 1% מאמדן הגביה השנתית של דמי ביטוח נפגעי

דברי הסבר

לפסקאות (7), (8), (23) ו-(24)
עקב המצב הכלכלי הקשה, וההאטה החריפה בפעילות הכלכלית במשק, אשר הביא לצורך בהפחתת הוצאות הממשלה בכלל, ותשלומי ההעברה בפרט, מוצע לגבות מדמי הפגיעה המשולמים למי שנפגעו בעבודה דמי ביטוח בשיעור הקבוע בטור ד' שבלוח י', דהיינו 1.4% מחלק הקצבה שאינו עולה על מחצית השכר הממוצע ו-5.52% מחלק הקצבה העולה על מחצית השכר הממוצע, דהיינו, השיעורים המנוכים משכרו של עובד.
כן מוצע כי למי שנפגע בעבודה ודרגת נכותו פחותה מ-20%, ישולם מענק בגובה 45 פעמים הקצבה החודשית במקום 70 פעמים כאמור.

לפסקה (9) ולסעיף 89(ב)(1)
מוצע לבטל את ההגבלה הקבועה בסעיף 149 לחוק הביטוח הלאומי לגבי גובה ההוצאה השנתית של המוסד לביטוח לאומי להשתתפות במימון פעולות כאמור בסעיף, ולהגביל במקומה את התחייבויות המוסד לביטוח לאומי להשתתף במימון פעולות לפי הסעיף ל-7 מיליון שקלים בשנה,

כאשר סכום זה משקף גם התחייבויות לגבי שנות כספים עתידיות.

עבודה" יבוא "ובלבד שהסכום הכולל של התחייבויות המוסד, בשנת כספים פלונית, להשתתף במימון פעולות כאמור, לרבות התחייבויות לגבי שנות הכספים הבאות, לא יעלה על 7 מיליון שקלים חדשים";
(ב) אחרי סעיף קטן (א) יבוא:

"(ב) על אף הוראות סעיף קטן (א) -

(1) המוסד רשאי, לאחר התייעצות עם המועצה ובהסכמת שר האוצר, להתחייב להשתתף במימון פעולות לפי הוראות סעיף
קטן (א), בסכום העולה על הסכום הקבוע בו, ובלבד שסכום ההתחייבויות הנוסף יופחת מהסכום הכולל שבו יהיה המוסד רשאי להתחייב בשתי שנות הכספים הבאות, באופן שיקבע בהסכמת שר האוצר;
(2) התחייב המוסד, בשנת כספים מסוימת, להשתתף במימון פעולות כאמור בסעיף קטן (א) בסכום הנמוך מהסכום הקבוע בו, רשאי הוא, לאחר התייעצות עם המועצה ובהסכמת שר האוצר, להתחייב בשנת
הכספים שלאחריה בסכום הקבוע בסעיף קטן (א), בתוספת סכום ההפרש או בתוספת 20% מהסכום הקבוע בסעיף
קטן (א), לפי הנמוך; לענין זה, "סכום ההפרש" - סכום השווה להפרש שבין הסכום הקבוע בסעיף קטן (א) לבין הסכום שבו התחייב המוסד בשנת הכספים המסוימת.

(ג) השר בהסכמת שר האוצר, רשאי בצו, לעדכן מעת לעת את הסכום הקבוע בסעיף קטן (א) בשיעורים שיקבע.";

(10) סעיף 164 - בטל;
(11) בסעיף 165 -

(א) סעיף קטן (א) - בטל;
(ב) בסעיף קטן (ב) -

(1) ברישה, במקום "נתמלאו" יבוא "היא תואמת את מצב בריאותו וכושרו הגופני ונתמלאו";

דברי הסבר

כדי לאפשר גמישות במימון פעולות מצד אחד בלא חריגה מהמסגרת התקציבית מצד שני, מוצע לאפשר למוסד לביטוח לאומי, בהסכמת שר האוצר, להגדיל את התחייבויותיו בשנת כספים פלונית על חשבון ההתחייבויות שהוא רשאי לתת בשתי השנים הבאות, כך שסך התחייבויות המוסד באותן שנים לא יעלה על הקבוע בסעיף, וכן לאפשר לו להגדיל את התחייבויותיו בשנה מסוימת אם בשנה שלפניה התחייב בסכום הנמוך מהקבוע בסעיף, ובלבד שההגדלה אינה עולה על 20% ואינה עולה על ההפרש בין התחייבויותיו בפועל בשנה הקודמת לבין הקבוע בסעיף.
כן מוצע כי החל בשנת הכספים 2007 יהיה השר הממונה על ביצוע החוק רשאי לעדכן בצו את הסכום הקבוע בסעיף בהסכמת שר האוצר.
לפסקאות (10), (11), (12), (15) ו-(27)
הוראות השעה שבלוח י"ג בחוק הביטוח הלאומי, שענינן הסדרים בנושא דמי אבטלה (עבודה מתאימה, סייגים לזכאות וחישוב דמי האבטלה), שתוקפן מוארך מעת לעת מאז חקיקת החוק בשנת 1995, מוארכות מעת לעת.
נוכח העובדה שאין מקום שלא להוסיף ולהאריך את תוקף הוראות השעה האמורות, ונוכח העובדה שהוראות אלה הן מטבען הוראות של קבע, מוצע לשלב את הוראות לוח י"ג בחוק הביטוח הלאומי, כהוראות קבע במסגרת חוק הביטוח הלאומי, במקום ההוראות שאותן הן מחליפות לפי הוראת השעה שבסעיף 164 בחוק האמור.
נוסח לוח י"ג לחוק הביטוח הלאומי, שמוצע לבטלו:

(2) בפסקה (1), במקום הסיפה המתחילה במילים "רמת השכלתו" יבוא "או רמת השכלתו; השר, באישור ועדת העבודה והרווחה, רשאי לקבוע סוגי עבודה לפי קבוצות מיון, שייחשבו כעבודה מסוג העבודה העיקרית או כעבודה התואמת את ההכשרה המקצועית או את רמת ההשכלה כאמור;";

דברי הסבר

"לוח י"ג
(סעיף 164)

1. במקום סעיף 165 יבוא:
"165. (א) לענין סעיף 163 רואים עבודה מוצעת כעבודה מתאימה לאדם פלוני, אם היא תואמת את מצב בריאותו וכושרו הגופני ונתמלאו בה כל אלה:

(1) העבודה היא מסוג העבודה העיקרית שבה עבד תוך שלוש השנים שקדמו בתכוף לתאריך הקובע, או עבודה אחרת התואמת את הכשרתו המקצועית או רמת השכלתו; השר, באישור ועדת העבודה והרווחה, רשאי לקבוע סוגי עבודה לפי קבוצות מיון, שייחשבו כעבודה מסוג העבודה העיקרית או כעבודה התואמת את ההכשרה המקצועית או את רמת ההשכלה באמור;
(2) השכר בעבודה המוצעת שווה לפחות לדמי האבטלה שהיו מגיעים לו אילו היה זכאי להם;
(3) העבודה המוצעת אינה מחייבת שינוי במקום מגוריו.

(ב) לענין סעיף 166(ד) רואים הכשרה מקצועית כעבודה מתאימה לאדם פלוני, אם היא תואמת את רמת השכלתו, מצב בריאותו וכושרו הגופני ואם היא אינה מחייבת שינוי במקום מגוריו.
(ג) הוראות סעיף קטן (א)(1) ו-(2) לא יחולו, לגבי מי שטרם מלאו לו 35 שנים, מתום 60 ימים מהתאריך הקובע, וכן לגבי מי שבשלוש השנים שקדמו בתכוף לתאריך הקובע היה עיקר עבודתו בעבודה שהיא מטבעה עבודה עונתית; בכל מקרה לא יפחת השכר בעבודה המוצעת משכר מינימום כמשמעותו בחוק שכר מינימום.
(ד) לענין סעיפים קטנים (א)(3) ו-(ב), אם הוצעה לאדם עבודה או הכשרה מקצועית במקום המרוחק לפחות 60 קילומטרים ממקום מגוריו הקבוע, תיחשב ההצעה במחייבת שינוי במקום מגוריו, זולת אם קיימת תחבורה ציבורית תקינה למקום העבודה או ההכשרה המקצועית וחזרה, או המעביד מספק הסעה למקום העבודה וחזרה, ובלבד שזמן הנסיעה לעבודה וחזרה העולה על שעה אחת נחשב כחלק מזמן העבודה.
(ה) הוצעה לאדם עבודה או הכשרה מקצועית במקום המרוחק לפחות 60 קילומטרים ממקום מגוריו, לא תיחשב ההצעה כמחייבת שינוי במקום מגוריו, אם אין לאדם בן משפחה הגר עמו, ומובטחים לו מגורים במקום העבודה או ההכשרה המקצועית והוצאות נסיעה ממקום מגוריו הקבוע למקום העבודה או ההכשרה המקצועית וחזרה אחת לשבועיים לפחות.
(ו) על אף הוראות סעיפים קטנים (ד) ו-(ה), אם הוצעה עבודה או הכשרה מקצועית לאם לילד שטרם מלאו לו שבע שנים, במקום המרוחק לפחות 40 קילומטרים ממקום מגוריה הקבוע, תיחשב ההצעה כמחייבת שינוי במקום המגורים.
(ז) לענין סעיפים קטנים (ד) עד (ו) -

(1) מרחקים יחושבו לפי המרחק שבין יישובים כמובא בפרסומי מרחקי דרך של מחלקת המדידות במשרד העבודה והרווחה;
(2) "בן משפחה" - בן זוג, ילד, הורה, אח, סב או נכד;
(3) מקום המגורים הקבוע של אדם ייקבע לפי הרישום בתעודת הזהות שלו."

2. בסעיף 166(ב) ו-(ד), במקום "שלושים" יבוא "תשעים".
3. אחרי סעיף 176 יבוא:
"176א. (א) מענק, לרבות מענק חלקי, בסכום האמור בסעיף קטן (ב), ישולם לעובד שאילולא הוראות סעיף 165(ג) היה זכאי לדמי אבטלה לפי סעיף 176(ב), אם נתמלאו לגביו כל אלה:

(1) הוא עובד 150 ימים לפחות, ולגבי מענק חלקי - 75 ימים לפחות, בתוך שנים עשר החודשים שמהתאריך הקובע, בעבודה כאמור בסעיף 165(ג) שהציע לו שירות התעסוקה;
(2) השכר בעבודה האמורה בפסקה (1) נמוך מדמי האבטלה אשר להם היה זכאי אילולא הוצעה לו העבודה (להלן - עבודה בשכר נמוך).

(ב) סכום המענק יהיה שווה לדמי האבטלה שחושבו לפי סעיף 176(ב) בעד הימים שבהם עבד בעבודה שבשלהם היה זכאי לדמי אבטלה, אילולא חל לגביו סעיף 165(ג); במנין הימים כאמור לא ימנו ימים שחלו בתוך 60 הימים האמורים בסעיף 165(ג), אף אם שולמו בעדם דמי אבטלה; מספר הימים שבעדם ישולם המענק לא יעלה על 150.

(ג) הפסיק העובד לעבוד בעבודה בשכר נמוך, לא יחולו לגבי הפסקה כאמור הוראות סעיף 166(ב).

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(3) במקום סעיף קטן (ד) יבוא:

"(ד) הוראות סעיף קטן (ב)(1) ו-(2) לא יחולו, לגבי מי שטרם מלאו לו 35 שנים, מתום 60 ימים מהתאריך הקובע, וכן לגבי מי שבשלוש השנים שקדמו בתכוף לתאריך הקובע היה עיקר עבודתו בעבודה שהיא מטבעה עבודה עונתית; בכל מקרה לא יפחת השכר בעבודה המוצעת משכר מינימום כמשמעותו בחוק שכר מינימום.

(ה) לענין סעיפים קטנים (ב)(3) ו-(ג), אם הוצעה לאדם עבודה או הכשרה מקצועית במקום המרוחק לפחות 60 קילומטרים ממקום מגוריו הקבוע, תיחשב ההצעה כמחייבת שינוי במקום מגוריו, אלא אם כן קיימת תחבורה ציבורית תקינה למקום העבודה או ההכשרה המקצועית ובחזרה, או שהמעביד מספק הסעה למקום העבודה ובחזרה, ובלבד שזמן הנסיעה לעבודה ובחזרה העולה על שעה אחת נחשב כחלק מזמן העבודה.

(ו) הוצעה לאדם עבודה או הכשרה מקצועית במקום המרוחק לפחות 60 קילומטרים ממקום מגוריו, לא תיחשב ההצעה כמחייבת שינוי במקום מגוריו, אם אין לאדם בן משפחה הגר עמו, ומובטחים לו מגורים במקום העבודה או ההכשרה המקצועית והוצאות נסיעה ממקום מגוריו הקבוע למקום העבודה או ההכשרה המקצועית ובחזרה אחת לשבועיים לפחות.

(ז) על אף הוראות סעיפים קטנים (ה) ו-(ו), אם הוצעה עבודה או הכשרה מקצועית לאם לילד שטרם מלאו לו שבע שנים, במקום המרוחק לפחות 40 קילומטרים ממקום מגוריה הקבוע, תיחשב ההצעה כמחייבת שינוי במקום המגורים.

(ח) לענין סעיפים קטנים (ה) עד (ז) -

(1) מרחקים יחושבו לפי המרחק שבין יישובים כמובא בפרסומי מרחקי דרך של מחלקת המדידות במשרד התשתיות הלאומיות;

(2) "בן משפחה" - בן זוג, ילד, הורה, אח, סב או נכד;

(3) מקום המגורים הקבוע של אדם ייקבע לפי הרישום בתעודת הזהות שלו.";

דברי הסבר

(ד) השכר היומי הממוצע לגבי מי שהיה למובטל בתוך שישה חודשים מהיום שבו הפסיק לעבוד בעבודה בשכר נמוך, יחושב לפי ההכנסה שהיתה לו לפני התאריך הקובע שקדם לאותה עבודה, ובלבד שדמי האבטלה לא יפחתו מדמי האבטלה שחושבו לפי סעיף 170.

(ה) השר יקבע תנאים, כללים, סייגים, מועדים ודרכי חישוב לתשלום המענק לפי סעיף זה."

4. בלוח ז', במקום פסקה 1 יבוא:

"1. על חלק השכר שעד למחצית השכר היומי הממוצע במשק:

(א) מי ששכרו נמוך מהשכר היומי הממוצע במשק 80;

(ב) מי ששכרו אינו נמוך מהשכר היומי הממוצע במשק 70".

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(12) בסעיף 166 -

(א) סעיף קטן (א) - בטל;
(ב) בסעיף קטן (ב), במקום "30" יבוא "90";
(ג) בסעיף קטן (ד), במקום "30" יבוא "90";

(13) בסעיף 173 -

(א) בסעיף קטן (א), בפסקה (1), המילים "בעד כל תקופת ההכשרה" - יימחקו;
(ב) במקום סעיף קטן (ג) יבוא:

"(ג) על מי שמקבל דמי אבטלה לפי סעיף זה יחולו הוראות סעיפים 167 עד 172, ואולם לענין זכאי מיוחד תהיה תקופת התשלום המרבית, על אף האמור בסעיף 171(א), 138 ימים, והוראות סעיף 171א לא יחולו לגביו;
לענין זה -
"זכאי מיוחד" - מי שהתקיימו בו כל אלה:

(1) ההכשרה המקצועית שאליה נשלח טרם הסתיימה והוא משתתף בה באופן סדיר;
(2) תקופת התשלום המרבית לגביו לפי סעיף 171 או התקופה שבעדה הוא זכאי לדמי אבטלה לפי סעיף 171א, קצרה מ-138 ימים;
(3) הוא הוכיח להנחת דעתו של המוסד כי לא סיים 12 שנות לימוד;

"תקופת תשלום מרבית" - כהגדרתה בסעיף 171א.";

(14) סעיף 173א - בטל;
(15) אחרי סעיף 176 יבוא:

"מענק למובטל שעובד בשכר נמוך
176א. (א) מענק, לרבות מענק חלקי, בסכום האמור בסעיף קטן (ב), ישולם לעובד שאילולא הוראות סעיף 165(ד) היה זכאי לדמי אבטלה לפי סעיף 176(ב), אם נתמלאו לגביו כל אלה:

דברי הסבר

לפסקאות (13) ו-(14)
נמצא כי שיעור ההשתתפות בכוח העבודה של מי שלא סיים 12 שנות לימוד נמוך משמעותית לעומת בעלי השכלה גבוהה יותר.
על כן מוצע לעודד הכשרה מקצועית בקרב אוכלוסיה זו ולקבוע כי מי שלא סיים 12 שנות לימוד, והוא עומד בשאר התנאים הקבועים בהגדרה "זכאי מיוחד" ונשלח להכשרה מקצועית, יהיה זכאי לדמי אבטלה במהלך ההכשרה המקצועית אף אם כבר השתלמו לו דמי אבטלה בעבור התקופה המרבית שלה הוא זכאי לפי סעיפים 171 ו-171א לחוק הביטוח הלאומי, ובלבד שלא יהא זכאי לדמי אבטלה לתקופה העולה על 138 ימים.
עוד מוצע, כי תקופת התשלום לזכאי שנשלח להכשרה מקצועית לא תהיה ארוכה מתקופת התשלום לזכאי שלא נשלח להכשרה מקצועית.
בנסיבות אלה מתייתר הצורך בהוראת השעה שנקבעה בסעיף 173א לחוק הביטוח הלאומי ועל כן מוצע לבטלה. וזו לשונו של סעיף 173א:
"דמי אבטלה למי שנמצא בהכשרה מקצועית - הוראת שעה
173א. על אף האמור בסעיף 173, על זכאי שנשלח להכשרה מקצועית בתקופה שמיום כ"ז בטבת התשס"ג (1 בינואר 2003) עד יום ו' בטבת התשס"ד (31 בדצמבר 2003) יחולו הוראות סעיפים 171 ו-171א, והתקופה שבעדה משתלמים לזכאי דמי אבטלה לפי סימן זה לא

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(1) הוא עובד 150 ימים לפחות, ולגבי מענק חלקי - 75 ימים לפחות, בתוך שנים עשר החודשים שמהתאריך הקובע, בעבודה כאמור בסעיף 165(ד) שהציע לו שירות התעסוקה;
(2) השכר בעבודה האמורה בפסקה (1) נמוך מדמי האבטלה אשר להם היה זכאי אילולא הוצעה לו העבודה (להלן - עבודה בשכר נמוך).

(ב) סכום המענק יהיה שווה לדמי האבטלה שחושבו לפי סעיף 176(ב) בעד הימים שבהם עבד בעבודה שבשלהם היה זכאי לדמי אבטלה, אילולא חל לגביו סעיף 165(ד); במנין הימים כאמור לא ימנו ימים שחלו בתוך 60 הימים האמורים בסעיף 165(ד), אף אם שולמו בעדם דמי אבטלה; מספר הימים שבעדם ישולם המענק לא יעלה על 150.
(ג) הפסיק העובד לעבוד בעבודה בשכר נמוך, לא יחולו לגבי הפסקה כאמור הוראות סעיף 166(ב).
(ד) השכר היומי הממוצע לגבי מי שהיה למובטל בתוך שישה חודשים מהיום שבו הפסיק לעבוד בעבודה בשכר נמוך, יחושב לפי ההכנסה שהיתה לו לפני התאריך הקובע שקדם לאותה עבודה, ובלבד שדמי האבטלה לא יפחתו מדמי האבטלה שחושבו לפי סעיף 170.
(ה) השר יקבע תנאים, כללים, סייגים, מועדים ודרכי חישוב לתשלום המענק לפי סעיף זה.";

(16) בסעיף 220 -

(א) האמור בו יסומן "(א)" ובו, במקום הסיפה המתחילה במילים "ובלבד שסך ההוצאה השנתית" יבוא "ובלבד שהסכום הכולל של התחייבויות המוסד, בשנת כספים פלונית, למימון פעולות כאמור, לרבות התחייבויות לגבי שנות הכספים הבאות, לא יעלה על 90 מיליון שקלים חדשים";
(ב) אחרי סעיף קטן (א) יבוא:

"(ב) על אף הוראות סעיף קטן (א) -

(1) המוסד רשאי, בהתייעצות עם המועצה ובהסכמת שר האוצר,

דברי הסבר

תעלה על התקופה המרבית לתשלום דמי אבטלה לפי הוראות סעיפים 171 ו-171א."

לפסקה (16) ולסעיף 89(ב)(1)
מוצע לבטל את ההגבלה הקבועה בסעיף 220 לחוק הביטוח הלאומי לגבי גובה ההוצאה השנתית של המוסד לביטוח לאומי למימון פעולות כאמור בסעיף, ולהגביל במקומה את התחייבויות המוסד לביטוח לאומי להשתתף במימון פעולות לפי הסעיף ל-90 מיליון שקלים בשנה, כאשר סכום זה משקף גם התחייבויות לגבי שנות כספים עתידיות.
כדי לאפשר גמישות במימון פעולות מצד אחד בלא חריגה מהמסגרת התקציבית מצד שני, מוצע לאפשר למוסד לביטוח לאומי, בהסכמת שר האוצר, להגדיל את התחייבויותיו בשנת כספים פלונית על חשבון ההתחייבויות שהוא רשאי לתת בשתי השנים הבאות, כך שסך התחייבויות המוסד באותן שנים לא יעלה על הקבוע בסעיף, וכן לאפשר לו להגדיל את התחייבויותיו בשנה מסוימת אם בשנה שלפניה התחייב בסכום הנמוך מהקבוע בסעיף, ובלבד שההגדלה אינה עולה על 20% ואינה עולה על ההפרש בין התחייבויותיו בפועל בשנה הקודמת לבין הקבוע בסעיף.

להתחייב לממן פעולות לפי הוראות סעיף קטן (א), בסכום העולה על הסכום הקבוע בו, ובלבד שסכום ההתחייבויות הנוסף יופחת מהסכום הכולל שבו יהיה המוסד רשאי להתחייב בשתי שנות הכספים הבאות, באופן שיקבע בהסכמת שר האוצר;
(2) התחייב המוסד, בשנת כספים מסוימת, לממן פעולות כאמור בסעיף קטן (א) בסכום הנמוך מהסכום הקבוע בו, רשאי הוא, בהתייעצות עם המועצה ובהסכמת שר האוצר, להתחייב בשנת הכספים שלאחריה בסכום הקבוע בסעיף קטן (א), בתוספת סכום ההפרש או בתוספת 20% מהסכום הקבוע בסעיף קטן (א), לפי הנמוך; לענין זה, "סכום ההפרש" - סכום השווה להפרש שבין הסכום הקבוע בסעיף קטן (א) לבין הסכום שבו התחייב המוסד בשנת הכספים המסוימת.

(ג) השר בהסכמת שר האוצר, רשאי בצו, לעדכן מעת לעת את הסכום הקבוע בסעיף קטן (א) בשיעורים שיקבע.";

(17) בסעיף 223 -

(א) במקום ההגדרה "גמלת סיעוד" יבוא:

""גמלת סיעוד" - גמלה חודשית למימון שירותי הסיעוד המגיעים לזכאי לפי פסקאות (1), (2), (3) או (4) של סעיף 224(א), לפי הענין;";

(ב) אחרי ההגדרה "מוסד סיעודי" יבוא:

""עובד ישראלי" - עובד שהוא אזרח ישראל או תושב בה;";

(ג) במקום ההגדרה "שירותי סיעוד" יבוא:

""שירותי סיעוד" - שירותים ומוצרים המיועדים לסייע בביצוע פעולות יום יום, בהשגחה או בניהול משק הבית, שקבע השר בצו (להלן - צו בדבר שירותי סיעוד);";

(ד) אחרי ההגדרה "שירותי סיעוד" יבוא:

דברי הסבר

כן מוצע, כי החל משנת הכספים 2007 יהיה השר הממונה על ביצוע החוק רשאי לעדכן בצו את הסכום הקבוע בסעיף בהסכמת שר האוצר.
לפסקאות (17) ו-(18)
מוצע לחלק את הזכאים לגמלת סיעוד לארבע קבוצות, בהתאם למידת תלותם בעזרת הזולת לביצוע פעולות יום-יום (לבישה, אכילה, שליטה בהפרשות, רחצה, ניידות עצמית בבית) ולהיזקקותם להשגחה, במקום שתי קבוצות הקיימות כיום.
לנוכח היותה של גמלת הסיעוד, ככלל, גמלה הניתנת בעין, מוצע להגדיר את הגמלה במונחים של יחידות של שירותי סיעוד, במקום במונחי סכומי כסף (פסקה (17) - ההגדרה "יחידה של שירותי סיעוד" המוצעת), ובהתאם לכך לקבוע את מספר היחידות של שירותי סיעוד להם יהיו זכאים מי שנמנים על כל אחת מארבע הקבוצות האמורות (פסקה (18) - סעיף 224(א) המוצע). במסגרת זו, מוצע לעודד העסקת עובדים ישראלים בענף הסיעוד, באמצעות מתן זכאות ליחידות רבות יותר של שירותי סיעוד למי שזכאים לגמלה ברמה השלישית ואילך, המקבלים את שירותי הסיעוד באמצעות עובד ישראלי (פסקה (18) - סעיף 224(א) המוצע).
עוד מוצע להתאים את הסכומים שמשתלמים לזכאים ישירות, במקרים חריגים שנקבעו על ידי ועדה מקומית מקצועית, להסדר המוצע כאמור (פסקה (18) - סעיף 224(ב) המוצע).
במסגרת התיקונים האמורים יוחלפו ההגדרות "גמלת סיעוד" ו"שירותי סיעוד" שבסעיף 223 בחוק הביטוח הלאומי וסעיפים 224(א) ו-(ב) בחוק האמור, שזו לשונם:

""יחידה של שירותי סיעוד" - אחת מאלה:
(1) שעה אחת של טיפול אישי בזכאי בביתו, של השגחה עליו או של עזרה בניהול משק ביתו;
(2) שירות סיעוד שאינו מנוי בפסקה (1), בהיקף שקבע השר לגביו, בהתייעצות עם שר האוצר, בצו בדבר שירותי סיעוד; היקף שירות סיעוד לפי פסקה זו ייקבע כך שעלותו תהא תואמת לעלות השירות שבפסקה (1), והוא יעודכן בתחילתה של כל שנת כספים, אם במועד האמור גדל ההפרש שבין קצבת יחיד מלאה לבין עלות שירות הסיעוד ב-20% לפחות לעומת ההפרש האמור במועד שבו נקבע היקף שירות הסיעוד לאחרונה.";

(18) בסעיף 224 -

(א) במקום סעיף קטן (א) יבוא:

"(א) בכפוף להוראות סעיף קטן (ג) והוראות סעיף 225, מבוטח אשר כתוצאה מליקוי מתקיים בו האמור בפסקה מפסקאות (1) עד (4) זכאי לגמלת סיעוד בעד שירותי סיעוד בהיקף כמפורט באותן פסקאות:

(1) הוא תלוי במידה רבה בעזרת הזולת לביצוע רוב פעולות יום יום, או זקוק להשגחה - 5 יחידות של שירותי סיעוד בשבוע;

(2) הוא תלוי במידה רבה בעזרת הזולת לביצוע רוב פעולות יום יום ברוב שעות היממה - 10.5 יחידות של שירותי סיעוד בשבוע;
(3) הוא תלוי במידה רבה בעזרת הזולת לביצוע כל פעולות יום יום ברוב שעות היממה - 10.5 יחידות של שירותי סיעוד בשבוע; ואולם אם כל שירותי הסיעוד ניתנים למבוטח באמצעות עובד ישראלי, זכאי המבוטח לשירותי סיעוד בהיקף של 14 יחידות של שירותי סיעוד בשבוע;
(4) הוא תלוי לחלוטין בעזרת הזולת לביצוע כל פעולות יום יום בכל שעות היממה, או זקוק להשגחה מתמדת - 14 יחידות של שירותי סיעוד בשבוע; ואולם אם כל שירותי הסיעוד ניתנים למבוטח באמצעות עובד ישראלי, זכאי המבוטח לשירותי סיעוד בהיקף של 18 יחידות של שירותי סיעוד בשבוע.";

(ב) במקום סעיף קטן (ב) יבוא:

"(ב) גמלת סיעוד המשולמת כאמור בסעיף 225(ג) תהיה בשיעורים כמפורט להלן:

דברי הסבר

""גמלת סיעוד" - גמלה חודשית להשתתפות בתשלום בעד שירותי סיעוד, המשולמת לפי פרק זה;
"שירותי סיעוד" - שירותים המיועדים לסייע בביצוע פעולות יום-יום או בהשגחה או בניהול משק בית."

"גמלת סיעוד

224. (א) בכפוף להוראות סעיף קטן (ג) וסעיף 225 -

(1) מבוטח שכתוצאה מליקוי נהיה תלוי במידה רבה בעזרת הזולת לביצוע רוב פעולות יום-יום, או הזקוק להשגחה - זכאי לגמלת סיעוד בשיעור השווה לקצבת יחיד מלאה;
(2) מבוטח שכתוצאה מליקוי נהיה תלוי לחלוטין בעזרת הזולת לביצוע כל פעולות יום-יום, או הזקוק להשגחה מתמדת - זכאי לגמלת סיעוד בשיעור השווה ל-150% מקצבת יחיד מלאה.

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(1) למבוטח הזכאי לגמלת סיעוד לפי פסקה (1) של סעיף קטן (א) - 40% מקצבת יחיד מלאה;
(2) למבוטח הזכאי לגמלת סיעוד לפי פסקה (2) של סעיף קטן (א) - 80% מקצבת יחיד מלאה;
(3) למבוטח הזכאי לגמלת סיעוד לפי פסקה (3) של סעיף קטן (א) - 105% מקצבת יחיד מלאה;
(4) למבוטח הזכאי לגמלת סיעוד לפי פסקה (4) של סעיף קטן (א) - 137% מקצבת יחיד מלאה.";

(19) אחרי סעיף 230א יבוא:

"הגשת תביעה חוזרת — 230ב. הוגשה תביעה לגמלה לפי פרק זה ונדחתה, יהא מגיש התביעה מנוע מלהגיש תביעה נוספת לפי פרק זה, כל עוד לא חלפו חודשיים מיום שהוגשה התביעה כאמור.";

(20) בסעיף 237 -

(א) בכותרת השוליים, המילים "הוראת שעה" - יימחקו;
(ב) בסעיף קטן (א) -

(1) האמור בו יסומן "(1)" ובו, במקום הסיפה המתחילה במילים "ובלבד שסך ההקצאה השנתית" יבוא "ובלבד שהסכום הכולל של התחייבויות המוסד, בשנת כספים פלונית, למימון פעולות כאמור, לרבות התחייבויות לגבי שנות הכספים הבאות, לא יעלה על 30 מיליון שקלים חדשים";
(2) אחרי פסקה (1) יבוא:

"(2) על אף הוראות פסקה (1) -

(א) המוסד רשאי, באופן כאמור בפסקה (1), להתחייב לממן פעולות לפי הוראות אותה פסקה, בסכום העולה על הסכום הקבוע בה, ובלבד שסכום ההתחייבויות הנוסף יופחת מהסכום

דברי הסבר

(ב) גמלת סיעוד המשולמת כאמור בסעיף 225(ג) תהיה בשיעור של 80% מהשיעורים שנקבעו בסעיף קטן (א).״

לפסקה (19)
כדי לייעל את הטיפול בתובעי גמלאות הסיעוד, מוצע לקבוע כי מי שנדחתה תביעתו לגמלת סיעוד יהא רשאי לשוב ולהגיש תביעה לגמלה כאמור בתום חודשיים ממועד הגשת תביעתו הקודמת.

לפסקה (20) ולסעיף 89(ב)(1)
מוצע לבטל את ההגבלה הקבועה בסעיף 237(א) לחוק הביטוח הלאומי לגבי גובה ההוצאה השנתית של המוסד לביטוח לאומי למימון פעולות כאמור בסעיף, ולהגביל במקומה את התחייבויות המוסד לביטוח לאומי להשתתף במימון פעולות לפי אותו סעיף ל-30 מיליון שקלים בשנה, כאשר סכום זה משקף גם התחייבויות לגבי שנות כספים עתידיות. כן מוצע כי סכומים מההקצאה לשנת כספים פלונית שלא נוצלו באותה שנת כספים, לא ייתוספו לסכום ההקצאה בשנה שאחריה.
כדי לאפשר גמישות במימון פעולות מצד אחד בלא חריגה מהמסגרת התקציבית מצד שני, מוצע לאפשר למוסד לביטוח לאומי, בהסכמת שר האוצר, להגדיל את התחייבויותיו בשנת כספים פלונית על חשבון ההתחייבויות שהוא רשאי לתת בשתי השנים הבאות, כך שסך התחייבויות המוסד באותן שנים לא יעלה על הקבוע בסעיף 237(א), וכן לאפשר לו להגדיל את התחייבויותיו בשנה מסוימת אם בשנה שלפניה התחייב בסכום הנמוך מהקבוע באותו סעיף, ובלבד שההגדלה אינה עולה על 20% ואינה עולה על ההפרש בין התחייבויותיו בפועל בשנה הקודמת לבין הקבוע באותו סעיף.

הכולל שבו יהיה המוסד רשאי להתחייב בשתי שנות הכספים הבאות, באופן שיקבע בהסכמת שר האוצר;
(ב) התחייב המוסד, בשנת כספים מסוימת, לממן פעולות כאמור בפסקה (1) בסכום הנמוך מהסכום הקבוע בה, רשאי הוא, באופן כאמור באותה פסקה, להתחייב בשנת הכספים שלאחריה בסכום הקבוע בה, בתוספת סכום ההפרש או בתוספת 20% מהסכום הקבוע בה, לפי הנמוך; לענין זה, ״סכום ההפרש״ - סכום השווה להפרש שבין הסכום הקבוע בפסקה (1) לבין הסכום שבו התחייב המוסד בשנת הכספים המסוימת.

(3) השר בהסכמת שר האוצר, רשאי בצו, לעדכן מעת לעת את הסכום הקבוע בפסקה (1) בשיעורים שיקבע.״;

(ג) בסעיף קטן (ג), בפסקה (2), במקום ״בסעיפים קטנים (א) ו-(ב)״ יבוא ״בסעיף קטן (ב)״;

(21) בסעיף 337, במקום סעיף קטן (א) יבוא:

״(א) (1) שיעורי דמי הביטוח החודשיים לפי סעיף 335 לענין עובד הם אחוזים כאמור בלוח י׳, מהכנסתו החודשית.
(2) שיעורי דמי הביטוח השנתיים לפי סעיף 335 לענין מבוטח אחר הם אחוזים כאמור בלוח י׳, מהכנסתו השנתית כשהיא מחולקת לתקופות שנקבעו לצורך תשלום מקדמות.״;

(22) בסעיף 349, במקום כותרת השוליים יבוא ״שינוי לוח י״א״;
(23) בסעיף 350(א), בפסקה (1), אחרי ״פרק ג׳״ יבוא ״למעט דמי פגיעה לפי פרק ה׳״;
(24) בסעיף 351(א), במקום ״סעיף 53(ד)״ יבוא ״סעיפים 53(ד) ו-97(ד)״;
(25) אחרי סעיף 384 יבוא:

״קבלת מידע ממס הכנסה וממס ערך מוסף

384א. (א) בלי לפגוע בהוראות סעיף 384 ועל אף האמור בכל דין, רשאי המוסד לביטוח לאומי לקבל מאת נציב מס הכנסה כמשמעותו בפקודת מס הכנסה ומהמנהל כהגדרתו בחוק מס ערך מוסף, התשל״ו-1975, כל מידע שנקבע לפי

סעיף קטן (ב) אשר הגיע אליהם אגב ביצוע תפקידם, והנדרש למוסד לביטוח לאומי לצורך מילוי תפקידו לפי כל דין.

דברי הסבר

כן מוצע כי החל בשנת הכספים 2007 יהיה השר הממונה על ביצוע החוק רשאי לעדכן בצו את הסכום הקבוע בסעיף 237(א) בהסכמת שר האוצר.

לפסקה (21) ולסעיף 89(ט)

בחוק תכנית החירום הכלכלית (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנות הכספים 2002 ו-2003), התשס״ב-2002 (להלן - חוק תכנית החירום הכלכלית), נקבע כי בתקופה שמיום 1 ביולי 2002 ועד ליום 31 בדצמבר 2003, ייגבו דמי ביטוח לאומי ודמי ביטוח בריאות בשל מלוא הכנסת העבודה של המבוטח, אף אם זו עולה על התקרה שנקבעה לענין זה בחוק הביטוח הלאומי.

מתוך מגמה להפחית את עלות העבודה במשק, מוצע להקדים את מועד פקיעתה של הוראת השעה האמורה ליום 1 ביולי 2003.

כן מוצע, כי לא ישתלמו דמי ביטוח בעד סכום ההכנסה העולה על חמש פעמים השכר הממוצע במשק.

(ב) שר הרווחה, בהסכמה עם שר המשפטים ובהתייעצות עם שר האוצר, יקבע את סוגי המידע שהמוסד לביטוח לאומי רשאי לקבל לפי הוראות סעיף קטן (א).״

(26) במקום לוח ד׳ יבוא:

״לוח ד׳

(סעיף 68(ב))

נקודות קצבה בעד ילד שלישי ואילך שנולד לפני יום כ״ט בניסן התשס״ג (1 במאי 2003)

התקופה	מאי 2003 עד	ינואר 2004 עד	ינואר 2005 עד	ינואר 2006			
	הילד	דצמבר 2003	דצמבר 2004	דצמבר 2005	ואילך		
	השלישי	1.14	1.01	0.93	0.84		
	הרביעי	2.65	2.13	1.49	0.84		

(27) בלוח ז׳, בפרט 4, בטור שכותרתו ״אחוזים״, במקום ״40״ יבוא ״30״;

(28) לוח י״ג - בטל.

	כל ילד נוסף	3.05	2.54	1.86	0.84"			

חוק הביטוח הלאומי - תחילה, תחולה והוראת מעבר

89.(א) (1) תחילתו של סעיף 6ב בחוק הביטוח הלאומי, כנוסחו בסעיף 88(1) לחוק זה ביום ו' בטבת התשס"ד (1 בינואר 2004) (בסעיף זה - מועד התחילה), והוא יחול על גמלאות ודמי ביטוח המשתלמים בעד מועד התחילה ואילך, ואולם הוראות הסעיף האמור לא יחולו -

(א) לענין גמלה לפי פרק ז' לחוק הביטוח הלאומי - על מי שהתאריך הקובע בפרק האמור חל לגביו לפני מועד התחילה;

(ב) לענין גמלה לפי פרק ח' בחוק הביטוח הלאומי - על מי שניתן לגבי מעבידו צו כאמור בסעיף 182 בחוק האמור לפני מועד התחילה;

(2) מי שאין לראותו כעובד לפי הוראות סעיף 6ב בחוק הביטוח הלאומי כנוסחו בסעיף 88(1) בחוק זה, ונרשם במוסד כעובד עצמאי בתוך 3 חודשים ממועד התחילה, יראו אותו, לענין הוראות סעיף 77 לחוק הביטוח הלאומי, כאילו נרשם כאמור במועד התחילה, או ביום שבו החל לעבוד, לפי המאוחר.

דברי הסבר

לפסקה (26)

שיעור דמי האבטלה המשולמים בשל חלק מהשכר שעד למחצית השכר היומי הממוצע במשק, עומד כיום על 80% למי ששכרו נמוך מהשכר היומי הממוצע במשק ועל 70% למי ששכרו אינו נמוך מהשכר היומי הממוצע במשק.
הואיל והשיעורים האמורים חלים כבר מן השקל הראשון של ההכנסה, עלול להיווצר מצב שבו תוספת של שקל אחד להכנסת המבוטח תקטין את גובה דמי האבטלה המשולמים לו.
לפיכך, מוצע לקבוע את שיעור דמי האבטלה בגובה אחיד של 80%.
במקביל, כדי שלא להגדיל את ההוצאה התקציבית, מוצע להפחית את שיעור דמי האבטלה המשולמים בשל מדרגת השכר הגבוהה ביותר, היינו בשל חלק השכר שמעל לשכר היומי הממוצע במשק ועד לסכום המרבי, ולהעמידם על 30% במקום 40%.

סעיף 89

מוצע לקבוע תחילה דחויה לחלק מן התיקונים לחוק הביטוח הלאומי כאמור בחוק זה, במועדים המפורטים שם.
כן מוצע לקבוע הוראות מעבר בענינים שונים העוזרים מכך.

(ב) (1) תחילתם של סעיפים 36(ד), 74א(ג), 149(ג), 220(ג) ו-237(א)(3) בחוק הביטוח הלאומי, כנוסחם בסעיף 88(2), (6), (9), (16) ו-(20) ביום י"א בטבת התשס"ז (1 בינואר 2007);
(2) סעיפים 36, 149, 220 ו-237 בחוק הביטוח הלאומי, כנוסחם בסעיף 88 פסקאות (2), (6), (9), (16) ו-(20) בחוק זה לא יחולו על התחייבויות המינהלה או המוסד שבהן התחייבו לפי המלצת המועצה שניתנה עד יום כ"ו בטבת התשס"ג (31 בדצמבר 2002) לפי אותם סעיפים, אף אם התחייבו בהן כאמור לאחר יום התחילה; לענין זה, "המועצה", "המוסד", ו"המינהלה" - כהגדרתם בסעיף 1 בחוק הביטוח הלאומי.

(ג) הוראות סעיף 44 בחוק הביטוח הלאומי כנוסחו בסעיף 88(3) בחוק זה יחולו לגבי לידה שאירעה ביום תחילתו של חוק זה או לאחריו.
(ד) סעיפים 68, 165, 166, 173, 176א, 223, 224, ולוח ד' בחוק הביטוח הלאומי, כנוסחם בסעיף 88(5), (11), (12), (13), (15), (17) ו-(18) בחוק זה, וביטול סעיפים 164 ו-173א ולוח י"ג למעט סעיף 4 שבו, בחוק האמור, כאמור בסעיף 88(10), (14) ו-(27) בחוק זה, יחולו על גמלאות ודמי ביטוח המשתלמים בעד יום תחילתו של חוק זה ואילך.

(ה) הוראות סעיפים 97, 350 ו-351 בחוק הביטוח הלאומי כנוסחם בסעיף 88(7), (23) ו-(24) בחוק זה יחולו לגבי דמי פגיעה, המשתלמים בעד פגיעה בעבודה, שאירעה ביום התחילה או לאחריו.

(ו) הוראות סעיף 107 בחוק הביטוח הלאומי כנוסחו בסעיף 88(8) בחוק זה, יחולו על פגיעה בעבודה שאירעה ביום התחילה או לאחריו.

(ז) הוראות סעיף 230ב בחוק הביטוח הלאומי כנוסחו בסעיף 88(19) בחוק זה יחולו על תביעה שהוגשה ביום התחילה או לאחריו ונדחתה.

(ח) לוח ז׳ בחוק הביטוח הלאומי כנוסחו בסעיף 88(26) בחוק זה, וביטול סעיף 4 בלוח י״ג בחוק הביטוח הלאומי כאמור בסעיף 88(27) בחוק זה יחולו על מי שהתאריך הקובע לגביו חל ביום התחילה או לאחריו.

(ט) תחילתם של סעיפים 337 ו-349 בחוק הביטוח הלאומי, כנוסחם בסעיף 88(21)(22) בחוק זה, ביום א׳ בתמוז התשס״ג (1 ביולי 2003), והם יחולו על דמי ביטוח המשתלמים בעד היום האמור ואילך.

תיקון חוק הביטוח הלאומי (תיקון מס׳ 59)

90.בחוק הביטוח הלאומי (תיקון מס׳ 59), התשס״ג-2002[79], בסעיף 1, במקום ״תום התקופה הקובעת כהגדרתה בסעיף 8 לחוק תכנית החירום הכלכלית (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנות הכספים 2002 ו-2003), התשס״ב-2002״ יבוא ״יום ל׳ בסיון התשס״ג (30 ביוני 2003)״.

דברי הסבר

סעיף 90

נוכח קיצור תקופת הוראת השעה שנקבעה בחוק תכנית החירום הכלכלית (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת הכספים 2002 ו-2003), התשס״ב-2002, כאמור בפרק ״שונות״ בחוק זה, יש לתקן בהתאמה את הוראות חוק הביטוח הלאומי (תיקון מס׳ 59) (להלן - תיקון 59), כך שהוראות לוח י׳ כנוסחו בסעיף 1 בתיקון 59 יחולו עד לתום תקופת הוראת השעה, היינו עד ליום 30.6.2003, ואילו הוראות לוח י׳ כנוסחו בסעיף 3 בתיקון 59 יחולו מאותו יום ואילך.

[79] ס״ח התשס״ג, עמ׳ 98.

הסכם בדבר גמלת ניידות - הוראת שעה

91.(א) על אף האמור בהסכם בדבר גמלת ניידות שנערך לפי סעיף 9 בחוק הביטוח הלאומי (בסעיף זה - ההסכם), ובכפוף להוראות סעיף קטן (ב), סכומי ההטבות הניתנות לפי ההסכם לא יעודכנו בתקופה שמיום כ״ט בניסן התשס״ג (1 במאי 2003) עד יום א׳ בטבת התשס״ו (31 בדצמבר 2005), ויראו אותם בתום התקופה האמורה כאילו עודכנו לפי ההסכם.

(ב) עלה המדד הידוע ב-1 בינואר של שנת 2004 או של שנת 2005 בשיעור של יותר מ-5% ביחס למדד שהיה ידוע ב-1 בינואר של השנה הקודמת, יעודכנו ההטבות לפי ההסכם בשיעור עליית המדד כאמור, בניכוי חמש נקודות האחוז.

(ג) בסעיף זה -

״הטבות״ - כל מענק, קצבה, פיצוי וכל תשלום אחר, בין בכסף ובין בשווה כסף ;

״המדד״ - מדד המחירים לצרכן שמפרסמת הלשכה המרכזית לסטטיסטיקה.

תיקון חוק הבטחת הכנסה

92.בחוק הבטחת הכנסה, התשמ״א-1980[80], בסעיף 9א(ג), פסקה (1) - תימחק.

תיקון חוק המזונות (הבטחת תשלום)

93.בחוק המזונות (הבטחת תשלום), התשל״ב-1972[81] (בפרק זה - חוק המזונות), אחרי סעיף 9 יבוא :

״זוכה שיצא 9א. (א) לא ישולם לזוכה שיצא את ישראל תשלום בעד חודש קלנדרי אם שהה מחוץ לישראל בכל

את ישראל

הימים שבאותו חודש.
(ב) לא ישולם לזוכה שיצא את ישראל תשלום בעד החודש הקלנדרי שבו יצא (להלן - חודש היציאה) ובעד החודש הקלנדרי שבו חזר לישראל (להלן - חודש השיבה), אם הוא אחד מאלה:

(1) לפני שיצא את ישראל כאמור, הוא יצא את ישראל פעם נוספת באותה שנה קלנדרית;

דברי הסבר

סעיף 91
לסעיף קטן (א)
בשנים האחרונות גדלה ההוצאה בשל תשלומים מכוח ההסכם בדבר גמלת ניידות באופן משמעותי. נוסף על כך, בשעה שרוב קצבאות המוסד לביטוח לאומי לא עודכנו בשנת 2002 בשיעור העליה של השכר הממוצע לפי חוק הביטוח הלאומי, וחלה עליהן הפחתה בגובה 4% בעקבות תכנית החירום הכלכלית, לא הוחלו הוראות שעה אלה על גמלאות המשתלמות לפי לפרק ט׳ לחוק הביטוח הלאומי.
לפיכך, ונוכח המצב הכלכלי הקשה שאליו נקלע המשק הישראלי והצורך בריסון פיסקלי, מוצע לקבוע כי סכומי ההטבות הניתנות לפי ההסכם האמור לא יעודכנו בתקופה שמיום 1 בינואר 2003 ועד ליום 31 בדצמבר 2005.

לסעיף קטן (ב)
מוצע לקבוע מנגנון עדכון שיופעל במקרה של עליה במדד המחירים לצרכן בשיעור הגבוה מ-5%, אשר יבטיח כי על אף האמור בסעיף קטן (א) בדבר אי-עדכון התשלומים כאמור, יעודכנו התשלומים האמורים במקרה זה בשיעור עליית המדד, בניכוי חמש נקודות האחוז.

לסעיף קטן (ג)
מוצע להגדיר מונחים שונים שישמשו לצורך סעיפים קטנים (א) ו-(ב).

סעיף 92
חוק הבטחת הכנסה (תיקון מס׳ 15), התשס״א-2001, מאפשר גם למי שבאחזקתו רכב, להיות זכאי לגמלה לפי החוק האמור, אם מתקיים בו אחד מן התנאים המפורטים בו. עד כה, נדחתה תחילתן של הוראות סעיף 9א האמור המתייחסות למי שבאחזקתו רכב בנפח מנוע שעולה על 1300 סמ״ק אשר יוצר חמש שנים ומעלה קודם לכן.
נוכח עלותו הגבוהה של החוק, מוצע לבטל את הפסקה האמורה בחוק.

סעיף 93
סעיף 14א לחוק הבטחת הכנסה, התשמ״א-1980, קובע תנאים לתשלום

[80] ס״ח התשמ״א, עמ׳ 30; התשס״ג, עמ׳ 165.
[81] ס״ח התשל״ב, עמ׳ 87; התשס״ג, עמ׳ 174.

---

(2) הוא לא היה זכאי לגמלה בעד החודש הקלנדרי שקדם לחודש היציאה.

(ג) (1) הוראות סעיפים קטנים (א) ו-(ב) לא יחולו על מי שמתקיימים בו שניים אלה:

(א) הוא היה זכאי לתשלום בעד החודש הקלנדרי שקדם לחודש היציאה.
(ב) הוא נזקק לטיפול רפואי מחוץ לישראל או שהוא נלווה לבנו, לבתו, לבן זוגו או להורהו, החולים, אשר נזקקים לטיפול רפואי מחוץ לישראל;

(2) תשלום לפי סעיף קטן זה ישולם לפי כללים, תנאים ולתקופה שקבע שר המשפטים.

(ד) (1) שהה זוכה מחוץ לישראל 183 ימים לפחות במהלך 12 חודשים רצופים, יראו אותו כמי שנמצא מחוץ לישראל כל עוד לא תמו 12 חודשים רצופים שבהם שהה בישראל 183 ימים לפחות;

(2) הוראות פסקה (1) לא יחולו על אלה:

(א) מי שהודיע למוסד, במועד, בתנאים ובאופן שקבע שר המשפטים, על יציאתו מישראל, על תקופת היעדרותו המשוערת ממנה ועל חזרתו אליה.

(ב) מי ששהה מחוץ לישראל לצורך קבלת טיפול רפואי.

(ה) בסעיף זה, "טיפול רפואי" - שירות בריאות הניתן לפי הוראות סעיף 11 בחוק ביטוח בריאות ממלכתי, התשנ"ד-1994[82]."

חוק המזונות (הבטחת תשלום) - תחילה ותחולה

94. תחילתו של סעיף 9א בחוק המזונות, כנוסחו בסעיף 93 בחוק זה, ביום אי בתמוז התשס"ג (1 ביולי 2003) (בסעיף זה - יום התחילה); הוראות סעיפים קטנים (א) עד (ג) ו-(ה) של הסעיף האמור יחולו על תשלומים המשתלמים בעד יום התחילה ואילך והוראות סעיף קטן (ד) של הסעיף האמור יחולו -

(1) לגבי מי שיצא את ישראל ביום התחילה או לאחריו - על תשלומים המשתלמים בעד יום התחילה ואילך;

(2) לגבי מי שיצא את ישראל לפני יום התחילה - על תשלומים המשתלמים בעד יום י' באייר התשס"ד (1 במאי 2004) ואילך.

דברי הסבר

גמלה למי שיצא את הארץ. בהיעדר שוני ענייני לענין זה בין הגמלאות המשתלמות לפי חוק הבטחת הכנסה לבין התשלומים לפי חוק המזונות (הבטחת תשלום), התשל"ב-1972 (להלן - חוק המזונות), מוצע להחיל את התנאים האמורים גם על התשלומים לפי חוק המזונות.

סעיף 94

מוצע לקבוע כי תחילתם של התיקונים המוצעים בסעיף 9א בחוק המזונות (הבטחת תשלום) כנוסחו בחוק זה תהיה ביום 1 ביולי 2003 או ביום 1 במאי 2004, בהתאם למועד יציאתו של הזכאי את הארץ.

[82] ס"ח התשנ"ד, עמ' 156.

פרק י"ד: הצמדת גמלאות החל בשנת 2006

תיקון חוק הביטוח הלאומי

95. בחוק הביטוח הלאומי [נוסח משולב], התשנ"ה-1995 (בפרק זה - חוק הביטוח הלאומי) -

(1) בסעיף 1, אחרי ההגדרה "חוק תגמול לחייל" יבוא:

""יחידת קצבה" - סכום של 20 שקלים חדשים, כשהוא מעודכן כמפורט להלן:

(1) בשנים 2004 ו-2005 - בשיעור העדכונים שבוצעו בשכר הממוצע בשנים אלה לפי סעיף 37(ג) בחוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת הכספים 2002), התשס"ב-2002;

(2) החל בשנת 2006 ואילך - ב-1 בינואר של כל שנה לפי שיעור עליית המדד שפורסם לאחרונה לפני אותו יום לעומת המדד שפורסם לאחרונה לפני יום 1 בינואר של השנה הקודמת;";

(2) בסעיף 44 -

(א) בסעיף קטן (א), במקום "בשיעור של 20% מהשכר הממוצע" יבוא "בסכום של 70.5 יחידות קצבה";
(ב) בסעיף קטן (ב) -

(1) ברישה, במקום "בשיעורים" יבוא "בסכומים";
(2) בפסקה (1), במקום "100% מהשכר הממוצע" יבוא "352.5 יחידות קצבה";
(3) בפסקה (2), במקום "50% מהשכר הממוצע" יבוא "176.3 יחידות קצבה";

(3) בסעיף 45(א) -

(א) ברישה, במקום "בשיעורים" יבוא "בסכומים";
(ב) בפסקת משנה (1), במקום "50% מהשכר הממוצע" יבוא "176.3 יחידות קצבה";
(ג) בפסקת משנה (2), במקום "75% מהשכר הממוצע" יבוא "264.4 יחידות קצבה";
(ד) בפסקת משנה (3), במקום "100% מהשכר הממוצע" יבוא "352.5 יחידות קצבה";

(4) סעיף 46 - בטל;

דברי הסבר

סעיף 95
מוצע לשנות את מנגנון ההצמדה הקבוע בחוק הביטוח הלאומי [נוסח משולב], התשנ"ה-1995, ובחוק הבטחת הכנסה, התשמ"א-1980, כך שהחל ביום 1 בינואר 2006 יעודכנו הגמלאות המשולמות לפי חוקים אלו בהתאם לשיעור העליה במדד המחירים לצרכן, במקום ההצמדה הקבועה היום לשכר הממוצע במשק. ההצמדה למדד משקפת את השמירה על כוח הקניה של הגמלאות, ומונעת השפעות של תנודות שכר על שיעורי הגמלאות המשולמים לפי חוקים אלו.
נוסחם של הסעיפים המבוטלים מובא בתוספת שבסוף דברי ההסבר.

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(5) בסעיף 53 -

(א) במקום סעיף קטן (א) יבוא:

"(א) דמי הלידה ליום הם שכר העבודה הרגיל של המבוטחת, אך לא יותר מ-58 יחידות קצבה.";

(ב) סעיפים קטנים (ב) ו-(ג) - בטלים;

(6) בסעיף 60, במקום "ולא יותר מהשכר הממוצע מחולק ב-30" יבוא "ולא יותר מ-11.6 יחידות קצבה, והסיפה החל במילים "חל פיצוי" - תימחק;

(7) במקום סעיף 68 יבוא:

"סכום הקצבה 68. קצבת הילדים לחודש בעד כל ילד שבמנין ילדיו של ההורה תהיה בסכום של 7.2 יחידות קצבה."

(8) בסעיף 74(ב), בפסקה (2) -

(א) ברישה, במקום "בשיעורים" יבוא "בסכומים";
(ב) בפסקת משנה (א), במקום "18% מהשכר הממוצע" יבוא "62.7 יחידות קצבה";
(ג) בפסקת משנה (ב), במקום "10% מהשכר הממוצע" יבוא "34.8 יחידות קצבה";

(9) בסעיף 97, במקום סעיפים קטנים (א) עד (ג), יבוא:

"(א) דמי פגיעה ליום הם שלושה רבעים משכר עבודתו הרגיל של המבוטח, אך לא יותר מ-43.5 יחידות קצבה.";

(10) בסעיף 105(ב), המילים "או לפי סעיף 111" - יימחקו;
(11) סעיף 108 - בטל;
(12) סעיף 109 - בטל;
(13) במקום סעיף 110 יבוא:

"הצמדה למדד 110. קצבת הנכות תשתנה ב-1 בינואר של כל שנה, לפי שיעור עליית המדד שפורסם לאחרונה לפני המועד האמור לעומת המדד שפורסם לאחרונה לפני 1 בינואר של השנה הקודמת.";

(14) סעיף 111 - בטל;
(15) בסעיף 112(א), בפסקה (1), במקום "שנקבעו בלוח ה'" יבוא "האמורים בסעיף 97(א)";
(16) בסעיף 117, במקום "הנקוב בלוח ה'" יבוא "האמור בסעיף 97(א)";
(17) בסעיף 140, במקום "הנקוב בלוח ה'" יבוא "האמור בסעיף 97(א)";
(18) במקום סעיף 141 יבוא:

"הצמדת קצבת תלויים 141. קצבת התלויים תשתנה ב-1 בינואר של כל שנה, לפי שיעור עליית המדד שפורסם לאחרונה לפני המועד האמור לעומת המדד שפורסם לאחרונה לפני 1 בינואר של השנה הקודמת.";

(19) סעיף 142 - בטל;

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(20) בסעיף 143 -

(א) בסעיף קטן (א), במקום "בשיעור שני שלישים מהשכר הממוצע כפי שהיה ב-1 בינואר" יבוא "בסכום של 235 יחידות קצבה.";
(ב) סעיף קטן (ב) - בטל;

(21) בסעיף 154, בפסקה (2), במקום הסיפה המתחילה במילים "סכום השווה ל-25% מהשכר הממוצע" יבוא "סכום של 88.1 יחידות קצבה";
(22) בסעיף 170(ב), בפסקה (2), במקום "ממחצית השכר הממוצע" יבוא "מ-7 יחידות קצבה";
(23) בסעיף 183 -

(א) בכותרת השוליים, במקום "שיעור" יבוא "סכום";
(ב) במקום "השכר הממוצע כפול עשר" יבוא "3,482 יחידות קצבה";

(24) בסעיף 184 -

(א) בכותרת השוליים, במקום "שיעור" יבוא "סכום";
(ב) בסעיף קטן (א), במקום "לשכר הממוצע כפול שניים" יבוא "ל-696.4 יחידות קצבה";

(25) בסעיף 185(ב), במקום "השכר הממוצע כפול שמונה" יבוא "785.2,6 יחידות קצבה";
(26) סעיף 186 - בטל;
(27) בסעיף 200 -

(א) בכותרת השוליים, במקום "ושיעורה" יבוא "וסכומה";
(ב) בסעיף קטן (ב), במקום "שיעור" יבוא "סכום", במקום "25% מהשכר הממוצע" יבוא "88.1 יחידות קצבה" ובמקום "בשיעור" יבוא "בסכום";
(ג) בסעיף קטן (ג) -

(1) בפסקה (1), במקום "12.5% מהשכר הממוצע" יבוא "44.1 יחידות קצבה";
(2) בפסקה (2), במקום "10% מהשכר הממוצע" יבוא "35.3 יחידות קצבה";

(28) בסעיף 244 -

(א) בסעיף קטן (א), במקום "בשיעור של 16% מהשכר הממוצע" יבוא "בסכום של 55.7 יחידות קצבה";
(ב) בסעיף קטן (ב) -

(1) בפסקה (1), במקום "8% מהשכר הממוצע" יבוא "27.9 יחידות קצבה";
(2) בפסקת משנה (2), במקום "5% מהשכר הממוצע" יבוא "17.4 יחידות קצבה";

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(29) בסעיף 252 -

(א) בסעיף קטן (א) -

(1) ברישה, במקום "משיעורים" יבוא "מסכומים";
(2) בפסקה (1), ברישה, במקום "16% מהשכר הממוצע" יבוא "55.7 יחידות קצבה";
(3) בפסקה (2), במקום "12% מהשכר הממוצע" יבוא "41.8 יחידות קצבה";

(ב) בסעיף קטן (ב), במקום "7.5% מהשכר הממוצע" יבוא "26.1 יחידות קצבה";
(ג) בסעיף קטן (ג) -

(1) ברישה, במקום "שיעורי" יבוא "סכומי";
(2) בפסקת משנה (1), במקום "בשיעור של 10% מהשכר הממוצע" יבוא "בסכום של 34.8 יחידות קצבה" ובמקום "ובשיעור של 7.5% מהשכר הממוצע" יבוא "ובסכום של 26.1 יחידות קצבה";
(3) בפסקה (2), במקום "בשיעור של 10% מהשכר הממוצע" יבוא "בסכום של 34.8 יחידות קצבה";

(30) בסעיף 254 -

(א) בסעיף קטן (א), במקום "בשיעור שני שלישים מהשכר הממוצע כפי שהיה ב-1 בינואר" יבוא "בסכום של 235 יחידות קצבה";
(ב) סעיף קטן (ב) - בטל;

(31) בסעיף 266, בסופו יבוא "הסכומים שנקבעו כאמור יעודכנו מדי שנה ב-1 בינואר של כל שנה, משנת 2006 ואילך, לפי שיעור עליית המדד שפורסם לאחרונה לפני אותו יום לעומת המדד שפורסם לאחרונה לפני יום 1 בינואר של השנה הקודמת.";
(32) בסעיף 270, במקום ההגדרה "התגמול המרבי" יבוא:

""התגמול המרבי" - 58 יחידות קצבה;";

(33) בסעיף 273 -

(א) בסעיף קטן (א), הסיפה החל במילים "חל פיצוי" - תימחק;
(ב) בסעיף קטן (ב), הסיפה החל במילים "חל פיצוי" - תימחק;

(34) בסעיף 290(א), במקום "ממחצית השכר הממוצע כפי שהיה ב-1 בינואר כפול שלושי" יבוא "מ-528.8 יחידות קצבה";
(35) בסעיף 310(א), במקום הסיפה המתחילה במילים "בסכום השווה לשכר הממוצע" יבוא "בסכום של 352.5 יחידות קצבה";
(36) בסעיף 316, סעיפים קטנים (א) ו-(ב) - בטלים;
(37) לוח ג' - בטל;
(38) לוח ד' - בטל;
(39) לוח ה' - בטל;

(40) במקום לוח ז' יבוא:

"לוח ז'
(סעיף 167)
חישוב דמי אבטלה

בלוח זה -
"השכר" - השכר היומי הממוצע לפי סעיף 170;
"הסכום המרבי" - החלק ה-25 מההכנסה המרבית הקבועה בלוח י"א;
"אחוזים" - אחוזים מהשכר שלפיהם או לפי צירופיהם יחושבו דמי אבטלה.

אחוזיםH1. על חלק השכר שעד ל-7 יחידות קצבה 80
2. על חלק השכר שמעל ל-7 יחידות קצבה ועד 10.5 יחידות קצבה 50
3. על חלק השכר שמעל ל-10.5 יחידות קצבה ועד ל-14 יחידות קצבה 45
4. על חלק השכר שמעל 14 יחידות קצבה ועד לסכום המרבי 30"

תיקון חוק הבטחת הכנסה

96.בחוק הבטחת הכנסה, התשמ"א-1980[83] (בפרק זה - חוק הבטחת הכנסה) -

בסעיף 1 -

(א) אחרי ההגדרה "יחיד" יבוא:

""יחידת קצבה" - כהגדרתה בסעיף 1 לחוק הביטוח;";

(ב) ההגדרה "נקודת קצבה" - תימחק;

(2) בסעיף 6(ד), במקום "השווה ל-7.5% מהשכר הממוצע" יבוא "של 26.1 יחידות קצבה";
(3) בסעיף 9(ג), בהגדרה "סכום שאינו מובא בחשבון", במקום "השווה לשכר הממוצע כפול ארבע" יבוא "של 1392.8 יחידות קצבה" ובמקום "השכר הממוצע כפול שש" יבוא "2089.2 יחידות קצבה";
(4) בסעיף 15(א), במקום הסיפה המתחילה במילים "השווה לשכר הממוצע" יבוא "של 348.2 יחידות קצבה";
(5) בתוספת הראשונה -

(א) בפסקה (1)(ב) -

(1) בפסקת משנה (1), במקום "25% מהשכר הממוצע פחות נקודת קצבה" יבוא "78.5 יחידות קצבה";
(2) בפסקת משנה (2), במקום "37.5% מהשכר הממוצע פחות שתי נקודות קצבה" יבוא "113.5 יחידות קצבה";
(3) בפסקת משנה (3), במקום "10% מהשכר הממוצע" יבוא "34.8 יחידות קצבה";

[83] ס"ח התשמ"א, עמ' 30; התשס"ג, עמ' 165.

(ב) בפסקה (5), במקום "השווה ל-5% מהשכר הממוצע" יבוא "של 17.4 יחידות קצבה";

(6) במקום התוספת השניה יבוא:

"תוספת שניה

(סעיף 5)

סכומי הגמלה - ביחידות קצבה

לפחות
שעמם ילד

טור א'					
מי שמקבל קצבת	טור ב'				
זקנה, שאירים או	מי שטרם	טור ג'			
תלויים לפי חוק	מלאו לו	מי שמלאו לו			
	פרט	הרכב המשפחה	הביטוח	55 שנים	55 שנים
	(1)	יחיד	87.1	69.7	87.1
	(2)	שני בני זוג	130.6	95.8	130.6
	(3)	שני בני זוג	165.4	104.5	151.5
		שעמם ילד			
	(4)	שני בני זוג	200.2	116.7	172.4
		שעמם שני			
		ילדים לפחות			
	(5)	יחיד שעמו	139.5	104.5	122.1
		ילד			
	(6)	יחיד שעמו	174.3	116.7	142.9
		שני ילדים			
	(7)	אלמנה או	139.5	116.7	139.5
		הורה יחיד			
	(8)	אלמנה או	174.3	135.8	174.3";
		הורה יחיד			
		שעמם שני			
		ילדים לפחות			

(7) במקום התוספת הרביעית יבוא:

"תוספת רביעית

(סעיף 30א)

סכומי הגמלה לזכאי קודם - ביחידות קצבה

	פרט	הרכב המשפחה	סכום הגמלה
	(1)	יחיד	78.4
	(2)	שני בני זוג	104.5
	(3)	שני בני זוג שעמם ילד	116.7
	(4)	שני בני זוג שעמם שני ילדים לפחות	135.8
	(5)	יחיד שעמו ילד	116.7
	(6)	יחיד שעמו שני ילדים לפחות	130.6
	(7)	אלמנה או הורה יחיד שעמם ילד	116.7
	(8)	אלמנה או הורה יחיד שעמם שני ילדים לפחות	135.8"

תחילה ותחולה

97.תחילתן של הוראות חוק הביטוח הלאומי וחוק הבטחת הכנסה, כנוסחן בפרק זה, ביום א׳ בטבת התשס"ו (1 בינואר 2006), והן יחולו על גמלאות המשתלמות בעד היום האמור ואילך.

פרק ט"ו: בריאות

תיקון חוק ביטוח בריאות ממלכתי

98.בחוק ביטוח בריאות ממלכתי, התשנ"ד-1994[84] (בפרק זה - חוק ביטוח בריאות ממלכתי) -

(1) בסעיף 8(א1), בפסקה (2)(ג) -

(א) בפסקת משנה (3), במקום "חבר, בן זוגו וילדו שמשתלמת בעדם" יבוא "חבר שמלאו לו, בגבר - 65 שנים ובאישה - 60 שנים, ומשתלמת בעדו", והסיפה החל במילים "וכן חבר" - תימחק;

(ב) פסקת משנה (5) - תימחק;

(2) בסעיף 14, בסעיף קטן (ז), אחרי "בעד עקרת בית" יבוא "שמשתלמת בעדה קצבת זקנה או שמשתלמת לבן זוגה תוספת לקצבת זקנה בעדה";

(3) במקום סעיף 21א יבוא:

"שירותי רפואה מונעת

21א. (א) שירותי הרפואה המונעת המנויים בתוספת השניה בסעיף 30 יינתנו על ידי קופות החולים בהשתתפות המטופל בסכומים ועל פי הכללים שהיו נהוגים ביום כ"ז באדר ב' התשס"ג (31 במרס 2003).

(ב) שירותי הרפואה המונעת לתלמידים בבתי ספר, המנויים בתוספת השניה בסעיף 30(1), יינתנו בתחומי בית הספר; ואולם רשאי המנהל לקבוע בצו כללים ונסיבות, שלפיהם תהיה רשאית קופת חולים לתת את השירותים האמורים או חלקם, שלא בתחומי בית הספר.

דברי הסבר

לפרק ט"ו: בריאות

סעיף 98

לפסקה (1)

מקבלי גמלאות לפי חוק הבטחת הכנסה, התשמ"א-1980, זכאים כיום לשורה של הטבות והנחות, מעבר לגמלת הבטחת ההכנסה עצמה, ובין השאר בהנחות ובהטבות לפי חוק ביטוח בריאות ממלכתי, התשנ"ד-1994 (להלן - חוק ביטוח בריאות ממלכתי). דבר זה מנוגד לעיקרון המנחה העומד, בין השאר, בבסיס מערכת הבטחת ההכנסה, שהוא מתן תמריצים להשתלבות בשוק העבודה, תוך חתירה מתמדת להגדלת ההשתכרות מעבודה ולהקטנת התלות בקצבאות קיום מתמשכות.

על כן, מוצע לתקן את חוק ביטוח בריאות ממלכתי, כך שלא יינתנו הנחות לפיו למקבלי הבטחת הכנסה (ולמקבלי תשלום חודשי לפי חוק המזונות (הבטחת תשלום), התשל"ב-1972, הדומה, לענין זה, לגמלת הבטחת הכנסה), אלא אם כן מלאו להם 60 שנים - באישה, או 65 שנים - בגבר.

במסגרת התיקון המוצע, מוצע להחליף את סעיף 8(א1)(2)(ג)(3) לחוק ביטוח בריאות ממלכתי, שזו לשונו:

"(3) חבר, בן זוגו וילדו שמשתלמת בעדם גמלה לפי חוק הבטחת הכנסה, התשמ"א-1980, וכן חבר שהוא אברך כולל המקבל הבטחת הכנסת מינימום לפי חוק תקציב שנתי כהגדרתו בחוק יסודות התקציב, התשמ"ה-1985, בת זוגו וילדו."

לפסקה (2)

חוק ביטוח בריאות ממלכתי פוטר עקרות בית מתשלום דמי ביטוח בריאות. עקרת בית מוגדרת בחוק הביטוח הלאומי [נוסח משולב], התשנ"ה-1995, כאישה נשואה שבן זוגה מבוטח, שאינה עובדת ואינה עובדת עצמאית.

ראוי לציין כי בניגוד לתשלומי מס הכנסה, דמי ביטוח בריאות נגבים מכלל המבוטחים, לרבות אלו שאינם עובדים (מובטלים, סטודנטים וכיו"ב). יתרה מכך, מבוטחים המקבלים גמלת הבטחת הכנסה משלמים גם הם דמי ביטוח בריאות, המקוזזים מהגמלה.

על כן נוצר מצב שבו קיימת אוכלוסיה נרחבת אשר מקבלת שירותי בריאות אך לא חלה עליה חובת תשלום דמי ביטוח בריאות. למצב זה אין הצדקה כלכלית, שכן אין המדובר בפטור המבוסס על מבחני הכנסה או בעיקרון של תשלום פרוגרסיבי אלא בקריטריון של מצב משפחתי. לפיכך מוצע לצמצם את הפטור הקיים רק לגבי עקרת בית שמשתלמת בעדה קצבת זקנה.

(84) ס"ח התשנ"ד, עמ' 156; התשס"ג, עמ' 69.

(ג) שירותי הרפואה המונעת המנויים בתוספת השניה בפסקאות (ב) עד (ה) של סעיף 30(3), יינתנו על ידי קופות החולים לאוכלוסיות בסיכון לפי הוראות ובתנאים כפי שיורה המנהל מעת לעת; ואולם לענין פסקאות (ב) ו-(ג) של הסעיף האמור רשאי רופא מחוזי לקבוע הוראות כאמור, ובלבד שאוכלוסיית הסיכון שלגביה ניתנה אינה מונה מעל 500 נפש.";

(4) בסעיף 29ב -

(א) בסעיף קטן (ג)(1), בהגדרה "מרפאה", בסופה יבוא "וכן שני מבנים כאמור שבאחד מהם ניתנים שירותי רפואה מונעת, בלבד, ושר הבריאות הכיר בהם כמרפאה אחת לענין סעיף זה.";

(ב) אחרי סעיף קטן (ג) יבוא:

"(ד) שר הבריאות יקבע לגבי כל יישוב, את קופת החולים שתיתן בו שירותי רפואה מונעת לתלמידים בבתי

הספר, לתקופה שיקבע מראש; קביעה כאמור תיעשה בהתחשב, בין השאר, במספר הכולל של התלמידים המבוטחים בכל אחת מהקופות, ובמספר התלמידים באותו יישוב המבוטחים בכל אחת מהקופות, ולגבי יישוב כאמור בסעיף קטן (ג) - גם בקופות הנותנות בו שירותי בריאות לפי חוק זה; שר הבריאות רשאי לקבוע כי לענין זה יראו כיישוב אחד גם חלק מיישוב או כמה יישובים סמוכים.";

(5) בסעיף 69, סעיפים קטנים (א1), (א2) ו-(ג) - בטלים;
(6) סעיף 69א - בטל;
(7) בתוספת השניה, בסופה יבוא:

"30. שירותי רפואה מונעת -

(1) בדיקות שגרה, חיסונים כאמור בפסקה (3), מעקב והדרכה בידי רופא ואחות ובדיקת מעבדה לאישה ההרה, לתינוקות ולילדים, לרבות תלמידים בבתי הספר;
(2) בדיקות לגילוי מוקדם של מחלות ומומים מולדים:

(א) בדיקות מי שפיר לנשים שהן בגיל 35 ומעלה בתחילת ההריון;

דברי הסבר

לפסקאות (3) עד (8) ולסעיף 102(ב)
קיימת כפילות בתשתיות ובכוח אדם בין מערך הרופאים והאחיות המופעלים במרכזים לבריאות המשפחה ובמסגרת הרפואה המונעת, שבאחריות משרד הבריאות, לבין אלה הקיימים ממילא בקופות החולים. כדי למנוע כפילות זו, מוצע להעביר את האחריות בתחום שירותי הרפואה המונעת לקופות החולים.
במסגרת המעבר כאמור, מוצע להסדיר את סמכויות משרד הבריאות לענין שירותי רפואה מונעת עם העברתם לקופות החולים, ואת חלוקת האחריות למתן שירותי רפואה מונעת לתלמידים, בין קופות החולים, על בסיס אזורי. כן מוצע לקבוע כי ביישובים קטנים יהיה אפשר להפעיל מרפאות נפרדות למתן שירותי רפואה מונעת נוסף על המרפאות הקיימות.
יצוין כי שירותי הרפואה המונעת כוללים תחנות לבריאות המשפחה (טיפות חלב) וכן שירותי בריאות לתלמיד. אין בהעברת האחריות כאמור ממשרד הבריאות לקופות החולים כדי לפגוע ברמת השירותים האמורים שכן, כבר כיום נותנות קופות החולים שירותים אלה לכ-20% מכלל הילדים בארץ ברמה ובאיכות שאינן נופלות מאלה של משרד הבריאות.

(ב) בדיקות לנשאי טיי-זאקס ותלסמיה לקבוצות סיכון כפי שיפרסם מנהל משרד הבריאות ברשומות עד יום ה' בטבת התשס"ד (31 בדצמבר 2003);
(ג) בדיקות לגילוי מוקדם אצל יילודים למחלת תת-תריסיות ופניל-קטנוריה (PKU);

(3) חיסונים וטיפול מונע:

(א) חיסוני שגרה:

(1) נגד דלקת כבד נגיפית מסוגA;
(2) נגד דלקת כבד נגיפית מסוגB;
(3) נגד קרמת-צדפת-שעלת (א-צלולרית) ושיתוק ילדים;
(4) נגד חצבת;
(5) נגד אדמת;
(6) נגד חזרת;
(7) נגד המופילוס איפלואנזה;

(ב) חיסונים וטיפול מונע לאוכלוסיות בסיכון:

(1) המופילוס איפלואנזה (ריפאמפין);

(2) מנינגקוקוס (ריפאמפין);
(3) דלקת כבד נגיפית A (גלובולין);
(4) דלקת כבד נגיפית B (HGIB);

(ג) נגד צפדת, נגד כלבת ונגד קרמת;
(ד) חיסונים לאוכלוסיות מיוחדות: השלמת חיסונים לילדים עולים ולפי הצורך BCG;
(ה) בדיקות שגרה לקבוצות מיוחדות: בדיקות מנטו, צילום ריאות לפי הצורך;

(4) תכנון המשפחה.";

(8) בתוספת השלישית, סעיף 1 (שירותי רפואה מונעת) - בטל.

תיקון פקודת בריאות העם

99. בפקודת בריאות העם, 1940[85] -

(1) בסעיף 20(1), ברישה, אחרי "כי ייעשו" יבוא "על ידי כל אדם, לרבות קופת חולים";

דברי הסבר

סעיף 99
לפסקה (1)
עם העברת האחריות למתן שירותי רפואה מונעת ממשרד הבריאות לקופות החולים, מוצע לתקן את סעיף 20 לפקודת בריאות העם 1940 (להלן - פקודת בריאות העם), שענינו סמכויות לשעת חירום ולהבהיר כי סמכויות המנהל בשעת חירום לסדר או להתקין, כי ייעשו השירותים המפורטים בסעיף האמור חלות גם לגבי קופות החולים.
לפסקאות (2) עד (5) ולסעיף 102(ג)
למספר היחידות המקצועיות בבתי החולים השפעה מהותית על היקף ההוצאה הציבורית לבריאות. סעיף 24א לפקודת בריאות העם, המסדיר את סמכויות המנהל לענין הקמת בתי חולים והרחבתם, אינו כולל סמכות כאמור לענין יחידות מקצועיות. על כן מוצע להרחיב סמכות זו גם לגבי הוספה או שינוי ייעוד של יחידה מקצועית כהגדרתה בסעיף 24(א) המוצע.

[85] ע"ר 1940, תוס' 1, עמ' 191; ס"ח התשנ"ח, עמ' 64.

---

(2) בסעיף 24(א), אחרי ההגדרה "מטופל" יבוא:

""ענף רפואה ייחודי" - ענף רפואה המפורט בתוספת החמישית;

"יחידה מקצועית" - יחידה בבית חולים, לרבות מחלקה מכון או מרפאה ולמעט מעבדה;

"יחידה מקצועית ייחודית" - יחידה מקצועית העוסקת בענף רפואה ייחודי;";

(3) בסעיף 24א -

(א) בפסקה (1), בהגדרה "הקמה", במקום "מחלקה, שינוי ייעוד של מחלקה" יבוא "יחידה מקצועית או מיטות, שינוי ייעוד של יחידה מקצועית";
(ב) אחרי פסקה (3) יבוא:

"(3א) המנהל לא ייתן אישור הקמה לענין הוספת יחידה מקצועית ייחודית אלא אם כן הוספתה לא תגרום לחריגה מהמספר המרבי של יחידות כאמור

בענף הרפואה הייחודי שלגביו מתבקש האישור או משיעור היחידות כאמור לנפש באותו ענף רפואה, כמפורט בתוספת החמישית, ובכפוף לתנאים המפורטים באותה תוספת.

(3ב) שר הבריאות, בהסכמת שר האוצר, רשאי לשנות בצו את התוספת החמישית.";

(4) אחרי סעיף 24א יבוא:

"סגירת יחידה מקצועית או הפחתה במספר המיטות

24ב. המנהל רשאי, לאחר ששמע את עמדת בית החולים, להורות על סגירת יחידה מקצועית בבית החולים, או על הפחתה של מספר המיטות בו, לשם -

(1) צמצום ההוצאה הציבורית לבריאות, ובלבד שאין בכך כדי לפגוע בבריאות הציבור;

(2) שמירה על בריאות הציבור או מניעת פגיעה בבריאות הציבור.";

(5) בסעיף 25(א), בסופו יבוא "היה המוסד הרפואי בית חולים, יכלול הרישום את פירוט ענפי הרפואה שבהם מורשה בית החולים לעסוק, ואת פירוט היחידות המקצועיות המורשות לפעול בו;";

(6) בסעיף 65ב, בפסקה (5), במקום "באישור" יבוא "בהסכמת שר האוצר ובאישור";

דברי הסבר

ולענין הוספה של יחידה מקצועית ייחודית - בכפוף להוראות סעיף 24א(3א) המוצע.
עוד מוצע להסמיך את המנהל, בכפוף לשמיעת עמדת קופות החולים, להורות על סגירת יחידות מקצועיות או על הפחתת מספר המיטות בבית החולים, משיקולים של צמצום ההוצאה הציבורית לבריאות או לשם שמירה על בריאות הציבור. כמו כן מוצע לתקן את סעיף 25 לפקודת בריאות העם, שענינו הפעלת מוסד רפואי, ולהוסיף תנאים לענין פתיחה, הפעלה או ניהול של מוסד רפואי שהוא בית חולים, כמפורט בסעיף המוצע.

לפסקה (6)

סעיף 65ב לפקודת בריאות העם מסדיר את רישוי המכשירים הרפואיים. פסקה (5) שבו מסמיכה את שר הבריאות, באישור ועדת העבודה והרווחה של הכנסת, לקבוע בתקנות כללים לענין הרישוי כאמור.
לאור ההשפעה של רישוי מכשירים רפואיים מיוחדים על ההוצאה הציבורית לבריאות, מוצע לקבוע כי הפעלת סמכות כאמור תהיה טעונה גם הסכמת שר האוצר.

---

(7) אחרי התוספת הרביעית יבוא:

"התוספת החמישית

(סעיף 24)

ענף רפואה ייחודי	מספר מרבי של יחידות מקצועיות ייחודיות או שיעורן לנפש	תנאים נוספים
השתלת כליה	7 יחידות, מתוכן עד 6 יחידות בבתי חולים ציבוריים כלליים	

השתלת לבלב	2	בבית חולים שבו פועלת יחידה להשתלת כליות
השתלת לב	3	
השתלת ריאה	2	בבית חולים שבו פועלת יחידה להשתלת לב
השתלת כבד	3	
השתלת מוח עצם מתורם זר	6	
השתלת משתל קוכליארי	4	
כירורגיית חזה ולב	16 יחידות, מתוכן עד 11 יחידות בבתי חולים ציבוריים כלליים	
כירורגיית פה ולסת	1 ל-1,000,000 נפש	
כוויות וטיפול נמרץ בכוויות	6 יחידות, לפחות אחת בכל אזור	
נוירוכירורגיה	9 יחידות, מתוכן עד 7 יחידות בבתי חולים ציבוריים כלליים ולפחות יחידה אחת בכל אזור	
אונקולוגיה (ילדים)	5 יחידות, לפחות אחת בכל אזור	ניתן לבצע פעולות מסוימות ביחידה לאונקולוגיה (מבוגרים) בהתאם לכללים שיקבע המנהל
מרכז לטיפול באיידס	1 ל-1,000,000 נפש	
טיפול בתא לחץ	3 יחידות, לפחות אחת באזור הדרום	

לענין תוספת זו, "אזור" - כל אחד מאלה: אזור הצפון (מחוזות חיפה והצפון), אזור המרכז (מחוזות תל אביב והמרכז), אזור ירושלים (מחוז ירושלים) ואזור הדרום (מחוז הדרום).

ביטול חוק ביטוח בריאות ממלכתי (תיקון מס' 12)

100. חוק ביטוח בריאות ממלכתי (תיקון מס' 12), התשס"א-2001[86] - בטל.

ביטול חוק בית חולים באשדוד (הקמה והפעלה)

101. חוק בית חולים באשדוד (הקמה והפעלה), התשס"ב-2002[87] - בטל.

חוק ביטוח בריאות ממלכתי ופקודת בריאות

102. (א) הנחות ופטורים שהיו קבועים ערב תחילתו של חוק זה לפי סעיף 8(א1)(2)(ג) לחוק ביטוח בריאות ממלכתי, כנוסחו ערב תחילתו של חוק זה, ושאין הוראה לקבעם לפי הסעיף האמור כנוסחו בסעיף 98 לחוק זה, בטלים מיום תחילתו

העם - תחילה והוראות מעבר

של חוק זה ואילך.
(ב) תחילתם של סעיפים 21א, ו-29ב, לחוק ביטוח בריאות ממלכתי וסעיף 30 לתוספת השניה לחוק האמור, וכן ביטולם של סעיפים 69(א1), (א2), (ג) ו-69א לחוק ביטוח בריאות ממלכתי וסעיף 1 לתוספת השלישית לחוק האמור, כנוסחם בפסקאות (3) עד (8) של סעיף 98 לחוק זה, ביום ו' בטבת התשס"ד (1 בינואר 2004).
(ג) המשך הפעלת יחידה מקצועית, שפעלה בבית חולים ערב תחילתו של חוק זה (בסעיף זה - יחידה מקצועית קיימת), טעון רישום לפי הוראות סעיף 25(א) לפקודה כנוסחו בסעיף 99 לחוק זה, ולענין זה יראו את בית החולים כמי שמבקש לראשונה רישום כאמור; יחידה מקצועית קיימת אשר לא נרשמה כאמור עד יום ה' בטבת התשס"ד (31 בדצמבר 2003), תחדל לפעול ביום ו' בטבת התשס"ד (1 בינואר 2004). לענין זה, "יחידה מקצועית" - למעט מחלקה, אלא אם כן היא יחידה מקצועית ייחודית כהגדרתה בסעיף 24(א) לפקודת בריאות העם, 1940, כנוסחו בסעיף 99 לחוק זה.

דברי הסבר

סעיף 100
חוק ביטוח בריאות ממלכתי (תיקון מס' 12), התשס"א-2001 (להלן - תיקון מס' 12), קובע שיעורי הנחה גבוהים בהשתתפות עצמית לעולים ולאזרחים ותיקים. לאור משמעויותיו הכספיות של חוק זה והעדר הצדקה להעדפת עולה על פני תושב ותיק במצב סוציו-אקונומי זהה, מוצע לבטל חוק זה.

סעיף 101
חוק בית חולים באשדוד (הקמה והפעלה), התשס"ב-2002 (להלן - חוק בית חולים באשדוד), מטיל על הממשלה הקמת בית חולים הכולל 300 מיטות באשדוד. הקמת בית החולים תהווה מעמסה בלתי רצויה על מערכת הבריאות בישראל ועל תקציב המדינה. כמו כן, יעילותו והצורך בו מוטלים בספק לאור קיומם של בתי חולים ברזילי וקפלן סמוך לעיר אשדוד. לאור זאת, מוצע לבטל חוק זה.
נוסחו של חוק בית חולים באשדוד, שמוצע לבטלו; מובא בנספח לדברי ההסבר.

(86) ס"ח התשס"א, עמ' 119.
(87) ס"ח התשס"ב, עמ' 124.

פרק ט"ז: הסדר קרנות הפנסיה הוותיקות

תיקון חוק הפיקוח על עסקי ביטוח

103. בחוק הפיקוח על עסקי ביטוח, התשמ"א-1981[88] (בפרק זה - חוק הפיקוח) -

(1) אחרי סעיף 78 יבוא:

"פרק ז'1: קרנות פנסיה ותיקות - מינוי מנהל מיוחד, תכניות הבראה וסיוע ממשלתי

סימן א': פרשנות

מטרת הפרק

78א. מטרתו של פרק זה לטפל בגירעון האקטוארי של קרנות הפנסיה הוותיקות, כדי להביאן לאיזון אקטוארי באמצעות שינויים בזכויות ובחובות של העמיתים ומתן סיוע ממשלתי שיאפשר להן לשלם קצבאות לעמיתיהן, והכל בהתחשב ביכולתו של משק המדינה ותוך יצירת אחידות במערך הזכויות.

דברי הסבר

מבוא

בעקבות הגירעונות האקטואריים שהלכו ותפחו בקרנות הפנסיה הוותיקות החליטה הממשלה, בחודש מרס 1995, על סגירת קרנות אלה בפני קבלת עמיתים חדשים ופתיחת קרנות פנסיה חדשות, מאוזנות אקטוארית. עוד החליטה הממשלה כי יש לבצע בקרנות הוותיקות תכניות הבראה מקיפות וכי בכפוף לביצוע תכניות ההבראה ובמסגרת יכולתו של המשק הלאומי, תהיה הממשלה אחראית למילוי התחייבויותיהן של

הקרנות הוותיקות, אם אלה לא יוכלו לעמוד בהן.

הגירעון האקטוארי המצטבר של קרנות הפנסיה הוותיקות לסוף שנת 2001 לפי המאזנים האקטואריים של קרנות הפנסיה, עמד על למעלה מ-137 מיליארד שקלים חדשים (בהנחת ריבית של 3.55%, סכום שמוערך בכ-120 מיליארד שקלים חדשים, בהנחת ריבית של 4%). יצוין כי בשל העדר מידע מלא לגבי היקפם של הסכמים חריגים שבהם התקשרו הקרנות, ייתכן כי הגירעון האקטוארי בקרנות הוותיקות אף גדול מסכומים אלה.

משמעות הדברים היא שקרנות הפנסיה הוותיקות אינן מסוגלות לקיים את כלל התחייבויותיהן לעמיתיהן.

אחת מקרנות הפנסיה כבר מצויה הלכה למעשה במצב שבו אינה יכולה לשלם פנסיה לזכאים לכך, ושתי קרנות נוספות עומדות להגיע למצב זה בשנים הקרובות. עם זאת ברור כי טיפול דחוף נדרש גם, וביתר שאת, בקרנות הפנסיה שבהן צפוי משבר בעוד שנים מספר, שכן הגירעונות בקרנות אלה הם בהיקפים גדולים הרבה יותר.

חרף האמור לעיל, מאז קבלת החלטת הממשלה מ-1995 התנהלו קרנות הפנסיה הוותיקות באופן המנוגד לחלוטין למתחייב ממצבן הקשה, ולא זו בלבד שלא בוצעה בהן כל תכנית הבראה, ואף לא בוצעה ההתחייבות המפורשת שניתנה בשנת 1997 בהסכם שנחתם בין שר האוצר יעקב נאמן ליו״ר ההסתדרות עמיר פרץ כי הגבלת הגידול בשכר המבוטח תעוגן בתקנוני הקרנות, הן אף ממשיכות, כאמור, להגדיל את גירעונותיהן.

בהעדר תכנית הבראה, מבטיחות קרנות הפנסיה הוותיקות לעמיתים סכומים שלא יוכלו לעמוד בהן בעתיד, ועל כן הפורשים לפנסיה מקבלים זכויות שמעבר ליכולתן של הקרנות. העדר טיפול מיידי במצב שנוצר יפגע במי שיפרשו לפנסיה בעתיד בצורה חמורה יותר, שכן זכויות העמיתים מתגבשות עם פרישתם לפנסיה, והקרנות מכלות את יתרת נכסיהן ביצירת התחייבויות לתשלום לעמיתים הפורשים היום, בהתעלם מגירעונותיהן הטופחים ועל חשבון העמיתים שיפרשו לפנסיה בעתיד.

מצב זה דורש טיפול מיידי. הטיפול במשבר יהיה אפקטיבי יותר ככל שיוקדם, בין השאר, משום שלמעלה ממחצית ההתחייבויות של קרנות הפנסיה הוותיקות הן לעמיתים שעדיין לא פרשו לפנסיה, וזכויותיהם הפנסיוניות טרם התגבשו.

בנסיבות אלה, אין מנוס מנקיטת שורה של צעדים לשם הבראת קרנות הפנסיה הוותיקות, תיחום הגירעון האקטוארי שלהן והבטחת ניהול ראוי בהן, באופן שהממשלה תוכל לסייע לקרנות לעמוד בהתחייבויותיהן, כפי שיהיו לאחר ביצוע הצעדים האמורים.

קביעת היקף הסיוע הממשלתי כבר כיום תאפשר ביצוע תכניות הבראה על בסיס סיוע חיצוני בהיקף ידוע מראש, וכן תאפשר לממשלה לפרוס את תקציבי הסיוע

[88] ס״ח התשמ״א, עמ׳ 208; התשס״ב, עמ׳ 97.

פרשנות

78ב. (א) בפרק זה -

״המפקח״ - לרבות הממונה כהגדרתו בתקנות קופות גמל;

״הסכם קיבוצי״ - כמשמעותו בחוק הסכמים קיבוציים, התשי״ז-1957[88]א;

״התחייבויות הקרן הוותיקה״ - לרבות התחייבויות שהקרן צפויה לצבור בעתיד;

״התקנון האחיד״ - התקנון שיקבע המפקח לפי סעיף 78ח;

״חוק החברות הממשלתיות״ - חוק החברות הממשלתיות, התשל״ה-1975[89].

״מנגנון איזון אקטוארי״ - כללים שנקבעו בתקנון של קרן ותיקה לפי הנחיות ותנאים מאת המפקח, שיתאימו מפעם לפעם את הזכויות של עמיתים בקרן כך שיישמר האיזון האקטוארי;

״מנהל מיוחד״ - מי שמונה לפי סעיף 78ג(א);

״נכסי הקרן הוותיקה״ - לרבות נכסים שהקרן צפויה לצבור בעתיד;

"עודף אקטוארי", "גירעון אקטוארי"	ו"איזון אקטוארי" - הפרש חיובי או שלילי או איזון, לפי הענין, בין כלל נכסי הקרן הותיקה לבין כלל ההתחייבויות הקרן הותיקה, כפי שנקבע במאזן אקטוארי שנערך בהתאם לתקנות קופות גמל ובכפוף להנחיות המפקח;

דברי הסבר

על פני שנים רבות, באופן שתקציב המדינה יוכל לשאת בעול הסיוע לקרנות הפנסיה.

מוצע לקבוע בחוק הפיקוח על עסקי ביטוח, התשמ"א-1981 (להלן - חוק הפיקוח), הסדר ייחודי לטיפול בכלל הקרנות הגירעוניות, המתבסס על ההסדר הקיים בחוק האמור לענין חדלות פירעון של מבטח, בהתאמות הנדרשות בהתחשב בצורך בקביעת מנגנון אחיד והוגן לכלל קרנות הפנסיה שייהנו מסבסוד בסכום של עשרות מיליארדי שקלים חדשים מתקציב המדינה.

בהתאם לכך, מוצע, בסעיף 78ג, כי ימונה לקרנות הפנסיה הגירעוניות מנהל מיוחד, בדומה להוראה שבסעיף 68 לחוק הפיקוח הקובעת כי ניתן למנות מנהל מורשה למבטח שאינו יכול לעמוד בהתחייבויותיו. מובן כי קרנות הפנסיה שעליהן יחול פרק זה עומדות בתנאי האמור, שכן, כאמור לעיל, הן מצויות בגירעונות אקטואריים גדולים ביותר. יצוין, כי המפקח על הביטוח פתח בהליך למינוי מנהלים מורשים לקרנות הפנסיה הוותיקות הגירעוניות, וכי חלק מקרנות אלה פנה לבית המשפט בבקשה לעכב את הליכי המינוי. מוצע כי חובת המינוי של מנהל מיוחד לכל אחת מהקרנות שבהסדר המוצע תיקבע בחוק, שכן מינוי כזה הוא תנאי מוקדם למימוש של הסדר לקרנות אלה, כדי שניהול הקרנות ייעשה מתוך ראיה כוללת של טובת העמיתים במסגרת התכנית המוצעת ולמימוש מטרות ההסדר שלטובתה תזרים הממשלה סכומי כסף עצומים. לצד המנהלים המיוחדים, יכהנו ועדות הנהלה, שימונו לפי סעיף 78ד המוצע, גם זאת בדומה להוראות סעיף 68 לחוק הפיקוח.

כן מוצע כי תגובש תכנית שתחלק את הסבסוד הממשלתי ואת השתתפות העמיתים בצורה שוויונית והוגנת, בדומה לתכנית הסדר לפי סעיף 70א לחוק. ואולם, בשל ההיבט הציבורי המיוחד של ההסדר הנוגע לקרנות הפנסיה, מוצע כי התכנית לא תגובש בידי המנהל המיוחד, אלא שעקרונות התכנית ייקבעו בחוק הראשי, והיא תגובש באמצעות קביעת תקנון אחיד וברור לכלל הקרנות, בהתאם לעקרונות שנקבעו כאמור.

העקרונות המוצעים לתקנון האחיד בסעיף 78ח הם אלה: תיקבע שיטת חישוב אחידה לשכר הקובע לפנסיה לפי השיטה הידועה כ"שיטת יחסי השכר", ייגבו דמי

[88]א ס"ח התשי"ז, עמ' 63.
[89] ס"ח התשל"ה, עמ' 132.

"קרן גירעונית" -	קרן ותיקה שאינה קרן מפעלית, אשר הגירעון האקטוארי שלה עלה ביום ט"ז בטבת התשס"ב (31 בדצמבר 2001) על 10% מסך כל התחייבויות הקרן, והמנויה בחלק א' לתוספת הראשונה;
"קרן ותיקה" - מבטח	שהוא קרן ותיקה כמשמעותה בתקנות קופות גמל;
"קרן מפעלית" -	קרן ותיקה שתקנונה הגביל את ההצטרפות אליה לעובדים של מעביד מסוים, והמנויה בחלק ב' של התוספת הראשונה;
"תקנות קופות גמל" -	תקנות מס הכנסה (כללים לאישור ולניהול קופות גמל), התשכ"ד-1964[90];

(ב) לכל מונח אחר בפרק זה תהא המשמעות הנודעת לו בתקנות קופות גמל, אלא אם כן נקבע אחרת בפרק זה.

סימן ב': מנהל מיוחד וועדת הנהלה

מינוי מנהל מיוחד וועדת הנהלה

78ג. (א)

(1) המפקח ימנה, באישור שר האוצר, מנהל מיוחד לכל קרן ותיקה, למעט קרן ותיקה שהתקיימו בה התנאים שבסעיף 78ית, ורשאי הוא למנות מנהל מיוחד אחד למספר קרנות או לכולן.
(2) כשיר להתמנות מנהל מיוחד מי שמתקיימים בו התנאים האמורים בסעיף 24(ג) לחוק החברות הממשלתיות, והוא התחייב להקדיש את עיקר זמנו לתפקידיו כמנהל מיוחד ולא לעסוק בעיסוק אחר אלא באישור המפקח.
(3) על מינוי מנהל מיוחד יחולו הוראות סעיפים 17, 17א ו-18 לחוק החברות הממשלתיות, בשינויים המחויבים, וכן לא יתמנה למנהל מיוחד מי שיש לו או לקרובו זיקה אישית, עסקית או פוליטית לשר משרי הממשלה או לקרוב שלו.

דברי הסבר

ניהול מכל פנסיה המשתלמת לגמלאים, הפנסיה המשולמת תוגבל על פי שיעור עליה ריאלי שלא יעלה על 2% לשנה בשכר הקובע לפנסיה, יועלה גיל הזכאות לפנסיית זקנה (במסגרת מהלך כלל-משקי) ויועלה שיעור דמי הגמולים המשמש לצורך חישוב השכר המובטח.
נוסף על כך יבוצעו צעדי התייעלות בקרנות, והן ינוהלו אך ורק במטרה לאזן את קרנות הפנסיה, ולהבטיח את זכויות העמיתים בהן בהתאם לתקנונן ועל פי דין.
עם יישום כל צעדי ההבראה האמורים, יינתן לקרנות הוותיקות סיוע ממשלתי בהיקף של 67.4 מיליארד שקלים חדשים (בערכים נוכחיים).
ההסדר המוצע לא יחול באופן אוטומטי על קרנות פנסיה וותיקות שלהן גירעון קטן יחסית או על קרנות מפעליות, אם אלה יציעו תכנית לחיסול גירעונן ולקביעת מנגנון איזון אקטוארי בתקנוניהן.
קרנות הפנסיה הן מבטחים כמשמעותם בחוק הפיקוח על עסקי ביטוח, התשמ"א-1981, בהיותן עוסקות בביטוח פנסיה, ולכן מוצע להסדיר את ענין קרנות הפנסיה הוותיקות במסגרת חוק זה. עם זאת, מאחר שעיקר פעולתן של קרנות הפנסיה מוסדר כיום בתקנות מס הכנסה (כללים לאישור ולניהול קופות גמל), התשכ"ד-1964, מוצע להפנות להגדרות תקנות אלה, ככל שלא נקבעו הגדרות למונחים שבפרק זה.

[90] ק"ת התשכ"ד, עמ' 1302; התשס"ב, עמ' 382 ועמ' 632.

(ב)

(1) המפקח ימנה, באישור שר האוצר, לכל קרן ותיקה שמונה לה מנהל מיוחד לפי הוראות סעיף קטן (א), ועדת הנהלה של שלושה או חמישה חברים, שתייעץ למנהל המיוחד, ורשאי הוא למנות ועדת הנהלה אחת למספר קרנות או לכולן.
(2) אחד מחברי ועדת הנהלה יהיה שופט בדימוס, והוא יהיה היושב ראש, ושאר חבריה יהיו בעלי כשירות לכהונה לפי סעיפים 16א ו-18 לחוק החברות הממשלתיות; על מינוי חברי ועדת הנהלה יחולו הוראות סעיפים 17 ו-17א לחוק האמור, בשינויים המחויבים, ולא יתמנה מי שיש לו או לקרובו זיקה אישית, עסקית או פוליטית לשר משרי הממשלה או לקרוב שלו.

(ג) הוראות סעיף 68 לא יחולו על מינוי מנהל מיוחד וועדת הנהלה לפי סעיף זה.

תקופת כהונה וסיום כהונה

78ד. (א) מנהל מיוחד וחבר ועדת הנהלה יתמנו לתקופה של שלוש שנים, המפקח רשאי להאריך את תקופת הכהונה בתקופה אחת נוספת, וכן באישור שר האוצר לשוב ולהאריך את תקופת הכהונה מפעם לפעם בתקופות נוספות.
(ב) מנהל מיוחד או חבר ועדת הנהלה יחדל לכהן לפני תום תקופת כהונתו באחת מאלה:

(1) התפטר במסירת כתב התפטרות למפקח;
(2) נבצר ממנו דרך קבע למלא את תפקידו והמפקח, באישור שר האוצר, העביר אותו מכהונתו בהודעה בכתב;
(3) הורשע בעבירה שלדעת המפקח בשל חומרתה, מהותה או נסיבותיה אין הוא ראוי לכהן בתפקידו;
(4) המפקח קבע, באישור שר האוצר, כי אינו ממלא את תפקידו כראוי או באופן המקדם את מטרותיו של פרק זה, או כי פעל, במעשה או במחדל, בדרך הסותרת את הוראות המפקח והנחיותיו שניתנו לפי הוראות פרק זה.

דברי הסבר

לסעיפים 78ג ו-78ד המוצעים
מוצע לקבוע תנאי כשירות למנהל מיוחד בדומה לאלה הנדרשים לענין מינוי יושב ראש דירקטוריון של חברה ממשלתית.
עוד מוצע לקבוע הוראות מיוחדות לענין מינוי ועדת הנהלה שתייעץ למנהל המיוחד. יו״ר הועדה יהיה שופט בדימוס, ושאר חבריה יהיו אנשים בעלי השכלה או ניסיון כנדרש מדירקטור בחברה ממשלתית.
המינויים יהיו לתקופה של שלוש שנים, וניתנים לחידוש.

---

(5) המפקח קבע כי אין צורך בהמשך כהונתם של מנהל מיוחד או של ועדת ההנהלה של קרן שלגביה הורה, לפי סעיף 78יב, כי תפעולה יהיה משותף עם קרן אחרת.

סמכויות מנהל מיוחד

78ה. למנהל מיוחד יהיו כל הסמכויות הנתונות למנהל מורשה לפי פרק ז׳, בשינויים המחויבים, בכפוף להוראות פרק זה.

תפקידי מנהל מיוחד

78ו. מנהל מיוחד ינהל את עסקי הקרן הותיקה שלה התמנה ויפעל לביצוע הוראות פרק זה ולהגשמת מטרותיו, ובין השאר לביצוע כל אלה:

(1) איתור הנכסים של הקרן, ואם הם אינם מצויים בשליטת הקרן או אינם רשומים על שמה בכל רישום המתנהל על פי דין - העברתם לשליטתה ורישומם על שמה;
(2) מימוש ומכירה של נכסים של הקרן;
(3) הבטחת קיומו של מסד נתונים מלא וזמין של כל זכויות העמיתים בקרן;
(4) יישום התקנון האחיד;
(5) יישום תכנית ההתייעלות שנקבעה לפי הוראות סעיף 78יא, או מימוש התפעול המשותף שעליו הורה המפקח לפי הוראות סעיף 78יב;
(6) ביצוע כל פעולה אחרת שהמפקח יורה עליה.

הנחיות המפקח

78ז. במילוי סמכויותיו ובביצוע תפקידיו יפעל המנהל המיוחד לפי הנחיות המפקח, ורשאי המפקח, בין השאר, להורות למנהל מיוחד לנקוט בצעדים כפי שיורה לשם צמצום הגירעון האקטוארי ולשם מניעת היווצרותו בעתיד, או לשם הבטחת

טובתם של כלל העמיתים בכלל הקרנות הוותיקות.

סימן ג': תקנון אחיד ותכניות התייעלות

קביעת תקנון אחיד ועקרונותיו

78ח. (א) המפקח יכין תקנון אחיד לכל הקרנות הוותיקות שמונה להם מנהל מיוחד, במטרה להביאן לאיזון אקטוארי ולכך שיוכלו לשלם קצבאות לעמיתיהן, בשים לב לסיוע הממשלתי שיינתן לפי הוראות סימן ד' וליצירת אחידות במערך הזכויות.

דברי הסבר

לסעיפים 78ה עד 78ז המוצעים
מוצע לקבוע את תפקידיו וסמכויותיו של המנהל המיוחד באופן שיאפשר את מימוש מטרות פרק זה, כדי להביא את הקרנות לאיזון אקטוארי, ולהכפיף את פעולותיו - כקבוע בחוק לגבי מנהל מורשה - להוראות שיקבל מהמפקח.

לסעיפים 78ח ו-78ט המוצעים
מוצע כי המפקח יכין, לכל הקרנות שעליהן חל פרק זה, תקנון אחיד שיקבע את הזכויות והחובות של העמיתים באופן שיביא את הקרנות לאיזון אקטוארי ולכך שנכסיהן, יחד עם הסיוע הממשלתי, יאפשרו תשלום הקצבאות לעמיתים.

(ב) התקנון האחיד יוכן על פי עקרונות והוראות אלה:

(1) לא תהיה הפליה בין עמיתים בקרן;
(2) כללי חישוב זכויות העמיתים יהיו אחידים לכל הקרנות הוותיקות שמונה להם מנהל מיוחד, וייקבעו באופן ברור ובלתי תלוי בהפעלת שיקול דעת של הקרן או של כל גורם אחר;
(3) חישוב הקצבה למי שיתחיל לקבל קצבה ביום
ג' באב התשס"ג (1 באוגוסט 2003) או אחריו, ייעשה בהתבסס על שיטת ממוצע היחסים של השכר הנהוגה בקרן הגמלאות המרכזית של עובדי ההסתדרות בע"מ, בשינויים שיקבע המפקח בתקנון האחיד, ובלבד שתקרת העליה הריאלית בשכר הקובע לקצבה החל בחודש מרס 1996 תהיה 2 אחוזים בשנה;
(4) ייקבע מנגנון איזון אקטוארי;
(5) כספי הקרן ישמשו אך ורק לתשלום קצבאות לעמיתים לפי התקנון ולכיסוי הוצאות התפעול של הקרן, הכל בהתאם לכללים ולהנחיות שיקבע המפקח;
(6) הקרן תנכה דמי ניהול מתוך תשלומיה לעמיתים, בין שהם קצבאות ובין שהם תשלומים חד-פעמיים; דמי הניהול יהיו מדורגים בהתאם לגובה הקצבה או התשלום החד-פעמי המשולמים, וייקבעו במטרה שסך כל דמי הניהול שייגבו בכל הקרנות הוותיקות שמונה להם מנהל מיוחד יהיה 2% מסך כל הקצבאות והתשלומים החד-פעמיים המשולמים בקרנות אלה;
(7) השכר המבוטח בקרן, לגבי כל חודש, יחושב בתשלום שהועבר בפועל לקרן כשהוא מחולק בסך שיעורי התשלום שיש להעביר לקרן לפי הוראות
סעיף 78י;

דברי הסבר

התקנון האחיד ימנע הפליה בין עמיתי הקרן, ויקבע כללים ברורים ואחידים לחישוב זכויות העמיתים. חישוב הקצבה לגמלאים חדשים יהיה לפי שיטת ממוצע היחסים של השכר, דהיינו - לפי חישוב הלוקח בחשבון, לגבי כל שנה שבה הופרשו דמי גמולים לקרן, את היחס בין המשכורת שממנה הם שולמו באותה שנה לבין השכר הממוצע במשק באותה עת, כאשר השכר הקובע לפנסיה בתום תקופת הביטוח מחושב על פי ממוצע אותם יחסי שכר כשהוא מוכפל בשכר הממוצע במשק במועד הפרישה.
בתקנון האחיד ייקבע מנגנון איזון אקטוארי, דהיינו - כללים שיתאימו מפעם לפעם את זכויות העמיתים באופן שיישמר בה איזון אקטוארי, וכן ניכוי של דמי ניהול מן התשלומים לעמיתים, וזאת בשיעורים מדורגים, אשר יגדלו ככל שסכומי הקצבה גדלים.
כאמור בסעיף 78י תקרת ההפקדה החודשית בקרן פנסיה תועלה בהדרגה מן השיעור הקיים, שהוא 17.5 אחוזים מן המשכורת, ל-20.5 אחוזים מן המשכורת, ומוצע לקבוע כי השכר המבוטח בקרן יחושב בכל מקרה לפי שיעור ההפקדה המתחייב מהוראות סעיף 78י, דהיינו - גובה השכר המובטח ייגזר מסכום ההפקדה, כך שהשכר המבוטח יחושב כשכר שהיה מקבל העמית ממעבידו אילו סכום ההפקדה היה סכום ההפקדה המרבי המותר לפי התקנות, כך שאם הופרש שיעור נמוך יותר, יקטן השכר המבוטח בהתאמה.

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(8) הועלה גיל הפרישה לפי כל דין, יועלה גיל הזכאות לקצבת זקנה בהתאמה; כל עוד לא הועלה גיל הפרישה לגיל 67 לגבר ולאישה, יכוסה ההפרש מחציתו על ידי שינוי זכויות של העמיתים ומחציתו על ידי הגדלת הסיוע הממשלתי מעבר לסכום הנקוב בפסקה (1) של סעיף 78יג(א), כאמור בפסקה (2) של אותו סעיף; לענין פסקה זו, "ההפרש" - ההפרש שבין התחייבויות הקרן כפי שיהיו אם יועלה גיל הפרישה לגיל 67 לגבר ולאישה, לבין התחייבויות הקרן אם לא יועלה גיל הפרישה כאמור.

תחולת התקנון האחיד ושינויו

78ט. (א) החל ביום שיקבע המפקח יחליף התקנון האחיד את התקנון שנהג בכל אחת מהקרנות הוותיקות שמונה להן מנהל מיוחד.
(ב) הוראות התקנון האחיד יחולו על אף האמור בכל הסכם או הסדר אחר.
(ג) ראה המפקח שהדבר נדרש להשגת מטרותיו של פרק זה והעקרונות המנויים בסעיף 78ח, רשאי הוא, באישור שר האוצר, לשנות את התקנון האחיד והשינוי ייכנס לתוקפו 30 ימים לאחר היום שבו נמסרה על כך הודעה לקרנות שעליהן הוא חל.

שיעורי התשלום לקרן

78י. לשיעורי התשלום ממשכורתו של העובד שבשלה מועברים תשלומים של מעביד ושל עמית-שכיר לקרן ותיקה, לפי כל הסכם, הסדר או הסכם קיבוצי, כפי שהיו ביום כ"ח בניסן התשס"ג (30 באפריל 2003) (בסעיף זה - המועד הקובע), ייווספו שיעורים כמפורט להלן:

(1) לתשלומי העמית-השכיר - ייווסף מדי שנה, בכל אחת מהשנים 2004 עד 2006, שיעור של 2/3 נקודת אחוז, כך שמשנת 2006 ואילך יהיה שיעור ההפרשה גבוה בשתי נקודות האחוז משיעור ההפרשה במועד הקובע;
(2) להפרשות המעביד - ייווסף מדי שנה, בכל אחת מהשנים 2004 עד 2006, שיעור של 1/3 נקודת אחוז, כך

דברי הסבר

בהתאם להמלצות הועדה הציבורית לבחינת גיל הפרישה, שהוגשו לשר האוצר ושר העבודה והרווחה ביום 28 ביולי 2000, החליטה הממשלה להגיש הצעת חוק שלפיה יועלה בהדרגה גיל הפרישה מעבודה ל-67 שנים, הן לגברים והן לנשים. עם כניסתו לתוקף של חוק כאמור, יועלה בהתאמה גיל פרישה לפי התקנון האחיד. עד אז יכוסה ההפרש בין התחייבויות הקרן לפי גיל הפרישה המתוכנן לבין התחייבויותיה לפי הגיל הנהוג כיום, על ידי שינוי זכויות - מצד אחד, והגדלת הסיוע הממשלתי - מצד אחר.

לסעיף 78י

מוצע להגדיל את תשלומי המעביד והעובד לקרן פנסיה שעליה חלות הוראות פרק זה, בכך יקטנו הגירעונות האקטואריים של קרנות הפנסיה שעליהן חל הפרק ויקטנו ממילא סכומי ההשתתפות של העמיתים, ושל תקציב המדינה.

שמשנת 2006 ואילך יהיה שיעור ההפרשה גבוה בנקודת האחוז משיעור ההפרשה במועד הקובע.

תכנית התייעלות

78יא. (א) המפקח רשאי להורות למנהל המיוחד להכין תכנית לייעול תפעולה של הקרן שבניהולו, שתוגש לאישור המפקח, ורשאי המפקח להכין תכנית אחידה לייעול תפעולן של קרנות ותיקות שמונה להן מנהל מיוחד, לרבות בדרך של איחוד תפעולן.

(ב) המנהל המיוחד יפעל לביצוע תכנית התייעלות כאמור בסעיף קטן (א), בתוך התקופה שיקבע המפקח.

תפעול משותף של קרנות

78יב. המפקח רשאי להורות כי תפעול של קרנות ותיקות שמונה להן מנהל מיוחד יהיה משותף, ורשאי שר האוצר לתת הוראות לענין זה.

סימן ד': סיוע ממשלתי

הסיוע הממשלתי 78יג. (א)

(1) הממשלה תסייע לקרנות הוותיקות שמונה להן מנהל מיוחד, בהעברת כספים מתקציב המדינה בסך של 67,400 מיליון שקלים חדשים, הכולל את סכום ערך הסובסידיה; לענין זה, "ערך הסובסידיה" - ההפרש שבין סכום הריבית הצמודה שמשלמת הממשלה על איגרות חוב מיועדות מסוג "מירון" שהונפקו לקרנות הוותיקות שמונה להן מנהל מיוחד וטרם נפדו ביום כ"ט בניסן התשס"ג (30 באפריל 2003), לבין סכום הריבית הצמודה שהיתה משתלמת על איגרות אלה אילו שיעור הריבית עליהן היה 4%.
(2) לסכום הסיוע לפי פסקה (1) ייווסף, סכום בגובה מחצית ההפרש, כהגדרתו בסעיף 78ח(ב)(8), ככל שהדבר יידרש לפי הסעיף האמור.

(ב) העברת הכספים לכל קרן ותיקה במסגרת הסיוע לפי סעיף קטן (א) תיעשה בהתאם להוראות המפקח, ובלבד שלא

דברי הסבר

לסעיפים 78יא ו-78יב המוצעים
אחד מתפקידי המנהל המיוחד יהיה להכין תכנית לייעול תפעולה של הקרן שבניהולו. התכנית תהיה טעונה אישור המפקח. נוסף על כך מוצע להסמיך את המפקח להכין תכנית לייעול תפעולן של הקרנות, לרבות בדרך של איחוד התפעול של מספר קרנות או של כולן, או להורות על מיזוג של קרנות, וכן להורות על צעדים לשם מניעה או צמצום של גירעון אקטוארי ולהבטחת טובת כלל העמיתים בקרנות.
לסעיף 78יג המוצע
מוצע כי לקרנות הוותיקות שימונה להן מנהל מיוחד, ושהופעל בהן התקנון האחיד, שבוצעה בהן תכנית התייעלות ושהן ממלאות אחר הוראות הפרק והנחיות המפקח, יינתן סיוע ממשלתי.
סך כל הסכום שיינתן לקרנות, על פני כ-35 שנים, יהיה 67,400 מיליון ש"ח (במונחי ינואר 2003). סכום זה כולל את ערך הסובסידיה הגלומה

באיגרות החוב המיועדות מסוג "מירון", והוא משקף את כלל התמיכה הממשלתית בסיוע לקרנות אלה כדי לאפשר להן לשלם קצבאות לעמיתיהן. חלוקת כספי הסיוע בין הקרנות תיעשה לפי הוראות המפקח בהתאם לצורכיהן ולגירעונות האקטואריים.

יועברו כספים לקרן כלשהי אלא לאחר שהתקנון האחיד הופעל בה, בוצעה בה תכנית לייעול תפעולה כאמור בסעיף 78יא, והקרן ממלאת אחר כל ההוראות לפי פרק זה (להלן - קרן זכאית).

(ג) הסכום האמור בסעיף קטן (א) יהיה צמוד למדד המחירים לצרכן שמפרסמת הלשכה המרכזית לסטטיסטיקה (להלן - המדד), באופן שכל סכום יועבר לקרן זכאית כשהוא מעודכן לפי שיעור עליית המדד הידוע במועד העברת כל סכום לעומת המדד לחודש ינואר 2003, ובתוספת ריבית צמודה בשיעור של 4% לשנה.

קרן סיוע

78יד. הממשלה רשאית, במטרה לפרוס את ההוצאה מתקציב המדינה בשל הסיוע לקרנות הוותיקות כאמור בסעיף 78יג, להקים קרן שאליה יועברו חלק מן הסכומים המיועדים לסיוע לקרנות הזכאיות לפני המועד שבו יש להעביר סכומים אלה לקרנות; הקרן תתנהל באופן ובתנאים שעליהם יורה שר האוצר.

עתודה אקטוארית בקרן

78טו. (א) המפקח יבחן, בתום כל שנה, את ערכם המהוון של סכומי הסיוע הממשלתי, כאמור בסעיף 78יג(א), שטרם הועברו לכל אחת מהקרנות הזכאיות, לפי חלקה היחסי של הקרן בגירעון האקטוארי של כלל הקרנות הזכאיות (בסעיף זה - יתרת הסיוע הממשלתי) ואת התשואה שהשיגה הקרן על השקעותיה.

(ב) ראה המפקח כי יתרת הסיוע הממשלתי, בניכוי התשואה שהשיגה הקרן הזכאית מעבר לתשואה בשיעור שנתי של 4% (בסעיף זה - התשואה העודפת), צפויה להביא לעודף אקטוארי בקרן, יורה לקרן להעביר את התשואה העודפת לחשבון שינוהל בידי הקרן כעתודה אקטוארית; לענין זה, "עתודה אקטוארית" - עתודה שתשמש את הקרן לכיסוי גירעונות אקטואריים, ככל שייווצרו בעתיד.

סימן ה': ועדה ציבורית מייעצת

ועדה ציבורית מייעצת

78טז. (א) שר האוצר ימנה ועדה ציבורית אשר תייעץ למפקח ולשר האוצר בכל הקשור ליישום ההסדר שנקבע לקרנות הפנסיה הוותיקות לפי הוראות פרק זה.

דברי הסבר

לסעיף 78יד המוצע

לחלק מן הקרנות עדיין יש יכולת לעמוד בהתחייבויותיהן השוטפות בשנים הקרובות והן יזדקקו לסיוע הממשלתי רק בעוד כמה שנים, כך שבמהלך השנים סך כל סכומי הסובסידיה השנתיים שיידרשו לכלל הקרנות צפוי להגיע בשנות השיא לסכומים גבוהים מאוד. כדי לא ליצור עומס תקציבי כבד ביותר בשנות תקציב מסוימות, מוצע לאפשר לממשלה להתחיל בתקצוב הסכומים עוד קודם לכן, ולהעביר סכומים שיתוקצבו בשנים הראשונות לאחר קבלת החוק לקרן שממנה הם יועברו במועד מאוחר יותר לקרנות.

לסעיף 78טו המוצע

כדי להבטיח את האיזון האקטוארי של הקרן לאורך זמן, מוצע לקבוע כי אם השיגה קרן פנסיה תשואה עודפת, יועבר העודף לעתודה אקטוארית שתנוהל בקרן.

לסעיפים 78טז ו-78יז המוצעים
מוצע כי תמונה ועדה ציבורית של אנשי משק וכלכלה ואנשי אקדמיה, אשר תייעץ למפקח ולשר האוצר בענינים שיביאו לפניה הנוגעים להסדר קרנות הפנסיה הוותיקות כאמור בפרק זה.

(ב) הועדה הציבורית תהיה בת שבעה חברים שהם אנשי משק וכלכלה, ואנשי סגל במוסדות להשכלה גבוהה בתחומים הנוגעים לביצועו של פרק זה.
(ג) חבר הועדה הציבורית ימונה לתקופה של שלוש שנים מיום מינויו, וניתן לשוב ולמנותו.

החלת הוראות

78יז. על הועדה הציבורית יחולו הוראות סעיפים 4(ג) ו-(ד), 9 (א), 10, 11 ו-12, בשינויים המחויבים.

סימן ו': הוראות שונות

תחולה

78יח. (א) הוראות פרק זה לא יחולו על קרן ותיקה שאינה קרן גירעונית, אם היא אחת מאלה:

(1) קרן שביום ט"ז בטבת התשס"ב (31 בדצמבר 2001) לא היה בה גירעון אקטוארי, ומתקיימים בה שני אלה:

(א) לפני יום ג' באב התשס"ג (1 באוגוסט 2003) הגישה למפקח בקשה לקבוע בתקנונה מנגנון איזון אקטוארי;
(ב) לפני יום ז' בטבת התשס"ד (1 בינואר 2004) נקבע מנגנון איזון אקטוארי, כפי שאושר על ידי המפקח, בתקנון הקרן.

(2) קרן שביום ט"ז בטבת התשס"ב (31 בדצמבר 2001) היה בה גירעון אקטוארי הנמוך מ-10% מסך כל התחייבויות הקרן, או קרן מפעלית, ומתקיימים בה, נוסף על התנאים האמורים בפסקאות משנה (א) ו-(ב) של פסקה (1), גם שני אלה:

(א) עד למועד האמור בפסקה (1)(א) - הגישה למפקח תכנית שתביא אותה לאיזון אקטוארי;
(ב) עד המועד האמור בפסקה (1)(ב) - התכנית, כפי שאושרה בידי המפקח, קיבלה תוקף מחייב (בסעיף זה - התכנית המחייבת).

דברי הסבר

על הועדה הציבורית יחולו ההוראות הנוגעות לועדה המייעצת לפי פרק ב' לחוק הפיקוח על עסקי ביטוח בנוגע למינוי יושב ראש וסגן יושב ראש, מנין חוקי, פקיעת כהונה, סדרי נוהל ושמירת תוקף פעולות.
לסעיף 78יח המוצע
מוצע כי הוראות הפרק יחולו תחילה על כל הקרנות המנויות בשמותיהן בחלק א' לתוספת הראשונה, שהן קרנות אשר יש בהן גירעון אקטוארי עמוק.

(ב) קרן שהוראות פרק זה לא הוחלו עליה, כאמור בסעיף קטן (א), שלא הפעילה את מנגנון האיזון האקטוארי שנקבע בתקנונה במועד שנדרש להפעילו, או שלא פעלה בהתאם לתכנית המחייבת, לפי הענין, רשאי המפקח לקבוע כי הוראות פרק זה, כולן או חלקן, יחולו עליה.

שמירת סמכויות 78יט. אין בהוראות פרק זה כדי לגרוע מכל סמכות הנתונה למפקח לפי הוראות חוק זה ולפי כל דין אחר, ורשאי הוא להפעיל סמכות כאמור, בין השאר, לשם השגת מטרותיו של פרק זה וביצועו.

עדיפות 78כ. הוראות פרק זה יחולו על אף האמור בכל דין או הסכם, לרבות הסכם קיבוצי[91].";

(2) בסעיף 89(א), במקום "בתוספת" יבוא "בתוספת השניה";

(3) אחרי סעיף 114 יבוא:

"תוספת ראשונה

(סעיף 78ב(א))

חלק א': קרנות גירעוניות

1. מבטחים מוסד לביטוח סוציאלי של העובדים בע"מ;
2. קרן מקפת מרכז לפנסיה ותגמולים אגודה שיתופית בע"מ;
3. נתיב - קרן הפנסיה של פועלי ועובדי מפעלי משק ההסתדרות בע"מ;
4. קרן ביטוח ופנסיה לפועלים חקלאיים ובלתי מקצועיים בישראל - אגודה שיתופית בע"מ;
5. קרן הביטוח והפנסיה של פועלי בנין ועבודות ציבוריות א.ש. בע"מ;
6. קרן הגמלאות המרכזית של עובדי ההסתדרות בע"מ.

חלק ב': קרנות מפעליות

1. קרן הגמלאות של חברי "אגד" בע"מ;
2. קרן הגמלאות של חברי "דן" בע"מ;
3. קופת הפנסיה לעובדי הדסה בע"מ;
4. קופה לתגמולים ופנסיה של עובדי הסוכנות היהודית לא"י בע"מ."

(4) בתוספת, בכותרת במקום "תוספת" יבוא "תוספת שניה".

דברי הסבר

לגבי הקרנות המפעליות המנויות בשמותיהן בחלק ב' לתוספת הראשונה, שהן קרנות המיועדות לעובדי הגופים המסוימים הנזכרים בשמותיהן, והקרנות הוותיקות האחרות שבהן הגירעון האקטוארי אינו עולה על 10% מהתחייבויותיהן, החוק יחול, אלא אם כן התקיימו תנאים שיבטיחו את חיסול גירעונן האקטוארי וקביעת מנגנון לאיזון אקטוארי בתקנון, כדי למנוע היווצרות גירעונות בעתיד.

לסעיף 78כ המוצע

מוצע להבהיר כי הוראות הפרק, הקובעות הסדר ספציפי לקרנות הפנסיה הוותיקות שעליהן הוא חל, יגברו על כל הסכם או דין אחר.

[91] ס"ח התשי"ז, עמ' 63.

הוראות מעבר

104 .(א) קרן ותיקה, למעט קרן ותיקה שמתקיימים בה התנאים שבסעיף 78יח לחוק הפיקוח, כנוסחו בסעיף 103 לחוק זה, שאין לה ביום תחילתו של חוק זה (בסעיף זה - יום התחילה) מנהל מורשה, לפי סעיף 68 לחוק הפיקוח, ימנה לה המפקח מנהל מיוחד לפי הוראות סעיף 78ג לחוק הפיקוח, כנוסחו בסעיף 103 לחוק זה, עד יום ג׳ באב התשס״ג (1 באוגוסט 2003).

(ב) היה לקרן ותיקה ערב תחילתו של חוק זה מנהל מורשה לפי סעיף 68 לחוק הפיקוח, יראו אותו כמי שמונה למנהל מיוחד לאותה קרן לפי סעיף 78ג לחוק הפיקוח כנוסחו בסעיף 103 לחוק זה, לתקופה שעד תום שנה מיום התחילה, ורשאי המפקח להאריך את תקופת כהונתו מפעם לפעם, ובלבד שמתקיימים בו התנאים שבסעיף 78ג(א)(2) ו-(3), כנוסחו בסעיף 103 לחוק זה.

(ג) מונתה לפני יום התחילה ועדת הנהלה לקרן ותיקה שמונה לה מנהל מורשה כאמור בסעיף קטן (א), יראו את חבריה כמי שמונו לפי סעיף 78ד לחוק הפיקוח כנוסחו בסעיף 103 לחוק זה, לתקופה שעד תום שנה מיום התחילה, והמפקח רשאי להאריך את תקופת כהונתם מפעם לפעם, ובלבד שמתקיימים בהם התנאים שבסעיף 78ג(ב)(2) כנוסחו בסעיף 103 לחוק זה.

דברי הסבר

סעיף 104

מוצע לקבוע כי יש למנות את המנהל המיוחד לפי פרק זה עד ליום 1 באוגוסט 2003. עוד מוצע לקבוע כי מנהל מורשה שמונה לקרן פנסיה, לפי סעיף 68 לחוק הפיקוח, לפני תחילת החוק, יראו אותו כמי שמונה כמנהל מיוחד לפי פרק זה לתקופה המסתיימת בתום שנה מתחילת החוק, והמפקח יהיה רשאי למנותו מחדש. מוצע לקבוע הסדר דומה גם לועדת הנהלה שמונתה לפני תחילת החוק.J

פרק י״ז: הפחתת משכורתם של העובדים בשירות הציבורי (הוראת שעה)

הגדרות

105.בפרק זה -

״התקופה הקובעת״ -

התקופה שמיום אי בתמוז התשס״ג (1 ביולי 2003) עד יום כ״ג בסיון התשס״ה (30 ביוני 2005) ;

״הסכם״ -

הסכם קיבוצי כללי או מיוחד כמשמעותם בחוק הסכמים קיבוציים, התשי״ז-1957[92], צו הרחבה כמשמעותו בחוק האמור, הסדר קיבוצי, הוראת מינהל, או חוזה עבודה אישי לרבות חוזה מיוחד לפי סעיף 40 לחוק שירות המדינה (מינויים), התשי״ט-1959[93], שלפיהם המעביד משלם שכר או תשלומים נלווים לעובד, או המסדיר תנאי עבודה אחרים של העובד ;

״הענקות ותשלומים״ -

תשלומים חד-פעמיים המשולמים עקב סיום עבודה או שירות לפי דין או הסכם ;

"השכר הממוצע" -

כהגדרתו בסעיף 1 לחוק הביטוח הלאומי [נוסח משולב], התשנ"ה-1995[94];

"מוסד חינוך" -

כהגדרתו בסעיף 1 לחוק לימוד חובה, התש"ט-1950[95];

"מעביד" - כל אחד מאלה:

(1) המדינה;
(2) גוף מתוקצב כהגדרתו בסעיף 21 לחוק יסודות התקציב, התשמ"ה-1985[96] (בפרק זה - חוק יסודות התקציב);
(3) תאגיד בריאות כהגדרתו בסעיף 21 לחוק יסודות התקציב;
(4) גוף נתמך כהגדרתו בסעיף 32 לחוק יסודות התקציב;
(5) מוסד חינוך שהממשלה משתתפת בתקציבו, במישרין או בעקיפין;
(6) גוף אחר שהממשלה משתתפת בתקציבו, במישרין או בעקיפין, וששר האוצר קבע לגביו בהודעה ברשומות כי הוא מעביד לענין פרק זה;

"מענקים שנתיים" -

דמי הבראה, דמי ביגוד ומענק יובל, המשתלמים לפי הסכם;

"משכורת" -

רכיבי השכר המובאים בחשבון, ערב תחילתו של חוק זה, לענין חישוב פיצויי פיטורים, לפי דין או הסכם אצל המעביד, למעט מענקים שנתיים;

"עובד" -

מי שמלאו לו 18 שנים המועסק אצל מעביד על פי הסכם, לרבות שוטר, סוהר ועובד בשירות צבא הגנה לישראל;

דברי הסבר

סעיף 105
להגדרה "משכורת" -שכרם של העובדים בשירות המדינה מעוגן במקורות נורמטיביים שונים: הסכמים קיבוציים, הסדרים קיבוציים, חוזי עבודה אישיים וכו'. מוצע לקבוע כי לענין המשכורת בחוק זה, יילקחו בחשבון רכיבי השכר אשר מובאים בחשבון לחישוב פיצויי פיטורים. המדובר ברכיבי שכר הקבועים של העובד.
להגדרה "מעביד" -מוצע לקבוע כי החוק יחול על המעבידים בשירות הציבורי וכן על מוסדות חינוך שהמדינה משתתפת בתקציבם, ועל גוף אחר ששר האוצר קבע לגביו בהודעה ברשומות כי הוא מעביד לענין פרק זה.

[92] ס"ח התשי"ז, עמ' 63.
[93] ס"ח התשי"ט, עמ' 86.
[94] ס"ח התשנ"ה, עמ' 205.
[95] ס"ח התש"ט, עמ' 287.
[96] ס"ח התשמ"ה, עמ' 60.

"קבלן כוח אדם" -

כהגדרתו בחוק העסקת עובדים על ידי קבלני כוח אדם, התשנ"ו-1996[97];

"קופת גמל" -

כהגדרתה בסעיף 47 לפקודת מס הכנסה[98];

"קצבה" -

סכום המשתלם מדי חודש לעובד שפרש משירותו או מעבודתו, או לשאיריו של עובד כאמור;

"קרן השתלמות" - קרן השתלמות שהיא קופת גמל;

"שכר מינימום" -

כהגדרתו בחוק שכר מינימום, התשמ"ז-1987[99] (בפרק זה - חוק שכר מינימום).

הפחתת המשכורת 106. בכפוף להוראות סעיפים 108, 109 ו-111, משכורת המשולמת לעובד על ידי מעביד בעד התקופה הקובעת, תפחת כמפורט להלן:

(1) חלק המשכורת עד גובה השכר הממוצע יפחת בשיעור של 4.5%;
(2) חלק המשכורת מעבר לשכר הממוצע עד לפעמיים השכר הממוצע, יפחת בשיעור של 7%;
(3) חלק המשכורת מעבר לפעמיים השכר הממוצע עד לשלוש פעמים השכר הממוצע, יפחת בשיעור של 12%;
(4) חלק המשכורת מעבר לשלוש פעמים השכר הממוצע, יפחת בשיעור של 16%.

הפחתת שיעורי תשלומי המעביד לקרן השתלמות והסדרים חלופיים 107. (א) בכפוף להוראות סעיפים 108 ו-109, יפחתו שיעורי תשלומי המעביד לקרן השתלמות בעד התקופה הקובעת, במחצית, ובלבד ששיעור ההפחתה לא יעלה על 3.75 נקודות האחוז.
(ב) שר האוצר רשאי לקבוע לגבי סוגי עובדים ששיעור תשלומי מעבידם לקרן השתלמות הופחת לפי סעיף קטן (א), הוראות נוספות, הנובעות מההפחתה האמורה, שיחולו עליהם, לרבות לענין דחיית יציאתם לשבתון.

דברי הסבר

סעיף 106
בשל המשבר הכלכלי והצורך להפחית את ההוצאה הציבורית, לרבות הוצאות השכר הגבוהות, מוצע לקבוע כי במהלך תקופה של שנתיים, אשר ניתנת להארכה בשנה נוספת, תחול הפחתה במשכורתם של העובדים המועסקים בשירות הציבורי ובגופים שונים אשר המדינה משתתפת בתקציבם.
הואיל וקיימת שונות רבה בין רמות השכר בקרב העובדים, ההפחתה תתבצע באופן פרוגרסיבי, באופן ששיעור ההפחתה יגדל ככל שמשכורתו של העובד גבוהה יותר. ההפחתה תיעשה באופן מידתי תוך התחשבות בגובה משכורתו של העובד. כך גם יושג צמצום פערי השכר במגזר הציבורי.
יצוין כי מעבר להשפעה הישירה של הפחתת המשכורת, תשפיע הפחתה זו גם על ערך השעה לחישוב הגמול בעד עבודה נוספת, בעד עבודה במנוחה שבועית, בעד עבודה במשמרות וכו'.

סעיף 107
כדי שלא יהיה צורך בשיעורי הפחתה גבוהים יותר ממשכורתם של העובדים, מוצע להפחית במחצית את תשלומי המעביד לקרן השתלמות.
הפחתה זו לא תשפיע על השתכרותו השוטפת של העובד, ואולם, יהיה בה כדי לצמצם את הוצאות המעביד.
מוצע לקבוע שיעור מרבי להפחתה לפי סעיף זה, כדי להימנע מפגיעה גדולה יותר בעובדים ששיעורי תשלומי המעביד בעבורם לקרן השתלמות גבוהים משיעור של 7.5%, שהוא השיעור הנהוג.

[97] ס"ח התשנ"ו, עמ' 121.

(98) דיני מדינת ישראל, נוסח חדש 6, עמ׳ 120.
(99) ס״ח התשמ״ז, עמ׳ 68.

(ג) שר האוצר רשאי לקבוע לגבי עובדים אשר אינם זכאים לתשלומים ממעבידם לקרן השתלמות, הסדר חלופי להסדר האמור בסעיף קטן (א) שיפחית את משכורתם בעד התקופה הקובעת, ובלבד שההפחתה לפי הסדר החלופי לא תעלה על שיעור של 3.75% ממשכורתם בלא ההפחתה כאמור בסעיף 106 ; הוראות סעיף קטן זה באות להוסיף על הוראות סעיף 106.

סייג לתחולה

108. הוראות סעיפים 106 ו-107 לא יחולו על עובדים אלה :

(1) עובד המועסק במשרה מלאה, כנהוג במקום עבודתו, אשר משכורתו בלא ההפחתה כאמור בסעיף 106, אינה עולה על שכר מינימום ;

(2) עובד המועסק במשרה חלקית, אשר משכורתו בלא ההפחתה כאמור בסעיף 106, אינה עולה על שכר מינימום חלקי המחושב יחסית לחלקיות משרתו לפי סעיף 2(ב) לחוק שכר מינימום (בפרק זה - שכר המינימום החלקי).

(3) עובד בשירות המדינה המועסק בחוזה מיוחד לפי תקנה 1(3) לתקנת שירות המדינה (מינויים) (חוזה מיוחד), התשי״ד-1960[100], החל ביום י״ג באדר א׳ התשס״ג (15 בפברואר 2003) או לאחריו, ברמת שכר הנמוכה מזו שהיתה קיימת לפני המועד האמור לגבי עובדים מסוגו.

עובד שמשכורתו נמוכה

109. (א) לגבי עובד המועסק במשרה מלאה, כנהוג במקום עבודתו, אשר משכורתו בלא ההפחתה כאמור בסעיף 106, עולה על שכר מינימום אך אינה עולה על 4,085 שקלים חדשים (בפרק זה - סכום התקרה), תהיה ההפחתה כאמור בסעיף 106 בניכוי ההפרש שבין סכומים אלה :

(1) סכום השווה ל-4.5% משכר מינימום ;

(2) סכום השווה לחמישית מההפרש שבין משכורתו של העובד לבין שכר מינימום.

(ב) לגבי עובד המועסק במשרה חלקית, אשר משכורתו בלא ההפחתה כאמור בסעיף 106 עולה על שכר המינימום החלקי, אך אינה עולה על מכפלת סכום התקרה בשיעור חלקיות משרתו, תהיה ההפחתה כאמור בסעיף 106 בניכוי ההפרש שבין סכומים אלה :

(1) סכום השווה ל-4.5% משכר המינימום החלקי ;

(2) סכום השווה לחמישית מההפרש שבין משכורתו של העובד לבין שכר המינימום החלקי.

דברי הסבר

סעיפים
108 ו-109

שכר המינימום נותן ביטוי לזכותו של העובד לקבלת תמורה שתכבד את עמלו ותאפשר לו קיום בכבוד. לפיכך, על אף הצורך בהפחתת שכר, אין בכוונת החוק המוצע לפגוע בעובדים אשר משכורתם אינה עולה על שכר המינימום.

כמו כן, כדי להתחשב גם בעובדים שמשכורתם עולה על שכר המינימום אך עדיין נמוכה ואינה עולה על 4,085 שקלים חדשים, מוצע כי ההפחתה לגביהם תהיה נמוכה מהאמור בסעיפים 106 ו-107, באופן שסכום ההפחתה יפחת בהתאם לנוסחת החישוב הקבועה בסעיף 109 המוצע והפחתת תשלומי המעביד לקרן השתלמות תהיה נמוכה יותר ביחס לעובדים בעלי משכורת גבוהה יותר.

כמו כן רמות השכר שנקבעו לעובדים שהחלו להיות מועסקים בחוזים מיוחדים מסוימים לאחר יום 15 בפברואר 2003, בשירות המדינה, נמוכות בכ-15% שאלו שהיו נהוגות עובר לתחילת העסקתם כאמור. שינוי זה נבע משיקולים כלכליים ואינו מוגבל בזמן. כדי להתחשב בשינוי שנעשה, מוצע שלא להפחית את משכורתם.

(100) ס"ח התשי"ד, עמ' 880.

(ג) לגבי עובד המועסק במשרה מלאה או חלקית, כאמור בסעיפים קטנים (א) ו-(ב), יחולו הוראות סעיף 107 בשינויים אלה:

(1) שיעור ההפחתה לפי סעיף 107(א) לא יעלה על 1.75 נקודות האחוז;

(2) ההפחתה לפי ההסדר החלופי האמור בסעיף 107(ג) לא תעלה על שיעור של 1.75% ממשכורתם של העובדים האמורים באותו סעיף בלא ההפחתה כאמור בסעיף 106.

(ד) סכום התקרה יוגדל במועדים ובשיעורים שבהם מוגדל שכר מינימום לפי סעיף 4 לחוק שכר מינימום.

עובד שגמול עבודתו משתלם על בסיס יומי או לפי שעה

110. עובד שגמול עבודתו משתלם על בסיס יומי או לפי שעה ייחשב לענין פרק זה כעובד במשרה מלאה או חלקית, בהתאם להיקף עבודתו ביחס לנהוג אצל מעבידו.

עובד שמשכורתו צמודה למשכורת נושאי משרה

111. לגבי עובד שמשכורתו צמודה למשכורת נושא משרה ברשויות השלטון תהיה ההפחתה האמורה בסעיף 106 בניכוי כל סכום שהופחת ממשכורתו של העובד, בשל הפחתת משכורתו של נושא המשרה כאמור לפי פרק י"ח.

הפחתת מענקים שנתיים

112. (א) המענקים השנתיים המשולמים בעד התקופה הקובעת יפחתו כמפורט להלן:

(1) התעריף לתשלום ליום הבראה לפי הסכם, כפי שקיים אצל כל מעביד ערב תחילתו של חוק זה, יפחת בשיעור של 15%;

(2) סכומי דמי הביגוד לפי הסכם, כפי שקיימים אצל כל מעביד ערב תחילתו של חוק זה, יפחתו בשיעור של 15%;

(3) סכום מענק היובל המשתלם לעובד לפי הסכם, יפחת בשיעור של 15%.

(ב) אין בהוראות סעיף זה כדי לגרוע מהוראות לענין אופן עדכון המענקים השנתיים, לפי ההסכם שמכוחו הם משתלמים.

הפחתת החזר הוצאות רכב

113. (א) התעריפים לתשלום החזר הוצאות רכב בעד התקופה הקובעת כפי שקיימים אצל כל מעביד ערב תחילתו של חוק זה, יפחתו בשיעור של 15%; לענין זה, "החזר הוצאות רכב" - למעט החזר התשלומים בשל ביטוח חובה לפי פקודת ביטוח רכב מנועי [נוסח חדש], התש"ל-1970(100)א, ביטוח רכב מנועי (עצמי וצד שלישי), ואגרת רישוי רכב לפי פקודת התעבורה.

דברי הסבר

סעיף 110
כדי להתאים את הפחתת המשכורת גם לעובדים בשכר יומי או לפי שעה, מוצע כי לענין פרק זה ייחשבו עובדים אלו כעובדים במשרה מלאה או חלקית, והיקף משרתם יחושב בהתאם למספר הימים או השעות, לפי הענין, שבהם הם מועסקים ביחס לנהוג במקום עבודתם.

סעיף 111
בעקבות ההצעה בפרק י"ח להפחית את משכורתם של נושאי המשרה תופחת, כפועל יוצא, גם משכורתם של אלו הצמודים למשכורתם של נושאי המשרה. כדי למנוע כפל הפחתה לגבי עובדים אלו, מוצע לקבוע כי מההפחתה האמורה בסעיף 106 ינוכה הסכום שהופחת כתוצאה מהשפעתו העקיפה של החוק האמור על משכורתם.

סעיפים
112 ו-113
התשלומים השנתיים הנלווים - מענק יובל, דמי ביגוד ודמי הבראה, וכן החזר הוצאות רכב, הם חלק משמעותי מהוצאות המעביד. עקב הצורך להפחית את הוצאות המעביד, מוצע להפחית במהלך התקופה שנקבעה גם את התשלומים האמורים לעיל בשיעור של 15%. עם זאת, החוק לא יפגע במכסת ימי ההבראה של העובד ובמכסת הק"ם.

[100]א דיני מדינת ישראל, נוסח חדש 15, עמ' 320.

(ב) אין בהוראות סעיף זה כדי לגרוע מהוראות לענין אופן עדכון התעריפים לתשלום החזר הוצאות רכב לפי ההסכם שמכוחו הוא משתלם.

סייג לענין תשלומים לקופת גמל והענקות

114. הפחתת המשכורת לפי פרק זה, לא תובא בחשבון בחישוב אלה:
(1) תשלומי המעביד והעובד לקופת גמל המשולמים בעד התקופה הקובעת;
(2) ההענקות והתשלומים המשולמים לעובד בתקופה הקובעת או בעדה.

דין הפחתת המשכורת לענין גמלאות

115. על אף הוראות חוק שירות המדינה (גמלאות) [נוסח משולב], התש"ל-1970[101], חוק שירות הקבע בצבא-הגנה לישראל (גמלאות) [נוסח משולב], התשמ"ה-1985[102], והסכם שלפיו משולמת קצבה מקופת המעביד -
(1) הפחתת המשכורת לפי פרק זה לא תובא בחשבון בחישוב המשכורת הקובעת לתשלום קצבה;
(2) הקצבה בעד התקופה הקובעת תפחת בשיעורים האמורים לגבי משכורת בסעיפים 2 ו-5(א) ויחולו הוראות סעיפים 4(1) ו-16(ב) כאילו היתה הקצבה משכורת של עובד המועסק במשרה מלאה.

דין חייל

116. לענין פרק זה, יראו חייל המשרת בצבא הגנה לישראל על פי התחייבות לשירות קבע כעובד, אף שאין מתקיימים לגביו יחסי עובד ומעביד.

דין עובד קבלן כוח אדם

117. הוראות פרק זה יחולו גם על מי שמועסק על ידי קבלן כוח אדם אצל מעביד על פי הסכם.

החלת חוק יסודות התקציב

118. הוראות סעיפים 29א, 29ב, 33א(ב1), 33א(ד) עד (ו), 34(א)(1), 34(ב), 35, 36, 37(ד) עד (ו) ו-39 לחוק יסודות התקציב, התשמ"ה-1985, לענין שינויים בשכר או מתן הטבות כספיות אחרות הקשורות בעבודה, לרבות הסמכויות הנתונות בהן, יחולו, בשינויים המחויבים, לגבי תשלום משכורת שנעשה בניגוד להוראות פרק זה.

דברי הסבר

סעיף 114
בשל אופייה הזמני של הפחתת המשכורת, מוצע שלא לפגוע בתשלומים לקופת גמל או בהענקות ותשלומים המשולמים עקב סיום עבודה או שירות.

סעיף 115
על פי המנגנון לחישוב קצבאות הקבוע בחוקי הגמלאות השונים ובהסכמים שאימצו את הוראותיהם, צמודה קצבתו של הגמלאי למשכורת הקובעת של העובד או של החייל הפעיל, המקביל לגמלאי.

מאחר שההפחתה לפי סעיף 2 מחושבת ביחס לעובד ממשכורתו, מוצע כי גם ביחס לגמלאי תבוצע ההפחתה מהקצבה אותה הוא מקבל כאילו היתה משכורת ולא מהמשכורת הקובעת.

הפעלת המנגנון הרגיל לפי חוק שירות המדינה (גמלאות) [נוסח משולב], התש״ל-1970, היתה פוגעת בגמלאי יותר מאשר בעובד הפעיל אליו הוא צמוד, שכן על המשכורת הקובעת היו עלולים לחול שיעורי הפחתה גבוהים יותר.

סעיפים
116 ו-117
מוצע לקבוע כי החוק יחול גם על חייל בשירות קבע בצבא הגנה לישראל, אשר אינו נחשב לעובד על פי עקרונות משפט העבודה מכיוון שמשכורתו משולמת מקופת המדינה, וכן על עובד של קבלן כוח אדם אשר מועסק בפועל אצל מעביד ואשר מכוח חוק העסקת עובדים על ידי קבלני כוח אדם, חלה לגביו השוואת תנאי העבודה לאלה של עובדי המעסיק בפועל.

סעיף 118
כדי שניתן יהיה לאכוף את ביצוען של הוראות חוק זה בגופים הציבוריים השונים, מוצע כי הוראות חוק יסודות התקציב, התשמ״ה-1985, בענין מתן שכר ותנאי עבודה שלא כדין המעניקות לשר האוצר סמכויות בענין זה, יחולו לגבי תשלום משכורת הנעשה בניגוד להוראות החוק.

(101) ס״ח התשי״ל, עמ׳ 65.
(102) ס״ח התשמ״ה, עמ׳ 142.

הארכת התקופה הקובעת	119. שר האוצר, באישור הממשלה וועדת הכספים של הכנסת, רשאי להאריך בצו את התקופה הקובעת לתקופה נוספת שלא תעלה על שנה, אם ראה כי הדבר נדרש לאור מצב משק המדינה.
עדיפות ואי פגיעה בשכר מינימום	120. (א) הוראות פרק זה יחולו על אף האמור בכל דין או הסכם לרבות חוק הסכמים קיבוציים, התשי״ז-1957. (ב) על אף הוראות סעיף קטן (א) משכורתו של עובד לא תפחת בשל הוראות חוק זה מהשכר שלו הוא זכאי לפי הוראות חוק שכר מינימום.
ביצוע ותקנות	121. שר האוצר ממונה על ביצוע הוראות פרק זה והוא רשאי להתקין תקנות לביצועו.

פרק י״ח: הפחתת משכורתם של נושאי המשרה (הוראת שעה)

הגדרות	122. בפרק זה - ״הענקות ותשלומים״ - תשלומים חד פעמיים המשולמים עקב סיום כהונה; ״השכר הממוצע״ - כמשמעותו בסעיף 1 לחוק הביטוח הלאומי [נוסח משולב], התשנ״ה-1995[103]; ״התקופה הקובעת״ - התקופה שמיום א׳ בתמוז התשס״ג (1 ביולי 2003) עד יום כ״ג בסיון התשס״ה (30 ביוני 2005);

"מענקים שנתיים" - תשלומים בעד הבראה או ביגוד;
"משכורת" -

הרכיבים המפורטים להלן כפי שנקבעו לנושאי המשרה, ערב תחילתו של חוק זה, לפי החוקים המפורטים בסעיף 125(ב) וההחלטות שהתקבלו על פיהם:

(1) לגבי נושאי המשרה המנויים בפסקאות (1) עד (9) להגדרה "נושא משרה" - שכר יסוד בצירוף תוספת יוקר ופיצויי התייקרות;
(2) לגבי נושאי המשרה המנויים בפסקאות (10) עד (15) להגדרה "נושא משרה" - משכורת יסוד בצירוף תוספת יוקר ופיצויי התייקרות, תוספת ותק שיפוטי, תוספת שהיה במשרה שיפוטית, תוספת ייחודית לעיסוק בשפיטה וגמול ניהול;

"נושא משרה" - כל אחד מאלה:

(1) ראש הממשלה;
(2) שר;
(3) סגן שר;
(4) יושב ראש הכנסת;
(5) ראש האופוזיציה;

דברי הסבר

סעיף 119
כדי להתגבר על הסכמים קיימים, לרבות הסכמים קיבוציים, מוצע לקבוע את עדיפות הוראות החוק המוצע על הוראות כל דין או הסכם, וכן להבהיר כי הוראות החוק יגברו גם על הוראות חוק הסכמים קיבוציים.
סעיף 120
כדי להתחשב בעובדים בעלי הכנסה נמוכה גם בתקופה קשה זו, מוצע להקטין, במידת הצורך, את ההפחתות המוצעות בפרק זה באופן, שבכל מקרה, תישמר לעובדים אלה הזכאות לשכר מינימום.

(103) ס"ח התשנ"ה, עמ' 210.

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(6) סגן יושב ראש הכנסת;
(7) יושב ראש ועדה בכנסת;
(8) חבר כנסת;
(9) מבקר המדינה;
(10) שופט;
(11) שופט בית דין לעבודה;
(12) שופט תעבורה;
(13) דיין;
(14) קאדי;
(15) קאדי מד'הב;

"קופת גמל" - כהגדרתה בסעיף 47 לפקודת מס הכנסה[104];
"קצבה" -

סכום המשתלם מדי חודש לנושא משרה שפרש מכהונתו, או לשאיריו של נושא משרה כאמור.

הפחתת משכורת

123.(א) המשכורת המשולמת לנושא משרה בעד התקופה הקובעת תפחת כמפורט להלן:

(1) חלק המשכורת עד גובה השכר הממוצע יפחת בשיעור של 4.5%;
(2) חלק המשכורת מעבר לשכר הממוצע ועד לפעמיים השכר הממוצע, יפחת בשיעור של 7%;
(3) חלק המשכורת מעבר לפעמיים השכר הממוצע עד לשלוש פעמים השכר הממוצע, יפחת בשיעור של 12%;
(4) חלק המשכורת שמעבר לשלוש פעמים השכר הממוצע עד לארבע פעמים יפחת בשיעור של 16%.

דברי הסבר

סעיף 123
בשל המשבר הכלכלי והצורך להפחית את ההוצאה הציבורית, לרבות הוצאות השכר הגבוהות במגזר הציבורי, מוצע לקבוע כי במהלך תקופה של שנתיים, אשר ניתנת להארכה בשנה נוספת, תחול הפחתה במשכורתם של נושאי המשרה ברשויות השלטון, באשר הם העומדים בראש המערכת הציבורית, במקביל להפחתה המוצעת לפי פרק י"ז בשכרם של העובדים במגזר הציבורי.
הואיל וקיימת שונות בין רמות השכר של נושאי המשרה, בהתאם למשרה שבה הם מכהנים, ובמשרות מסוימות - אף בשל הוותק בתפקיד או בהתאם למועד תחילת כהונתם, מוצע כי ההפחתה תתבצע באופן הדרגתי, כך ששיעור ההפחתה יגדל ככל שמשכורתו של נושא המשרה גבוהה יותר. ההפחתה תיעשה באופן מידתי תוך התחשבות בגובה משכורתו של נושא המשרה.
לגבי נושאי המשרה ברשות המחוקקת וברשות המבצעת, מוצע לקבוע מדרגת הפחתה נוספת בשיעור גבוה יותר מזה הקבוע ביחס לעובדי המגזר הציבורי ושאר נושאי המשרה, וזאת כדי לתת דוגמה אישית; ואולם לגבי העובדים במגזר הציבורי אשר משכורתם צמודה למשכורתם של נושאי משרה אלה, לא תובא בחשבון מדרגת ההפחתה הנוספת וההפחתה לא תעלה על שיעור של 16%.

(104) דיני מדינת ישראל, נוסח חדש 6, עמ' 120.

---

(5) חלק המשכורת שמעבר לארבע פעמים השכר הממוצע יפחת -

(א) לגבי נושאי משרה המנויים בפסקאות (1) עד (8) להגדרה "נושא משרה" - בשיעור של 21%;
(ב) לגבי נושאי משרה המנויים בפסקאות (9) עד (15) להגדרה "נושא משרה" - בשיעור של 16%.

(ב) לגבי עובד כהגדרתו בפרק י"ז, שמשכורתו צמודה למשכורת נושא משרה המנוי בפסקאות (1) עד (8) להגדרה "נושא משרה", יראו את חלק משכורתו של נושא המשרה שמעבר לארבע פעמים השכר הממוצע כאילו הופחת, על אף הוראות סעיף קטן (א)(5)(א), בשיעור של 16%.

הפחתת שיעורי תשלומים לקרן השתלמות

124.שיעורי התשלומים לקרן השתלמות בעבור נושא משרה, בעד התקופה הקובעת, יפחתו במחצית.

הפחתת מענקים שנתיים

125.(א) המענקים השנתיים המשולמים בעד התקופה הקובעת יפחתו כמפורט להלן:

(1) התעריף לתשלום יום הבראה לנושא משרה, כפי שקיים ערב תחילתו של חוק זה, יפחת בשיעור של 15%;
(2) התשלומים בשל ביגוד לנושא המשרה, כפי שקיימים ערב תחילתו של חוק זה, יפחתו בשיעור של 15%.

(ב) אין בהוראות סעיף זה כדי לגרוע מהוראות לענין אופן עדכון המענקים השנתיים, לפי החוקים המפורטים להלן וההחלטות שהתקבלו על פיהם:

(1) חוק יסוד: הממשלה[105];
(2) חוק יסוד: השפיטה[106];
(3) חוק יסוד: מבקר המדינה[107];
(4) חוק בית הדין לעבודה, התשכ"ט-1969[108];
(5) חוק בתי הדין הדתיים הדרוזיים, התשכ"ג-1962[109];
(6) חוק הדיינים, התשט"ו-1955[110];
(7) חוק הקאדים, התשכ"א-1961[111];
(8) חוק שכר חברי הכנסת, התש"ט-1949[112].

דברי הסבר

סעיף 124
כשם שלפי פרק י"ז מוצעת הפחתה בתשלומי המעביד לקרן השתלמות בעבור עובדים בשירות הציבורי, מוצע לקבוע הסדר דומה אף ביחס לנושאי המשרה.

סעיפים
125 ו-126
התשלומים השנתיים הנלווים - דמי ביגוד ודמי הבראה, וכן החזר הוצאות רכב, שלהם זכאים חלק מנושאי המשרה, מהווים חלק משמעותי מההוצאות בשל שכרם של נושאי המשרה הזכאים להם. עקב הצורך להפחית את הוצאות השכר, מוצע להפחית בתקופה שנקבעה גם את התשלומים האמורים בשיעור של 15%. עם זאת, ההוראה המוצעת לא תפגע במכסת ימי ההבראה או במכסת הקי"מ של נושאי המשרה הזכאים לתשלום זה.

[105] ס"ח התשס"א, עמ' 158.
[106] ס"ח התשמ"ד, עמ' 78.
[107] ס"ח התשמ"ח, עמ' 30.
[108] ס"ח התשכ"ט, עמ' 70.
[109] ס"ח התשכ"ג, עמ' 20.
[110] ס"ח התשט"ו, עמ' 68.
[111] ס"ח התשכ"א, עמ' 118.
[112] ס"ח התש"ט, עמ' 41.

הפחתת החזר הוצאות רכב

126.(א) התעריפים לתשלום החזר הוצאות רכב לנושא משרה, בעד התקופה הקובעת, כפי שקיימים ערב תחילתו של חוק זה יפחתו בשיעור של 15%; לענין זה, "החזר הוצאות רכב" - למעט החזר התשלומים בשל ביטוח חובה לפי פקודת ביטוח רכב מנועי [נוסח חדש], התש"ל-1970[113], ביטוח רכב מנועי (עצמי וצד שלישי), ואגרת רישוי רכב לפי פקודת התעבורה[114].

(ב) אין בהוראת סעיף זה כדי לגרוע מהוראות לענין אופן עדכון התעריפים לתשלום החזר הוצאות רכב, לפי החלטות שהתקבלו בהתאם לחוקים המפורטים בסעיף 125(ב).

סייג לענין תשלומים לקופת גמל והענקות

127.הפחתת המשכורות לפי סעיף 123, לא תובא בחשבון בחישוב אלה:

(1) תשלומי נושא המשרה והגוף שבו הוא מכהן לקופת גמל, המשולמים בעד התקופה הקובעת;
(2) ההענקות והתשלומים המשולמים לנושא משרה בתקופה הקובעת או בעדה.

דין הפחתת המשכורת לענין גמלאות

128. על אף האמור בחוק גמלאות לנושאי משרה ברשויות השלטון, התשכ"ט-1969[101], ובהחלטות שהתקבלו לפיו -

(1) הפחתת המשכורת לפי סעיף 123 לא תובא בחשבון בחישוב המשכורת הקובעת לתשלום קצבה;
(2) הקצבה בעד התקופה הקובעת תפחת בשיעורים האמורים לגבי משכורת בסעיף 123.

הארכת התקופה הקובעת

129. שר האוצר, באישור הממשלה וועדת הכספים של הכנסת, רשאי להאריך בצו את התקופה הקובעת לתקופה נוספת שלא תעלה על שנה אחת, אם ראה כי הדבר נדרש לאור מצב משק המדינה.

עדיפות

130. הוראות חוק זה יחולו על אף האמור בכל דין, או בכל החלטה שהתקבלה בהתאם לחוקים המפורטים בסעיף 125(ב).

ביצוע ותקנות

131. שר האוצר ממונה על ביצוע חוק זה והוא רשאי להתקין תקנות לביצועו.

דברי הסבר

סעיף 127
בשל אופייה הזמני של הפחתת המשכורת, מוצע שלא לפגוע בתשלומים לקופת גמל או בהענקות ותשלומים המשולמים עקב סיום עבודה או שירות.

סעיף 128
על פי המנגנון לחישוב קצבאות הקבוע בהחלטות שהתקבלו מכוח חוק והנוגעות לגמלאותיהם של נושאי המשרה השונים, צמודה קצבתו של הגמלאי, אשר מקבל את קצבתו מקופת המדינה, למשכורת הקובעת של נושא המשרה הפעיל, המקביל לגמלאי
מאחר שההפחתה לפי סעיף 123 מחושבת ביחס לנושא המשרה ממשכורתו, מוצע כי גם ביחס לגמלאי תבוצע הפחתה מהקצבה שהוא מקבל כאילו היתה משכורת ולא מהמשכורת הקובעת.
הפעלת המנגנון הרגיל לפי חוק גמלאות לנושאי משרה ברשויות השלטון, התשכ"ט-1969, וההחלטות שהתקבלו לפיו, היתה פוגעת בגמלאי יותר מאשר בעובד הפעיל שאליו הוא צמוד, שכן על המשכורת הקובעת היו עלולים לחול שיעורי הפחתה גבוהים יותר.
עם זאת, בשל אופייה הזמני של הפחתת המשכורת, מוצע שלא לפגוע בתשלומים לקופת גמל או בהענקות ותשלומים המשולמים עקב סיום כהונה.

[113] דיני מדינת ישראל, נוסח חדש 15, עמ' 320.
[114] דיני מדינת ישראל, נוסח חדש 7, עמ' 173.

פרק י"ט: פיטורי עובדים

הגדרות

132. בפרק זה -
"ארגוני העובדים" -
ארגוני העובדים, אשר עמם מנהל המעביד משא ומתן על הסכמים בענין שכר ותנאי עבודה;

"המנהל" -

(1) במשרדי הממשלה, למעט משרד מבקר המדינה - המנהל הכללי של המשרד;
(2) ביחידות סמך - מנהל יחידת הסמך;
(3) במשרד מבקר המדינה - מבקר המדינה;
(4) בבתי המשפט ובבתי הדין לעבודה - מנהל בתי המשפט;
(5) בבתי הדין הרבניים - מנהל בתי הדין הרבניים;
(6) בבתי החולים הממשלתיים - מנהל בית החולים;

(7) בכנסת - יושב ראש הכנסת;
(8) במוסד לביטוח לאומי - המנהל הכללי של המוסד לביטוח לאומי;
(9) ברשויות המקומיות - ראש הרשות המקומית;
(10) לגבי עובדים בשירות צבא הגנה לישראל - המנהל הכללי של משרד הביטחון;

"הסכם" -

הסכם קיבוצי כללי או מיוחד כמשמעותם בחוק הסכמים קיבוציים, התשי"ז- 1957[115], צו הרחבה כמשמעותו בחוק האמור, הסדר קיבוצי, הוראת מינהל או חוזה עבודה אישי לרבות חוזה מיוחד לפי סעיף 40 לחוק שירות המדינה (מינויים), תשי"ט-1959[116];

"שיא כוח אדם" -

כהגדרתו בחוק יסודות התקציב, התשמ"ה-1985[117].

הפחתת שיא כוח אדם וחודשי עבודה בלתי צמיתה במשרדי הממשלה

133. בשנים 2003 ו-2004 יופחת מספר העובדים במשרדי הממשלה, ביחידות הסמך ובכנסת, למעט בבתי החולים הממשלתיים ובתחנות לבריאות המשפחה, באמצעות פיטורים, או בדרך אחרת, כך ששיא כוח האדם וחודשי העבודה הבלתי צמיתה בגופים אלה יופחתו בשיעורים כמפורט להלן:

(1) בשנת 2003 - 5%;
(2) בשנת 2004 - 3%.

דברי הסבר

כדי לטפל במשבר הכלכלי החמור אשר נוצר במשק, נדרשת הממשלה לנקוט צעדים מיידיים לצורך הבראה ולהקטין בצורה משמעותית את הוצאותיה. בשל העובדה שהוצאות השכר הן אחד המרכיבים העיקריים בתקציב המדינה, הרי שצמצום הוצאות השכר במגזר הציבורי הוא תנאי חיוני להקטנת ההוצאה הממשלתית והציבורית. אחד הצעדים הנדרשים לצורך השגת מטרה זו הוא צמצום היקף כוח האדם המועסק במגזר הציבורי.
לפיכך מוצע להסדיר את הליך פיטורי העובדים העתיד להתבצע לצורך הצמצום הנדרש בהיקף כוח האדם, במסגרת של חקיקה מיוחדת.

[115] ס"ח התשי"ז, עמ' 63.
[116] ס"ח התשי"ט, עמ' 86.
[117] ס"ח התשמ"ה, עמ' 60.

הפחתת שיא כוח אדם וחודשי עבודה בלתי צמיתה בבתי החולים הממשלתיים ובתחנות לבריאות המשפחה

134. בשנים 2003 ו-2004 יופחת מספר העובדים בבתי החולים הממשלתיים ובתחנות לבריאות המשפחה, באמצעות פיטורים, או בדרך אחרת, כך ששיא כוח האדם וחודשי העבודה הבלתי צמיתה בגופים אלה יופחתו בשיעורים כמפורט להלן:

(1) בשנת 2003 - 2%;
(2) בשנת 2004 - 1%.

הפחתת מספר העובדים המועסקים ברשויות המקומיות

135.בשנים 2003 ו-2004 יופחת מספר העובדים המועסקים ברשויות המקומיות, באמצעות פיטורים או בדרך אחרת בשיעורים כמפורט להלן:

(1) בשנת 2003 - 5%;
(2) בשנת 2004 - 3%.

הפחתת מספר העובדים המועסקים במוסד לביטוח לאומי

136.בשנים 2003 ו-2004 יופחת מספר העובדים המועסקים במוסד לביטוח לאומי, באמצעות פיטורים או בדרך אחרת, בשיעורים כמפורט להלן:

(1) בשנת 2003 - 5%;
(2) בשנת 2004 - 3%.

קביעת הרשימה של העובדים שיפוטרו

137.(א) בין המעביד לבין ארגוני העובדים ינוהלו דיונים לצורך הכנת רשימת העובדים שיפוטרו לפי הוראות סעיפים 133, 134, 135 או 136, לפי הענין (בפרק זה - רשימת העובדים שיפוטרו), עד המועד כמפורט להלן:

(1) לגבי העובדים שיפוטרו בשנת 2003 - עד יום ט"ו בתמוז התשס"ג (15 ביולי 2003);
(2) לגבי העובדים שיפוטרו בשנת 2004 - עד יום כ"ג בשבט התשס"ד (15 בפברואר 2004).

(ב) לא הושגה הסכמה לפי הוראות סעיף קטן (א), במועדים האמורים בו, לפי הענין, לגבי רשימת העובדים שיפוטרו, תוכן הרשימה על ידי המנהל עד המועד כמפורט להלן:

(1) לגבי העובדים שיפוטרו בשנת 2003 - עד יום כ' בתמוז התשס"ג (20 ביולי 2003);
(2) לגבי העובדים שיפוטרו בשנת 2004 - עד יום כ"ח בשבט התשס"ד (20 בפברואר 2004).

(ג) המעביד יעביר את רשימת העובדים שיפוטרו, שהוכנה לפי הוראות סעיף קטן (א) או (ב), לארגוני העובדים וימסור לכל עובד ששמו מופיע ברשימה הודעה על כך, עד המועד כמפורט להלן:

דברי הסבר

סעיפים 133 עד 140

מוצע לקבוע בחקיקה את עצם הפיטורים אשר יתבצעו ואת היקפם. באשר לקביעת רשימת המפוטרים, הרי שבמשרדי הממשלה וביחידות הסמך, שבהם מתנהל משא ומתן קיבוצי על שכר, ינוהלו דיונים עם ארגוני העובדים על הרשימות וייעשה כל מאמץ להגיע איתם להסכמה. רק בהעדר הסכמה תיקבע הרשימה על ידי "המנהל", כפי שהוא מוגדר בסעיף 132.
לעובד כפרט תישמר האפשרות לטעון כנגד פיטוריו, על בסיס נסיבותיו האישיות. במקרה שטענותיו יימצאו מוצדקות, תתוקן הרשימה ושמו יוחלף בעובד אחר, באמצעות אותו הליך ששימש להכנה הראשונית של הרשימה.
ההליך המוצע יבוצע בשני מועדים, בשנת 2003 ובשנת 2004. לפיטורים בשנת 2003 מוצע לוח זמנים קרוב ומהיר ביותר, נוכח הדחיפות של ביצוע המהלך.

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(1) לגבי רשימת העובדים שיפוטרו בשנת 2003 - עד יום כ"ב בתמוז התשס"ג (22 ביולי 2003);
(2) לגבי רשימת העובדים שיפוטרו בשנת 2004 - עד יום ל' בשבט התשס"ד (22 בפברואר 2004).

שמיעת טענות העובד

138.עובד ששמו מופיע ברשימת העובדים שיפוטרו רשאי להציג את טענותיו לפני המנהל, או מי מטעמו, עד המועד כמפורט להלן:

(1) לגבי עובד ששמו מופיע ברשימת העובדים שיפוטרו בשנת 2003 - עד יום כ״ז בתמוז התשס״ג (27 ביולי 2003);

(2) לגבי עובד ששמו מופיע ברשימת העובדים שיפוטרו בשנת 2004 - עד יום ד׳ באדר התשס״ד (26 בפברואר 2004).

הודעה מוקדמת לפיטורים

139.הודעה מוקדמת לפיטורים תימסר לכל עובד ששמו מופיע ברשימת העובדים שיפוטרו בשנת 2003, לא יאוחר מיום ב׳ באב התשס״ג (31 ביולי 2003) ולכל עובד ששמו מופיע ברשימת העובדים שיפוטרו בשנת 2004, לא יאוחר מיום ז׳ באדר התשס״ד (29 בפברואר 2004).

שינוי הרשימה

140.קבע המנהל, לאחר שמיעת טענות העובדים לפי הוראות סעיף 138, כי יש להוציא עובדים מרשימת העובדים שיפוטרו, תיקבע רשימה של עובדים שיפוטרו במקומם בדרך שנקבעה הרשימה הראשונה, ויחולו לענין הליך הפיטורים הוראות סעיפים 137 עד 139, בשינויים המחויבים, ובלבד שהליך כאמור יימשך לא יותר מ-21 ימים.

תנאי סיום העבודה של העובדים המפוטרים

141.(א) עד יום ב׳ באב התשס״ג (31 ביולי 2003) ינוהל בין הממשלה לבין ארגוני העובדים, משא ומתן על תנאי סיום העבודה שלהם יהיו זכאים העובדים שיפוטרו בשנים 2003 ו-2004 לפי הוראות סעיפים 133 עד 136.

(ב) לא הושגה הסכמה על תנאי סיום העבודה עד המועד האמור בפסקה (1), יחליט שר האוצר על תנאי סיום העבודה.

הפחתת מספר העובדים בשירות צבא הגנה לישראל

142.(א) בשנים 2003 ו-2004 יפחת מספר העובדים המועסקים בצבא הגנה לישראל, באמצעות פיטורים, או בדרך אחרת, בשיעורים כמפורט להלן:

(1) בשנת 2003 - 5%;

(2) בשנת 2004 - 3%.

(ב) רשימת העובדים המפוטרים תיקבע על ידי שר הביטחון עד המועד כמפורט להלן:

(1) לגבי העובדים שיפוטרו בשנת 2003 - עד יום ט״ו בתמוז התשס״ג (15 ביולי 2003);

דברי הסבר

סעיף 141

גם על תנאי סיום העבודה של המפוטרים ינוהל משא ומתן עם ארגוני העובדים. רק אם לא תושג הסכמה כאמור ייקבעו התנאים על ידי שר האוצר.

סעיף 142

מוצע להפעיל את צמצום כוח האדם גם בצה״ל, לגבי העובדים בשירות צה״ל, באותו היקף ובאותם מועדים. הרשימות ייקבעו על ידי שר הביטחון ותנאי הסיום ייקבעו על ידי שר האוצר לאחר תיאום והיוועצות.

---

(2) לגבי העובדים שיפוטרו בשנת 2004 - עד יום כ״ג בשבט התשס״ד (15 בפברואר 2004).

(ג) תנאי סיום העבודה ייקבעו על ידי שר האוצר, לאחר התייעצות עם שר הביטחון.
(ד) הוראות סעיפים 137 עד 140 יחולו, בשינויים המחויבים, על פיטורים לפי סעיף זה.

עדיפות

143. הוראות פרק זה יחולו על אף האמור בכל הסכם או דין לרבות חוק הסכמים קיבוציים, התשי"ז-1957, למעט סעיפים 33י, 33יד ו-33טו שבו, ולמעט החוקים המפורטים להלן:

(1) חוק גיל פרישה שווה לעובדת ולעובד, התשמ"ז-1987[118];
(2) חוק הגנה על עובדים (חשיפת עבירות ופגיעה בטוהר המידות או במינהל התקין), התשנ"ז-1997[119];
(3) חוק הגנת השכר, התשי"ח-1958[120];
(4) חוק הודעה מוקדמת לפיטורים והתפטרות, התשס"א-2001[121];
(5) חוק החיילים המשוחררים (החזרה לעבודה), התש"ט-1949[122];
(6) חוק עבודת נשים, התשי"ד-1954[123];
(7) חוק פיצויי פיטורים, התשכ"ג-1963[124];
(8) חוק שוויון ההזדמנויות בעבודה, התשמ"ח-1988[125];
(9) חוק שוויון זכויות לאנשים עם מוגבלות, התשנ"ח-1998[126];
(10) חוק שכר מינימום, התשמ"ז-1987[127];
(11) חוק הגנה על עובדים בשעת חירום (הוראת שעה), התשס"ג-2003[128];
(12) חוק אחר שיקבע שר המשפטים באישור שר האוצר.

ביצוע ותקנות

144. שר האוצר ממונה על ביצועו של פרק זה והוא רשאי להתקין תקנות בנוגע לביצועו.

[118] ס"ח התשמ"ז, עמ' 48.
[119] ס"ח התשנ"ז, עמ' 66.
[120] ס"ח התשי"ח, עמ' 86.
[121] ס"ח התשס"א, עמ' 378.
[122] ס"ח התש"ט, עמ' 13.
[123] ס"ח התשי"ד, עמ' 154.
[124] ס"ח התשכ"ג, עמ' 136.
[125] ס"ח התשמ"ח, עמ' 38.
[126] ס"ח התשנ"ח, עמ' 152.
[127] ס"ח התשמ"ז, עמ' 68.
[128] ס"ח התשס"ג, עמ' 364.

פרק כ': תשלומי עובדים בפנסיה תקציבית

הגדרות

145. בפרק זה -
"המועד הקובע" - יום ז' בטבת התשס"ד (1 בינואר 2004);
"הסכם" -

הסכם קיבוצי כללי או מיוחד כמשמעותם בחוק הסכמים קיבוציים, התשי"ז-1957, הסדר קיבוצי, הוראת מינהל או חוזה עבודה אישי לרבות חוזה מיוחד לפי סעיף 40 לחוק שירות המדינה (מינויים), התשי"ט-1959;

"עובד" -

מי שמועסק אצל מעביד, לרבות שוטר וסוהר, שהסדר הפנסיה החל לגביו הוא תשלום קצבה, לפי דין או הסכם, מאוצר המדינה או מקופת המעביד;

"מעביד" -

כל אחד מהמפורטים להלן, שהסדר הפנסיה החל לגבי עובדיו, או חלק מהם, הוא תשלום קצבה מאוצר המדינה או מקופתו:

(1) המדינה;

(2) גוף מתוקצב וגוף נתמך כהגדרתם בסעיפים 21 ו-32 לחוק יסודות התקציב, התשמ״ה-1985[128]א;
(3) גוף אחר שהממשלה משתתפת בתקציבו, במישרין או בעקיפין, ושר האוצר קבע לגביו בהודעה ברשומות כי הוא מעביד לענין פרק זה;

״משכורת״ - הכנסת עבודה כמשמעותה בסעיף 2(2) לפקודת מס הכנסה;
״משכורת קובעת״,

לענין עובד או נושא משרה מסוים, בזמן מסוים - רכיבי המשכורת המשולמים לעובד או לנושא המשרה, שהיו מובאים בחשבון לצורך חישוב הקצבה, אילו אותו עובד או נושא משרה היה פורש לגמלאות באותו זמן;

״נושא משרה״ -
כל אחד מהמפורטים להלן, שהסדר הפנסיה החל לגביו הוא תשלום קצבה מאוצר המדינה או מקופת הגוף שבו הוא מכהן:

(1) נושאי המשרה המפורטים בתוספת לחוק גמלאות לנושאי משרה ברשויות השלטון, התשכ״ג-1963[129] (בפרק זה - חוק הרשויות המקומיות);
(2) ראש רשות כהגדרתו בחוק הרשויות המקומיות (גמלאות לראש רשות וסגניו), התשל״ז-1977[130] (בפרק זה - חוק הרשויות המקומיות);
(3) ראש מועצה דתית וסגניו אשר עליהם חל חוק הרשויות המקומיות, לפי הוראות סעיף 14 לחוק שירותי הדת היהודיים [נוסח משולב], התשל״א-1971[131] (בפרק זה - חוק שירותי הדת היהודיים);

דברי הסבר

הפרק המוצע נועד להטיל על העובדים במגזר הציבורי חובת השתתפות בהתחייבויות של מעסיקיהם בעד תשלומי הפנסיה העתידים להשתלם להם מאוצר המדינה או מקופת המעסיק. במקביל מוצע להטיל חובת השתתפות כאמור גם על נושאי המשרה ברשויות השלטון אשר הסדר הפנסיה החל לגביהם הוא תשלום קצבה מאוצר המדינה או מקופת הגוף שבו הם מכהנים.
העמדה שבבסיס ההצעה להטיל חובת השתתפות כאמור היא כי מן הראוי שחובת השתתפות מסוימת בעלות הפנסיה תחול על העובדים ונושאי המשרה האמורים לקבל קצבה מהקופה הציבורית, כפי שחובה זו חלה על מי שמבוטח בהסדר פנסיה צוברת. היה והעובד או נושא המשרה לא יהיה זכאי לקצבה, מכל סיבה שהיא, יוחזרו התשלומים שנוכו ממנו.
השתתפות זו של העובדים ושל נושאי המשרה ברשויות השלטון תסייע במימון החבות האקטוארית הקיימת בשל ההתחייבות לתשלומי פנסיה ותביא להקטנת ההוצאה הציבורית בעבור תשלומי פנסיה לגמלאים.

[128]א ס״ח התשמ״ה, עמ׳ 60.
[129] ס״ח התשכ״ו, עמ׳ 98.
[130] ס״ח התשל״ז, עמ׳ 77.
[131] ס״ח התשל״א, עמ׳ 130.

---

(4) רב עיר כהגדרתו בסעיף 15 לחוק שירותי הדת היהודיים;

״קצבה״ -
סכום המשתלם מדי חודש לעובד או לנושא משרה שפרש לגמלאות, או לשאיריו.

ניכוי תשלומים מעובד

146.(א) מהמשכורת המשולמת לעובד בעד המועד הקובע ואילך ינכה המעביד תשלומים בשיעורים כמפורט להלן:

(1) בעד התקופה החל במועד הקובע עד יום י"ט בטבת התשס"ה (31 בדצמבר 2004) - 1% ממשכורתו הקובעת של העובד;

(2) בעד התקופה החל ביום כ' בטבת התשס"ה (1 בינואר 2005) ואילך - 2% ממשכורתו הקובעת של העובד.

(ב) על אף הוראות סעיף קטן (א), נקבעו בהסכם, שאושר על ידי שר האוצר, שיעורים אחרים מהשיעורים הקבועים באותו סעיף קטן, שהם אחידים לגבי כלל העובדים אצל אותו מעביד, ינכה המעביד, לפי הוראות סעיף קטן (א), תשלומים בשיעורים שנקבעו בהסכם כאמור.

ניכוי תשלומים מנושא משרה

147.מהמשכורת המשולמת לנושא משרה בעד המועד הקובע ואילך ינוכו תשלומים בשיעורים כמפורט להלן:

(1) בעד התקופה החל במועד הקובע עד יום י"ט בטבת התשס"ה (31 בדצמבר 2004) - 1% ממשכורתו הקובעת של נושא המשרה.

(2) בעד התקופה החל ביום כ' בטבת התשס"ה (1 בינואר 2005) ואילך - 2% ממשכורתו הקובעת של נושא המשרה.

ייעוד התשלומים

148.התשלומים שינוכו לפי סעיף 146 או 147, ישמשו אך ורק למטרת תשלום קצבה או להחזר תשלומים לפי סעיף 151, לעובדי המעביד או לנושאי משרה, שפרשו לגמלאות, או לשאיריהם, לפי הענין.

חשבון נפרד

149.התשלומים שינוכו לפי סעיף 146 או 147, למעט התשלומים שינוכו על ידי המדינה, ינוהלו בחשבון נפרד (בפרק זה - החשבון) על פי כללים שיקבע שר האוצר.

פטור מעיקול

150.הכספים שבחשבון לא יהיו ניתנים לשעבוד או לעיקול על פי כל דין, ואולם ניתן יהיה להטיל עיקול בשל תביעה של עובד שסיים את שירותו או עבודתו או של נושא משרה שסיים כהונתו, לפי הענין, לתשלום קצבה או להחזר תשלומים לפי סעיף 151.

החזר התשלומים

151.(א) עובד שסיים את שירותו או עבודתו או נושא משרה שסיים את כהונתו, ואשר אינו זכאי לתשלום קצבה מאוצר המדינה, מקופת המעביד או מקופת הגוף שבו כיהן, יהיה זכאי להחזר התשלומים שנוכו לפי הוראות פרק זה ממשכורתו.
(ב) שר האוצר יקבע כללים להחזר התשלומים לפי סעיף קטן (א).

דין חייל

152.לענין פרק זה יראו חייל המשרת בצבא הגנה לישראל על פי התחייבות לשירות קבע ושהסדר הפנסיה החל לגביו הוא תשלום פנסיה מקופת המדינה, כעובד, אף שאין מתקיימים לגביו יחסי עובד ומעביד.

עדיפות

153.הוראות פרק זה יחולו על אף האמור בכל הסכם או דין.

ביצוע ותקנות

154.שר האוצר ממונה על פרק זה והוא רשאי להתקין תקנות לביצועו.

פרק כ"א: שונות

תיקון חוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי

155.בחוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת הכספים 2002), התשס"ב-2002[132] -

(1) בכותרת פרק י"א, במקום "לשנים 2002 ו-2003" יבוא "לשנים 2002 עד 2005";

התקציב והמדיניות הכלכלית לשנת כספים 2002

(2) בסעיף 36, בהגדרה "התקופה הקובעת השלישית", במקום "י' בטבת התשס"ד (31 בדצמבר 2003)" יבוא "אי בטבת התשס"ו (31 בדצמבר 2005)";

(3) בסעיף 37, בסופו יבוא:

"(ג) על אף הוראות סעיף קטן (ב), עלה המדד הידוע ב-1 בינואר של שנת 2004 או של שנת 2005 בשיעור של יותר מ-5% ביחס למדד שהיה ידוע ב-1 בינואר של השנה הקודמת, יעודכן השכר הממוצע האמור בסעיפים קטנים (א) ו-(ב) בשיעור עליית המדד כאמור, בניכוי חמש נקודות האחוז; לענין זה, "המדד" - מדד המחירים לצרכן שמפרסמת הלשכה המרכזית לסטטיסטיקה."

תיקון חוק תכנית החירום הכלכלית (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנות הכספים 2002 ו-2003)

156. בחוק תכנית החירום הכלכלית (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנות הכספים 2002 ו-2003), התשס"ב-2002[133] -

(1) בסעיף 8, ההגדרה "התקופה הקובעת" - תימחק;

(2) בסעיף 9, ברישה, במקום "בתקופה הקובעת" יבוא "בתקופה שמיום כ"א בתמוז התשס"ב (1 ביולי 2002) עד יום לי בסיון התשס"ז (30 ביוני 2006)";

(3) בסעיף 10 -

(א) בסעיף קטן (א), במקום "התקופה הקובעת" יבוא "התקופה שמיום כ"א בתמוז התשס"ב (1 ביולי 2002) עד יום י' בטבת התשס"ז (31 בדצמבר 2006) (בסעיף זה - התקופה הקובעת)";

דברי הסבר

סעיף 155

פרק י"א לחוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת הכספים 2002), התשס"ב-2002, הוא הוראת שעה לשנים 2002 ו-2003 וענינו אי עדכון השכר הממוצע וערך נקודות קצבה לפי חוק הביטוח הלאומי, (נוסח משולב), התשנ"ה-1995 (להלן - חוק הביטוח הלאומי) בשנים האמורות. מוצע לתקן את כותרת הפרק ואת סעיף 36 באופן שיאריך את הוראת השעה עד לתום שנת 2005, בכפוף למנגנון עדכון כמוצע בסעיף 37(ג). לפי מנגנון העדכון המוצע, יעודכנו השכר הממוצע ונקודות הקצבה בסוף כל שנה בתקופה האמורה, אם עלה המדד בשיעור של יותר מ-5%, בשיעור השווה לשיעור עליית המדד בניכוי חמש נקודות האחוז כאמור.

סעיף 156

לפסקאות (1) עד (3)

סעיף 9 לחוק תכנית החירום הכלכלית (תיקוני חקיקה להשגת יעדי תקציב והמדיניות הכלכלית לשנות הכספים 2002 ו-2003), התשס"ב-2002 (להלן - חוק תכנית החירום הכלכלית), מבטל את התקרות לגביית דמי ביטוח לאומי ודמי ביטוח בריאות הנגבים על ידי המוסד לביטוח לאומי מהמעסיקים. סעיף 10 לחוק זה קובע כי גמלאות לפי חוק הביטוח הלאומי ולפי חוק הבטחת הכנסה, התשמ"א-1981, יופחתו ב-4%. סעיפים אלה הם הוראת שעה לתקופה שעד ליום 31 בדצמבר 2003. מוצע לקצר תקופה זו לענין סעיף 9 בחצי שנה, ולענין סעיף 10 - להאריכה עד לתום שנת 2006.

כמו כן, מוצע לבטל את פסקה (12) לפי סעיף 10(ב) לחוק תכנית החירום הכלכלית ובכך להוציא קצבה המשתלמת לפי פרק ה' לחוק הביטוח הלאומי, מרשימת התשלומים לפי החוקים השונים, שעליהם לא חלה הוראת השעה בדבר הפחתת תשלומים כאמור בסעיף 10 שם.

[132] ס"ח התשס"ב, עמ' 146(602).
[133] ס"ח התשס"ב, עמ' 428.

(ב) בסעיף קטן (ב), פסקה (12) - תימחק;

(ג) בסעיף קטן (ה), בפסקה (2), במקום "משבעים" יבוא "מארבעים וחמש";

(4) בסעיף 26, בהגדרה "התקופה הקובעת", במקום "י' בטבת התשס"ד (31 בדצמבר 2003)" יבוא "אי' בטבת התשס"ו (31 בדצמבר 2005)";

(5) אחרי סעיף 27 יבוא:

"הטבות נוספות הניתנות לפי חוקים שונים - הוראת שעה

27א. על אף האמור בחוקים המנויים בסעיף 27 או לפיהם, סכומי ההטבות הניתנות לפי החוקים האמורים ולפי כל הסכם לא יעודכנו בתקופה שמיום כ"ט בניסן התשס"ג (1 במאי 2003) עד תום התקופה הקובעת, וההטבות הניתנות בתקופה האמורה יהיו בסכומים שבהן ניתנו ביום הקובע השני, ואם הן ניתנות בשווה כסף - יינתנו כך ששווין בכסף לא יעלה על שווין ביום הקובע השני; לענין זה -

"הטבות" - כל הטבה שאינה תגמול הניתנת למי שמשתלם לו תגמול לפי אחד החוקים המנויים בסעיף 27, עקב היותו זכאי לתגמול כאמור, בין בכסף ובין בשווה כסף;

"היום הקובע השני" - כ"ח בניסן התשס"ג (30 באפריל 2003).";

(6) בסעיף 28 -

(1) בכותרת השוליים, אחרי "תגמולים" יבוא "הטבות";

(2) אחרי "בסעיף 27" יבוא "ואת ההטבות כאמור בסעיף 27א, ואחרי "התגמולים" יבוא "וההטבות";

(7) אחרי סעיף 29 יבוא:

"מנגנון עדכון - הוראת שעה

29א. על אף האמור בסעיפים 27, 27א ו-29, עלה המדד הידוע ב-1 בינואר של שנת 2004 או של שנת 2005 בשיעור של יותר מ-5% ביחס למדד שהיה ידוע ב-1 בינואר של השנה הקודמת, יעודכנו התגמולים לפי כל אחד מהחוקים המנויים בסעיף 27 וההטבות כאמור בסעיף 27א וסל הקליטה כאמור בסעיף 29 בשיעור עליית המדד כאמור, בניכוי חמש נקודות האחוז; לענין זה, "המדד" - מדד המחירים לצרכן שמפרסמת הלשכה המרכזית לסטטיסטיקה."

דברי הסבר

נוסף על כך, ולאור התיקון המוצע בהצעת חוק זאת בסעיף 160 לחוק הביטוח הלאומי, לענין שינוי חישוב המענק למי שנפגע בעבודה ונקבעה לו דרגת נכות נמוכה, מוצע לתקן בהתאם את סעיף 10(ה) לחוק תכנית החירום הכלכלית המתייחס למענק לפי סעיף 160 לחוק כאמור.

לפסקאות (4) עד (7)

סעיפים 26 עד 29 לחוק תכנית החירום הכלכלית קובעים כי תגמולים המשולמים לפי החוקים המנויים שם וכן סל הקליטה, לא יעודכנו בשנת 2003. מוצע להרחיב הוראות אלה גם לגבי הטבות הניתנות יחד עם התגמולים. כן מוצע להאריך תקופה זו עד לתום שנת 2005, בכפוף להוספת מנגנון עדכון שלפיו יעודכנו התגמולים וההטבות בסוף כל שנה בתקופה האמורה, אם עלה המדד בשיעור של יותר מ-5%, בשיעור השווה לשיעור עליית המדד בניכוי חמש נקודות האחוז כאמור.

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(8) בסעיף 37, האמור בו יסומן "(א)" ובו, במקום "י' בטבת התשס"ד (31 בדצמבר 2003)" יבוא "אי' בטבת התשס"ו (31 בדצמבר 2005)" ובמקום "דצמבר 2003" יבוא "דצמבר 2005", ואחריו יבוא:

"(ב) על אף הוראות סעיף קטן (א), עלה המדד הידוע ב-1 בינואר של שנת 2004 או של שנת 2005 בשיעור של יותר מ-5% ביחס למדד שהיה ידוע ב-1 בינואר של השנה הקודמת, תעודכן יתרת הפיקדון של חייל שהשתחרר כאמור בו בשיעור עליית המדד כאמור, בניכוי חמש נקודות האחוז; לענין זה, "המדד" - מדד המחירים לצרכן

שמפרסמת הלשכה המרכזית לסטטיסטיקה.".

תיקון חוק קליטת חיילים משוחררים

157. בחוק קליטת חיילים משוחררים, התשנ"ד-1994[134] (בפרק זה - חוק קליטת חיילים משוחררים) -

(1) בסעיף 7 -

(א) בסעיף קטן (ב), במקום "ינואר 2004" יבוא "ינואר 2006";

(ב) בסעיף קטן (ג), במקום "בשנת הכספים 2004" יבוא "בשנת הכספים 2006" ובמקום "דצמבר 2003" יבוא "דצמבר 2005";

(2) בסעיף 11(ב), בפסקה (2), במקום "ינואר 2004" יבוא "ינואר 2006" ובמקום "דצמבר 2003" יבוא "דצמבר 2005".

תיקון חוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת הכספים 2001)

158. בחוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת הכספים 2001), התשס"א-2001[135] (בפרק זה - חוק ההסדרים), בסעיף 30(ב), בפסקה (2)(ב), במקום "ינואר 2004" יבוא "ינואר 2006" ובמקום "דצמבר 2003" יבוא "דצמבר 2005".

חוק קליטת חיילים משוחררים וחוק ההסדרים - הוראת מעבר לגבי עדכון

159. (א) על אף האמור בסעיפים 7 ו-11(ב) בחוק קליטת חיילים משוחררים ובסעיף 30(ב) בחוק ההסדרים, כנוסחם בסעיפים 33 ו-44 בחוק זה, עלה המדד הידוע ב-1 בינואר של שנת 2004 או של שנת 2005 עלה בשיעור של יותר מ-5% ביחס למדד שהיה ידוע ב-1 בינואר של השנה הקודמת, יעודכנו הסכומים שבבדיקה בשיעור עליית המדד כאמור, בניכוי חמש נקודות האחוז.

(ב) בסעיף זה -

"המדד" - מדד המחירים לצרכן שמפרסמת הלשכה המרכזית לסטטיסטיקה;

"הסכומים שבבדיקה" - כל אלה:

דברי הסבר

סעיפים 156 עד 159

לפי סעיפים 36 ו-37 לחוק תכנית החירום הכלכלית, סכומי פיקדון ומענק שלהם זכאי חייל שהשתחרר לפי חוק קליטת חיילים משוחררים, התשנ"ד-1994 (להלן - חוק חיילים משוחררים), וכן יתרת הפיקדון העומדת לטובתו לפי החוק האמור, לא יעודכנו בשנת 2003. כמו כן לפי סעיף 7 לחוק חיילים משוחררים, הקרן לסיוע נוסף לא תעודכן בשנת 2003. מוצע להאריך תקופה זו בחוקים האמורים עד לתום שנת 2005, בכפוף להוספת מנגנון עדכון שלפיו יעודכנו תקציב הקרן לסיוע נוסף והסכומים כמפורט באותם חוקים, בסוף כל שנה בתקופה האמורה, אם עלה המדד בשיעור של יותר מ-5%, בשיעור השווה לשיעור עליית המדד בניכוי חמש נקודות האחוז כאמור.

[134] ס"ח התשנ"ד, עמ' 132.

[135] ס"ח התשס"א, עמ' 227.

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(1) תקציב הקרן לסיוע נוסף כאמור בסעיף 7 בחוק קליטת חיילים משוחררים;
(2) הסכומים המנויים בסעיף 11(ב) בחוק קליטת חיילים משוחררים;
(3) הסכומים המנויים בסעיף 30(ב) בחוק ההסדרים.

חוק לפיצוי נפגעי גזזת - הוראת שעה

160.(א) על אף האמור בחוק לפיצוי נפגעי גזזת, התשנ"ד-1994[136] (בסעיף זה - החוק), ובכפוף להוראות סעיף קטן (ב), סכומי ההטבות הניתנות לפי החוק לא יעודכנו בתקופה שמיום כ"ט בניסן התשס"ג (1 במאי 2003) ועד יום א' בטבת התשס"ו (31 בדצמבר 2005), ויראו אותם בתום התקופה האמורה כאילו עודכנו לפי החוק.
(ב) עלה המדד הידוע ב-1 בינואר של שנת 2004 או של שנת 2005 בשיעור של יותר מ-5% ביחס למדד שהיה ידוע ב-1 בינואר של השנה הקודמת, יעודכנו ההטבות לפי החוק בשיעור עליית המדד כאמור, בניכוי חמש נקודות האחוז.
(ג) בסעיף זה -
"הטבות" - כל מענק, קצבה, פיצוי וכל תשלום אחר, בין בכסף ובין בשווה כסף;
"המדד" - מדד המחירים לצרכן שמפרסמת הלשכה המרכזית לסטטיסטיקה.

תיקון חוק דחיית שירות לתלמידי ישיבות שתורתם אומנותם

161.בחוק דחיית שירות לתלמידי ישיבות שתורתם אומנותם, התשס"ב-2002[137], בסעיף 2(2), בסופו יבוא "ולגבי מיועד לשירות ביטחון שחלו עליו צווי דחיית שירות במשך ארבע שנים לפחות, ומלאו לו 23 שנים - הוא אינו עוסק בעיסוק נוסף בשעות לימודיו בישיבה כאמור בפסקה (1)".

תיקון חוק מימון מפלגות - הוראת שעה

162.בחוק מימון מפלגות, התשל"ג-1973[138] -
(1) בתקופה שמיום תחילתו של חוק זה עד יום ו' בטבת התשס"ד (31 בדצמבר 2003) -
(א) סעיף 1ג לא יחול;
(ב) בסעיף 3(ג), בכל מקום, במקום "5%" יבוא "2.2%".

דברי הסבר

סעיף 160
בדומה להסדרים המוצעים לגבי אי עדכונם של תגמולים והטבות המשתלמים לפי החוקים השונים, מוצע לתקן את החוק לפיצוי נפגעי גזזת, התשנ"ד-1994, ולקבוע כי סכומי ההטבות הניתנות לפיו, לא יעודכנו בתקופה המוצעת, אלא אם עלה המדד השנתי בתקופה זו בשיעור של יותר מ-5%. עלה המדד בשיעור כאמור, יעודכנו ההטבות לפי החוק בשיעור עליית המדד, בניכוי חמש נקודות האחוז.

סעיף 161
מוצע לתקן את חוק דחיית שירות לתלמידי ישיבות שתורתם אומנותם, התשס"ב-2002, כך שתלמיד ישיבה שתורתו אומנותו, שהוא מיועד לשירות ביטחון ושחלו עליו צווי דחיית שירות במשך ארבע שנים לפחות ומלאו לו 23 שנים, יוכל לעסוק בכל עבודה מעבר לשעות הלימוד בישיבה, וזאת כדי לאפשר לו להגדיל את הכנסתו שלא באמצעות תמיכה מתקציב המדינה.

סעיף 162
סעיף 3(ג) לחוק מימון מפלגות, התשל"ג-1973 (להלן - חוק מימון מפלגות), קובע כי סיעה תקבל מימון חודשי להוצאות שוטפות בגובה של 5% מיחידת מימון לכל מנדט שזכתה בו בבחירות לכנסת, בתוספת סכום של 5% מיחידת מימון אחת. סעיף 1ג לחוק מימון מפלגות, קובע כי יחידת המימון תהיה צמודה למדד המחירים לצרכן, שמפרסמת הלשכה המרכזית לסטטיסטיקה.

[136] ס"ח התשנ"ד, עמ' 277.
[137] ס"ח התשס"ב, עמ' 521.
[138] ס"ח התשל"ג, עמ' 52.

(2) בתקופה שמיום ז׳ בטבת התשס״ד (1 בינואר 2004) עד יום י״ט בטבת התשס״ה (31 בדצמבר 2004) -

(א) סעיף 1ג לא יחול;
(ב) בסעיף 3(ג), בכל מקום, במקום "5%" יבוא "3%".

תיקון חוק הרשויות המקומיות (מימון בחירות) - הוראת שעה

163. בחוק הרשויות המקומיות (מימון בחירות), התשנ״ג-1993[139], בתקופה שמיום תחילתו של חוק זה עד יום י״ט בטבת התשס״ה (31 בדצמבר 2004) -

(1) במקום סעיף 3 יבוא:

"יחידת החישוב 3. יחידת החישוב תהיה 45 שקלים חדשים לכל בעל זכות לבחור.";

(2) סעיף 4 לא יחול.

תיקון חוק יסודות התקציב

164. בחוק יסודות התקציב, התשמ״ה-1985[140] -

(1) בסעיף 29א -

(א) בסעיף קטן (א), ברישה ובפסקה (1), במקום "סעיף 29(א)" יבוא "סעיפים 29(א) או סעיף 31ה";
(ב) בסעיף קטן (ב) -

(1) ברישה, במקום "סעיף 29(א)" יבוא "סעיפים 29 (א) או 31(ה)";

דברי הסבר

בשל מצבו הקשה של המשק הלאומי מוצע לקבוע בהוראת שעה כי מיום תחילתו של חוק זה עד סוף שנת 2003, סכום המימון החודשי שתקבל סיעה לכל מנדט שזכתה בו בבחירות לכנסת יהיה בסכום של 2.2% מיחידת מימון אחת, בתוספת סכום של 2.2% מיחידת מימון אחת. בשנת 2004, הסכום החודשי שתקבל סיעה כאמור יהיה בסכום של 3% מיחידת מימון אחת בתוספת סכום של 3% מיחידת מימון אחת. עוד מוצע לקבוע כי בתקופה שמיום תחילתו של חוק זה עד סוף שנת 2004 לא תוצמד יחידת המימון למדד המחירים לצרכן. הפחתת שיעורי המימון כאמור תביא להפחתה של 40 מיליון שקלים חדשים בכל אחת משנות התקציב המפורטות בסעיף המוצע.

סעיף 163
סעיפים 3 ו-4 לחוק הרשויות המקומיות (מימון בחירות), התשנ״ג-1993, קובעים את גודל יחידת החישוב של יחידת מימון הבחירות ברשויות המקומיות. שוויה כיום של יחידת חישוב זו הוא כ-61 שקלים חדשים לכל בעל זכות בחירה. בשל מצבו הקשה של המשק הלאומי מוצע לקבוע בהוראת שעה, לתקופה שמיום תחילת חוק זה עד סוף שנת 2004, כי יחידת החישוב כאמור תקוצץ בכ-25% ותעמוד על 45 שקלים חדשים לכל בעל זכות בחירה, וכי בתקופה זו לא תעודכן יחידת החישוב בהתאם לשיעור השינוי במדד.

סעיף 164
לסעיף 31ה המוצע
המחוקק הכיר זה מכבר בצורך לקבוע ריסון תקציבי בכל הנוגע להוצאות השכר בשירות הציבורי. לפיכך, נקבע בהוראת סעיף 29 לחוק יסודות התקציב, התשמ״ה-1985, כי גוף מתוקצב או גוף נתמך לא יסכים על שינויים בשכר, בתנאי פרישה או בגמלאות, או על הטבות כספיות אחרות הקשורות לעבודה, ולא ינהיג שינויים או הטבות כאמור, אלא בהתאם למה שהוסכם או הונהג לגבי כלל עובדי המדינה או באישורו של שר האוצר.
כפי שעולה מהדוחות השנתיים שמפרסם הממונה על השכר והסכמי עבודה, בהתאם לסעיף 33א(ג) לחוק האמור, בגופים ציבוריים רבים משכורתם של עובדים שונים גבוהה ביותר ואף עולה, לא אחת, על משכורתו של מנהל הגוף. תופעה זו אינה ראויה. העיקרון אשר נותן ביטוי להירככיה הניהולית הוא כי העובד אשר עומד בראש הגוף הוא שיזכה למשכורת הגבוהה ביותר ואילו משכורותיהם של יתר העובדים אשר כפופים לו לא תעלינה עליה, אלא באישור מיוחד. יחד עם זאת קיימים עובדים המועסקים בתפקידים אשר הזיקה המקצועית אל גורם אחר חזקה מזו הקיימת אל ראש הגוף שבו הם

(139) ס"ח התשנ"ג, עמ' 146; התשנ"ח, עמ' 340.
(140) ס"ח התשמ"ה, עמ' 60.

---

(2) בפסקה (2), אחרי "כמשמעותן בסעיף 29" יבוא "או בשל משכורת כהגדרתה בסעיף 31ד";

(2) בסעיף 29ב(א), ברישה, במקום "סעיף 29" יבוא "סעיפים 29 או 31ה";
(3) אחרי סעיף 31ג יבוא:

"פרק ד'1: שכר מרבי לעובדים חדשים המועסקים בגוף מתוקצב או בגוף נתמך

הגדרות

31ד. בפרק זה -
"גוף מתוקצב", "גוף נתמך" - כהגדרתם בסעיפים 21 ו-32;

"משכורת" - הכנסת עבודה כמשמעותה בסעיף 2(2) לפקודת מס הכנסה[141], שניתנה בכסף, למעט תשלומים אלה:

(1) תשלומים שניתנו לעובד לכיסוי הוצאותיו לרבות תשלומים בשל החזקת רכב או טלפון, נסיעות לחוץ לארץ או רכישת ספרות מקצועית, לרבות גילום מס הכנסה בשל תשלומים אלה;
(2) שוויו של שימוש ברכב שהועמד לרשותו של העובד, כמשמעותו לפי סעיף 2(2) לפקודת מס הכנסה, לרבות גילום מס הכנסה בשל תשלום זה;

"המועד הקובע" - א' בתמוז התשס"ג (1 ביולי 2003);

"הסכם" - הסכם קיבוצי כללי או מיוחד כמשמעותם בחוק הסכמים קיבוציים, התשי"ז-1957[142], צו הרחבה כמשמעותו בחוק האמור, הסדר קיבוצי, הוראת מינהל או חוזה עבודה אישי לרבות חוזה מיוחד לפי סעיף 40 לחוק שירות המדינה (מינויים), התשי"ט-1959[143], שלפיו מעביד משלם שכר או תשלומים נלווים לעובד;

"מנהל", בגוף מתוקצב או בגוף נתמך - המנהל כללי או מנהל העסקים בגוף כאמור, גם אם תוארם שונה;

"עובד חדש" - עובד אשר החל להיות מועסק בגוף מתוקצב או בגוף נתמך ביום כ"ח באדר ב' התשס"ג (1 באפריל 2003) או לאחריו.

הגבלת משכורתו של עובד חדש בגוף מתוקצב או בגוף נתמך

31ה. (א) משכורתו של עובד חדש בגוף מתוקצב או גוף נתמך המשולמת בעד המועד הקובע ואילך, לא תעלה על המשכורת של מנהל הגוף שבו מועסק העובד, אלא באישור שר האוצר.

דברי הסבר

מועסקים. מוצע אפוא במקרים אלה לאפשר לקבוע כי משכורתם תושווה אל משכורתו של אותו גורם.
התופעה התפתחה, בין השאר, בעקבות קיומם של הסכמים קיבוצים ישנים אשר אין בכוחו של סעיף 29 להתגבר עליהם. הסכמים אלה נחתמו בעידן של פריחה כלכלית, לעתים עקב לחץ ועדי עובדים תוך שימוש בחיוניות השירות שמספק הגוף. בתקופה של משבר כלכלי חמור אין הצדקה להחלתם של הסכמים אלה לגבי עובדים חדשים.

(141) דיני מדינת ישראל, נוסח חדש 6, עמ׳ 120.
(142) ס״ח התשי״ז, עמ׳ 63.
(143) ס״ח התשי״ט, עמ׳ 86.

(ב) על אף הוראות סעיף קטן (א), רשאי שר האוצר לקבוע סוגי עובדים, מבין העובדים החדשים, שמשכורתם לא תעלה על משכורתו של גורם אחר שיקבע, שאינו המנהל.

סייג לתחולה

31ו. השר רשאי לקבוע לגבי סוגי עובדים או מקרים או לגבי מקרה מסוים שעליהם חלות הוראות סעיף 31ה, כי הוראות הסעיף האמור לא יחולו עליהם או שיחולו בשינויים שיקבע.

תחולת שאר הוראות החוק

31ז. אין בהוראות פרק זה כדי לגרוע מכל הוראה אחרת בחוק זה, והוראות חוק זה לרבות הסמכויות הקבועות בהן, יחולו על תשלום משכורת של עובד שנעשה בניגוד להוראות פרק זה.

עדיפות

31ח. הוראות פרק זה גוברות על הוראות כל הסכם או דין, לרבות חוק הסכמים קיבוציים, התשי״ז-1957.״;

(4) בסעיף 33א(ג)(4), במקום ״סעיף 29(א)״ יבוא ״סעיפים 29(א) או 31ה״;
(5) בסעיף 35א, במקום ״סעיף 29״ יבוא ״סעיפים 29 או 31ה״;
(6) אחרי סעיף 43 יבוא:

״קיזוז וגביה

43א. (א) החשב הכללי במשרד האוצר או מי שהוא הסמיך לכך, רשאי להורות על קיזוז חיוב כספי קצוב שגוף מתוקצב, גוף נתמך וכל אדם אחר שהממשלה משתתפת בתקציבו, במישרין או בעקיפין, או שהממשלה חייבת לו כספים מכל סיבה שהיא, חב לממשלה, לרבות בשל סכומים ששולמו לו ביתר אך למעט חוב מס; קיזוז כאמור לא ייעשה אלא לאחר שניתנה הודעה בכתב לחייב

דברי הסבר

לסעיף 31ו המוצע

כדי לתת מענה למקרים מיוחדים וחריגים, מוצע להסמיך את שר האוצר לקבוע מקרים שבהם לא יחולו הוראות סעיף 31ה או שיחולו בשינויים שיקבע.

לסעיף 31ז המוצע

ההוראות המוצעות בפרק זה באות נוסף על הוראות פרק ד' לחוק יסודות התקציב ולפיכך שכרו של עובד גוף מתוקצב ונתמך ימשיך להיות מושווה לשכרם של כלל עובדי המדינה, ואולם בפרק זה נקבעת לו תקרה מרבית. כדי שניתן יהיה לאכוף את ביצוען של הוראות הפרק המוצע, מוצע לקבוע כי הוראות החוק, הדנות בענין מתן שכר ותנאי עבודה שלא כדין והמעניקות לשר האוצר סמכויות בענין זה, יחולו לגבי תשלום משכורת הנעשה בניגוד להוראות פרק זה.

לסעיף 31ח המוצע

כדי להתגבר על הסכמים קיימים, לרבות הסכמים קיבוציים, מוצע לקבוע כי הוראות החוק יגברו על האמור בכל הסכם או דין. כמו כן, יש מקום לקבוע עדיפות לחוק זה על פני חוק הסכמים קיבוציים, כדי להימנע ממצב שבו לא יהיה ברור איזהו החוק הגובר.

בשל ביזור הסמכויות במשרדי הממשלה השונים נקלעת הממשלה לעתים למצבים שבהם משרד ממשלתי אחד משלם כספים לגוף כלשהו בעוד אותו גוף חייב כספים למשרד ממשלתי אחר, ובחלק מהמקרים גביית החוב אף אינה אפשרית או אינה מעשית. מצבים אלה מתעוררים במיוחד לגבי גופים מתוקצבים וגופים נתמכים וכן לגבי גופים נוספים שהממשלה משתתפת בתקציבם באופן שוטף, ואולם לעתים הממשלה נקלעת למצב כזה גם לגבי גופים שהקשר אתם הוא על בסיס עסקי או מסחרי.

כדי לשפר את יכולות הפיקוח על הוצאות הממשלה ואת אפשרויות הגביה שלה, מוצע להסמיך את החשב הכללי במשרד האוצר או מי שהוא הסמיך לכך להורות על קיזוז חיוב כספי שגוף כאמור חייב לממשלה מתוך סכומים שהממשלה חייבת לו, וזאת בדרך של ביצוע התקציב הרלוונטי והעברת הכסף להכנסות המדינה. כמו כן מוצע להסמיך את החשב הכללי במשרד האוצר או מי שהוסמך על ידו לפעול לגביית חוב כאמור כאילו היה מס שפקודת המסים (גביה) חלה עליו.

כאמור על הכוונה לקזז את הסכום והחוב לא סולק בתוך 30 ימים.

(ב) קיזוז חיוב כספי קצוב לפי הוראות סעיף קטן (א) ייעשה בדרך של ביצוע התקציב הנוגע לענין לפי חוק התקציב השנתי, והעברת הסכום שקוזז לאוצר המדינה.

(ג) בלי לגרוע מהוראות סעיף זה רשאי החשב הכללי במשרד האוצר או מי שהוסמך על ידו כאמור בסעיף קטן (א), לגבות את החוב כאמור באותו סעיף קטן (א) לפי הוראות פקודת המסים (גביה)[144], כאילו היה מס.

(ד) בסעיף זה -

"הממשלה" -	הממשלה ומשרדי הממשלה, לרבות יחידותיהם ויחידות הסמך שלהם;
"חוב מס" -	כמשמעותו בחוק קיזוז מסים, התש"ם-1980[145]."

תמלוגים מאת רשות הנמלים והרכבות - הוראת שעה

165. עד יום ה' באב התשס"ג (3 באוגוסט 2003), תעביר רשות הנמלים והרכבות כמשמעותה בחוק רשות הנמלים והרכבות, התשכ"א-1961[146], למדינה, נוסף על התמלוגים לפי סעיף 35א(ב) לחוק האמור ועל התמלוגים לפי סעיף 30(א) לחוק תכנית החירום הכלכלית (תיקוני חקיקה להשגת יעדי התקציב לשנות הכספים 2002 ו-2003), התשס"ג-2002[147], תמלוגים בסך של 38 מיליון שקלים חדשים.

תשלום מאת רשות שדות התעופה - הוראת שעה

166. עד יום ה' באב התשס"ג (3 באוגוסט 2003), תעביר רשות שדות התעופה כמשמעותה בחוק רשות שדות התעופה, התשל"ז-1977[148], למדינה, נוסף על התשלום השנתי לפי סעיף 40א לחוק האמור, תשלום בסך של 23 מיליון שקלים חדשים.

תשלום מאת רשות הדואר - הוראת שעה

167. עד יום ה' באב התשס"ג (3 באוגוסט 2003), תעביר רשות הדואר כמשמעותה בחוק רשות הדואר, התשמ"ו-1986[149], למדינה, נוסף על התשלום השנתי לפי סעיף 44א לחוק האמור, תשלום בסך של 28 מיליון שקלים חדשים.

תשלום מאת

רשות השידור - הוראת שעה

168.עד יום ה׳ באב התשס״ג (3 באוגוסט 2003), תעביר רשות השידור, כמשמעותה בחוק רשות השידור, התשכ״ה-1965[150], למדינה, תשלום בסך של 11 מיליון שקלים חדשים.

דברי הסבר

סעיפים 165 עד 168

לפי פרק י״ז יופחת, בין השאר, שכרם של עובדי רשות הנמלים והרכבות, רשות שדות התעופה, רשות הדואר ורשות השידור בשיעור ממוצע של כ-8%.

כנגד הפחתת השכר האמורה, יופחתו, החל בשנת 2004, לפי החלטת הממשלה, המחירים, התעריפים והאגרות המשולמים על ידי הצרכנים הפרטיים, המגזר העסקי, המגזר הציבורי והממשלה, בין השאר, לארבע הרשויות האמורות (להלן - התשלומים).

נוכח המצב הכלכלי הקשה שאליו נקלע המשק הישראלי והצורך בריסון פיסקלי, מוצע כי בשנת 2003 יופחתו התשלומים בסכום השווה ל-25% בלבד מן החיסכון שייווצר בעקבות הפחתת השכר ברשויות האמורות להכנסות המדינה, ויתרת החיסכון האמור תועבר להכנסות המדינה, בדרך של הגדלה חד-פעמית בתמלוגים ובתשלומים שמשלמות רשויות אלה, ולגבי רשות השידור - מדובר בתשלום חד-פעמי.

(145) ס״ח התש״ם, עמ׳ 50.
(146) ס״ח התשכ״א, עמ׳ 145.
(147) ס״ח התשס״ג, עמ׳ 150.
(148) ס״ח התשל״ז, עמ׳ 182.
(149) ס״ח התשמ״ו, עמ׳ 79.
(150) ס״ח התשכ״ה, עמ׳ 106.

תיקון חוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב לשנת 2001) (תיקון, ביטול והתליה של חקיקה שמקורה בהצעות חוק פרטיות)

169.בחוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב לשנת 2001) (תיקון, ביטול והתליה של חקיקה שמקורה בהצעות חוק פרטיות), התשס״א-2001[151], בסעיפים 15(ב) ו-16(ג), בכל מקום, במקום ״כ״ו בטבת התשס״ג (31 בדצמבר 2002)״ יבוא
״ל׳ בכסלו התשס״ו (31 בדצמבר 2005)״.

תיקון חוק שירות המדינה (מינויים)

170.בחוק שירות המדינה (מינויים), התשי״ט-1959[152], אחרי סעיף 46 יבוא:

״פיטורים בשל אי התאמה

46א. (א) נציב השירות רשאי לפטר עובד המדינה או להפסיק את עבודתו, אם מצא שאינו מתאים למלא את תפקידו.
(ב) נציב השירות רשאי, באישור ועדת השירות, לאצול לעובד המדינה את סמכותו לפי סעיף קטן (א), כולה או חלקה; הודעה על אצילת הסמכות תפורסם ברשומות.
(ג) ועדת השירות תקבע כללים בדבר דרך הפעלת הסמכות כאמור בסעיף קטן (א).
(ד) סימן 15 לדבר המלך במועצה על ארץ ישראל, 1922-1947, לא יחול על פיטורים או על הפסקת עבודה של עובד המדינה, בשל אי התאמה למילוי התפקיד, כאמור בסעיף זה.״

חוק שירות המדינה (מינויים) - תחילה וכללים ראשונים

171.תחילתו של סעיף 46א לחוק שירות המדינה (מינויים), התשי"ט-1959, כנוסחו בסעיף 1 לחוק זה, ביום תחילתם של כללים שקבעה ועדת השירות לפי הסעיף האמור; כללים ראשונים לפי הסעיף האמור ייקבעו עד יום ג' באב התשס"ג (1 באוגוסט 2003).

תחילה

172.תחילתו של חוק זה ביום כ"ט בניסן התשס"ג (1 במאי 2003), אלא אם כן נקבע בו אחרת.

דברי הסבר

סעיף 169

חוק התכנון והבניה (תיקון מס' 53), התשס"א-2000 (להלן - תיקון 53), הרחיב את המקרים הפטורים מתשלום היטל השבחה גם על השבחת מקרקעין של הקדש ציבורי וכן גם על השבחת דירה ששטחה אינה עולה על 160 מ"ר, במקום הפטור שניתן קודם לכן על השבחת דירה ששטחה אינו עולה על 120 מ"ר.

על פי חוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב לשנת 2001) (תיקון, ביטול והתליה של חקיקה שמקורה בהצעות חוק פרטיות), התשס"א-2001, וחוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב לשנת 2002), התשס"ב-2002, הותלה תיקון מס' 53 עד יום 31 בדצמבר 2002.

לנוכח המצב הכלכלי הקשה של הרשויות המקומיות, מוצע להמשיך להתלות את תיקון מס' 53 עד יום 31 בדצמבר 2005.

סעיף 170

הפסקת שירותו של עובד מדינה, בשל אי התאמתו לעבודה (להלן - פטורי אי התאמה) שלא מטעמי משמעת, בריאות או צמצום, היא כיום בסמכות הממשלה, על פי סעיף 15 לדבר המלך במועצה על ארץ ישראל, 1922-1947, סמכות זו האוצלה לשרים, ומהם למנהלים הכלליים במשרדי הממשלה, על פי החלטות ממשלה שנתקבלו לאורך השנים מאז קום המדינה.

לאחרונה, החליטה הממשלה, במסגרת התכנית להבראת המשק ושינויי המבנה הנדרשים, כי יש להסמיך את הגורמים המקצועיים המנוסים בטיפול בכוח אדם בשירות המדינה לקבל החלטות בדבר הפסקת שירות עובדים בשל אי התאמה.

הסמכת נציב שירות המדינה, שהוא הגורם המקצועי הבכיר ביותר בשירות בנושא ניהול כוח אדם, תוך מתן אפשרות לאצילת סמכות זו למנהלים הבכירים במשרדי הממשלה וביחידות הסמך הממשלתיות (דוגמת הסמנכ"לים למינהל ומשאבי אנוש), מבטיחה הליך הוגן, מקצועי ויעיל, בלא משוא פנים ובלא התערבותם של שיקולים פוליטיים ולא ענייניים. למותר להוסיף, כי הליך זה כפוף ככל החלטה מינהלית של הרשות המבצעת, לביקורת שיפוטית, להלכות משפט העבודה והמשפט המינהלי, ולכללי הצדק הטבעי.

(151) ס"ח התשס"א, עמ' 236.

(152) חוקי א"י, כרך ג', עמ' 2738; ס"ח התשנ"ה, עמ' 397.

נספח לדברי ההסבר

להלן נוסח החוקים והסעיפים שמוצע לבטלם בהצעת חוק זו:

בפקודת מס הכנסה:

"הנחות ממס לתושב עכו

11א.(א) בסעיף זה -

"עכו" - תחום עיריית עכו כמפורט בתוספת הראשונה לפקודת העיריות;

"תושב עכו" - יחיד שמקום מגוריו הקבוע עכו:

"שלומי" - תחום המקומית שלומי;

"תושב שלומי" - יחיד שמקום מגוריו הקבוע שלומי.

(ב) על אף האמור לפי סעיף 11, לענין הנחות ממס, דין תושב עכו כדין תושב שלומי, ויחולו עליו לענין זה תקנות מס הכנסה (הנחות ממס בישובי גבול הצפון), התשמ"ו-1985.

זיכוי ממס לתושב באר שבע והנגב בשנות המס 2001 עד 2002

11ב.(א) בסעיף זה - ״אזור באר שבע והנגב״ - תחום השיפוט של העיריות, המועצות המקומיות והמועצות האזוריות כמפורט להלן:

(1) עומר, להבים, מיתר, אשקלון;
(2) קרית גת, שדרות, אילת, ערד, מועצה אזורית חוף אשקלון, מועצה אזורית לכיש, מועצה אזורית חוף עזה, מועצה אזורית שער הנגב, שדה יואב, עוזה, שלוה, אבן שמואל, נועם, איתן; מועצה אזורית שפיר - קוממיות, רווחה, חזון יחזקאל (אלומה), זבדיאל; מועצה אזורית יואב - גת, גלאון, בית ניר, בית גוברין, נגבה, נחלה; מועצה אזורית הר חברון, ורדון;
(3) באר שבע;
(4) נתיבות, רהט, לקייה, חורה, שגב שלום, כסייפה, מועצה אזורית מרחבים, מועצה אזורית עזתה, מועצה אזורית בני שמעון, מועצה אזורית אשכול, מועצה אזורית אילות, מועצה אזורית הערבה התיכונה, מועצה אזורית תמר;
(5) ירוחם, דימונה, אופקים, רמת הנגב, תל שבע, ערוער;
(6) מצפה רמון;

״נפת באר שבע״ -

נפת באר שבע כפי שנקבעה בהחלטת הממשלה לפי סעיף 3 לפקודת סדרי השלטון והמשפט, התש״ח-1948; ״תושב אזור באר שבע והנגב״ - יחיד שמקום מגוריו הקבוע הוא באזור באר שבע והנגב.

״תושב נפת באר שבע״ -

יחיד שמקום מגוריו הקבוע הוא בנפת באר שבע ואינו תושב אחד היישובים המפורטים בפסקאות (1) עד (6) להגדרה ״אזור באר שבע והנגב״.

(ב) יחיד שהיה תושב אזור באר שבע והנגב או תושב נפת באר שבע במשך כל שנת המס, זכאי באותה שנה בשל היותו תושב כאמור לזיכוי ממס בשיעור המפורט להלן, מהכנסתו עד לסכום הכנסה של 169,920 ש״ח:

(1) אם הוא תושב אחד הישובים המפורטים בפסקה (1) להגדרה ״אזור באר שבע והנגב״ - 5%;

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(2) אם הוא תושב אחד הישובים המפורטים בפסקה (2) להגדרה ״אזור באר שבע והנגב״ או אם הוא תושב נפת באר שבע -10%;
(3) אם הוא תושב אחד הישובים המפורטים בפסקה (3) להגדרה ״אזור באר שבע והנגב״ - 12%;
(4) אם הוא תושב אחד הישובים המפורטים בפסקה (4) להגדרה ״אזור באר שבע והנגב״ - 15%;
(5) אם הוא תושב אחד הישובים המפורטים בפסקה (5) להגדרה ״אזור באר שבע והנגב״ - 20%;
(6) אם הוא תושב אחד הישובים המפורטים בפסקה (6) להגדרה ״אזור באר שבע והנגב״ - 25%.

(ג) סכום הזיכוי ממס לפי סעיף קטן (ב) לא יעלה על המס שהנישום חייב בו לפי שיעור המס הגבוה ביותר החל עליו.
(ד) על אף האמור בסעיף קטן (ב), מי שנעשה תושב אזור באר שבע והנגב או תושב נפת באר שבע במהלך שנת מס, יהא זכאי לזיכוי ממס באופן יחסי לתקופת תושבותו באזור האמור, ובלבד שהתגורר באזור באר שבע והנגב שנים עשר חודשים לפחות.
(ה) על אף האמור בסעיף קטן (ב), הזיכוי ממס לא יחול בשל הכנסה מנכס; לענין זה, ״הכנסה מנכס״ - הכנסה לפי סעיף 2(4), (6) או (7), וכן הכנסה לפי חלק הי שהופקה מנכס הנמצא מחוץ לאזור באר שבע והנגב או מחוץ לנפת באר שבע.
(ו) יחיד הזכאי לזיכוי ממס לפי סעיף זה וכן לזיכוי או להנחה ממס בשל היותו תושב אזור באר שבע והנגב או נפת באר שבע, לפי סעיף 11 או לפי כל דין אחר, זכאי לאחד מהם בלבד, לפי הגבוה מביניהם.

(ז) (1) הוראות סעיף זה יחולו בשנת המס 2001, החל ביום י׳ בתמוז התשס״א (1 ביולי 2001) ובשנות המס 2002 ו-2003.

(2) בשנת המס 2001 יראו, לענין חישוב הזיכוי ממס לפי סעיף זה, את הכנסתו של יחיד שהופקה באותה שנה כאילו מחציתה הופקה בתקופה שמיום ו׳ בטבת התשס״א (1 בינואר 2001) עד יום ט׳ בתמוז התשס״א (30 ביוני 2001), ומחציתה הופקה בתקופה שמיום י׳ בתמוז התשס״א (1 ביולי 2001) עד יום ט״ז בטבת התשס״ב (31 בדצמבר 2001) ויראו אותה שנה את הסכום הנקוב ברישה של סעיף קטן (ב) כאילו נקוב בו סכום של 83,750 שקלים חדשים.
(3) שר האוצר, באישור ועדת הכספים של הכנסת, רשאי לקבוע בכללים את התיאומים הנדרשים בשל החלת הוראות סעיף זה לצורך חישוב המס החל על הכנסה שהופקה בשנת המס 2001.

(ח) הסכום הנקוב בסעיף קטן (ב) יתואם לפי סעיף 120ב, ויחולו עליו, לענין זה, ההוראות החלות על תקרת הכנסה.״

בחוק תכנית החירום הכלכלית (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת הכספים 2002 ו-2003), התשס״ב-2002:כאן יבוא צילום

בחוק אזור סחר חופשי באילת (פטורים והנחות ממסים), התשמ״ה-1985:

״זיכוי ממס הכנסה ליחיד

11. יחיד שהוא תושב תחום העיר אילת זכאי לזיכוי ממס הכנסה בשיעור של 10% מההכנסה החייבת לפי סעיפים 2(1) או 2(2) לפקודה, שנצמחה או הופקה בתחום העיר אילת או באזור חבל אילות, אך לא יותר מהמס שהוא חייב בו בשל ההכנסה האמורה, שיראוה לענין זה כאילו היא בשלב הגבוה ביותר בסולם הכנסתו, ולא יהא זכאי להנחה לפי סעיף 11 לפקודה.

12. (א) מעסיק תושב תחום העיר אילת המשלם הכנסת עבודה בעד עבודה המתבצעת בתחום העיר אילת, זכאי להטבה לשם הקטנת עלויות השכר, בשיעור של 20% מהכנסת העבודה האמורה, אך לא יותר מסכום המס שעליו לנכות במקור באותה הכנסת עבודה; לענין זה, ״הכנסת עבודה״ - למעט תשלום לבעל שליטה בחברת מעטים, כאמור בסעיף 18(ב) לפקודה, ולמעט תשלום מאדם לקרובו כמשמעותו בסעיף 76(ד) לפקודה.
(ב) הזכאי להטבה על פי סעיף קטן (א), יקבל אותה על ידי הפחתת סכום ההטבה מהסכום שהוא חייב לנכות במקור על פי סעיף 164 לפקודה.״

הצעת חוק-יסוד: משק המדינה (תיקון מס' 11)

הוספת סעיף 3ג

1. בחוק-יסוד: משק המדינה[1], אחרי סעיף 3ב יבוא:

"חקיקה הצריכה תקציב

3ג. (א) הצעת חוק תקציבית לא תתקבל בכנסת אלא בקולותיהם של 55 חברי הכנסת לפחות; הרוב האמור דרוש בקריאה הראשונה, בקריאה השניה ובקריאה השלישית; ואולם אם הפכה הצעת החוק להצעת חוק תקציבית לאחר הקריאה הראשונה, דרוש הרוב האמור בקריאה השניה ובקריאה השלישית.

(ב) הסתייגות תקציבית לא תתקבל בכנסת אלא בקולותיהם של 55 חברי הכנסת לפחות; התקבלה הסתייגות תקציבית להצעת חוק - לא תתקבל הצעת החוק בכנסת בקריאה השלישית אלא בקולותיהם של 55 חברי הכנסת לפחות.

(ג) בסעיף זה -

"הצעת חוק תקציבית" - הצעת חוק שהונחה על שולחן הכנסת לקריאה ראשונה ושמתקיימים בה כל אלה:

(1) היא הוגשה שלא בידי הממשלה;

(2) שר האוצר או מי שהוא הסמיכו לכך קבע כי בביצועה כרוכה עלות תקציבית של 5 מיליון שקלים חדשים או יותר בשנת תקציב כלשהי;

(3) הממשלה לא נתנה הסכמתה לעלות התקציבית;

"הסתייגות תקציבית" - הסתייגות להצעת חוק שמתקיימים בה שני אלה:

(1) שר האוצר או מי שהוא הסמיכו לכך קבע שבביצועה כרוכה עלות תקציבית של 5 מיליון שקלים חדשים או יותר בשנת תקציב כלשהי;

דברי הסבר

חוק-יסוד: משק המדינה (הצעות חוק והסתייגויות שבביצוען כרוכה עלות תקציבית) (הוראת שעה), התשס"ב-2002 (להלן - הוראת השעה), קבע, כהוראת שעה, כי הצעת חוק או הסתייגות להצעת חוק שבביצוען כרוכה עלות תקציבית בשיעור של 5 מיליון שקלים חדשים או יותר בשנת תקציב, לא תתקבל אלא בקולותיהם של 50 חברי הכנסת לפחות.
התיקון האמור בא למנוע מצב שהיה קיים בעבר ולפיו התקבלו בכנסת חוקים שמקורם בהצעות חוק פרטיות, הכרוכים בהוצאה תקציבית גדולה או בהפחתה ניכרת של הכנסות המדינה, למרות התנגדות הממשלה, זאת בניגוד למרבית הפרלמנטים בעולם המערבי, שבהם מוטלות מגבלות על חקיקה פרטית הכרוכה בהוצאה תקציבית או בהפחתת הכנסות.
קבלת חקיקה תקציבית בהיקף ניכר למרות התנגדות הממשלה משמעה קביעת הוצאה תקציבית שלא במסגרת סדר עדיפויות מתאים ושלא בהתאם למדיניות כלכלית כוללת המביאה בחשבון את כלל הצרכים התקציביים ואת המגבלה התקציבית, כפי שאלו נקבעו בתקציב שאושר בכנסת.
הוראת השעה נקבעה כהוראת שעה לתקופה של שנה אחת כדי לבחון את יעילותה והשפעתה על עבודת הכנסת, ותוקפה עד יום ט"ו בתמוז התשס"ג (15 ביולי 2003).
מוצע לקבוע את ההוראות שבהוראת השעה כהוראת קבע בחוק-יסוד: משק המדינה, בשינויים אלה:

- הצעות חוק תקציביות והסתייגויות תקציביות לא יתקבלו אלא ברוב של 55 חברי הכנסת;

- קביעת העלות התקציבית של הצעת חוק או של הסתייגות תיעשה בידי שר האוצר בלבד.

[1] ס"ח התשל"ה, עמ' 206; התשנ"ב, עמ' 224.

(2) הממשלה לא נתנה את הסכמתה לעלות התקציבית;

"עלות תקציבית" -	הוצאה או התחייבות להוצאה מתקציב המדינה, או הפחתה של הכנסות המדינה, אף אם ההוצאה או ההפחתה כאמור מלוות בהקטנה של הוצאה או של התחייבות להוצאה מתקציב המדינה, או בהגדלה של הכנסות המדינה;
"הוצאה מתקציב המדינה",	"הפחתה של הכנסות המדינה" - לרבות הוצאה מתקציבו של גוף מתוקצב והפחתה של הכנסות גוף מתוקצב;
"גוף מתוקצב" -	כהגדרתו בסעיף 21 לחוק יסודות התקציב, התשמ"ה-1985[2].

(ד) הוראות סעיף זה לא יחולו על הצעת חוק שענינה פיזור הכנסת ועריכת בחירות.
(ה) אין לשנות סעיף זה אלא ברוב של חברי הכנסת."

תחולה 2.חוק יסוד זה יחול גם על הצעות חוק שהוגשו לפני תחילתו, אף אם החל הדיון בהן.

ביטול חוק- יסוד: משק המדינה (הצעות חוק והסתייגויות שבביצוען כרוכה עלות תקציבית) (הוראת שעה) 3.חוק-יסוד: משק המדינה (הצעות חוק והסתייגויות שבביצוען כרוכה עלות תקציבית) (הוראת שעה), התשס"ב-2002[3] - בטל.

[2] ס"ח התשמ"ה, עמ' 60; התשנ"ח, עמ' 48.
[3] ס"ח התשס"ב, עמ' 478.